82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030559

REGISTRANT'S NAME Enerco Energy Service

*CURRENT ADDRESS

PROCESSED

APR 1 6 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1162 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlr

DATE : 4/2/02

02 APR -1 AM 8:05

82-1162

March 25, 2002

AR/S
12-31-01

Securities and Exchange Commission
Filing Desk
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. USA 20549

Ladies and Gentlemen:

Re: Enerco ~~Enserco~~ **Energy Service Company Inc.**
(formerly called Bonus Resource Services Corp.) ("Company")
Filing Pursuant to Rule 12g3-2(b) under the *Securities Exchange* Act of 1934 (SEC File No. 82-1162)

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the *Securities Act* of 1934, as amended:

I. Information which the Company has made public pursuant to Canadian Federal and Provincial laws.

Name of Document		**Date**	**Date Filed**
(a)	Notice of Special Meeting of Shareholders, Optionholders and Warrantholders of Enserco Energy Service Company Inc. to be held April 24, 2002 and Notice of Petition and Management Information Circular and Proxy Statement With Respect to an Arrangement Involving Enserco Energy Service Company Inc. and Nabors Industries, Inc. and Certain of its Affiliates.	March 20, 2002	March 22, 2002
(b)	Letter of Transmittal and Election Form	March 20, 2002	March 22, 2002

Name of Document	Date	Date Filed
(c) Instrument of Proxy- Optionholders	March 20, 2002	March 22, 2002
(d) Instrument of Proxy - Shareholders and Warrantholders	March 20, 2002	March 22, 2002

II. Information filed by the Company with the Toronto Stock Exchange.

Name of Document	Date	Date Filed
(a) Notice of Special Meeting of Shareholders, Optionholders and Warrantholders of Enserco Energy Service Company Inc. to be held April 24, 2002 and Notice of Petition and Management Information Circular and Proxy Statement With Respect to an Arrangement Involving Enserco Energy Service Company Inc. and Nabors Industries, Inc. and Certain of its Affiliates.	March 20, 2002	March 22, 2002
(b) Letter of Transmittal and Election Form	March 20, 2002	March 22, 2002
(c) Instrument of Proxy- Optionholders	March 20, 2002	March 22, 2002
(d) Instrument of Proxy - Shareholders and Warrantholders	March 20, 2002	March 22, 2002

III Information which the Company has distributed to its security holders.

Name of Document	Date	Date Filed
(a) Notice of Special Meeting of Shareholders, Optionholders and Warrantholders of Enserco Energy Service Company Inc. to be held April 24, 2002 and Notice of Petition and Management Information Circular and Proxy Statement With Respect to an Arrangement Involving Enserco Energy Service Company Inc. and Nabors Industries, Inc. and Certain of its Affiliates.	March 20, 2002	March 22, 2002
(b) Letter of Transmittal and Election Form	March 20, 2002	March 22, 2002
(c) Instrument of Proxy- Optionholders	March 20, 2002	March 22, 2002
(d) Instrument of Proxy - Shareholders and Warrantholders	March 20, 2002	March 22, 2002

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call the undersigned at (403) 298-0300.

Yours truly,
ENSERCO ENERGY SERVICE COMPANY INC.

By: ______________________
Title: Director
Date: March 25, 2002

G:\CSPENCE\CDS\ENSERCO\USFILINGS\L015SECURITIES EXCHANGE US.DOC

ENSERCO
Energy Service Company Inc.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS, OPTIONHOLDERS AND WARRANTHOLDERS OF ENSERCO ENERGY SERVICE COMPANY INC.

To Be Held April 24, 2002

— and —

NOTICE OF PETITION

— and —

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT WITH RESPECT TO AN ARRANGEMENT INVOLVING

ENSERCO ENERGY SERVICE COMPANY INC.

— and —

NABORS INDUSTRIES, INC.

AND CERTAIN OF ITS AFFILIATES

March 20, 2002

THE SECURITIES TO BE ISSUED IN THIS TRANSACTION HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY CANADIAN SECURITIES REGULATORY AUTHORITY, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS ANY CANADIAN SECURITIES REGULATORY AUTHORITY, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION CONCERNING NABORS INDUSTRIES, INC. AND ITS SUBSIDIARIES CONTAINED IN THIS CIRCULAR, HAS BEEN TAKEN FROM OR IS BASED UPON PUBLICLY AVAILABLE DOCUMENTS, RECORDS AND INFORMATION ON FILE WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, THE AMERICAN STOCK EXCHANGE AND OTHER PUBLIC SOURCES OR HAS BEEN PROVIDED BY NABORS INDUSTRIES, INC. FOR INCLUSION IN THIS CIRCULAR. ALTHOUGH ENSERCO ENERGY SERVICE COMPANY INC. HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY STATEMENTS CONTAINED HEREIN TAKEN FROM OR BASED ON SUCH DOCUMENTS, RECORDS OR INFORMATION ARE UNTRUE OR INCOMPLETE ON THE DATE HEREOF, ENSERCO ENERGY SERVICE COMPANY INC. ASSUMES NO RESPONSIBILITY FOR THE ACCURACY OF THE INFORMATION CONTAINED IN SUCH DOCUMENTS, RECORDS OR INFORMATION OR FOR ANY FAILURE BY NABORS INDUSTRIES, INC. TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF ANY SUCH INFORMATION BUT WHICH ARE UNKNOWN TO ENSERCO ENERGY SERVICE COMPANY INC.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES TO BE ISSUED IN THIS TRANSACTION, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION. NEITHER THE DELIVERY OF THIS CIRCULAR NOR ANY DISTRIBUTION OF THE SECURITIES TO BE ISSUED IN THIS TRANSACTION WILL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION OR BE TREATED AS A REPRESENTATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE OF THIS CIRCULAR.

ENSERCO ENERGY SERVICE COMPANY INC. SECURITYHOLDERS SHOULD BE AWARE THAT THE PUBLIC DISCLOSURE DOCUMENTS OF NABORS INDUSTRIES, INC. HAVE BEEN FILED IN ACCORDANCE WITH THE SECURITIES LAWS OF THE UNITED STATES, AND THESE REQUIREMENTS MAY DIFFER FROM THOSE OF THE PROVINCES AND TERRITORIES OF CANADA. AS WELL, FINANCIAL STATEMENTS INCLUDED OR INCORPORATED BY REFERENCE IN THE PUBLIC DISCLOSURE DOCUMENTS OF NABORS INDUSTRIES, INC. HAVE NOT BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF ENSERCO ENERGY SERVICE COMPANY INC.

ENSERCO
Energy Service Company Inc.

March 20, 2002

Dear Shareholders, Optionholders and Warrantholders:

You are cordially invited to attend a special meeting of the shareholders, optionholders and warrantholders of Enserco Energy Service Company Inc. to be held at 10:00 a.m. (Calgary time) on April 24, 2002 in the Strand/Tivoli Room, Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta.

On February 25, 2002 Nabors Industries, Inc. and Enserco Energy Service Company Inc. entered into an acquisition agreement whereby Nabors has agreed to acquire Enserco. At the special meeting, you will be asked to approve an arrangement which will combine the business of Enserco with that of Nabors. Nabors is the largest land drilling contractor in the world, with over 550 land drilling rigs. Nabors conducts oil, gas and geothermal land drilling operations in the U.S. lower 48 states, Alaska and Canada, and internationally, primarily in South and Central America and the Middle East. Nabors is also one of the largest land well-servicing and workover contractors in the United States. Nabors owns approximately 745 land workover and well-servicing rigs, in the southwestern and western United States, and approximately 40 well-servicing and workover rigs in certain international markets. Nabors also is a leading provider of offshore platform workover and drilling rigs. Nabors markets 42 platform, 16 jackup and three barge rigs in the Gulf of Mexico and international markets. These rigs provide well-servicing, workover and drilling services. Nabors also owns and operates a net nine of these rigs through an international joint venture in Saudi Arabia, giving effect to Nabors' 50% interest in the venture's 18 rigs. To further supplement its primary business, Nabors offers a number of ancillary well-site services, including oilfield management, engineering, transportation, construction, maintenance, well logging and other support services, in selected domestic and international markets.

If the transaction is completed, Enserco shareholders will receive a fixed value of C$15.50 per Enserco common share plus additional consideration calculated at 6% per annum thereon from February 26, 2002 to closing (expected to be approximately C$0.1529), the sum of which will be payable, at the election of each shareholder, in the form of cash, exchangeable shares of Nabors Exchangeco (Canada) Inc., a Canadian subsidiary of Nabors, or a combination of cash and exchangeable shares. The exchange ratio which will be used to determine the number of exchangeable shares to be received for each Enserco common share will be based on the weighted average trading price of the shares of Nabors common stock for the ten consecutive trading days ending on the third business day before the special meeting, including any adjournment thereof, and based on the average exchange rate from U.S. dollars to Canadian dollars for such ten day period. Therefore, if the special meeting is held on April 24, 2002, the number of exchangeable shares will be determined based on the weighted average trading price of shares of Nabors common stock and the average exchange rate from April 8, 2002 to April 19, 2002. Enserco and Nabors will issue a press release announcing the actual exchange ratio following the close of business at the end of the ten trading day period referred to above, currently anticipated to be April 19, 2002.

Each exchangeable share of Nabors Exchangeco (Canada) Inc. will be exchangeable for one share of Nabors common stock. The exchangeable shares will have economic and voting rights effectively equivalent to shares of Nabors common stock and the exchangeable shares have been conditionally approved for listing on The Toronto Stock Exchange. Holding exchangeable shares rather than shares of Nabors common stock may appeal to certain shareholders resident in Canada for tax and investment reasons, which are summarized in this booklet.

At closing, each option to acquire Enserco common shares that has not previously been exercised or surrendered for termination will be terminated and the holder of each such option will be paid in cash the greater of: (i) the positive difference, if any, between the sum of C$15.50 plus additional consideration calculated at 6% per annum thereon from February 26, 2002 to closing (expected to be approximately C$0.1529) and the exercise price of such option for each Enserco common share issuable on exercise of such option, and (ii) C$0.10 per Enserco common share issuable on exercise of such option. Each Enserco warrant will, following closing, represent a warrant to purchase that number of shares of Nabors common stock as the warrantholder would have been entitled to receive pursuant to the transaction if the warrant was exercised and the Enserco common shares exchanged for shares of Nabors common stock on the basis of the exchange ratio described above, with the exercise price being adjusted by the exchange ratio and converted into U.S. dollars based on the currency exchange rate of Canadian dollars to U.S. dollars on the effective date of the arrangement.

The board of directors has determined that the arrangement is fair to the Enserco shareholders, optionholders and warrantholders and is in the best interest of Enserco. The board of directors came to these determinations based on, among other things, the opinion of Enserco's financial advisor, Peters & Co. Limited, that, as of the date of its opinion, the consideration under the arrangement is fair, from a financial point of view, to the Enserco shareholders. **Accordingly, the board of directors recommends that shareholders, optionholders and warrantholders vote FOR the arrangement.**

We have included with this booklet a form of proxy to be used to vote on the arrangement and a form of letter of transmittal and election form for shareholders to elect cash, exchangeable shares or a combination thereof. A separate form of letter of transmittal and election form for those shareholders who hold their Enserco common shares through, or transfer such Enserco common shares to, a single purpose holding company and who for tax purposes wish to deposit the shares of the holding company rather than depositing the Enserco common shares directly is available to shareholders, and instructions for obtaining such letter of transmittal and election form are provided in this booklet.

Please review this booklet carefully as it has been prepared to help you make an informed decision regarding the arrangement.

We hope that you will be able to attend the special meeting. However, if you are unable to attend the special meeting in person, we urge you to complete the enclosed form of proxy and return it, not later than the time specified in the Notice of Special Meeting, in the postage-paid envelope provided.

Yours truly,

ENSERCO ENERGY SERVICE COMPANY INC.

John E. Hokanson
President and Chief Executive Officer

ENSERCO ENERGY SERVICE COMPANY INC.
NOTICE OF SPECIAL MEETING OF ENSERCO SHAREHOLDERS, OPTIONHOLDERS AND WARRANTHOLDERS

Notice is hereby given that a special meeting of the shareholders, optionholders and warrantholders of Enserco Energy Service Company Inc. ("Enserco") will be held at 10:00 a.m. (Calgary time) on April 24, 2002 in the Strand/Tivoli Room, Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, Canada for the following purposes:

1. to consider, pursuant to an Interim Order of the Court of Queen's Bench of Alberta dated March 19, 2002, and, if deemed advisable, to pass, with or without variation, a special resolution in the form of Annex A to the accompanying Management Information Circular and Proxy Statement to approve an arrangement under section 192 of the *Canada Business Corporations Act*, all as more particularly described in the circular; and

2. to transact such further or other business as may properly come before the special meeting or any adjournment thereof.

Each person who is a holder of record of Enserco common shares, options or warrants at the close of business on March 19, 2002 is entitled to notice of, and to attend and vote at, the special meeting and any adjournment or postponement thereof. Holders of common shares, options and warrants will vote as a single class at the special meeting.

Pursuant to the Interim Order, a copy of which is attached as Annex C to the Management Information Circular and Proxy Statement, shareholders, optionholders and warrantholders have been granted the right to dissent in respect of the arrangement. If the arrangement becomes effective, a dissenting shareholder, optionholder or warrantholder will be entitled to be paid the judicially determined fair value of the common shares, options or warrants held by such holder provided the Corporate Secretary of Enserco or the Chairman of the special meeting shall have received from such dissenting holder by not later than 2:00 p.m. (Calgary time) on the business day preceding the special meeting a written objection to the resolution in respect of the arrangement and the dissenting holder shall have otherwise complied with the provisions of section 190 of the *Canada Business Corporations Act*, as modified by the Interim Order. The dissent right is described in the accompanying Management Information Circular and Proxy Statement, and the full text of section 190 of the *Canada Business Corporations Act* is attached as Annex P to the Management Information Circular and Proxy Statement. **Failure to strictly comply with the requirements set forth in section 190 of the *Canada Business Corporations Act*, as modified by the Interim Order, may result in the loss of any right of dissent. Persons who are beneficial owners of common shares, options or warrants registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such common shares, options or warrants are entitled to dissent. Accordingly, if you are such a beneficial owner of common shares, options or warrants desiring to exercise your right of dissent, you must make arrangements for the common shares, options or warrants beneficially owned by you to be registered in your name prior to the time the written objection to the resolution in respect of the arrangement is required to be received by Enserco or, alternatively, make arrangements for the registered holder of your common shares, options or warrants to dissent on your behalf.**

Shareholders, optionholders and warrantholders are urged to complete, sign, date and return the enclosed proxy promptly in the envelope provided and mail it to or deposit it with Computershare Trust Company of Canada, 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8 or by fax to (403) 267-6589. If you require assistance in completing your proxy, please call Computershare toll free at 1-866-663-9097. To be effective, proxies must be received by Computershare Trust Company of Canada not later than 10:00 a.m. (Calgary time) on April 22, 2002, or, if the special meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed special meeting, or any further adjournment or postponement thereof.

DATED at Calgary, Alberta, March 20, 2002.

By Order of the Board of Directors of
ENSERCO ENERGY SERVICE COMPANY INC.

John E. Hokanson
President and Chief Executive Officer

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 192 OF THE
***CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, C-44, as amended**

AND IN THE MATTER OF AN ARRANGEMENT PROPOSED BY ENSERCO ENERGY SERVICE COMPANY INC. INVOLVING ENSERCO ENERGY SERVICE COMPANY INC., ITS SHAREHOLDERS, OPTIONHOLDERS, AND WARRANTHOLDERS, NABORS INDUSTRIES, INC., NABORS EXCHANGECO (CANADA) INC., AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF NABORS INDUSTRIES, INC. AND 3064297 NOVA SCOTIA COMPANY, AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF NABORS INDUSTRIES, INC.

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a Petition has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court"), by Enserco Energy Service Company Inc. ("Enserco") with respect to a proposed arrangement (the "Arrangement") under section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, C-44, as amended (the "CBCA"), involving Enserco, its shareholders, optionholders and warrantholders, Nabors Exchangeco (Canada) Inc. ("Exchangeco"), an indirect wholly-owned subsidiary of Nabors Industries, Inc. ("Nabors"), 3064297 Nova Scotia Company, an indirect wholly-owned subsidiary of Nabors, and Nabors, which Arrangement is described in greater detail in the Management Information Circular and Proxy Statement of Enserco dated March 20, 2002 accompanying this Notice of Petition.

AND NOTICE IS FURTHER GIVEN that the Petition will be heard before the presiding Justice in Chambers at the Court House, 611 – 4th Street S.W., Calgary, Alberta, Canada, on Wednesday, April 24, 2002 at 1:30 p.m. (Calgary time) or as soon thereafter as counsel may be heard.

At the hearing of the Petition, Enserco intends to seek the following:

(a) a declaration that the terms and conditions of the Arrangement are fair to the persons affected;

(b) an order approving the Arrangement pursuant to the provisions of Section 192 of the CBCA;

(c) a declaration that the Arrangement will, upon the filing of Articles of Arrangement under the CBCA, be effective in accordance with its terms; and

(d) such other and further orders, declarations and directions as the Court may deem just.

Any shareholder, optionholder or warrantholder of Enserco or other interested party desiring to support or oppose the Petition may appear at the time of hearing in person or by counsel for that purpose, provided such shareholder, optionholder, warrantholder or other interested party files with the Court and serves upon Enserco and Nabors, on or before 12:00 noon (Calgary time) on April 16, 2002, a Notice of Intention to Appear, together with any evidence or materials which are to be presented to the Court, setting out such shareholder's, optionholder's, warrantholder's or other interested party's address for service by ordinary mail and indicating whether such shareholder, optionholder, warrantholder or other interested party intends to support or oppose the Petition or make submissions. Service on Enserco and Nabors is to be effected by delivery to the solicitors for Enserco and Nabors, respectively, at the addresses set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, the shareholders, optionholders, warrantholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order dated March 19, 2002, has given directions as to the calling and holding of a special meeting of the shareholders, optionholders and warrantholders of Enserco for the purpose of such shareholders, optionholders or warrantholders voting upon a special resolution to approve the Arrangement and, in particular, has directed that registered holders of common shares, options or warrants of Enserco shall have the right to dissent under the provisions of section 190 of the CBCA, as amended by, and upon compliance with, the terms of the Interim Order.

AND NOTICE IS FURTHER GIVEN that the final order approving the Arrangement will, if made, serve as the basis of an exemption from the registration requirements of the United States *Securities Act of 1933*, as amended, with respect to the distribution of securities of (i) Exchangeco by Exchangeco, and (ii) Nabors by Nabors, pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that a copy of the Petition and other documents in the proceedings will be furnished to any shareholder, optionholder or warrantholder of Enserco or other interested party requesting the same by the under mentioned solicitors for Enserco upon written request delivered to such solicitors as follows:

Solicitors for Enserco

Blake, Cassels & Graydon LLP
Barristers and Solicitors
3500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8
Attention: Patrick C. Finnerty

– and to –

Solicitors for Nabors

Stikeman Elliott
4300 Bankers Hall West
888 – 3rd Street S.W.
Calgary, Alberta T2P 4J7
Attention: Christopher W. Nixon

DATED at the City of Calgary, in the Province of Alberta, this 20th day of March, 2002.

By Order of the Board of Directors of
ENSERCO ENERGY SERVICE COMPANY INC.

John E. Hokanson
President and Chief Executive Officer

TABLE OF CONTENTS

UNLESS OTHERWISE INDICATED, ALL DOLLAR AMOUNTS IN THIS INFORMATION CIRCULAR ARE EXPRESSED IN CANADIAN DOLLARS.

CHAPTER ONE — THE TRANSACTION

SUMMARY

The Companies

Enserco Energy Service Company Inc.
3000, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6
(403) 263-6777
www.enserco.ca (The contents of Enserco's web site are not part of this document.)

Enserco is an integrated energy services company providing production and drilling services to the North American oil and natural gas industry. Through its subsidiaries, Bonus Well Servicing Partnership and H&R Drilling Limited Partnership, Enserco operates over 200 Canadian service rigs and 30 drilling rigs representing one of the industry's larger and more competitive fleets.

Nabors Industries, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067
(281) 874-0035
www.nabors.com (The contents of Nabors' web site are not part of this document.)

Nabors is the largest land drilling contractor in the world, with over 550 land drilling rigs. Nabors conducts oil, gas and geothermal land drilling operations in the U.S. lower 48 states, Alaska and Canada, and internationally, primarily in South and Central America and the Middle East. Nabors is also one of the largest land well-servicing and workover contractors in the United States. Nabors owns approximately 745 land workover and well-servicing rigs, in the southwestern and western United States, and approximately 40 well-servicing and workover rigs in certain international markets. Nabors is also a leading provider of offshore platform workover and drilling rigs. Nabors markets 42 platform, 16 jackup and three barge rigs in the Gulf of Mexico and international markets. These rigs provide well-servicing, workover and drilling services. Nabors also owns and operates a net nine of these rigs through an international joint venture in Saudi Arabia, giving effect to Nabors' 50% interest in the venture's 18 rigs. To further supplement its primary business, Nabors offers a number of ancillary well-site services, including oilfield management, engineering, transportation, construction, maintenance, well logging and other support services, in selected domestic and international markets.

On January 2, 2002 Nabors announced a plan to reorganize itself and effectively change its place of incorporation from Delaware to Bermuda. Under the plan, Nabors Industries Ltd., a newly-formed Bermuda exempted company, will become the publicly-traded parent holding company of Nabors Industries, Inc. After completion of the reorganization, Nabors Industries Ltd. and its subsidiaries will continue to conduct the business now conducted by Nabors Industries, Inc. and its subsidiaries. The reorganization is subject to the receipt of certain regulatory approvals and approval of the holders of a majority of the outstanding shares of Nabors common stock on the record date set by Nabors' board of directors. If and only if the arrangement involving Enserco is completed prior to the record date for the Nabors shareholders' meeting that will be held to approve such reorganization, holders of exchangeable shares received pursuant to the arrangement in exchange for Enserco common shares will be entitled to vote in respect of the proposed Nabors reorganization. Nabors currently anticipates that the arrangement involving Enserco will not be completed prior to such record date. Upon completion of the reorganization, each share of Nabors Industries, Inc. common stock will automatically convert into the right to receive one common share of Nabors Industries Ltd. Subject to differences in Bermuda and Delaware law, the new shares will have substantially the same principal attributes as the presently outstanding shares of Nabors Industries, Inc. common stock. If the reorganization is completed, the exchangeable shares received pursuant to the arrangement in exchange for Enserco common shares will thereafter be exchangeable for one common share of Nabors Industries Ltd. instead of one share of Nabors Industries, Inc. common stock. Nabors currently anticipates that the reorganization will be presented to its shareholders for approval in the second quarter of 2002. If approved by the shareholders, the reorganization should also be effected in the second quarter of 2002.

Generally, for U.S. federal income tax purposes, shareholders of Nabors Industries, Inc. who are U.S. persons, will recognize gain, if any, but not loss, on the receipt of common shares of Nabors Industries Ltd. in exchange for shares of Nabors common stock pursuant to the reorganization. U.S. persons who receive exchangeable shares pursuant to the arrangement with Enserco may recognize gain, but not loss, for U.S. federal income tax purposes upon the consummation of the Nabors reorganization even if they continue to hold exchangeable shares at and after the effective time of the reorganization. For a general summary of the possible effects that the reorganization may have on U.S. persons who receive exchangeable shares pursuant to the arrangement with Enserco, see "Information About Tax Considerations — United States Federal Income Tax Considerations to Shareholders".

For a more detailed description of Nabors' proposed reorganization, see "Business of Nabors — Proposed Reorganization".

The Transaction

Nabors will acquire Enserco through its subsidiary, Nabors Exchangeco (Canada) Inc. ("Exchangeco"). The transaction, if consummated, will be implemented by way of a court-approved plan of arrangement under the *Canada Business Corporations Act* pursuant to the terms of the acquisition agreement.

Exchangeco was incorporated primarily for purposes of the acquisition transaction and is an indirect, wholly-owned Canadian subsidiary of Nabors.

The Transaction Documents

The acquisition agreement, the plan of arrangement and the exchangeable share provisions are attached as Annexes B, D and E, respectively, to this circular. Enserco shareholders, optionholders and warrantholders are encouraged to read these agreements as they are the principal legal documents that govern the transaction.

Reasons for the Transaction

Enserco believes that the transaction with Nabors provides Enserco shareholders with an opportunity to receive the following benefits:

- the cash consideration election available to Enserco shareholders of C$15.50 per Enserco common share plus additional consideration calculated at 6% per annum thereon from February 26, 2002 to closing (expected to be approximately C$0.1529) represents a premium of 19.5% compared to the 30 trading day weighted average price of the Enserco common shares ending on February 25, 2002;
- the cash alternative available to Enserco shareholders provides an opportunity to achieve certainty with respect to their proceeds of disposition of Enserco common shares;
- the exchangeable shares will be exchangeable for shares of Nabors common stock which is publicly-traded on the American Stock Exchange ("AMEX");
- Enserco shareholders who elect to obtain exchangeable shares effectively become shareholders in a much larger, more diversified and growth oriented international well servicing and drilling corporation;
- the transaction is structured to provide tax deferral to most Canadian resident shareholders who elect to receive exchangeable shares or a combination of cash and exchangeable shares, subject to certain limitations and tax election filing requirements;
- the acquisition agreement does not preclude the initiation of competing offers by other potential bidders; and
- under the arrangement, shareholders, optionholders and warrantholders have the right to dissent.

Recommendation to Shareholders, Optionholders and Warrantholders

The board of directors of Enserco believes that the arrangement is fair to the Enserco shareholders, optionholders and warrantholders and in the best interests of Enserco and unanimously recommends that shareholders, optionholders and warrantholders vote FOR the approval of the arrangement. The directors and senior officers of Enserco have advised Enserco that they intend to vote any Enserco common shares held by them in favour of the arrangement.

What Shareholders May Elect to Receive in the Transaction

As a result of the arrangement, shareholders will receive a fixed value of C$15.50 per Enserco common share plus additional consideration calculated at 6% per annum thereon from and including February 26, 2002 to closing (expected to be approximately C$0.1529), the sum of which will be payable at the election of shareholders in the form of either cash or exchangeable shares of Exchangeco, a Canadian subsidiary of Nabors, or a combination of cash and exchangeable shares. The number of exchangeable shares to be received for each Enserco common share will be determined based on the weighted average trading price of the shares of Nabors common stock for the ten consecutive trading days ending on the third business day before the special meeting, including any adjournment thereof, and based on the average exchange rate from U.S. dollars to Canadian dollars for such ten day period. Each exchangeable share will have economic and voting rights effectively equivalent to one share of Nabors common stock and will be exchangeable for one share of Nabors common stock. Exchangeco will not issue any fractional exchangeable shares. Enserco shareholders will receive a cash payment instead of any fractional entitlement.

The transaction is structured to provide a tax deferral to most Canadian resident shareholders who elect to receive exchangeable shares or a combination of cash and exchangeable shares, so long as they continue to hold the exchangeable shares and so long as Exchangeco has not exercised its automatic redemption right, which right cannot (subject to certain exceptions) be exercised by Exchangeco prior to the five year anniversary of the arrangement. However, if less than 1,500,000 exchangeable shares are issued and outstanding at any time on or after the effective date of the arrangement, Exchangeco may exercise such automatic redemption right.

The actual exchange ratio of the fraction of an exchangeable share to be issued in exchange for one Enserco common share pursuant to the arrangement will depend on the trading price of the shares of Nabors common stock and the exchange rate from U.S. dollars to Canadian dollars shortly before the date of the special meeting as described above.

Enserco will issue a press release announcing the actual exchange ratio at the end of the measurement period, currently anticipated to be April 19, 2002.

What Optionholders Will Receive in the Transaction

Optionholders may exercise their options prior to the arrangement becoming effective and elect to receive exchangeable shares or cash in respect of the Enserco common shares issued on such exercise. Alternatively, optionholders may surrender their options for termination in which case they will be paid in cash, at closing of the arrangement, in respect of each such option, the greater of: (i) the positive difference, if any, between the sum of C$15.50 plus additional consideration calculated at 6% per annum thereon from February 26, 2002 to closing (expected to be approximately C$0.1529) and the exercise price of such option for each Enserco common share issuable on exercise of such option, and (ii) C$0.10 per common share issuable on exercise of such option, subject to required withholdings.

As a result of the arrangement, all options to acquire Enserco common shares that have not previously been exercised or surrendered for termination will be terminated and each holder will be paid in cash, in respect of each such option, the greater of: (i) the positive difference, if any, between the sum of C$15.50 plus additional consideration calculated at 6% per annum thereon from February 26, 2002 to closing (expected to be approximately C$0.1529) and the exercise price of such option for each Enserco common share issuable on exercise of such option, and (ii) C$0.10 per common share issuable on exercise of such option.

What Warrantholders Will Receive in the Transaction

As a result of the arrangement, each Enserco warrant will thereafter represent a warrant to purchase that number of shares of Nabors common stock as the warrantholder would have been entitled to receive if the warrant was exercised and the Enserco common shares exchanged for shares of Nabors common stock on the basis of the exchange ratio under the arrangement, with the exercise price being adjusted by the exchange ratio and converted into U.S. dollars based on the currency exchange rate of Canadian dollars to U.S. dollars on the effective date of the arrangement.

Election Procedures

A letter of transmittal and election form has been mailed with this information circular to each person who was a registered holder of Enserco common shares on March 19, 2002. Each registered holder of Enserco common shares will have the right to submit a letter of transmittal and election form to the depositary, Computershare Trust Company of Canada, specifying the election to receive (i) exchangeable shares, (ii) cash or (iii) a combination of cash and exchangeable shares. Enserco shareholders who do not make an election prior to the election deadline (which election must have been received by the depositary by that time) will be deemed to have elected to receive cash under the arrangement. The election deadline is 5:00 p.m. (local time) at the place of deposit on the date that is two business days prior to the effective date of the arrangement. As it is expected that the arrangement will become effective on April 26, 2002, the election deadline will be 5:00 p.m. (local time) on April 24, 2002, unless otherwise publicly announced by Enserco. An election will have been properly made only if the depository has received, by the election deadline, a letter of transmittal and election form properly completed and signed and accompanied by the certificates for the Enserco common shares to which the letter of transmittal and election form relates, properly endorsed or otherwise in proper form for transfer.

Each Enserco shareholder will also be entitled to transfer such shareholder's Enserco common shares to a newly incorporated corporation in exchange for all of the issued shares of such corporation and then transfer such shares to Exchangeco pursuant to the arrangement for exchangeable shares, cash or a combination thereof. This alternative may have favourable Canadian federal income tax consequences for certain Enserco shareholders. Enserco shareholders wishing to avail themselves of this alternative should consult their own financial, tax and legal advisors.

Comparative Per Share Market Price Information

Enserco common shares are listed on The Toronto Stock Exchange ("TSE"). Shares of Nabors common stock are listed on the AMEX. On February 25, 2002, the last trading day before the public announcement by Enserco and Nabors of the arrangement, Enserco common shares closed at C$14.81 on the TSE and shares of Nabors common stock closed at U.S.$34.80 on the AMEX. The 30 trading day weighted average trading price ending on February 25, 2002 of the Enserco common shares was C$13.10 on the TSE. The 30 trading day weighted average trading price ending on February 25, 2002 of the shares of Nabors common stock was U.S.$30.75 on the AMEX. On March 19, 2002, the closing price of the Enserco common shares was C$15.70 on the TSE and the closing price of the shares of Nabors common stock was U.S.$42.88 on the AMEX.

Concurrent Agreements with Certain Securityholders

Concurrent with the entering into of the acquisition agreement:

- all of the directors and four senior officers of Enserco, who in the aggregate beneficially own, directly or indirectly, or exercise control or direction over, approximately 14.3% of the issued and outstanding Enserco common shares and approximately 62.3% of the options to acquire Enserco common shares outstanding on February 25, 2002 (in the aggregate, approximately 15.5% of the aggregate votes entitled to be cast at the special meeting in respect of the arrangement), entered into separate forms of lock-up agreements with Nabors whereby they agreed to vote all such shares and options in favour of the arrangement; and

- Nabors entered into purchase agreements with four significant Enserco shareholders and pursuant to such agreements Exchangeco acquired, on March 18, 2002, approximately 20.5% of the Enserco common shares outstanding on February 25, 2002 at C$15.50 per Enserco common share in cash. Two of the purchase agreements were entered into between Nabors and Mr. John E. Hokanson, President and Chief Executive Officer of Enserco, and a holding corporation controlled by Mr. Hokanson, respectively. Two of the purchase agreements were entered into between Nabors and two related limited partnerships. Mr. John W.H. Geddes, chairman of the board of directors of Enserco, is affiliated with the general partner of such limited partnerships. Both Mr. Hokanson and Mr. Geddes declared their respective interests at the meeting of the Enserco board of directors held to approve the entering into of the acquisition agreement. See "Interests of Certain Persons in the Transaction".

As a result, Exchangeco has acquired approximately 20.5% of the Enserco common shares that were outstanding on February 25, 2002 and Nabors has entered into agreements whereby the holders of an additional approximately 15.5% of the aggregate votes entitled to be cast at the special meeting in respect of the arrangement have agreed to vote in favour of the arrangement.

Listing of Shares of Nabors Common Stock and Exchangeable Shares

The shares of Nabors common stock are traded on the AMEX. It is a condition to the arrangement that the shares of Nabors common stock issuable from time to time in exchange for the exchangeable shares or upon exercise of the Enserco warrants to be revised pursuant to the arrangement be approved for listing on the AMEX. Exchangeco has applied to list the exchangeable shares on the TSE. On March 20, 2002, the TSE conditionally approved the listing of the exchangeable shares subject to the fulfillment of customary conditions.

Who Can Vote at the Meeting

Only registered holders of Enserco common shares, options and warrants at the close of business on March 19, 2002 are entitled to notice of and to vote at the special meeting. On March 19, 2002, 26,201,733 Enserco common shares, options to purchase 795,758 Enserco common shares and 500,000 warrants were outstanding. Each common share, option and warrant will have one vote on each matter at the special meeting.

Shareholder, Optionholder and Warrantholder Votes Required

Approval of the arrangement requires two-thirds of the votes cast by holders of Enserco common shares, options and warrants, voting as a single class.

Rights of Dissent and Appraisal

Pursuant to the Interim Order of the Court of Queen's Bench of Alberta, a copy of which is attached as Annex C, the holders of Enserco common shares, options and warrants, have rights to dissent and to be paid the judicially determined fair value of their securities. A dissenting holder of Enserco common shares, options or warrants, as the case may be, must send a written objection to Enserco which must be received by the corporate secretary of Enserco or the chairman of the special meeting by not later than 2:00 p.m. (Calgary time) on the business day preceding the special meeting. **Only registered holders of Enserco common shares, options and warrants are entitled to dissent.** See "Dissenting Securityholder Rights".

Regulatory Approvals

The arrangement requires approval by the Court of Queen's Bench of Alberta. In addition, the transaction cannot be completed unless certain regulatory requirements are satisfied including expiration or termination of the applicable waiting period under the *Competition Act* (Canada), or, in the alternative, the Commissioner of Competition has issued an advance ruling certificate in respect of the arrangement, and approval under the *Investment Canada Act* has been received. Each of Enserco and Nabors expect to complete all required regulatory filings and receive all required regulatory approvals prior to the special meeting.

Conditions to the Completion of the Transaction

The completion of the transaction depends upon the satisfaction or waiver of a number of conditions, including:

Mutual Conditions

- the approval of the arrangement by the Enserco shareholders, optionholders and warrantholders voting together at the special meeting as a single class;
- the approval of the arrangement by the Court of Queen's Bench of Alberta;
- the receipt of all required consents and regulatory approvals or exemptions and expiry of all applicable statutory or regulatory waiting periods;
- absence of any law, action or court order making illegal or prohibiting the arrangement or the transactions contemplated thereby; and
- the listing on the AMEX of the shares of Nabors common stock to be issued on the exchange of the exchangeable shares or exercise of the Enserco warrants that are to be revised as a result of the arrangement, and the effectiveness of a registration statement in the United States with respect to the shares of Nabors common stock issuable from time to time upon the exchange of exchangeable shares and the exercise of the Enserco warrants that are to be revised as a result of the arrangement.

Conditions in Favour of Nabors

- Enserco having performed or complied with, in all material respects, all obligations, covenants and agreements to be performed and complied with by it under the acquisition agreement;
- the representations and warranties of Enserco in the acquisition agreement being true and correct to the degree and at the times required by the acquisition agreement;
- no act, action, suit or proceedings shall have been taken and no law, regulation or policy proposed or enacted which could reasonably be expected to have the effect of:
  - making illegal the arrangement or the consummation of the transactions contemplated thereby;
  - prohibiting or materially limiting the ownership of a material portion of the business or assets of Enserco or any of its subsidiaries;
  - imposing limits on the ownership or exercise of voting rights by Nabors of the Enserco common shares; or
  - requiring divestiture by Nabors of any Enserco common shares or any Enserco subsidiary;
- holders of not more than 5% of the Enserco securities shall have exercised their rights of dissent in accordance with the Interim Order;
- holders of Enserco common shares and options representing approximately 15.5% of the aggregate votes entitled to be cast at the special meeting shall continue to be bound by and not have breached lock-up agreements in favour of Nabors; and
- holders of Enserco common shares representing approximately 20.5% of the Enserco common shares outstanding on February 25, 2002 shall continue to be bound by and not have breached agreements to sell such shares to Nabors or shall have completed such sales.

Conditions in Favour of Enserco

- Nabors having performed or complied with, in all material respects, all obligations, covenants and agreements to be performed and complied with by it under the acquisition agreement;

- the representations and warranties of Nabors in the acquisition agreement being true and correct to the degree and at the times required by the acquisition agreement; and
- the listing of the exchangeable shares of Exchangeco on the TSE or on another recognized Canadian stock exchange.

Each party has the right to waive the conditions in its favour under the acquisition agreement.

Termination of the Acquisition Agreement

The acquisition agreement may be terminated prior to the effective time as follows:

- by mutual consent of Enserco and Nabors;
- if the required approval of the arrangement by Enserco shareholders, optionholders and warrantholders is not obtained at the special meeting;
- if a termination fee becomes payable by Enserco to Nabors, except in certain circumstances;
- if all conditions for closing the transaction have not been satisfied or waived by June 24, 2002; or
- if there has been a material breach of the acquisition agreement by the other party, subject to notice and cure provisions.

Nabors may terminate the acquisition agreement if the board of directors of Enserco withdraws or modifies adversely to Nabors its determination that the arrangement is fair to Enserco shareholders, optionholders and warrantholders or its recommendation that shareholders, optionholders and warrantholders vote in favour of the arrangement or fails to reaffirm its recommendation after a competing acquisition proposal is announced.

Enserco may terminate the acquisition agreement if the board of directors of Enserco accepts a superior acquisition proposal in compliance with the acquisition agreement and pays the termination fee described below.

Termination Fee

Enserco must pay Nabors a termination fee of C$17 million in cash if:

- prior to the effective date, the board of directors of Enserco withdraws, modifies or changes adversely to Nabors its determination that the arrangement is fair to Enserco shareholders, optionholders and warrantholders or its recommendation that shareholders, optionholders and warrantholders vote in favour of the arrangement, or resolves to do any of the foregoing;
- the board of directors of Enserco fails to reaffirm its recommendation that shareholders, optionholders and warrantholders vote in favour of the arrangement within three business days of the period provided for Nabors to advise Enserco that it will amend the acquisition agreement to match a superior proposal by a third party, or within three business days of the public announcement or commencement of any other acquisition proposal by a third party in respect of Enserco;
- the board of directors of Enserco recommends that any shareholder deposit its Enserco common shares under, vote in favour of or otherwise accept any other acquisition proposal by a third party in respect of Enserco;
- Enserco enters into an agreement with respect to any other acquisition proposal by a third party in respect of Enserco, other than certain permitted confidentiality agreements;
- an acquisition proposal by a third party in respect of Enserco is publicly announced or made, such proposal is either accepted or not withdrawn by the date of the special meeting, the Enserco shareholders, optionholders and warrantholders do not approve the arrangement and the acquisition agreement is terminated as a result of the arrangement not being so approved, and within twelve

months such acquisition proposal is consummated or, within six months of such termination, any other acquisition proposal is consummated; or

- Enserco breaches any of its representations, warranties, agreements or obligations in the acquisition agreement, subject to certain notice, cure and other provisions.

No Solicitation

Enserco has agreed that it will not solicit or encourage any competing acquisition proposals. However, if a superior acquisition proposal is made, the board of directors of Enserco may enter into discussions and negotiations with, and provide information to, the party making the superior proposal if after consultation with its financial advisors, and after receiving advice of outside legal counsel, the board of directors of Enserco concludes in good faith that such action is necessary for the board of directors to discharge properly its fiduciary duties under applicable law. Nabors has the right to match any superior acquisition proposal.

Opinion of Financial Advisors

In determining to approve the transaction, the board of directors of Enserco considered the opinion of Enserco's financial advisor. Enserco's board of directors received an oral opinion from Peters & Co. Limited as to the fairness of the consideration under the arrangement from a financial point of view, as of February 25, 2002, to the holders of Enserco common shares. The written form of this opinion is attached as Annex H. Enserco shareholders, optionholders and warrantholders are encouraged to read this opinion.

Tax Consequences of the Transaction

The transaction structure provides tax deferral opportunities in Canada for most Canadian resident holders of common shares through the exchange of Enserco common shares for consideration which includes exchangeable shares of Exchangeco. By making the appropriate election pursuant to Section 85 of the *Income Tax Act* (Canada), eligible holders (being persons who are residents of Canada (other than persons who are exempt from tax under Part 1 of the *Income Tax Act* (Canada)) and partnerships in which one or more partners are eligible holders) who receive exchangeable shares or a combination of cash and exchangeable shares under the arrangement generally will realize a gain only to the extent that the amount of cash received by such holder, net of reasonable costs of disposition, exceeds the tax cost of the Enserco common shares exchanged by such holder (assuming that the ancillary rights and benefits associated with the exchangeable shares received by such holder have nominal value). This tax deferral in respect of the exchangeable share portion of the consideration will continue so long as former holders of Enserco common shares continue to hold the exchangeable shares and so long as Exchangeco has not exercised its automatic redemption right, which right cannot (subject to certain exceptions) be exercised by Exchangeco prior to the five year anniversary of the arrangement. However, if less than 1,500,000 exchangeable shares are issued and outstanding at any time on or after the effective date of the arrangement, Exchangeco may exercise such automatic redemption right.

Eligible holders wishing to file a tax election should so indicate on the letter of transmittal and election form and a tax election filing package will be sent to such shareholders following the effective date of the arrangement. See "Information About Tax Considerations — Canadian Federal Income Tax Considerations to Shareholders". A holder who does not file the tax election will generally realize a capital gain (or a capital loss) equal to the amount by which the fair market value of any cash, exchangeable shares and ancillary rights and benefits associated with the exchangeable shares received by such holder, net of reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Enserco common shares exchanged by such holder.

While the exchangeable shares of Exchangeco are listed on a Canadian stock exchange they will be a qualified investment for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and, provided Exchangeco maintains a substantial presence in Canada, will not be foreign property for such plans and certain other savings and pension plans.

The exchange of Enserco common shares for exchangeable shares, cash or a combination thereof by U.S. holders pursuant to the arrangement will likely be a taxable event for U.S. federal income tax purposes. The U.S. tax treatment of exchangeable shares is unclear and it is possible that the exchangeable shares may be treated as shares of Nabors common stock for U.S. tax purposes. In such event, a U.S. holder of exchangeable shares (i) would likely recognize taxable gain, but not loss, pursuant to the proposed reorganization, announced by Nabors on January 2, 2002, even though the holder continues to hold exchangeable shares at and after the effective time of the reorganization, and (ii) should not recognize gain or loss for U.S. tax purposes upon an actual exchange for shares of Nabors common stock. If the exchangeable shares are not treated as shares of Nabors common stock, the tax consequences of these transactions will likely be different. See "Information About Tax Considerations — United States Federal Income Tax Considerations to Shareholders".

Exchange Rate of Canadian and U.S. Dollars

On March 19, 2002, the exchange rate for one Canadian dollar expressed in U.S. dollars based on the noon buying rate of the Federal Reserve Bank of New York was 0.6312.

For each period indicated, the following table provides the high and low exchange rates for one Canadian dollar expressed in U.S. dollars, the average of these exchange rates on the last day of each month during the period, and the exchange rate at the end of the period, based upon the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York:

	Twelve-Month Period Ended December 31,				
	2001	2000	1999	1998	1997
High	0.6697	0.6969	0.6925	0.7105	0.7487
Low	0.6241	0.6410	0.6535	0.6341	0.6945
Average	0.6446	0.6727	0.6746	0.6722	0.7199
Period End	0.6279	0.6669	0.6925	0.6504	0.6999

On March 19, 2002, the exchange rate for one U.S. dollar expressed in Canadian dollars based on the noon buying rate of the Bank of Canada was 1.5839.

For each period indicated, the following table provides the high and low exchange rates for one U.S. dollar expressed in Canadian dollars, the average of these exchange rates on the last day of each month during such period, and the exchange rate at the end of such period, based upon the noon buying rate of the Bank of Canada:

	Twelve-Month Period Ended December 31,				
	2001	2000	1999	1998	1997
High	1.6021	1.5593	1.5298	1.5765	1.4392
Low	1.4936	1.4341	1.4433	1.4075	1.3353
Average	1.5513	1.4868	1.4826	1.4884	1.3893
Period End	1.5926	1.5002	1.4433	1.5305	1.4291

Summary Historical Financial Data of Enserco

The following table sets forth summary historical consolidated financial data for Enserco for each of the five years ended December 31, 2001. **The summary historical consolidated financial data are presented in accordance with Canadian generally accepted accounting principles in Canadian dollars.**

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(In Thousands of C$, Except Share and per Share Amounts)				
Income Statement Data					
Revenues	$293,390	$233,519	$148,207	$176,921	$115,189
Income from Operations	77,050	47,245	8,402	24,147	24,644
Net Earnings	45,260	29,563	(2,387)	8,897	11,655
Basic Net Earnings per Common Share	1.74	1.14	(0.09)	0.38	0.58
Diluted Net Earnings per Common Share	1.71	1.13	*	*	*
Balance Sheet Data					
Total Assets	$407,179	$372,355	$338,212	$339,869	$253,467
Long-term Debt	49,713	90,707	101,048	111,310	59,430
Stockholders' Equity	244,995	197,965	199,051	198,983	152,551
Common Shares Outstanding (thousands)	26,180	25,969	25,838	25,660	23,032

* As required by the Canadian Institute of Chartered Accountants, effective January 1, 2001, Enserco adopted the treasury stock method of calculating diluted earnings per share and retroactively applied this method to 2000. The dilutive effects on years prior to 2000 were not considered material and thus have not been calculated.

The data set forth above should be read in conjunction with the historical consolidated financial statements, including the notes thereto, of Enserco for the years ended December 31, 2001 and 2000, attached to this circular as Annex J.

Summary Historical Consolidated Financial Data of Nabors

The following table sets forth summary historical consolidated financial data for Nabors as of and for the four years ended December 31, 2001, as of and for the twelve months ended December 31, 1997 and for the three month transition period ended December 31, 1997. Nabors changed its fiscal year end from September 30 to December 31, effective for the fiscal year beginning January 1, 1998. A three-month transition period from October 1, 1997 through December 31, 1997 preceded the start of Nabors' new fiscal year. Nabors has recast its financial data to conform to the presentation of the twelve months ended December 31, 1997 by adjusting its audited results for the year ended September 30, 1997 to exclude the unaudited results for the quarter ended December 31, 1996 and to include the audited results for the quarter ended December 31, 1997. **The summary historical consolidated financial data are presented in accordance with U.S. generally accepted accounting principles in U.S. dollars.**

	Year Ended December 31,				Twelve months ended December 31, 1997	Three months ended December 31, 1997
	2001	2000	1999	1998	(Unaudited)	
	(In Thousands of U.S.$, Except Share and per Share Amounts)					
Income Statement Data						
Operating revenues	$2,121,157	$1,327,124	$ 638,507	$ 968,462	$1,114,758	$ 302,831
Net income before extraordinary gain	347,792	135,474	27,704	124,988	136,020	41,327
Basic net earnings per common share before extraordinary gain	2.41	0.94	0.25	1.24	1.39	0.41
Diluted earnings per common share before extraordinary gain	2.18	0.89	0.23	1.16	1.24	0.37
Balance Sheet Data						
Total assets	$4,151,915	$3,136,868	$2,398,003	$1,465,907	$1,281,306	
Long-term debt	1,567,616	854,777	482,600	217,034	226,299	
Stockholders' equity	1,857,866	1,806,468	1,470,074	867,469	767,340	
Common shares outstanding, net of treasury shares (thousands)	140,889	146,566	136,832	100,793	100,836	

The data set forth above for Nabors should be read in conjunction with the historical consolidated financial statements, including the notes thereto, of Nabors for the years ended December 31, 2001, 2000 and 1999, attached to this circular as Annex N.

The Structure

The following chart shows the relationship between Nabors, Callco[1], Exchangeco, Enserco and the former Enserco shareholders after the arrangement is completed.



Nabors Shareholders
Nabors Industries, Inc.[2]
(Delaware)
Trustee for holders of exchangeable shares
Common Shares
Voting Arrangement
Callco
(Nova Scotia)
Former Enserco shareholders who receive exchangeable shares in the transaction
Common Shares
Exchangeable Shares
Exchangeco
(Canada)
Common Shares
Enserco
(Canada)

NOTES:

(1) 3064297 Nova Scotia Company ("Callco"), an indirect wholly-owned subsidiary of Nabors, will be a party to the support agreement among Nabors, Exchangeco and Callco. See "Transaction Mechanics and Description of Exchangeable Shares".

(2) On January 2, 2002 Nabors announced a plan to reorganize the company and effectively change its place of incorporation from Delaware to Bermuda. Under the plan, which is subject to Nabors shareholder and other approvals, Nabors Industries Ltd., a newly-formed Bermuda exempted company, will become the publicly-traded parent holding company of Nabors Industries, Inc. See "Business of Nabors — Proposed Reorganization".

CIRCULAR

This circular is being furnished to holders of Enserco common shares, options and warrants, in connection with the solicitation of proxies by Enserco's management for use at the Enserco special meeting to be held at 10:00 a.m. (Calgary time) on April 24, 2002 in the Strand/Tivoli Room, Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, Canada and any adjournment or postponement thereof.

All information in this circular relating to Nabors and the drilling services industry within which Nabors carries on business is based upon publicly available sources and information provided to Enserco by Nabors. As such, Enserco assumes no responsibility for the accuracy or completeness of such information, nor any omission on the part of Nabors to disclose facts or events that may affect the accuracy of such information. The information contained in this circular supersedes the information contained in the Material Change Report of Enserco dated February 28, 2002, filed with the applicable securities regulatory authorities and available on SEDAR at www.sedar.com. Unless otherwise specified the information contained herein is given as at the date hereof.

No person is authorized to give any information or to make any representation not contained in this circular and, if given or made, such information or representation should not be relied upon as having been authorized. This circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this circular nor any distribution of the securities referred to in this circular, shall under any circumstance, create an implication that there has been no change in the information set forth therein since the date of this circular.

DESCRIPTION OF THE TRANSACTION

Background

Over the previous twelve months, Enserco has reviewed and had discussions with a number of potential strategic acquisition targets which were complementary to its existing business. At a meeting held on November 19, 2001, the board of directors reviewed efforts to identify and negotiate strategic complementary acquisitions and the risks associated with Enserco management's view of a possible downturn in the Canadian energy industry.

At the meeting, the board of directors concluded that a process should be initiated to identify and evaluate strategic alternatives for enhancing shareholder value. The possible alternatives identified by the board of directors included the following: remaining a going concern while maintaining a focus on growth through strategic acquisitions; an outright sale of Enserco for cash; or the sale of Enserco in exchange for equity of a larger oilfield services company with greater liquidity in the trading of its shares. After considering the alternatives, the board of directors determined that the sale of Enserco to a larger company with greater liquidity in the trading of its shares in a transaction that would provide Enserco shareholders with the ability to exchange their Enserco common shares for shares of the purchaser was the most desirable alternative. In this regard, an executive committee of the board of directors was given the mandate to explore this alternative.

On November 26, 2001, the executive committee engaged Peters & Co. Limited as its financial advisor to provide financial advisory services including assistance in identifying and evaluating strategic alternatives for enhancing shareholder value. The executive committee, with the advice of Peters & Co. Limited, determined that the optimal method to solicit proposals from qualified interested parties was to initiate a restricted confidential auction process with a select group of qualified interested parties.

During the first week of December 2001, a confidential data room was assembled for use by qualified interested parties who had executed confidentiality agreements with Enserco. Various qualified interested parties, including Nabors, executed confidentiality agreements and were provided access to the confidential data room and to the senior management of Enserco.

On December 19, 2001, the qualified interested parties were invited to submit a non-binding proposal to Enserco on or before January 9, 2002. The executive committee received three non-binding proposals, including one from Nabors. On January 14, 2002, the board of directors met to review and consider the non-binding proposals that had been received. Certain of the qualified interested parties were provided with additional access to confidential data and field operations prior to submitting their final binding offers on February 15, 2002.

On February 15, 2002, two binding offers were received by the board of directors, including one from Nabors. At a meeting of the board of directors on February 16, 2002, the board of directors reviewed and evaluated the binding offers and received advice from its financial and legal advisors. The board of directors considered the binding offers relative to the other reasonable alternatives for Enserco referred to above. After considering the advice from its advisors, the board of directors determined that the sale of Enserco had the potential to generate greater value for Enserco shareholders on a risk adjusted basis relative to that which could be achieved by the other strategic alternatives. On this basis, it was determined that the sale of Enserco offered shareholders the greatest upside with moderate risk and the board of directors also concluded that values being proposed by the two offerors fully reflected the going concern value of Enserco.

The board of directors instructed Peters & Co. Limited to negotiate further with the parties who had submitted binding offers in respect of the terms and conditions of the offers. After further negotiations with the parties, a revised offer from Nabors was accepted, subject to the execution of a satisfactory acquisition agreement and the final approval of Enserco's board of directors. Certain Enserco executives and directors and Enserco's financial and legal advisors met on several occasions with Nabors' counterparts to negotiate the details of the final offer and a definitive acquisition agreement. The board of directors met on two more occasions to review the negotiations and to give direction to the executive committee and its advisors.

On February 25, 2002, the board of directors met to review and approve the final terms and conditions of the acquisition agreement. The board of directors received an oral opinion from Peters & Co. Limited that the consideration under the arrangement was fair, from a financial point of view, to the holders of Enserco common shares. The board of directors approved the offer and form of acquisition agreement and on February 25, 2002 Enserco and Nabors entered into the acquisition agreement which was announced in a joint news release on the morning of February 26, 2002. The acquisition agreement was amended and restated on March 18, 2002.

Reasons for the Transaction

In addition to the reasons referred to above, the board of directors of Enserco considered the following material factors in unanimously approving the transaction.

Premium to Trading Price. The cash consideration election of C$15.50 per Enserco common share plus additional consideration calculated at 6% per annum thereon from February 26, 2002 to closing (expected to be approximately C$0.1529) represents a premium of C$2.5529 per Enserco common share or 19.5% compared to the 30 trading day weighted average price of the Enserco common shares up to and including February 25, 2002.

Fixed Value. The cash alternative available to shareholders provides an opportunity for such holders to achieve certainty with respect to their proceeds of disposition of Enserco common shares.

Liquidity. The exchangeable shares will be exchangeable for shares of Nabors common stock which is publicly-traded on the AMEX.

Interest in Larger Entity and More Diversified Holdings. Enserco shareholders who elect to obtain exchangeable shares effectively become shareholders in a much larger, more diversified and growth oriented well servicing and drilling corporation. Nabors is the largest land drilling contractor in the world, a leading provider of offshore platform workover and drilling rigs and one of the largest land well-servicing and workover contractors in the United States. Nabors also has a manufacturing and logistics business which includes top drive manufacturing, rig instrumentation and software and construction and transportation operations.

Tax Deferral. The transaction is structured to provide tax deferral to most Canadian resident shareholders who elect to receive exchangeable shares or a combination of cash and exchangeable shares, so long as they continue to hold the exchangeable shares and so long as Nabors has not exercised its automatic redemption right, which right cannot (subject to certain exceptions) be exercised by Nabors prior to the five year anniversary of the arrangement. However, if less than 1,500,000 exchangeable shares are issued and outstanding at any time on or after the effective date of the arrangement, Exchangeco may exercise such automatic redemption right. In addition, while the exchangeable shares are listed on a Canadian stock exchange they will qualify as an investment, and will not be foreign property, for registered retirement savings plans, registered retirement income funds, registered education savings plans and other savings and pension plans.

Ability to Consider Competing Offers. The acquisition agreement does not preclude the initiation of competing offers by other potential bidders. If another offer is received, the board of directors of Enserco may consider and, subject to the terms of the acquisition agreement, accept an offer that is demonstrably financially superior to the transaction with Nabors and if the board of directors of Enserco determines, in good faith, based on the advice of its financial advisors, that the competing offer is commercially feasible and could be carried out within a reasonable time frame, the offeror has demonstrated that the funds or other consideration necessary for the offer are available and such acquisition proposal is not subject to any due diligence condition other than confirmatory due diligence. The board of directors of Enserco may only accept the superior offer if after consultation with its financial advisors, and after receiving advice of outside legal counsel, the board of directors of Enserco concludes in good faith that such action is necessary for the board of directors to discharge properly its fiduciary duties under applicable law. Before accepting the superior offer, Enserco must give Nabors three business days notice, during which period Nabors has the right to match or better the value of the superior offer per Enserco common share. Enserco may only consider and accept a superior offer before the transaction is approved by its shareholders, optionholders and warrantholders. If a superior offer is accepted by the board of directors of Enserco, Enserco is required to pay Nabors a cash termination fee of C$17 million. As of the date of this circular, Enserco has not received any competing offers.

Dissent Rights. Under the arrangement, shareholders, optionholders and warrantholders have the right to dissent pursuant to the procedures under the *Canada Business Corporations Act* and the Interim Order.

Other Considerations. In reaching its determination, the board of directors of Enserco also considered and evaluated, among other things:

- information concerning the results of operations, performance, financial condition and prospects of and the opportunities available to Enserco, Nabors and the combined company, and the risks involved on a company-by-company basis, and on a combined basis, and the risks involved in achieving the full potential of Enserco on a stand-alone basis;
- the results and scope of the financial analysis of Nabors prepared by Peters & Co. Limited with respect to Nabors' business and operations;
- information with respect to recent and historical trading prices and trading multiples of the Enserco common shares and shares of Nabors common stock;
- the terms of the acquisition agreement and the exchangeable shares, with a view, among other things, to assuring that holding an exchangeable share would be the economic equivalent of holding shares of Nabors common stock;
- the presentation by and the opinion of Peters & Co. Limited, with respect to the fairness to Enserco shareholders from a financial point of view, of the consideration under the arrangement; and

- the presentation by and the legal advice of Blake, Cassels & Graydon LLP, with respect to the board's fiduciary duties and obligations in considering the transaction.

Two directors, John E. Hokanson and John W.H. Geddes, declared their respective interests in respect of certain purchase agreements entered into concurrently with the acquisition agreement as described under "Interests of Certain Persons in the Transaction", which declarations were considered by the board of directors.

Based on all of these matters, and such other matters as the members of the board of directors of Enserco deemed relevant, the board of directors of Enserco unanimously approved the acquisition agreement.

The foregoing discussion of the information and factors considered and given weight by the board of directors of Enserco is not intended to be exhaustive but is believed to include all material factors considered by the board of directors. In addition, in reaching the determination to approve and recommend the acquisition agreement, the board of directors did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given differing weights to different factors.

The board of directors of Enserco realized that there are risks associated with the transaction, including that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits. The board of directors of Enserco also considered factors such as Nabors' ability to retain certain of Enserco's management and key employees, the volatility of oil and gas prices, the relative volatility of both companies' stock prices, and the risks associated with the drilling and services industry. These factors are discussed more fully in this circular under "Risk Factors". However, the board of directors of Enserco believes that the factors in favour of the transaction outweigh the risks and potential disadvantages, although there can be no assurance in this regard.

Recommendation of Board of Directors

The board of directors of Enserco believes that the arrangement is fair to the Enserco shareholders, optionholders and warrantholders and in the best interest of Enserco and unanimously recommends that the shareholders, optionholders and warrantholders vote FOR the approval of the arrangement.

In reaching the conclusions stated above, the board of directors of Enserco considered a number of factors including certain advantages and disadvantages of proceeding with the transaction. For a discussion of these considerations, see "Background" and "Reasons for the Transaction."

Opinion of Peters & Co. Limited

The board of directors of Enserco retained Peters & Co. Limited on November 26, 2001 as its financial advisor to provide financial advisory services, including assistance in identifying and evaluating strategic alternatives for enhancing shareholder value. With respect to such engagement, Enserco requested Peters & Co. Limited to render an opinion as to whether or not the consideration under the arrangement is fair, from a financial point of view, to the holders of Enserco common shares.

In connection with the board of directors' consideration of the arrangement, Peters & Co. Limited delivered its oral opinion, to the effect that, as of February 25, 2002 and based on its review and assumptions and subject to the limitations summarized therein, the consideration under the arrangement is fair, from a financial point of view, to the holders of Enserco common shares.

The full text of the written fairness opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached and contained in Annex H. **You are urged to read the fairness opinion carefully in its entirety**. This summary of the fairness opinion is qualified in its entirety by reference to the full text of such opinion. The fairness opinion was prepared at the request and for the information of the board of directors of Enserco and does not constitute a recommendation to any holder of Enserco common shares, options or warrants as to how any such holder should vote with respect to the arrangement.

Peters & Co. Limited will receive fees for its services in connection with the arrangement, a portion of which is contingent upon the consummation of the arrangement. In the ordinary course of its business, Peters & Co. Limited has, in the past, provided financial advisory or investment banking and other related services to Enserco and certain of its associates or affiliates and may in the future provide such services to such parties, and Peters & Co. Limited has and will receive customary fees for such services. In the ordinary course of business, Peters & Co. Limited or its affiliates may trade in securities of both Enserco and Nabors for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. Enserco has also agreed to indemnify Peters & Co. Limited and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under securities legislation.

Concurrent Agreements with Certain Securityholders

Concurrently with the entering into of the acquisition agreement:

- all of the directors and four senior officers of Enserco, who, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over, approximately 14.3% of the issued and outstanding Enserco common shares and approximately 62.3% of the options to acquire Enserco common shares outstanding on February 25, 2002 (in aggregate, approximately 15.5% of the aggregate votes entitled to be cast at the special meeting in respect of the arrangement), entered into separate forms of lock-up agreements with Nabors whereby they agreed to vote all such shares and options in favour of the arrangement; and
- Nabors entered into purchase agreements with four significant shareholders and pursuant to such agreements Exchangeco acquired, on March 18, 2002, approximately 20.5% of the Enserco common shares outstanding on February 25, 2002 at C$15.50 per Enserco common share in cash. See "Interests of Certain Persons in the Transaction".

As a result, Exchangeco has acquired approximately 20.5% of the Enserco common shares outstanding on February 25, 2002, and Nabors has entered into agreements whereby the holders of an additional approximately 15.5% of the aggregate votes entitled to be cast at the special meeting in respect of the arrangement have agreed to vote in favour of the arrangement.

Interests of Certain Persons in the Transaction

Indemnification of Officers and Directors. Pursuant to the acquisition agreement, Nabors has agreed to cause Enserco to fulfill all rights of indemnification provided or available at the time of execution of the acquisition agreement in favour of the then present directors and officers of Enserco and its subsidiaries in accordance with the charter documents and bylaws of each such entity, applicable corporate legislation and indemnity agreements between Enserco or any of its subsidiaries and each director and senior officer of Enserco and its subsidiaries, and to continue in effect director and officer liability insurance for such persons for a period of six years from the closing.

Concurrent Agreements with Certain Securityholders. Concurrent with the entering into of the acquisition agreement, Nabors entered into purchase agreements with four significant Enserco shareholders and pursuant to such agreements an affiliate of Nabors acquired, on March 18, 2002, approximately 20.5% of the Enserco common shares outstanding on February 25, 2002.

Two of the purchase agreements were entered into between Nabors and SCF-III, L.P. and SCF-IV, L.P., respectively, pursuant to which Exchangeco purchased from such shareholders, on March 18, 2002, 1,706,092 and 2,757,304 Enserco common shares, respectively, at a price of C$15.50 per common share in cash. Mr. John W.H. Geddes, chairman of the board of directors of Enserco, is affiliated with the general partner of SCF-III, L.P. and SCF-IV, L.P. Mr. Geddes declared his interest at the meeting of the Enserco board of directors held to approve the entering into of the acquisition agreement.

Two of the purchase agreements were entered into between Nabors and John E. Hokanson and J&S Hokanson Investments Ltd., respectively, pursuant to which Exchangeco purchased from such shareholders, on March 18, 2002, 131,731 and 771,747 Enserco common shares, respectively, at a price of C$15.50 per common share in cash. J&S Hokanson Investments Ltd. is a corporation controlled by Mr. Hokanson. Mr. Hokanson is the President and Chief Executive Officer of Enserco. Mr. Hokanson declared his interest at the meeting of the Enserco board of directors held to approve the entering into of the acquisition agreement. Following the completion of these sale transactions, Mr. Hokanson continued to hold 2,961,674 Enserco common shares through J&S Hokanson Investments Ltd. which shares are subject to a lock-up agreement entered into between such holding company and Nabors.

Warrants. SCF-IV, L.P. owns warrants to acquire 500,000 Enserco common shares which warrants will, pursuant to the arrangement, thereafter represent warrants to acquire shares of Nabors common stock. See "The Acquisition Agreement". Mr. John Geddes, chairman of the board of directors of Enserco, is affiliated with the general partner of SCF-IV, L.P.

Transaction Mechanics and Description of Exchangeable Shares

The following is a summary description of the material terms of:

- the arrangement under section 192 of the *Canada Business Corporations Act* which will give effect to the transaction;
- the exchangeable share provisions;
- the form of the support agreement; and
- the form of voting and exchange trust agreement.

This summary is qualified in its entirety by the full text of the acquisition agreement and the documents listed above, which are included in Annexes D, E, F and G, and which are incorporated herein by reference.

Summary

Pursuant to the arrangement, Enserco shareholders (other than dissenting shareholders) will receive for each Enserco common share, at their election, (i) C$15.50 in cash plus additional cash consideration calculated at 6% per annum thereon from February 26, 2002 to closing (expected to be approximately C$0.1529), (ii) exchangeable shares of Exchangeco, equal to the exchange ratio, or (iii) a combination of cash and exchangeable shares. Each exchangeable share of Exchangeco will have economic rights, including the right to all dividends, and voting attributes effectively equivalent to shares of Nabors common stock, and the right to receive shares of Nabors common stock at any time in exchange for exchangeable shares on a one-for-one basis. Shareholders (other than dissenting shareholders) who do not elect to receive cash, exchangeable shares or a combination thereof will be deemed to have elected to receive cash.

Optionholders may exercise their options prior to the arrangement becoming effective and elect to receive cash, exchangeable shares or a combination thereof in respect of the Enserco common shares issued on such exercise. Alternatively, optionholders may surrender their options for termination in which case they will be paid in cash at closing of the arrangement, in respect of each such option, the greater of: (i) the positive difference, if any, between the sum of C$15.50 plus additional consideration calculated at 6% per annum thereon from February 26, 2002 to closing (expected to be approximately C$0.1529) and the exercise price of such option for each Enserco common share issuable on exercise of such option, and (ii) C$0.10 per common share issuable on exercise of such option, subject to required withholdings. As a result of the arrangement, all options to acquire Enserco common shares that have not previously been exercised or surrendered for termination will be terminated and each holder of such options will be paid in cash, in respect of each such option, the greater of: (i) the positive difference, if any, between the sum of C$15.50 plus additional consideration calculated at 6% per annum thereon from February 26, 2002 to closing (expected to be approximately C$0.1529) and the exercise price of such option for each Enserco common share issuable on exercise of such option, and (ii) C$0.10 per common share issuable on exercise of such option, subject to required withholdings.

As a result of the arrangement, each existing warrant to purchase Enserco common shares will thereafter represent a warrant to purchase that number of shares of Nabors common stock as the warrantholder would have been entitled to receive if the warrant was exercised and the Enserco common shares exchanged for shares of Nabors common stock on the basis of the exchange ratio under the arrangement, with the exercise price being adjusted by the exchange ratio and converted to U.S. dollars based on the currency exchange rate of Canadian dollars to U.S. dollars on the effective date of the arrangement.

Pursuant to the plan of arrangement, the exchange ratio is a fraction, the numerator of which is C$15.50 plus additional consideration calculated at 6% per annum thereon from February 26, 2002 to closing of the arrangement (expected to be approximately C$0.1529), and the denominator of which is the weighted average trading price of shares of Nabors common stock on the AMEX, converted to Canadian dollars, for the ten consecutive trading days ending on the third business day prior to the date of the special meeting. For these purposes, the "weighted average trading price" will be determined by dividing the aggregate sale price of all shares of Nabors common stock sold on the AMEX during the ten trading day period by the total number of shares of Nabors common stock sold during such period. The weighted average trading price will be converted to Canadian dollars based on the average of the noon buying rates (expressed to the fourth decimal place) in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for each such trading day.

No fractions of exchangeable shares will be issued in exchange for Enserco common shares pursuant to the arrangement and such fractional interests will not entitle the owner to exercise any rights as a shareholder of Exchangeco or Nabors. In lieu of any fractional exchangeable shares, each holder otherwise entitled to a fraction of an exchangeable share will be entitled to receive a cash payment equal to the product of the fractional interest and the weighted average trading price of shares of Nabors common stock for the ten consecutive trading days ending on the third business day before the special meeting, including any adjournment thereof, and based on the average exchange rate from U.S. dollars to Canadian dollars for such ten day period.

The rights relating to the exchange or redemption of exchangeable shares into shares of Nabors common stock are:

- *Shareholder Rights to Exchange or Retract:* rights, which are called exchange put rights and retraction rights, to require an exchange (in certain limited circumstances involving an Exchangeco insolvency event) by Nabors (or one of its subsidiaries as designated by Nabors) or redemption by Exchangeco of exchangeable shares for shares of Nabors common stock;

- *Automatic Exchange or Redemption Rights:* rights (which are called the automatic redemption right, liquidation right and automatic exchange right) that automatically, upon the occurrence of specific events, result in the exchange or redemption of exchangeable shares for shares of Nabors common stock, without any action by the holders of exchangeable shares; and

- *Call Rights:* overriding call rights (called retraction call rights, liquidation call rights, redemption call rights and change of law call rights) granted to Callco (or, in the case of the change of law call rights, Nabors) that override the holder's rights listed above, permitting Callco (or Nabors, as the case may be) to require an exchange of exchangeable shares for shares of Nabors common stock if a holder exercises retraction rights or in any circumstance when Exchangeco would otherwise be required to redeem the exchangeable shares or in the event of certain changes to Canadian income tax laws. Callco and Nabors plan to exercise their respective call rights, when available, and currently foresee no circumstances under which they would not exercise their respective call rights. Therefore it is expected that holders of exchangeable shares will receive shares of Nabors common stock through an exchange with Callco (or Nabors), as opposed to a redemption by Exchangeco, of exchangeable shares for shares of Nabors common stock. While the consideration received upon an exchange or a redemption will be the same, the tax consequences will be substantially different. See "Information About Tax Considerations — Canadian Federal Income Tax Considerations to Shareholders".

The Plan of Arrangement

The Arrangement. The transaction will be effected by means of an arrangement of Enserco under the *Canada Business Corporations Act* in accordance with the plan of arrangement. A copy of the form of the plan of arrangement is included as Annex D, which is incorporated by reference into this circular.

Court Approval of the Arrangement and Completion of the Transaction. An arrangement of a corporation under the *Canada Business Corporations Act* requires approval by both a court of competent jurisdiction, in this case the Court of Queen's Bench of Alberta, and the shareholders, and, if applicable, holders of options or rights to acquire shares of the subject corporation. Prior to the mailing of this circular, Enserco obtained the Interim Order of the Court, which is attached as Annex C, providing for the calling and holding of the special meeting and other procedural matters.

Subject to the approval of the arrangement by the Enserco shareholders, optionholders and warrantholders at the special meeting, the hearing in respect of the Final Order is scheduled to take place on April 24, 2002 at 2:00 p.m. (Calgary time) in the Court of Queen's Bench of Alberta at the Court House, 611 – 4th Street S.W., Calgary, Alberta, Canada. All Enserco shareholders, optionholders, warrantholders or other interested parties who wish to participate or be represented or to present evidence or arguments at that hearing must serve and file a notice of intention to appear as set out in the Notice of Petition for the Final Order and satisfy any other requirements. At the hearing of the application in respect of the Final Order, the Court will consider, among other things, the fairness of the arrangement. The Court may approve the arrangement as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Assuming the Final Order is granted and the other conditions to the acquisition agreement are satisfied or waived, it is anticipated that the following will occur substantially simultaneously on the effective date:

- articles of arrangement will be filed with the Director under the *Canada Business Corporations Act* to give effect to the arrangement;
- the support agreement between Exchangeco, Callco and Nabors substantially in the form of Annex F and the voting and exchange trust agreement between Exchangeco, Nabors and Computershare Trust Company of Canada, as trustee, substantially in the form of Annex G will each be executed and delivered;
- Nabors will issue the special voting share to the trustee, all as more particularly described below under the heading "Voting, Dividend and Liquidation Rights of Holders of Exchangeable Shares — Voting Rights with Respect to Nabors"; and
- the various other documents necessary to give effect to the transaction will be executed and delivered.

The Final Order will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the "U.S. *Securities Act of 1933*"), with respect to the issuance of the exchangeable shares and the revisions to the warrants pursuant to the arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.

Subject to the foregoing, it is presently anticipated that the transaction will become effective on or about April 26, 2002.

Description of Exchangeable Shares

The exchangeable shares will be issued by Exchangeco and will be exchangeable at any time on a one-for-one basis, at the option of the holder, for shares of Nabors common stock. An exchangeable share will provide a holder with economic terms and voting rights which are, as nearly as practicable, effectively equivalent to those of a share of Nabors common stock. Certain Enserco shareholders who are Canadian residents and who elect to receive exchangeable shares or a combination of cash and exchangeable shares under the arrangement may, upon filing the necessary tax elections, obtain a full or partial deferral of taxable capital gains for Canadian federal income tax purposes in certain circumstances. See "Information about Tax Considerations — Canadian Federal Income Tax Considerations to Shareholders".

On the effective date of the arrangement, Nabors, Exchangeco and the trustee will enter into the Voting and Exchange Trust Agreement. By furnishing instructions to the trustee under the Voting and Exchange Trust Agreement, holders of the exchangeable shares will be able to exercise essentially the same voting rights with respect to Nabors as they would have if they were Nabors shareholders. Holders of exchangeable shares will also be entitled to receive from Exchangeco dividends that are equivalent to any dividends paid on shares of Nabors common stock from time to time. Nabors has not declared or paid any cash dividends on its common stock since 1982. Nabors does not intend to pay any cash dividends on its common stock for the foreseeable future. The exchangeable shares are subject to adjustment or modification in the event of a stock split or other change to the capital structure of Nabors so as to maintain the initial one-to-one relationship between the exchangeable shares and the shares of Nabors common stock.

Retraction, Redemption and Call Rights Applicable to Exchangeable Shares

Retraction of Exchangeable Shares

Subject to the exercise by Callco of the retraction call right described below, a holder of exchangeable shares will be entitled at any time following the effective time of the arrangement to retract (i.e., to require Exchangeco to redeem) any or all of the exchangeable shares owned by the holder and to receive an amount per share equal to the retraction price, which will be fully paid and satisfied by the delivery for each exchangeable share of one share of Nabors common stock and any dividends payable and unpaid on such exchangeable share. A holder of exchangeable shares may retract the holder's exchangeable shares by presenting to Exchangeco or its transfer agent (i) certificates representing the number of exchangeable shares the holder desires to retract, (ii) such other documents as may be required to effect the retraction of such exchangeable shares and (iii) a duly executed retraction request:

- specifying the number of exchangeable shares the holder desires to retract;
- stating the retraction date on which the holder desires to have Exchangeco redeem the exchangeable shares; and
- acknowledging the retraction call right.

When a holder of exchangeable shares makes a retraction request, Callco will have an overriding retraction call right to purchase all but not less than all of the exchangeable shares subject to the retraction request. In order to exercise the retraction call right, Callco must notify Exchangeco of its determination to do so within five business days of notification given by Exchangeco to Callco of receipt of the retraction request. If Callco notifies Exchangeco within such five business day period, and provided that the retraction request is not revoked by the holder in the manner described below, Callco will acquire the retracted shares in exchange for the retraction price, which will be fully paid and satisfied by the delivery for each exchangeable share of one share of Nabors common stock and any dividends payable and unpaid on such exchangeable share. In the event that Callco does not so notify Exchangeco, and provided that the retraction request is not revoked by the holder in the manner described below, Exchangeco will redeem the retracted shares on the retraction date.

A holder may revoke a retraction request by giving notice in writing to Exchangeco at any time prior to the close of business on the business day immediately preceding the retraction date, in which case the retracted shares will neither be purchased by Callco nor be redeemed by Exchangeco. If the retraction request is not revoked on or prior to the close of business on the business day immediately preceding the retraction date, the retracted shares will either be purchased by Callco or redeemed by Exchangeco. Callco or

Exchangeco, as the case may be, will then deliver or cause Exchangeco's transfer agent to deliver the retraction price to such holder by mailing:

- certificates representing the number of shares of Nabors common stock equal to the number of exchangeable shares purchased or redeemed, registered in the name of the holder or such other name as the holder may request; and

- if applicable, a cheque for the aggregate amount of dividends payable and unpaid on each such exchangeable share to the holder,

to the address recorded in the securities register of Exchangeco or to the address specified in the holder's retraction request or by holding the same for the holder to pick up at the registered office of Exchangeco or the office of Exchangeco's transfer agent as specified by Exchangeco, in each case less any amounts required to be withheld because of applicable taxes.

If, as a result of solvency requirements or applicable law, Exchangeco is not permitted to redeem all of the retracted shares tendered by a retracting holder, and provided Callco has not exercised its retraction call right with respect to such retracted shares, Exchangeco will redeem only those retracted shares tendered by the holder (rounded down to a whole number of shares) as would not be contrary to provisions of applicable law. The trustee, on behalf of the holder of any retracted shares not so redeemed by Exchangeco or purchased by Callco, will require Nabors to purchase the retracted shares not redeemed on the retraction date or as soon as reasonably practicable thereafter, pursuant to the exchange right.

Redemption of Exchangeable Shares

Subject to applicable law and the redemption call right, at any time on or after the fifth anniversary of the effective date Exchangeco may, and in the event of certain circumstances described below under "Early Redemption" will, redeem all but not less than all of the then outstanding exchangeable shares for an amount per share equal to the redemption price, which will be fully paid and satisfied by the delivery for each exchangeable share of one share of Nabors common stock and any dividends payable and unpaid on such exchangeable share. Exchangeco will, at least 45 days prior to the redemption date, or such number of days as the board of directors of Exchangeco may determine to be reasonably practicable under the circumstances in respect of a redemption date arising in connection with, among other events:

- a Nabors control transaction, being any merger, amalgamation, tender offer, material sale of shares or rights or interests therein or thereto or similar transactions involving Nabors, or any proposal to carry out the same (other than the proposed reorganization of Nabors as described under "Business of Nabors — Proposed Reorganization");

- an exchangeable share voting event, being any matter that holders of exchangeable shares are entitled to vote on as shareholders of Exchangeco, other than an exempt exchangeable share voting event (described below), and, for greater certainty, excluding any matter that holders of exchangeable shares are entitled to vote on (or instruct the trustee to vote on) in their capacity as beneficiaries under the Voting and Exchange Trust Agreement; or

- an exempt exchangeable share voting event, being any matter that holders of exchangeable shares are entitled to vote on as shareholders of Exchangeco in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the exchangeable shares, where the approval or disapproval of the change would be required to maintain the equivalence of the exchangeable shares and the shares of Nabors common stock;

provide the registered holders of the exchangeable shares with written notice of the proposed redemption of the exchangeable shares by Exchangeco or the purchase of the exchangeable shares by Callco pursuant to the redemption call right described below. On or after the redemption date and provided Callco has not exercised its redemption call right, upon the holder's presentation and surrender of the certificates representing the exchangeable shares and other documents as may be required by Exchangeco at the office of Exchangeco's transfer agent or the registered office of Exchangeco, Exchangeco will deliver the redemption price to such holder by mailing:

- certificates representing the aggregate number of shares of Nabors common stock equal to the number of exchangeable shares purchased or redeemed, registered in the name of the holder or such other name as the holder may request; and
- if applicable, a cheque for the aggregate amount of dividends payable and unpaid on each such exchangeable share to the holder,

to the address recorded in the securities register of Exchangeco or by holding the same for the holder to pick up at the registered office of Exchangeco or the office of Exchangeco's transfer agent as specified in the written notice of redemption, in each case less any amounts required to be withheld because of applicable taxes.

Callco will have an overriding redemption call right to purchase on the redemption date all but not less than all of the exchangeable shares then outstanding (other than exchangeable shares held by Nabors and its affiliates) for a purchase price per share equal to the redemption price, which will be fully paid and satisfied by the delivery for each exchangeable share of one share of Nabors common stock and any dividends payable and unpaid on such exchangeable share. Upon the exercise of the redemption call right, holders will be obligated to sell their exchangeable shares to Callco. If Callco exercises the redemption call right, Exchangeco's right and obligation to redeem the exchangeable shares on the redemption date will terminate.

Early Redemption

In certain circumstances, the exchangeable shares will be redeemed by Exchangeco prior to the fifth anniversary of the effective date of the arrangement. Early redemption will occur upon:

1. the date that there are outstanding less than 1,500,000 exchangeable shares (other than exchangeable shares held by Nabors and its affiliates) and the board of directors of Exchangeco decides to accelerate the redemption of the exchangeable shares prior to the fifth anniversary of the effective date;
2. the occurrence of a Nabors control transaction (other than the proposed reorganization of Nabors as described under "Business of Nabors — Proposed Reorganization"), provided that the board of directors of Exchangeco determines (A) that it is not reasonably practicable to substantially replicate the terms and conditions of the exchangeable shares in connection with the Nabors control transaction and (B) that the redemption of the exchangeable shares is necessary to enable the completion of the Nabors control transaction;
3. a proposal being made for an exchangeable share voting event, provided that the board of directors of Exchangeco determines that it is not reasonably practicable to accomplish the business purpose intended by the exchangeable share voting event (which business purpose must be bona fide and not for the primary purpose of causing the occurrence of a redemption date) in any other commercially reasonable manner that does not result in an exchangeable share voting event; or
4. the failure by the holders of the exchangeable shares to approve or disapprove, as applicable, an exempt exchangeable share voting event.

Enserco shareholders who elect to receive exchangeable shares or a combination of cash and exchangeable shares pursuant to the arrangement will not be entitled to receive such exchangeable shares in the event that, on the effective date, elections have been made for less than 1,500,000 exchangeable shares in aggregate by all Enserco shareholders, in which circumstance all exchangeable shares issued in accordance with such elections will be automatically exchanged and such electing shareholders will instead receive shares of Nabors common stock in accordance with the exchange ratio.

Change of Law Call Right

Nabors shall have the overriding right, in the event of any amendment to the *Income Tax Act* (Canada) and other applicable provincial income tax laws that permits holders of exchangeable shares who are resident in Canada, hold the exchangeable shares as capital property and deal at arm's length with Nabors and Enserco (all for the purposes of the *Income Tax Act* (Canada) and other applicable provincial income tax laws) to exchange their exchangeable shares for shares of Nabors common stock on a basis that will not require such holders to recognize any gain or loss or any actual or deemed dividend in respect of such exchange for the purposes of the *Income Tax Act* (Canada) and other applicable provincial income tax laws, to purchase (or to cause Callco to purchase) from all but not less than all of the holders of the exchangeable shares (other than any holder which is an affiliate of Nabors) all but not less than all of the exchangeable shares held by each such holder upon payment by Nabors or Callco, as the case may be, of an amount per share equal to the exchangeable share price applicable on the last business day prior to the date on which Nabors or Callco intends to purchase such shares. Payment of the exchangeable share price will be fully satisfied by the delivery for each exchangeable share of one share of Nabors common stock and any dividends payable and unpaid on such exchangeable share.

To exercise the foregoing right, Nabors or Callco must notify the transfer agent for the exchangeable shares of its intention to exercise such right at least 45 days before the date on which Nabors or Callco intends to acquire the exchangeable shares. Upon the exercise of this right, holders will be obligated to sell their exchangeable shares to Nabors or Callco, as the case may be.

Purchase for Cancellation

Subject to applicable law, Exchangeco may at any time and from time to time offer to purchase for cancellation all or any part of the outstanding exchangeable shares, by tender to all holders of record of exchangeable shares then outstanding or through the facilities of any stock exchange on which the exchangeable shares are listed or quoted, at any price per share together with an amount equal to all declared and unpaid dividends for which the record date has occurred prior to the date of purchase.

In addition, subject to applicable law, Exchangeco may at any time and from time to time purchase for cancellation exchangeable shares by private agreement with any holder of exchangeable shares.

Voting, Dividend and Liquidation Rights of Holders of Exchangeable Shares

On the effective date, Nabors, Exchangeco and the trustee will enter into the voting and exchange trust agreement (the "Voting and Exchange Trust Agreement").

Voting Rights with Respect to Exchangeco

Except as required by law or under the Support Agreement, the terms of the exchangeable share provisions or the Voting and Exchange Trust Agreement, the holders of exchangeable shares are not entitled to receive notice of, attend or vote at any meeting of shareholders of Exchangeco. See "Certain Restrictions" and "Amendment and Approval" below.

Voting Rights with Respect to Nabors

Under the Voting and Exchange Trust Agreement, Nabors will issue to the trustee a special voting share of the capital stock of Nabors having attached thereto rights to that number of votes as is equal to the number of exchangeable shares issued and outstanding from time to time (other than exchangeable shares held by Nabors and its affiliates), which will be held by the trustee to enable the holders of exchangeable shares to have voting rights that are effectively equivalent to those of Nabors shareholders.

Each holder of exchangeable shares on the record date for any meeting at which Nabors shareholders are entitled to vote will be entitled to instruct the trustee to exercise one of the votes attaching to the Nabors special voting share held by the trustee for each exchangeable share held by the holder of exchangeable shares. The trustee will exercise (either by proxy or in person) the voting rights only as directed by the relevant holder of exchangeable shares and, in the absence of voting instructions from a holder of exchangeable shares, will not exercise such votes. A beneficiary may, upon request to the trustee, obtain a proxy from the trustee entitling the holder of exchangeable shares to exercise directly at the meeting that number of votes attaching to the Nabors special voting share held by the trustee that corresponds to the number of exchangeable shares held by such holder.

Either the trustee or Nabors will send to each holder of exchangeable shares on the record date the notice of each meeting at which Nabors shareholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the beneficiary may instruct the trustee to exercise the voting rights to which the beneficiary is entitled. Such mailing by the trustee or Nabors will commence on the same day as Nabors sends such notice and materials to Nabors shareholders. Either the trustee or Nabors will also send to each beneficiary copies of all information statements, interim and annual financial statements, reports and other materials sent by Nabors to Nabors shareholders at the same time as these materials are sent to Nabors shareholders. To the extent that such materials are provided to the trustee by Nabors, the trustee will also send to each beneficiary all materials sent by third parties to Nabors shareholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as reasonably practicable after such materials are delivered to the trustee. Nabors may undertake to provide the materials to each beneficiary in lieu of the trustee distributing the materials.

All rights of a holder of exchangeable shares to instruct the trustee to exercise voting rights will cease immediately before the exchange (whether by redemption, retraction, or through the exercise of the call rights) of all of such holder's exchangeable shares for shares of Nabors common stock and upon the liquidation, dissolution or winding-up of Exchangeco or Nabors. Holders will be entitled to vote the shares of Nabors common stock they receive in such circumstances.

Dividend Rights

Subject to applicable law, holders of exchangeable shares will be entitled to receive dividends (i) in the case of a cash dividend declared on the shares of Nabors common stock, in an amount of cash for each exchangeable share corresponding to the cash dividend declared on each share of Nabors common stock, (ii) in the case of a stock dividend declared on the shares of Nabors common stock to be paid in shares of Nabors common stock, in the number of exchangeable shares for each exchangeable share as is equal to the number of shares of Nabors common stock to be paid on each share of Nabors common stock, or (iii) in the case of a dividend declared on the shares of Nabors common stock in property other than cash or shares of Nabors common stock, in the type and amount of property as is the same as, or economically equivalent to (as determined by the board of directors of Exchangeco in good faith and in its sole discretion), the type and amount of property declared as a dividend on each share of Nabors common stock. Cash dividends on the exchangeable shares are payable in U.S. dollars or the Canadian dollar equivalent thereof, at the option of Exchangeco. The declaration date, record date and payment date for dividends on the exchangeable shares will be the same as the relevant date for the corresponding dividends on the shares of Nabors common stock.

Nabors has not declared or paid any cash dividends on its common stock since 1982. Nabors does not intend to pay any cash dividends on its common stock for the foreseeable future.

In the case of a stock dividend declared on the shares of Nabors common stock to be paid in shares of Nabors common stock, in lieu of declaring a corresponding stock dividend on the exchangeable shares, the board of directors of Exchangeco may, in good faith and in its discretion and subject to applicable law, subdivide, redivide or change each issued and unissued exchangeable share on the basis that each exchangeable share before the subdivision becomes a number of exchangeable shares as is equal to the sum of (i) one share of Nabors common stock and (ii) the number of shares of Nabors common stock to be paid as a stock dividend on each share of Nabors common stock. Such subdivision will become effective on the payment date for the dividend declared on the shares of Nabors common stock without any further act on the part of the board of directors of Exchangeco. The record date to determine holders of exchangeable shares entitled to receive exchangeable shares in connection with any subdivision of exchangeable shares and the effective date of the subdivision will be the same dates as the record date and payment date, respectively, for the corresponding stock dividend declared on shares of Nabors common stock.

Liquidation Rights with Respect to Exchangeco

On the liquidation, dissolution or winding-up of Exchangeco or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding-up its affairs, holders of the exchangeable shares will have, subject to applicable law, preferential rights to receive from Exchangeco the liquidation amount for each exchangeable share held. When a liquidation, dissolution or winding-up occurs, Callco will have an overriding liquidation call right to purchase all of the outstanding exchangeable shares (other than exchangeable shares held by Nabors and its affiliates) from the holders of exchangeable shares on the effective date of the liquidation, dissolution or winding-up of Exchangeco or any distribution of the assets of Exchangeco among its shareholders for the purpose of winding-up its affairs, for a purchase price per share equal to the liquidation amount, which will be fully paid and satisfied by the delivery of one share of Nabors common stock and any dividends payable and unpaid on such exchangeable share.

When an insolvency event occurs, and while it continues, each holder of exchangeable shares (other than Nabors and its affiliates) will be entitled to instruct the trustee to exercise the exchange right with respect to exchangeable shares held by such holder, thereby requiring Nabors to purchase such exchangeable shares from the holder. As soon as practicable after the occurrence of an insolvency event or any event which may, with the passage of time and/or the giving of notice, become an insolvency event, Exchangeco or Nabors will give written notice of the event to the trustee. As soon as practicable after receiving the notice, the trustee will notify each holder of exchangeable shares of the event or potential event and advise the holder of its exchange right. The purchase price payable by Nabors for each exchangeable share purchased under the exchange right will be equal to the exchangeable share price on the last business day prior to the day of closing of the purchase and sale of the exchangeable share under the exchange right, which will be fully paid and satisfied by the delivery of one share of Nabors common stock and any dividends payable and unpaid on such exchangeable share.

An insolvency event will occur in respect of Exchangeco upon (i) the institution by Exchangeco of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of Exchangeco to the institution of bankruptcy, insolvency or winding-up proceedings against it, or (ii) the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and Exchangeco's failure to contest in good faith such proceedings commenced in respect of Exchangeco within 30 days of becoming aware of the proceedings, or the consent by Exchangeco to the filing of any such petition or to the appointment of a receiver, or (iii) the making by Exchangeco of a general assignment for the benefit of creditors, or the admission in writing by Exchangeco of its inability to pay its debts generally as they come due, or (iv) Exchangeco not being permitted, pursuant to solvency requirements of applicable law, to redeem any retracted exchangeable shares pursuant to the exchangeable share conditions.

Liquidation Rights with Respect to Nabors

A liquidation event will occur in respect of Nabors upon the (i) determination by the Nabors board to institute voluntary liquidation, dissolution, or winding-up proceedings with respect to Nabors or to effect any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution winding-up or other distribution, or (ii) receipt by Nabors of notice of, or Nabors otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Nabors or to effect any distribution of assets of Nabors among its shareholders for the purpose of winding-up its affairs, in each case where Nabors has failed to contest in good faith any such proceeding commenced in respect of Nabors within 30 days of becoming aware of the proceeding.

In order for the holders of the exchangeable shares to participate on a pro rata basis with the holders of shares of Nabors common stock, immediately prior to the effective time of a liquidation event, each exchangeable share will, pursuant to the automatic exchange right, automatically be exchanged for such number of shares of Nabors common stock equal to the exchangeable share price under the Voting and Exchange Trust Agreement. Upon a holder's request and surrender of exchangeable share certificates, duly endorsed in blank and accompanied by such instruments of transfer as Nabors may reasonably require, Nabors will deliver to the holder certificates representing an equivalent number of shares of Nabors common stock. For a description of Nabors' obligations relating to the dividend and liquidation rights of the holders of exchangeable shares, see "Certain Restrictions" and "Nabors Support Obligations" below.

Withholding Rights

Each of Nabors, Callco, Exchangeco, Exchangeco's transfer agent and the trustee will be entitled to deduct and withhold from any dividend or other consideration otherwise payable to any holder of exchangeable shares or shares of Nabors common stock such amounts as each of Nabors, Callco, Exchangeco, Exchangeco's transfer agent or the trustee is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada), the United States Internal Revenue Code of 1986, as amended (the "Code"), or any provision of federal, provincial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes as having been paid to the holder of the exchangeable shares or shares of Nabors common stock, as the case may be, in respect of which the deduction and withholding was made, provided that the withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount required to be deducted or withheld from any payment to a holder exceeds the cash portion of the dividend or other consideration otherwise payable to the holder, Nabors, Callco, Exchangeco, Exchangeco's transfer agent and the trustee are authorized to sell or otherwise dispose of the portion of the consideration necessary to provide sufficient funds to Nabors, Callco, Exchangeco, Exchangeco's transfer agent or the trustee, as the case may be, to enable it to comply with the deduction or withholding requirement and Nabors, Callco, Exchangeco, Exchangeco's transfer agent or the trustee, as the case may be, will notify the holder and remit to the holder any unapplied balance of the net proceeds of such sale.

Ranking

The exchangeable shares will have a preference over the common shares of Exchangeco and any other shares ranking junior to the exchangeable shares with respect to the payment of dividends and the distribution of assets in the event of a liquidation, dissolution or winding-up of Exchangeco, whether voluntary or involuntary, or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding-up its affairs. See "Exchangeco Share Capital".

Certain Restrictions

So long as any of the exchangeable shares are outstanding, Exchangeco will not, without the approval of the holders of the exchangeable shares as described below under "Amendment and Approval":

1. pay any dividends on the common shares of Exchangeco or any other shares ranking junior to the exchangeable shares, other than stock dividends payable in common shares of Exchangeco or any other shares ranking junior to the exchangeable shares;

2. redeem, purchase or make any capital distribution in respect of common shares of Exchangeco or any other shares ranking junior to the exchangeable shares with respect to the payment of dividends or on any liquidation, dissolution or winding-up of Exchangeco or any other distribution of assets of Exchangeco;

3. redeem or purchase or make any capital distribution in respect of any other shares of Exchangeco ranking equally with the exchangeable shares with respect to the payment of dividends or on any liquidation, dissolution or winding-up of Exchangeco or any other distribution of assets of Exchangeco; or

4. issue any exchangeable shares or any other shares of Exchangeco ranking equally with, or superior to, the exchangeable shares other than by way of stock dividends to the holders of exchangeable shares.

These restrictions do not apply if all dividends on the outstanding exchangeable shares corresponding to dividends declared and paid to date on the shares of Nabors common stock have been declared and paid on the exchangeable shares.

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the exchangeable shares may be added to, changed or removed only with the approval of the holders of the exchangeable shares. Any such approval or any other approval or consent to be given by the holders of the exchangeable shares will be deemed to have been sufficiently given if given in accordance with applicable law subject to a minimum requirement that approval or consent be evidenced by a resolution passed by not less than 66⅔% of the votes cast on the resolution (other than by Nabors and its affiliates) at a meeting of the holders of exchangeable shares duly called and held at which holders of at least 25% of the outstanding exchangeable shares (other than Nabors and its affiliates) are present in person or represented by proxy. In the event that no quorum is present at such meeting within one-half hour after the time appointed for the meeting, the meeting will be adjourned to a place and time (not less than five days later) designated by the chair of the meeting. At the adjourned meeting, the holders of exchangeable shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed at the adjourned meeting by the affirmative vote of not less than 66⅔% of the votes cast on the resolution (other than by Nabors and its affiliates) will constitute the approval or consent of the holders of the exchangeable shares.

Nabors Support Obligations

On the effective date, Nabors, Callco and Exchangeco will enter into the support agreement (the "Support Agreement"). Pursuant to the Support Agreement, Nabors will make the following covenants for so long as any exchangeable shares (other than exchangeable shares owned by Nabors or its affiliates) remain outstanding:

1. Nabors will not declare or pay dividends on shares of Nabors common stock unless Exchangeco (i) on the same day declares or pays, as the case may be, an equivalent dividend on the exchangeable shares and has sufficient money or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable law, of any such equivalent dividend or (ii) subdivides the exchangeable shares in lieu of a stock dividend thereon (as provided for in the exchangeable share provisions) and has sufficient authorized but unissued securities available to enable the subdivision;

2. Nabors will advise Exchangeco sufficiently in advance of the declaration of any dividend on shares of Nabors common stock and take other reasonably necessary actions to ensure that (i) the declaration date, record date and payment date for dividends on the exchangeable shares are the same as those for the corresponding dividend on the shares of Nabors common stock or (ii) the record date and effective date for a subdivision of the exchangeable shares in lieu of a stock dividend (as provided for in the exchangeable share provisions) are the same as the record date and payment date for the stock dividend on the shares of Nabors common stock;

3. Nabors will ensure that the record date for any dividend declared on the shares of Nabors common stock is not less than ten business days after the declaration date of the dividend;

4. Nabors will take all actions and do all things reasonably necessary or desirable to enable and permit Exchangeco, in accordance with applicable law, to pay to the holders of the exchangeable shares the applicable liquidation amount, redemption price or retraction price in the event of a liquidation, dissolution or winding-up of Exchangeco, a retraction request by a holder of exchangeable shares or a redemption of exchangeable shares by Exchangeco; and

5. Nabors will take all actions and do all things reasonably necessary or desirable to enable and permit Callco, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the call rights, including delivering shares of Nabors common stock to holders of exchangeable shares in accordance with the applicable call right.

The Support Agreement and the exchangeable share provisions provide that so long as any exchangeable shares not owned by Nabors or its affiliates are outstanding, Nabors will not, without the prior approval of Exchangeco and the holders of the exchangeable shares given in the manner described above under "Amendment and Approval", and subject to certain exceptions, issue or distribute shares of Nabors common stock, securities exchangeable for or convertible into or carrying rights to acquire shares of Nabors common stock, rights, options or warrants to subscribe for or to purchase shares of Nabors common stock, evidences of indebtedness or other assets of Nabors, to all or substantially all of the then outstanding holders of shares of Nabors common stock, nor will Nabors subdivide, redivide, reduce, combine, consolidate, reclassify or otherwise change the shares of Nabors common stock or effect an amalgamation, merger, reorganization or other transaction affecting the shares of Nabors common stock, unless the same or an economically equivalent distribution or change is simultaneously made to the exchangeable shares (or in the rights of the holders thereof). The board of directors of Exchangeco is conclusively empowered to determine in good faith and in its sole discretion whether any corresponding distribution on or change to the exchangeable shares is the same as, or economically equivalent to, any proposed distribution on or change to the shares of Nabors common stock. In the event of any proposed tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to the shares of Nabors common stock which is recommended or otherwise approved or consented to by the Nabors board of directors and in connection with which the exchangeable shares are not redeemed by Exchangeco or purchased by Callco under the redemption call right, Nabors will use reasonable best efforts to take all actions necessary or desirable to enable holders of exchangeable shares to participate in the transaction to the same extent and on an economically equivalent basis as the holders of shares of Nabors common stock.

The Support Agreement, the Voting and Exchange Trust Agreement and the exchangeable share provisions also provide that in the event of a Nabors control transaction: (i) in which Nabors merges or amalgamates with, or in which all or substantially all of the then outstanding shares of Nabors common stock are acquired by, one or more other corporations to which Nabors is, immediately before such merger, amalgamation or acquisition, "related" within the meaning of the *Income Tax Act* (Canada) (otherwise than by virtue of a right referred to in paragraph 251(5)(b) thereof); (ii) which does not result in an acceleration of the redemption date in connection with the failure to approve an exempt exchangeable share voting event; and (iii) in which all or substantially all of the then outstanding shares of Nabors common stock are converted into or exchanged for shares or rights to acquire shares (the "Other Shares") of another corporation (the "Other Corporation") that, immediately after such Nabors control transaction, owns or controls, directly or indirectly, Nabors; then all references to the Other Corporation, and all references in those documents to shares of Nabors common stock will thereafter be and be deemed to be references to Other Shares (with appropriate adjustments, if any) without any need to amend the terms and conditions of the exchangeable shares and without any further action required. In addition, Nabors will cause the Other Corporation to deposit one or more voting securities of such Other Corporation to allow the holders of exchangeable shares (other than Nabors and its affiliates) to exercise voting rights in respect of the Other Corporation substantially similar to those described under "— Voting Rights with Respect to Nabors" above. The foregoing provisions are intended to apply in the event the reorganization transaction described under "Business of Nabors — Proposed Reorganization" is completed.

In order to assist Nabors in complying with its obligations under the Support Agreement and to permit Callco to exercise the call rights, Exchangeco is required to notify Nabors and Callco if certain events occur, such as the liquidation, dissolution or winding-up of Exchangeco, Exchangeco's receipt of a retraction request from a holder of exchangeable shares, the determination of a redemption date and the issuance by Exchangeco of any exchangeable shares or rights to acquire exchangeable shares.

Under the Support Agreement, Nabors has agreed not to exercise any voting rights attached to the exchangeable shares owned by it or any of its affiliates on any matter considered at meetings of holders of exchangeable shares, although it will appoint proxyholders with respect to such exchangeable shares for the sole purpose of attending meetings of the holders of exchangeable shares in order to be counted as part of the quorum for such meetings. Nabors has also agreed to use reasonable best efforts to enable Exchangeco to maintain a listing for the exchangeable shares on a Canadian stock exchange.

With the exception of administrative changes for the purpose of adding covenants, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of each of Nabors, Exchangeco and Callco are of the opinion that such amendments are not prejudicial to the interests of the holders of the exchangeable shares), the Support Agreement may not be amended without the approval of the holders of the exchangeable shares given in the manner described above under "Amendment and Approval".

Qualification of Shares of Nabors Common Stock

Under the Support Agreement, Nabors will agree to ensure that all shares of Nabors common stock to be delivered by it under the Support Agreement or on the exercise of the rights granted to the trustee under the Voting and Exchange Trust Agreement are duly registered, qualified or approved under applicable Canadian and United States securities laws, if required, so that such shares may be freely traded by the holder thereof (other than any restriction on transfer by reason of a holder being a "control person" of Nabors for purposes of Canadian law, an affiliate of Nabors for purposes of U.S. law or an affiliate of Enserco immediately prior to the arrangement). In addition, Nabors will take all actions necessary to cause all such shares of Nabors common stock to be listed or quoted for trading on all stock exchanges or quotation systems on which outstanding shares of Nabors common stock are then listed or quoted for trading (currently AMEX).

The Acquisition Agreement

Exchange Ratio

Under the terms of the arrangement, if the transaction is completed, each holder of Enserco common shares who so elects will receive a number of exchangeable shares for each common share equal to the exchange ratio. Each registered shareholder will receive only a whole number of exchangeable shares, and will be paid a cash amount by Exchangeco in lieu of any fractional entitlement. Each exchangeable share will have economic and voting rights effectively equivalent to one share of Nabors common stock and will be exchangeable at any time for one share of Nabors common stock.

Pursuant to the arrangement, the exchange ratio means a fraction the numerator of which is C$15.50 plus additional consideration calculated at 6% per annum thereon from February 26, 2002 to the effective date of the arrangement (expected to be approximately C$0.1529) and the denominator of which is the weighted average trading price of shares of Nabors common stock on the AMEX, converted to Canadian dollars, for the ten consecutive trading days ending on the third business day prior to the special meeting. For these purposes, the "weighted average trading price" will be determined by dividing the aggregate sale price of all shares of Nabors common stock sold on the AMEX during the ten trading day period by the total number of shares of Nabors common stock sold. The weighted average trading price will be converted to Canadian dollars based on the average of the noon buying rates (expressed to the fourth decimal place) in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for each such trading day.

Enserco will issue a press release announcing the actual exchange ratio at the end of the measurement period, currently anticipated to be issued after the close of business on April 19, 2002.

Optionholders may exercise their options prior to the arrangement becoming effective and elect to receive exchangeable shares, cash or a combination thereof in respect of the common shares issued on such exercise. Alternatively, optionholders may surrender their options for termination in which case they will be paid in cash at closing of the arrangement, in respect of each such option, the greater of: (i) the positive difference, if any, between the sum of C$15.50 plus additional consideration calculated at 6% per annum thereon from February 26, 2002 to closing (expected to be approximately C$0.1529) and the exercise price of such option for each Enserco common share issuable on exercise of such option, and (ii) C$0.10 per common share issuable on exercise of such option, subject to required withholdings.

As a result of the arrangement, all options to acquire Enserco common shares that have not previously been exercised or surrendered for termination will be terminated and each holder of such options will be paid in cash, in respect of each such option, the greater of: (i) the positive difference, if any, between the sum of C$15.50 plus additional consideration calculated at 6% per annum thereon from February 26, 2002 to closing (expected to be approximately C$0.1529) and the exercise price of such option for each Enserco common share issuable on exercise of such option, and (ii) C$0.10 per common share issuable on exercise of such option, subject to required withholdings.

As a result of the arrangement, each Enserco warrant will thereafter represent a warrant to purchase that number of shares of Nabors common stock as the warrantholder would have been entitled to receive if the warrant was exercised for shares of Nabors common stock and the Enserco common shares were exchanged on the basis of the exchange ratio under the arrangement, with the exercise price being adjusted by the exchange ratio and converted into U.S. dollars based on the currency exchange rate of Canadian dollars to U.S. dollars on the effective date of the arrangement.

Effective Date of the Arrangement

After obtaining the approval of the Enserco securityholders, and subject to the other conditions in the acquisition agreement, including receipt of the required regulatory approvals, being satisfied or waived (if permitted) and upon the final order becoming effective, Enserco will send the articles of arrangement to the Director appointed pursuant to section 260 of the *Canada Business Corporation Act* for endorsement and filing. The arrangement will become effective when the Director issues the certificate of arrangement, which it is anticipated will occur on April 26, 2002.

Conditions to Closing

The acquisition agreement provides that the respective obligations of each party to complete the transaction are subject to a number of conditions, including the following material conditions:

Mutual Conditions

- the arrangement and the other transactions contemplated by the acquisition agreement shall have been approved and adopted by the Enserco shareholders, optionholders and warrantholders, voting as a single class, in accordance with applicable law (including the Interim Order) and Enserco's articles and by-laws;
- the Court of Queen's Bench of Alberta shall have issued the final order and approved the arrangement in form and substance reasonably satisfactory to Nabors and Enserco and the arrangement shall not have been set aside or modified in a manner unacceptable to either thereof, acting reasonably, on appeal or otherwise;
- in respect of the aspects of the plan of arrangement contemplating the issuance of exchangeable shares and the revision of the Enserco warrants only, the registration statement covering the issuance of shares of Nabors common stock in exchange for the exchangeable shares and on exercise of the warrants that would formerly have been represented by the existing Enserco warrants shall have been declared or become effective on or before the effective date, and such registration statement shall not be the subject of any stop-order or proceedings seeking a stop-order, and the arrangement shall, on the closing date, not be subject to any similar proceedings commenced or threatened by applicable securities authorities;
- in respect of the aspects of the plan of arrangement contemplating the issuance of exchangeable shares and the revision of the Enserco warrants only, the shares of Nabors common stock to be issued from time to time after the effective time upon exchange of the exchangeable shares or exercise of the warrants shall have been approved for listing on the AMEX;

- all approvals or exemptions under the *Investment Canada Act* (Canada) in connection with the arrangement shall have been obtained on terms and conditions reasonably satisfactory to Nabors;

- all regulatory approvals shall have been obtained on reasonably satisfactory terms and conditions and shall be in full force and effect and all applicable statutory or regulatory waiting periods shall have expired or been terminated and no objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory waiting period which would adversely affect Nabors' ability to consummate the arrangement or the transactions contemplated by the acquisition agreement or which is or would be materially adverse to the business of Enserco and its subsidiaries considered on a consolidated basis or to the value of the Enserco common shares to Nabors;

- there shall not exist any prohibition at law against the consummation of the arrangement or the transactions contemplated by the acquisition agreement; and

- an advance ruling certificate shall have been issued in respect of the acquisition of the Enserco common shares by Nabors under the arrangement; or the applicable waiting period under the *Competition Act* (Canada) shall have expired without the Commissioner of Competition having given notice that he intends to apply to the Competition Tribunal for an order under section 92 of the *Competition Act* (Canada) in respect of the arrangement; and no proceedings shall have been taken or threatened under the merger provisions of the *Competition Act* (Canada) in respect of the arrangement.

Nabors Conditions

The obligations of Nabors to consummate and effect the transactions contemplated under the arrangement shall be subject to the following conditions:

- Enserco shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements under the acquisition agreement to be performed and complied with by it on or before the effective time;

- each of the representations and warranties of Enserco in the acquisition agreement (which for these purposes shall be read as though none of them contained any material adverse effect or other materiality qualification) shall be true and correct in all respects on the date of the acquisition agreement and as of the effective date as if made on and as of such date (except for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date) except where the failure of such representations and warranties in the aggregate to be true and correct in all respects is not and would not be reasonably expected to be material;

- no act, action, suit or proceeding shall have been taken and no law, regulation or policy have been proposed, enacted, promulgated or applied, whether or not having the force of law, which could reasonably be expected to have the effect of:

  - making illegal, or otherwise directly or indirectly restraining or prohibiting the arrangement, the acceptance for payment of, payment for, or ownership, directly or indirectly, of some or all of the Enserco common shares by Nabors, or the consummation of any of the transactions contemplated by the arrangement;

  - prohibiting or materially limiting the ownership or operation by Enserco or any of its subsidiaries, or by Nabors, directly or indirectly, of all or any material portion of the business or assets of Enserco, on a consolidated basis, or Nabors, directly or indirectly, or compelling Nabors, directly or indirectly, to dispose of or hold separate all or any material portion of the business or assets of Enserco, on a consolidated basis, or Nabors, directly or indirectly, as a result of the transactions contemplated by the arrangement;

  - imposing or confirming limitations on the ability of Nabors, directly or indirectly, effectively to acquire or hold or to exercise full rights of ownership of the Enserco common shares, including without limitation the right to vote any Enserco common shares acquired or owned by Nabors, directly or indirectly, on all matters properly presented to the shareholders of Enserco, including without limitation the right to vote any shares of capital stock of any subsidiary (other than immaterial subsidiaries) directly or indirectly owned by Enserco materially adversely affecting the business, financial condition or results of operations of Enserco and its subsidiaries taken as a whole or the value of the Enserco common shares to Nabors; or

  - requiring divestiture by Nabors, directly or indirectly, of any Enserco common shares or any subsidiary of Enserco;

- holders of not more than 5% of the Enserco securities shall have exercised their dissent rights in accordance with the Interim Order; and
- holders of not less than 3,748,795 Enserco common shares and options to purchase not less than 511,240 Enserco common shares shall have entered into, and continue to be bound by and not have breached, lock-up agreements in the forms attached to the acquisition agreement, and the vendors of Enserco common shares pursuant to those share purchase agreements entered into concurrently with the execution of the acquisition agreement relating to the purchase by Nabors of 5,366,872 Enserco common shares shall (i) continue to be bound by and not have breached such agreements; or (ii) have completed the transactions contemplated by such agreements;

which conditions are for the exclusive benefit of Nabors and may be waived by Nabors in whole or in part at any time and from time to time, before the effective time.

Enserco Conditions

The obligations of Enserco to consummate and effect the transactions contemplated under the acquisition agreement shall be subject to the following conditions:

- Nabors shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements under the acquisition agreement to be performed and complied with by it on or before the effective time;
- each of the representations and warranties of Nabors in the acquisition agreement (which for these purposes shall be read as though none of them contained any material adverse effect or other materiality qualification) shall be true and correct in all respects on the date of the acquisition agreement and as of the effective date as if made on and as of such date (except for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date) except where the failure of such representations and warranties in the aggregate to be true and correct in all respects is not and would not be reasonably expected to be material; and
- the exchangeable shares shall be listed on the TSE or, in the absence of a listing on the TSE, on another recognized Canadian stock exchange;

which conditions are for the exclusive benefit of Enserco and may be waived by Enserco in whole or in part at any time and from time to time, before the effective time.

Covenants

Under the acquisition agreement, Enserco and Nabors have agreed to a number of covenants, including the following:

- *Consents and Approvals.* The parties have agreed to apply for and use their reasonable best efforts to obtain all court, regulatory and other consents and approvals required for the consummation of the transaction and to use their reasonable best efforts to effect the transactions contemplated by the acquisition agreement;
- *Interim Operations of Enserco.* Until the earlier of the termination of the acquisition agreement or the effective time, Enserco has agreed that it will maintain its business and not take actions outside the ordinary course; and

- *Stock Exchange Listing.* Nabors will use its reasonable best efforts to list: (i) the shares of Nabors common stock issuable on the exchange of exchangeable shares or exercise of the Enserco warrants to be revised pursuant to the arrangement on the AMEX; and (ii) the exchangeable shares on the TSE or, in the event that a listing on the TSE is not available, on another recognized Canadian stock exchange.

No Solicitation

Enserco has agreed that it will not, directly or indirectly, through any officer, director, employee, representative or agent of Enserco or any of its subsidiaries, (i) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries, discussions, negotiations, proposals or offers from any person or other entity or group (other than Nabors) in respect of any matter or thing inconsistent with the successful completion of the arrangement, including, without limitation, any acquisition proposal from any person other than Nabors or (ii) provide any non-public information to, participate in any discussions or negotiations relating to any such matter or thing with, or otherwise cooperate with or assist or participate in any effort to take such action by, any person or other entity or group. Enserco will also exercise all rights to require the return or destruction of information regarding Enserco previously provided to parties other than Nabors.

Notwithstanding the foregoing, nothing shall prevent Enserco at any time prior to the time the Enserco shareholders, optionholders and warrantholders have voted to approve the arrangement, from considering, negotiating or providing information in connection with or otherwise responding to, an unsolicited *bona fide* written acquisition proposal from a third party other than Nabors, if, and only to the extent that:

- the third party has first made a *bona fide* written acquisition proposal that is a "superior proposal". A "superior proposal" is a proposal: (i) that is a commercially feasible transaction that could be carried out within a time frame that is reasonable in the circumstances and would, if it is consummated in accordance with its terms, result in a transaction demonstrably superior from a financial point of view to the transactions contemplated by the acquisition agreement (as determined in good faith by the board of directors of Enserco after receiving the advice of its financial advisors that is reflected in minutes of the board), (ii) in respect of which the third party has demonstrated that the funds or other consideration provided for in such acquisition proposal are available, (iii) that is not subject to any due diligence condition other than confirmatory due diligence, and (iv) in respect of which the board of directors of Enserco has concluded in good faith (after consultation with its financial advisors, and after receiving advice of outside counsel that is reflected in minutes of a meeting of the board) that such action is necessary for the board of directors of Enserco to discharge properly its fiduciary duties under applicable law;

- upon receipt of any acquisition proposal or any request for non-public information relating to Enserco or any of its subsidiaries by any person that informs Enserco it is considering making or has made an acquisition proposal, Enserco immediately notifies Nabors orally and in writing specifying the identity of such person or entity and including the details of the proposal, inquiry or contact, including a copy of any written form of acquisition proposal, and prior to furnishing information to or entering into discussions or negotiations with the third party, receives from the third party an executed confidentiality agreement having confidentiality terms substantially similar to those contained in the confidentiality agreement executed by Nabors; and

- Enserco promptly provides to Nabors any information provided to any such person or entity that it has not previously made available to Nabors.

In addition, Enserco may comply with rules relating to tender or exchange offers under the United States Securities Exchange Act of 1934, as amended (the "U.S. *Securities Exchange Act of 1934*") and similar rules under Canadian securities laws relating to the provision of directors' circulars, and make appropriate disclosure with respect thereto to the shareholders.

Enserco may accept, recommend, approve or implement a superior proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of Enserco has concluded in good faith, after considering provisions of applicable law and after considering all written proposals to amend the terms and conditions of the acquisition agreement and the arrangement which may be offered by Nabors during the three business day notice period described under "Right to Match Superior Proposal" below and after consultation with its financial advisors, and after receiving advice of outside counsel that is reflected in minutes of a meeting of the board of directors of Enserco, that such action is necessary for the board of directors of Enserco to discharge its fiduciary duties under applicable law and Enserco terminates the acquisition agreement and concurrently therewith pays the termination fee described below.

Right to Match Superior Proposal.

If the board of directors determines that an acquisition proposal constitutes a superior proposal, Enserco shall give immediate notice of such determination to Nabors (together with a copy of advice of outside counsel that is reflected in the minutes of the board of directors) and shall give Nabors not less than three business days advance notice of any action to be taken by the board of directors to withdraw, modify or change any recommendation regarding the arrangement or to enter into any agreement to implement the superior proposal, and provide to Nabors the right, during such three business days, to advise the board of directors that Nabors will, within such period, announce its intention to, and, as soon as practicable in the circumstances and, in any event, within three business days of such announcement, amend the terms of the arrangement to provide that the holders of Enserco common shares shall, pursuant to the arrangement as amended, receive a value per common share equal to or greater than the value per common share provided in the superior proposal. If Nabors so advises the board of directors and so amends the arrangement, the board of directors shall not withdraw, modify or change any recommendation with respect to the arrangement, as so amended, and neither Enserco nor the board of directors shall take any action to accept, recommend, approve or implement the superior proposal, including, without limitation, any release of the party making the superior proposal from any standstill or confidentiality obligation, any further consideration or negotiation of the superior proposal or entry into of any agreement regarding the superior proposal and Enserco will amend the acquisition agreement to provide for the arrangement as so amended.

As used in the acquisition agreement, "acquisition proposal" means a proposal or offer (other than by Nabors), whether or not subject to conditions, and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Enserco or any subsidiary of Enserco or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding voting shares of Enserco whether by an arrangement, amalgamation, merger, consolidation or other business transaction, by means of a sale of shares or assets, a take-over bid, tender offer or exchange offer or any other transaction involving Enserco or any of its subsidiaries, including, without limitation, any single or multi-step transaction or series of related transactions structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Enserco or any subsidiary of Enserco or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting shares of Enserco (other than the transactions contemplated by the acquisition agreement).

Termination.

The acquisition agreement may be terminated at any time prior to the effective time (notwithstanding any approval of the arrangement by Enserco shareholders):

- by mutual written consent of Nabors and Enserco;
- by Nabors or Enserco, if the shareholders, optionholders and warrantholders do not approve the arrangement at the special meeting;
- by Nabors or Enserco, if a termination fee becomes payable under the acquisition agreement, other than as a result of a breach by Enserco of its representations, warranties, agreements or obligations under the acquisition agreement which breach would result in the failure to satisfy one or more conditions of the acquisition agreement and such breach is: (i) in relation to the covenant by Enserco

not to solicit acquisition proposals from third parties; (ii) an intentional breach by Enserco; (iii) not curable; or (iv) curable, but is not cured within 5 days after notice thereof has been received by Enserco;

- by either Enserco or Nabors, if the effective date does not occur on or before June 24, 2002 provided that the failure is not due to the party seeking to terminate the acquisition agreement to perform the obligations required to be performed by it under such agreement;
- by Nabors, if Enserco has breached any of its representations, warranties, agreements or obligations in the acquisition agreement which breach would result in the failure to satisfy one or more conditions of the acquisition agreement and such breach is: (i) in relation to the covenants by Enserco not to solicit acquisition proposals from third parties and in respect of responding to acquisition proposals; (ii) an intentional breach by Enserco; (iii) not curable; or (iv) curable, but is not cured within 5 days after notice thereof has been received by Enserco; or
- by Enserco, if Nabors has breached any of its representations, warranties, agreements or obligations in the acquisition agreement which breach would result in the failure to satisfy one or more conditions of the acquisition agreement and such breach is: (i) an intentional breach by Nabors; (ii) not curable; or (iii) curable, but is not cured within 5 days after notice thereof has been received by Nabors.

Termination Fee

Provided Nabors has not breached in any material respect its representations, warranties or covenants in the acquisition agreement, upon the occurrence of any of the following events after the execution of the acquisition agreement, Enserco shall pay to Nabors C$17 million, if:

- the board of directors of Enserco has withdrawn, modified or changed, prior to the effective date, any of its recommendations or determinations pursuant to the acquisition agreement in a manner adverse to Nabors or shall have resolved to do so;
- the board of directors of Enserco shall have failed to reaffirm its recommendation of the arrangement by press statement within three business days after the expiry of the three business day period for Nabors to advise whether it will amend the terms of the arrangement, in the case of a superior proposal, and three business days after the public announcement or commencement of any other acquisition proposal by a third party;
- the board of directors of Enserco recommends that any Enserco shareholders deposit their Enserco common shares under, vote in favour of, or otherwise accept, an acquisition proposal by a third party;
- Enserco enters into any agreement, commitment or understanding with any person or other entity or group with respect to an acquisition proposal prior to the closing, excluding a permitted confidentiality agreement entered into in compliance with the restrictions on solicitation of acquisition proposals;
- any acquisition proposal is publicly announced or made to the Enserco shareholders or to Enserco; on the date of the special meeting any such acquisition proposal has either been accepted or has not expired or been withdrawn; the shareholders do not approve the arrangement at the special meeting; the acquisition agreement is terminated as a result of the arrangement not being so approved; and either (within 12 months of such termination) such acquisition proposal is consummated or (within 6 months of such termination) an acquisition proposal is consummated; or
- at any time prior to the effective time, Enserco has breached any of its representations, warranties, agreements or obligations under the acquisition agreement which breach would result in the failure to satisfy one or more conditions set forth therein and such breach is: (i) in relation to the covenants by Enserco not to solicit acquisition proposals from third parties and in respect of responding to acquisition proposals; (ii) an intentional breach by Enserco; (iii) not curable; or (iv) curable, but is not cured within 5 days after notice thereof has been received by Enserco.

Representations and Warranties.

The acquisition agreement contains certain customary representations and warranties by the parties.

Enserco has given representations and warranties to Nabors with respect to, among other things:

- organization, capital structure and capitalization and qualification;
- authority to enter into the acquisition agreement and to consummate the transactions contemplated thereby;
- required consents;
- accuracy and completeness of books and records;
- periodic securities reports and financial information;
- liabilities and litigation;
- absence of material adverse changes;
- employee matters;
- material contracts;
- taxes;
- environmental matters; and
- compliance with necessary regulatory or governmental authorities.

The foregoing is a summary of the material terms of the acquisition agreement. This summary is qualified in its entirety by reference to the acquisition agreement, the complete text of which is included as Annex B to this circular.

Dissenting Securityholder Rights

The following description of the rights of dissenting holders of Enserco common shares, options and warrants is not a comprehensive statement of procedures to be followed by a dissenting securityholder who seeks payment of the fair value for their Enserco common shares, options or warrants, as the case may be, and is qualified in its entirety by the Interim Order and section 190 of the *Canada Business Corporations Act* included as Annexes C and I, respectively, to this circular. A securityholder who intends to exercise the right of dissent and appraisal should carefully consider and comply with the provisions of section 190 as modified by the Interim Order and should seek their own legal advice. Failure to comply with the provisions of section 190 as modified by the Interim Order and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order in respect of the arrangement has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Under the Interim Order, registered holders of common shares, options or warrants are entitled, in addition to any other right they may have, to dissent and to be paid by Exchangeco the judicially determined fair value of the common shares, options or warrants, as the case may be, held by them, determined as of the close of business on the last business day before the day on which the resolution from which they dissented was adopted (the "Arrangement Resolution") or the day on which the Final Order approving the arrangement was made. A securityholder may dissent only with respect of all of the common shares, options or warrants, as the case may be, held on behalf of any one beneficial owner and registered in the dissenting securityholder's name. The written objection to the resolution must be executed by or for the holder of record, fully and correctly, as such holder's name appears on the holder's share certificates or warrant certificates or on the register of Enserco options. If the common shares, options or warrants, as the case may be, are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the written objection should be made in that capacity, and if the common shares, options or warrants, as the case may be, are owned of record by more than one person, as in a joint tenancy or a tenancy in common, the written objection should be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the written objection for a holder of record; however, such agent must expressly identify the record owner or owners, and expressly disclose in such written objection that the agent is acting as agent for the record owner or owners.

Only registered securityholders may dissent. Beneficial owners of common shares, options or warrants, as the case may be, registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that they may only do so through the registered owner of such common shares, options or warrants, as the case may be. A registered holder such as a broker who holds common shares, options or warrants, as the case may be, as nominee for beneficial owners, some of whom may desire to object to the resolution, must exercise dissent rights on behalf of such beneficial owners with respect to the common shares, options or warrants, as the case may be, held for such beneficial owners. In such case, the written objection to the resolution should set forth the number of common shares, options or warrants, as the case may be, covered by it.

A dissenting holder of Enserco common shares, options or warrants, as the case may be, must send to Enserco a written objection ("Dissent Notice") to the resolution in respect of the arrangement, which written objection must be received by the corporate secretary of Enserco or the chairman of the special meeting by not later than 2:00 p.m. (Calgary time) on the business day preceding the special meeting. Assuming that the special meeting is held on April 24, 2002 without adjournment or postponement, objections must be received as described by April 23, 2002. The *Canada Business Corporations Act* does not provide, and Enserco will not assume, that a vote against the proposed arrangement constitutes a Dissent Notice.

Enserco is required, within 10 days after the securityholders adopt the Arrangement Resolution, to notify each holder of Enserco common shares, options and warrants who has filed a Dissent Notice that the Arrangement Resolution has been adopted, but such notice is not required to be sent to any securityholder who voted for the Arrangement Resolution or who has withdrawn his or her Dissent Notice.

A dissenting securityholder must then, within 20 days after the dissenting securityholder receives notice that the Arrangement Resolution has been adopted, or, if the dissenting securityholder does not receive such notice, within 20 days after the dissenting securityholder learns that the Arrangement Resolution has been adopted, send to Enserco a written notice (a "Payment Demand") containing his or her name and address, the number of common shares, options or warrants in respect of which the dissenting securityholder dissents, and a demand for payment of the fair value of such common shares, options and warrants. Within 30 days after a Payment Demand, the dissenting securityholder must send to Computershare Trust Company of Canada (the "Depositary") the certificates representing the common shares, options and warrants in respect of which he or she dissented. A dissenting securityholder who fails to send the certificates representing the common shares, options or warrants in respect of which he or she dissented has no right to make a claim under section 190 of the *Canada Business Corporations Act.* The Depositary will endorse on certificates received from a dissenting securityholder a notice that the holder is a dissenting securityholder and will forthwith return the certificates to the dissenting securityholder.

On sending a Payment Demand to Enserco, a dissenting securityholder ceases to have any rights as a securityholder, other than the right to be paid by Exchangeco the fair value of his or her common shares, options or warrants, as the case may be, as determined under section 190 of the *Canada Business Corporations Act,* except where:

(a) the dissenting securityholder withdraws the Payment Demand before Enserco makes an Offer to Pay (as hereinafter defined) to the dissenting securityholder pursuant to the *Canada Business Corporations Act*;

(b) Exchangeco fails to make an Offer to Pay (as hereinafter defined) and the dissenting securityholder withdraws the Payment Demand; or

(c) the Board of Directors revises the Arrangement Resolution;

in which case the dissenting securityholder's rights as a securityholder are reinstated as of the date the Payment Demand was sent.

Exchangeco is required, not later than seven days after the later of the day on which the action approved by the Arrangement Resolution is effective or the date on which Enserco received the Payment Demand of a dissenting securityholder, to send to each dissenting securityholder who has sent a Payment Demand a written offer to pay (the "Offer to Pay") for his or her common shares, options or warrants, as the case may be, in an amount considered by the board of directors to be the fair value thereof, accompanied by a statement showing the manner in which the fair market value was determined. Every Offer to Pay must be on the same terms. Exchangeco must pay for the common shares, options or warrants, as the case may be, of a dissenting securityholder within 10 days after an Offer to Pay has been accepted by a dissenting securityholder, but any such Offer to Pay lapses if Exchangeco does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

If Exchangeco fails to make an Offer to Pay for the common shares, options or warrants, as the case may be, of a dissenting securityholder, or if a dissenting securityholder fails to accept an offer that has been made, Exchangeco may, within 50 days after the effective date of the arrangement or within such further period as a court may allow, apply to a court to fix a fair market value for the common shares, options or warrants, as the case may be, of a dissenting securityholder. If Exchangeco fails to apply to a court, a dissenting securityholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A dissenting securityholder is not required to give security for costs in such an application.

Upon an application to a court, all dissenting securityholders whose common shares, options or warrants, as applicable, have not been purchased by Exchangeco will be joined as parties and bound by the decision of the court, and Exchangeco will be required to notify each affected dissenting securityholder of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any person is a dissenting securityholder who should be joined as a party, and the court will then fix a fair value for the common shares, options or warrants, as applicable, of all dissenting securityholders. The final order of a court will be rendered against Exchangeco in favour of each dissenting securityholder and for the amount of the fair value of his or her common shares, options or warrants, as applicable, as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each dissenting securityholder from the effective date of the arrangement until the date of payment.

The acquisition agreement provides that it is a condition to the obligation of Nabors to complete the arrangement that Nabors shall not have received from Enserco notice by the holders of more than 5% of the issued and outstanding Enserco common shares, options and warrants, in aggregate, of their intention to exercise their rights of dissent as described above.

Election Procedures

A letter of transmittal and election form is being mailed together with this circular to each person who was a registered holder of Enserco common shares, options or warrants on March 19, 2002. Shareholders who wish to make the alternative election described below must follow the instructions under "Alternative Election Procedure for Certain Shareholders" in order to obtain an appropriate letter of transmittal and election form. Each registered holder who chooses not to (or is not permitted to) make the alternative election, will have the right to submit a letter of transmittal and election form to the depositary specifying the election to receive for each common share held by such person cash, exchangeable shares or a combination of cash and exchangeable shares. Shareholders wishing to obtain a full or partial tax deferral in respect of the transfer of their common shares must elect to receive exchangeable shares or a combination of cash and exchangeable shares.

An election will have been properly made only if the depositary has received, by the election deadline, a letter of transmittal and election form properly completed and signed and accompanied by the certificates for the common shares to which the letter of transmittal and election form relates, properly endorsed or otherwise in proper form for transfer.

Any shareholder who has made an election by submitting a letter of transmittal and election form to the depositary may revoke such election by written notice or by filing a later-dated letter of transmittal and election form received by the depositary prior to the election deadline. In addition, all letters of transmittal and election forms will be automatically revoked if the depositary is notified in writing by Enserco and Nabors that the acquisition agreement has been terminated. If a letter of transmittal and election form is revoked, the certificate(s) for the Enserco common shares received with the letter of transmittal and election form will be promptly returned to the shareholder submitting the same to the address specified in the letter of transmittal and election form.

The determination of the depositary as to whether elections have been properly made or revoked and when elections and revocations were received by it will be binding. Shareholders who do not make an election prior to 5:00 p.m., local time, on the election deadline, or if the depositary determines that their election was not properly made with respect to any common shares, will be deemed to have elected to receive cash. The depositary may, with the mutual agreement of Enserco and Nabors, make such rules as are consistent with the arrangement for the implementation of the elections contemplated by the arrangement as are necessary or desirable fully to effect such elections.

The letter of transmittal and election form will permit certain shareholders who elect to receive exchangeable shares or a combination of cash and exchangeable shares under the arrangement to deliver to the depositary a tax election filing package in order to make a joint election with Exchangeco. See "Information About Tax Considerations — Canadian Federal Income Tax Considerations to Shareholders".

The instructions for making elections, exchanging certificates representing common shares, depositing such share certificates with the depositary, and delivering a tax election filing package, are set out in the letter of transmittal and election form. The letter of transmittal and election form provides instructions with regard to lost certificates.

Alternative Election Procedure for Certain Shareholders

Each Enserco shareholder will be entitled to transfer such shareholder's common shares to a newly-incorporated holding corporation in exchange for all of the issued and outstanding shares of such holdco and to sell the holding company shares to Exchangeco. The holders of such holding company shares will be entitled to receive in consideration for the holding company shares, pro rata to the number of holding company shares held by each holder if more than one holder, either cash, exchangeable shares or a combination of cash and exchangeable shares. Choosing the holding company alternative will require a shareholder to implement a complex corporate structure through which to hold the Enserco common shares. The holding company alternative may have favourable Canadian federal income tax consequences for certain shareholders, but those consequences are not described in this circular. Shareholders wishing to avail themselves of the holding company alternative should consult their own financial, tax and legal advisors. **Shareholders wishing further information with respect to the holding company alternative should contact the depositary to obtain the holding company letter of transmittal and election form to be used in such circumstances. Depositary contact details are provided in the form of letter of transmittal and election form included with this booklet.**

In order to be able to use the holding company alternative, there are a number of conditions that must be satisfied on or prior to and as of the effective date, including the following:

1. the shareholder is a resident of Canada for the purposes of the *Income Tax Act* (Canada);
2. the holding company is incorporated no earlier than 60 days prior to the effective date, under the *Canada Business Corporations Act*;
3. the shareholder transfers its common shares to the holding company solely in consideration for the holding company shares;
4. the holding company has no indebtedness or liabilities and owns no assets other than the common shares;

5. the shareholder indemnifies Nabors, Enserco, Exchangeco and Callco for any and all liabilities of the holding company (other than tax liabilities of the holding company that arise solely as a result of the tax status of Nabors, Exchangeco or Callco as a "financial institution" for purposes of the Income Tax Act (Canada)) in a form satisfactory to Nabors in its sole discretion, and such shareholder either has net assets as reflected on its audited financial statements for its most recently ended fiscal year which are satisfactory to Nabors or provides Nabors with security satisfactory to Nabors in respect of such shareholder's indemnification obligations as set out above;

6. prior to the effective date, the holding company (i) declares one or more stock dividends which (if the holding company shares are to be acquired by Exchangeco) may be in the form of preferred shares of the holding company that are converted into common shares of the holding company prior to the effective date, (ii) increases the stated capital of the holding company shares; or (iii) (if the holding company shares are to be acquired by Exchangeco) declares one or more cash dividends, provided that such cash is used to subscribe, directly or indirectly, for shares of the holding company;

7. on the effective date, the holding company has no issued shares outstanding other than the holding company shares and such shares will be owned by the shareholder;

8. on or prior to the effective date, the holding company has never entered into any transaction (or conducted any business or operations or engaged in any activity) other than those described in the acquisition agreement or such other transactions as are necessary to facilitate those transactions described in the acquisition agreement with Nabors' consent, acting reasonably;

9. other than as provided in 6. above, the holding company will not declare or pay any dividends or other distributions;

10. the shareholder shall prepare and file all income tax returns of its holding company in respect of the taxation year-end of such holding company ending immediately prior to the acquisition of such holding company shares by Exchangeco subject to Nabors' right to approve all such returns as to form and substance;

11. the shareholder provides Enserco and Nabors with copies of all documents necessary to effect the holding company transactions described above at least ten days prior to the effective date, which documents must be approved by both Enserco and Nabors in their sole discretion; and

12. the shareholder and its holding company execute a share purchase agreement in the form required by Nabors, acting reasonably, providing for, among other things, the sale of the holding company shares to Exchangeco and containing the terms and conditions, among others, set out above.

Optionholders. Pursuant to the arrangement which will give effect to the transaction, each outstanding option to acquire Enserco common shares that has not been duly exercised or surrendered for termination prior to the effective date will be terminated and, in consideration for such termination, each holder of an option will receive in respect of each option, cash, without interest, in an amount equal to the greater of: (A) the positive difference, if any, between (i) the sum of C$15.50 plus additional consideration calculated at 6% per annum thereon from February 26, 2002 to closing (expected to be approximately C$0.1529) and the exercise price of such option for each Enserco common share issuable on exercise of such option; and (B) $0.10 per Enserco common share issuable on exercise of such option, subject to applicable withholdings.

Stock Exchange Listings

Enserco Common Shares

The Enserco common shares will be delisted from the TSE on or after the effective date.

Exchangeable Shares.

Application has been made to the TSE to list the exchangeable shares on the TSE. On March 20, 2002, the TSE conditionally approved the listing of the exchangeable shares, subject to the fulfillment of customary conditions. There is no current intention to list the exchangeable shares on any other stock exchange.

Shares of Nabors Common Stock.

The shares of Nabors common stock are traded on the AMEX. It is a condition to the arrangement that the shares of Nabors common stock issuable from time to time in exchange for the exchangeable shares or upon exercise of the Enserco warrants to be revised pursuant to the arrangement be approved for listing on the AMEX.

Eligibility for Investment in Canada

Exchangeable Shares.

In the opinion of Blake, Cassels & Graydon LLP, Canadian counsel to Enserco, the exchangeable shares, if listed on a prescribed stock exchange in Canada (which currently includes the TSE) and if Exchangeco maintains a substantial presence in Canada, will be a qualified investment under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans, and will not be foreign property for such plans or for registered pension plans and for certain other persons to whom Part XI of the *Income Tax Act* (Canada) applies.

Nabors has indicated that it intends to take all actions necessary to cause Exchangeco to maintain the listing of the exchangeable shares. Exchangeco will be considered to have a substantial presence in Canada if it satisfies certain asset tests or if it maintains an office in Canada and Exchangeco, or a corporation controlled by it, employs more than five employees in Canada full time in an active conduct of a business, other than an investment activity or a business carried on through a partnership of which the corporation is not a majority interest partner. Nabors expects that following the arrangement Exchangeco will continue to satisfy this test.

Voting Rights and Exchange Rights.

The rights of the holders of exchangeable shares to direct the voting of the share of Nabors special voting stock held by Computershare Trust Company of Canada, the trustee under the Voting and Exchange Trust Agreement, and the rights granted to the trustee to exchange exchangeable shares for shares of Nabors common stock in certain circumstances, will not be a qualified investment and will be foreign property under the *Income Tax Act* (Canada). However, as indicated under "Information About Tax Considerations — Canadian Federal Income Tax Considerations to Shareholders — Shareholders Resident in Canada", Enserco is of the view that the fair market value of any such rights is nominal. Persons who hold or intend to hold exchangeable shares through registered education savings plans should nevertheless contact their own tax advisors for information concerning the potential impact of holding the exchangeable shares and such rights through such plans.

Shares of Nabors Common Stock.

Shares of Nabors common stock will be a qualified investment under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans provided such shares remain listed on the AMEX or another prescribed stock exchange, but will be foreign property for such plans and for registered pension plans and for certain other persons to whom Part XI of the *Income Tax Act* (Canada) applies.

Other Regulatory Matters

The transaction cannot be completed until the applicable waiting period under the *Competition Act* (Canada) has expired or been terminated or in the alternative the Commissioner of Competition has issued an advance ruling certificate in respect of the arrangement. The waiting period with respect to the acquisition by an affiliate of Nabors of Enserco common shares, pursuant to certain share purchase agreements entered into concurrently with the acquisition agreement and as described herein, expired on March 15, 2002 and a representative of the Commissioner of Competition issued a "no action" letter in respect of that acquisition on March 15, 2002. Nabors will notify the Commissioner of Competition of the anticipated additional acquisition of Enserco common shares pursuant to the arrangement sufficiently in advance of the special meeting such that all applicable waiting periods under the *Competition Act* (Canada) will have expired by the date of the special meeting.

In addition, Nabors must make filings and receive approval under the *Investment Canada Act*. A review application under the *Investment Canada Act* was made by Nabors and received by Industry Canada on March 8, 2002. Enserco and Nabors expect the applicable waiting period under the *Investment Canada Act* to expire prior to the special meeting.

Each of Enserco and Nabors do not expect that any of these regulatory approvals, filings or any other required regulatory filings will delay completion of the transaction.

Resales of Exchangeable Shares and Shares of Nabors Common Stock

United States.

The exchangeable shares will not be registered under the U.S. *Securities Act of 1933*. The exchangeable shares will be issued in reliance upon the exemption available pursuant to Section 3(a) (10) of the U.S. *Securities Act of 1933*. Section 3(a) (10) exempts from registration securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of such terms and conditions at which all persons to whom the securities are proposed to be issued have the right to appear. The Court of Queen's Bench of Alberta is authorized to conduct a hearing to determine the fairness of the terms and conditions of the arrangement, including the proposed issuance of securities in exchange for other outstanding securities. The Court of Queen's Bench of Alberta entered the Interim Order on March 19, 2002 and, subject to the approval of the arrangement by shareholders, optionholders and warrantholders, a hearing on the fairness of the arrangement is expected to be held on April 24, 2002 by the Court of Queen's Bench of Alberta. See "— The Plan of Arrangement — Court Approval of the Arrangement and Completion of the Transaction." Based upon advice of U.S. counsel, Enserco and Nabors believe that the issuance by Exchangeco of the exchangeable shares in exchange for the Enserco common shares will be exempt under Section 3(a) (10) of the U.S. *Securities Act of 1933*.

The exchangeable shares and the shares of Nabors common stock issuable upon the exchange of exchangeable shares will be freely transferable under U.S. federal securities laws, except by persons who are affiliates of Enserco or Nabors prior to the arrangement or who are affiliates of Nabors after the arrangement. Shares held by such affiliates may be resold only pursuant to an effective registration statement under the U.S. *Securities Act of 1933*, in transactions permitted by Regulation S under the U.S. *Securities Act of 1933* ("Regulation S"), the resale provisions of Rule 145(d) (1), (2), or (3) under the U.S. *Securities Act of 1933*, or as otherwise permitted under the U.S. *Securities Act of 1933*. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Rule 145(d)(1) generally provides that such affiliates may not sell securities of Nabors received pursuant to the transaction unless such affiliates sell in compliance with the volume, current public information and manner of sale limitations of Rule 144 under the U.S. *Securities Act of 1933*. These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the class of shares outstanding or the average weekly trading volume of such class of shares over the four calendar weeks preceding the placement of the sell order and that sales be made in unsolicited, open market "broker transactions." Rules 145(d)(2) and (3) generally provide that these limitations lapse for non-affiliates of Nabors after a period of one or two years, depending upon whether information continues to be publicly available with respect to Nabors.

Under Rule 904 of Regulation S, persons who are affiliates of Nabors solely by virtue of holding a position as an officer or director of Nabors may sell exchangeable shares or the shares of Nabors common stock issuable upon the exchange of the exchangeable shares without registration under the U.S. *Securities Act of 1933* if no "directed selling efforts" (as defined in Rule 902 of Regulation S) are made by the seller or any of its affiliates or any person acting on their behalf, no offer is made to a person in the United States, and either: (i) at the time the buy order is originated, the buyer is outside the United States, or the seller and any person acting on behalf of the seller reasonably believes the buyer is outside the United States; or (ii) the transaction is executed in, on or through the facilities of a designated offshore securities market and neither the seller nor any person acting on behalf of the seller knows that the transaction has been pre-arranged with a buyer in the United States. The TSE, which is the exchange on which an application has been made to list the exchangeable shares, is a designated offshore securities market for purposes of Rule 904 of Regulation S. However, the shares of Nabors common stock issuable upon the exchange of the exchangeable shares are not expected to be listed on a designated offshore securities market. In the case of sales by a person who is an officer or director of Nabors and is an affiliate of Nabors solely by virtue of holding that position, no selling concession, fee or other remuneration may be paid in connection with the offer or sale other than the usual and customary broker's commission that would be received by a person executing the transaction as agent. Additional conditions apply to resales by persons who are affiliates of Nabors other than by virtue of holding a position as an officer or director of Nabors.

Nabors has agreed that it will file and maintain effective the necessary registration statement covering the issuance of the shares of Nabors common stock from time to time in exchange for the exchangeable shares and on exercise of the Enserco warrants to be revised pursuant to the arrangement. The shares of Nabors common stock issued from time to time in exchange for the exchangeable shares and such warrants therefore will be freely transferable under U.S. federal securities laws, subject to restrictions on persons who are affiliates of Nabors prior to or after the arrangement or who are affiliates of Enserco prior to the arrangement.

Canada.

Nabors and Exchangeco expect to receive rulings or orders of certain provincial and territorial securities regulatory authorities in Canada providing exemptions from the registration and prospectus requirements (and the rights and protections otherwise afforded thereunder):

- to permit the issuance of the exchangeable shares to shareholders;
- to permit the issuance of shares of Nabors common stock to holders of exchangeable shares upon the exchange thereof; and
- to permit resale of the exchangeable shares and shares of Nabors common stock issued to holders of exchangeable shares in those provinces and territories without restriction by a shareholder other than a "control person," provided that no unusual effort is made to prepare the market for any such resale or to create a demand for the securities which are the subject of any such resale and no extraordinary commission or consideration is paid in respect thereof.

The rulings and orders will provide a rebuttable presumption that a person or company is a control person where the person or company alone or in a transaction with others holds more than 20% of the outstanding voting securities of Nabors (and for this purpose shares of Nabors common stock and exchangeable shares will be considered to be of the same class).

Ongoing Canadian Reporting Requirements

As the issuer of the exchangeable shares, Exchangeco, upon completion of the arrangement, will be a reporting issuer in certain of the provinces of Canada. Applications have been made for appropriate exemptions from statutory financial and reporting requirements, including exempting insiders of Exchangeco from the requirements of filing insider reports with respect to trades of Exchangeco's securities in those provinces and territories on the condition that Nabors continues to file with the relevant securities regulatory authorities copies of certain of its reports filed with the United States Securities and Exchange Commission and that holders of exchangeable shares receive certain materials that are sent to holders of shares of Nabors common stock, including annual and interim financial statements of Nabors and Nabors stockholder meeting materials. Exchangeco expects that it will be exempt from the TSE financial and reporting requirements if the exemptive relief of the securities regulatory authorities described above is granted.

After the consummation of the arrangement and subject to Exchangeco receiving the reporting exemptions discussed in the preceding paragraph, holders of exchangeable shares will receive annual and interim financial statements of Nabors in lieu of financial statements of Exchangeco.

NOTICE TO CANADIAN SHAREHOLDERS, OPTIONHOLDERS AND WARRANTHOLDERS

Nabors is organized under the laws of the State of Delaware, United States of America. All of the directors and executive officers of Nabors and certain of the experts named herein are resident outside of Canada. In addition, substantial portions of the assets of Nabors and of such individuals and experts are located outside of Canada. As a result, it may be difficult or impossible for persons who become securityholders of Nabors to effect service of process upon such persons within Canada with respect to matters arising under Canadian securities laws or to enforce against them in Canadian courts judgments predicated upon the civil liability provisions of Canadian securities laws. There is some doubt as to the enforceability in the United States in original actions, or in actions for enforcement of judgments of Canadian courts, of civil liabilities predicated upon Canadian securities laws. In addition, awards of punitive damages in actions brought in Canada or elsewhere may be unenforceable in the United States.

The disclosure documents relating to Nabors and included in this circular have been prepared in accordance with U.S. securities laws. Enserco shareholders, optionholders and warrantholders should be aware that these requirements may differ from Canadian requirements. The financial statements of Nabors included in this circular have been prepared in U.S. dollars and have not been prepared in accordance with Canadian generally accepted accounting principles and may not be comparable to financial statements of Canadian companies.

NOTICE TO UNITED STATES SHAREHOLDERS, OPTIONHOLDERS AND WARRANTHOLDERS

The exchangeable shares to be issued pursuant to the arrangement have not been registered under the U.S. *Securities Act of 1933* and are being issued in reliance upon the exemption from registration requirements set forth in Section 3(a) (10) thereof. The exchangeable shares will not be listed for trading on any United States stock exchange, and any offers to resell or resales into the United States or to a U.S. person (as such term is defined in Rule 902(k) of the U.S. *Securities Act of 1933*) of exchangeable shares received pursuant to the arrangement (and shares of Nabors common stock issuable upon the exchange of exchangeable shares or exercise of the Enserco warrants to be revised pursuant to the arrangement) by persons who, immediately prior to the arrangement, were "affiliates" (generally, controlling persons or members of a control group) of Enserco or Nabors or who, after the arrangement, are affiliates of Nabors, are subject to restrictions under the U.S. *Securities Act of 1933*.

This solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. *Securities Exchange Act of 1934*. Accordingly, the solicitation and transactions contemplated in this circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this circular has been prepared in accordance with disclosure requirements applicable in Canada. Enserco shareholders, optionholders and warrantholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. *Securities Act of 1933* and proxy statements under the U.S. *Securities Exchange Act of 1934*.

The historical Enserco financial information included herein is presented in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects, and thus may not be comparable to the financial statements and historical financial information of Nabors or other United States companies.

See "Information About Tax Considerations — United States Federal Income Tax Considerations to Shareholders" and "Information About Tax Considerations — Canadian Federal Income Tax Considerations to Shareholders" for certain information concerning tax consequences of the arrangement for shareholders who are United States taxpayers.

Enforcement by shareholders, optionholders and warrantholders of civil liabilities under the United States securities laws may be affected adversely by the fact that Enserco is organized under the laws of a jurisdiction other than the United States, that all but one of its officers and directors are residents of Canada, that some of the experts named in this circular are residents of Canada, and that all or a substantial portion of the assets of Enserco is and such persons are located outside of the United States.

THE EXCHANGEABLE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

There are forward-looking statements within the meaning of the United States securities laws included in this circular and the materials accompanying this circular that are subject to risks and uncertainties. All statements other than statements of historical fact contained in this document and the materials accompanying this circular are forward-looking statements, including, without limitation, statements regarding:

- capital spending
- level of oil and natural gas exploration/development activity
- the timing for closing the arrangement transaction
- synergies
- efficiencies
- cost savings
- revenue enhancements
- future earnings and financial position
- capital productivity
- business strategy
- proposed acquisitions
- budgets
- litigation
- plans and objectives of management for future operations

The forward-looking information included in this circular and the accompanying materials are based on the current intent, expectations and beliefs of management of each of Enserco and Nabors, as applicable, as well as assumptions made by and information currently available to management of each of Enserco and Nabors. These forward-looking statements are identified generally by the use of the future tense and by words such as "believes", "expects", "anticipates", "intends", "could", "should", "will", "projects", "continues", "estimates" or similar expressions. Forward-looking statements are not guarantees of future performance and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause Enserco's, Nabors' or their industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements.

Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are:

- changes in tax laws, tax treaties or tax regulations and the interpretation or enforcement thereof or differing interpretation or enforcement of applicable law by the Canada Customs and Revenue Agency, U.S. Internal Revenue Service or other taxing authority;
- an inability to execute the respective companies' business strategies;
- fluctuations in worldwide prices and demand for natural gas and crude oil;
- fluctuations in levels of natural gas and crude oil exploration and development activities;
- fluctuations in the demand for contract drilling and workover services;
- the existence of operating risks inherent in the drilling and services industry;
- changes in the rate of economic growth in Canada, the United States and other major international economies;
- changes in trade, monetary and fiscal policies worldwide;
- currency fluctuations;
- outcomes of pending and future litigation;
- the existence of competitors, technological changes and developments in the oil field services industry;
- changes in capital needs;
- the existence of regulatory uncertainties and the possibility of political instability in any of the countries in which Nabors does or will do business;
- general economic conditions;
- changing rates of inflation and other economic or business conditions, including interest rates;
- other risks identified from time to time in Enserco's reports and other information filed with the Canadian securities administrators in certain of the provinces of Canada, including the risk factors identified in Enserco's Annual Information Form for the year ended December 31, 2000 under the heading "Competitive Conditions and Risk Factors", which is included as Annex I to this circular; and
- other risks identified from time to time in Nabors' reports and registration statements filed with the United States Securities and Exchange Commission, including the risk factors identified in "Part II — Item 7 — Management's Discussion and Analysis" which is included as Annex O to this circular, and in Nabors' Annual Report on Form 10-K for the year ended December 31, 2001, which is included as Annex L to this circular.

Although each of Enserco and Nabors believe that the expectations reflected in the forward-looking statements made by it are reasonable, neither Enserco nor Nabors can guarantee future results, levels of activity, performance, or achievements. Moreover, neither Enserco nor Nabors nor any other person assumes responsibility for the accuracy and completeness of such statements. The forward-looking statements included in this circular are made as of the date of this circular and neither Enserco nor Nabors undertake any obligation to publicly update such forward-looking statements to reflect new information, subsequent events, actual results or otherwise.

Neither of Enserco and Nabors can assure that the plans, intentions or expectations upon which the forward-looking statements are based will occur. The forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this circular and the documents that are attached as annexes to this circular. Although Enserco and Nabors believe that the expectations represented in such forward-looking statements are reasonable, neither Enserco nor Nabors can assure that these expectations will prove to be correct.

RISK FACTORS

Shareholders and warrantholders should understand that if the transaction is approved at the special meeting, shareholders who so elect will receive exchangeable shares which are the economic equivalent of shares of Nabors common stock and warrantholders will receive warrants to acquire shares of Nabors common stock. Accordingly, upon the exchange of exchangeable shares (or exercise of warrants), a former Enserco shareholder or warrantholder, as applicable, will effectively become a holder of shares of Nabors common stock and will be subject to all of the risks associated with the operations of Nabors and the industry in which it is part. Those risks include the factors affecting forward-looking statements described under "Cautionary Statement Concerning Forward-Looking Statements", including the risk factors identified in "Part II — Item 7 — Management's Discussion and Analysis", which is included as Annex O to this circular and in Nabors' Annual Report on Form 10-K for the year ended December 31, 2001, which is included as Annex L to this circular.

CHAPTER TWO — CERTAIN FINANCIAL AND OTHER INFORMATION ABOUT THE COMPANIES

BUSINESS OF ENSERCO

Bonus Petroleum Corp. and Bonus Resources Ltd. were amalgamated on November 17, 1988 under the *Canada Business Corporations Act* by virtue of a Certificate of Amalgamation to continue as "Bonus Petroleum Corp." The resulting entity changed its name to "Bonus Resource Services Corp." on June 6th, 1996. Thereafter, on August 1, 1998, Bonus Resource Services Corp., Pink Panther Oilfield Services Ltd., Swab-Tech Inc. and Trimat Well Servicing Inc. amalgamated under the *Canada Business Corporations Act* by virtue of a Certificate of Amalgamation to continue as "Bonus Resource Services Corp." On May 4, 2001 Bonus Resource Services Corp. changed its name to "Enserco Energy Service Company Inc.".

Enserco's head office is located at Suite 3000, 500 - 4th Avenue S.W., Calgary, Alberta. Enserco's common shares are listed and posted for trading on The Toronto Stock Exchange under the trading symbol "ERC".

Enserco operates over 200 service rigs (operating as Bonus Well Servicing Partnership) and 30 drilling rigs (operating as H&R Drilling Limited Partnership) with small operations in Alaska and the Northwest Territories. In addition, Enserco maintains a small operation in Australia comprised of 5 service rigs and one drilling rig of which two service rigs are being leased for work in Indonesia.

Prior to 1994, Enserco operated as a traditional oil and gas production company. New management assumed control of Enserco in 1993 and thereafter began a reorganization of Enserco into an oilfield service company through acquiring primarily western Canadian based assets and companies in that sector. A summary of material acquisitions is listed below.

Summary of Major Acquisitions

Year	Company	Number of Service Rigs
1994	Trimat Well Servicing Inc	10
1995	Swabtech Inc	6
1996	Mountain Well Servicing Holdings Canada Ltd. (asset purchase)	32
1996	Tasmanian Well Service Ltd. (asset purchase)	19
1997	Beta Well Service Inc	53
1998	Bonus Well Servicing Australia Pty Ltd (asset & share purchase)	7
1998	Canuck Well Servicing Ltd. (asset purchase)	13
1998	Alberta Gold Well Servicing Corp. Ltd. (asset purchase)	42
1999	Simmons Drilling Corp. (asset purchase)	7
2000	Abandonrite Enviro Services	2

Year	Company	Number of Drilling Rigs
2000	Tetonka Drilling Inc. (share exchange)	26

A more detailed description of the business of Enserco is included in the Annual Information Form of Enserco for the year ended December 31, 2000 in Annex I.

BUSINESS OF NABORS

General

Nabors is the largest land drilling contractor in the world, with over 550 land drilling rigs as of March 15, 2002. Nabors conducts oil, gas and geothermal land drilling operations in the U.S. lower 48 states, Alaska and Canada, and internationally, primarily in South and Central America, the Middle East and Africa. Nabors also is one of the largest land well-servicing and workover contractors in the United States. Nabors owns approximately 745 land workover and well-servicing rigs in the southwestern and western United States, and approximately 40 well-servicing and workover rigs in certain international markets. Nabors also is a leading provider of offshore platform workover and drilling rigs. Nabors markets 42 platform, 16 jackup and three barge rigs in the Gulf of Mexico, and international markets. These rigs provide well-servicing, workover and drilling services. Nabors also owns and operates a net nine of these rigs through an international joint venture in Saudi Arabia, giving effect to Nabors' 50% interest in the venture's 18 rigs.

To further supplement its primary business, Nabors offers a number of ancillary well-site services, including oilfield management, engineering, transportation, construction, maintenance, well logging and other support services, in selected domestic and international markets. Nabors' land transportation and hauling fleet includes approximately 240 rig and oilfield equipment hauling tractor-trailers and a number of cranes, loaders and light-duty vehicles. Nabors also maintain over 290 fluid hauling trucks, approximately 700 fluid storage tanks, eight salt water disposal wells and other auxiliary equipment used in domestic drilling and well-servicing operations. In addition, Nabors markets a fleet of 30 marine transportation and support vessels, primarily in the Gulf of Mexico that provides transportation of drilling materials, supplies and crews for offshore rig operations and support for other offshore operations. Nabors also manufactures and leases or sells top drives for a broad range of drilling rig applications, rig instrumentation and data collection equipment and rig reporting software.

Nabors was incorporated in Delaware in 1978. Through predecessors and acquired entities, Nabors has been continuously operating in the drilling sector since the early 1900s. Nabors' principal executive offices are located at 515 West Greens Road, Suite 1200, Houston, Texas 77067 and its phone number is (281) 874-0035.

Proposed Reorganization

Nabors' board of directors has unanimously approved an Agreement and Plan of Merger which would effectively change Nabors' place of incorporation from Delaware to Bermuda. If approved by the Nabors shareholders, the reorganization will be accomplished through the merger of a newly formed Delaware subsidiary owned by Nabors Industries Ltd., a Bermuda exempted company which Nabors formed ("Nabors Bermuda"), into Nabors. Nabors will be the surviving corporation in the merger and become a wholly-owned, indirect subsidiary of Nabors Bermuda. As a result of the merger, all outstanding shares of Nabors common stock will automatically convert into the right to receive Nabors Bermuda common shares on a 1:1 basis, so that the shareholders of Nabors on the date of the merger will own the same number of shares in a Bermuda company rather than a Delaware corporation.

After completion of the reorganization, Nabors Bermuda and its subsidiaries will continue to conduct the business now conducted by Nabors and its subsidiaries. After completion of the reorganization, Nabors Bermuda common shares will be traded on the AMEX under the symbol "NBR," the same symbol under which Nabors common stock currently trades on such exchange.

Nabors' board of directors approved the reincorporation transaction because international activities are an important part of its current business and they believe that international operations will account for a greater percentage of Nabors' total revenues in the future. Expansion of Nabors' international business is an important part of its current business strategy and significant growth opportunities exist in the international marketplace. Nabors believes that reorganizing as a Bermuda company will allow Nabors to implement its business strategy more effectively. In addition, Nabors believes that the reorganization should increase its access to international capital markets and acquisition opportunities, increase its attractiveness to non-U.S.

investors, improve global cash management, improve global tax position and result in a more favorable corporate structure for expansion of its current business.

It is important to note that several members of the United States Congress have introduced legislation that, if enacted, would have the effect of eliminating the anticipated tax benefits of the reorganization. In addition, several other members of the United States Congress and the Treasury Department have recently announced the intent to investigate transactions such as the reorganization. As a result of the increased scrutiny of such transactions, changes in the tax laws, tax treaties or tax regulations may occur, with prospective or retroactive effect, which would have a material adverse effect on the tax consequences of the reorganization to Nabors or the tax consequences of the future operations of the reorganized company or its subsidiaries.

Generally, for U.S. federal income tax purposes, Nabors' stockholders who are U.S. persons will recognize gain, if any, but not loss, on the receipt of Nabors Bermuda common shares in exchange for Nabors common stock pursuant to the reorganization. Such a holder will generally recognize gain equal to the excess, if any, of the fair market value of the Nabors Bermuda common shares received in exchange for Nabors common stock in the reorganization over the holder's adjusted tax basis in the shares of Nabors common stock exchanged therefor. Generally, any such gain will be capital gain. Further, the holding period for any Nabors Bermuda common shares received by a U.S. holder recognizing gain with respect to the reorganization should begin the day after the effective date of the reorganization. Nabors' stockholders will not be permitted to recognize any loss realized on the exchange of their shares of Nabors common stock in the reorganization. In such case, the aggregate adjusted tax basis in the Nabors Bermuda common shares received would equal the aggregate adjusted tax basis of their shares of Nabors common stock. Thus, subject to any subsequent changes in the fair market value of the Nabors Bermuda common shares, any loss would be preserved.

WE URGE YOU TO CONSULT YOUR TAX ADVISORS REGARDING YOUR PARTICULAR TAX CONSEQUENCES OF THE REORGANIZATION.

The reorganization is subject to the receipt of certain regulatory and shareholder approvals. Nabors anticipates that the reorganization will be presented to its shareholders for approval in the second quarter of 2002. If approved by the shareholders, the reorganization should also be effected in the second quarter of 2002.

A more detailed description of the business of Nabors is included in the Annual Report on Form 10-K for the year ended December 31, 2001 in Annex L.

EXCHANGECO

Exchangeco was incorporated under the *Canada Business Corporations Act* as 4025431 Canada Inc. on March 8, 2002 for the purpose of facilitating the proposed arrangement and changed its name to "Nabors Exchangeco (Canada) Inc." on March 14, 2002. Exchangeco is an indirect, wholly-owned subsidiary of Nabors and has no material assets, capital or liabilities.

The authorized capital of Exchangeco will, upon completion of the combination, consist of an unlimited number of common shares and an unlimited number of exchangeable shares. See "Exchangeco Share Capital". Currently, all of the outstanding common shares of Exchangeco are owned by Callco, an indirect, wholly-owned subsidiary of Nabors and there are no exchangeable shares outstanding. Upon completion of the arrangement, Exchangeco will own all of the outstanding Enserco common shares and Enserco shareholders who so elect will receive exchangeable shares of Exchangeco, or a combination of cash and exchangeable shares, for each Enserco common share as provided in the arrangement.

Exchangeco's registered office is located at 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5.

The following table states, as of the date hereof, the names and municipalities of residence of all of the directors of Exchangeco, their principal occupation or employment for the preceding five years and the date on which they became directors of Exchangeco.

Name and Municipality of Residence	Five Year History of Principal Occupation	Date Became a Director
Duane Mather	President of Nabors Drilling Limited since 1993	March 8, 2002
Richard A. Stratton	Vice Chairman of the board of directors, and member of the Executive Committee of Nabors Industries, Inc. since 1992	March 8, 2002
Warren Randall	Vice-President of Nabors Drilling Limited since 1990	March 8, 2002

None of the directors of Exchangeco own, or exercise control over, common shares of Exchangeco.

None of the directors of Exchangeco will receive any remuneration in respect of his or her appointment in such capacities.

Auditors

PricewaterhouseCoopers LLP, are the independent public accountants of Exchangeco.

EXCHANGECO SHARE CAPITAL

The following summary of certain provisions of Exchangeco's share capital does not purport to be complete and is subject to, and qualified in its entirety by, the articles and by-laws of Exchangeco and by the provisions of applicable law.

Authorized Capital

The authorized capital of Exchangeco consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. The share capital of Exchangeco will be amended prior to the effective time to create the exchangeable shares.

Common Shares

All of the issued and outstanding common shares of Exchangeco are held by Callco. The holders of common shares of Exchangeco are entitled to receive notice of and to attend all meetings of shareholders and are entitled to one vote for each share held of record on all matters submitted to a vote of holders of common shares of Exchangeco. Subject to the prior rights of holders of holders of exchangeable shares or any other shares ranking senior to the common shares of Exchangeco with respect to priority in the payment of dividends, the holders of common shares of Exchangeco are entitled to receive such dividends as may be declared by the board of directors of Exchangeco out of funds legally available for such dividends. Holders of common shares of Exchangeco are entitled upon any liquidation, dissolution or winding-up of Exchangeco, subject to the prior rights of holders of Exchangeco Shares or any other shares ranking senior to the Exchangeco common shares, to receive the remaining property and assets of Exchangeco.

Exchangeable shares

See "Description of the Transaction — Description of Exchangeable Shares" for a summary of certain provisions of the exchangeable shares which will be created prior to the effective time.

Transfer Agent and Registrar

The transfer agent and registrar for the exchangeable shares will be Computershare Trust Company of Canada (Calgary and Toronto). The trustee under the Voting and Exchange Trust Agreement will be Computershare Trust Company of Canada.

CERTAIN FINANCIAL INFORMATION

Comparative Per Share Market Price Data

The following table sets forth the high and low closing prices and the aggregate volume of shares of Nabors common stock, traded under the symbol "NBR" on the AMEX, and of Enserco common shares, traded under the symbol "ERC" on the TSE, for the periods indicated. The quotations are as reported in published financial sources.

	Nabors			Enserco		
	High (U.S.$)	Low (U.S.$)	Volume	High (C$)	Low (C$)	Volume
2001						
Quarter ended March 31	$63.12	$50.70	106,843,600	$17.40	$10.80	4,130,279
Quarter ended June 30	$61.25	$37.20	133,841,500	$21.90	$14.04	4,824,193
Quarter ended September 30	$38.12	$18.00	169,490,200	$19.20	$10.63	1,511,432
Month ended October 31	$34.13	$19.76	61,133,900	$13.45	$10.65	573,503
Month ended November 30	$35.59	$26.10	60,420,600	$13.90	$10.99	649,297
Month ended December 31	$36.15	$30.20	39,562,300	$14.00	$11.65	1,188,379
2002						
Month ended January 31	$34.02	$26.98	54,293,900	$14.20	$12.50	907,534
Month ended February 28	$35.99	$29.90	34,988,130	$15.68	$13.00	7,588,994
March (through March 19)	$43.00	$34.92	30,867,000	$15.76	$15.61	3,738,117

On February 25, 2002, the last trading day before the public announcement of the transaction, Enserco common shares closed at C$14.81 on the TSE and shares of Nabors common stock closed at U.S.$34.80 on the AMEX. The 30 trading day weighted average trading price ending on February 25, 2002 of the Enserco common shares was C$13.10 on the TSE. The 30 trading day weighted average trading price ending on February 25, 2002 of the shares of Nabors common stock was U.S.$30.75 on the AMEX. On March 19, 2002, the closing price of the Enserco common shares was C$15.70 on the TSE and the closing price of the shares of Nabors common stock was U.S.$42.88 on the AMEX.

CHAPTER THREE — INFORMATION ABOUT THE SHARES OF NABORS COMMON STOCK

NABORS SHARE CAPITAL

The authorized capital stock of Nabors consists of 418,000,000 shares of capital stock, par value U.S.$.10 per share, of which 400,000,000 shares are common shares and 8,000,000 are Class B shares, and 10,000,000 shares of preferred stock, par value U.S.$.10 per share. The following summary is qualified in its entirety by the provisions of Nabors' restated certificate of incorporation dated March 4, 1997 and by-laws which are publicly available. See "Certain Legal and Other Information — Available Information". As of March 13, 2002, there were 141,044,155 shares of Nabors common stock outstanding and no other shares of any class or series outstanding.

Common Stock and Class B Shares

Holders of shares of common stock are entitled to one vote per share, and holders of shares of class B stock have no voting rights except as required by applicable law. Holders of shares of common stock do not have the right to cumulate votes in the election of directors. A special meeting of stockholders may be called by Nabors' board of directors and must be called upon the written request of the holders of not less than 50% of Nabors' stock then outstanding and entitled to vote. Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without prior notice by written consent only if the consent is signed by each stockholder entitled to vote on the matter.

Holders of class B stock may convert their shares into shares of common stock at any time, unless the conversion would cause a holder, together with the holder's affiliates, to own, control or vote more shares of Nabors' stock then permitted by applicable law. Nabors' stockholders do not have preemptive rights to subscribe for shares of any of its capital stock.

Holders of shares of Nabors' common stock and class B stock are entitled to participate equally on a per-share basis in any dividends that Nabors' board of directors may declare from time to time out of funds legally available for the payment of dividends. However, Nabors has neither declared nor paid any cash dividends on its common stock since 1982. Nabors does not intend to pay any cash dividends on its common stock for the foreseeable future.

Preferred Stock

Under Nabors' Restated Certificate of Incorporation, as amended, Nabors' board of directors is authorized, without further stockholder action, to issue from time to time up to 10,000,000 shares of preferred stock and to fix and determine the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of any series of preferred stock, including, without limitation, any voting rights, any dividends payable and any right of the shares of that series to convert into or be exchanged for other securities of Nabors (provided, however, that any securities issuable upon conversion or exchange of preferred stock will be subject to registration under the U.S. *Securities Act of 1933* or an applicable exemption therefrom). Thus, Nabors' board of directors, without stockholder approval, could authorize the issuance of preferred stock with voting, conversion and other rights that could adversely affect the voting power (if any) and other rights of other series of the preferred stock or of the common stock. As of the date of this circular, Nabors has no preferred stock outstanding. Prior to or contemporaneously with the completion of the arrangement, Nabors will create the special voting share, referred to under "Description of the Transaction — Voting, Dividend and Liquidation Rights of Holders of Exchangeable Shares — Voting Rights with Respect to Nabors", from the Nabors preferred stock.

Transfer Agent and Registrar

The transfer agent and registrar for Nabors' common stock is EquiServe.

The foregoing descriptions of the common stock, class B stock and preferred stock are summaries and reference is made to the provisions of Nabors' Restated Certificate of Incorporation, as amended, and By-Laws for more detail.

Provisions Affecting Control

Nabors' certificate of incorporation and by-laws contain certain provisions that could discourage or make more difficult unsolicited takeover bids from third parties or the removal of incumbent management. These provisions include, among others:

- a board of directors that is divided into three classes of directors who serve staggered, three-year terms;
- that directors can be removed from office only for cause upon the affirmative vote of holders of a majority of shares of Nabors' common stock entitled to vote at an election of directors; and
- that a special meeting of shareholders may be called only by the chairman of the board of directors, the vice-chairman, the president, any vice president or the secretary of Nabors at the written request of holders of record of not less than 50% of the total number of outstanding shares of Nabors' common stock.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by Nabors' board of directors and may discourage transactions that may involve an actual or threatened change of control of Nabors.

NABORS BERMUDA SHARE CAPITAL

Nabors' board of directors has unanimously approved a reorganization which would effectively change Nabors' place of incorporation from Delaware to Bermuda. If approved by Nabors' shareholders, the reorganization will be accomplished by a merger of Nabors with a newly-formed indirectly held Delaware subsidiary of Nabors Bermuda. In the merger, Nabors will be the surviving corporation and continue as a subsidiary of Nabors Bermuda. See "Business of Nabors — Proposed Reorganization" for a more detailed description of the reorganization.

If the reorganization is completed, the exchangeable shares of Exchangeco issued pursuant to the arrangement will be, after completion of the reorganization, exchangeable for common shares of Nabors Bermuda on a 1:1 basis, instead of shares of Nabors common stock. The reorganization is subject to the receipt of certain regulatory approvals and the approval of a majority of the shares of Nabors outstanding on the record date set by Nabors' board of directors. In addition, Nabors and Nabors Bermuda may terminate the merger agreement which effects the reorganization and abandon the reorganization prior to, or after, shareholder approval. Accordingly, there can be no assurance that the reorganization will be completed. Set forth below is a description of Nabors Bermuda share capital which will exist if and when the reorganization is consummated.

Authorized Share Capital

Nabors Bermuda's authorized share capital is US$425,000 divided into 400,000,000 common shares, par value US$.001 per share and 25,000,000 preferred shares, par value US$.001 per share.

Common Shares

The principal attributes of Nabors Bermuda's common shares are substantially similar to the principal attributes of shares of Nabors common stock. The holders of Nabors Bermuda common shares are entitled to one vote per share on all matters to be voted upon by the shareholders. Although if the reorganization is completed Nabors Bermuda does not anticipate paying dividends for the foreseeable future, subject to preferences that may be applicable to any outstanding preferred stock, the holders of Nabors Bermuda common shares are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors of Nabors Bermuda out of legally available funds. In the event of Nabors Bermuda's liquidation, dissolution or winding-up, the holders of Nabors Bermuda common shares are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of preferred stock, if any, then outstanding. The Nabors Bermuda common shares have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Nabors Bermuda common shares.

Under Bermuda law, an acquiring party is generally able to acquire compulsorily the common shares of minority holders in one of the following ways:

- By a procedure under the Companies Act of 1981 of Bermuda, as amended (the "Companies Act"), known as a "scheme of arrangement." A scheme of arrangement is made by obtaining the consent of Nabors Bermuda, the consent of the court and approval of the arrangement by holders of the common shares, (1) representing in the aggregate a majority in number of the shareholders present at the meeting held to consider the arrangement and (2) holding at least 75% of all the issued common shares taken together as a class. If a scheme of arrangement receives all necessary consents, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.
- If the acquiring party is a company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by the acquiring party (the "offeror"). If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by the offeror, obtained the approval of or acquired 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which such approval was obtained or such percentage of shares were acquired, require by a "Notice of Acquisition" any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares. Nontendering shareholders have a one-month period from the date of the Notice of Acquisition in which to apply to a court to enjoin the company acquisition.
- By acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, where the acquiring party holds not less than 95% of the shares or the class of shares of the company, the shares of such remaining shareholders or class of shareholders. When such a notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in such notice, unless a remaining shareholder, within one month of receiving such notice, applies to the court for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Preferred Shares

Similar to the authority of the board of directors of Nabors, the board of directors of Nabors Bermuda has the authority, without further vote or action by the shareholders, to issue from time to time up to 25,000,000 preferred shares in one or more series, and to fix the rights, preferences, privileges, qualifications, limitations and restrictions granted to or imposed upon any wholly unissued and undesignated preferred shares, including without limitation dividend rights, if any, voting rights, if any, and liquidation and conversion rights, if any. Nabors Bermuda's board of directors has the authority to fix the number of shares constituting any series and the designations of such series without any further vote or action by the shareholders. Nabors Bermuda's board of directors may, without shareholder approval, issue preferred shares with voting and conversion rights which could adversely affect the voting power of the holders of common shares. The issuance of preferred shares may have the effect of delaying, deferring or preventing a change in control of Nabors, or could delay or prevent a transaction that might otherwise give Nabors Bermuda's shareholders an opportunity to realize a premium over the then prevailing market price of Nabors Bermuda common shares.

Nabors and Nabors Bermuda anticipate that if the reorganization is completed, Nabors Bermuda will issue a special voting share to the trustee under the Voting and Exchange Trust Agreement with the same principal attributes as the special voting share issued by Nabors and described under "Description of the Transaction — Voting, Dividend and Liquidation Rights of Holders of Exchangeable Shares — Voting Rights with Respect to Nabors".

Transfer Agent

The transfer agent and registrar for the Nabors Bermuda common shares will be EquiServe.

Provisions Affecting Control

Nabors Bermuda's bye-laws have provisions that could have an anti-takeover effect. Generally, these provisions are intended to substantively replicate provisions currently in Nabors' restated certificate of incorporation and by-laws. In addition, Nabors Bermuda's bye-laws include an "advance notice" provision which places time limitations on shareholders' nominations of directors and submission of proposals for consideration at an annual general meeting. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to encourage negotiations with the board of directors in transactions that may involve an actual or potential change of control of Nabors Bermuda.

The bye-laws provide that Nabors Bermuda's board of directors will be divided into three classes serving staggered three-year terms. Directors can be removed from office prior to the expiration of their term only for cause by the affirmative vote of the holders of a majority of the voting power of Nabors Bermuda on the relevant record date.

The bye-laws of Nabors Bermuda provide that at any annual general meeting, only such business shall be conducted as shall have been brought before the meeting by or at the direction of the board of directors, by any shareholder who complies with certain procedures set forth in the bye-laws or by any shareholder pursuant to the valid exercise of the power granted under the Companies Act.

For business to be properly brought before an annual general meeting by a shareholder in accordance with the terms of the bye-laws the shareholder must have given timely notice thereof in proper written form to the Secretary of Nabors Bermuda and satisfied all requirements under applicable rules promulgated by the Securities and Exchange Commission. To be timely for consideration at the annual general meeting, a shareholder's notice must be received by the Secretary at Nabors Bermuda's principal executive offices and its registered office in Bermuda not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual general meeting, provided that in the event that the annual general meeting is called for a date that is not within 30 days before or after such anniversary date, not later than the 10th day following the day on which such notice of the date of the annual general meeting was mailed or public disclosure of the date of the annual general meeting was made, whichever occurs first. In order for a shareholder to nominate directors in connection with an annual general meeting of shareholders, a shareholder's notice of his intention to make such nominations must be received in proper written form as specified in the bye-laws of Nabors Bermuda by the Secretary of Nabors Bermuda within the time limits described above.

In addition, the Companies Act provides for a mechanism by which 100 shareholders acting together or shareholders holding at least 5% of the voting power of a Bermuda company may properly propose a resolution for consideration at a general meeting of the company.

COMPARISON OF SHAREHOLDER RIGHTS

If the transaction is consummated, holders of Enserco common shares who elect to receive exchangeable shares or a combination of cash and exchangeable shares will transfer their Enserco common shares to Exchangeco in consideration for exchangeable shares or cash and exchangeable shares, as the case may be, and warrants to acquire Enserco common shares will thereafter represent warrants to acquire shares of Nabors common stock. Shareholders will have the right to exchange (in certain circumstances) or retract exchangeable shares for an equivalent number of shares of Nabors common stock. In addition, if the Nabors reorganization is completed, former Enserco shareholders who elected to receive exchangeable shares or a combination of cash and exchangeable shares will have the right to exchange or retract exchangeable shares for an equivalent number of Nabors Bermuda common shares. Enserco is a corporation governed by the laws of Canada. Nabors is a corporation organized under the laws of Delaware and Nabors Bermuda is a company organized under Bermuda law. While the rights and privileges of shareholders of a Canadian federal corporation are, in many instances, comparable to those of stockholders of a Delaware corporation and a Bermuda company, there are certain differences. These differences arise from differences between Canadian federal, Delaware and Bermuda law, and between the Enserco articles of amalgamation and by-laws, the Nabors restated certificate of incorporation and bylaws and Nabors Bermuda's memorandum of association and bye-laws. For a description of the rights of the holders of shares of Nabors common stock and Nabors Bermuda common shares, see "Nabors Share Capital" and "Nabors Bermuda Share Capital", respectively.

The following table summarizes certain significant similarities and differences between the rights and privileges of Enserco shareholders and the rights and privileges of Nabors shareholders and Nabors Bermuda shareholders. The following summary does not purport to be, nor should it be interpreted as being, exhaustive. You should consult with your legal advisor, for additional detail regarding this summary. In addition, consummation of the Nabors reorganization is subject to the receipt of certain regulatory and shareholder approvals. Further, Nabors and Nabors Bermuda may terminate the merger agreement which effects the reorganization and abandon the reorganization prior to, or after, Nabors shareholder approval. Accordingly, there can be no assurance that the reorganization will be completed.

	Enserco Shareholder Rights	Nabors Shareholder Rights	Nabors Bermuda Shareholder Rights
Vote Required for Extraordinary Transactions	Under Canadian federal law, the approval of at least two-thirds of votes cast at a meeting is required for extraordinary corporate actions, including: • amalgamations; • continuances; • sales, leases or exchanges of all or substantially all of the property of a corporation; • liquidations and dissolutions; and • arrangements (if ordered by a court). Canadian federal law may also require the separate approval by the holders of a class or series of shares for extraordinary corporate actions.	Under Delaware law, the affirmative vote of a majority of the outstanding stock entitled to vote is required for: • mergers; • consolidations; • dissolutions; or • sales of substantially all of the assets of the corporation, provided that, unless the corporation's certificate of incorporation requires otherwise, no vote is required where either: • the corporation's certificate of incorporation is not amended, the shares of stock of the corporation become equivalent shares of the surviving corporation and the stock of the corporation issued in the merger does not exceed 20% of the previously outstanding stock; or • the merger is with a wholly-owned Delaware subsidiary of the corporation for the purpose of forming a holding company,	The Companies Act permits an amalgamation or merger between two or more Bermuda companies, or between one or more Bermuda "exempted companies" and one or more foreign companies. Under Bermuda law, Nabors Bermuda will be considered an "exempted company." Nabors Bermuda's bye-laws provide that shareholders holding a majority of the shares voting at a meeting (and, in the event of a resulting variation in class rights, a majority of each class of shares present and voting at a meeting), is required to approve an amalgamation or merger.

	Enserco Shareholder Rights	Nabors Shareholder Rights	Nabors Bermuda Shareholder Rights
		the certificate of incorporation and bylaws of the holding company immediately following the merger will be identical (with certain permitted and required exceptions) to the certificate of incorporation and bylaws of the corporation prior to the merger and the directors of the corporation become or remain the directors of the holding company.	
Amendment to Governing Documents	Under Canadian federal law, the approval of at least two-thirds of the votes cast at a meeting is required to amend the articles of the corporation.	Nabors' certificate of incorporation may be amended if: • the Nabors' board sets forth the proposed amendment in a resolution, declares the advisability of the amendment and direct that it be submitted to a vote at a meeting of stockholders; and • the holders of at least a majority of shares of stock entitled to vote on the matter approve the amendment.	Nabors Bermuda's memorandum of association may be amended in accordance with the Companies Act by the affirmative vote of a simple majority of the shareholders voting on the amendment.
	If the amendment would affect the rights of any holders of a class or series of shares differently than other shares the amendment also requires the approval of a majority of the shares of the class or series.	In addition, under Delaware law, class voting rights exist with respect to any amendments to the restated certificate of incorporation that adversely affect the terms of the shares of such class.	
	Under Canadian federal law, the creation, amendment or repeal of bylaws requires that, after being approved by the directors of the corporation, the creation, amendment or repeal of the bylaw must be approved by a majority of the votes of the shareholders of the corporation at the next shareholder meeting.	Nabors' by-laws may be amended by: • the stockholders by the affirmative vote of the holders of a majority of the stock entitled to vote at any annual or special meeting of stockholders if notice of the proposed amendment is contained in the notice of the special meeting; or • The board of directors by the affirmative vote of the majority of the board at any regular meeting of the board or at any special meeting of the board if notice of the proposed amendment is contained in the notice of special meeting.	The bye-laws may be restated or amended only by the board of directors, but no such revocation or amendment shall be operative unless and until it is approved by a resolution of the holders of a majority of the issued shares entitled to vote. If the amendment would affect any of the special rights attached to any class of shares there must also be a resolution passed by a majority at a separate general meeting of the holders of shares of that class.

	Enserco Shareholder Rights	Nabors Shareholder Rights	Nabors Bermuda Shareholder Rights
Dissenters' Rights	Under Canadian federal law, each of the matters listed below will entitle shareholders to exercise rights of dissent and to be paid the fair value of their shares: • any amalgamation with another corporation (other than with certain affiliated corporations); • an amendment to the corporation's articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of that class of shares; • an amendment to the corporation's articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on; • a continuance under the laws of another jurisdiction; • a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business; • a court may permit shareholders to dissent in connection with an application to the court for an order approving an arrangement; • the carrying out of a going private transaction or a squeeze-out transaction; and • amendments to the articles of a corporation which require a separate class or series vote, provided that a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy. Canadian federal law provides these dissent rights for both listed and unlisted shares.	Under Delaware law, holders of shares may demand payment equal to the fair value of their shares. This right of appraisal only applies in the event of a merger or consolidation and not in the case of a sale or transfer of assets or a purchase of assets for stock. Under Delaware law, no dissent or appraisal rights are available if the shares are listed on a national securities exchange or are designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or are held of record of more than 2000 stockholders, unless in the merger or consolidation the holders of such shares are required to accept for such shares anything except: • stock of the surviving corporation; • stock of another corporation that is either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2000 stockholders; • cash in lieu of fractional shares; or • some combination of the above.	Under Bermuda law the right of dissent and/or appraisal is limited to certain schemes or arrangements involving the transfer of shares or any class of shares in one company to another company, amalgamations, amendments to the memorandum of association, variation of class rights, and in certain cases of oppressive or prejudicial conduct and certain cases where Nabors Bermuda has given financial assistance for the purchase of its own shares.

	Enserco Shareholder Rights	Nabors Shareholder Rights	Nabors Bermuda Shareholder Rights
Oppression Remedy	Canadian federal law provides an oppression remedy that allows a complainant who is: • a present or former shareholder of the corporation or its affiliates; • a present or former director or officer of the corporation or its affiliates; and • any other person who in the discretion of the court is a proper person to make the application, to apply to court for relief. If on application to a court of competent jurisdiction, the court is satisfied that in respect of a corporation or any of its affiliates: • any act or omission of the corporation or an affiliate effects a result; • the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner; or • the powers of the directors of the corporation or an affiliate are or have been exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of a shareholder, creditor, director or officer, the court may make an order to rectify the matters complained of.	Delaware law does not provide for a similar remedy.	Bermuda law provides that any shareholder of Nabors Bermuda who complains that the affairs of the company are being conducted or have been conducted in a manner oppressive or prejudicial to the interests of some of the shareholders, including himself, may petition the court. The court, if it is of the opinion that to windup the company would unfairly prejudice these shareholders but that otherwise the facts would justify the making of a winding up order on just and equitable grounds, may make such order as it thinks fit. Alternatively the company may be wound up if the court is of the opinion that it is just and equitable to do so. Except as set out above, all other claims against the company by its shareholders must be based on either the general law of contract or tort applicable in Bermuda.
Derivative Action	Under Canadian federal law, a complainant may not bring an action in the name of, or on behalf of a corporation, or intervene in an existing action on behalf of the corporation, unless the complainant has given notice to the directors of the corporation of the complainant's intention to apply to the court, not less than 14 days before bringing the application, or as otherwise ordered by the court and the complainant satisfies the court that: • the directors of the corporation will not bring, diligently prosecute or defend or discontinue the action; • the complainant is acting in good faith; and	Delaware law requires that a stockholder bringing a derivative suit against a Delaware corporation have been a stockholder at the time of the disputed transaction, or its shares thereafter passed to the stockholder by operation of law from a person who was a holder at that time. Under Delaware law, a complaint in a derivative suit must: • state the plaintiff was a stockholder at the time of the transaction with respect to which the plaintiff complains or that the plaintiff's shares thereafter became the plaintiff's by operation of law; and • (1) allege with particularity the	Bermuda courts ordinarily follow English law precedent, which permits a shareholder action: • where the act complained of is alleged to be beyond the corporate power of Nabors Bermuda or to be illegal; • where an act requires approval by a greater percentage of Nabors Bermuda's shareholders than actually approved it; or • to restrain a violation of Nabors Bermuda's organizational documents. A shareholder may also bring a derivative suit to enforce a right of the company. In order to bring a derivative suit the shareholder must establish two things. First, the shareholder must establish

	Enserco Shareholder Rights	Nabors Shareholder Rights	Nabors Bermuda Shareholder Rights
	• it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.	efforts plaintiff has made to obtain the action the plaintiff desires from the directors of the corporation or (2) state the reasons for the plaintiff's failure to obtain the action or for not making the effort to obtain the action.	that there is a "fraud on the minority." This concept includes any act that amounts to an unconscionable act of majority power likely to result in either financial loss or unfair discriminatory treatment of the minority shareholders. Second, the shareholder must establish that the alleged wrongdoers, or those who are taking advantage of the fraud, control the company. Control for this purpose means sufficient influence such that it would be futile to call a meeting of shareholders, because the wrongdoers would exercise a decisive influence over the result.
Shareholder Consent in Lieu of Meeting	Under Canadian federal law, a written resolution signed by all the shareholders of the corporation who would have been entitled to vote on the resolution at a meeting, is effective to approve the resolution.	Nabors' by-laws provide that shareholders may take any action required or permitted to be taken at any annual or special meeting of stockholders by written consent signed by all of the holders of outstanding stock.	The Companies Act provides that shareholders may take action by unanimous written consent.
Director Qualifications	Under Canadian federal law, at least 25% of the directors of a corporation governed by the *Canada Business Corporations Act* must be resident Canadians. However, if a corporation has less than four directors, at least one must be a resident Canadian. Canadian federal law also requires that a corporation whose securities are publicly traded must have not fewer than three directors, at least two of whom are not officers or employees of the corporation or any of its affiliates.	Delaware law does not have comparable requirements.	Under Bermuda law the minimum number of directors required is two. Bermuda law does not require a listed company to have resident directors in Bermuda but it must appoint a resident representative. If not listed, Nabors Bermuda shall be required to maintain either: (a) a secretary and resident representative; or (b) a secretary and a director; or (c) two directors, all of whom must be ordinarily resident in Bermuda.
Fiduciary Duties of Directors	Under Canadian federal law, directors have a duty of care and loyalty to the corporation. The duty of care requires that the directors exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duty of loyalty requires directors to act honestly and in good faith with a view to the best interests of the corporation.	Under Delaware law, directors have a duty of care and loyalty to the corporation and its shareholders. The duty of care requires that the directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty is the duty to act in good faith in a manner which the directors reasonably believe to be in the best interests of the stockholders.	Under Bermuda law, every officer (including directors) must observe the statutory duty of care that requires such officer to act honestly and in good faith with a view to the best interests of the company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

	Enserco Shareholder Rights	Nabors Shareholder Rights	Nabors Bermuda Shareholder Rights
Indemnification of Officers and Directors	Under Canadian federal law, a corporation may indemnify present and former directors and officers against costs, charges and expenses (including settlements and judgments) reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity, provided that: • they acted honestly and in good faith with a view to the best interests of the corporation; and • in the case of a criminal or administrative action that is enforced by a monetary penalty, they had reasonable grounds for believing that their conduct was lawful. Under Canadian federal law, a corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of such a proceeding. The Enserco bylaws provide for indemnification of directors and officers to the fullest extent authorized by Canadian federal law. The Enserco bylaws do not expressly provide for advance payment of an indemnitee's expenses. Enserco has entered into indemnity agreements with all of its directors and executive officers.	Nabors' restated certificate of incorporation makes indemnification of directors and officers and advancement of expenses to defend claims against directors and officers mandatory on the part of Nabors to the fullest extent permitted by the Delaware General Corporation Law. Delaware law generally permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, other than a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of a derivative action, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. That determination must be made, in the case of an individual who is a director or officer at the time of the determination: • by a majority of the disinterested directors, even though less than a quorum; • by a committee of disinterested directors, designated by a majority vote of disinterested directors, even though less than a quorum; • by independent legal counsel, regardless of whether a quorum of disinterested directors exists; or • by a majority vote of the stockholders, at a meeting at which a quorum is present. Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation. Delaware law requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action. Delaware law permits a corporation to advance	Nabors Bermuda shall indemnify and hold harmless to the fullest extent permitted by law any current or former director, officer, committee member and resident representative against expenses actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding. Under the Companies Act, no indemnification is permitted if the individual is adjudged to be liable for fraud or dishonesty in the performance of his or her duties to Nabors Bermuda (unless a court determines otherwise). The indemnification provided for in the bye-laws is not exclusive of other rights to which a director or officer may be entitled, including rights provided pursuant to the memorandum of association, bye-laws, any agreement, any insurance purchased by Nabors Bermuda, vote of stockholders or disinterested directors, or otherwise.

	Enserco Shareholder Rights	Nabors Shareholder Rights	Nabors Bermuda Shareholder Rights
		expenses relating to the defense of any proceeding to directors and officers contingent upon those individuals' commitment to repay any advances, unless it is determined ultimately that those individuals are entitled to be indemnified. Nabors has entered into indemnity agreements with all of its directors and executive officers.	
Director Liability	Canadian federal law does not permit the limitation of a director's liability as Delaware law or Bermuda law does.	Delaware law provides that the charter of a corporation may include a provision which limits or eliminates the liability of directors to the corporation or its stockholders for monetary damages for breach of a fiduciary duty, provided such liability does not arise from prescribed conduct, including a breach of the duty of loyalty to the corporation or its stockholders, acts or omissions not in good faith or which involve intentional misconduct or which involve a knowing violation of the law, the unlawful payment of dividends, or any transaction from which the director derived an improper personal benefit. Nabors' certificate of incorporation contains a provision limiting the liability of its directors to the fullest extent permitted by Delaware law.	Subject to the bye-laws, no current or former director, officer, resident representative or committee member of Nabors Bermuda shall be liable for the acts, receipts, neglects or defaults of any other such person nor shall any such person be liable in respect of any negligence, default or breach of duty on his or her own part with respect to Nabors Bermuda, or for any damages arising out of the actual or purported execution or discharge of his or her duties or the exercise or purported exercise of his or her powers or otherwise in relation to or in connection with his or her duties, powers or office. Nabors Bermuda's bye-laws provide that, subject to applicable law, each shareholder of Nabors Bermuda and Nabors Bermuda agree to waive any claim or right of action, whether individually or derivatively, against any current or former officer, director, resident representative or committee member on account of any action, or failure to take any action, of such person in his performance of his duties with or for Nabors Bermuda, provided that such waiver shall not apply to any claims or rights of action arising out of the fraud or dishonesty of such person or to recover any gain, personal profit or advantage to which such person is not legally entitled.
Anti-Takeover Provisions and Interested Stockholder Transactions	Canadian federal law does not contain specific anti-takeover provisions with respect to business transactions. However,	Although the Delaware General Corporation Law includes statutes which restrict business combinations with "interested	Bermuda law does not contain anti-takeover or related party provisions. Bermuda law does require all officers (including

	Enserco Shareholder Rights	Nabors Shareholder Rights	Nabors Bermuda Shareholder Rights
	the policies of Canadian securities regulatory authorities, including Rule 61-501 of the Ontario Securities Commission and Policy Q-27 of the Quebec Securities Commission contain requirements in connection with any transaction by which an issuer, directly or indirectly: • acquires or transfers an asset; • acquires or issues securities; • assumes or transfers a liability, or • borrows or lends monies, from or to, as the case may be, a related party of the issuer, which includes any director, senior officer, holder of 10% or more of the voting securities of the issuer or holder of sufficient securities to affect materially the control of the issuer. Rule 61-501 and Policy Q-27 require more detailed disclosure in the proxy material sent to security holders in connection with a transaction as described above, including, subject to certain exceptions, the inclusion of a formal valuation of the subject matter of the transaction and any non-cash consideration offered therefor. Rule 61-501 and Policy Q-27 also require, subject to certain exceptions, that the minority shareholders of the issuer separately approve the transaction.	shareholders", Nabors has opted out of, and is not subject to, such statutes pursuant to Nabors' by-laws.	directors) to disclose at the first opportunity, at a meeting of directors or by writing to the directors, his interest in any material contract with the company or any of its subsidiaries or any material interest in any person that is a party to a material contract with the company or any of its subsidiaries. Failing such disclosure, the officer shall be deemed not to be acting honestly or in good faith.
Shareholder Proposals	Canadian federal law provides that a shareholder (registered or beneficial) who is entitled to vote at an annual general meeting may require the corporation to give notice of any proposal that the shareholder can properly propose at the meeting. To be eligible to submit a proposal, the shareholder must have been the holder for the six-month period preceding submission of the proposal of the lesser of 1% of the outstanding voting shares and the number of voting shares equal to $2000 of the fair market value of such shares. A corporation that solicits proxies in respect of such meeting is required to set out the proposal in the information	Nabors is subject to the U.S. *Securities Exchange Act of 1934*, which provides that a shareholder who continuously holds at least U.S.$2,000 in market value or 1% of a company's voting securities entitled to vote for at least one year prior to the submission of a proposal and through the meeting date may, subject to certain conditions, include the proposal in the company's proxy materials sent to shareholders.	The Companies Act provides that shareholders may, as set forth below and at their own expense (unless a company otherwise resolves), require a company to give notice of any resolution that the shareholders can properly propose at the next annual general meeting or to circulate a statement prepared by the shareholders in respect of any matter referred to in a proposed resolution or any business to be conducted at a general meeting. The number of shareholders necessary for such a requisition of a resolution is either that number of shareholders representing at least 5% of the total voting rights of all shareholders having a right to

Enserco Shareholder Rights	Nabors Shareholder Rights	Nabors Bermuda Shareholder Rights
circular and if requested by the shareholder, include in the circular a statement of the shareholders in support of the proposal. A proposal may include nominations for election of directors if the proposal is signed by not less than five percent of the class of shares entitled to vote at the meeting. A corporation is not required to include the proposal and supporting statement in the information circular if: the proposal is submitted to the corporation less than 90 days before the anniversary of the previous annual meeting; the proposal clearly does not relate in a significant way to the business or affairs of the corporation; the shareholder made a proposal within the preceding two years and failed to present the proposal, in person or by proxy; or a proposal in substantially the same form was submitted to a meeting of shareholders within the preceding five years and did not receive a minimum prescribed level of support.		vote at the meeting to which the requisition relates or not less than 100 shareholders. Nabors Bermuda's bye-laws provide that all nominees for election to the board of directors must be made following written notice to the secretary of Nabors Bermuda accompanied by certain background and other information specified in the bye-laws. In connection with any annual general meeting, written notice of a shareholder's intention to make such nominations must be given to the secretary of Nabors Bermuda not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual general meeting, provided that in the event the annual general meeting is called for a date that is not within 30 days before or after such anniversary date, not later than the 10th day following the day on which such notice of the date of the annual general meeting was mailed or public disclosure of the date of the annual general meeting was made, whichever occurs first. In order for a shareholder to bring other business before a shareholder meeting, timely notice must be received by the secretary of Nabors Bermuda within the time limits described above. The notice must include a description of the proposed item, the reasons the shareholder believes support its position concerning the item, and other specified matters. Nabors Bermuda will be subject to the U.S. *Securities Exchange Act of 1934*, which provides that a shareholder who continuously holds at least U.S.$2,000 in market value or 1% of a company's voting securities for at least one year prior to the submission of a proposal and through the meeting date may, subject to certain conditions, include the proposal in the company's proxy materials sent to shareholders.

CHAPTER FOUR — INFORMATION ABOUT TAX CONSIDERATIONS

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS TO SHAREHOLDERS

Introduction

Subject to the qualifications and assumptions contained herein, in the opinion of Blake, Cassels & Graydon LLP, Canadian counsel to Enserco, the following is a fair and adequate summary of the material Canadian federal income tax considerations, as of the date of this information circular, generally applicable to shareholders who at all relevant times, for purposes of the *Income Tax Act* (Canada), hold their common shares and will hold their exchangeable shares and shares of Nabors common stock as capital property and deal at arm's length with, and are not affiliated with, Enserco, Exchangeco or Nabors. This discussion does not apply to a holder with respect to whom Nabors is a foreign affiliate within the meaning of the *Income Tax Act* (Canada) nor to a person who is a financial institution which is subject to the mark-to-market provisions of the *Income Tax Act* (Canada). This discussion does not address any tax consequences of participating in the holding company alternative described under "Alternative Election Procedure for Certain Shareholders".

All shareholders should consult their own tax advisors as to whether, as a matter of fact, they hold their common shares and will hold their exchangeable shares and shares of Nabors common stock as capital property for the purposes of the *Income Tax Act* (Canada). Certain provisions of the *Income Tax Act* (Canada) permit holders of common shares to make an election to deem their common shares to be capital property, subject to certain conditions.

This discussion is based on the current provisions of the *Income Tax Act* (Canada) and the regulations thereunder, the current provisions of the tax treaty between Canada and the United States, as amended, counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency and officer's certificates from Enserco and Nabors as to certain factual matters. This discussion takes into account all specific proposed amendments to the *Income Tax Act* (Canada) and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that all such proposed amendments will be enacted in their present form. No assurances can be given that the proposed amendments will be enacted in the form proposed, if at all.

Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

This discussion is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular shareholder. Therefore, shareholders should consult their own tax advisors with respect to their particular circumstances.

For purposes of the *Income Tax Act* (Canada), all amounts relating to the acquisition, holding or disposition of shares of Nabors common stock, including the receipt of dividends and the calculation of any adjusted cost base amounts and proceeds of disposition, must be converted into Canadian dollars based on the prevailing United States dollar exchange rate at the time such amounts arise.

In preparing this summary, based upon views expressed by Enserco, it has been assumed that the respective fair market values of the ancillary rights and benefits associated with the exchangeable shares (the "Ancillary Rights") and of the rights and benefits to be granted to Nabors and Callco by the shareholders in respect of the exchangeable shares (for example, the call rights provided to Callco and Nabors) will be nominal. This determination of value is not binding upon the Canada Customs and Revenue Agency ("CCRA") and it is possible that the CCRA could take a contrary view. Canadian counsel to Enserco expresses no opinion as to the appropriateness or accuracy of this view with respect to value.

Shareholders Resident in Canada

The following portion of this discussion is generally applicable to shareholders who, for the purposes of the *Income Tax Act* (Canada) and any applicable income tax treaty or convention, are resident or deemed to be resident in Canada at all relevant times.

Exchange of Common Shares for Consideration Which Includes Exchangeable Shares Where No Election is Made under Section 85 of the Income Tax Act (Canada). A shareholder who does not make a valid tax election with Exchangeco under section 85 of the *Income Tax Act* (Canada) in respect of the shareholders' common shares will be considered, at the time of the exchange, to:

- dispose of those common shares for proceeds of disposition equal to the aggregate fair market value of the cash, exchangeable shares and Ancillary Rights received on the exchange;
- realize a capital gain (or capital loss) equal to the amount by which those proceeds of disposition exceed (are less than) the sum of:
  - (a) such shareholder's "adjusted cost base" of those common shares determined immediately before that time, and
  - (b) any reasonable costs of disposition; and
- acquire the exchangeable shares and Ancillary Rights which are received at a cost equal to their fair market value at that time.

The consequences to a shareholder of realizing a capital gain or capital loss are described below.

Exchange of Common Shares for Consideration Which Includes Exchangeable Shares Where Election is Made under Section 85 of the Income Tax Act (Canada). A shareholder who is an Eligible Holder (as defined below) who disposes of common shares to Exchangeco and who receives consideration which includes exchangeable shares and Ancillary Rights may obtain a full or partial tax deferral by making a joint tax election with Exchangeco under section 85 of the *Income Tax Act* (Canada) and the corresponding provision of any applicable provincial tax legislation in respect of such common shares and specifying therein an elected transfer price within the limits described below.

The joint tax election must specify an elected transfer price in respect of the common shares transferred to Exchangeco. The elected transfer price will be the proceeds of disposition to the shareholder of its common shares. The elected transfer price may not:

- be less than the lesser of: (a) the shareholder's adjusted cost base of those common shares at the time of disposition; (b) the fair market value of those common shares at that time; and (c) the sum of any cash received and the fair market value of the Ancillary Rights received upon the exchange; or
- exceed the fair market value of those common shares at the time of disposition.

Elected transfer prices which do not otherwise comply with the foregoing limitations will be automatically adjusted under the *Income Tax Act* (Canada) so that they are in compliance. The acquisition cost of the exchangeable shares received by a holder who makes a Section 85 election will be the amount by which the elected transfer price exceeds the aggregate fair market value of the cash and Ancillary Rights received by the holder.

A shareholder will not realize a capital gain (or a capital loss) provided that the elected transfer price is equal to the sum of the shareholder's "adjusted cost base" of the common shares determined immediately before that time and any reasonable costs of disposition. To the extent that the elected transfer price exceeds (or is less than) the sum of the adjusted cost base of the common shares and any reasonable costs of disposition, the shareholder will realize a capital gain (or a capital loss). The consequences to a shareholder of realizing a capital gain or capital loss are described below.

The federal tax election is a joint election under section 85 of the *Income Tax Act* (Canada) that Exchangeco will execute with Eligible Holders who choose to receive consideration which includes

Exchangeable Shares under the Arrangement. For these purposes, Eligible Holders means persons who are residents of Canada (other than persons who are exempt from tax under Part 1 of the *Income Tax Act* (Canada)) and partnerships in which one or more partners are Eligible Holders.

Certain provincial or territorial jurisdictions may require that a separate joint election be filed for provincial or territorial income tax purposes. Exchangeco will also make a joint election with an Eligible Holder under the provisions of any relevant provincial or territorial income tax law with similar effect to section 85 of the *Income Tax Act* (Canada). **Eligible Holders should consult their own tax advisors to determine whether separate election forms must be filed with any provincial or territorial taxing authority.** Each Eligible Holder who wishes to make such an election must obtain the necessary provincial or territorial election forms and provide those forms, properly completed, to Exchangeco.

Exchangeco will execute any properly completed tax election forms received within the time specified below and mail them to the Eligible Holder within 30 days after their receipt. **Compliance with the requirements for valid tax elections will be the sole responsibility of the Eligible Holder.** None of Nabors, Exchangeco or Enserco will be responsible for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any tax election or to properly file it within the time and in the form prescribed under the *Income Tax Act* (Canada) (or the corresponding provisions of any applicable provincial or territorial legislation).

In order to make a tax election, an Eligible Holder must provide the Tax Election Filing Package to the Depositary, at the address indicated in the Tax Election Filing Package on or before the 90th day after the Effective Date, duly completed with the details of the number of common shares transferred in respect of which the Eligible Holder is making a tax election and the applicable elected amount for the purposes of the election. The forms will be mailed to the Eligible Holders within 30 days after the receipt thereof by the Depositary, signed by Exchangeco, for filing by the Eligible Holders with the relevant tax authority. Exchangeco has no obligation to sign any forms not received, properly completed, on or before the 90th day after the Effective Date.

A Tax Election Filing Package, consisting of the relevant tax election forms and a letter of instructions, may be obtained from the Depositary following the effective date (expected to be April 26, 2002). An Eligible Holder interested in making a tax election should indicate this on the Letter of Transmittal and Election Form and a Tax Election Filing Package will be sent to the holder. The relevant federal tax election form is CCRA form T2057 (or, in the event that the common shares are held as partnership property, CCRA form T2058).

In order for the CCRA to accept a tax election without a late filing penalty, the tax election must be received by the CCRA on or before the earlier of the days on which either Exchangeco or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs. Nabors has advised counsel that Exchangeco's taxation year end for the relevant year will be December 31, 2002 and Exchangeco's tax return for that taxation year will be due within six months of that date. Eligible Holders are urged to consult their own advisors as soon as possible with respect to the deadlines applicable to their own particular circumstances.

However, regardless of such deadline, the Tax Election Filing Package must be received by the Depositary at the address to be set out in the Tax Election Filing Package no later than the 90th day after the effective date. Any Eligible Holder who does not ensure that the Depositary has received a duly completed Tax Election Filing Package on or before the 90th day after the effective date may not be able to benefit from the rollover provisions of the *Income Tax Act* (Canada). Accordingly, all Eligible Holders who wish to enter into a tax election with Exchangeco should give their immediate attention to this matter. Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R2 issued by the CCRA for further information respecting the tax election. Eligible Holders wishing to make the tax election should consult their own tax advisors.

Whether or not a tax election is made, a Canadian resident that exchanges common shares for consideration which includes exchangeable shares will be required to determine the fair market value of the

Ancillary Rights received on a reasonable basis for purposes of the ITA. Enserco is of the view that the Ancillary Rights have only nominal fair market value. Counsel expresses no opinion as to the appropriateness or accuracy of this valuation. This determination of value is not binding on the CCRA and it is possible that the CCRA could take a contrary view. Nabors has advised counsel that the tax elections will be executed by Exchangeco on the basis that the fair market value of the Ancillary Rights is a nominal amount per exchangeable share issued on the exchange.

Exchange of Common Shares for Cash Only. A shareholder who sells his or her common shares to Nabors or a subsidiary of Nabors for cash pursuant to the arrangement will be considered to have disposed of such common shares for proceeds of disposition equal to the amount of such cash consideration. As a result, the shareholder will generally realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the shareholder of such shares. The consequences to a shareholder of realizing a capital gain or capital loss are described below.

Taxation of Capital Gains and Capital Losses. One-half of any capital gain (a taxable capital gain) realized on a disposition of common shares or exchangeable shares must be included in the holder's income for the year of disposition. One-half of any capital loss (an allowable capital loss) generally may be deducted by the holder against taxable capital gains for the year of disposition. Any allowable capital losses in excess of taxable capital gains for the year of disposition generally may be carried back up to three taxation years or carried forward indefinitely and deducted against taxable capital gains in such other years to the extent and under the circumstances described in the *Income Tax Act* (Canada).

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the *Income Tax Act* (Canada).

A shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the *Income Tax Act* (Canada), may be liable to pay an additional refundable tax of 6⅔% on its "aggregate investment income" for the year which will include an amount in respect of taxable capital gains.

If the holder of common shares or exchangeable shares is a corporation, the amount of any capital loss realized on a disposition or deemed disposition of such shares may be reduced by the amount of dividends received or deemed to have been received by it on such shares to the extent and under circumstances prescribed by the *Income Tax Act* (Canada). Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns common shares or exchangeable shares. Shareholders to whom these rules may be relevant should consult their own tax advisors.

Dividends on Exchangeable Shares. In the case of a shareholder who is an individual, dividends received or deemed to be received on the exchangeable shares will be included in computing the shareholder's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

Subject to the discussion below relating to Nabors' status as a "specified financial institution" for the purposes of the *Income Tax Act* (Canada), in the case of a shareholder that is a corporation other than a specified financial institution, dividends received or deemed to be received on the exchangeable shares normally will be included in the corporation's income and will be deductible in computing its taxable income.

The exchangeable shares will be "term preferred shares" as defined in the *Income Tax Act* (Canada). Consequently, in the case of a shareholder that is a specified financial institution, a dividend will be deductible in computing its taxable income only if:

- the specified financial institution did not acquire the exchangeable shares in the ordinary course of the business carried on by such institution; or
- in any case, at the time the dividend is received by the specified financial institution, the exchangeable shares are listed on a prescribed stock exchange in Canada (which currently includes

the TSE) and the specified financial institution, either alone or together with persons with whom it does not deal at arm's length, does not receive (or is not deemed to receive) dividends in respect of more than 10% of the issued and outstanding exchangeable shares.

Nabors has advised counsel that it is, and will continue to be, a "specified financial institution". As a result, when a dividend is paid on an exchangeable share, then subject to the exemption described below, dividends received by a Canadian resident that is a corporation (including a corporation that is a specified financial institution) will be included in computing income but will not be deductible in computing taxable income. This denial of the dividend deduction will not, however, apply if, at the time a dividend is received, the exchangeable shares are listed on a "prescribed stock exchange" (which includes the TSE), Nabors is "related" to Exchangeco (as it is now) and dividends are not paid to the recipient (together with persons with whom the recipient does not deal at arm's length, or any partnership or trust of which the recipient or any such non-arm's length person is a member or beneficiary, respectively) in respect of more than 10% of the issued and outstanding Exchangeable Shares.

A shareholder that is a "private corporation", as defined in the *Income Tax Act* (Canada), or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals generally will be liable under Part IV of the *Income Tax Act* (Canada) to pay a refundable tax of 33$^{1}/_{3}$% of dividends received or deemed to be received on the exchangeable shares to the extent that such dividends are deductible in computing the shareholder's taxable income. A shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the *Income Tax Act* (Canada), may be liable to pay an additional refundable tax of 6$^{2}/_{3}$% on its "aggregate investment income" for the year which will include dividends or deemed dividends that are not deductible in computing taxable income. To the extent that there is United States non-resident withholding tax on any dividends paid on the exchangeable shares, a shareholder should generally be eligible for foreign tax credit or deduction treatment, where applicable, under the Income Tax Act (Canada). See "— United States Federal Income Tax Considerations to Shareholders — Non-U.S. Holders — Distributions on the exchangeable shares and Nabors Common Stock" below.

Redemption of Exchangeable Shares. On the redemption (including a retraction) of an exchangeable share by Exchangeco, the holder of an exchangeable share will be deemed to have received a dividend equal to the amount, if any, by which the redemption proceeds exceed the paid-up capital at the time the exchangeable share is redeemed. For these purposes, the redemption proceeds will be the fair market value at the time of the redemption of shares of Nabors common stock received from Exchangeco plus the amount, if any, of all then payable but unpaid dividends on the exchangeable shares paid on the redemption. The amount of such deemed dividend generally will be subject to the same tax treatment accorded to dividends on the exchangeable shares as described above. On the redemption, the holder of an exchangeable share will also be considered to have disposed of the exchangeable share, but the amount of the deemed dividend will be excluded in computing the shareholder's proceeds of disposition for purposes of computing any capital gain or capital loss arising on the disposition. In the case of a shareholder that is a corporation, in some circumstances, the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend. The taxation of capital gains and capital losses is described above.

Exchange of Exchangeable Shares. On the exchange of an exchangeable share with Nabors or a subsidiary of Nabors (other than Exchangeco) for shares of Nabors common stock, the holder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the exchangeable share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the exchangeable share immediately before the exchange. For these purposes, the proceeds of disposition will be the fair market value at the time of exchange of the shares of Nabors common stock plus any other amount received by the holder from Nabors or a subsidiary of Nabors as part of the exchange consideration other than amounts required to be included in income as a dividend. The taxation of capital gains and capital losses is described above.

Dividends on Shares of Nabors Common Stock. Dividends on shares of Nabors common stock will be included in the recipient's income for the purposes of the *Income Tax Act* (Canada). Such dividends received by an individual shareholder will not be subject to the gross-up and dividend tax credit rules in the *Income Tax Act* (Canada). A shareholder that is a corporation will include such dividends in computing its income and generally will not be entitled to deduct the amount of such dividends in computing its taxable income. A shareholder that is throughout the relevant taxation year a "Canadian controlled private corporation", as defined in the *Income Tax Act* (Canada), may be liable to pay an additional refundable tax of 6⅔% on its "aggregate investment income" for the year which will include such dividends. United States non-resident withholding tax on such dividends received by Canadian residents generally will be eligible for foreign tax credit or deduction treatment, where applicable, under the *Income Tax Act* (Canada). See "— United States Federal Income Tax Considerations to Shareholders — Non-U.S. Holders — Distributions on the exchangeable shares and Nabors Common Stock" below.

Disposition of Shares of Nabors Common Stock. The cost of shares of Nabors common stock received on a retraction, redemption or exchange of exchangeable shares will be equal to the fair market value of such shares at the time of such event. The adjusted cost base to a holder of shares of Nabors common stock acquired on a retraction, redemption or exchange of exchangeable shares will be determined by averaging the cost of such shares with the adjusted cost base of all other shares of Nabors common stock held by such holder as capital property immediately before the retraction, redemption or exchange, as the case may be. A disposition or deemed disposition of shares of Nabors common stock by a holder will generally result in a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of such shares immediately before the disposition. The taxation of capital gains and capital losses is described above.

Foreign Property Information Reporting. With some exceptions, a taxpayer resident in Canada is a "specified Canadian entity" (as defined in the *Income Tax Act* (Canada)) and is required to file an annual information return disclosing prescribed information concerning the ownership of "specified foreign property" (as defined in the *Income Tax Act* (Canada)) where the cost amount of such property to the taxpayer exceeds C$100,000. The exchangeable shares and the shares of Nabors common stock will be specified foreign property. As a result, if the aggregate cost amount of any specified foreign property held by a holder (including any exchangeable shares and shares of Nabors common stock) at any time in a taxation year or fiscal period exceeds C$100,000, the holder will be required to file an information return for the year or period disclosing prescribed information, such as the cost amount of the specified foreign property and the amount of any dividends, interest and gains or losses realized in the year in respect of such specified foreign property. Shareholders should consult their own advisors to determine whether they will be subject to these rules with respect to their ownership of exchangeable shares and shares of Nabors common stock.

Foreign Investment Entity Draft Legislation. On August 2, 2001, the Canadian Minister of Finance released draft legislation to amend the *Income Tax Act* (Canada) to implement a proposal concerning the taxation of holdings in "foreign investment entities". In general terms, the draft legislation would apply to a share in, or a right to acquire or a property exchangeable for a share of, a "foreign investment entity" other than an "exempt interest". A share of Nabors common stock or an exchangeable share will be an "exempt interest" of a Canadian resident if the shares of Nabors common stock are listed on a "prescribed stock exchange" (which includes the AMEX) and are "widely held and actively traded", unless it is reasonable to conclude that the Canadian resident had a tax avoidance motive for the acquisition of the share. For this purpose, the Canadian resident will be regarded as having a tax avoidance motive if it is reasonable to conclude that the main reasons for acquiring the share include benefiting from income, profits or gains or increases in value in respect of "investment property" held by the Nabors group and from the deferral or reduction of tax that would have been payable by the Canadian resident holder if he or she had earned such income, profits or gains directly. The draft legislation sets out a number of factors to be considered in determining the existence of a tax avoidance motive.

If Nabors were a "foreign investment entity" and if the shares of Nabors common stock or exchangeable shares did not constitute an "exempt interest" of a Canadian resident, the Canadian resident would be required to take into account in computing income, on an annual basis, any increase (or decrease) in the value of the shares of Nabors common stock or exchangeable shares during each taxation year. Alternatively, in the case of a holder of shares of Nabors common stock, if the Canadian resident so elected and relevant information was made available, the Canadian resident would be required to take into account in computing income the relevant share in the underlying income of Nabors, calculated in accordance with the Canadian tax rules (whether or not cash distributions were received by the Canadian resident).

On December 17, 2001, the Canadian Minister of Finance announced that the proposed new rules would generally apply for taxation years beginning after 2002 (rather than 2001, as proposed on August 2, 2001). When applicable, the proposed new rules will require a determination, on an annual basis, as to whether or not Nabors is a "foreign investment entity" and whether the shares of Nabors common stock or exchangeable shares constitute an "exempt interest".

The proposed new rules will not apply to a Canadian resident whose shares of Nabors common stock or exchangeable shares constitute an "exempt interest". On the assumption that the shares of Nabors common stock will be listed on the AMEX and will be "widely held and actively traded", the shares of Nabors common stock or exchangeable shares will constitute an "exempt interest" to a Canadian resident provided the Canadian resident does not have a tax avoidance motive for the acquisition of the share. You should consult your own tax advisor regarding the determination of whether or not you have such a tax avoidance motive.

Economic Statement of October 18, 2000. In the Economic Statement released on October 18, 2000, the Canadian Minister of Finance announced a proposal to formulate and introduce a rule to permit shares of a Canadian corporation held by a Canadian resident to be exchanged for shares of a foreign corporation on a tax-deferred basis. This statement included no details of the circumstances in which such tax-deferred share-for-share exchange could occur but rather indicated that these rules would be developed in consultation with the private sector. The Minister's statement indicated that any such rule would not be effective before the public release of draft legislation including such rule. To date, draft legislation has not been released.

In the case of shareholders who receive exchangeable shares pursuant to the arrangement, draft legislation containing the proposed rule described above could be released in time to affect the subsequent exchange of such exchangeable shares for shares of Nabors common stock, and it is therefore possible that such exchange may be achieved on a tax-deferred basis. However, until such rule is developed and released, it is not possible to state whether it would apply to a shareholder who exchanges exchangeable shares for shares of Nabors common stock. Shareholders should consult their own tax advisors once the draft legislation is released to determine how it might apply to their particular circumstances.

Dissenting Shareholders. Shareholders are permitted to dissent from the arrangement. A dissenting shareholder will be entitled, in the event the transaction is consummated, to be paid by Exchangeco the fair value of the common shares held by such holder determined as of the appropriate date. See "Description of the Transaction — Dissenting Shareholder and Optionholder Rights". Such shareholder will be considered to have realized a capital gain (or a capital loss) to the extent that the amount of such payment exceeds (or is less than) the adjusted cost base of the common shares to the holder immediately before the payment. Additional income tax considerations may be relevant to dissenting shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent. Dissenting shareholders should consult their own tax advisors.

Proposed Reorganization of Nabors. As described in "Business of Nabors — Proposed Reorganization", it is anticipated that Nabors will be merged with a newly formed Delaware subsidiary of Nabors Bermuda and the former shareholders of Nabors will receive one common share of Nabors Bermuda for each share of Nabors common stock. If the proposed reorganization is completed, the exchangeable shares of Exchangeco issued pursuant to the arrangement will be, after the completion of the reorganization, exchangeable for common shares of Nabors Bermuda instead of shares of Nabors common stock. As currently proposed, the reorganization should have no material Canadian income tax impact for persons holding exchangeable shares when the reorganization occurs. The tax consequences arising for such holders on any subsequent exchange of the exchangeable shares for shares of Nabors Bermuda will be virtually identical to those described above in the context of an exchange for shares of Nabors common stock. For shareholders who exchange their exchangeable shares for shares of Nabors common stock prior to the completion of the reorganization, the reorganization may result in a taxable disposition of their Nabors common stock unless the reorganization qualifies as a "foreign merger" for the purposes of the *Income Tax Act* (Canada). Whether the merger so qualifies will depend upon the final form of the reorganization transactions, the share structure of the participating corporations and the laws of the relevant foreign jurisdictions. Counsel expresses no opinion as to whether the proposed reorganization will qualify as a "foreign merger" and holders who wish to exchange their exchangeable shares for shares of Nabors common stock prior to the completion of the proposed reorganization should consult their own tax advisors regarding the possible tax consequences of the reorganization.

Shareholders Not Resident in Canada

The following portion of the discussion is applicable to shareholders who, for purposes of the *Income Tax Act* (Canada) and any applicable tax treaty or convention, are not, and are not deemed to be, resident in Canada and who do not use or hold the common shares, and will not use or hold any exchangeable shares received pursuant to the arrangement, in the course of carrying on a business (including an insurance business) in Canada and, except as specifically discussed below, to whom such shares are not "taxable Canadian property", as defined in the *Income Tax Act* (Canada). Shares of a corporation will generally not be taxable Canadian property of a holder at a particular time provided that such shares are listed on a prescribed stock exchange (which currently includes the TSE) and the holder, persons with whom the holder does not deal at arm's length, or the holder together with all such persons have not owned (or had under option) 25% or more of the issued shares of any class or series of the capital stock of the issuing corporation at any time within five years preceding the particular time. However, shareholders who received their common shares in exchange for taxable Canadian property may have their common shares deemed to be taxable Canadian property.

Disposition of Common Shares. Under the arrangement, shareholders who are not residents of Canada for the purposes of the *Income Tax Act* (Canada) will not be permitted to make an election under section 85 of the *Income Tax Act* (Canada) in respect of the disposition of their common shares. However, a non-resident holder of common shares that are not taxable Canadian property to the holder will not be subject to tax under the *Income Tax Act* (Canada) on a capital gain realized on the disposition of common shares for any combination of cash, exchangeable shares and Ancillary Rights pursuant to the arrangement.

Dividends on Exchangeable Shares. Dividends on exchangeable shares which are paid or credited to a non-resident holder of exchangeable shares are subject to Canadian withholding tax at a rate of 25%, unless reduced by the terms of an applicable income tax treaty between Canada and the non-resident holder's jurisdiction of residence. Under the terms of the Canada-U.S. Tax Convention, the withholding tax rate is generally reduced to 15%.

Redemption of Exchangeable Shares. On the redemption (including a retraction) of exchangeable shares by Exchangeco, a non-resident holder of the shares will be deemed to have received a dividend equal to the amount, if any, by which the redemption proceeds exceed the paid up capital of the shares. The holder will also realize a capital gain (or a capital loss) to the extent that the redemption proceeds less the deemed dividend exceed (or are less than) the holder's adjusted cost base in the exchangeable shares. For these purposes, the redemption proceeds will be the fair market value of the Nabors common stock received from Exchangeco plus the amount, if any, of payable but unpaid dividends which are paid on the redemption. Generally speaking, the adjusted cost base to a non-resident holder of his or her exchangeable shares will be equal to the fair market value of those shares at the time they were acquired. The paid up capital of the exchangeable shares will not be known until all of the tax elections being filed by Canadian resident holders in respect of the arrangement have been finalized. However, it is expected that the paid up capital of each exchangeable share will be significantly less than its fair market value.

A deemed dividend received by a non-resident holder upon the redemption of an exchangeable share will be subject to Canadian withholding tax as described above. Any capital gain realized by a non-resident holder as a result of a redemption will not be taxed under the *Income Tax Act* (Canada) unless the exchangeable shares are taxable Canadian property.

Exchange of Exchangeable Shares. On the exchange of an exchangeable share with Nabors or a subsidiary of Nabors (other than Exchangeco) for shares of Nabors common stock, a non-resident holder will not be subject to tax under the *Income Tax Act* (Canada) if the exchangeable shares are not taxable Canadian property to the holder.

Dissenting Shareholders. Shareholders are permitted to dissent from the arrangement. A dissenting shareholder will be entitled, in the event the transaction is consummated, to be paid by Exchangeco the fair value of the common shares held by such holder determined as of the appropriate date. See "Description of the Transaction — Dissenting Shareholder and Optionholder Rights". Such shareholder will be considered to have realized a capital gain (or a capital loss) to the extent that the amount of such payment exceeds (or is less than) the adjusted cost base of the common shares to the holder immediately before the payment. Any capital gain realized by a dissenting shareholder will not be taxed under the *Income Tax Act* (Canada) unless the common shares in respect of which the right of dissent is exercised are taxable Canadian property, as described above. Additional income tax considerations may be relevant to dissenting shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent. Dissenting shareholders should consult their own tax advisors.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS TO SHAREHOLDERS

In the opinion of Paul, Weiss, Rifkind, Wharton & Garrison, United States Counsel to Enserco, the following is a summary of the principal U.S. federal income tax consequences generally applicable to certain holders (as defined below) of common shares who receives exchangeable shares, cash or a combination of exchangeable shares and cash pursuant to the arrangement. As used herein, "U.S. Holder" means a holder of common shares, exchangeable shares or shares of Nabors common stock, as the case may be, who or that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation organized under the laws of the United States or any political subdivision thereof (including the States and the District of Columbia), (iii) an estate or trust defined in Section 7701 (a) (30) of the Internal Revenue Code of 1986, as amended (the "Code") or (iv) any other person that is subject to U.S. federal income tax on its worldwide income (each of the foregoing, a "U.S. Holder"). A "Non-U.S. Holder" is any holder of common shares, exchangeable shares or shares of Nabors common stock, as the case may be, other than a U.S. Holder.

This summary is based upon existing U.S. federal income tax law, including the Code, administrative pronouncements, judicial decisions and Treasury Regulations, as in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary assumes that each of the common shares has been held as a capital asset as defined in Section 1221 of the Code in the hands of the U.S. Holder at all relevant times and that the exchangeable shares to be received by such U.S. Holder as a result of the transaction as well as any shares of Nabors common stock received by such U.S. Holder as a result of an exchange of exchangeable shares for shares of Nabors common stock will also be held as capital assets. This summary assumes that Enserco is not a "controlled foreign corporation" and that neither Enserco, Exchangeco nor Nabors is or will become a "foreign personal holding company" or "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes. This summary does not discuss aspects of U.S. federal income taxation that may be applicable to holders of options or warrants as a result of the arrangement, nor does it address any aspects of foreign, state or local taxation. Furthermore, this summary does not discuss all the tax consequences that may be relevant to a U.S. Holder in light of such holder's particular circumstances or to U.S. Holders subject to special rules including certain financial institutions, regulated investment companies, insurance companies, dealers in securities, tax-exempt organizations, persons who hold common shares, exchangeable shares or shares of Nabors common stock, as the case may be, as part of a position in a "straddle" or "appreciated financial position" or as part of a "hedging" or "conversion" transaction, persons that own or have owned, actually or constructively, 10 percent or more of the common shares or will own, actually or constructively, 10 percent of the stock of Exchangeco, persons who acquired their common shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, and U.S. Holders whose functional currency is not the U.S. dollar.

The U.S. federal income tax treatment of the exchangeable shares is uncertain and Nabors, Exchangeco and Enserco have not yet determined the tax positions that they intend to take with respect to certain of the issues discussed below. Consequently, holders cannot be certain whether the positions that they take for U.S. federal income tax purposes will be consistent with the positions that Nabors, Exchangeco or Enserco may take. In addition, no advance income tax ruling has been sought or obtained from the Internal Revenue Service ("IRS") with respect to the tax consequences of the transactions described below and, as a result, there can be no assurance that the IRS will agree with, or that a court will uphold, any of the conclusions set forth herein.

Holders are urged to consult their tax advisors with respect to the U.S. federal, state and local tax consequences, the foreign tax consequences and the non-tax consequences of the arrangement, including the receipt, ownership and disposition of exchangeable shares, shares of Nabors common stock as well as ancillary rights and call rights. In addition, holders should consult their tax advisors regarding the possible effects to them of the reorganization transaction currently contemplated by Nabors and described in greater detail under "Business of Nabors — Proposed Reorganization" (the "Nabors reorganization").

U.S. Holders

Receipt of cash

A U.S. Holder who elects to receive cash pursuant to the arrangement will recognize gain or loss on the exchange of such holder's common shares for cash in an amount equal to the difference between (i) the amount of cash received (including any amounts described as additional consideration pursuant to the exchange ratio), and (ii) such holder's adjusted tax basis in its common shares. Such gain or loss generally will be U.S. source income, will be capital gain or loss if the common shares were held as capital assets at the time of the exchange and will be long-term capital gain or loss if the U.S. Holder's holding period for the common shares is more than one year at such time.

Receipt of exchangeable shares

The treatment of the exchangeable shares for U.S. federal income tax purposes is not clear and, therefore, the treatment of the receipt of exchangeable shares pursuant to the arrangement is not clear. It is likely that the receipt of exchangeable shares pursuant to the arrangement will be a taxable event for U.S. federal income tax purposes. If the exchange is taxable, in general, a U.S. Holder will, subject to the possible application of the PFIC rules referred to below, recognize gain or loss equal to the difference between (i) the fair market value of the exchangeable shares received (together with cash received in lieu of fractional shares, if any) and (ii) such holder's adjusted tax basis in its common shares. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder had held its common shares for more than one year at the time of the exchange. Gain or loss, if any, realized by a U.S. Holder in connection with the arrangement generally will be treated as having a U.S. source. For U.S. federal income tax purposes, a U.S. Holder's basis in the exchangeable shares received pursuant to the arrangement will be equal to the fair market value of such shares on the date of acquisition and a U.S. Holder's holding period with respect to such exchangeable shares will begin on the next day.

Receipt of cash and exchangeable shares

Shareholders who elect to receive some combination of cash and exchangeable shares pursuant to the arrangement will be subject to U.S. federal income taxation, (a) with respect any cash received, as described above under "Receipt of cash", and (b) with respect to exchangeable shares received, as described under "Receipt of exchangeable shares".

Ancillary Rights and call rights

Shareholders who receive exchangeable shares will also receive the ancillary rights, and may be deemed to grant the call rights. Enserco is of the view that the ancillary rights received and any call rights deemed to be granted by shareholders have only nominal fair market value. If this determination is accurate, neither their receipt or grant, as the case may be, nor the lapse of any call rights, should result in any material U.S. federal income tax consequences, although the value of such rights could vary depending on the circumstances of a particular shareholder. It is possible, however, that the IRS could take the position that the ancillary rights and the call rights have greater than nominal value. In such event, the receipt of ancillary rights and the lapse of any call rights could generate taxable income or loss of more than a nominal amount. Such gain or loss should be capital gain or loss to the U.S. Holder. U.S. Holders should consult their tax advisors with respect to the potential tax consequences of the receipt of the ancillary rights pursuant to the arrangement.

Exchange of exchangeable shares

There is no authority directly addressing the proper characterization of instruments similar to the exchangeable shares or the exchange of exchangeable shares for shares of Nabors common stock (including an exchange upon the occurrence of an automatic redemption date). As a result, the consequences to a U.S. Holder of such an exchange are not clear.

Counsel believes that a U.S. Holder may be justified in taking the position, for U.S. federal income tax purposes, that the exchangeable shares (together with the ancillary rights and call rights) represent stock of Nabors. If the exchangeable shares (together with the ancillary rights and call rights) represent stock of Nabors, the exchange of the exchangeable shares for shares of Nabors common stock should not be a taxable event and the aggregate tax basis of the shares of Nabors common stock received pursuant to such an exchange would equal the U.S. Holder's aggregate tax basis in the exchangeable shares. In such event, the holding period of the shares of Nabors common stock received by such holder would include the holding period of the exchangeable shares surrendered in such exchange.

If the exchangeable shares (together with the ancillary rights and calls) are treated as representing stock of Nabors for U.S. federal income tax purposes, such shares would likely be deemed exchanged for shares of Nabors Industries Ltd. ("Nabors Bermuda") upon consummation of the Nabors reorganization. Additionally, if, prior to the effective time of the Nabors reorganization, holders exchange their exchangeable shares for Nabors common stock, such stock would be exchanged for common shares of Nabors Bermuda upon the consummation of the Nabors reorganization. In either case, the U.S. federal income tax consequences of the Nabors reorganization to such U.S. Holders should be the same as other U.S. Holders of Nabors common stock. Nabors has filed materials with the United States Securities and Exchange Commission which describe the Nabors reorganization and the U.S. federal income tax consequences of the Nabors reorganization to certain holders of Nabors common stock. As described in those materials, Nabors expects that U.S. Holders of Nabors common stock would recognize gain, but not loss, as a result of the Nabors reorganization. Nabors may change the structure of the Nabors reorganization in a manner that would change the U.S. federal income tax consequences of that reorganization. Therefore, the U.S. federal income tax consequences to a U.S. holder of the Nabors reorganization, as it is ultimately structured, may be materially different from those currently described in the materials filed by Nabors with the Securities and Exchange Commission. The final details of the Nabors reorganization are not available and, accordingly, counsel to Enserco is unable to express any opinion regarding the appropriate characterization of that reorganization for U.S. federal income tax purposes and its consequences to U.S. Holders. Holders of exchangeable shares or Nabors common stock are strongly urged to refer to those publicly available materials filed by Nabors with the United States Securities and Exchange Commission and to consult their advisors regarding the possible tax consequences to them of the Nabors reorganization.

Alternatively, it is possible that, for U.S. federal income tax purposes, exchangeable shares could be treated by the IRS, in a manner consistent with their form, as stock of Exchangeco. If so, subject to the possible application of the PFIC rules referred to below a U.S. Holder who exchanges its exchangeable shares for shares of Nabors common stock generally would recognize gain or loss. Such gain or loss would be measured by the difference, if any, between (i) the fair market value of the shares of Nabors common stock at the time of the exchange, and (ii) the U.S. Holder's tax basis in the exchangeable shares surrendered, and would generally be capital gain or loss, except with respect to any declared but unpaid dividends on the exchangeable shares. Under this alternative characterization, a U.S. Holder's tax basis in the shares of Nabors common stock received would be equal to the fair market value of such shares at the time of the exchange and the holding period for such shares would begin on the day after the exchange. However, even if the exchangeable shares are characterized as representing an equity interest in Exchangeco, under certain limited circumstances (which would include certain restructuring steps by Nabors), the exchange by a U.S. Holder of exchangeable shares for shares of Nabors common stock could be characterized as a tax-free transaction. Whether an exchange by a particular U.S. Holder would be a tax-free transaction will depend on the facts and circumstances existing at the time of the exchange and cannot be accurately predicted at the time of this circular.

For U.S. federal income tax purposes, gain recognized on the exchange of exchangeable shares for shares of Nabors common stock generally will be treated as U.S. source gain. Any Canadian tax imposed on the exchange may be available as a credit against U.S. federal income taxes, subject to applicable limitations. A U.S. Holder that is ineligible for a foreign tax credit with respect to any Canadian tax paid may be entitled to a deduction therefor in computing U.S. taxable income.

Distributions on the exchangeable shares

Because the treatment of exchangeable shares is not clear, the treatment of dividends on such shares is also not clear. If the exchangeable shares are treated as Nabors common stock (or, after the Nabors reorganization, Nabors Bermuda shares) a U.S. Holder of exchangeable shares generally will be required to include in gross income as ordinary income dividends paid on the exchangeable shares to the extent paid out of the earnings and profits of Nabors (or, after the Nabors reorganization, subject to the possible application of the PFIC rules referred to below, Nabors Bermuda). Such dividends paid in Canadian dollars will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are deemed received. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Canadian dollars received which are not converted into U.S. dollars on such date.

Alternatively, it is possible that the IRS could take the position that any dividends received by a U.S. Holder with respect to the exchangeable shares are dividends from Exchangeco. If this position was taken, then, subject to the possible application of the PFIC rules referred to below, any dividends paid on the exchangeable shares out of Exchangeco's earnings and profits would be treated as foreign source dividend income and would generally not be eligible for the dividends received deduction allowed to corporate shareholders under the Code.

As discussed above, distributions on exchangeable shares may be subject to Canadian withholding tax irrespective of their treatment for U.S. federal income tax purposes. For information regarding the Canadian income tax treatment of these payments, U.S. Holders should refer to "— Canadian Federal Income Tax Considerations to Shareholders — Shareholders Not Resident in Canada," above. Subject to certain limitations of U.S. federal income tax law, a U.S. Holder should generally be entitled to either a credit against its U.S. federal income tax liability or a deduction in computing U.S. taxable income for Canadian income taxes withheld from distributions with respect to the exchangeable shares. The use of a credit may, however, be limited or precluded entirely if the U.S. Holder has no income that is treated as non-United States source income for United States federal income tax purposes. As discussed above, it is possible that dividends paid on exchangeable shares will be treated as U.S. source income.

Dissenting Shareholders

A U.S. Holder who exercises the right to dissent from the arrangement will recognize gain or loss on the exchange of such holder's common shares for cash in an amount equal to the difference between (i) the amount of cash received pursuant to the exercise of such right of dissent (other than any amounts that are treated as interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (ii) such holder's adjusted tax basis in its common shares. Such gain or loss generally will be U.S. source income, will be capital gain or loss if the common shares were held as capital assets at the time of the exchange and will be long-term capital gain or loss if the U.S. Holder's holding period for the common shares is more than one year at such time. The tax consequences of a payment pursuant to dissenter's rights in a subsequent taxable year are not clear. U.S. Holders considering the exercise of dissenter's rights should consult their tax advisors.

Passive Foreign Investment Company

A non-U.S. corporation will be classified as a passive foreign investment company (a "PFIC") if (i) 75 percent or more of its gross income (including its pro rata share of gross income of any company of which it is considered to own 25 percent or more of the shares by value) in a taxable year is passive income, or (ii) if 50 percent or more of its assets by value (including its pro rata interest in the assets of any company of which it is considered to own 25 percent or more of the shares by value) produce, or are held for the production of, passive income.

Subject to the immediately succeeding sentence, Enserco does not believe that it is, nor does it expect to become, a PFIC. It is possible, however, that those shareholders that acquired their common shares in exchange for common shares of Tetonka Drilling Inc. ("Tetonka") pursuant to the Offer to Purchase, issued by Bonus Resource Services Corp. (which was the former name of Enserco) as of September 25, 2000, as extended on October 17, 2000 (the "Bonus Offer to Purchase"), could be subject to the PFIC rules if such exchange constituted a reorganization within the meaning of section 368(a) of the Code. Holders should note that in the Bonus Offer to Purchase, Bonus Resource Services Corp. advised that it did not expect the exchange of Tetonka common shares, pursuant to the Bonus Offer to Purchase, would be treated as a reorganization under section 368(a) of the Code. In addition, Enserco has no reason to believe that Exchangeco is, or will become, a PFIC. Because Nabors Bermuda will be a non-U.S. corporation, it is also possible that it could be classified as a PFIC if it meets either of the tests described above. Nabors has filed materials with the Securities and Exchange Commission which describe the Nabors reorganization and the U.S. federal income tax consequences (including certain consequences that would result if Nabors Bermuda was found to be a PFIC) of the Nabors reorganization to certain holders of Nabors common stock. U.S. Holders are urged to refer to those publicly available materials filed by Nabors and Nabors Industries Ltd. with the U.S. Securities and Exchange Commission and to consult their own U.S. tax advisors regarding the adverse U.S. federal income tax consequences of owning stock of a PFIC and of making certain elections designed to lessen those adverse consequences.

Non-U.S. Holders

The following discussion is applicable to a Non-U.S. Holder.

Receipt, Exchange or Other Disposition of exchangeable shares and Nabors Common Stock

Subject to the discussion below under "— *Foreign Investment in Real Property Tax Act*", a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized on the receipt of exchangeable shares in exchange for common shares, on the sale or exchange of the exchangeable shares, or on the sale or exchange of shares of Nabors common stock (including an actual or deemed exchange of Nabors common stock for common shares of Nabors Bermuda pursuant to the Nabors reorganization), unless (i) such gain (A) in the absence of an applicable tax treaty, is effectively connected with a trade or business of the Non-U.S. Holder in the United States, or (B) if a tax treaty applies, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States, or (ii) unless an applicable tax treaty provides otherwise the Non-U.S. Holder is an individual who holds the common shares, the exchangeable shares or the shares of Nabors common stock, as the case may be, as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are satisfied.

Distributions on the exchangeable shares and Nabors Common Stock

If any dividends received by a Non-U.S. Holder in respect of the exchangeable shares are treated as dividends from Nabors, counsel to Enserco anticipates that Exchangeco would withhold from such amounts U.S. withholding tax at a rate of 30 percent unless reduced by applicable treaty. For U.S. federal income tax purposes, in general, dividends received by a Non-U.S. Holder with respect to shares of Nabors common stock that are not effectively connected with the conduct by such holder of a trade or business in the United States will also be subject to U.S. withholding tax at a rate of 30 percent. The withholding rate may be reduced by an applicable income tax treaty in effect between the United States and the Non-U.S. Holder's country of residence (currently 15 percent, generally, on dividends paid to residents of Canada under the current Canada-United States Income Tax Convention).

Foreign Investment In Real Property Tax Act

Notwithstanding the discussion above, under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), gain or loss recognized by a Non-U.S. Holder on the sale or exchange of shares of Nabors common stock, as well as any gain or loss recognized on the sale or exchange of exchangeable shares (if such shares are treated by the IRS as representing stock of Nabors), will be subject to U.S. federal income tax as if such gain or loss were effectively connected with a United States trade or business if such shares are treated as "United States real property interests" ("USRPIs") (as defined below) and the Non-U.S. Holder is a greater than 5 percent shareholder as defined under applicable regulations.

A USRPI generally includes any interest (other than an interest solely as a creditor) in a "United States real property holding corporation" (a "USRPHC"). Exchangeable shares (if such shares are treated by the IRS as representing stock of Nabors) and shares of Nabors common stock will be USRPIs unless it is established under specific procedures that Nabors is not (and was not for the prior five-year period) a USRPHC. A corporation is a USRPHC if the fair market value of its interests in United States real property equals or exceeds 50 percent of the sum of the fair market value of all of its interests in real property and all of its other assets used or held for use in a trade or business (as defined in applicable regulations). No assurance can be given as to whether Nabors is, or will in the future become, a USRPHC. If the Nabors reorganization occurs, however, Nabors Bermuda will not be a USRPHC because it will not be a United States corporation.

If it is determined that Nabors is, or in the future becomes, a USRPHC, so long as Nabors' stock is regularly traded on an established securities market, an exemption should apply, except with respect to a Non-U.S. Holder whose beneficial and/or constructive ownership of common stock in Nabors exceeds 5 percent of the total fair market value of the total outstanding common stock of Nabors (if exchangeable shares are treated by the IRS as representing stock of Nabors). This exception should apply to both the shares of Nabors common stock and to the exchangeable shares (if such shares are treated by the IRS as representing stock of Nabors). Any investor that may approach or exceed the 5 percent ownership threshold discussed above, either alone or in conjunction with related persons, should consult its own tax advisor concerning the United States tax consequences that may result. A Non-U.S. Holder who sells or otherwise disposes of exchangeable shares or shares of Nabors common stock may be required to inform its transferee whether such shares constitute a USRPI.

The foregoing discussion of the possible application of the FIRPTA rules to Non-U.S. Holders is only a summary of certain material aspects of these rules. Because the United States federal income tax consequences to a Non-U.S. Holder under FIRPTA may be significant and are complex, Non-U.S. Holders are urged to discuss those consequences with their tax advisors.

Backup Withholding and Information Reporting

U.S. Holders

Payments of dividends made on, or the proceeds of the sale or other disposition of, the exchangeable shares and shares of Nabors common stock, as the case may be, may be subject to information reporting and United States federal backup withholding tax at the then applicable rate if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against the holder's U.S. federal income tax, provided that the required information is furnished to the IRS.

Non-U.S. Holders

A Non-U.S. Holder may be required to comply with certification procedures to establish that such holder is not a U.S. person in order to avoid backup withholding tax requirements with respect to distributions on the exchangeable shares and shares of Nabors common stock, as the case may be. In addition, Nabors must report annually to the IRS and to each Non-U.S. Holder the amount of any dividends paid to and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

CHAPTER FIVE — INFORMATION ABOUT THE MEETING AND VOTING

Solicitation and Voting of Proxies. The accompanying proxy is solicited on behalf of management of Enserco for use at the special meeting. The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by regular employees of Enserco without special compensation. The cost of solicitation will be borne by Nabors. Enserco and Nabors may also pay brokers or nominees holding Enserco common shares in their names or in the names of their principals for their reasonable expenses in sending solicitation material to their principals. Nabors has retained CIBC World Markets Inc. and its U.S. affiliate to form a soliciting dealer group to aid in the solicitation of proxies and verify records related to the solicitation. Nabors has agreed to pay C$0.035 per common share solicited by the investment dealer or broker identified in the form of proxy voting in favour of the arrangement at the special meeting, subject to a minimum fee of C$85 and a maximum fee of C$1,000 with respect to each beneficial owner of Enserco common shares (except for holdings of less than 2,500 common shares, in which case no fee is payable). No solicitation fees shall be payable by Enserco in respect of common shares beneficially owned by the directors and officers of Enserco and in respect of common shares beneficially owned by any persons who have previously agreed to vote in favour of the arrangement.

Only registered Enserco shareholders, optionholders and warrantholders at the close of business on March 19, 2002 will be entitled to notice of, and to attend and vote at, the special meeting and any adjournment or postponement thereof. See the "Notice of Special Meeting of Enserco Shareholders, Optionholders and Warrantholders" accompanying this circular. At the close of business on March 19, 2002, there were 26,201,733 Enserco common shares, options to purchase 795,758 Enserco common shares and 500,000 Enserco warrants outstanding.

A quorum of shareholders, optionholders and warrantholders at the special meeting will be present if two persons are present in person, each being a person entitled to vote thereat or a duly appointed proxyholder for an absent person so entitled.

To be effective, proxies must be received by Computershare Trust Company of Canada not later than 10:00 am. (Calgary time) on April 22, 2002, or, if the special meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed special meeting or any further adjournment or postponement thereof.

Advice to Beneficial Holders of Common Shares. The information set forth in this section is important to shareholders who do not hold their common shares in their own name (referred to in this information circular as "beneficial shareholders"). Beneficial shareholders should note that only proxies deposited by shareholders whose names appear on the records of Enserco as registered shareholders can be recognized and acted upon at the special meeting. If Enserco common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder's name on the records of Enserco. Such common shares will more likely be registered under the name of the shareholder's broker or a nominee of that broker. In Canada, the vast majority of these shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited), which acts as nominee for many Canadian brokerage firms. In the United States, shares are often registered under the name of CEDE & Co. (the registration name for The Depository Trust Company), which acts as nominee for many U.S. brokerage firms. Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the beneficial shareholder.

Applicable regulatory policy requires brokers to seek voting instructions from beneficial shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial shareholders in order to ensure that their common shares are voted at the special meeting. Often the form of proxy supplied to a beneficial shareholder by his/her broker is identical to the form of proxy provided by Enserco to the registered shareholders, optionholders and warrantholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the beneficial shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC") in Canada and ADP Proxy Services in the United States. IICC and ADP Proxy Services typically prepare a machine-readable proxy form, mail those forms to the beneficial shareholders and ask beneficial shareholders to return the proxy forms to IICC and ADP Proxy Services. IICC or ADP Proxy Services then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of common shares at the special meeting.

A beneficial shareholder receiving a proxy form from IICC or ADP Proxy Services cannot use that proxy to vote common shares directly at the special meeting — the proxy must be returned to IICC or ADP Proxy Services well in advance of the special meeting in order to have the common shares represented by such proxy voted.

Appointment of Proxy and Discretionary Authority. **As a shareholder, optionholder or warrantholder you have the right to appoint a person who need not be a shareholder, optionholder or warrantholder of Enserco, other than persons designated in the form of proxy accompanying this circular, as nominee to attend and act for and on your behalf at the special meeting and may exercise such right by inserting the name of such person in the blank space provided on the form of proxy.**

The form of proxy accompanying this circular confers discretionary authority upon the proxy nominees with respect to amendments or variations to the matters identified in the accompanying notice of special meeting and other matters which may properly come before the special meeting.

Your common shares, options and warrants represented by proxies at the special meeting will be voted in accordance with your instructions where you have specified a choice with respect to any matter to be voted upon. In the absence of such specification, your common shares, options and warrants will be voted FOR such matter or matters proposed in this circular.

Management of Enserco knows of no matters to come before the special meeting other than the matters referred to in the accompanying notice of the special meeting. However, if any other matters which are not now known to management should properly come before the special meeting, the common shares, options and warrants represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

Revocation of Proxies. **Proxies given by shareholders, optionholders or warrantholders for use at the special meeting may be revoked at any time prior to their use.** A shareholder, optionholder or warrantholder giving a proxy may revoke the proxy (1) by instrument in writing executed by the shareholder, optionholder or warrantholder or by his or her attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing, and deposited either at the registered office of Enserco (as set forth in this circular) or with Computershare Trust Company of Canada at either Suite 600, 530 — 8th Avenue S.W., Calgary, Alberta T2P 3S8 or P.O. Box 7021, 31 Adelaide Street E., Toronto, Ontario, M5C 3H2 at any time up to and including 5:00 p.m. (Calgary time) on the last business day preceding the day of the special meeting, or any adjournment or postponement thereof, or with the chairman of the special meeting on the day of such special meeting or adjournment or postponement thereof, (2) by a duly executed proxy bearing a later date or time than the date or time of the proxy being revoked, (3) by voting in person at the special meeting (although attendance at the special meeting will not in and of itself constitute a revocation of a proxy), or (4) in any other manner permitted by law.

Required Votes. Enserco shareholders, optionholders and warrantholders are entitled to one vote for each Enserco share, option or warrant held. The special resolution, in the form of Annex A, in respect of the proposed plan of arrangement set forth in full in Annex D, must be approved by the affirmative vote of not less than two-thirds of the aggregate of the votes cast by the Enserco shareholders, optionholders and warrantholders, voting together as a class, present (in person or by proxy) and entitled to vote at the special meeting.

All of the directors and four senior officers of Enserco entered into separate agreements with Nabors whereby they have agreed to vote the Enserco common shares and options held by such persons in favour of the arrangement. As a result, the holders of approximately 15.5% of the aggregate votes entitled to be cast at the special meeting in respect of the arrangement have agreed to vote in favour of the arrangement. See

"Description of the Transaction — Concurrent Agreements with Certain Securityholders". In addition, an affiliate of Nabors acquired, March 18, 2002, approximately 20.5% of the issued and outstanding Enserco common shares as of February 25, 2002, pursuant to certain share purchase agreements. See "Description of the Transaction — Concurrent Agreements with Certain Securityholders". Nabors intends to vote those shares in favour of the arrangement.

Principal Holders of Common Shares

To the knowledge of the directors and senior officers of Enserco, the following persons beneficially own, directly or indirectly, or exercise control or direction over Enserco common shares carrying more than 10% of the voting rights attached to all outstanding Enserco common shares, as of March 18, 2002.

Name	Number of common shares	Percentage of common shares
John E. Hokanson	2,961,674(1)	11.3%
Fidelity Management & Research Company/Fidelity Management Trust Company	3,144,222(2)	12.0%
Nabors Exchangeco (Canada) Inc.	5,366,874(3)	20.5%

NOTES:

(1) These common shares are held by a holding company controlled by John E. Hokanson.

(2) Fidelity has control of such shares through accounts and funds managed by Fidelity, based on the early warning report filed by Fidelity with the Canadian securities authorities on March 4, 2002.

(3) Nabors has also entered into agreements with the holders of 3,748,795 Enserco common shares and the holders of options to purchase an additional 511,240 Enserco common shares pursuant to which those holders have agreed to vote their shares and options in favour of the arrangement. Those Enserco common shares and options represent an additional approximately 15.5% of the issued and outstanding Enserco common shares, calculated on the basis that such options and all warrants to acquire Enserco common shares are exercised.

ENSERCO EXECUTIVE COMPENSATION

The following table sets forth all annual and long-term compensation (in Canadian dollars) for services in all capacities to Enserco for the last three fiscal years ended December 31 in respect of each of the individuals who were, at December 31, 2001, the Chief Executive Officer, and the other four most highly compensated executive officers of Enserco (the "named executive officers"):

Summary Compensation Table

Annual Compensation					Long Term Compensation Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
John Hokanson President and CEO	1999	Nil	Nil	120,000(2)	Nil	Nil	Nil	Nil
	2000	Nil	Nil	280,000(3)	84,769	Nil	Nil	Nil
	2001	250,000	150,000	Nil	50,000	Nil	Nil	57,030
Bill Lingard(4) Executive Vice President and Chief Operating Officer	2000	160,000	51,200(5)	Nil	67,500	Nil	Nil	Nil
	2001	176,000	100,000	Nil	40,000	Nil	Nil	Nil
Rick Rutherford(6) Senior Vice President, Drilling Services	2000	123,077	100,000(7)	Nil	37,675	Nil	Nil	Nil
	2001	158,264	110,000	Nil	30,000	Nil	Nil	25,347
Kevin Nugent Vice President Finance, CFO and Corporate Secretary	1999	126,000	Nil	Nil	25,000(8)	Nil	Nil	Nil
	2000	126,000	65,320(5)	Nil	35,050(9)	Nil	Nil	Nil
	2001	137,533	80,000	Nil	30,000	Nil	Nil	Nil
Stuart Watson Vice President, Marketing	1999	120,000	75,000(10)	Nil	18,750(8)	Nil	Nil	Nil
	2000	120,000	38,400(5)	Nil	6,000(9)	Nil	Nil	Nil
	2001	115,862	Nil	Nil	Nil	Nil	Nil	339,034(11)

NOTES:

(1) The value of perquisites and benefits, if any, for each named executive officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus.

(2) Effective January 31, 2000, Mr. Hokanson assumed the role of President, Chief Executive Officer and Director of Tetonka Drilling Inc. Mr. Hokanson's compensation for the fiscal year ended December 31, 1999 has been presented based on his compensation received from H&R Drilling Inc. during the fiscal year ended December 31, 1999. J&S Hokanson Investments Ltd., a company controlled by Mr. Hokanson, received a management fee of $120,000 during the fiscal year ended December 31, 1999.

(3) Effective October 31, 2000, Mr. Hokanson assumed the role of President and Chief Executive Officer of Enserco. Mr. Hokanson's compensation for the fiscal year ended December 31, 2000 has been presented based on his compensation received from Tetonka Drilling Inc. during the fiscal year ended December 31, 2000. J&S Hokanson Investments Ltd., a company controlled by Mr. Hokanson, received compensation of $180,000 during the fiscal year ended December 31, 2000 plus an additional $100,000 bonus amount paid by Enserco in March 2001.

(4) Mr. Lingard commenced employment with Enserco on January 1, 2000.

(5) Paid in February, 2001.

(6) Mr. Rutherford became the Senior Vice President of Drilling Services on October 17, 2000. Prior thereto he was the General Manager of Tetonka Drilling Inc., but was not an officer of the corporation.

(7) Paid in January, 2001.

(8) Awarded this additional compensation in March of 1999 for performance in 1998.

(9) In February of 2000, Mr. Nugent was granted 6,300 stock options and Mr. Watson was granted 6,000 stock options as additional compensation for performance in 1999.

(10) Awarded this additional compensation in 1999 for performance in 1997.

(11) Mr. Watson left the employment of Enserco on December 3, 2001. Pursuant to the terms of his employment agreement, Mr. Watson was paid a retirement allowance equivalent to two years of salary including bonus.

Long-Term Incentive Plan Awards to Named Executive Officers

No long-term incentive plan awards were made to any named executive officer during the financial year ended December 31, 2001.

Options & SARs Granted to Named Executive Officers

The following table sets forth particulars concerning individual grants of options to purchase or acquire securities of Enserco and its subsidiaries, if any, and stock appreciation rights ("SARs"), made to each of the Named Executive Officers during the financial year ended December 31, 2001.

Name	Date of Grant in 2001	Securities Under Options/SARs Granted (#)(1)	% of Total Options Granted to Employees in Financial Year(2)	Exercise Price or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
John Hokanson	November 26	50,000	13.2	11.40	11.40	November 25, 2006
Bill Lingard	November 26	40,000	10.6	11.40	11.40	November 25, 2006
Rick Rutherford	November 26	30,000	7.9	11.40	11.40	November 25, 2006
Kevin Nugent	November 26	30,000	7.9	11.40	11.40	November 25, 2006
Stuart Watson	Nil	Nil	Nil	Nil	Nil	Nil

NOTES:

(1) Enserco common shares.

(2) Includes both employee and director stock options.

Options & SAR's Exercised by Named Executive Officers

The following table sets forth particulars concerning each exercise of options and SARs by each of the Named Executive Officers during the financial year ended December 31, 2001, and the financial year-end value of unexercised options and SARs based on the December 31, 2001 closing price of Enserco common shares on the TSE of $13.15:

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year End Options/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/Unexercisable
John Hokanson	Nil	Nil	73,180 Exercisable/ 61,589 Unexercisable	$320,209 Exercisable/ $203,851 Unexercisable
Bill Lingard	15,000	109,200	53,333 Exercisable/ 39,167 Unexercisable	$141,333 Exercisable/ $68,537 Unexercisable
Rick Rutherford	Nil	Nil	35,117 Exercisable/ 32,558 Unexercisable	$146,852 Exercisable/ $99,674 Unexercisable
Kevin Nugent	15,000	132,417	49,617 Exercisable/ 31,683 Unexercisable	$109,300 Exercisable/ $63,745 Unexercisable
Stuart Watson	47,750	177,338	12,500 Exercisable/ 2,000 Unexercisable	$0 Exercisable/ $9,500 Unexercisable

Termination of Employment, Change in Responsibilities and Employment Contracts

Enserco has entered into employment agreements with two of its named executive officers, Bill Lingard and Kevin Nugent. The agreements are for an indefinite period. The compensation paid consists of: (i) a salary of $192,000 for Mr. Lingard and $148,000 for Mr. Nugent; (ii) bonuses at the discretion of the Board; and (iii) stock options at the discretion of the Board pursuant to the Enserco Stock Option Plan. If any such officer's employment is terminated without just cause, such officer will be entitled to compensation equal to two times that officer's yearly compensation including bonus.

Except as referred to in the employment agreements described above, neither Enserco nor any of its subsidiaries has any plan or arrangement with respect to compensation to its named executive officers which would result from the resignation, retirement or any other termination of the named executive officers' employment with Enserco and its subsidiaries or from a change of control of Enserco or any subsidiary of Enserco or a change in the named executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

Enserco compensates its non-executive directors for their services in their capacity as directors by a grant of directors' stock options, annual fees of $8,000 plus $1,000 per board or committee meeting attended, as well as reimbursement of out-of-pocket expenses.

Indebtedness of Directors and Officers

No director, executive officer or other senior officer of Enserco, or any associate of any such director or officer is, or has been at any time since the beginning of the most recently completed financial year of Enserco, indebted to Enserco or any of its subsidiaries nor is, or at any time since the beginning of the most recently completed financial year of Enserco has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Enserco or any of its subsidiaries.

Enserco Committees

The Enserco board of directors has established an Executive Committee and an Audit and Corporate Governance Committee. The members of the Executive Committee are John Geddes, Antonie Vanden Brink and Tim Swinton and the members of the Audit and Corporate Governance Committee are Tim Swinton, John Geddes and Charles Spence.

Liability Insurance of Directors and Officers of Enserco

Enserco provides directors' and officers' liability insurance for its directors and officers. The insurance protects Enserco against liability, including costs, subject to standard policy exclusions, which may be incurred by directors and/or officers acting in their capacity as such for Enserco and its subsidiaries. All directors and officers of Enserco and its subsidiaries, including the former officers and directors of Tetonka Drilling Inc., are covered by the policy on a blanket basis and the amount of insurance applies collectively to all such persons.

The annual premium in 2001 was $30,000 and was paid entirely by Enserco. No allocation of premium was made to directors as a group or officers as a group. The amount of insurance purchased is a $10,000,000 Limit of Liability subject to an annual aggregate of $10,000,000. Losses are subject to a deductible of $50,000 with respect to securities claims and a deductible of $50,000 with respect to all other coverages.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The independent chartered accountants of Enserco are KPMG LLP. The independent public accountants of Nabors are PricewaterhouseCoopers LLP.

The transfer agent for the common shares of Enserco is Computershare Trust Company of Canada at 600, 530 – 8th Ave. S.W., Calgary, Alberta T2P 3S8. EquiServe at 525 Washington Boulevard, Jersey City, NJ 07310, is transfer agent and registrar for the shares of Nabors common stock. Concurrently with the closing, Computershare Trust Company of Canada will be appointed as transfer agent and registrar for the exchangeable shares. Computershare Trust Company of Canada will also be trustee under the Voting and Exchange Trust Agreement.

LEGAL MATTERS

Certain legal matters in connection with the transaction will be passed upon by Blake, Cassels & Graydon LLP, Calgary, Alberta and Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York on behalf of Enserco. The partners and associates, as a group, of each of Blake, Cassels & Graydon LLP and Paul, Weiss, Rifkind, Wharton & Garrison beneficially own less than 1% of the outstanding Enserco common shares and less than 1% of the outstanding shares of Nabors common stock.

Certain legal matters in connection with the transaction will be passed upon by Stikeman Elliott, Calgary, Alberta. The partners and associates, as a group of each of Stikeman Elliott and Skadden, Arps, Slate, Meagher & Flom LLP beneficially own less than 1% of the outstanding Enserco common shares and less than 1% of the outstanding shares of Nabors common stock.

AVAILABLE INFORMATION

Enserco files reports, information circulars and other information with the Canadian securities administrators in certain of the provinces of Canada. The Canadian securities administrators maintain a web site that contains all public information filed electronically with any Canadian securities administrator. The address of this web site is www.sedar.com. The address of Enserco's web site is www.enserco.ca. The contents of Enserco's web site are not part of this document.

Nabors files reports, proxy statements and other information with the United States Securities and Exchange Commission ("SEC"). Shareholders, optionholders and warrantholders may read and copy any reports, statements or other information Nabors files at the SEC's public reference rooms in Washington, D.C. and Chicago, Illinois. Shareholders, optionholders and warrantholders may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Shares of Nabors common stock are listed on the AMEX and reports, information circulars and other information regarding Nabors can be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006. The SEC maintains a web site that contains all information filed electronically with the SEC. The address of the SEC's web site is www.sec.gov. The address of Nabors' web site is www.nabors.com. The contents of Nabors' web site are not part of this document.

No person is authorized to give any information or to make any representation not contained in this information circular and, if given or made, such information or representation should not be relied upon as having been authorized. This information circular does not constitute the solicitation of a proxy by any person in any jurisdiction in which such a solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such a solicitation. Neither delivery of this information circular nor any distribution of the securities referred to in this information circular shall, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this information circular.

APPROVAL OF THE ENSERCO BOARD OF DIRECTORS

The contents of this circular and its sending to Enserco securityholders have been approved by the Enserco board of directors.

March 20, 2002

John W.H. Geddes
Chairman of the Board

ANNEX A

ARRANGEMENT RESOLUTION

SPECIAL RESOLUTION OF THE SHAREHOLDERS, OPTIONHOLDERS AND WARRANTHOLDERS

BE IT RESOLVED THAT:

1. The arrangement (the "**Arrangement**") under Section 192 of the *Canada Business Corporations Act* (the "**Act**") involving Enserco Energy Service Company Inc. (the "**Corporation**"), substantially as set out in the plan of arrangement (the "**Plan of Arrangement**") attached as Schedule B to the Acquisition Agreement dated February 25, 2002 between Nabors Industries, Inc. and the Corporation (as amended and restated from time to time, the "**Acquisition Agreement**") is hereby authorized, approved and adopted.

2. The Plan of Arrangement is hereby authorized, approved and adopted.

3. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders, optionholders and warrantholders of the Corporation or that the Arrangement has been approved by the Court of Queen's Bench of Alberta, the directors of the Corporation are hereby authorized and empowered (i) to amend the Acquisition Agreement or the Plan of Arrangement to the extent permitted by the Acquisition Agreement, and (ii) not to proceed with the Arrangement without further approval of the shareholders, optionholders and warrantholders of the Corporation, but only if the Acquisition Agreement is terminated in accordance with Section 10.1 thereof.

4. Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute, under the seal of the Corporation or otherwise, and to deliver articles of arrangement, and such other documents as are necessary or desirable, to the Director under the Act in accordance with the Acquisition Agreement for filing.

5. Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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ANNEX B

AMENDED AND RESTATED
ACQUISITION AGREEMENT

BETWEEN:

NABORS INDUSTRIES, INC., a corporation incorporated under the laws of Delaware,

– and –

ENSERCO ENERGY SERVICE COMPANY INC., a corporation incorporated under the laws of Canada.

TABLE OF CONTENTS

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

ARTICLE 8
REPRESENTATIONS AND WARRANTIES OF ACQUIROR

ARTICLE 9
CONDITIONS

ARTICLE 10
TERMINATION

ARTICLE 11
MISCELLANEOUS

THIS AMENDED AND RESTATED ACQUISITION AGREEMENT made as of the 25th day of February, 2002, as amended and restated on March 18, 2002 with effect as of and from February 25, 2002.

BETWEEN:

NABORS INDUSTRIES, INC., a corporation incorporated under the laws of Delaware,
("**Acquiror**")

– and –

ENSERCO ENERGY SERVICE COMPANY INC., a corporation incorporated under the laws of Canada,
(the "**Corporation**")

RECITALS

WHEREAS:

A. The Acquiror has made a proposal to acquire all of the outstanding Shares (as defined in Article 1) at a price of $15.50 per Share, plus additional consideration, (payable, at the election of each Shareholder (as defined in Article 1) in cash or in exchangeable shares of a Canadian subsidiary of Acquiror) pursuant to the Plan of Arrangement (as defined in Article 1);

B. The Board of Directors (as defined in Article 1) has determined that it would be in the best interests of the Corporation and its Shareholders to recommend acceptance of the Arrangement (as defined in Article 1) to the Shareholders, to cooperate with Acquiror and to take all reasonable action to support the Arrangement; and

C. The Board of Directors has determined that it would be in the best interests of the Corporation and the Shareholders to enter into this Agreement (as defined in Article 1).

NOW THEREFORE IN CONSIDERATION of the mutual covenants set out below, Acquiror and the Corporation agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions

In this Agreement, unless the context otherwise requires, the following terms have the meanings specified:

"**Acquiror Shares**" means shares in the common stock of Acquiror;

"**Acquisition Proposal**" means a proposal or offer by any Person (other than Acquiror or an affiliate of Acquiror), whether or not subject to conditions and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of the Corporation or any Subsidiary of the Corporation or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding voting shares of the Corporation, whether by means of an arrangement or amalgamation, a merger, consolidation or other business combination, a sale of shares or assets, a take-over bid, tender offer or exchange offer, or any other transaction involving the Corporation or any Subsidiary of the Corporation, including, without limitation, any single or multi-step transaction or series of related transactions structured to permit such Person to acquire beneficial ownership of all or a material portion of the assets of the Corporation or any Subsidiary of the Corporation or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting shares of the Corporation (other than the transaction contemplated by this Agreement);

"**Act**" means the *Canada Business Corporations Act* as the same has been and may hereafter from time to time be amended;

"**affiliate**" has the meaning set forth in the *Securities Act* (Alberta);

"**Agreement**", and "**this Agreement**", and similar expressions refer to this Agreement, as the same may be amended, restated or supplemented from time to time and, where applicable, to the appropriate Schedules to this Agreement;

"**Arrangement**" means the arrangement under Section 192 of the Act on the terms and conditions set out in the Plan of Arrangement;

"**Arrangement Resolution**" means the special resolution of the Shareholders to be substantially as set forth in Schedule A hereto;

"**Articles of Arrangement**" means the articles of arrangement of the Corporation in respect of the Arrangement that are required by the Act to be sent to the Director after the Final Order;

"**Board of Directors**" means the board of directors of the Corporation as constituted from time to time;

"**Business Day**" means any day excepting a Saturday, Sunday or statutory holiday in Calgary, Alberta or Houston, Texas;

"**Callco**" means 3064297 Nova Scotia Company, an unlimited liability company incorporated under the laws of the Province of Nova Scotia which, at the Effective Time, will be an indirect wholly-owned Subsidiary of Acquiror;

"**Canco**" means Nabors Exchangeco (Canada) Inc., an indirect wholly-owned Subsidiary of Acquiror incorporated under the Act;

"**Closing**" means the closing of the Arrangement and the transactions contemplated hereby;

"**Closing Date**" means the date of Closing;

"**Confidentiality Agreement**" means the confidentiality agreement made as of December 10, 2001 between Acquiror and the Corporation;

"**Court**" means the Court of Queen's Bench of Alberta;

"**date hereof**", "**date of this Agreement**" and other similar terms mean, unless the context otherwise requires, February 25, 2002;

"**diluted basis**" means, with respect to the number of outstanding Shares at any time, such number of outstanding Shares calculated assuming that all outstanding in-the-money Options, rights (including Share Purchase Rights and Warrants) and other securities entitling the holder to acquire Shares are exercised;

"**Director**" means the Director appointed pursuant to Section 260 of the Act;

"**Disclosure Letter**" means the letter delivered by the Corporation to Acquiror on the date of this Agreement, in each case referencing the Section or subsection of this Agreement in respect of which disclosure is being made;

"**Dissent Rights**" means the rights of dissent in respect of the Arrangement Resolution discussed in Section 3.1 of the Plan of Arrangement;

"**Effective Date**" means the effective date of the Arrangement, being the date shown on the certificate of arrangement issued by the Director under the Act giving effect to the Arrangement;

"**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

"**Employee Obligations**" means any obligations or liabilities of the Corporation or any Subsidiary of the Corporation to pay any amount to its officers, directors, or employees, other than for salary, bonuses under their existing bonus arrangements and directors' fees in the ordinary course in each case in amounts consistent with historic practices and, without limiting the generality of the foregoing, Employee Obligations shall include the obligations or liabilities of the Corporation or any of its Subsidiaries to officers or employees (i) for severance or termination payments on the change of control of the Corporation pursuant to any executive involuntary severance and termination agreements in the case of officers and pursuant to the Corporation's severance policy in the case of employees and (ii) for retention bonus payments pursuant to any retention bonus program but shall exclude any statutory or common law obligations or liabilities in respect of termination or severance;

"**Encumbrance**" includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest or trust, royalty, carried, working, participation or net profits interest or other third party interest and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

"**Exchangeable Shares**" means exchangeable shares of Canco having attributes substantially as set forth in Appendix 1 to the Plan of Arrangement;

"**Fee Event**" has the meaning set forth in Section 4.1;

"**Final Order**" has the meaning set forth in Section 2.1;

"**Financial Statements**" means the audited financial statements of the Corporation as at and for the period ended December 31, 2001;

"**Governmental Entity**" means any (i) multinational, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

"**Interim Order**" has the meaning set forth in Section 2.1;

"**in-the-money**" means, in respect of Options, Warrants or Share Purchase Rights, such of them as have an exercise price per Share less than the Per Share Price;

"**Material**" means, where used in relation to the Corporation or Acquiror, a fact, asset, liability, transaction or circumstance concerning the business, operations, results of operations, assets, capitalization, financial condition, rights, liabilities, prospects or privileges, whether contractual or otherwise, of the Corporation and its Subsidiaries or Acquiror and its Subsidiaries, as the case may be, in either case considered as a whole, that: (i) is materially adverse to the business of the Corporation and its Subsidiaries or Acquiror and its Subsidiaries, in either case considered as a whole; (ii) would be reasonably likely to have a significant effect on the market price or value of the Shares or Acquiror Shares, as the case may be (in either (i) or (ii) other than resulting from: (A) conditions affecting the oil and gas industry as a whole or the oil and gas services industry as a whole; (B) general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (C) changes in the market price of crude oil or natural gas); or (iii) would prevent or materially delay completion of the Arrangement in accordance with this Agreement; provided that, a fact, asset, liability, transaction or circumstance shall be considered to be Material if its value or financial effect (net of reasonably anticipated insurance recoveries in respect thereof) exceeds, in the aggregate, $10,000,000 in respect of the Corporation and its Subsidiaries or $165,000,000 in respect of Acquiror and its Subsidiaries;

"**Material Adverse Change**", in respect of the Corporation or the Acquiror, means any change (or changes which in the aggregate would be material) (or any condition, event or development involving a prospective material change) in the business, operations, results of operations, assets, capitalization, financial condition, rights, liabilities, prospects or privileges, whether contractual or otherwise, of the

Corporation or the Acquiror, as the case may be, or any of its Subsidiaries which is materially adverse to the business thereof considered as a whole, other than a change: (i) which has prior to the date hereof been publicly disclosed or otherwise disclosed herein or in the Disclosure Letter; (ii) resulting from conditions affecting the oil and gas industry as a whole or the oil and gas services industry as a whole; (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) resulting from changes in the market price of crude oil or natural gas; provided that such change or changes shall be considered to be material if its or their value or financial effect (net of reasonably anticipated insurance recoveries in respect of such change) exceeds, in the aggregate, $10,000,000 in respect of the Corporation and its Subsidiaries or $165,000,000 in respect of Acquiror and its Subsidiaries;

"**Material Contract**" means an agreement or understanding (whether or not in writing) to which the Corporation or any of its Subsidiaries is a party or by which any thereof is bound: pursuant to which the Corporation or any of its Subsidiaries has or may have an obligation in excess of, or having a value in excess of, $500,000 annually; which has a term in excess of 90 days without being terminable by the Corporation or its Subsidiary without penalty and is an aggregate obligation in excess, or having a value in excess of, $200,000; or which is a footage or turnkey drilling contract or a day work contract having a term in excess of 60 days;

"**misrepresentation**" has the meaning set forth in the *Securities Act* (Alberta);

"**Options**" means the outstanding options to acquire common shares in the capital of the Corporation (i) under the Stock Option Plan, or (ii) pursuant to the Predecessor Option Agreements;

"**Per Share Price**" means that amount calculated to four decimal places equal to Cdn.$15.50 plus additional consideration calculated at the rate of 6% per annum thereon from, but not including, February 25, 2002 to and including the Effective Date;

"**Person**" includes an individual, partnership, trust, firm, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

"**Plan of Arrangement**" means the plan of arrangement substantially in the form attached hereto as Schedule B and any amendments or variation thereto made in accordance with Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

"**Predecessor Corporations**" means those corporations which merged with the Corporation pursuant to various amalgamations including, without limitation, Trimat Well Servicing Inc., Pink Panther Oilfield Services Ltd. and Swab-Tech Inc.;

"**Predecessor Option Agreements**" means the agreements between the Corporation and certain individuals pursuant to which options to acquire securities of entities previously acquired by the Corporation were exchanged for options to acquire Shares;

"**Proxy Circular**" means the management information circular of the Corporation to be sent to the Shareholders and the holders of Options, Warrants and Share Purchase Rights in connection with the Shareholder Meeting (including, without limitation, information incorporated by reference);

"**Public Record**" means all information and materials filed by, or on behalf of, the Corporation or any of the Predecessor Corporations with any of the Securities Authorities available through the SEDAR or EDGAR websites as of the date of this Agreement;

"**Real Property**" has the meaning set forth in Section 7.1(v);

"**Regulatory Approvals**" means all approvals, consents and authorizations of all Governmental Entities and other regulators (including stock exchanges) reasonably necessary or desirable in connection with the Arrangement and the other transactions contemplated hereby;

"**SEC**" means the Securities and Exchange Commission of the United States;

"**Securities Authorities**" means the appropriate securities commission or similar regulatory authorities in Canada and each of the provinces and territories thereof and in the United States and each of the states thereof;

"**Securities Laws**" means, collectively, all applicable Canadian provincial and territorial corporate and securities laws, United States securities laws, the "blue sky" or securities laws of the states of the United States and any other applicable securities laws;

"**Shareholders**" means the holders of Shares from time to time;

"**Shareholder Meeting**" means the special meeting of the Shareholders and holders of Options, Warrants and Share Purchase Rights, including any adjournments or postponement thereof, to be called and held in accordance with the Interim Order to consider and, if deemed advisable, approve the Arrangement Resolution;

"**Share Purchase Rights**" means rights to acquire Shares issued pursuant to the Cooperation Agreement made as of June 18, 2001 between Bonus Well Servicing Partnership and Polar Energy Services Ltd. and the agreement made and entered into as of June 1, 2001 between Kuukpik/ H & R Drilling LLC and H & R Drilling Alaska Inc.;

"**Shares**" means common shares in the share capital of the Corporation;

"**Stock Option Plan**" means the stock option plan of the Corporation approved by the Board of Directors on April 12, 2001;

"**Subsidiary**" has the meaning set forth in the Act in respect of the Corporation or the Acquiror, as the context requires, and, in respect of the Corporation, includes (without limitation) each partnership or other entity controlled, directly or indirectly, by the Corporation including those Persons listed in Schedule D hereto provided that Subsidiaries shall not include such Persons as: (i) are inactive and have no assets or property beyond a nominal amount; (ii) do not own shares or other securities of any other Subsidiary; and (iii) none of the Corporation or the Subsidiaries of the Corporation are liable jointly, as a guarantor, a surety or otherwise for any liabilities or obligations thereof;

"**Superior Proposal**" has the meaning set forth in Section 3.2(a);

"**Support Agreement**" means the agreement to be substantially as set forth in Schedule E hereto;

"**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended;

"**Voting and Exchange Trust Agreement**" means the agreement to be substantially as set forth in Schedule F hereto; and

"**Warrants**" means the warrants to purchase 500,000 Shares represented by and provided for in Warrant Certificate No. 98-1 dated November 13, 1998 issued by the Corporation to SCF IV, L.P., as amended December 12, 2001.

1.2 Singular, Plural, etc.

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3 Deemed Currency

In the absence of a specific designation of any currency, any undescribed dollar amount herein shall be deemed to refer to Canadian dollars.

1.4 Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Decision by Board of Directors

Any reference herein to a decision or determination, unanimous or otherwise, of the Board of Directors means a decision or determination by a quorum of the directors of the Corporation entitled to vote under the Act and the constating documents of the Corporation.

1.6 Interpretation Not Affected by Party Drafting

The parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

ARTICLE 2
THE ARRANGEMENT

2.1 Implementation Steps by the Corporation

The Corporation agrees that it shall:

(a) as soon as reasonably practicable, and in any event, on or before March 22, 2002, apply to the Court in a manner acceptable to Acquiror acting reasonably, under Section 192 of the Act for an order approving the Arrangement and for an interim order, (the "**Interim Order**") providing for, among other things, the calling and holding of the Shareholder Meeting, and thereafter proceed with and diligently seek the Interim Order;

(b) lawfully convene and hold the Shareholder Meeting as soon as reasonably practicable and, in any event, on or before April 30, 2002;

(c) subject to obtaining the approvals as are required by the Interim Order, proceed with and diligently pursue the application to the Court for a final order of the Court approving the Arrangement in form and substance satisfactory to Acquiror, acting reasonably, (the "**Final Order**"); and

(d) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each party, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the Act to give effect to the Arrangement.

2.2 Implementation Steps by Acquiror

Acquiror agrees that, on or prior to the Effective Date and subject to the satisfaction or waiver of the conditions herein contained in favour of Acquiror:

(a) Acquiror, Callco and Canco shall execute and deliver the Support Agreement;

(b) Acquiror and Canco shall execute and deliver the Voting and Exchange Trust Agreement; and

(c) Acquiror shall issue to the trustee under the Voting and Exchange Trust Agreement such share or shares as required by the Voting and Exchange Trust Agreement.

2.3 Interim Order

The notice of motion for the application referred to in Section 2.1 shall request that the Interim Order provide, among other things:

(a) for the class of persons to whom notice is to be provided in respect of the Arrangement and the Shareholder Meeting and for the manner in which such notice is to be provided;

(b) that the requisite approval for the Arrangement Resolution shall be 66⅔% of the votes cast on the Arrangement Resolution by Shareholders and holders of Options, Warrants and Share Purchase Rights, voting together as a single class, present in person or by proxy at the Shareholder Meeting (such that each holder of Shares is entitled to one vote for each Share held and each holder of an Option, Warrant or Share Purchase Right is entitled to one vote for each Share such holder would have received on a valid exercise of such Option, Warrant or Share Purchase Right, as the case may be);

(c) that, in all other respects, the terms, restrictions and conditions of the governing documents of the Corporation, including quorum requirements and all other matters, shall apply in respect of the Shareholder Meeting; and

(d) for the grant of the Dissent Rights.

2.4 Dissenting Securities

Each Shareholder and each holder of an Option, Warrant or Share Purchase Right may exercise Dissent Rights in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the Act and the Interim Order (such holders referred to as "**Dissenters**" or as "**Dissenting Shareholders**" when referring exclusively to Shareholders). The Corporation shall give Acquiror (i) prompt notice of any written notices of exercise of rights of dissent, withdrawals of such notices, and any other instruments served pursuant to the Act and received by the Corporation and (ii) the opportunity to participate in all negotiations and proceedings with respect to such rights. Without the prior written consent of Acquiror, except as required by applicable law, the Corporation shall not make any payment with respect to any such rights or offer to settle or settle any such rights.

2.5 Articles of Arrangement

The Articles of Arrangement shall, together with such other matters as are necessary to effect the Arrangement, implement the Plan of Arrangement.

2.6 Corporation Approval of the Arrangement

(a) The Corporation represents that the Board of Directors, upon consultation with its advisors, has unanimously determined that:

(i) the Arrangement is fair from a financial point of view to the Shareholders and is in the best interests of the Corporation and the Shareholders; and

(ii) the Board of Directors will unanimously recommend that Shareholders vote in favour of the Arrangement, which recommendation may not be withdrawn, modified or changed in any manner except as provided in Section 3.2 or in the event of the termination of this Agreement pursuant to Section 10.1.

(b) The Corporation represents that the Board of Directors has received an oral opinion from the Corporation's financial advisor that the consideration under the Arrangement is fair from a financial point of view to the Shareholders and that such financial advisor will provide a written opinion to such effect on or before the application referred to in Section 2.1(a).

(c) The Corporation represents that its senior officers and directors have advised the Corporation that, at the date hereof, they intend to vote any Shares held by them in favour of the Arrangement Resolution and will so represent in the Proxy Circular.

2.7 Proxy Circular

As promptly as reasonably practicable, the Corporation shall prepare the Proxy Circular (setting forth *inter alia* the recommendation of the Board of Directors set forth in Section 2.6(a) and the opinion of the Corporation's financial advisors referred to in Section 2.6(b) and reflecting the execution of the lock-up agreements referred to in Section 9.2(e) and the intention of the senior officers and directors referred to in Section 2.6(c)) together with any other documents required by Securities Laws or other applicable laws in connection with the approval of the Arrangement by the Shareholders and the Corporation shall, on a confidential basis, provide Acquiror timely opportunity to review and a reasonable period of time in the circumstance to comment on all such documentation and all such documentation shall be reasonably satisfactory to Acquiror before it is filed or distributed to the Shareholders. As promptly as practicable after obtaining the Interim Order and, in any event on or before March 26, 2002, the Corporation shall cause the Proxy Circular and other documentation required in connection with the Shareholder Meeting to be sent to each Shareholder and each holder of an Option, Warrant or Share Purchase Right and filed as required by the Interim Order and applicable laws.

2.8 Securities Compliance

(a) Acquiror shall, or shall cause its Subsidiaries (and the Corporation agrees to cooperate in respect thereof) to use commercially reasonable efforts to obtain all orders required from the applicable Canadian Governmental Entities to permit the issuance and first resale of (i) the Exchangeable Shares issuable pursuant to the Arrangement, and (ii) Acquiror Shares issuable upon exchange of the Exchangeable Shares from time to time and upon exercise of the Warrants from time to time, in each case without qualification with, or approval of, or the filing of any prospectus or similar document, or undertaking, from any Canadian Governmental Entity under any Canadian federal, provincial or territorial securities or other laws or pursuant to the rules and regulations of any Governmental Entity administering such laws, or the fulfilment of any other legal requirement in any such jurisdiction (other than, with respect to such first resale being from the holdings of a "**control person**" for purposes of Canadian Securities Laws).

(b) Acquiror agrees to file a registration statement on Form S-3 (or other applicable form) (the "**S-3 Registration Statement**") with the SEC in order to register under the U.S. Securities Act the Acquiror Shares issuable from time to time after the Effective Time upon exchange of the Exchangeable Shares and from time to time upon exercise of the Warrants, and shall use all commercially reasonable efforts to cause the S-3 Registration Statement to become effective and to maintain the effectiveness of such registration so long as any Exchangeable Shares remain outstanding (other than those Exchangeable Shares held by Acquiror or any of its affiliates).

2.9 Preparation of Filings

(a) Acquiror and the Corporation shall, acting reasonably and promptly in the circumstances, cooperate in:

(i) the preparation of any application for the orders and the preparation of any required registration statements and any other documents reasonably deemed by Acquiror or the Corporation to be necessary to discharge their respective obligations under Securities Laws in connection with the Arrangement and the other transactions contemplated hereby;

(ii) the taking of all such action as may be required under any applicable Securities Laws (including "blue sky laws") in connection with the issuance of the Exchangeable Shares and Acquiror Shares in connection with the Arrangement; provided, however, that with respect to the United States "blue sky" and Canadian provincial qualifications neither Acquiror nor the Corporation shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject, except as to matters and transactions arising solely from the offer and sale of the Exchangeable Shares and Acquiror Shares; and

(iii) the taking of all such action as may be required under the Act in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(b) Each of Acquiror and the Corporation agree to promptly furnish to the other all information concerning it, the Shareholders and the holders of Options, Warrants and Share Purchase Rights as may be required for the effectuation of the actions described in Sections 2.7 and 2.8 and the foregoing provisions of this Section 2.9, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished.

(c) Each of Acquiror and the Corporation agree to promptly notify the other if at any time before or after the Effective Time it becomes aware that the Proxy Circular or an application for an order or a registration statement described in Section 2.8 contains any misrepresentation or any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Proxy Circular or such application or registration statement. In any such event, Acquiror and the Corporation agree to cooperate in the preparation of a supplement or amendment to the Proxy Circular or such other document, as required and as the case may be, and, if required, shall cause the same to be distributed to the Shareholders and holders of Options, Warrants or Share Purchase Rights or filed with the relevant securities regulatory authorities.

(d) The Corporation shall ensure that the Proxy Circular complies with all applicable laws and, without limiting the generality of the foregoing, that the Proxy Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained there not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by Acquiror). Without limiting the generality of the foregoing, the Corporation shall ensure that the Proxy Circular complies with OSC Rule 54-501 and the Interim Order and provides Shareholders and holders of Options, Warrants or Share Purchase Rights with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be place before them at the Shareholder Meeting. The Corporation shall ensure that none of the information supplied or to be supplied by the Corporation for inclusion or incorporation by reference in the S-3 Registration Statement will at the time such registration statement is declared or becomes effective contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein in light of the circumstances under which they were made not misleading. The Corporation will take all reasonable steps within its control to ensure that the Proxy Circular is prepared as to form in all material respects in compliance with the provisions of the Act and Canadian Securities Laws.

(e) Acquiror shall ensure that the S-3 Registration Statement complies with all U.S. Securities Laws and, without limiting the generality of the foregoing, that such documents do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by the Corporation).

2.10 Cooperation

(a) The Corporation agrees to use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause its Subsidiaries to, perform all obligations required to be performed by the Corporation or any of its Subsidiaries under this Agreement, cooperate with Acquiror in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transaction contemplated in this Agreement and, without limiting the generality of the foregoing, the Corporation shall:

(i) subject to Section 3.2, at the request of Acquiror, solicit from the Shareholders and holders of Options, Warrants or Share Purchase Rights proxies in favour of approval of the Arrangement Resolution and use commercially reasonable efforts to obtain the approval by such Shareholders and holders of Options, Warrants or Share Purchase Rights of the Arrangement Resolution, voting as a single class;

(ii) not adjourn, postpone or cancel (or propose adjournment, postponement or cancellation of) the Shareholder Meeting without Acquiror's prior written consent except as required by applicable laws, or in the case of adjournment, as may be required by Shareholders and holders of Options, Warrants or Share Purchase Rights as expressed by majority resolution, voting as a single class;

(iii) use commercially reasonable efforts to satisfy or cause to be satisfied as soon as reasonably practicable all the conditions precedent that are set forth in Article 9;

(iv) apply for and use commercially reasonable efforts to obtain as promptly as practicable all Regulatory Approvals relating to the Corporation or any of its Subsidiaries and, in doing so, to keep Acquiror reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including, but not limited to, providing Acquiror the opportunity to be present for or participate in all communications with any Governmental Entity and providing Acquiror with copies of all related applications and notifications, in draft form, in order for Acquiror to provide its reasonable comments;

(v) apply for and use commercially reasonable efforts to obtain the Interim Order and the Final Order;

(vi) carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable laws may impose on the Corporation or its Subsidiaries with respect to the transactions contemplated hereby and by the Arrangement;

(vii) use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(viii) use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(ix) effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Corporation or any of its Subsidiaries in connection with the transactions contemplated hereby;

(x) consult with Acquiror prior to making publicly available its financial results for any period after the date of this Agreement provided that the Corporation is not unreasonably impaired in satisfying all disclosure requirements under Securities Laws in respect thereof; and

(xi) use commercially reasonable efforts to obtain all waivers, consents and approvals from other parties to loan agreements, leases or other contracts required to be obtained by the Corporation or a Subsidiary of the Corporation to consummate the transactions contemplated hereby which the failure to obtain would materially adversely affect the ability of the Corporation or its Subsidiaries to consummate the transaction contemplated hereby.

(b) Acquiror agrees that, until the earlier of the Effective Date and the termination of this Agreement pursuant to its terms, in each case except (i) with the consent of the Corporation to any deviation therefrom, or (ii) as expressly contemplated by this Agreement or the Plan of Arrangement, Acquiror shall and will cause its Subsidiaries to:

(i) subject to Section 2.10(c)(vii), not adopt or propose to adopt any amendments to its governing documents or the governing documents of Canco or Acquiror which would have a material adverse impact on the consummation of the transactions contemplated hereby or the economic terms of, or the form of, consideration to be provided pursuant to the Arrangement; and

(ii) not take any action which may jeopardize the exchange of the Shares by Shareholders who are resident in Canada for the purposes of the *Income Tax Act* (Canada) from being treated on a tax deferred basis under the *Income Tax Act* (Canada) for holders who are otherwise eligible for such treatment.

(c) Acquiror agrees to use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause its Subsidiaries to, perform all obligations required to be performed by it or any of its Subsidiaries under this Agreement, cooperate with the Corporation in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transaction contemplated by this Agreement and, without limiting the generality of the following:

(i) use commercially reasonable efforts to satisfy or cause to be satisfied as soon as reasonably practicable all conditions precedent that are set forth in Article 9 hereof;

(ii) apply for and use commercially reasonable efforts to obtain promptly all Regulatory Approvals relating to Acquiror or any of its Subsidiaries, and, in doing so, to keep the Corporation reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including, but not limited to, providing the Corporation with copies of all related applications and notifications, in draft form, in order for the Corporation to provide its reasonable comments;

(iii) carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable laws may impose on Acquiror with respect to the transactions contemplated hereby and by the Arrangement;

(iv) in respect of holders of Shares who are resident in Canada for the purposes of the *Income Tax Act* (Canada) and are not exempt from tax under Part 1 of the *Income Tax Act* (Canada) and who receive Exchangeable Shares under the Arrangement, to cause Canco to enter into elections with any such holders who make elections under Section 85 of the *Income Tax Act* (Canada) and any equivalents thereof under provincial laws;

(v) use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(vi) use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Acquiror or any of its Subsidiaries which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(vii) effect all necessary registrations, filings and submissions of information required by Governmental Entities from Acquiror or any of its Subsidiaries in connection with the transactions contemplated hereby;

(viii) cause the governing documents of Canco to be amended to create the Exchangeable Shares and otherwise as required to effect the transactions contemplated hereby;

(ix) reserve or have available a sufficient number of Acquiror Shares for issuance upon the exchange from time to time of Exchangeable Shares and the exercise from time to time of the Warrants, and use commercially reasonable efforts to cause such Acquiror Shares to be approved for listing on the American Stock Exchange, subject to official notice of issuance, prior to the Effective Time;

(x) use commercially reasonable efforts (A) to cause the Exchangeable Shares to be listed for trading on The Toronto Stock Exchange by the Effective Date and (B) to ensure that Canco remains a "public corporation" within the meaning of the *Income Tax Act* (Canada) for so long as any Canco Exchangeable Shares are outstanding (other than those Exchangeable Shares held by Acquiror or any of its affiliates); and

(xi) not, during the ten trading days preceding the third Business Day prior to the Shareholder Meeting buy back any of its outstanding Acquiror Shares.

2.11 Press Release and Public Disclosure

Each of Acquiror and the Corporation agrees to issue a joint press release in the form agreed to between them prior to the opening of markets on February 26, 2002 and the Corporation agrees to file a copy of this Agreement, as an attachment to a material change report with respect to the Arrangement, as soon as possible with the Securities Authorities having jurisdiction over the Corporation.

2.12 Outstanding Rights to Acquire Shares

The Corporation agrees and represents that the Board of Directors has unanimously resolved that:

(a) The Corporation shall use all commercially reasonable efforts to provide that Persons holding Options who may do so under Securities Laws and in accordance with the Stock Option Plan or the relevant agreements governing such Options (or pursuant to this Section 2.12) shall be entitled to exercise all of their Options and vote all Shares issued in connection therewith at the Shareholder Meeting. It is agreed by Acquiror that all Options that are duly surrendered for exercise, conditional on Closing and with appropriate instructions that the Shares issuable upon such exercise are to be voted in favour of the Arrangement (the "**Conditional Option Exercise**"), shall be exercised immediately prior to the Effective Time. Furthermore, Acquiror shall accept as validly issued all Shares that are to be issued pursuant to the Conditional Option Exercise. The Corporation may make arrangements to loan holders of Options who elect to receive cash pursuant to the Arrangement, the exercise price thereof with repayment of the loan to be made from the proceeds received under the Arrangement for the Shares acquired on such exercise.

(b) Prior to the Effective Time, the Corporation shall use all commercially reasonable efforts to enter into releases, in a form approved by Acquiror, acting reasonably, with each holder of Options or Share Purchase Rights pursuant to which the parties thereto shall agree that, upon Closing, each holder that has not previously exercised such Options or Share Purchase Rights, as the case may be, will receive from the Corporation, in consideration of the termination of all such holder's unexercised Options or Share Purchase Rights, as the case may be, the greater of:

(i) the positive difference, if any, between the purchase price under the Arrangement for each Share and the exercise price of the holder's Options or Share Purchase Rights, as the case may be, per Share, regardless of the vesting of any such Options under the Stock Option Plan and the agreements governing such Options or Share Purchase Rights, as applicable; and

(ii) $0.10,

for each Share that is subject to such issuance.

The Corporation shall make appropriate withholdings of taxes or other applicable source deductions from any such payments made to any holders of Options or Share Purchase Rights as required by applicable law.

(c) The Corporation shall use all commercially reasonable efforts to ensure that, at the Effective Time, all of the Options have been exercised or surrendered for termination as contemplated by this Section 2.12, and without limiting the generality of the forgoing, the Corporation shall:

(i) encourage and facilitate all persons holding Options to exercise those Options and vote all Shares issued in connection therewith in favour of the Arrangement at the Shareholder Meeting pursuant to the Conditional Option Exercise or otherwise or surrender their Options in the manner provided for in Section 2.12; and

(ii) cause the vesting of option entitlements under the Stock Option Plan to accelerate prior to or concurrently with the completion of the Arrangement, such that all outstanding Options shall be exercisable and fully vested prior to the Effective Time.

ARTICLE 3
COVENANTS OF THE CORPORATION

3.1 Ordinary Course of Business

The Corporation covenants and agrees that, from the date hereof until the earlier of the Effective Time and the date this Agreement is terminated pursuant to its terms, unless Acquiror otherwise agrees in writing or as otherwise expressly contemplated or permitted by this Agreement or the Disclosure Letter:

(a) the Corporation shall, and shall cause each of its Subsidiaries to, conduct its and their respective business only in, and not take action except in, the usual, ordinary and regular course of business and consistent with past practice;

(b) the Corporation shall not directly or indirectly do or permit to occur any of the following:

(i) (other than transactions solely among the Corporation and its Subsidiaries) issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber (or permit any of its Subsidiaries to issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber):

(A) any additional shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, any capital stock of the Corporation or any of its Subsidiaries (other than pursuant to the exercise of outstanding stock options issued pursuant to the terms of the Options, Warrants or Share Purchase Rights), or

(B) except in the ordinary and regular course of business, consistent with past practice and not, in the aggregate, exceeding $100,000 individually and $500,000 in the aggregate any assets of the Corporation or any of its Subsidiaries;

(ii) amend or propose to amend its articles or bylaws or those of any of its Subsidiaries;

(iii) split, combine or reclassify any outstanding Shares, or declare, set aside or pay any dividend (other than as disclosed in writing to Acquiror prior to the date hereof) or other distribution payable in cash, stock, property or otherwise with respect to the Shares;

(iv) except as set forth in Section 2.12, redeem, purchase or offer to purchase (or permit any of its Subsidiaries to redeem, purchase or offer to purchase) any Shares or other securities of the Corporation or any of its Subsidiaries;

(v) reorganize, amalgamate or merge the Corporation or any of its Subsidiaries with any other Person or other business organization whatsoever;

(vi) except as set forth in the Disclosure Letter, acquire or agree to acquire (by merger, amalgamation, acquisition of stock or assets or otherwise) any Person or other business organization or division or acquire or agree to acquire any assets, except in the ordinary and regular course of business, consistent with past practice and not exceeding $100,000 individually and $500,000 in the aggregate;

(vii) except in the ordinary and regular course of business consistent with past practice: (A) pay, discharge or satisfy any material claims, liabilities or obligations; or (B) except such as have been reserved against in the Financial Statements, relinquish any material contractual rights;

(viii) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

(ix) waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing material licence, lease, contract, production sharing agreement, government land concession or other document, other than in the ordinary and regular course of business, consistent with past practice;

(x) authorize, recommend or propose any release or relinquishment of any material contract right other than in the ordinary and regular course of business, consistent with past practice or (other than with the prior written consent of Acquiror, not to be unreasonably withheld) enter into, or amend, any footage or turnkey drilling contract or a day work contract having a term in excess of 60 days;

(xi) (other than the rollover of presently outstanding bankers' acceptances or the conversion of prime rate advances to bankers' acceptances) incur or commit to incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other person, or make loans (other than as contemplated in Section 2.12) or advances, except, in either case, in the ordinary and regular course of business consistent with past practice under facilities currently outstanding; and

(xii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(c) the Corporation shall not, and shall cause each of its Subsidiaries to not:

(i) take any action with respect to the entering into, assuming or modifying of any employment, severance, collective bargaining or similar agreements, policies or arrangements with respect to the grant of any bonuses, salary increases, stock options, pension benefits, retirement allowances, deferred compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable; or

(ii) without limiting the foregoing, create, enter into, assume or modify any Employee Obligations;

(d) the Corporation shall use its reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing commercially reasonable coverage in accordance with industry practice for similar entities carrying on comparable business;

(e) the Corporation shall:

(i) in the context of the transactions contemplated hereby, use its commercially reasonable efforts, and cause each of its Subsidiaries to use its commercially reasonable efforts, to preserve intact their respective business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it or its Subsidiaries, provided that the Corporation shall be permitted to modify the number and types of non-executive employees in the employment of the Corporation, acting reasonably, to reflect changing industry conditions from time to time;

(ii) not take any action, or permit any of its Subsidiaries to take any action, that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time if then made; and

(iii) confer on a regular basis with Acquiror with respect to material operational matters;

(f) the Corporation shall not settle or compromise any claim brought by any present, former or purported holder of any securities of the Corporation in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Time without the prior written consent of Acquiror;

(g) except as set forth in Section 2.12, the Corporation shall not enter into or modify any contract, agreement, commitment or arrangement inconsistent with any of the matters set forth in this Section 3.1 without the prior written consent of Acquiror; and

(h) the Corporation shall use all commercially reasonable efforts to obtain receipt of the consents of any and all lenders to the Corporation (including without limitation the Corporation's senior lenders) whose consent is required to prevent a default or any event that with the passage of time may constitute an event of default thereunder, to the transactions contemplated herein.

3.2 Non-Solicitation

(a) The Corporation shall not, directly or indirectly, through any officer, director, employee, representative or agent of the Corporation or any of its Subsidiaries, (i) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries, discussions, negotiations, proposals or offers from any Person or other entity or group (other than Acquiror) in respect of any matter or thing inconsistent with the successful completion of the Arrangement, including, without limitation, any Acquisition Proposal or (ii) provide any non-public information to, participate in any discussions or negotiations relating to any such matter or thing with, or otherwise cooperate with or assist or participate in any effort to take such action by, any Person or other entity or group; provided nothing contained in this Section 3.2 shall prevent the Board of Directors from:

(i) considering, negotiating or providing information in connection with, or otherwise (except as provided for in (iii) below) responding to, an unsolicited bona fide written Acquisition Proposal in respect of which:

(A) the funds or other consideration provided for in the Acquisition Proposal are demonstrably available and the Acquisition Proposal is not subject to any due diligence condition other than confirmatory due diligence;

(B) the Board of Directors has determined in good faith (after receiving the advice of its financial advisors that is reflected in the minutes of the Board of Directors) to be a commercially feasible transaction that could be carried out within a time frame that is reasonable in the circumstances and would, if consummated in accordance with its terms, result in a transaction demonstrably superior to the Arrangement from a financial point of view to the Shareholders; and

(C) after consultation with its financial advisors, and after receiving advice of outside counsel that is reflected in the minutes of the Board of Directors, the Board of Directors concludes in good faith such action is necessary for the Board of Directors to discharge properly its fiduciary duties under applicable law;

(any such Acquisition Proposal that meets such requirements being referred to herein as a "**Superior Proposal**"), provided that the Corporation has complied with Sections 3.2(c) and (d) in respect of the Acquisition Proposal;

(ii) complying with Securities Laws relating to the provision of directors' circulars and making appropriate disclosure with respect thereto to Shareholders; and

(iii) accepting, recommending, approving or implementing any Superior Proposal if the Corporation has complied with Sections 3.2(c) and (d) in respect of the Superior Proposal and prior to such acceptance, recommendation, approval or implementation:

(A) after consultation with its financial advisors, and after receiving advice of outside counsel that is reflected in the minutes of the Board of Directors, the Board of Directors concludes in good faith such action is necessary for the Board of Directors to discharge properly its fiduciary duties under applicable law; and

(B) in arriving at such conclusion, the Board of Directors gives consideration to any amendment proposed by Acquiror in writing in the three Business Day period referred to in Section 3.2(d); and

the Corporation concurrently pays the fee provided in Section 4.1 to Acquiror.

(b) The Corporation shall, and shall direct and use reasonable efforts to cause its officers, directors, employees, representatives and agents to, immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than Acquiror or an affiliate of Acquiror) with respect to any potential Acquisition Proposal. To the extent not already done so, the Corporation shall immediately close any and all data rooms which may have been opened. The Corporation agrees not to waive, in whole or in part, or release, in whole or in part, any third party from, or consent to any action pursuant to, any confidentiality or standstill obligation to which the Corporation and such third party is a party except in respect of a Superior Proposal in accordance with Section 3.2(d). The Corporation shall immediately request the return or destruction of all confidential non-public information provided to any third parties who have entered into a confidentiality agreement with the Corporation relating to a potential Acquisition Proposal, shall use all reasonable efforts to ensure that such requests are honoured and shall immediately advise Acquiror orally and in writing of any responses or action (actual or threatened) by any recipient of such request which could hinder, prevent, delay or otherwise adversely affect the completion of the Arrangement.

(c) The Corporation shall immediately notify Acquiror of any Acquisition Proposal (including, without limitation any amended, supplemented, replaced or renewed Acquisition Proposal previously made) or any request for non-public information relating to the Corporation or any of its Subsidiaries or for access to the properties, books or records of the Corporation or any Subsidiary by any Person or other entity or group that informs the Corporation or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Acquiror shall be made, from time to time, orally and in writing, and shall indicate such details of the proposal, inquiry or contact known to such person as Acquiror may reasonably request including, without limitation, the identity of the Person or other entity or group making such proposal, inquiry or contact and shall include a copy of any written form of Acquisition Proposal (all of which information shall be subject to the provisions of the Confidentiality Agreement as if it were Confidential Information as referred to in that agreement).

(d) If the Board of Directors determines that an Acquisition Proposal constitutes a Superior Proposal pursuant to Section 3.2(a), the Corporation shall give immediate notice of such determination to the Acquiror (together with a copy of advice of outside counsel that is reflected in the minutes of the Board of Directors, referred to in Section 3.2(a)) and shall give Acquiror not less than three Business Days advance notice of any action to be taken by the Board of Directors to withdraw, modify or change any recommendation regarding the Arrangement or to enter into any agreement to implement the Superior Proposal, and provide to Acquiror the right, during such three Business Days, to advise the Board of Directors that Acquiror will, within such period, announce its intention to, and, as soon as practicable in the circumstances and, in any event, within three Business Days of such announcement, amend the terms of the Arrangement to provide that the holders of Shares shall, pursuant to the Arrangement as amended, receive a value per Share equal to or greater than the value per Share provided in the Superior Proposal. If Acquiror so advises the Board of Directors and so amends the Arrangement, the Board of Directors shall not withdraw, modify or change any recommendation with respect to the Arrangement, as so amended, and neither the Corporation nor the Board of Directors shall take any action to accept, recommend, approve or implement the Superior Proposal, including, without limitation, any release of the party making the Superior Proposal from any standstill or confidentiality obligation, any further consideration or negotiation of the Superior Proposal or entry into of any agreement regarding the Superior Proposal and the Corporation agrees to amend this Agreement to provide for the Arrangement as so amended.

(e) If the Board of Directors receives a request for non-public information from a party who has made or is considering making an unsolicited bona fide Acquisition Proposal and the Board of Directors determines that such Acquisition Proposal constitutes a Superior Proposal pursuant to Section 3.2(a), then, and only in such case, the Corporation may, subject to the execution of a confidentiality agreement substantially similar to the Confidentiality Agreement, provide such party with access to information regarding the Corporation provided that the Corporation complies with its obligations pursuant to Section 3.2(c), sends a copy of any such confidentiality agreement to Acquiror immediately upon its execution and provides copies to Acquiror of any information provided to such party (that has not been previously provided to Acquiror) concurrently with its provision to such party.

(f) The Corporation shall ensure that the officers, directors and employees of the Corporation and its Subsidiaries and any investment bankers or other advisors or representatives retained by the Corporation are aware of the provisions of this Section, and the Corporation shall be responsible for any breach of this Section 3.2 by such investment bankers, advisors or other representatives.

3.3 Notice of Material Change

(a) From the date hereof until the earlier of the Effective Time and the date this Agreement is terminated pursuant to its terms, the Corporation shall promptly notify Acquiror in writing of:

(i) any material adverse change (actual, anticipated, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its Subsidiaries, considered as a whole;

(ii) any change in information relating to any representation or warranty of the Corporation set forth in this Agreement which is or may be of such a nature as to render any such representation or warranty misleading or untrue in a material respect;

(iii) any material fact that arises and which would have been required to be stated herein or disclosed to Acquiror had such fact arisen on or prior to the date of this Agreement;

(iv) any claim, action, proceeding or investigation pending or, to the knowledge of the Corporation, threatened referred to in Section 7.1(n) or any basis for any such claim, action, proceeding or investigation; and

(v) any claim under policies of insurance referred to in Section 7.1(p).

The Corporation shall in good faith discuss with Acquiror any change in circumstances (actual, anticipated, contemplated or, to the knowledge of the Corporation, threatened), financial or otherwise, which is of such a nature that there may be a reasonable question as to whether notice is required to be given pursuant to this Section.

(b) From the date hereof until the earlier of the Effective Time and the date this Agreement is terminated pursuant to its terms, Acquiror shall promptly notify the Corporation in writing of any change in information relating to any representation or warranty of Acquiror set forth in this Agreement which is or may be of such a nature as to render any such representation or warranty misleading or untrue in a material respect. Acquiror shall in good faith discuss with the Corporation any change in circumstances (actual, anticipated, contemplated or, to the knowledge of Acquiror, threatened), financial or otherwise, which is of such a nature that there may be a reasonable question as to whether notice is required to be given pursuant to this Section.

3.4 Access to Information.

Subject to the Confidentiality Agreement, upon reasonable notice, the Corporation shall, and shall cause each of its Subsidiaries to, afford Acquiror's officers, employees, counsel, accountants and other authorized representatives and advisors ("**Representatives**") reasonable access, during normal business hours from the date hereof and until the earlier of the Effective Time and the date this Agreement is terminated pursuant to its terms, to its facilities (including the ability to conduct reasonable environmental tests in respect of any of the properties of the Corporation or its Subsidiaries, at Acquiror's cost) properties, books, contracts and records as well as to its management personnel, and, during such period, the Corporation shall, and shall cause such of its Subsidiaries to, furnish promptly to Acquiror all information concerning its business, properties and personnel as Acquiror may reasonably request upon reasonable notice to the Chief Financial Officer of the Corporation, provided that the Acquiror shall make reasonable efforts to minimize the number of Representatives attending at the Corporation's offices and facilities as to work cooperatively with the Acquiror to minimize disruptions in the business of the Corporation.

ARTICLE 4
FEES AND OTHER ARRANGEMENTS

4.1 Fees.

Provided Acquiror has not breached in any material respect its representations, warranties or covenants in this Agreement, if at any time after the execution of this Agreement:

(a) the Board of Directors has withdrawn, modified or changed, prior to the Effective Date, any of its recommendations or determinations referred to in Section 2.6 in a manner adverse to Acquiror or shall have resolved to do so;

(b) the Board of Directors shall have failed to reaffirm its recommendation of the Arrangement by press statement within three Business Days after the expiry of the period set forth in Section 3.2(d) for Acquiror to advise whether it will amend the terms of the Arrangement, in the case of a Superior Proposal, and three Business Days after the public announcement or commencement of any other Acquisition Proposal;

(c) the Board of Directors recommends that any of its Shareholders deposit their Shares under, vote in favour of, or otherwise accept, an Acquisition Proposal;

(d) the Corporation enters into any agreement, commitment or understanding with any Person or other entity or group with respect to an Acquisition Proposal prior to the Closing, excluding a confidentiality agreement entered into in compliance with Section 3.2(e);

(e) any Acquisition Proposal is publicly announced or made to the Shareholders or to the Corporation; on the date of the Shareholder Meeting any such Acquisition Proposal has either been accepted or has not expired or been withdrawn; the Shareholders do not approve the Arrangement at the Shareholder Meeting; this Agreement is terminated pursuant to Section 10.1(b); and either (within 12 months of such termination) such Acquisition Proposal is consummated or (within 6 months of such termination) an Acquisition Proposal is consummated; or

(f) at any time prior to the Effective Time, the Corporation has breached any of its representations, warranties, agreements or obligations herein which breach would result in the failure to satisfy one or more conditions set forth in Section 9.2(a) or (b) and such breach is: (i) in relation to Section 3.2; (ii) an intentional breach by the Corporation; (iii) not curable; or (iv) curable, but is not cured within 5 days after notice thereof has been received by the Corporation;

(each of the above being a "**Fee Event**"), then the Corporation shall pay to Acquiror $17 million in immediately available funds to an account designated by Acquiror within one Business Day and interest thereon at a rate of 8% per annum, if payment is not made when due after the first to occur of the events described above, provided that the Corporation shall only be obligated to make one payment pursuant to this Section 4.1.

Any payment pursuant to this Section shall be without prejudice to the rights or remedies available to Acquiror upon the breach of any provision of this Agreement.

ARTICLE 5
COVENANTS OF ACQUIROR

5.1 Officers' and Directors' Insurance

Acquiror agrees that for the entire period from the Effective Time until six years after the Effective Time, Acquiror will cause the Corporation or any successor to the Corporation to maintain the Corporation's current directors' and officers' insurance policy or an equivalent policy, subject in either case to terms and conditions no less advantageous to the directors and officers of the Corporation than those contained in the policy in effect on the date hereof ("**Equivalent Insurance**"), providing coverage on a "trailing" or "run-off" basis for all present directors and officers of the Corporation, covering claims made prior to or within six years after the Effective Time.

5.2 Indemnities

Acquiror agrees that, if the Arrangement is completed, it shall cause each of the Corporation and its Subsidiaries to fulfil their obligations pursuant to indemnities provided or available to present officers and directors of the Corporation and its Subsidiaries pursuant to the provisions of the articles, bylaws or similar constating documents of the Corporation and its Subsidiaries, applicable corporate legislation and the written indemnity agreements between the Corporation or its Subsidiaries and its present directors and officers, copies of which are attached to the Disclosure Letter.

5.3 Employment Agreements

Acquiror covenants and agrees, and after the Effective Time Acquiror will cause the Corporation and any successor to the Corporation, to honour and comply with the terms of those existing employment agreements, termination, severance and retention plans or policies of the Corporation which the Corporation has disclosed to Acquiror in the Disclosure Letter including, without limitation, the Employee Obligations.

5.4 Third Party Beneficiaries

The provisions of Sections 5.1, 5.2 and 5.3 are (i) intended for the benefit of all present directors and officers of the Corporation and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and each such person's heirs, executors, administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and the Corporation shall hold the rights and benefits of Sections 5.1, 5.2 and 5.3 in trust for and on behalf of the Third Party Beneficiaries and the Corporation hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

5.5 Availability of Funds

At all times from the date of this Agreement to the Effective Time, Acquiror will not take any action which would or could result in the representation and warranty set out in Section 8.1(j) being untrue or inaccurate in any material respect.

5.6 Availability of Personnel

Acquiror agrees to make appropriate personnel available to the Corporation on a timely basis for consultation, meetings or discussions with the Corporation as contemplated by the provisions of this Agreement including, without limitation, Section 3.1(e)(iii). Acquiror agrees to designate in writing to the Corporation those persons upon whom the Corporation may rely in respect of any consent, approval or authorization required of Acquiror pursuant to this Agreement.

ARTICLE 6
MUTUAL COVENANTS

6.1 Consultation

Acquiror and the Corporation agree to consult with each other in issuing any press releases or otherwise making public statements with respect to the Arrangement and in making any filings with any federal, provincial or state governmental or regulatory agency or with any securities exchange with respect thereto. Each party shall use all commercially reasonable efforts to enable the other party to review and comment on all such press releases prior to release thereof.

6.2 Other Filings

Acquiror and the Corporation shall, as promptly as practicable hereafter, prepare and file any filings required under the *Competition Act* (Canada), the *Investment Canada Act* (Canada), any Securities Laws, the rules of The Toronto Stock Exchange and the American Stock Exchange, the United States Securities Exchange Act of 1934, as amended, state securities or "blue sky" laws of the states of the United States, as amended, or any other applicable law or rule of applicable stock exchange relating to the transactions contemplated in this Agreement.

6.3 Additional Agreements

Subject to the terms and conditions herein provided and to fiduciary obligations under applicable law, each of the parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and the Arrangement and to cooperate with each other in connection with the foregoing, including using commercially reasonable efforts (i) to obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts or agreements (including, without limitation, the agreement of any Persons as may be required pursuant to any agreement, arrangement or understanding relating to the Corporation's or any of its Subsidiaries' operations), (ii) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any federal, provincial or foreign law or regulations, (iii) to defend all lawsuits or other legal proceedings challenging this Agreement or the Arrangement or the consummation of the transactions contemplated hereby or thereby, (iv) to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby or by the Arrangement, (v) to effect all necessary registrations and other filings and submissions of information requested by governmental authorities and (vi) to fulfil all conditions and satisfy all provisions of this Agreement and the Arrangement. For purposes of the foregoing, the obligation to use "commercially reasonable efforts" to obtain waivers, consents and approvals to loan agreements, leases and other contracts shall not include any obligation to agree to a materially adverse modification of the terms of such documents or to prepay or incur additional material obligations to such other parties.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

7.1 Representations

The Corporation hereby represents and warrants to Acquiror (and acknowledges that Acquiror is relying upon such representations and warranties in connection with entering into this Agreement):

(a) Organization

The Corporation and each of its Subsidiaries has been duly incorporated or formed under applicable law, is validly existing and has full corporate or legal power and authority to own its properties and conduct its business as presently owned and conducted. The Corporation and each of its Subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on the business, affairs, operations, assets, prospects or financial condition of the Corporation and its Subsidiaries, taken as a whole, or on the ability of the Corporation to consummate the transactions contemplated hereby. All of the outstanding shares of capital stock and other ownership interests of the Subsidiaries are validly issued, fully paid and non-assessable and all such shares and other ownership interests owned directly or indirectly by the Corporation are, except in connection with the Corporation's existing banking arrangements, owned free and clear of all material liens, claims or encumbrances, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any shares of capital stock or other ownership interests in any of its Subsidiaries. The Corporation has no Subsidiaries except those Persons listed in Schedule D hereto.

(b) Capitalization

As of the date hereof, the authorized capital of the Corporation consists of an unlimited number of Shares. As of the date hereof, there are only 26,179,861 Shares issued and outstanding. As of the date hereof, up to a maximum of 741,630 Shares may be issued pursuant to outstanding in-the-money Options, up to a maximum of 77,000 Shares may be issued pursuant to outstanding Options that are not in-the-money, only 2,500 Shares may be issued pursuant to Share Purchase Rights in each case at an exercise price less than $15.50 per Share and 500,000 Shares may be issued pursuant to the outstanding Warrants at an exercise price of $9.50 and the details of such Options, Share Purchase Rights and Warrants are as set forth in the Disclosure Letter. No further entitlements to acquire Shares have been earned pursuant to the agreements referred to in the definition of Share Purchase Rights and the Corporation will not prior to the Effective Time take any step that will entitle the other party to either such agreement to acquire further Shares. Except as described in the immediately preceding sentence, there are no other issued or outstanding securities of the Corporation or (other than those owned by the Corporation) its Subsidiaries and, without limitation, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating the Corporation or any of its Subsidiaries to issue or sell any shares of any capital stock of the Corporation or any of its Subsidiaries (other than rights pursuant to the agreements referred to in the definition of Share Purchase Rights to earn further entitlements to acquire Shares) or securities or obligations of any kind convertible into or exchangeable for any shares of capital stock of the Corporation or any of its Subsidiaries, nor, is there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of the Corporation or any of its Subsidiaries.

(c) Authority

The Corporation has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to complete the transactions contemplated hereby. The execution and delivery of this Agreement by the Corporation and the consummation by the Corporation of the transactions contemplated by this Agreement have been duly authorized by the Board of Directors and no other corporate proceedings on the part of the Corporation are necessary to authorize this Agreement or the transactions contemplated hereby other than the approval of the Shareholders and the holders of Options, Warrants or Share Purchase Rights and the approval of the Court as provided in this Agreement. This Agreement has been duly executed and delivered by the Corporation and constitutes a valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other laws relating to or affecting creditors' rights generally, to general principles of equity and the qualifications that the consummation of the Arrangement is subject to approval of Shareholders and the Court as provided in this Agreement. Except as disclosed in the Disclosure Letter, the execution and delivery by the Corporation of this Agreement and performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not:

(i) result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A) its or any of its Subsidiaries' certificate of incorporation, articles, by-laws or other charter documents, including any unanimous shareholder agreement or any other agreement or understanding with any party holding an ownership interest in any Subsidiary;

(B) any law, regulation, order, judgment or decree; or

(C) any Material Contract;

(ii) give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness to come due before its stated maturity or cause any available credit to cease to be available; or

(iii) result in the imposition of any encumbrance, charge or lien upon any of its assets or the assets of any Subsidiary, or restrict, hinder, impair or limit the ability of the Corporation or any Subsidiary to carry on the business of the Corporation or any Subsidiary as and where it is now being carried on or as and where it may be carried on in the future;

result (alone or together with other adverse changes) in a Material Adverse Change.

(d) Impediments

Other than in connection with or in compliance with the provisions of Securities Laws and the rules of The Toronto Stock Exchange and the receipt of the applicable approvals under the *Competition Act* and the *Investment Canada Act*, (i) there is no legal restrictions to the consummation by the Corporation of the transactions contemplated by this Agreement or the performance by the Corporation of its obligations hereunder and (ii) no filing or registration by the Corporation with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or such authorizations, consents or approvals, which, if not received, would not have a material adverse effect on the ability of the Corporation to perform its obligations hereunder.

(e) Public Record

As of their respective dates, the documents and materials comprising the Public Record (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and complied in all material respects with all applicable legal and stock exchange requirements. The Corporation shall deliver to Acquiror as soon as they become available true and complete copies of any report or statement filed by it with Securities Authorities or provided to its Shareholders subsequent to the date of this Agreement. As of their respective dates, such reports and statements (excluding any information therein provided by Acquiror, as to which the Corporation makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with the requirements of applicable law and stock exchange rules. The consolidated financial statements of the Corporation issued by the Corporation or to be included in such reports and statements (excluding any information therein provided by Acquiror, as to which the Corporation makes no representation) will be prepared in accordance with generally accepted accounting principles applicable in Canada (except as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the auditor), and will present fairly the consolidated financial position, results of operations and changes in financial position of the Corporation as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(f) Books and Records

All financial transactions of the Corporation and its Subsidiaries have been recorded in the financial books and records of the Corporation and each Subsidiary, as applicable, in accordance with good business practice, and such financial books and records accurately reflect the basis for the financial condition and the revenues, expenses and results of operations of the Corporation and its Subsidiaries shown in the Financial Statements. The Corporation and its Subsidiaries have not entered into and are not parties to any material financial transactions which are not reflected in the Financial Statements. No information, records or systems pertaining to the operation or administration of the business of the Corporation and its Subsidiaries are in the possession of, recorded, stored, maintained by or otherwise dependent upon any Person other than the Corporation and its Subsidiaries, other than information relating to payroll services which are handled by a contractor and corporate minute books held by outside counsel.

(g) Absence of Changes

As of the date of this Agreement, since December 31, 2001 to the date of this Agreement and except as has been publicly disclosed in any document filed with the Alberta Securities Commission: (i) the Corporation, the Subsidiaries and the Predecessor Corporations have conducted their respective businesses only in the ordinary course, (ii) no extraordinary liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to the Corporation (on a consolidated basis) has been incurred, and (iii) there has not been any (alone or together with other adverse changes) Material Adverse Change.

(h) Employment Agreements and Benefit Plans

Except as set forth in the Disclosure Letter, neither the Corporation nor any Subsidiary is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement or, without limitation, any Employee Obligation, with, any person. All benefit plans covering active, former or retired employees, officers or Directors of the Corporation or any of its Subsidiaries are listed in the Disclosure Letter; the Corporation has made available to Acquiror true and complete copies of all of the respective terms thereof and: each such plan has been maintained and administered in material compliance with its terms and is, to the extent required by applicable law or contract, fully funded without any deficit or unfunded actuarial liability or adequate provision therefor having been made; all required employer contributions in respect of such plans have been made; all such plans are in compliance with applicable laws, rules, regulations and policies (including those as to registration or other qualification); to the knowledge of the Corporation there are no pending, anticipated or threatened claims against or involving any of the plans; and all contributions, reserves or premium payments required or provided for have been made.

(i) Disclosure

As of the date of this Agreement, there is no information known to the officers of the Corporation regarding any event, circumstance or action taken or failed to be taken which may reasonably be expected to result in (alone or together with other adverse changes) a Material Adverse Change.

(j) Material Contracts

The Corporation shall have provided true and complete copies of all Material Contracts relating to the Corporation's and the Subsidiaries' businesses prior to the mailing of the Proxy Circular to the Shareholders and all Material Contracts are listed in the Disclosure Letter. Except as disclosed in the Disclosure Letter, such agreements do not contain any "change of control" provisions which would be triggered or effected by the Arrangement. Each of the Corporation and its Subsidiaries has performed in all material respects the obligations required to be performed by it and is entitled to all benefits under the Material Contracts. None of the Corporation or its Subsidiaries has violated or breached, in any material respect, any of the terms or conditions of the Material Contracts and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by the Corporation or any of its Subsidiaries under any of the Material Contracts. Except as disclosed in the Disclosure Letter, none of the Corporation or the Subsidiaries is a party to or bound by any agreement containing any standstill, restrictive covenant or similar provision that would restrict or limit its right to acquire or hold any asset, carry on any business or activity, solicit business from any Person or in any geographical area, or otherwise to conduct its business as it may determine.

(k) Financial Statements

The Financial Statements were prepared in accordance with generally accepted accounting principles in Canada consistently applied, and fairly present the consolidated financial condition of the Corporation at the respective dates indicated and the results of operations of the Corporation (on a consolidated basis) for the periods covered. Except (a) as disclosed or reflected in the Financial Statements or (b) liabilities and obligations (i) incurred in the ordinary course of business and consistent with past practice or (ii) pursuant to the terms of this Agreement, neither the Corporation nor any of its Subsidiaries has incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by generally accepted accounting principles applicable in Canada to be reflected on a consolidated balance sheet of the Corporation) that have constituted or would be reasonably likely to constitute (alone or together with other adverse changes) a Material Adverse Change. Without limiting the generality of the foregoing provisions of this Section and except as set forth in the Disclosure Letter, the Corporation has not committed to make any capital expenditures, nor have any capital expenditures been authorized by the Corporation at any time since December 31, 2001, except for capital expenditures, made in the ordinary and regular course of business of the Corporation and not exceeding $100,000 individually and $500,000 in the aggregate.

(l) Employee Obligations, Etc.

The Employee Obligations (all of which are listed in the Disclosure Letter) do not exceed an aggregate of $750,000 (excluding obligations pursuant to the agreement dated January 4, 2000 between the Corporation and William Lingard).

(m) Compliance with Law

Each of the Corporation, its Subsidiaries and the Predecessor Corporations has complied with and is in compliance with all laws and regulations applicable to the operation of its business, except where such non-compliance, considered individually or in the aggregate, would not constitute (alone or together with other adverse changes) a Material Adverse Change and would not materially affect the consummation of the transactions contemplated hereby or the ability of the Corporation to perform its obligations hereunder.

(n) Litigation, etc.

Except as set forth in the Disclosure Letter, at the date of this Agreement, there is no claim, action, proceeding or investigation pending or, to the knowledge of the Corporation threatened against or relating to the Corporation or any of its Subsidiaries or affecting any of their properties or assets before any court or governmental or regulatory authority or body, nor is the Corporation at the date of this Agreement aware of any basis for any such claim, action, proceeding or investigation. Neither the Corporation nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a material adverse effect or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement.

(o) Environmental

(i) Whenever used in this Agreement, the following words and terms shall have the indicated meanings.

(A) "**Environmental Laws**" means all applicable statutes, regulations, ordinances, by-laws, and codes and all international treaties and agreements, now in existence in Canada (whether federal, provincial or municipal) relating to the protection and preservation of the environment, occupational health and safety, product safety, product liability or Hazardous Substances, including, without limitation, the *Environmental Protection and Enhancement Act* (Alberta), as amended to the date hereof (the "**AEPEA**"), and the *Canadian Environmental Protection Act*, as amended to the date hereof (the "**CEPA**").

(B) "**Environmental Permits**" includes all orders, permits, certificates, approvals, consents, registrations and licences issued by any competent authority under Environmental Laws.

(C) "**Hazardous Substance**" means, collectively, any contaminant (as defined in the AEPEA), toxic substance (as defined in the CEPA), dangerous goods (as defined in the *Transportation of Dangerous Goods Act* (Canada), as amended to the date hereof) or pollutant or any other substance that when released to the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health.

(D) "**Release**" means any release, spill, leak, emission, discharge, leach, dumping, escape or other disposal that is or has been made in contravention of any Environmental Laws.

(ii) The operation of the business of the Corporation and each of its Subsidiaries, the property and assets owned or used by the Corporation and each of its Subsidiaries and the use, maintenance and operation thereof have been and are in compliance with all Environmental Laws except where non-compliance would not reasonably be expected to have a material adverse effect on the Corporation and its Subsidiaries, taken as a whole. The Corporation and each of its Subsidiaries have complied with all reporting and monitoring requirements under all Environmental Laws except where non-compliance would not reasonably be expected to have a material adverse effect on the Corporation and its Subsidiaries, taken as a whole. The Corporation has not received any notice of any non-compliance with any Environmental Laws or Environmental Permits, and the Corporation has never been convicted of an offence for non-compliance with any Environmental Laws or Environmental Permits or been fined or otherwise sentenced or settled such prosecution short of conviction, except for any such non-compliance that would not reasonably be expected to have a material adverse effect on the Corporation and its Subsidiaries taken as a whole.

(iii) The Corporation and each of its Subsidiaries has obtained all Environmental Permits necessary to conduct its business and to own, use and operate its properties and assets (except where the failure to obtain any such permit would not reasonably be expected to have a material adverse effect on the Corporation and its Subsidiaries, taken as a whole) and the operation of the business of the Corporation and each of its Subsidiaries, the property and assets owned by the Corporation and each of its Subsidiaries and the use, maintenance and operation thereof have been and are in compliance with all Environmental Permits (except where non-compliance would not reasonably be expected to have a material adverse effect on the Corporation and its Subsidiaries, taken as a whole).

(iv) The Corporation and each of its Subsidiaries has, at all times, used, generated, treated, stored, transported, disposed of or otherwise handled its Hazardous Substances in compliance with all Environmental Laws and Environmental Permits (except where non-compliance would not reasonably be expected to have a material adverse effect on the Corporation and its Subsidiaries, taken as a whole).

Neither the Corporation nor any of its Subsidiaries is, and, to the knowledge of the Corporation, there is no reasonable basis upon which the Corporation or any of its Subsidiaries could become, responsible for any material clean-up or corrective action under any Environmental Laws. All audits, assessments and studies with respect to environmental matters relating to the Corporation or any of its Subsidiaries have been listed in the Disclosure Letter. Prior to the Effective Time, the Corporation shall allow the Acquiror to conduct at its expense such audits, assessments and studies deemed necessary by the Acquiror to satisfy itself of the status of the environmental matters and accuracy of the representations and warranties contained in this Agreement.

(p) Insurance

Policies of insurance in force as of the date hereof naming the Corporation or any of its Subsidiaries as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of the Corporation and its Subsidiaries as would be customary in respect of the businesses carried on by the Corporation and all such policies of insurance are as listed in the Disclosure Letter. As of the date of this Agreement, there are no outstanding claims under any such policies of insurance, except as set forth in the Disclosure Letter.

(q) Tax Matters

(i) **Definitions.** For purposes of this Agreement, the following definitions shall apply:

(A) The term "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, provincial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which the Corporation or any of its Subsidiaries is required to pay, withhold or collect.

(B) The term "**Returns**" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes.

(ii) **Returns Filed and Taxes Paid.** All Returns required to be filed prior to the date hereof by or on behalf of the Corporation or any Subsidiaries have been duly filed on a timely basis and such Returns are true, complete and correct. All taxes shown to be payable on the Returns or on subsequent assessments or reassessments with respect thereto have been paid in full or objected to on a timely basis, and no other Taxes are payable by the Corporation or any of its Subsidiaries with respect to items or periods covered by such Returns.

(iii) **Tax Reserves.** The Corporation has paid or provided adequate accruals in its financial statements for Taxes, including income taxes and related future taxes, in conformity with generally accepted accounting principles applicable in Canada.

(iv) **Returns Furnished.** For all periods ending on and after January 2, 2000, Acquiror has been furnished by the Corporation true and complete copies of all federal and provincial income tax returns for the Corporation or any of its Subsidiaries, including the tax return for Bonus Well Servicing Partnership for the year ended January 1, 2001 which will be filed prior to June 30, 2002.

(v) **Tax Deficiencies; Audits; Statutes of Limitations.** Except for existing objections disclosed in the Disclosure Letter: (i) no deficiencies exist or have been asserted with respect to Taxes of the Corporation or any of its Subsidiaries; (ii) neither the Corporation nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against the Corporation or any of its Subsidiaries or any of their respective assets which, if successful, would constitute (alone or together with other adverse changes) a Material Adverse Change; and (iii) no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of the Corporation or any Subsidiary.

(r) Pension and Termination Benefits

The Corporation has provided adequate accruals in its financial statements (or such amounts are fully funded) for all pension or other employee benefit obligations of the Corporation arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on the Corporation or any of its Subsidiaries as well as for any other payment required to be made by the Corporation in connection with the termination of employment or retirement of any employee of the Corporation or any of its Subsidiaries.

(s) Reports

All forms, reports, schedules, statements and other documents filed by the Corporation in compliance, or purported compliance, with Securities Laws, at the time of filing, (i) did not contain any misrepresentation and (ii) complied in all material respects with the applicable requirements of the Securities Laws.

(t) United States Relationships

The Corporation's shares are not traded on a United States national securities exchange or quoted on the NASDAQ Stock Market in the United States nor are any of its securities registered under the United States *Securities Exchange Act of 1934*, as amended, or any state securities laws. To the Corporation's knowledge and as at the date hereof, the level of ownership by U.S. Holders of Shares is less than 40% of the outstanding Shares. The term "**U.S. Holder**" means any securityholder resident in the United States as of the date hereof.

(u) Indebtedness

As at the date of this Agreement, the Corporation's consolidated indebtedness does not exceed $60,000,000 and its working capital as at December 31, 2001 was $13,600,000 as set out in the Financial Statements. Except as disclosed in the Disclosure Letter, all of the Corporation's indebtedness may be paid out and discharged on notice of 30 days or less without incurring any penalties, bonuses or acceleration payments.

(v) Real Property

Except such property as is described in the Disclosure Letter (the "**Real Property**"), the Corporation does not own or lease and has not agreed to acquire or lease any real property or interest in real property other than the Real Property. The Corporation has the exclusive right to possess, use and occupy, and as applicable, has good and marketable title in fee simple to, all the Real Property, free and clear of all Encumbrances, easements or other restrictions of any kind other than as set forth in the Disclosure Letter. All buildings, structures, improvements and appurtenances situated on the Real Property are in good operating condition and in a state of good maintenance and repair, except as set out in the Disclosure Letter, are adequate and suitable for the purposes for which they are currently being used and the Corporation has adequate rights of ingress and egress for the operation of its business in the ordinary course with such exceptions as are not in the aggregate (alone or together with other adverse changes) a Material Adverse Change. None of the buildings, structures, improvements or appurtenances located on the Real Property (or any equipment therein), nor the operation or maintenance thereof, violates any restrictive covenant or any provision of any federal, provincial or municipal law, ordinance, rule or regulation, or encroaches on any property owned by others, other than violations or encroachments that do not, individually or in the aggregate, have a material adverse effect on the current use of such property or on the business or financial condition of the Corporation.

(w) Confidentiality Agreements

All agreements entered into by the Corporation with Persons other than Acquiror regarding the confidentiality of information provided to such Persons or reviewed by such Persons with respect to any Acquisition Proposal are in substantially the form of the Confidentiality Agreement. The Corporation has not negotiated any Acquisition Proposal with any Person who has not entered into such a confidentiality agreement and has not waived any "standstill" provisions in any such agreement.

(x) Solvency

The Corporation is not insolvent and at the time of the consummation of the Arrangement will not be insolvent, as defined in Section 192(2) of the Act.

7.2 Investigation.

Any investigation by Acquiror and its advisors shall not mitigate, diminish or affect the representations and warranties of the Corporation provided pursuant to this Agreement. Where the provisions of Section 7.1 refer to disclosure in writing, such disclosure shall be made expressly in response to the applicable provision and shall be signed by a senior officer of the Corporation.

ARTICLE 8
REPRESENTATIONS AND WARRANTIES OF ACQUIROR

8.1 Representations.

Acquiror hereby represents and warrants to the Corporation (and acknowledges that the Corporation is relying upon such representations and warranties in connection with entering into this Agreement):

(a) Organization

Acquiror has been duly incorporated and organized, and is validly existing, as a corporation under the laws of Delaware and has the requisite corporate power and authority to carry on its business as it is now being conducted.

(b) Capitalization

As of the date hereof, the authorized capital of Acquiror consists of 418,000,000 shares of stock, par value $0.10 per share, of which 400,000,000 are Acquiror Shares, 10,000,000 are shares of preferred stock and 8,000,000 are shares of class B stock. As of February 22, 2002, there are 140,958,467 Acquiror Shares issued and outstanding. As of February 22, 2002, up to a maximum of 45,258,089 Acquiror Shares are reserved for issuance pursuant to stock option plans or upon exchange or conversion of outstanding Acquiror debt securities or warrants. Except as described in the immediately preceding sentence, there are no other issued or outstanding securities of Acquiror or (other than those owned by Acquiror) its Subsidiaries and, without limitation, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating Acquiror or any of its Subsidiaries to issue or sell any shares of any capital stock of Acquiror or any of its Subsidiaries or securities or obligations of any kind convertible into or exchangeable for any shares of capital stock of Acquiror or any of its Subsidiaries, nor, is there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of Acquiror or any of its Subsidiaries.

(c) Authority

Acquiror has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to complete the transactions contemplated hereby. The execution and delivery of this Agreement by the Acquiror and the consummation by the Acquiror of the transactions contemplated by this Agreement have been duly authorized and no other corporate proceedings on the part of Acquiror are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by Acquiror and constitutes a valid and binding obligation of Acquiror, enforceable against Acquiror in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity. The execution and delivery by Acquiror of this Agreement and performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not:

(i) result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A) its or any of its Subsidiaries' certificate of incorporation, articles, by-laws or other charter documents, including any unanimous shareholder agreement or any other agreement or understanding with any party holding an ownership interest in any Subsidiary;

(B) any law, regulation, order, judgment or decree; or

(C) any material contract, agreement, license, franchise or permit to which the Acquiror or any Subsidiary is bound or is subject or is the beneficiary;

(ii) give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness to come due before its stated maturity or cause any available credit to cease to be available; or

(iii) result in the imposition of any encumbrance, charge or lien upon any of its assets or the assets of any Subsidiary, or restrict, hinder, impair or limit the ability of Acquiror or any Subsidiary to carry on the business of Acquiror or any Subsidiary as and where it is now being carried on or as and where it is currently intended to be carried on in the future;

result (alone or together with other adverse changes) in a Material Adverse Change.

(d) Impediments

Other than in connection with or in compliance with the provisions of Securities Laws and the rules of the American Stock Exchange and the receipt of the applicable approvals under the *Competition Act* and the *Investment Canada Act*, (i) there is no legal restrictions to the consummation by the Acquiror of the transactions contemplated by this Agreement or the performance by Acquiror of its obligations hereunder and (ii) no filing or registration by Acquiror with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or such authorizations, consents or approvals, which, if not received, would not have a material adverse effect on the ability of Acquiror to perform its obligations hereunder.

(e) Public Record

As of their respective dates, the documents and materials comprising the public record of Acquiror (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and complied in all material respects with all applicable legal and stock exchange requirements.

(f) Books and Records

All financial transactions of Acquiror and its Subsidiaries have been recorded in the financial books and records of Acquiror and each Subsidiary, as applicable, in accordance with good business practice, and such financial books and records accurately reflect the basis for the financial condition and the revenues, expenses and results of operations of Acquiror and its Subsidiaries shown in the audited financial statements of Acquiror for the year ended December 31, 2000 and the unaudited interim financial statements of Acquiror for the periods ended March 31, June 30 and September 31, 2001 and 2000 (collectively, the "**Acquiror Financial Statements**"). Acquiror and its Subsidiaries have not entered into and are not parties to any material financial transactions which are not reflected in such financial statements.

(g) Absence of Changes

Since December 31, 2001 and to the date of this Agreement and except as has been publicly disclosed in any document filed with the SEC: (i) Acquiror and its Subsidiaries have conducted their respective businesses only in the ordinary course, (ii) no extraordinary liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Acquiror (on a consolidated basis) has been incurred, and (iii) there has not been any (alone or together with other adverse changes) Material Adverse Change.

(h) Disclosure

As of the date of this Agreement, there is no information known to the officers of Acquiror regarding any event, circumstance or action taken or failed to be taken which may reasonably be expected to result in (alone or together with other adverse changes) a Material Adverse Change.

(i) Acquiror Financial Statements

The Acquiror Financial Statements were prepared in accordance with generally accepted accounting principles in the United States consistently applied, and fairly present the consolidated financial condition of Acquiror at the respective dates indicated and the results of operations of Acquiror (on a consolidated basis) for the periods covered. Except (a) as disclosed or reflected in the Acquiror Financial Statements and (b) liabilities and obligations (i) incurred in the ordinary course of business and consistent with past practice or (ii) pursuant to the terms of this Agreement, neither Acquiror nor any of its Subsidiaries has incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by generally accepted accounting principles applicable in the United States to be reflected on a consolidated balance sheet of Acquiror) that have constituted or would be reasonably likely constitute (alone or together with other adverse changes) a Material Adverse Change.

(j) Financing

Acquiror has access to cash balances and available credit facilities sufficient to fund all amounts that may be required in connection with and pursuant to the Arrangement.

(k) Compliance with Law

Each of Acquiror and its Subsidiaries has complied with and is in compliance with all laws and regulations applicable to the operation of its business, except where such non-compliance, considered individually or in the aggregate, would not constitute (alone or together with other adverse changes) a Material Adverse Change and would not materially affect the consummation of the transactions contemplated hereby or the ability of Acquiror to perform its obligations hereunder.

(l) Information Supplied

None of the information supplied or to be supplied by Acquiror for inclusion or incorporation by reference in the Proxy Circular will, at the time the Proxy Circular is mailed to the Shareholders and at the time of the Shareholder Meeting, as may be adjourned from time to time, contain any untrue statement which, at the time and in light of the circumstances under which it is made, if false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading. None of the information supplied or to be supplied by Acquiror for inclusion or incorporation by reference in the S-3 Registration Statement will at the time such registration statement is declared or becomes effective contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

8.2 Investigation

Any investigation by the Corporation and its advisors shall not mitigate, diminish or affect the representations and warranties of Acquiror provided pursuant to this Agreement. Where the provisions of Section 8.1 refer to disclosure in writing, such disclosure shall be made expressly in response to the applicable provision and shall be signed by a senior officer of Acquiror.

ARTICLE 9
CONDITIONS

9.1 Conditions Precedent to Obligations of Each Party

The obligations of the parties hereto to consummate and effect the transactions contemplated hereunder shall be subject to the satisfaction or waiver by both parties on or before the Effective Date of the following conditions:

(a) the Arrangement and the other transactions contemplated hereby shall have been approved and adopted by the Shareholders and holders of Options, Warrants and Share Purchase Rights, voting as a single class, in accordance with applicable law (including the Interim Order) and the Corporation's articles and bylaws;

(b) the Court shall have issued each of the Interim Order and Final Order approving the Arrangement in form and substance reasonably satisfactory to Acquiror and the Corporation (such approvals not to be unreasonably withheld or delayed by Acquiror or the Corporation) reflecting the terms hereof and shall not have been set aside or modified in a manner unacceptable to either thereof, acting reasonably, on appeal or otherwise;

(c) in respect of the aspects of the Plan of Arrangement contemplating the issuance of Exchangeable Shares and the revision of the Warrants only, the S-3 Registration Statement shall have been declared or become effective under the U.S. Securities Act on or before the Effective Date, and, such registration statement, at its effective date and on the Closing Date shall not be the subject of any SEC stop-order or SEC proceedings seeking a stop-order, and the Arrangement shall, on the Closing Date, not be subject to any similar proceedings commenced or threatened by the Securities Authorities;

(d) in respect of the aspects of the Plan of Arrangement contemplating the issuance of Exchangeable Shares and the revision of the Warrants only, the Acquiror Shares to be issued from time to time after the Effective Time upon exchange of the Exchangeable Shares or exercise of the Warrants shall have been approved for listing on the American Stock Exchange;

(e) all approvals or exemptions under the *Investment Canada Act* (Canada) in connection with the Arrangement shall have been obtained on terms and conditions reasonably satisfactory to Acquiror;

(f) all Regulatory Approvals shall have been obtained on reasonably satisfactory terms and conditions and shall be in full force and effect and all applicable statutory or regulatory waiting periods shall have expired or been terminated and no objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory waiting period which would adversely affect Acquiror's ability to consummate the Arrangement or the transactions contemplated hereby or which is or would be materially adverse to the business of the Corporation and its Subsidiaries considered on a consolidated basis or to the value of the Shares to Acquiror;

(g) without limiting the scope of the preceding subsection, any applicable waiting periods under the HSR Act shall have expired or been earlier terminated, and any applicable waiting periods under any other competition, merger control or similar law, rule, regulation or policy or any approval or consent of any governmental entity in respect of competition or merger control matters having jurisdiction, shall have terminated or expired or been obtained on reasonably satisfactory terms and conditions;

(h) there shall not exist any prohibition at law against the consummation of the Arrangement or the transactions contemplated hereby; and

(i) (i) the Commissioner of Competition (the "**Commissioner**") appointed under the *Competition Act* shall have issued an advance ruling certificate under Section 102 of the *Competition Act* in respect of the acquisition of the Shares by Acquiror under the Arrangement (the "**Transaction**"); or (ii) the applicable waiting period under Section 123 of the *Competition Act* shall have expired without the Commissioner having given notice that he intends to make an application to the Competition Tribunal for an order under Section 92 of the *Competition Act* in respect of the Transaction; and no proceedings shall have been taken or threatened under the merger provisions of Part VIII of the *Competition Act* in respect of the Transaction.

9.2 Acquiror Conditions

The obligations of Acquiror to consummate and effect the transactions contemplated hereunder shall be subject to the following conditions:

(a) the Corporation shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements hereunder to be performed and complied with by it on or before the Effective Time;

(b) each of the representations and warranties of the Corporation in this Agreement (which for purposes of this clause (b) shall be read as though none of them contained any material adverse effect or other materiality qualification), shall be true and correct in all respects on the date of this Agreement and as of the Effective Date as if made on and as of such date (except for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date) except where the failure of such representations and warranties in the aggregate to be true and correct in all respects is not and would not be reasonably expected to be Material;

(c) no act, action, suit or proceeding shall have been taken before or by any Canadian or United States federal, provincial, state or foreign court or other tribunal or governmental agency or other regulatory or administrative agency or commission or by any elected or appointed public official or other Person in Canada, the United States or elsewhere, whether or not having the force of law, and no law, regulation or policy have been proposed, enacted, promulgated or applied, whether or not having the force of law, which could reasonably be expected to have the effect of:

(i) making illegal, or otherwise directly or indirectly restraining or prohibiting the Arrangement, the acceptance for payment of, payment for, or ownership, directly or indirectly, of some or all of the Shares by Acquiror, or the consummation of any of the transactions contemplated by the Arrangement;

(ii) prohibiting or materially limiting the ownership or operation by the Corporation or any of its Subsidiaries, or by Acquiror, directly or indirectly, of all or any material portion of the business or assets of the Corporation, on a consolidated basis, or Acquiror, directly or indirectly, or compelling Acquiror, directly or indirectly, to dispose of or hold separate all or any material portion of the business or assets of the Corporation, on a consolidated basis, or Acquiror, directly or indirectly, as a result of the transactions contemplated by the Arrangement;

(iii) imposing or confirming limitations on the ability of Acquiror, directly or indirectly, effectively to acquire or hold or to exercise full rights of ownership of the Shares, including without limitation the right to vote any Shares acquired or owned by Acquiror, directly or indirectly, on all matters properly presented to the Shareholders of the Corporation, including without limitation the right to vote any shares of capital stock of any Subsidiary (other than immaterial Subsidiaries) directly or indirectly owned by the Corporation materially adversely affecting the business, financial condition or results of operations of the Corporation and its Subsidiaries taken as a whole or the value of the Shares to Acquiror; or

(iv) requiring divestiture by Acquiror, directly or indirectly, of any Shares or any Subsidiary;

(d) Acquiror shall not have received on or prior to the Effective Time from the Corporation notices by the holders of more than 5% of the issued and outstanding securities entitled to vote at the Shareholder Meeting of their intention to exercise their dissent rights, as granted in the Interim Order, under section 192 of the Act; and

(e) holders of not less than 3,748,795 Shares and options to purchase not less than 511,240 Shares shall have entered into, and continue to be bound by and not to have breached, lock-up agreements in the form attached as Schedule C hereto and the vendors pursuant to those agreements entered into concurrently with the execution of this Agreement relating to the purchase by Acquiror of 5,366,872 Shares shall: (x) continue to be bound by and not to have breached such agreements; or (y) have consummated the transactions contemplated by such agreements,

which conditions are for the exclusive benefit of Acquiror and may be waived by Acquiror in whole or in part at any time and from time to time, before the Effective Time.

9.3 Corporation Conditions

The obligations of the Corporation to consummate and effect the transactions contemplated hereunder shall be subject to the following conditions:

(a) Acquiror shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements hereunder to be performed and complied with by it on or before the Effective Time;

(b) each of the representations and warranties of Acquiror in this Agreement (which for purposes of this clause (b) shall be read as though none of them contained any material adverse effect or other materiality qualification), shall be true and correct in all respects on the date of this Agreement and as of the Effective Date as if made on and as of such date (except for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date) except where the failure of such representations and warranties in the aggregate to be true and correct in all respects is not and would not be reasonably expected to be Material; and

(c) the Exchangeable Shares shall be listed on The Toronto Stock Exchange or, in the absence of a listing on The Toronto Stock Exchange, on another recognized Canadian stock exchange,

which conditions are for the exclusive benefit of the Corporation and may be waived by the Corporation in whole or in part at any time and from time to time, before the Effective Time.

ARTICLE 10
TERMINATION

10.1 Termination

This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of the Arrangement Resolution):

(a) by mutual written consent of Acquiror and the Corporation;

(b) by either Acquiror or the Corporation if the Shareholders do not approve the Arrangement Resolution at the Shareholder Meeting;

(c) by Acquiror or the Corporation, if a fee as provided in Section 4.1 becomes payable, other than pursuant to Section 4.1(f);

(d) by either the Corporation or Acquiror, if the Effective Date does not occur on or before June 24, 2002 provided that the failure is not due to the party seeking to terminate this Agreement to perform the obligations required to be performed by it under this Agreement;

(e) by Acquiror, if the Corporation has breached any of its representations, warranties, agreements or obligations herein which breach would result in the failure to satisfy one or more conditions set forth in Section 9.2(a) or (b) and such breach is: (i) in relation to Section 3.2; (ii) an intentional breach by the Corporation; (iii) not curable; or (iv) curable, but is not cured within 5 days after notice thereof has been received by the Corporation; or

(f) by the Corporation, if Acquiror has breached any of its representations, warranties, agreements or obligations herein which breach would result in the failure to satisfy one or more conditions set forth in Section 9.3(a) or (b) and such breach is: (i) an intentional breach by Acquiror; (ii) not curable; or (iii) curable, but is not cured within 5 days after notice thereof has been received by Acquiror,

except that the obligations set forth in Section 4.1 (in respect of any Fee Event occurring prior to the termination) shall survive the termination of this Agreement.

ARTICLE 11
MISCELLANEOUS

11.1 Amendment or Waiver

This Agreement, may be amended, modified or superseded, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, but only by written instrument executed by Acquiror and the Corporation; provided, however, that either Acquiror or the Corporation may in its discretion waive a condition herein which is solely for its benefit without the consent of the other. No waiver of any nature, in any one or more instances, shall be deemed or construed as a further or continued waiver of any condition or any breach of any other term, representation or warranty in this Agreement.

11.2 Entire Agreement

This Agreement, the Confidentiality Agreement and the other documents referred to herein constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, arrangement or understandings with respect thereto.

11.3 Headings

The division of the Agreement into Articles, Sections and other partitions and the insertion of headings are for convenience of reference only and shall not control or affect the meaning or construction of any provisions of this Agreement.

11.4 Notices

All notices or other communication which are required or permitted hereunder shall be communicated confidentially and in writing and shall be sufficient if delivered personally, or sent by confidential telecopier addressed as follows:

To Acquiror:

Nabors Industries, Inc.
515 West Greens Road, Suite 1200
Houston, Texas
77067
Attention:: President and Chief Operating Officer
Fax: (281) 775-8188

With copies to:

Nabors Corporate Services, Inc.
515 West Greens Road
Suite 1200
Houston, Texas
77067
Attention: Katherine Ellis
Fax: (281) 775-4318

And a copy to:

Stikeman Elliott
4300 Bankers Hall West
888 - 3rd Street S.W.
Calgary, Alberta
T2P 5C5
Attention: Christopher W. Nixon
Fax: (403) 266-9034

To the Corporation:

Enserco Energy Service Company Inc.
3000, 500 - 4th Avenue S.W.
Calgary, Alberta
T2P 2V6
Attention: John Hokanson
Fax: (403) 269-7352

With a copy to:

Blake Cassels & Graydon LLP
3500, 855 2nd Street S.W.
Calgary, Alberta
T2P 4J8
Attention:Pat Finnerty
Fax:(403) 260-9700

11.5 Counterparts and Facsimiles

This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument but all such counterparts together shall constitute but one Agreement. The parties hereto shall be entitled to rely upon delivery of an executed facsimile copy of the Agreement, and such facsimile copy shall be legally effective to create a valid and binding agreement between the parties hereto.

11.6 Expenses

Each party will pay its own expenses. The Corporation represents and warrants that, except for fees payable to Peters & Co. Limited pursuant to the engagement letter dated November 26, 2001, a copy of which has been provided to Acquiror, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Arrangement. Notwithstanding anything provided in this Agreement, the Corporation may pay to Peters & Co. Limited the fees (not in excess of $2,500,000 plus GST) and expenses pursuant to and in accordance with such engagement letter. The Corporation has provided to Acquiror a correct and complete copy of all agreements between the Corporation and its financial advisor as are in existence at the date hereof. The

Corporation covenants not to amend the terms of any such agreements relating to the payment of fees and expenses without the prior written approval of Acquiror.

11.7 Assignment

Acquiror may assign all or any part of its rights or obligations under this Agreement to a direct or indirect wholly-owned Subsidiary of Acquiror or any other party related to Acquiror, but, if such assignment takes place, Acquiror shall continue to be liable to the Corporation for any default in performance by the assignee. This Agreement shall not otherwise be assignable by either party without the prior written consent of the other party.

11.8 Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify this Agreement to preserve each party's anticipated benefits under this Agreement.

11.9 Choice of Law

This Agreement shall be governed by, construed and interpreted in accordance with the laws of the Province of Alberta.

11.10 Attornment

The parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Alberta for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

11.11 Remedies

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to remedy or prevent non-compliance with or breaches of the terms of this Agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Alberta having jurisdiction; provided that such remedies shall be in addition to, and not in substitution for, any other remedy to which the parties may be entitled at law or in equity.

11.12 Survival of Representations and Warranties

The representations and warranties of the Corporation and Acquiror contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the earlier of the Effective Time and (except in respect of a termination pursuant to Section 10.1(e) in which respect the covenants, representations and warranties of the Corporation shall survive the termination of this Agreement) the date on which this Agreement is terminated in accordance with its terms.

11.13 Time of Essence

Time shall be of the essence in this Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed on their behalf by their officers thereunto duly authorized as of the date first written above.

NABORS INDUSTRIES, INC.

By: (signed) ANTHONY G. PETRELLO

ENSERCO ENERGY SERVICE COMPANY INC.

By: (signed) JOHN HOKANSON

By: (signed) KEVIN NUGENT

SCHEDULE A

[SEE ANNEX A]

SCHEDULE B

[SEE ANNEX D]

SCHEDULE C

[INTENTIONALLY DELETED]

SCHEDULE D

[INTENTIONALLY DELETED]

SCHEDULE E

[SEE ANNEX F]

SCHEDULE F

[SEE ANNEX G]

ANNEX C

Action No. 0201-04099

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended;

AND IN THE MATTER OF a Plan of Arrangement affecting and involving Enserco Energy Service Company Inc., the holders of its common shares, options and warrants, Nabors Exchangeco (Canada) Inc., 3064297 Nova Scotia Company and Nabors Industries, Inc.

BEFORE THE HONOURABLE	)	At the Court House, in the City of
	)	
MADAM JUSTICE B.E.C. ROMAINE	)	Calgary, Province of Alberta, on
	)	
IN CHAMBERS	)	Tuesday the 19th day of March, 2002.

INTERIM ORDER

THIS MOTION made by the Applicant ENSERCO ENERGY SERVICE COMPANY INC. for an interim order pursuant to Section 192 of the *Canada Business Corporations Act* was heard this day at Calgary, Alberta.

ON READING the Notice of the Application herein, the affidavit of Kevin Nugent, sworn, and the Affidavit of Kathryn Pearson, sworn, and the exhibits thereto, the affidavit of service upon the Director and upon being advised that the Director does not intend to appear on this application, and upon hearing submissions of counsel for the Applicant:

Definitions

1. THIS COURT ORDERS that as used in this Order the terms hereinafter set forth have the following meanings:

(a) "Acquisition Agreement" means the acquisition agreement by and between Enserco and Nabors dated February 25, 2002, as amended and restated from time to time, providing for, among other things, the Arrangement;

(b) the "Applicant" or "Enserco" means Enserco Energy Service Company Inc.;

(c) "Arrangement" means the proposed arrangement under Section 192 of the CBCA involving the Applicant, the Securityholders, Nabors and certain of its subsidiaries, as described in the Plan;

(d) "Arrangement Resolution" means the special resolution to be voted upon by Securityholders at the Meeting, substantially in the form filed in these proceedings, respecting the Plan and its approval;

(e) "CBCA" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended;

(f) "Circular" means the Management Information Circular and Proxy Statement to be distributed by the Applicant to Securityholders in conjunction with the Notice, which Circular is provided to the court today as Exhibit "A" to the Affidavit of Kathryn Pearson, subject to completion or amendment by the Applicant, the completed version of which shall be filed with this Court coincident with the initial distribution thereof;

(g) "Director" means the Director appointed under the CBCA;

(h) "Letter of Transmittal" means the letter of transmittal substantially in the form filed in these proceedings, subject to completion or amendment by the Applicant, the completed version of which shall be filed with this Court coincident with the initial distribution thereof;

(i) "Meeting" means the special meeting of Securityholders of the Applicant to be called, held and conducted in accordance with this Order for the purpose, *inter alia*, of considering, and if thought advisable, approving the Plan;

(j) "Nabors" means Nabors Industries, Inc.;

(k) "Notice" means the Notice of Meeting, substantially in the form filed in these proceedings, subject to completion or amendment by the Applicant, the completed version of which shall be filed with this Court coincident with the initial distribution thereof;

(l) "Plan" means the Plan of Arrangement proposed by the Applicant under section 192 of the CBCA, substantially in the form of Annex D to the Circular, as amended, supplemented and/or revised from time to time in accordance with its terms and the terms of the Acquisition Agreement which is Annex B to the Circular;

(m) "Proxy" means, collectively, (i) the form of management solicited proxy to be utilized by management of the Applicant in conjunction with the Meeting, subject to completion or amendment by the Applicant, the completed version of which shall be filed with this Court coincident with the initial distribution thereof, and (ii) such other form of proxy or voting instrument determined by the Chairman of the Meeting to be lawful and to represent the choice of the person submitting the same;

(n) "Scrutineers" means Computershare Trust Company of Canada, acting through its representatives for that purpose; and

(o) "Securityholders" means the several persons entered on the registers of the Applicant as holders of common shares, options or warrants of the Applicant.

The Meeting

2. THIS COURT ORDERS THAT the Meeting shall be a single meeting of Securityholders who shall vote together as a single class.

3. THIS COURT ORDERS THAT the Applicant is authorized and directed to call, hold and conduct the Meeting, in accordance with the Notice, the CBCA and applicable securities laws, the articles and by-laws of the Applicant, this Order, and the rulings and directions of the Chairman of the Meeting, and in that connection to submit the Plan to the Meeting for the consideration of Securityholders.

Amendments

4. THIS COURT ORDERS THAT the Applicant is authorized to make such amendments, revisions and/or supplements to the Plan as it may determine, and the Plan as so amended, revised and/or supplemented shall be the Plan submitted to the Meeting and the subject of the Arrangement Resolution.

Adjournments and Postponements

5. THIS COURT ORDERS THAT the Applicant (acting through the Chairman of the Meeting), if it deems it advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of Securityholders respecting the adjournment or postponement.

Record Date for Notice

6. THIS COURT ORDERS THAT the record date for determination of Securityholders entitled to receive the Notice, the Circular, a Letter of Transmittal and a Proxy shall be March 19, 2002.

Notice of Meeting

7. THIS COURT ORDERS THAT the Applicant shall give notice of the Meeting in the form of the Notice. The Notice shall be given, by one of the methods set out in paragraph 10 of this Order, not later than 21 days prior to the date established for the Meeting in the Notice. Accidental failure of or omission by the Applicant to give notice to any one or more Securityholders, or any failure or omission to give notice as a result of events beyond the reasonable control of the Applicant (including without limitation inability to utilize postal services or transmission interruptions) shall not constitute a breach of this Order or a defect in the calling of the Meeting, but if any such failure or omission is brought to the attention of the Applicant it shall be rectified by the Applicant by the method and in the time most reasonably practicable in the circumstances. The Notice shall be deemed to have been received in accordance with paragraph 12 of this Order.

The Circular

8. THIS COURT ORDERS THAT the Applicant is hereby authorized and directed to send the Circular to Securityholders and is specifically authorized to incorporate by reference the documents listed therein. The Circular shall be distributed or made available in accordance with paragraph 10 of this Order and shall be deemed to have been received in accordance with paragraph 12 of this Order.

Solicitation of Proxies

9. THIS COURT ORDERS THAT the Applicant is authorized to use the Proxies, subject to its ability to insert dates and other relevant information in the final forms of Proxies. The Applicant is authorized, at its expense, to solicit Proxies, directly and through its officers, directors and employees, and through such agents or representatives as it or Nabors may retain for that purpose, and by mail or such other forms of personal and electronic communication as it may determine.

Method of Dissemination

10. THIS COURT ORDERS THAT the Notice, Circular, Proxies, Letter of Transmittal and any other communication(s) and/or documents relating to the Meeting as determined by the Applicant (including a copy of this Order) shall be disseminated, distributed, sent, served upon and given to Securityholders in one or more of the following methods:

(a) by first class prepaid mail, addressed to each Securityholder at the address of the Securityholder recorded on the registers of the Applicant;

(b) by delivery, in person or by recognized courier service, to the addresses specified in paragraph (a) above; or

(c) by facsimile transmission to any Securityholder who identifies itself to the satisfaction of the Applicant and the Scrutineers, who requests such transmission and if required by the Applicant is prepared to pay the charges for such transmission;

and shall be sent by first class prepaid mail to the directors and auditors of the Applicant and the Director, and shall be electronically filed with The Toronto Stock Exchange via the system for electronic document analysis and retrieval; and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

11. THIS COURT ORDERS THAT notice of any amendments, updates, or supplements to any of the information provided pursuant to paragraph 10 of this Order may be communicated to Securityholders by press release, newspaper advertisement or by notice to Securityholders by one of the methods specified in paragraph 10 of this Order, as determined to be the most appropriate method of communication by the board of directors of the Applicant.

Deemed Receipt of Notice

12. THIS COURT ORDERS THAT the Notice, Circular, Proxies, Letter of Transmittal and a copy of this Order shall be deemed, for the purposes of this Order, to have been received by Securityholders:

(a) in the case of mailing, 3 days after delivery thereof to the Post Office;

(b) in the case of personal delivery, upon receipt thereof by the intended addressee or, in the case of delivery by courier, 1 business day after receipt by the courier;

(c) in the case of facsimile transmission, upon the transmission thereof.

Chairman

13. THIS COURT ORDERS THAT the Chairman of the Meeting shall be the person designated in the by-laws of the Applicant, or, if so determined by the Board of Directors, a member of the Board of Directors of the Applicant present at the Meeting and selected for that purpose by the Directors present. The duties and authorities of the Chairman shall extend in every respect to the conduct of the Meeting.

14. THIS COURT ORDERS THAT the Chairman shall have the authority to determine whether any Proxy and/or revocation and/or reasonable facsimile thereof:

(a) has been properly executed;

(b) has been properly delivered;

(c) is genuine; and/or

(d) indicates the intention of the Securityholder submitting the same.

15. THIS COURT ORDERS THAT any ruling of the Chairman shall be final and determinative, provided (i) that the Chairman shall be required to report to the Applicant the ruling thereon, and (ii) that any person properly appearing before this Court who wishes to contest any such ruling may do so in proceedings in this Court.

Scrutineers

16. THIS COURT ORDERS THAT, subject to its agreement, the Scrutineers for the Meeting shall be Computershare Trust Company of Canada (acting through its representatives for that purpose). The duties of the Scrutineers shall be, *inter alia*, to monitor and report on attendance and to monitor and report on all ballots and motions taken at the Meeting. The duties of the Scrutineers shall extend to:

(a) invigilating and reporting to the Chairman on the deposit and validity of Proxies;

(b) reporting to the Chairman on the quorum of the Meeting;

(c) reporting to the Chairman on any polls taken or ballots cast at the Meeting; and

(d) providing to the Applicant and to the Chairman and to the Secretary written reports on matters related to their duties.

Secretary

17. THIS COURT ORDERS THAT the Secretary of the Meeting shall be the Secretary of the Applicant, or in his absence, a person (who need not be an officer or employee of the Applicant) selected for that purpose by the Chairman of the Meeting, provided that the Secretary shall be entitled to retain others to assist in the performance of his duties. The Secretary shall be responsible for maintaining, or causing to be maintained, the records and proceedings of the Meeting.

Deposit of Proxies

18. THIS COURT ORDERS THAT Proxies must be deposited with the Scrutineers at the office of the Scrutineers designated in the Notice, or with persons appointed by the Scrutineers for that purpose, not later than 10:00 a.m. (Calgary time) on April 22, 2002, (or if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting, or any further adjournment or postponement thereof).

19. THIS COURT ORDERS THAT Proxies must be completed and executed in accordance with the instructions contained thereon. Proxies must be actually delivered to the Applicant or the Scrutineers prior to or by the time prescribed in paragraph 18 above, provided that, in the discretion of the Chairman,

Proxies which are not physically deposited may be accepted by the Chairman if transmitted to the Applicant or the Scrutineers or the Chairman in a form and/or by a person, prior to or by the above times, reasonably believed by the Chairman to be genuine.

20. THIS COURT ORDERS THAT the Chairman is authorized to, but need not, accept any form of proxy other than the form(s) prescribed herein which is reasonably believed by the Chairman to be in a lawful form, to be genuine, and to indicate the voting intention of the Securityholder or its proxy.

Revocation of Proxies

21. THIS COURT ORDERS THAT Proxies given by Securityholders for use at the Meeting may be revoked at any time prior to their use. A Securityholder giving a proxy may revoke the proxy (i) by instrument in writing executed by the Securityholder or by his or her attorney authorized in writing, or, if the Securityholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing, and deposited either at the registered office of the Applicant or with the Scrutineers at the office of the Scrutineers designated in the Notice and/or Circular not later than 5:00 p.m. (Calgary time), on the last business day preceding the day of the Meeting (or any adjournment or postponement thereof) or with the Chairman on the day of the Meeting (or adjournment or postponement thereof), (ii) by a duly executed and deposited proxy bearing a later date or time than the date or time of the proxy being revoked, (iii) by voting in person at the Meeting (although attendance at the Meeting will not in and of itself constitute a revocation of a proxy) or (iv) in any other manner permitted by law.

Waiver

22. THIS COURT ORDERS THAT the right is reserved to the Chairman to waive any timing or deposit requirement (individually in any particular case or collectively in any series of cases) prescribed above, provided that he instructs the Scrutineers prior to the last time at which any Proxy or revocation is to be used.

General Procedure

23. THIS COURT ORDERS THAT a poll, and a ballot, shall be taken on the Arrangement Resolution presented to the Meeting, and on any other matters properly coming before the Meeting as ruled upon by the Chairman. The result of any ballot taken shall be final and determinative of the question or resolution on which the ballot is taken (subject to any contest thereon brought in any proceedings before this Court).

Quorum and Voting

24. THIS COURT ORDERS THAT (i) the quorum required at the Meeting will be two Securityholders present in person, or represented by proxy present at the opening of the Meeting, provided that if a quorum is not so present the Securityholders present or represented by proxy may adjourn the meeting to a date less than thirty days following the date of the originally scheduled Meeting as determined by the Securityholders present or represented by proxy and (ii) the vote required to approve the Arrangement Resolution is 66⅔% of the votes actually cast (not counting for this purpose abstentions, spoiled votes, illegible votes and/or defective votes). For these purposes each of the Applicant's common shares carries one vote and each option and warrant of the Applicant carries one vote for each common share that would be issuable on the exercise of such option or warrant, as the case may be.

Permitted Attendees

25. THIS COURT ORDERS THAT the persons entitled to be present at the Meeting are those entitled to be present pursuant to the CBCA or other applicable statute or the by-laws of the Applicant, including, or as well as, as the case may be, the following persons:

(a) the Chairman;

(b) the Securityholders or their proxies;

(c) the Directors and Officers of the Applicant;

(d) the Scrutineers (and their representatives for that purpose);

(e) the Secretary (and his assistants);

(f) the Auditors of the Applicant;

(g) the legal and financial advisors of the Applicant;

(h) the Directors and Officers of Nabors;

(i) Nabors' legal and financial advisors;

(j) the Director (and his representatives); and

(k) other persons with the permission of the Chairman.

26. THIS COURT ORDERS THAT except for Securityholders or their proxies and the Director, who may address the Meeting as of right, the Chairman shall be entitled to determine which other persons may address the Meeting.

Dissent and Appraisal Rights

27. THIS COURT ORDERS THAT all Securityholders shall be entitled to exercise rights of dissent and appraisal, in accordance with and in compliance with Section 190 of the CBCA and the Plan, provided that (a) notwithstanding subsection 190(5) of the CBCA, the objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Applicant not later than 2:00 p.m. (Calgary time) on the business day preceding the Meeting; and (b) notwithstanding section 190 of the CBCA, Securityholders who are ultimately determined to be entitled to be paid fair value for their securities shall be deemed to have transferred such securities to Nabors Exchangeco (Canada) Inc. in consideration of the payment of the fair value thereof from Nabors Exchangeco (Canada) Inc.

Variance

28. THIS COURT ORDERS THAT the Applicant is entitled at any time to seek leave to vary this Interim Order.

Service and Notice of Sanction Hearing

29. THIS COURT ORDERS THAT the persons entitled to be served with or given notice of any further proceedings herein, including any hearing to sanction and approve the Plan, and to appear and to be heard thereon, shall be only (i) the Director and (ii) the persons who have delivered an appearance herein in accordance with the notice provisions set out in paragraph 32 below.

30. THIS COURT ORDERS THAT delivery of a copy of this Order in the Circular in the manner prescribed above, shall constitute good and sufficient service and notice.

31. THIS COURT ORDERS THAT upon compliance with paragraphs 29 and 30 above no further or other notice of the sanction hearing shall be required.

Interested Persons

32. THIS COURT ORDERS that any Securityholder and any other interested person may appear on the application for the approval of the Arrangement, provided that such holder or person shall file with this Court and serve on the Applicant and Nabors, by service on their respective Canadian counsel, on or before 12:00 noon (Calgary time) on April 16, 2002, a Notice of Intention to Appear, together with any evidence or materials which are to be presented to the Court, setting out each Securityholder's or other interested person's address for service by ordinary mail and indicating whether such Securityholder or other interested person intends to support or oppose the application or make submissions thereat, such Notice of Intention to Appear to be effected by delivery to the solicitors for Enserco and Nabors, respectively, at the addresses set forth below:

Solicitors for Enserco

Blake, Cassels & Graydon LLP
Barristers and Solicitors
3500, 855-2nd Street S.W.
Calgary, Alberta T2P 4J8
Attention: Patrick C. Finnerty

– and to –

Solicitors for Nabors

Stikeman Elliott
4300 Bankers Hall West
888-3rd Street S.W.
Calgary, Alberta T2P 4J7
Attention: Christopher W. Nixon

33. THIS COURT ORDERS that if the application for approval of the Arrangement is adjourned, only those holders or persons who have filed a Notice of Intention to Appear in accordance with paragraph 32 above need be served with notice of the adjourned date.

Precedence

34. THIS COURT ORDERS that to the extent of any inconsistency or discrepancy with respect to the matters determined in this Order, between this Order and the terms of any instrument creating or governing or collateral to the securities of the Applicant or to which the securities of the Applicant are collateral, or to the Articles and/or by-laws of the Applicant, this Order shall govern.

(Signed) B.E.C. Romaine

J.C.Q.B.A.

ENTERED THIS 19th DAY OF
March, 2002.

Clerk of the Court of Queen's Bench

Action No. 0201-04099

IN THE COURT OF QUEEN'S BENCH
OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended;

AND IN THE MATTER OF a Plan of Arrangement affecting and involving Enserco Energy Services Company Inc., the holders of its common shares, options and warrants, Nabors Exchangeco (Canada) Inc., 3064297 Nova Scotia Company and Nabors Industries, Inc.

INTERIM ORDER

Blake, Cassels & Graydon LLP
Barristers & Solicitors
#3500, 855 Second Street SW
Calgary, Alberta
T2P 4J8

Attention: David Tupper
Tel. No. (403) 260-9722
Fax No. (403) 260-9700

Our File No. 52909/6

ANNEX D

FORM OF PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT* INVOLVING AND AFFECTING ENSERCO ENERGY SERVICE COMPANY INC. AND ITS SECURITYHOLDERS

ARTICLE 1 INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below (and grammatical variations of such terms shall have corresponding meanings):

"**Acquiror Average Price**" means the weighted average trading price of Acquiror Shares on the American Stock Exchange (as reported by the American Stock Exchange and converted, as hereinafter provided, to Canadian dollars and expressed to the fourth decimal place) for the Measurement Period. For these purposes, (i) the U.S. dollar/Canadian dollar exchange rate for determining the Acquiror Average Price shall be the average of the Canadian Dollar Exchange Rate (expressed to the fourth decimal place) for each of the trading days in the Measurement Period; and (ii) the "weighted average trading price" shall be determined by dividing the aggregate sale price of all Acquiror Shares sold on the American Stock Exchange during the Measurement Period by the total number of Acquiror Shares sold during such period;

"**Acquiror Control Transaction**" has the meaning provided in the Exchangeable Share Provisions;

"**Acquiror Shares**" has the meaning provided in the Exchangeable Share Provisions and any other securities into which such shares may be changed, exchanged or converted;

"**Acquiror**" means Nabors Industries, Inc., a corporation incorporated under the laws of Delaware;

"**Acquisition Agreement**" means the acquisition agreement by and between Acquiror and the Corporation dated February 25, 2002, as amended and restated from time to time, providing for, among other things, this Plan of Arrangement and the Arrangement;

"**Act**" means the *Canada Business Corporations Act*, as the same has been and may hereafter from time to time be amended;

"**Ancillary Rights**" means the interest of a holder of Holdco Shares or Shares who elects to receive Exchangeable Shares as a beneficiary of the trust created under the Voting and Exchange Trust Agreement;

"**Arrangement**" means the arrangement under Section 192 of the Act on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments thereto made (i) in accordance with Section 3.2 of the Acquisition Agreement; (ii) in accordance with Section 6.1 hereof, or (iii) at the direction of the Court in the Final Order;

"**Arrangement Resolution**" means the special resolution passed by the Shareholders at the Shareholder Meeting, such resolution to be substantially in the form and content of Schedule A to the Acquisition Agreement;

"**Business Day**" has the meaning provided in the Exchangeable Share Provisions;

"**Callco**" means 3064297 Nova Scotia Company, an unlimited liability company incorporated under the laws of the Province of Nova Scotia which, at the Effective Time, will be an indirect wholly-owned Subsidiary of Acquiror;

"**Canadian Dollar Exchange Rate**" means, with respect to determining the exchange rate from U.S. dollars to Canadian dollars on a particular day, the amount expressed in U.S. dollars as the noon buying rate (expressed to the fourth decimal place) in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on such day;

"**Canco**" means Nabors Exchangeco (Canada) Inc., a corporation incorporated under the laws of Canada;

"**CCRA**" means the Canada Customs and Revenue Agency;

"**Change of Law**" means any amendment to the *Income Tax Act* (Canada) and other applicable provincial income tax laws that permits holders of Exchangeable Shares who are resident in Canada, hold the Exchangeable Shares as capital property and deal at arm's length with Acquiror and the Corporation (all for the purposes of the *Income Tax Act* (Canada) and other applicable provincial income tax laws) to exchange their Exchangeable Shares for Acquiror Shares on a basis that will not require such holders to recognize any gain or loss or any actual or deemed dividend in respect of such exchange for the purposes of the *Income Tax Act* (Canada) or applicable provincial income tax laws;

"**Change of Law Call Date**" has the meaning provided in Section 5.3(b);

"**Change of Law Call Purchase Price**" has the meaning provided in Section 5.3(a);

"**Change of Law Call Right**" has the meaning provided in Section 5.3(a);

"**Code**" means the United States Internal Revenue Code of 1986, as amended;

"**Corporation**" means Enserco Energy Service Company Inc., a corporation incorporated under the laws of Canada;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Depositary**" means the duly appointed depositary in respect of the Arrangement at its principal transfer offices in Calgary, Alberta and Toronto, Ontario;

"**Effective Date**" means the effective date of the Arrangement, being the date shown on the certificate of arrangement issued by the Director under the Act giving effect to the Arrangement;

"**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

"**Election Deadline**" means 5:00 p.m. (local time) at the place of deposit on the date that is two Business Days prior to the Effective Date;

"**Exchange Ratio**" means, subject to adjustment, if any, as provided in Section 2.5, the number, calculated to four decimal places, equal to the Per Share Price divided by the Acquiror Average Price;

"**Exchangeable Share Consideration**" has the meaning provided in the Exchangeable Share Provisions;

"**Exchangeable Share Price**" has the meaning provided in the Exchangeable Share Provisions;

"**Exchangeable Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions shall be substantially as set forth in Appendix 1 hereto;

"**Exchangeable Shares**" means the exchangeable shares in the capital of Canco;

"**Final Order**" means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time and from time to time prior to the Effective Time;

"**Holdco**" has the meaning ascribed in Section 2.3;

"**Holdco Letter of Transmittal and Election Form**" means the letter of transmittal and election form for use by holders of Holdco Shares in connection with the Arrangement;

"**Holdco Shareholders**" means the holders at the relevant time of Holdco Shares;

"**Holdco Shares**" means all issued and outstanding shares of any particular Holdco;

"**Interim Order**" means the interim order of the Court in relation to the Arrangement, as such order may be amended by the Court at any time and from time to time;

"**ITA**" means the *Income Tax Act* (Canada), as amended;

"**Letter of Transmittal and Election Form**" means the letter of transmittal and election form provided for use by holders of Shares (other than Holdcos) in connection with the Arrangement;

"**Liquidation Amount**" has the meaning provided in the Exchangeable Share Provisions;

"**Liquidation Call Purchase Price**" has the meaning provided in Section 5.1(a);

"**Liquidation Call Right**" has the meaning provided in Section 5.1(a);

"**Liquidation Date**" has the meaning provided in the Exchangeable Share Provisions;

"**Measurement Period**" means the period of 10 consecutive trading days ending on the third Business Day prior to the date of the Shareholder Meeting (including any adjournment thereof);

"**Options**" means the outstanding options to acquire Shares (i) under the Stock Option Plan, and (ii) pursuant to the Predecessor Option Agreements;

"**Per Share Price**" means that amount calculated to four decimal places equal to $15.50 plus additional consideration calculated at the rate of 6% per annum thereon in respect of the period from, but not including, February 25, 2002 to and including the Effective Date;

"**Predecessor Corporations**" means those corporations which merged with the Corporation pursuant to various amalgamations including, without limitation, Trimat Well Servicing Inc., Pink Panther Oilfield Services Ltd. and Swab-Tech Inc.;

"**Predecessor Option Agreements**" means the agreements between the Corporation and certain individuals pursuant to which options to acquire securities of entities previously acquired by the Corporation were exchanged for options to acquire Shares;

"**Redemption Call Purchase Price**" has the meaning provided in Section 5.2(a);

"**Redemption Call Right**" has the meaning provided in Section 5.2(a);

"**Redemption Date**" has the meaning provided in the Exchangeable Share Provisions;

"**Redemption Price**" has the meaning provided in the Exchangeable Share Provisions;

"**Shareholder Meeting**" means the special meeting of the Shareholders and holders of Options, Warrants and Share Purchase Rights to be held to consider this Plan of Arrangement;

"**Shareholders**" means holders of Shares from time to time;

"**Share Purchase Rights**" means rights to acquire Shares issued pursuant to the Cooperation Agreement made as of June 18, 2001 between Bonus Well Servicing Partnership and Polar Energy Services Ltd. and the agreement made and entered into as of June 1, 2002 between Kuukpik/ H & R Drilling LLC and H & R Drilling Alaska Inc.;

"**Shares**" means the common shares in the capital of the Corporation;

"**Stock Option Plan**" means the stock option plan of the Corporation approved by the Board of Directors on April 12, 2001;

"**Transfer Agent**" means the duly appointed transfer agent for the time being of the Exchangeable Shares, and, if there is more than one such transfer agent, then the principal Canadian transfer agent;

"**Voting and Exchange Trust Agreement**" means the agreement so entitled among Acquiror, Canco and the Trustee named therein to be dated as of the Effective Date and provided for in the Acquisition Agreement; and

"**Warrants**" means the warrants to purchase 500,000 Shares represented by and provided for in Warrant Certificate No. 98-1 dated November 13, 1998 issued by the Corporation to SCF IV, L.P., as amended December 12, 2001.

1.2 Sections and Headings

The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a Section refers to the specified Section of this Plan of Arrangement.

1.3 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, bodies corporate, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind.

1.4 Date for any Action

In the event that any date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on or by the next succeeding day which is a Business Day.

1.5 Currency

Unless otherwise expressly stated herein, all references to currency and payments in cash or money in this Plan of Arrangement are to Canadian dollars.

1.6 Statutory References

Any reference in this Plan of Arrangement to a statute includes such statute as amended, consolidated or re-enacted from time to time, all regulations made thereunder, all amendments to such regulations from time to time, and any statute or regulation which supersedes such statute or regulations.

ARTICLE 2
ARRANGEMENT

2.1 Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Acquiror, Canco and Callco; (ii) the Corporation; (iii) all holders and all beneficial owners of Shares; (iv) all Holdcos and all holders and all beneficial owners of Holdco Shares; (v) all holders and all beneficial owners of Options, Warrants or Share Purchase Rights; and (vi) all holders and all beneficial owners of Exchangeable Shares.

2.2 Arrangement

At the Effective Time, the following transactions shall occur and shall be deemed to occur in the following order without any further act or formality:

(a) Each Holdco Share will be transferred to, and acquired by, Canco without any act or formality on the part of the holder of such Holdco Share or the entity which acquires such Holdco Share, free and clear of all liens, claims and encumbrances, in exchange for, at the holder's election (or deemed election), (w) the Per Share Price in cash without interest; (x) such number of fully paid and non-assessable Exchangeable Shares (and the Ancillary Rights) as is equal to the Exchange Ratio; or (y) such amount of cash, less than the Per Share Price, as is specified by the holder in the holder's election (whether as a specific dollar amount or a percentage of the Per Share Price) (the "Cash Portion") plus such number of fully paid and non-assessable Exchangeable Shares (and the Ancillary Rights) as is equal to the positive difference between the Per Share Price and the Cash Portion, divided by the Acquiror Average Price calculated to four decimal places, in each case multiplied by a fraction having as its numerator the number of Shares held by the Holdco and as its denominator the number of issued and outstanding Holdco Shares of the Holdco; payable, in each case, in accordance with Article 4 hereof, and the name of each such holder of Holdco Shares will be removed from the register of holders of Holdco Shares and added to the register of holders of the Exchangeable Shares comprising all or part of the consideration to be received by such holder for such transfer, and Canco will be recorded as the registered holder of each such Holdco Share so exchanged and will be deemed to be the legal and beneficial owner thereof.

(b) Each Share (other than Shares owned by Holdcos in respect of which Section 2.2(a) applies) that is not held by (i) a Shareholder who has exercised its right to dissent in accordance with Article 3 hereof and who is ultimately entitled to be paid the fair value of its Shares, or (ii) Acquiror or any affiliate (within the meaning of the Act) thereof (which Share shall not be exchanged under the Arrangement and shall remain outstanding as a Share held by Acquiror or any affiliate thereof), will be transferred to, and acquired by, Canco without any act or formality on the part of the holder of such Share or the entity which acquires such Share, free and clear of all liens, claims and encumbrances, in exchange for, at the holder's election (or deemed election), (w) the Per Share Price in cash without interest; (x) such number of fully paid and non-assessable Exchangeable Shares (and the Ancillary Rights) as is equal to the Exchange Ratio; or (y) such amount of cash, less than the Per Share Price, as is specified by the holder in the holder's election (whether as a specific dollar amount or a percentage of the Per Share Price) (the "Cash Portion") plus such number of fully paid and non-assessable Exchangeable Shares (and the Ancillary Rights) as is equal to the positive difference between the Per Share Price and the Cash Portion, divided by the Acquiror Average Price calculated to four decimal places, payable, in each case, in accordance with Article 4 hereof, and the name of each such holder of Shares will be removed from the register of holders of Shares and added to the register of holders of the Exchangeable Shares comprising all or part of the consideration to be received by such holder for such transfer, and Canco will be recorded as the registered holder of each such Share so exchanged and will be deemed to be the legal and beneficial owner thereof.

(c) Each Share (other than Shares owned by Holdcos in respect of which Section 2.2(a) applies) in respect of which no election has been made by the holder thereof, or in respect of which an effective election has not been made (other than Shares held by (i) a Shareholder who has exercised its right to dissent in accordance with Article 3 hereof and who is ultimately entitled to be paid the fair value of its Shares, or (ii) Acquiror or any affiliate (within the meaning of the Act) thereof (which Share shall not be exchanged under the Arrangement and shall remain outstanding as a Share held by Acquiror or any affiliate thereof)) will be transferred to, and acquired by, Canco, without any act or formality on the part of the holder of such Share or Canco, free and clear of all liens, claims and encumbrances, and the holder shall be deemed to have elected to receive in exchange therefor the Per Share Price in cash without interest, payable in accordance with Article 4 hereof, and the name of each such holder of Shares will be removed from the register of holders of Shares and Canco will be recorded as the registered holder of each such Share so exchanged and will be deemed to be the legal and beneficial owner thereof.

(d) Each Warrant that has not been duly exercised prior to the Effective Time shall thereafter represent the right to purchase that number of Acquiror Shares equal to the number of Shares subject to such Warrant multiplied by the Exchange Ratio. The exercise price per Acquiror Share under the Warrant shall equal the exercise price per Share of such Warrant immediately prior to the Effective Time divided by the Exchange Ratio and further multiplied by the Canadian Dollar Exchange Rate on the Effective Date. If the foregoing calculation results in the Warrant being exercisable for a fraction of an Acquiror Share, then the number of Acquiror Shares subject to such Warrant shall be rounded down to the next whole number of Acquiror Shares and the total exercise price for the Warrant shall be reduced by the exercise price of the fractional Acquiror Share. The term to expiry, conditions to and manner of exercising and all other terms and conditions of such Warrant will be unaffected except to the extent necessary to reflect the changes to the securities acquirable upon exercise and to the exercise price, and any document or agreement previously evidencing such Warrant shall thereafter evidence and be deemed to evidence such Warrant after the Effective Time; provided, however that the holder of the Warrant may request and receive a new warrant certificate from the Acquiror reflecting the foregoing changes in substitution of the Warrant.

(e) Each Option and each Share Purchase Right that has not been duly exercised or surrendered for termination prior to the Effective Time (whether in accordance with Section 2.12 of the Acquisition Agreement or otherwise) shall be terminated and, in consideration for such termination, each holder of such Option or Share Purchase Right shall receive cash, without interest, in an amount equal to the greater of: (A) the positive difference, if any, between (i) the Per Share Price and (ii) the exercise price per share of such Option or Share Purchase Right; and (B) $0.10, for each Share subject to issuance pursuant to such Option or Share Purchase Right.

2.3 Holdco Alternative

Each Shareholder shall be entitled to transfer its Shares to a newly-incorporated corporation (a "Holdco") and transfer the Holdco Shares to Canco as provided in Section 2.2(a) provided that each of the following conditions are satisfied on or prior to and as of the Effective Date:

(a) the Shareholder is a resident of Canada for the purposes of the ITA;

(b) Holdco is incorporated no earlier than February 24, 2002, under the Act;

(c) the Shareholder transfers its Shares to Holdco solely in consideration for the Holdco Shares;

(d) Holdco has no indebtedness or liabilities and owns no assets other than the Shares;

(e) the Shareholder indemnifies Acquiror, the Corporation, Canco and Callco for any and all liabilities of Holdco (other than tax liabilities of Holdco that arise solely as a result of the tax status of Acquiror, Canco or Callco as a "financial institution" for purposes of the ITA) in a form satisfactory to Acquiror in its sole discretion, and such Shareholder either has net assets as reflected on its audited financial statements for its most recently ended fiscal year which are satisfactory to Acquiror or provides Acquiror with security satisfactory to Acquiror in respect of such shareholder's indemnification obligations as set out above;

(f) prior to the Effective Date, Holdco (i) declares one or more stock dividends which (if the Holdco Shares are to be acquired by Canco) may be in the form of preferred shares of Holdco that are converted into common shares of Holdco prior to the Effective Date, (ii) increases the stated capital of the Holdco Shares; or (iii) (if the Holdco Shares are to be acquired by Canco) declares one or more cash dividends, provided that such cash is used to subscribe, directly or indirectly, for shares of Holdco;

(g) on the Effective Date, Holdco has no issued shares outstanding other than the Holdco Shares and such shares will be owned by the Shareholder;

(h) on or prior to the Effective Date, Holdco has never entered into any transaction (or conducted any business or operations or engaged in any activity) other than those described herein or such other transactions as are necessary to facilitate those transactions described herein with Acquiror's consent, acting reasonably;

(i) other than as provided in (f) above, Holdco will not declare or pay any dividends or other distributions;

(j) the Shareholder shall prepare and file all income tax returns of its Holdco in respect of the taxation year-end of such Holdco ending immediately prior to the acquisition of such Holdco Shares by Canco subject to Acquiror's right to approve all such returns as to form and substance;

(k) the Shareholder provides the Corporation and Acquiror with copies of all documents necessary to effect the transactions contemplated in this Section 2.3 at least ten days prior to the Effective

Date which documents must be approved by both the Corporation and Acquiror in their sole discretion; and

(l) the Shareholder and its Holdco execute a share purchase agreement in the form required by Acquiror, acting reasonably, providing for, among other things, the sale of the Holdco Shares to Canco and containing the terms and conditions, among others, set out in this Section 2.3.

2.4 Elections

(a) Each person who, at or prior to the Election Deadline, is a holder of Shares or Holdco Shares will be entitled, with respect to all or a portion of their shares, to make an election at or prior to the Election Deadline to receive (i) cash, (ii) Exchangeable Shares (and the Ancillary Rights), or (iii) a combination thereof in exchange for such holder's Shares or Holdco Shares on the basis set forth herein and in the Letter of Transmittal and Election Form or the Holdco Letter of Transmittal and Election Form, as the case may be.

(b) Holders of Shares and holders of Holdco Shares who are resident in Canada for purposes of the ITA, other than any such holders who are exempt from tax under Part I of the ITA, and who have elected to receive Exchangeable Shares (and the Ancillary Rights) or a combination of cash and Exchangeable Shares (and the Ancillary Rights) shall be entitled to make an income tax election pursuant to subsection 85(1) of the ITA or, if the holder is a partnership, subsection 85(2) of the ITA (and in each case, where applicable, the analogous provisions of provincial income tax law) with respect to the transfer of their Shares or Holdco Shares, as the case may be, to Canco by providing two signed copies of the necessary prescribed election forms to the Depositary within 90 days following the Effective Date, duly completed with the details of the number of Shares or Holdco Shares, as the case may be, transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the ITA (or any applicable provincial income tax law), the forms will be signed by Canco and returned to such holders within 30 days after the receipt thereof by the Depositary for filing with CCRA (or the applicable provincial taxing authority). Canco will not be responsible for the proper completion of any election form and, except for Canco's obligation to return duly completed election forms which are received by the Depositary within 90 days following the Effective Date, within 30 days after the receipt thereof by the Depositary, Canco will not be responsible for any taxes, interest, penalties or any other costs or damages resulting from the failure by a holder of Shares or Holdco Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial income tax law). In its sole discretion, Canco may choose to sign and return an election form received more than 90 days following the Effective Date, but Canco will have no obligation to do so.

2.5 Adjustments To Exchange Ratio

The Exchange Ratio shall be proportionately and appropriately adjusted to reflect fully the effect of (a) any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Acquiror Shares or Shares), reorganization, recapitalization or other like change with respect to Acquiror Shares or Shares, and (b) any extraordinary dividend or distribution with respect to Acquiror Shares (other than a dividend or distribution referenced in clause (a)); provided that the foregoing adjustments shall not be made if the record date for the stock split, reverse split, stock dividend, reorganization, recapitalization, other like change or extraordinary dividend or distribution referred to in clauses (a) and (b) above does not occur after the date of the Acquisition Agreement and prior to the Effective Time. **In any case where the Exchange Ratio is adjusted in accordance with the foregoing, a corresponding adjustment shall be made to the number of Exchangeable Shares (and Ancillary Rights) that are acquired by holders of Shares or Holdco Shares who have elected to receive a combination of cash and Exchangeable Shares (and Ancillary Rights).**

ARTICLE 3
RIGHTS OF DISSENT

3.1 Rights of Dissent

Holders of Shares, Options, Warrants or Share Purchase Rights may exercise rights of dissent with respect to such Shares, Options, Warrants or Share Purchase Rights, as the case may be, pursuant to and in the manner set forth in Section 190 of the Act as modified by the Interim Order and this Section 3.1 in connection with the Arrangement; provided that, notwithstanding subsection 190(5) of the Act, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the Act must be received by the Corporation not later than 2:00 p.m. (Calgary time) on the Business Day preceding the Shareholder Meeting. Holders of Shares, Options, Warrants or Share Purchase Rights, as the case may be, who duly exercise such rights of dissent and who:

(a) are ultimately determined to be entitled to be paid fair value for their Shares, Options, Warrants or Share Purchase Rights, as the case may be, shall be deemed to have transferred such Shares, Options, Warrants or Share Purchase Rights, as the case may be, as of the Effective Time, without any further act or formality and free and clear of all liens, claims and encumbrances, to Canco, in consideration for a payment of cash from Canco equal to such fair value; or

(b) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Shares, Options, Warrants or Share Purchase Rights, as the case may be, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Shares, Options, Warrants or Share Purchase Rights, as the case may be, who did not make an election and shall receive cash on the same basis as holders of Shares, Options, Warrants or Share Purchase Rights in respect of which no election has been made,

but in no case shall Acquiror, the Corporation, Canco, Callco or any other person be required to recognize any holder of Shares, Options, Warrants or Share Purchase Rights who exercises rights of dissent as a holder of Shares, Options, Warrants or Share Purchase Rights after the Effective Time and the names of each such holder shall be deleted from the register of holders of Shares, Options, Warrants or Share Purchase Rights at the Effective Time.

ARTICLE 4
CERTIFICATES AND FRACTIONAL SHARES

4.1 Payment of Cash

At or promptly after the Effective Time, Canco shall deposit with the Depositary, for the benefit of the holders of Holdco Shares, Shares, Options and Share Purchase Rights who will receive cash in connection with the Arrangement, cash in an amount sufficient to satisfy all of the cash payment obligations to Holdco Shareholders and Shareholders in connection with the acquisition of Holdco Shares and Shares pursuant to the Arrangement (together with any unpaid dividends or distributions declared on the Shares, if any, prior to the Effective Time) and to holders of Options or Share Purchase Rights required pursuant to Section 2.2(e) or otherwise under this Plan of Arrangement. Upon surrender to the Depositary for transfer to Canco of a certificate which immediately prior to or upon the Effective Time represented Holdco Shares or Shares in respect of which the holder is entitled to receive cash under the Arrangement, together with (i) a duly completed Letter of Transmittal and Election Form or Holdco Letter of Transmittal and Election Form, (ii) such other documents and instruments as would have been required to effect the transfer of the Holdco Shares or Shares formerly represented by such certificate under the Act and the by-laws of the Corporation, and (iii) such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and after the Effective Time the Depositary shall deliver to such holder, the amount of cash such holder is entitled to receive under the Arrangement (together with any unpaid dividends or distributions declared on the surrendered Shares or Shares owned by the relevant Holdco, if any, prior to the Effective Time), and any certificate so surrendered shall forthwith be transferred to Canco. No interest shall be paid or accrued on unpaid dividends and distributions, if any, payable to holders of certificates that formerly represented Shares. In the event of a transfer of ownership of such Shares or Holdco Shares that was not registered in the securities register of the Corporation or Holdco, as the case may be, the amount of cash payable for such Shares under the Arrangement may be delivered to the transferee if the certificate representing such Shares or Holdco Shares is presented to the Depositary as provided above, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 4.1, each certificate which immediately prior to or upon the Effective Time represented one or more outstanding Shares or Holdco Shares that, under the Arrangement, were exchanged or were deemed to be exchanged for cash pursuant to Section 2.2 shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the cash payment contemplated by this Section 4.1.

4.2 Issuance of Certificates Representing Exchangeable Shares

At or promptly after the Effective Time, Canco shall deposit with the Depositary, for the benefit of the holders of Holdco Shares and Shares who will receive Exchangeable Shares (and the Ancillary Rights) in connection with the Arrangement, certificates representing the number of Exchangeable Shares sufficient to satisfy all of the Exchangeable Share payment obligations to Holdco Shareholders and Shareholders in connection with the acquisition of Holdco Shares and Shares pursuant to the Arrangement (together with cash in an amount equal to the sum of any unpaid dividends or distributions declared on the surrendered Shares or Shares owned by the relevant Holdco, if any, prior to the Effective Time, and any payments for fractional shares required by Section 4.3). Upon surrender to the Depositary for transfer to Canco of a certificate which immediately prior to or upon the Effective Time represented Holdco Shares or Shares in respect of which the holder is entitled to receive Exchangeable Shares under the Arrangement, together with (i) a duly completed Letter of Transmittal and Election Form or Holdco Letter of Transmittal and Election Form, (ii) such other documents and instruments as would have been required to effect the transfer of the Holdco Shares or Shares formerly represented by such certificate under the Act and the by-laws of the relevant Holdco or the Corporation, and (iii) such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and after the Effective Time the Depositary shall deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of Exchangeable Shares which such holder has the right to receive (together with any unpaid dividends or distributions declared on the surrendered Shares or Shares owned by the relevant Holdco prior to the Effective Time), and any certificate so surrendered shall forthwith be transferred to Canco. No interest shall be paid or accrued on the cash in lieu of fractional shares, if any, or on unpaid dividends and distributions, if any, payable to holders of certificates that formerly represented Shares. In the event of a transfer of ownership of Holdco Shares or Shares that was not registered in the securities register of the relevant Holdco or the Corporation, as the case may be, a certificate representing the proper number of Exchangeable Shares (together with any unpaid dividends or distributions declared on the surrendered Shares prior to the Effective Time) may be issued to the transferee if the certificate representing such Holdco Shares or Shares is presented to the Depositary as provided above, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 4.2, each certificate which immediately prior to or upon the Effective Time represented one or more Holdco Shares or Shares that, under the Arrangement, were exchanged or were deemed to be exchanged for Exchangeable Shares pursuant to Section 2.2 shall be deemed at all times after the Effective Time, but subject to Section 4.3, to represent only the right to receive upon such surrender a certificate representing that number (rounded down to the nearest whole number) of Exchangeable Shares (together with any unpaid dividends or distributions declared on the surrendered Shares, or Shares owned by the relevant Holdco, prior to the Effective Time) which such holder has the right to receive.

4.3 Distributions With Respect To Unsurrendered Certificates

No dividends or other distributions paid, declared or made with respect to Exchangeable Shares, in each case with a record date after the Effective Time, shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Holdco Shares or Shares that were exchanged for Exchangeable Shares pursuant to Section 2.2 unless and until the holder of such certificate shall comply with the provisions of Section 4.2. Subject to applicable law, at the time such holder shall have complied with the provisions of Section 4.2 (or, in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of the certificates formerly representing Holdco Shares or Shares, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time paid with respect to the Exchangeable Shares to which such holder is entitled pursuant hereto, and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the date of compliance by such holder with the provisions of Section 4.2 and a payment date subsequent to the date of such compliance and payable with respect to such Exchangeable Shares.

4.4 No Fractional Shares

No certificates representing fractional Exchangeable Shares shall be issued upon compliance with the provisions of Section 4.2 and no dividend, stock split or other change in the capital structure of Canco shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of Canco. In lieu of any such fractional securities, each holder otherwise entitled to a fractional interest in an Exchangeable Share will be entitled to receive a cash payment from the Depositary equal to the product of such fractional interest and the Acquiror Average Price, such amount to be provided to the Depositary by Canco, upon request. Such payment with respect to fractional shares is merely intended to provide a mechanical rounding off of, and is not separately bargained for, consideration. If more than one certificate formerly representing Holdco Shares or Shares is surrendered for the account of the same holder, the number of Exchangeable Shares for which such certificates have been surrendered shall be computed on the basis of the aggregate number of Holdco Shares or Shares represented by the certificates so surrendered. On the date of the notice referred to in Section 7.2 of the Exchangeable Share Provisions, the aggregate number of Exchangeable Shares for which no certificates were issued as a result of the foregoing provisions of this Section 4.4 shall be deemed to have been surrendered by the Depositary for no consideration to Canco.

4.5 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Holdco Shares or Shares that were exchanged pursuant to Section 2.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of Holdco Shares or Shares claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, any cash pursuant to Section 4.1 and/or one or more certificates representing one or more Exchangeable Shares pursuant to Section 4.2 (and any dividends or distributions with respect thereto) in each case deliverable in accordance with Section 2.2. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the holder to whom cash and/or certificates representing Exchangeable Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to the Corporation and Canco and their respective transfer agents in such sum as any of them may direct or otherwise indemnify the Corporation and Canco in a manner satisfactory to the Corporation and Canco against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.6 Extinguishment Of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Shares that are not held by a Shareholder who has exercised its right to dissent in accordance with Article 3 hereof and who is ultimately entitled to be paid fair value of the Shares held by such Shareholder but was exchanged or was deemed to have been exchanged pursuant to Section 2.2, that has not been deposited with all other instruments required by Section 4.1 or Section 4.2, on or prior to the earlier of the third anniversary of the Effective Date and the date of the notice referred to in Section 7.2 of the Exchangeable Share Provisions shall cease to represent a claim or interest of any kind or nature to such cash payment and/or as a holder of Exchangeable Shares. On such date, the cash payment and/or the Exchangeable Shares (and any dividends or distributions with respect thereto) to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Callco or Canco, as the case may be, together with all entitlements to dividends, distributions, cash and interest in respect thereof held for such former holder. None of Acquiror, the Corporation, Canco, Callco or the Depositary shall be liable to any person in respect of any cash payment or Exchangeable Shares (or dividends, distributions and/or cash in lieu of fractional shares) delivered to a public official pursuant to and in compliance with any applicable abandoned property, escheat or similar law.

4.7 Withholding Rights

Acquiror, the Corporation, Canco, Callco and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Shares or Exchangeable Shares such amounts as the Corporation, Canco, Callco or the Depositary is required to deduct and withhold with respect to such payment under the ITA, the Code or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Corporation, Canco, Callco and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation, Canco, Callco or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Corporation, Canco, Callco or the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

4.8 Termination of Depositary

Any Exchangeable Shares, together with any funds held by the Depositary, that remain undistributed to former holders of Shares nine months after the Effective Date shall be delivered to Canco or Callco upon demand therefor, and holders of certificates previously representing Shares who have not theretofore complied with Section 4.1 or Section 4.2 shall thereafter look only to Canco or Callco for payment of any claim to cash, Exchangeable Shares, cash in lieu of fractional shares thereof or dividends or distributions, if any, in respect thereof.

ARTICLE 5
CERTAIN RIGHTS OF CALLCO TO ACQUIRE EXCHANGEABLE SHARES

5.1 Callco Liquidation Call Right

(a) Callco shall have the overriding right (the "Liquidation Call Right"), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of Canco or any other distribution of the assets of Canco among its shareholders for the purpose of winding-up its affairs, pursuant to Article 5 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders of Exchangeable Shares (other than any holder of Exchangeable Shares which is an affiliate of Acquiror) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder upon payment by Callco to each such holder of the Exchangeable Share Price applicable on the last Business Day prior to the Liquidation Date (the "Liquidation Call Purchase Price") in accordance with Section 5.1(c). In the event of the exercise of the Liquidation Call Right by Callco, each holder shall be obligated to sell all the Exchangeable Shares held by such holder to Callco on the Liquidation Date upon payment by Callco to such holder of the Liquidation Call Purchase Price for each such Exchangeable Share, whereupon Canco shall have no obligation to pay any Liquidation Amount to the holders of such shares so purchased by Callco.

(b) To exercise the Liquidation Call Right, Callco must notify Canco and the Transfer Agent of Callco's intention to exercise such right at least 45 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of Canco or any other voluntary distribution of the assets of Canco among its shareholders for the purpose of winding-up its affairs, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of Canco or any other involuntary distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs. The Transfer Agent will notify the holders of Exchangeable Shares as to whether Callco has exercised the Liquidation Call Right forthwith after the expiry of the period during which the same may be exercised by Callco. If Callco exercises the Liquidation Call Right, then on the Liquidation Date, Callco will purchase and the holders of Exchangeable Shares will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Liquidation Call Purchase Price.

(c) For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, Callco shall deposit or cause to be deposited with the Transfer Agent, on or before the Liquidation Date, the Exchangeable Share Consideration representing the total Liquidation Call Purchase Price. Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, on and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of the Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive their proportionate part of the total Liquidation Call Purchase Price payable by Callco, without interest, upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of Acquiror Shares to which such holder is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of Canco and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of Callco shall deliver to such holder, the Exchangeable Share Consideration to which such holder is entitled. If Callco does not exercise the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by Canco in connection with the liquidation, dissolution or winding-up of Canco pursuant to Article 5 of the Exchangeable Share Provisions.

5.2 Callco Redemption Call Right

In addition to Callco's rights contained in the Exchangeable Share Provisions, including the Retraction Call Right (as defined in the Exchangeable Share Provisions), Callco shall have the following rights in respect of the Exchangeable Shares:

(a) Callco shall have the overriding right (the "Redemption Call Right"), in the event of and notwithstanding the proposed redemption of the Exchangeable Shares by Canco pursuant to Article 7 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders of Exchangeable Shares (other than any holder of Exchangeable Shares which is an affiliate of Acquiror) on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder upon payment by Callco to each such holder of the Exchangeable Share Price applicable on the last Business Day prior to the Redemption Date (the "Redemption Call Purchase Price") in accordance with 5.2(c). In the event of the exercise of the Redemption Call Right by Callco, each holder of Exchangeable Shares shall be obligated to sell all the Exchangeable Shares held by such holder to Callco on the Redemption Date upon payment by Callco to such holder of the Redemption Call Purchase Price for each such Exchangeable Share, whereupon Canco shall have no obligation to redeem, or to pay the Redemption Price in respect of, such shares so purchased by Callco.

(b) To exercise the Redemption Call Right, Callco must notify the Transfer Agent of Callco's intention to exercise such right at least 60 days before the Redemption Date, except in the case of a redemption occurring as a result of an Acquiror Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event (each as defined in the Exchangeable Share Provisions), in which case Callco shall so notify the Transfer Agent and Canco on or before the Redemption Date. The Transfer Agent will notify the holders of the Exchangeable Shares as to whether Callco has exercised the Redemption Call Right forthwith after the expiry of the period during which the same may be exercised by Callco. If Callco exercises the Redemption Call Right, then, on the Redemption Date, Callco will purchase and the holders of Exchangeable Shares will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Redemption Call Purchase Price.

(c) For the purposes of completing the purchase of the Exchangeable Shares pursuant to the exercise of the Redemption Call Right, Callco shall deposit or cause to be deposited with the Transfer Agent, on or before the Redemption Date, the Exchangeable Share Consideration representing the total Redemption Call Purchase Price. Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, on and after the Redemption Date the holders of the Exchangeable Shares shall cease to be holders of the Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive their proportionate part of the total Redemption Call Purchase Price payable by Callco, without interest, upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Redemption Date be considered and deemed for all purposes to be the holder of Acquiror Shares to which such holder is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of Canco and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of Callco shall deliver to such holder, the Exchangeable Share Consideration to which such holder is entitled. If Callco does not exercise the Redemption Call Right in the manner described above, on the Redemption Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the Redemption Price otherwise payable by Canco in connection with the redemption of the Exchangeable Shares pursuant to Article 7 of the Exchangeable Share Provisions.

5.3 Change of Law Call Right

(a) Acquiror shall have the overriding right (the "Change of Law Call Right"), in the event of a Change of Law, to purchase (or to cause Callco to purchase) from all but not less than all of the holders of Exchangeable Shares (other than any holder of Exchangeable Shares which is an affiliate of Acquiror) all but not less than all of the Exchangeable Shares held by each such holder upon payment by Acquiror or Callco, as the case may be, of an amount per share (the "Change of Law Call Purchase Price") equal to the Exchangeable Share Price applicable on the last Business Day prior to the Change of Law Call Date, in accordance with Section 5.3(c). In the event of the exercise of the Change of Law Call Right by Acquiror or Callco, as the case may be, each holder of Exchangeable Shares shall be obligated to sell all the Exchangeable Shares held by such holder to Acquiror or Callco, as the case may be, on the Change of Law Call Date upon payment by Acquiror to such holder of the Change of Law Call Purchase Price for each such Exchangeable Share.

(b) To exercise the Change of Law Call Right, Acquiror or Callco must notify the Transfer Agent of its intention to exercise such right at least 45 days before the date on which Acquiror or Callco intends to acquire the Exchangeable Shares (the "Change of Law Call Date"). If Acquiror or Callco exercises the Change of Law Call Right, then, on the Change of Law Call Date, Acquiror or Callco, as the case may be, will purchase and the holders of Exchangeable

Shares will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Change of Law Call Purchase Price.

(c) For the purposes of completing the purchase of the Exchangeable Shares pursuant to the exercise of the Change of Law Call Right, Acquiror or Callco, as the case may be, shall deposit or cause to be deposited with the Transfer Agent, on or before the Change of Law Call Date, the Exchangeable Share Consideration representing the total Change of Law Call Purchase Price. Provided that such Exchangeable Share Consideration has been so deposited with the Transfer Agent, on and after the Change of Law Call Date the holders of the Exchangeable Shares shall cease to be holders of the Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive their proportionate part of the total Change of Law Purchase Price payable by Acquiror or Callco, as the case may be, without interest, upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Change of Law Call Date be considered and deemed for all purposes to be the holder of Acquiror Shares to which such holder is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of Canco and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of Acquiror or Callco, as the case may be, shall deliver to such holder, the Exchangeable Share Consideration to which such holder is entitled.

ARTICLE 6
AMENDMENT

6.1 Plan of Arrangement Amendment

The Corporation and Acquiror reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is (a) agreed to by Acquiror, (b) filed with the Court and, if made following the Shareholder Meeting, approved by the Court, and (c) communicated to Shareholders and holders of Options, Warrants and Share Purchase Rights in the manner required by the Court (if so required).

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation and Acquiror at any time prior to or at the Shareholder Meeting (provided that Acquiror shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Shareholder Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Shareholder Meeting shall be effective only if it is consented to by each of the Corporation and Acquiror, and if required by the Court or applicable law, it is consented to by the Shareholders and holders of Options, Warrants and Share Purchase Rights or the holders of the Exchangeable Shares, as the case may be.

Subject to applicable law, any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Acquiror; provided that it concerns a matter which, in the reasonable opinion of Acquiror, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Shareholders or holders of Options, Warrants and Share Purchase Rights.

ARTICLE 7
FURTHER ASSURANCES

7.1 Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Acquisition Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

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ANNEX E

APPENDIX 1
TO THE PLAN OF ARRANGEMENT

PROVISIONS ATTACHING TO THE EXCHANGEABLE SHARES OF NABORS EXCHANGECO (CANADA) INC.

The Exchangeable Shares shall have the following rights, privileges, restrictions and conditions:

ARTICLE 1
INTERPRETATION

1.1 *For the purposes of these share provisions:*

"Acquiror" means Nabors Industries Inc., a corporation incorporated under the laws of Delaware;

"Acquiror Control Transaction" means any merger, amalgamation, tender offer, material sale of shares or rights or interests therein or thereto or similar transactions involving Acquiror, or any proposal to carry out the same;

"Acquiror Dividend Declaration Date" means the date on which the board of directors of Acquiror declares any dividend on the Acquiror Shares;

"Acquiror Shares" means the shares in the common stock of Acquiror and any other securities into which such shares may be changed, exchanged or converted;

"Acquisition Agreement" means the acquisition agreement by and between Acquiror and Enserco dated February 25, 2002, as amended and restated from time to time, providing for, among other things, the Arrangement;

"Affiliate" has the meaning ascribed thereto in the Securities Act, unless otherwise expressly stated herein;

"Arrangement" means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement to which plan these share provisions are attached as Appendix 1 and which Plan of Arrangement (other than Appendix 1 thereto) is attached to the Acquisition Agreement as Schedule B, subject to any amendments or variations thereto made in accordance with Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

"Board of Directors" means the board of directors of the Company;

"Business Day" means any day on which commercial banks are generally open for business in Houston, Texas and Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Houston, Texas under the laws of the State of Texas or the federal laws of the United States of America or in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"Callco" means 3064297 Nova Scotia Company, an unlimited liability company existing under the laws of the Province of Nova Scotia and an indirect wholly-owned subsidiary of Acquiror;

"Callco Call Notice" has the meaning ascribed thereto in Section 6.3 of these share provisions;

"Canadian Dollar Equivalent" means in respect of an amount expressed in a currency other than Canadian dollars (the "Foreign Currency Amount") at any date the product obtained by multiplying:

(a) the Foreign Currency Amount, by

(b) the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such spot exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose;

"CBCA" means *Canada Business Corporations Act*, as amended from time to time prior to the Effective Date;

"Change of Law Call Right" has the meaning ascribed thereto in the Plan of Arrangement;

"Common Shares" means the common shares in the capital of the Company;

"Company" or "Canco" means Nabors Exchangeco (Canada) Inc., a corporation existing under the CBCA;

"Court" has the meaning ascribed thereto in the Plan of Arrangement;

"Current Market Price" means, in respect of an Acquiror Share on any date, the Canadian Dollar Equivalent of the average of the closing bid and asked prices of Acquiror Shares during a period of 20 consecutive trading days ending not more than three trading days before such date on the American Stock Exchange, or, if the Acquiror Shares are not then listed on the American Stock Exchange, on such other stock exchange or automated quotation system on which the Acquiror Shares are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Acquiror Shares during such period does not create a market which reflects the fair market value of an Acquiror Share, then the Current Market Price of an Acquiror Share shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding;

"Director" means the Director appointed pursuant to section 260 of the CBCA;

"Effective Date" means the effective date of the Arrangement, being the date shown on the certificate of arrangement to be issued by the Director under the CBCA giving effect to the Arrangement;

"Effective Time" means 12:01 a.m. (Calgary time) on the Effective Date;

"Enserco" means Enserco Energy Service Company Inc., a corporation existing under the laws of Canada;

"Enserco Shares" means the common shares in the capital of Enserco;

"Exchangeable Shares" mean the non-voting exchangeable shares in the capital of the Company, having the rights, privileges, restrictions and conditions set forth herein;

"Exchangeable Share Consideration" means, with respect to each Exchangeable Share, for any acquisition of, redemption of or distribution of assets of the Company in respect of, or purchase pursuant to, these share provisions, the Plan of Arrangement, the Support Agreement or the Voting and Exchange Trust Agreement:

(a) the Current Market Price of one Acquiror Share deliverable in connection with such action; plus

(b) a cheque or cheques payable at par at any branch of the bankers of the payor in the amount of all declared, payable and unpaid, and all undeclared but payable, cash dividends deliverable in connection with such action; plus

(c) such stock or other property constituting any declared and unpaid non-cash dividends deliverable in connection with such action,

provided that (i) the part of the consideration which represents (a) above shall be fully paid and satisfied by the delivery of one Acquiror Share, such share to be duly issued, fully paid and non-assessable, (ii) the part of the consideration which represents (c) above shall be fully paid and satisfied by delivery of such non-cash items, (iii) any such consideration shall be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest and (iv) any such consideration shall be paid less any tax required to be deducted and withheld therefrom and without interest;

"Exchangeable Share Price" means, for each Exchangeable Share, an amount equal to the aggregate of:

(a) the Current Market Price of one Acquiror Share; plus

(b) an additional amount equal to the full amount of all cash dividends declared, payable and unpaid, on such Exchangeable Share; plus

(c) an additional amount equal to the full amount of all dividends declared and payable or paid on Acquiror Shares which have not been declared or paid on Exchangeable Shares in accordance herewith; plus

(d) an additional amount representing the full amount of all non-cash dividends declared, payable and unpaid, on such Exchangeable Share;

"Exchangeable Share Voting Event" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of the Company, other than an Exempt Exchangeable Share Voting Event, and, for greater certainty, excluding any matter in respect of which holders of Exchangeable Shares are entitled to vote (or instruct the Trustee to vote) in their capacity as Beneficiaries under (and as that term is defined in) the Voting and Exchange Trust Agreement;

"Exempt Exchangeable Share Voting Event" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of the Company in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares, where the approval or disapproval, as applicable, of such change would be required to maintain the equivalence of the Exchangeable Shares and the Acquiror Shares;

"Final Order" has the meaning ascribed thereto in the Plan of Arrangement;

"Governmental Entity" means any (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Holder" means, when used with reference to the Exchangeable Shares, the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of the Company in respect of the Exchangeable Shares;

"Liquidation Amount" has the meaning ascribed thereto in Section 5.1(a) of these share provisions;

"Liquidation Call Right" has the meaning ascribed thereto in the Plan of Arrangement;

"Liquidation Date" has the meaning ascribed thereto in Section 5.1(a) of these share provisions;

"Options" has the meaning ascribed thereto in the Plan of Arrangement;

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"Plan of Arrangement" means the plan of arrangement involving and affecting Enserco, Acquiror, Callco, the Company, all holders and all beneficial owners of Enserco Shares, all holders and all beneficial owners of Exchangeable Shares and all holders and all beneficial owners of, inter alia, Options under section 192 of the CBCA contemplated in the Acquisition Agreement, to which these share provisions are attached as Appendix 1;

"Purchase Price" has the meaning ascribed thereto in Section 6.3 of these share provisions;

"Redemption Call Purchase Price" has the meaning ascribed thereto in the Plan of Arrangement;

"Redemption Call Right" has the meaning ascribed thereto in the Plan of Arrangement;

"Redemption Date" means the date, if any, established by the Board of Directors for the redemption by the Company of all but not less than all of the outstanding Exchangeable Shares pursuant to Article 7 of these share provisions, which date shall be no earlier than the fifth anniversary of the Effective Date, unless:

(a) there are less than 1,500,000 Exchangeable Shares outstanding (other than Exchangeable Shares held by Acquiror and its Affiliates);

(b) an Acquiror Control Transaction occurs, in which case, provided that the Board of Directors determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with such an Acquiror Control Transaction and that the redemption of all but not less than all of the outstanding Exchangeable Shares is necessary to enable the completion of such Acquiror Control Transaction in accordance with its terms, the Board of Directors may accelerate such redemption date to such date prior to the fifth anniversary of the Effective Date as it may determine, upon such number of days' prior written notice to the registered holders of the Exchangeable Shares and the Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances; provided that, for greater certainty, the proposed reorganization of Acquiror, as publicly disclosed by Acquiror on January 2, 2002 and as generally described in the draft registration statement filed by the Acquiror with the United States Securities and Exchange Commission on or about such date, as amended or supplemented from time to time, shall not in any event constitute an Acquiror Control Transaction for purposes hereof;

(c) an Exchangeable Share Voting Event is proposed, in which case, provided that the Board of Directors has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the Exchangeable Share Voting Event, which business purpose must be bona fide and not for the primary purpose of causing the occurrence of a Redemption Date, the redemption date shall be the Business Day prior to the record date for any meeting or vote of the holders of the Exchangeable Shares to consider the Exchangeable Share Voting Event and the Board of Directors shall give such number of days' prior written notice of such redemption to the registered holders of the Exchangeable Shares and the Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances; or

(d) an Exempt Exchangeable Share Voting Event is proposed and the holders of the Exchangeable Shares fail to take the necessary action at a meeting or other vote of holders of Exchangeable Shares, to approve or disapprove, as applicable, the Exempt Exchangeable Share Voting Event, in which case the redemption date shall be the Business Day following the day on which the holders of the Exchangeable Shares failed to take such action, provided, however, that the accidental failure or omission to give any notice of redemption under clauses (a), (b) or (c) above to any of such holders of Exchangeable Shares shall not affect the validity of any such redemption;

"Redemption Price" has the meaning ascribed thereto in Section 7.1 of these share provisions;

"Retracted Shares" has the meaning ascribed thereto in Section 6.1(a) of these share provisions;

"Retraction Call Right" has the meaning ascribed thereto in Section 6.1(c) of these share provisions;

"Retraction Date" has the meaning ascribed thereto in Section 6.1(b) of these share provisions;

"Retraction Price" has the meaning ascribed thereto in Section 6.1 of these share provisions;

"Retraction Request" has the meaning ascribed thereto in Section 6.1 of these share provisions;

"Securities Act" means the *Securities Act* (Alberta) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

"Support Agreement" means the agreement made between Acquiror, Callco and the Company substantially in the form and content of Schedule E annexed to the Acquisition Agreement, with such changes thereto as the parties to the Acquisition Agreement, acting reasonably, may agree;

"Transfer Agent" means Computershare Trust Company of Canada or such other Person as may from time to time be appointed by the Company as the registrar and transfer agent for the Exchangeable Shares;

"Trustee" means Computershare Trust Company of Canada or such other trustee as is chosen by Acquiror and Enserco, acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement; and

"Voting and Exchange Trust Agreement" means the agreement made among Acquiror, the Company and the Trustee in connection with the Plan of Arrangement substantially in the form and content of Schedule F annexed to the Acquisition Agreement with such changes thereto as the parties to the Acquisition Agreement, acting reasonably, may agree.

ARTICLE 2
RANKING OF EXCHANGEABLE SHARES

2.1 The Exchangeable Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company, among its shareholders for the purpose of winding-up its affairs.

ARTICLE 3
DIVIDENDS

3.1 A holder of an Exchangeable Share shall be entitled to receive and the Board of Directors shall, subject to applicable law, on each Acquiror Dividend Declaration Date, declare a dividend on each Exchangeable Share:

(a) in the case of a cash dividend declared on the Acquiror Shares, in an amount in cash for each Exchangeable Share in U.S. dollars, or the Canadian Dollar Equivalent thereof on the Acquiror Dividend Declaration Date, in each case, corresponding to the cash dividend declared on each Acquiror Share;

(b) in the case of a stock dividend declared on the Acquiror Shares, to be paid in Acquiror Shares, subject to Section 3.2, by the issue or transfer by the Company of such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of Acquiror Shares to be paid on each Acquiror Share; or

(c) in the case of a dividend declared on the Acquiror Shares in property other than cash or Acquiror Shares, in such type and amount of property for each Exchangeable Share as is the same as or economically equivalent to (to be determined by the Board of Directors as contemplated by Section 3.6) the type and amount of property declared as a dividend on each Acquiror Share.

Such dividends shall be paid out of money, assets or property of the Company properly applicable to the payment of dividends, or out of authorized but unissued shares of the Company, as applicable.

3.2 In the case of a stock dividend declared on the Acquiror Shares to be paid in Acquiror Shares, in lieu of declaring the stock dividend contemplated by Section 3.1(b) on the Exchangeable Shares, the Board of Directors may, in good faith and in its discretion and subject to applicable law and to obtaining all required regulatory approvals, subdivide, redivide or change (the "Subdivision") each issued and unissued Exchangeable Share on the basis that each Exchangeable Share before the subdivision becomes a number of Exchangeable Shares equal to the sum of (i) one Acquiror Share and (ii) the number of Acquiror Shares to be paid as a share dividend on each Acquiror Share. In making such Subdivision, the Board of Directors shall consider the effect thereof upon the then outstanding Exchangeable Shares and the general taxation consequences of the Subdivision to the holders of the Exchangeable Shares. In such instance, and notwithstanding any other provision hereof, such Subdivision shall become effective on the effective date specified in Section 3.4 without any further act or formality on the part of the Board of Directors or of the holders of Exchangeable Shares. For greater certainty, subject to applicable law, no approval of the Holders to an amendment to the articles of the Company shall be required to give effect to such Subdivision.

3.3 Cheques of the Company payable at par at any branch of the bankers of the Company shall be issued in respect of any cash dividends contemplated by Section 3.1(a) and the sending of such a cheque to each holder of an Exchangeable Share shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Subject to applicable law, certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends contemplated by Section 3.1(b) or any Subdivision contemplated by Section 3.2 and the sending of such a certificate to each holder of an Exchangeable Share shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends contemplated by Section 3.1(c) shall be issued, distributed or transferred by the Company in such manner as it shall determine and the issuance, distribution or transfer thereof by the Company to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Company any dividend that is represented by a cheque that has not been duly presented to the Company's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was first payable.

3.4 The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under Section 3.1 shall be the same dates as the record date and payment date, respectively, for the corresponding dividend declared on the Acquiror Shares. The record date for the determination of the holders of Exchangeable Shares entitled to receive Exchangeable Shares in connection with any Subdivision of the Exchangeable Shares under Section 3.2 and the effective date of such Subdivision shall be the same dates as the record date and payment date, respectively, for the corresponding dividend declared on the Acquiror Shares.

3.5 If on any payment date for any dividends declared on the Exchangeable Shares under Section 3.1 the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on the earliest subsequent date or dates determined by the Board of Directors on which the Company shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

3.6 The Board of Directors shall determine, in good faith and in its sole discretion, economic equivalence for the purposes of Sections 3.1 and 3.2 and Article 11, and each such determination shall be conclusive and binding on the Company and its shareholders. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

(a) in the case of any stock dividend or other distribution payable in Acquiror Shares, the number of such shares issued in proportion to the number of Acquiror Shares previously outstanding;

(b) in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase Acquiror Shares (or securities exchangeable for or convertible into or carrying rights to acquire Acquiror Shares), the relationship between the exercise price of each such right, option or warrant and the Current Market Price, the volatility of the Acquiror Shares and the term of any such instrument;

(c) in the case of the issuance or distribution of any other form of property (including any shares or securities of Acquiror of any class other than Acquiror Shares, any rights, options or warrants other than those referred to in Section 3.6(b) above, any evidences of indebtedness of Acquiror or any assets of Acquiror) the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Acquiror Share and the Current Market Price; and

(d) in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to holders of Acquiror Shares as a result of differences between taxation laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable Shares).

3.7 Except as provided in this , the holders of Exchangeable Shares shall not be entitled to receive dividends in respect thereof.

ARTICLE 4
CERTAIN RESTRICTIONS

4.1 So long as any of the Exchangeable Shares are outstanding, the Company shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10.2 of these share provisions:

(a) pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends, other than stock dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b) redeem or purchase or make any capital distribution in respect of Common Shares or any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company;

(c) redeem or purchase or make any capital distribution in respect of any other shares of the Company ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company; or

(d) issue any Exchangeable Shares or any other shares of the Company ranking equally with, or superior to, the Exchangeable Shares other than by way of stock dividends to the holders of such Exchangeable Shares;

provided that the restrictions in Sections 4.1(a), (b), (c) and (d) shall not apply if all dividends on the outstanding Exchangeable Shares corresponding to dividends declared and paid to date on the Acquiror Shares shall have been declared and paid on the Exchangeable Shares.

ARTICLE 5
DISTRIBUTION ON LIQUIDATION

5.1 In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law and to the exercise by Callco of the Liquidation Call Right, to receive from the assets of the Company in respect of each Exchangeable Share held by such holder on the effective date (the "Liquidation Date") of such liquidation, dissolution, winding-up or distribution of assets, before any distribution of any part of the assets of the Company among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share equal to the Exchangeable Share Price applicable on the last Business Day prior to the Liquidation Date (the "Liquidation Amount").

5.2 On or promptly after the Liquidation Date, and subject to the exercise by Callco of the Liquidation Call Right, the Company shall cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the articles and by-laws of the Company and such additional documents and instruments as the Transfer Agent and the Company may reasonably require, at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the register of the Company for the Exchangeable Shares or by holding for pick-up by the holder at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of Exchangeable Shares, on behalf of the Company of the Exchangeable Share Consideration representing the total Liquidation Amount. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting and Exchange Trust Agreement), other than the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount to which such holders are entitled shall have been paid to such holders in the manner hereinbefore provided. The Company shall have the right at any time on or before the Liquidation Date to deposit or cause to be deposited the Exchangeable Share Consideration in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada. Upon such deposit being made, the rights of the holders of Exchangeable Shares, after such deposit, shall be limited to receiving their proportionate part of the total Liquidation Amount for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of such Exchangeable Share Consideration, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Acquiror Shares delivered to them or the custodian on their behalf.

5.3 After the Company has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to Section 5.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Company.

ARTICLE 6
RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

6.1 A holder of Exchangeable Shares shall be entitled at any time, subject to the exercise by Callco of the Retraction Call Right and otherwise upon compliance with the provisions of this Article 6, to require the Company to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share equal to the Exchangeable Share Price applicable on the last Business Day prior to the Retraction Date (the "Retraction Price"), which shall be satisfied in full by the Company causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Price. To effect such redemption, the holder shall present and surrender at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of Exchangeable Shares, the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Company redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the articles and bylaws of the Company and such additional documents and instruments as the Transfer Agent and the Company may reasonably require, and together with a duly executed statement (the "Retraction Request") in the form of Schedule A hereto or in such other form as may be acceptable to the Company:

(a) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "Retracted Shares") redeemed by the Company;

(b) stating the Business Day on which the holder desires to have the Company redeem the Retracted Shares (the "Retraction Date"), provided that the Retraction Date shall be not less than 10 Business Days nor more than 15 Business Days after the date on which the Retraction Request is received by the Company and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the 15th Business Day after the date on which the Retraction Request is received by the Company; and

(c) acknowledging the overriding right (the "Retraction Call Right") of Callco to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to Callco in accordance with the Retraction Call Right on the terms and conditions set out in Section 6.3 below.

6.2 Subject to the exercise by Callco of the Retraction Call Right, upon receipt by the Company or the Transfer Agent in the manner specified in Section 6.1 of a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request and such additional documents and instruments as the Transfer Agent and the Company may reasonably require, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the Company shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the total Retraction Price with respect to such shares in accordance with Section 6.4. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by Callco pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Company.

6.3 Upon receipt by the Company of a Retraction Request, the Company shall immediately notify Callco thereof and shall provide to Callco a copy of the Retraction Request. In order to exercise the Retraction Call Right, Callco must notify the Company of its determination to do so (the "Callco

Call Notice") within five Business Days of receipt by the Company of the Retraction Request. If Callco does not so notify the Company within such five Business Day period, the Company will notify the holder as soon as possible thereafter that Callco will not exercise the Retraction Call Right. If Callco delivers the Callco Call Notice within such five Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the Retraction Request shall thereupon be considered only to be an offer by the holder to sell all but not less than all the Retracted Shares to Callco in accordance with the Retraction Call Right. In such event, the Company shall not redeem the Retracted Shares and Callco shall purchase from such holder and such holder shall sell to Callco on the Retraction Date all but not less than all the Retracted Shares for a purchase price (the "Purchase Price") per share equal to the Retraction Price, which, as set forth in Section 6.4, shall be fully paid and satisfied by the delivery by or on behalf of Callco, of the Exchangeable Share Consideration representing the total Purchase Price. For the purposes of completing a purchase pursuant to the Retraction Call Right, Callco shall deposit with the Transfer Agent, on or before the Retraction Date, the Exchangeable Share Consideration representing the total Purchase Price. Provided that Callco has complied with Section 6.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Company of such Retracted Shares shall take place on the Retraction Date. In the event that Callco does not deliver a Callco Call Notice within such five Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7, the Company shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 6.

6.4 The Company or Callco, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of the Company for the Exchangeable Shares or at the address specified in the holder's Retraction Request or, if specified in such Retraction Request, by holding for pick-up by the holder at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to such holder of Exchangeable Shares, the Exchangeable Share Consideration representing the total Retraction Price or the total Purchase Price, as the case may be, and such delivery of such Exchangeable Share Consideration to the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or total Purchase Price, as the case may be, to the extent that the same is represented by such Exchangeable Share Consideration.

6.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive the total Retraction Price or total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in Section 6.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Company or purchased by Callco shall thereafter be considered and deemed for all purposes to be the holder of Acquiror Shares delivered to it.

6.6 Notwithstanding any other provision of this Article 6, the Company shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Company believes, acting reasonably, that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that Callco shall not have exercised the Retraction Call Right with respect to the Retracted

Shares, the Company shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Company. In any case in which the redemption by the Company of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Company shall redeem the maximum number of Exchangeable Shares which the Board of Directors determines the Company is permitted to redeem as of the Retraction Date on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Company, representing the Retracted Shares not redeemed by the Company pursuant to Section 6.2. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.7 and Callco does not exercise the Retraction Call Right, the holder of any such Retracted Shares not redeemed by the Company pursuant to Section 6.2 as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to have instructed the Trustee to require Acquiror to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by Acquiror to such holder of the Retraction Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

6.7 A holder of Retracted Shares may, by notice in writing given by the holder to the Company before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to Callco shall be deemed to have been revoked.

ARTICLE 7
REDEMPTION OF EXCHANGEABLE SHARES BY THE COMPANY

7.1 Subject to applicable law, and provided Callco has not exercised the Redemption Call Right, the Company shall on the Redemption Date redeem all but not less than all of the then outstanding Exchangeable Shares for an amount per share equal to the Exchangeable Share Price applicable on the last Business Day prior to the Redemption Date (the "Redemption Price").

7.2 In any case of a redemption of Exchangeable Shares under this Article 7, the Company shall, at least 45 days before the Redemption Date (other than a Redemption Date established in connection with an Acquiror Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event), send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Company or the purchase by Callco under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. In the case of a Redemption Date established in connection with an Acquiror Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, the written notice of redemption by the Company or the purchase by Callco under the Redemption Call Right will be sent on or before the Redemption Date, on as many days prior written notice as may be determined by the Board of Directors to be reasonably practicable in the circumstances. In any such case, such notice shall set out the formula for determining the Redemption Price or the Redemption Call Purchase Price, as the case may be, the Redemption Date and, if applicable, particulars of the Redemption Call Right. In the case of any notice given in connection with a possible Redemption Date, such notice will be given contingently and will be withdrawn if the contingency does not occur.

7.3 On or after the Redemption Date and subject to the exercise by Callco of the Redemption Call Right, the Company shall cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company in the notice described in Section 6.7 of the certificates representing such Exchangeable

Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the articles and by-laws of the Company and such additional documents and instruments as the Transfer Agent and the Company may reasonably require. Payment of the total Redemption Price for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register of the Company or by holding for pick-up by the holder at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company in such notice, on behalf of the Company of the Exchangeable Share Consideration representing the total Redemption Price. On and after the Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided. The Company shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the Exchangeable Share Consideration with respect to the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice. Upon the later of such deposit being made and the Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or Redemption Date, as the case may be, shall be limited to receiving their proportionate part of the total Redemption Price for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of such Exchangeable Share Consideration, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of Acquiror Shares delivered to them or the custodian on their behalf.

ARTICLE 8
PURCHASE FOR CANCELLATION

8.1 Subject to applicable law and the articles of the Company and notwithstanding Section 8.2, the Company may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares.

8.2 Subject to applicable law and the articles of the Company, the Company may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share together with an amount equal to all declared and unpaid dividends thereon for which the record date has occurred prior to the date of purchase. If in response to an invitation for tenders under the provisions of this Section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to the Company than the Company is prepared to purchase, the Exchangeable Shares to be purchased by the Company shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Company, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Company is prepared to purchase after the Company has purchased all the shares tendered at lower prices. If only part of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Company.

ARTICLE 9
VOTING RIGHTS

9.1 Except as required by applicable law and by Article 10, Section 11.1 and Section 12.2, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Company or to vote at any such meeting.

ARTICLE 10
AMENDMENT AND APPROVAL

10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than 66⅔% of the votes cast on such resolution by holders (other than Acquiror and its Affiliates) represented in person or by proxy at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 25% of the outstanding Exchangeable Shares (other than Exchangeable Shares held by Acquiror and its Affiliates) at that time are present or represented by proxy; provided that if at any such meeting the holders of at least 25% of the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than five days thereafter and to such time and place as may be designated by the Chair of such meeting. At such adjourned meeting, the holders of Exchangeable Shares (other than Acquiror and its Affiliates) present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66⅔% of the votes cast on such resolution by holders (other than Acquiror and its Affiliates) represented in person or by proxy at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares. For purposes of this section, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast.

ARTICLE 11
RECIPROCAL CHANGES, ETC. IN RESPECT OF ACQUIROR SHARES

11.1 Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that Acquiror will not, without the prior approval of the Company and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions:

(a) issue or distribute Acquiror Shares (or securities exchangeable for or convertible into or carrying rights to acquire Acquiror Shares) to the holders of all or substantially all of the then outstanding Acquiror Shares by way of stock dividend or other distribution, other than an issue of Acquiror Shares (or securities exchangeable for or convertible into or carrying rights to acquire Acquiror Shares) to holders of Acquiror Shares who (i) exercise an option to receive dividends in Acquiror Shares (or securities exchangeable for or convertible into or carrying rights to acquire Acquiror Shares) in lieu of receiving cash dividends, or (ii) pursuant to any dividend reinvestment plan or scrip dividend;

(b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Acquiror Shares entitling them to subscribe for or to purchase Acquiror Shares (or securities exchangeable for or convertible into or carrying rights to acquire Acquiror Shares); or

(c) issue or distribute to the holders of all or substantially all of the then outstanding Acquiror Shares:

(i) shares or securities of Acquiror of any class other than Acquiror Shares (other than shares convertible into or exchangeable for or carrying rights to acquire Acquiror Shares);

(ii) rights, options or warrants other than those referred to in Section 11.1(b) above;

(iii) evidences of indebtedness of Acquiror; or

(iv) assets of Acquiror,

unless the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the Exchangeable Shares.

11.2 Each holder of an Exchangeable Share acknowledges that the Support Agreement further provides, in part, that Acquiror will not without the prior approval of the Company and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 10.2:

(a) subdivide, redivide or change the then outstanding Acquiror Shares into a greater number of Acquiror Shares;

(b) reduce, combine, consolidate or change the then outstanding Acquiror Shares into a lesser number of Acquiror Shares; or

(c) reclassify or otherwise change the Acquiror Shares or effect an amalgamation, merger, reorganization or other transaction affecting the Acquiror Shares;

unless the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the Exchangeable Shares and such change is permitted under applicable law. The Support Agreement further provides, in part, that the provisions of the Support Agreement described in Section 11.1 and this Section 11.2 shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2.

11.3 Notwithstanding the foregoing provisions of this Article 11, in the event of an Acquiror Control Transaction:

(a) in which Acquiror merges or amalgamates with, or in which all or substantially all of the then outstanding Acquiror Shares are acquired by, one or more other corporations to which Acquiror is, immediately before such merger, amalgamation or acquisition, "related" within the meaning of the *Income Tax Act* (Canada) (otherwise than by virtue of a right referred to in paragraph 251(5)(b) thereof);

(b) which does not result in an acceleration of the Redemption Date in accordance with paragraph (b) of that definition; and

(c) in which all or substantially all of the then outstanding Acquiror Shares are converted into or exchanged for shares or rights to receive such shares (the "Other Shares") of another corporation (the "Other Corporation") that, immediately after such Acquiror Control Transaction, owns or controls, directly or indirectly, Acquiror;

provided that, for greater certainty, the proposed reorganization of Acquiror, as publicly disclosed by Acquiror on January 2, 2002 and as generally described in the draft registration statement filed by the Acquiror with the United States Securities and Exchange Commission on or about such date, as amended or supplemented from time to time, shall constitute such an Acquiror Control Transaction for purposes hereof, then all references herein to "Acquiror" shall thereafter be and be deemed to be references to "Other Corporation" and all references herein to "Acquiror Shares" shall thereafter be and be deemed to be references to "Other Shares" (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable Shares on the exchange, redemption or retraction of such shares pursuant to these share provisions or Article 5 of the Plan of Arrangement or exchange of such shares pursuant to the Voting and Exchange Trust Agreement immediately subsequent to the Acquiror Control Transaction being entitled to receive that number of Other Shares equal to the number of Other Shares such holder of Exchangeable Shares would have received if the exchange, redemption or retraction of such shares pursuant to these share provisions or Article 5 of the Plan of Arrangement, or exchange of such shares pursuant to the Voting and Exchange Trust Agreement had occurred immediately prior to the Acquiror Control Transaction and the Acquiror Control Transaction was completed) without any need to amend the terms and conditions of the Exchangeable Shares and without any further action required.

ARTICLE 12
ACTIONS BY THE COMPANY UNDER SUPPORT AGREEMENT

12.1 The Company will take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by Acquiror, Callco and the Company with all provisions of the Support Agreement and the Voting and Exchange Trust Agreement applicable to Acquiror, Callco and the Company, respectively, in accordance with the terms thereof including taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Company all rights and benefits in favour of the Company under or pursuant thereto.

12.2 The Company shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement or the Voting and Exchange Trust Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a) adding to the covenants of the other parties to such agreement for the protection of the Company or the holders of the Exchangeable Shares thereunder;

(b) making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares; or

(c) making such changes in or corrections to such agreement which, on the advice of counsel to the Company, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Shares.

ARTICLE 13
LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1 The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the provisions of the Plan of Arrangement relating to the Liquidation Call Right, the Redemption Call Right and the Change of Law Call Right, and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights, exchange right and automatic exchange thereunder) and the Retraction Call Right.

13.2 Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of Callco, and the Change of Law Call Right in favour of Acquiror and Callco and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, or the retraction or redemption of Exchangeable Shares, or a Change of Law (as defined for purposes of the Change of Law Call Right), as the case may be, and to be bound thereby in favour of Callco or Acquiror, as the case may be, as therein provided.

13.3 The Company, Callco, Acquiror and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as the Company, Callco, Acquiror or the Transfer Agent is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada), the United States Internal Revenue Code of 1986 or any provision of provincial, state, territorial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Company, Callco, Acquiror and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Company, Callco, Acquiror or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Company, Callco, Acquiror or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 14
GENERAL

14.1 Any notice, request or other communication to be given to the Company by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Company and addressed to the attention of the Secretary of the Company. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Company.

14.2 Any presentation and surrender by a holder of Exchangeable Shares to the Company or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Company or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Company or to such office of the Transfer Agent as may be specified by the Company, in each case, addressed to the attention of the Secretary of the Company. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Company or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

14.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Company shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of the Company or, in the event of the address of any such holder not being so recorded, then at the last address of such holder known to the Company. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery.

Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding intended to be taken by the Company pursuant thereto.

14.4 Subject to the requirements of National Policy Statement 41 and any successor policy statement or rule of the Canadian Securities Administrators or other applicable law, for greater certainty, the Company shall not be required for any purpose under these share provisions to recognize or take account of Persons who are not recorded as such in the securities register for the Exchangeable Shares.

14.5 If the Company determines that mail service is or is threatened to be interrupted at the time when the Company is required or elects to give any notice to the holders of Exchangeable Shares hereunder, the Company shall, notwithstanding the provisions hereof, give such notice by means of publication in The Globe and Mail, national edition, or any other English language daily newspaper or newspapers of general circulation in Canada and in a French language daily newspaper of general circulation in the Province of Québec, once in each of two successive weeks, and notice so published shall be deemed to have been given on the latest date on which the first publication has taken place. If, by reason of any actual or threatened interruption of mail service due to strike, lock-out or otherwise, any notice to be given to the Company would be unlikely to reach its destination in a timely manner, such notice shall be valid and effective only if delivered personally to the Company in accordance with Section 14.1 or 14.2, as the case may be.

SCHEDULE A

RETRACTION REQUEST

[TO BE PRINTED ON EXCHANGEABLE SHARE CERTIFICATES]

To: Nabors Exchangeco (Canada) Inc. ("Canco") and 3064297 Nova Scotia Company ("Callco")

This notice is given pursuant to Article 6 of the rights, privileges, restrictions and conditions (the "Share Provisions") attaching to the Exchangeable Shares of Canco represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies Canco that, subject to the Retraction Call Right referred to below, the undersigned desires to have Canco redeem in accordance with Article 6 of the Share Provisions:

☐ all share(s) represented by this certificate; or

☐ ____________ share(s) only represented by this certificate.

The undersigned hereby notifies Canco that the Retraction Date shall be ____________________.

NOTE:

The Retraction Date must be a Business Day and must not be less than 10 Business Days nor more than 15 Business Days after the date upon which this notice is received by Canco. If no such Business Day is specified above, the Retraction Date shall be deemed to be the 15th Business Day after the date on which this notice is received by Canco.

The undersigned acknowledges the overriding Retraction Call Right of Callco to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable offer by the undersigned to sell the Retracted Shares to Callco in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in Section 6.3 of the Share Provisions. This Retraction Request, and this offer to sell the Retracted Shares to Callco, may be revoked and withdrawn by the undersigned only by notice in writing given to Canco at any time before the close of business on the Business Day immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, Canco is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Right (as defined in the Voting and Exchange Trust Agreement) so as to require Acquiror to purchase the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to Callco and Canco that the undersigned:

☐ is

(select one)

☐ is not

a resident in Canada for purposes of the *Income Tax Act* (Canada). THE UNDERSIGNED ACKNOWLEDGES THAT IN THE ABSENCE OF AN INDICATION THAT THE UNDERSIGNED IS A RESIDENT IN CANADA, WITHHOLDING ON ACCOUNT OF CANADIAN TAX MAY BE MADE FROM AMOUNTS PAYABLE TO THE UNDERSIGNED ON THE REDEMPTION OR PURCHASE OF THE RETRACTED SHARES.

The undersigned hereby represents and warrants to Callco and Canco that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by Callco or Canco, as the case may be, free and clear of all liens, claims and encumbrances.

(Date)	(Signature of Shareholder)	(Guarantee of Signature)

☐ Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTE:

This panel must be completed and this certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of Canco and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date: ______________________

Name of Person in Whose Name Securities or Cheque(s) Are to be Registered, Issued or Delivered

(please print): ______________________

Street Address or P.O. Box: ______________________

Signature of Shareholder: ______________________

City, Province and Postal Code: ______________________

Signature Guaranteed by: ______________________

NOTE:

If this Retraction Request is for less than all of the shares represented by this certificate, a certificate representing the remaining share(s) of Canco represented by this certificate will be issued and registered in the name of the shareholder as it appears on the register of Canco, unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

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ANNEX F

SCHEDULE E

FORM OF SUPPORT AGREEMENT

SUPPORT AGREEMENT (**"Agreement"**) made as of the ______ day of ______________, 2002.

BETWEEN:

NABORS INDUSTRIES, INC., a corporation existing under the laws of the State of Delaware (hereinafter referred to as **"Acquiror"**)

– and –

3064297 NOVA SCOTIA COMPANY, an unlimited liability company existing under the laws of the Province of Nova Scotia (hereinafter referred to as **"Callco"**)

– and –

NABORS EXCHANGECO (CANADA) INC., a company existing under the laws of Canada (hereinafter referred to as **"Canco"**)

WHEREAS in connection with an acquisition agreement (the **"Acquisition Agreement"**) made as of February 25, 2002, as amended and restated from time to time, between Acquiror and Enserco Energy Service Company Inc., a corporation existing under the laws of Canada (**"Enserco"**), Canco is to issue exchangeable shares (the **"Exchangeable Shares"**) to certain holders of common shares in the capital of Enserco pursuant to the plan of arrangement (the **"Plan of Arrangement"**) contemplated by the Acquisition Agreement; and

WHEREAS pursuant to the Acquisition Agreement, Acquiror has agreed to, and to cause Canco to, execute a support agreement substantially in the form of this Agreement on the Effective Date (as defined in the Acquisition Agreement);

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1. DEFINED TERMS

Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the **"Exchangeable Share Provisions"**) attaching to the Exchangeable Shares attached as Appendix 1 to the Plan of Arrangement and as set out in the Articles of the Plan of Arrangement of Enserco, unless the context requires otherwise.

1.2 INTERPRETATION NOT AFFECTED BY HEADINGS

The division of this agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article" or "Section" followed by a number refer to the specified

Article or Section of this Agreement. The terms "this Agreement," "hereof," "herein" and "hereunder" and similar expressions refer to this agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 RULES OF CONSTRUCTION

Unless otherwise specifically indicated or the context otherwise requires, (a) all references to "dollars" or "$" mean United States dollars, (b) words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders, and (c) "include," "includes" and "including" shall be deemed to be followed by the words "without limitation."

1.4 DATE FOR ANY ACTION

If the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

ARTICLE 2
COVENANTS OF ACQUIROR AND CANCO

2.1 COVENANTS REGARDING EXCHANGEABLE SHARES

So long as any Exchangeable Shares not owned by Acquiror or its affiliates as defined in the CBCA (**"Affiliates"**) are outstanding, Acquiror will:

(a) not declare or pay any dividend on the Acquiror Shares unless (i) Canco shall (w) simultaneously declare or pay, as the case may be, an equivalent dividend or other distribution economically equivalent thereto (as provided for in the Exchangeable Share Provisions) on the Exchangeable Shares (an **"Equivalent Dividend"**) and (x) Canco shall have sufficient money or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable law and the terms of the Exchangeable Share Provisions, of any such Equivalent Dividend, or, if the dividend or other distribution is a stock dividend or distribution of stock, in lieu of such dividend (ii) Canco shall (y) effect a corresponding, contemporaneous and economically equivalent subdivision of the Exchangeable Shares (as provided for in the Exchangeable Share Provisions) (an **"Equivalent Stock Subdivision"**), and (z) have sufficient authorized but unissued securities available to enable the Equivalent Stock Subdivision;

(b) advise Canco sufficiently in advance of the declaration by Acquiror of any dividend on Acquiror Shares and take all such other actions as are reasonably necessary, in cooperation with Canco, to ensure that (i) the respective declaration date, record date and payment date for an Equivalent Dividend on the Exchangeable Shares shall be the same as the declaration date, record date and payment date for the corresponding dividend on the Acquiror Shares, or (ii) the record date and effective date for an Equivalent Stock Subdivision shall be the same as the record date and payment date for the stock dividend on the Acquiror Shares and that such dividend on the Exchangeable Shares will correspond with any requirement of the principal stock exchange on which the Exchangeable Shares are listed;

(c) ensure that the record date for any dividend declared on Acquiror Shares is not less than 10 Business Days after the declaration date of such dividend;

(d) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Canco, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price in respect of each issued and outstanding Exchangeable Share (other than Exchangeable Shares owned by Acquiror or its Affiliates) upon the liquidation, dissolution or winding-up of Canco or any other distribution of the assets of Canco among its shareholders for the purpose of winding-up its affairs, the delivery of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by Canco, as the case may be, including all such actions and all such things as are necessary or desirable to enable and permit Canco to cause to be delivered Acquiror Shares to the holders of Exchangeable Shares in accordance with the provisions of Article 5, 6 or 7, as the case may be, of the Exchangeable Share Provisions and cash in respect of declared and unpaid dividends;

(e) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Callco, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the Liquidation Call Right, the Retraction Call Right or the Redemption Call Right, including all such actions and all such things as are necessary or desirable to enable and permit Callco to cause to be delivered Acquiror Shares to the holders of Exchangeable Shares in accordance with the provisions of the Liquidation Call Right, the Retraction Call Right or the Redemption Call Right, as the case may be, and cash in respect of declared and unpaid dividends; and

(f) not (and will ensure that Callco or any of its Affiliates does not) exercise its vote as a shareholder to initiate the voluntary liquidation, dissolution or winding-up of Canco or any other distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs nor take any action or omit to take any action (and Acquiror will not permit Callco or any of its Affiliates to take any action or omit to take any action) that is designed to result in the liquidation, dissolution or winding up of Canco or any other distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs.

2.2 SEGREGATION OF FUNDS

(a) Acquiror will cause Canco to deposit a sufficient amount of funds in a separate account of Canco and segregate a sufficient amount of such other assets and property as is necessary to enable Canco to pay dividends when due and to pay or otherwise satisfy its respective obligations under Article 5, 6 or 7 of the Exchangeable Share Provisions or, if required, to pay the purchase price for Acquiror Shares as contemplated by Section 2.5, as applicable.

(b) Acquiror will cause Callco to deposit a sufficient amount of funds in a separate account of Callco and segregate a sufficient amount of such other assets and property as is necessary to enable Callco to pay the purchase price for Acquiror Shares as contemplated by Section 2.5.

2.3 RESERVATION OF ACQUIROR SHARES

Acquiror hereby represents, warrants and covenants in favour of Canco and Callco that Acquiror has reserved for issuance and will, at all times while any Exchangeable Shares (other than Exchangeable Shares held by Acquiror or its Affiliates) are outstanding, keep available, free from preemptive and other rights, out of its authorized and unissued capital stock such number of Acquiror Shares (or other shares or securities into which Acquiror Shares may be reclassified or changed as contemplated by Section 2.7 hereof) (a) as is equal to the sum of (i) the number of Exchangeable Shares issued and outstanding from time to time and (ii) the number of Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time and (b) as are now and may hereafter be required to enable and permit Acquiror to meet its obligations under the Voting and Exchange Trust Agreement and under any other security or commitment pursuant to the Plan of Arrangement with respect to which Acquiror may now or hereafter be required to issue Acquiror Shares, to enable and permit Callco to meet its obligations arising upon exercise by it of each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right and to enable and permit Canco to meet its obligations hereunder and under the Exchangeable Share Provisions.

2.4 NOTIFICATION OF CERTAIN EVENTS

In order to assist Acquiror in compliance with its obligations hereunder and to permit Callco to exercise the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, Canco will notify Acquiror and Callco of each of the following events at the times set forth below:

(a) in the event of any determination by the Board of Directors of Canco to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Canco or to effect any other distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution;

(b) promptly, upon the earlier of receipt by Canco of notice of and Canco otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceeding with respect to the involuntary liquidation, dissolution or winding-up of Canco or to effect any other distribution of the assets of Canco among its shareholders for the purpose of winding up its affairs;

(c) promptly, upon receipt by Canco of a Retraction Request;

(d) promptly following the date on which notice of redemption is given to holders of Exchangeable Shares, upon the determination of a Redemption Date in accordance with the Exchangeable Share Provisions; and

(e) promptly upon the issuance by Canco of any Exchangeable Shares or rights to acquire Exchangeable Shares (other than the issuance of Exchangeable Shares and rights to acquire Exchangeable Shares in exchange for outstanding Shares pursuant to the Plan of Arrangement).

2.5 DELIVERY OF ACQUIROR SHARES TO CANCO AND CALLCO

In furtherance of its obligations under Sections 2.1(d) and (e) hereof, upon notice from Canco or Callco of any event that requires Canco or Callco to cause to be delivered Acquiror Shares to any holder of Exchangeable Shares, Acquiror shall forthwith issue and deliver the requisite number of Acquiror Shares to be received by, and issued to or to the order of, the former holder of the surrendered Exchangeable Shares, as Canco or Callco shall direct. All such Acquiror Shares shall be duly authorized, validly issued and fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance. In consideration of the issuance and delivery of such Acquiror Common Share, Callco or Canco, as the case may be, shall pay a purchase price equal to the fair market value of such Acquiror Common Share.

2.6 QUALIFICATION OF ACQUIROR SHARES

Acquiror covenants that if any Acquiror Shares (or other shares or securities into which Acquiror Shares may be reclassified or changed as contemplated by Section 2.7 hereof) to be issued and delivered hereunder (including for greater certainty, pursuant to the Exchangeable Share Provisions, or pursuant to the Change of Law Call Right, Exchange Right or the Automatic Exchange Rights (all as defined in the Voting and Exchange Trust Agreement)) require registration or qualification with, or approval of, or the filing of any document, including any prospectus or similar document, the taking of any proceeding with, or the obtaining of any order, ruling or consent from, any governmental or regulatory authority under any Canadian or United States federal, provincial, territorial or state securities or other law or regulation or pursuant to the rules and regulations of any securities or other regulatory authority, or the fulfilment of any other United States or Canadian legal requirement (collectively, the **"Applicable Laws"**) before such shares (or other shares or securities into which Acquiror Shares may be reclassified or changed as contemplated by Section 2.7 hereof) may be issued and delivered by Acquiror at the direction of Canco or Callco, if applicable, to the holder of surrendered Exchangeable Shares or in order that such shares (or other shares or securities into which Acquiror Shares may be reclassified or changed as contemplated by Section 2.7 hereof) may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of Acquiror for purposes of Canadian provincial securities law or an "affiliate" of Acquiror for purposes of United States federal or state securities law), Acquiror will use its reasonable best efforts and in good faith expeditiously take all such actions and do all such things as are necessary or desirable and within its power to cause such Acquiror Shares (or other shares or securities into which Acquiror Shares may be reclassified or changed as contemplated by Section 2.7 hereof) to be and remain duly registered, qualified or approved under United States and/or Canadian law, as the case may be, to the extent expressly provided in the Acquisition Agreement. Acquiror will use its reasonable best efforts and in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Acquiror Shares (or other shares or securities into which Acquiror Shares may be reclassified or changed as contemplated by Section 2.7 hereof) to be delivered hereunder to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Acquiror Shares (or other shares or securities into which Acquiror Shares may be reclassified or changed as contemplated by Section 2.7 hereof) are listed and are quoted or posted for trading at such time.

2.7 ECONOMIC EQUIVALENCE

So long as any Exchangeable Shares not owned by Acquiror or its Affiliates are outstanding:

(a) Acquiror will not, without prior approval of Canco and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of the Exchangeable Share Provisions:

(i) issue or distribute Acquiror Shares (or securities exchangeable for or convertible into or carrying rights to acquire Acquiror Shares) to the holders of all or substantially all of the then outstanding Acquiror Shares by way of stock dividend or other distribution, other than an issue of Acquiror Shares (or securities exchangeable for or convertible into or carrying rights to acquire Acquiror Shares) to holders of Acquiror Shares who (A) exercise an option to receive dividends in Acquiror Shares (or securities exchangeable for or convertible into or carrying rights to acquire Acquiror Shares) in lieu of receiving cash dividends, or (B) pursuant to any dividend reinvestment plan or scrip dividend; or

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Acquiror Shares entitling them to subscribe for or to purchase Acquiror Shares (or securities exchangeable for or convertible into or carrying rights to acquire Acquiror Shares); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Acquiror Shares (A) shares or securities of Acquiror of any class other than Acquiror Shares (other than shares convertible into or exchangeable for or carrying rights to acquire Acquiror Shares), (B) rights, options or warrants other than those referred to in Section 2.7(a)(ii) above, (C) evidences of indebtedness of Acquiror or (D) assets of Acquiror,

unless the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the Exchangeable Shares; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Acquiror in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Acquisition Agreement.

(b) Acquiror will not without the prior approval of Canco and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of the Exchangeable Share Provisions:

(i) subdivide, redivide or change the then outstanding Acquiror Shares into a greater number of Acquiror Shares; or

(ii) reduce, combine, consolidate or change the then outstanding Acquiror Shares into a lesser number of Acquiror Shares; or

(iii) reclassify or otherwise change Acquiror Shares or effect an amalgamation, merger, reorganization or other transaction affecting the Acquiror Shares,

unless the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the Exchangeable Shares; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Acquiror in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Acquisition Agreement.

(c) Acquiror will ensure that the record date for any event referred to in Section 2.7(a) or 2.7(b) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than five Business Days after the date on which such event is declared or announced by Acquiror (with contemporaneous notification thereof by Acquiror to Canco).

(d) The Board of Directors of Canco shall determine, in good faith and in its sole discretion, economic equivalence for the purposes of any event referred to in Section 2.7(a) or 2.7(b) above and each such determination shall be conclusive and binding on Acquiror and the holders of Exchangeable Shares. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors of Canco to be relevant, be considered by the Board of Directors of Canco:

(i) in the case of any stock dividend or other distribution payable in Acquiror Shares, the number of such shares issued as a result of any stock dividend or other distribution in proportion to the number of Acquiror Shares previously outstanding;

(ii) in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase Acquiror Shares (or securities exchangeable for or convertible into or carrying rights to acquire Acquiror Shares), the relationship between the exercise price of each such right, option or warrant and the Current Market Price, the volatility of the Acquiror Shares and the term of any such instrument;

(iii) in the case of the issuance or distribution of any other form of property (including any shares or securities of Acquiror of any class other than Acquiror Shares, any rights, options or warrants other than those referred to in Section 2.7(d)(ii) above, any evidences of indebtedness of Acquiror or any assets of Acquiror), the relationship between the fair market value (as determined by the Board of Directors of Canco in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Acquiror Common Share and the Current Market Price;

(iv) in the case of any subdivision, redivision or change of the then outstanding Acquiror Shares into a greater number of Acquiror Shares or the reduction, combination, consolidation or change of the then outstanding Acquiror Shares into a lesser number of Acquiror Shares or any amalgamation, merger, reorganization or other transaction affecting Acquiror Shares, the effect thereof upon the then outstanding Acquiror Shares; and

(v) in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to holders of Acquiror Shares as a result of differences between taxation laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable Shares).

(e) Canco agrees that, to the extent required, upon due notice from Acquiror, Canco will use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate dividends are paid or other distributions are made by Canco, or subdivisions, redivisions or changes are made to the Exchangeable Shares, in order to implement the required economic equivalent with respect to the Acquiror Shares and Exchangeable Shares as provided for in this Section 2.7.

2.8 TENDER OFFERS

For so long as Exchangeable Shares remain outstanding (not including Exchangeable Shares held by Acquiror and its Affiliates), in the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to Acquiror Shares (an **"Offer"**) is proposed by Acquiror or is proposed to Acquiror or its shareholders and is recommended by the Board of Directors of Acquiror, or is otherwise effected or to be effected with the consent or approval of the Board of Directors of Acquiror, and the Exchangeable Shares are not redeemed by Canco or purchased by Callco pursuant to the Redemption Call Right, Acquiror will use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares (other than Acquiror and its Affiliates) to participate in such Offer to the same extent and on an economically equivalent basis as the holders of Acquiror Shares, without discrimination. Without limiting the generality of the foregoing, Acquiror will use its reasonable best efforts expeditiously and in good faith to ensure that holders of Exchangeable Shares may participate in each such Offer without being required to retract Exchangeable Shares as against Canco (or, if so required, to ensure that any such retraction, shall be effective only upon, and shall be conditional upon, the closing of such Offer and only to the extent necessary to tender or deposit to the Offer). Nothing herein shall affect the rights of Canco to redeem (or Callco to purchase pursuant to the Redemption Call Right) Exchangeable Shares, as applicable, in the event of an Acquiror Control Transaction.

2.9 OWNERSHIP OF OUTSTANDING SHARES

Without the prior approval of Canco and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of the Exchangeable Share Provisions, Acquiror covenants and agrees in favour of Canco that, as long as any outstanding Exchangeable Shares are owned by any Person other than Acquiror or any of its Affiliates, Acquiror will be and remain the direct or indirect beneficial owner of all issued and outstanding voting shares in the capital of Canco and Callco. Notwithstanding the foregoing, Acquiror shall not be in violation of this section if any person or group of persons acting jointly or in concert acquires all or substantially all of the assets of Acquiror or the Acquiror Shares pursuant to any merger of Acquiror pursuant to which Acquiror was not the surviving corporation.

2.10 ACQUIROR AND AFFILIATES NOT TO VOTE EXCHANGEABLE SHARES

Acquiror and Callco each covenants and agrees that it will not, and will cause its Affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Exchangeable Share Provisions or pursuant to the provisions of the CBCA (or any successor or other corporate statute by which Canco may in the future be governed) with respect to any Exchangeable Shares held by it or by its Affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.11 RULE 10B-18 PURCHASES

For greater certainty, nothing contained in this Agreement, including the obligations of Acquiror contained in Section 2.8 hereof, shall limit the ability of Acquiror or Canco to make a "Rule 10b-18 purchase" of Acquiror Shares pursuant to Rule 10b-18 of the United States *Securities Exchange Act of 1934*, as amended, or any successor rule.

2.12 STOCK EXCHANGE LISTING

Acquiror covenants and agrees in favour of Canco that, as long as any outstanding Exchangeable Shares are owned by any Person other than Acquiror or any of its Affiliates, Acquiror will use its reasonable best efforts to maintain a listing for such Exchangeable Shares on a Canadian stock exchange which is a prescribed stock exchange within the meaning of the *Income Tax Act*(Canada) and to ensure that Canco remains a "public corporation" within the meaning of the *Income Tax Act* (Canada) and maintains a "substantial Canadian presence" within the meaning of the *Income Tax Act* (Canada) as in effect on the date of this Agreement.

ARTICLE 3
ACQUIROR SUCCESSORS

3.1 CERTAIN REQUIREMENTS IN RESPECT OF COMBINATION, ETC.

Neither Acquiror nor Callco shall consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of a merger, of the continuing corporation resulting therefrom unless, but may do so if:

(a) such other Person or continuing corporation (the "**Acquiror Successor**") by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Acquiror Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Acquiror Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Acquiror or Callco, as the case may be, under this Agreement;

(b) in the event that the Acquiror Shares are reclassified or otherwise changed as part of such transaction, the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; and

(c) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder or the holders of Exchangeable Shares.

3.2 VESTING OF POWERS IN SUCCESSOR

Whenever the conditions of Section 3.1 have been duly observed and performed, the parties, if required by Section 3.1, shall execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon the Acquiror Successor shall possess and from time to time may exercise each and every right and power of Acquiror or Callco, as the case may be, under this Agreement in the name of Acquiror or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Board of Directors of Acquiror or any officers of Acquiror may be done and performed with like force and effect by the directors or officers of such Acquiror Successor.

3.3 WHOLLY-OWNED SUBSIDIARIES

Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of Acquiror (other than Canco or Callco) with or into Acquiror or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Acquiror provided that all of the assets of such subsidiary are transferred to Acquiror or another wholly-owned direct or indirect subsidiary of Acquiror and any such transactions are expressly permitted by this Article 3.

3.4 SUCCESSORSHIP TRANSACTION

Notwithstanding the foregoing provisions of Article 3, in the event of an Acquiror Control Transaction:

(a) in which Acquiror merges or amalgamates with, or in which all or substantially all of the then outstanding Acquiror Shares are acquired by, one or more other corporations to which Acquiror is, immediately before such merger, amalgamation or acquisition, "related" within the meaning of the *Income Tax Act* (Canada) (otherwise than by virtue of a right referred to in paragraph 251(5)(b) thereof);

(b) which does not result in an acceleration of the Redemption Date in accordance with paragraph (b) of that definition; and

(c) in which all or substantially all of the then outstanding Acquiror Shares are converted into or exchanged for shares or rights to receive such shares (the "Other Shares") of another corporation (the "Other Corporation") that, immediately after such Acquiror Control Transaction, owns or controls, directly or indirectly, Acquiror;

provided that, for greater certainty, the proposed reorganization of Acquiror, as publicly disclosed by Acquiror on January 2, 2002 and as generally described in the draft registration statement filed by the Acquiror with the United States Securities and Exchange Commission on or about such date, as amended or supplemented from time to time, shall constitute such an Acquiror Control Transaction for purposes hereof, then all references herein to "Acquiror" shall thereafter be and be deemed to be references to "Other Corporation" and all references herein to "Acquiror Shares" shall thereafter be and be deemed to be references to "Other Shares" (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable Shares on the exchange, redemption or retraction of such shares pursuant to the Exchangeable Shares Provisions or Article 5 of the Plan of Arrangement or exchange of such shares pursuant to the Voting and Exchange Trust Agreement immediately subsequent to the Acquiror Control Transaction being entitled to receive that number of Other Shares equal to the number of Other Shares such holder of Exchangeable Shares would have received if the exchange, redemption or retraction of such shares pursuant to the Exchangeable Share Provisions or Article 5 of the Plan of Arrangement, or exchange of such shares pursuant to the Voting and Exchange Trust Agreement had occurred immediately prior to the Acquiror Control Transaction and the Acquiror Control Transaction was completed) without any need to amend the terms and conditions of the Exchangeable Shares and without any further action required.

ARTICLE 4
GENERAL

4.1 TERM

This Agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any Person other than Acquiror and any of its Affiliates.

4.2 CHANGES IN CAPITAL OF ACQUIROR AND CANCO

At all times after the occurrence of any event contemplated pursuant to Sections 2.7 and 2.8 hereof or otherwise, as a result of which either Acquiror Shares or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be deemed amended and modified as necessary in order that it shall apply with full force and effect, *mutatis mutandis,* to all new securities into which Acquiror Shares or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3 NOTICES TO PARTIES

All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, telecopied (which is confirmed) or dispatched (postage prepaid) to a nationally recognized overnight courier service with overnight delivery instructions, in each case addressed to the particular party at:

Nabors Industries, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067

Attention: President and Chief Operating Officer
Telecopier Number: (281) 775-8188

With copies to:

Nabors Corporate Services, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067

Attention: Katherine Ellis
Telecopier Number: (281) 775-4318

And:

Stikeman Elliott
4300, 888 - 3rd Street S.W.
Calgary, Alberta T2P 5C5
Attention: Christopher Nixon
Telecopier Number: (403) 266-9034

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing.

4.4 ASSIGNMENT

No party hereto may assign this Agreement or any of its rights, interests or obligations under this Agreement or the Plan of Arrangement (whether by operation of law or otherwise) except that Canco may assign in its sole discretion, any or all of its rights, interests and obligations hereunder to any wholly-owned subsidiary of Acquiror.

4.5 BINDING EFFECT

Subject to Section 4.4, this Agreement and the Plan of Arrangement shall be binding upon, enure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

4.6 AMENDMENTS, MODIFICATIONS

Subject to Sections 4.2, 4.7 and 4.11, this Agreement may not be amended or modified except by an agreement in writing executed by Canco, Callco and Acquiror and approved by the holders of the Exchangeable Shares in accordance with Section 10.2 of the Exchangeable Share Provisions.

4.7 MINISTERIAL AMENDMENTS

Notwithstanding the provisions of Section 4.6, the parties to this Agreement may in writing at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties provided that the board of directors of each of Canco, Callco and Acquiror shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the board of directors of each of Canco, Callco and Acquiror, it may be expedient to make, provided that each such board of directors shall be of the good faith opinion that such amendments or modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares; or

(c) making such changes or corrections which, on the advice of counsel to Canco, Callco and Acquiror, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the board of directors of each of Canco, Callco and Acquiror shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares.

4.8 MEETING TO CONSIDER AMENDMENTS

Canco, at the request of Acquiror, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval pursuant to Section 4.6 hereof; provided that any such meeting shall only be called for a bona fide business purpose and not for the principal purpose of causing a Redemption Date to occur or transpire. Any such meeting or meetings shall be called and held in accordance with the bylaws of Canco, the Exchangeable Share Provisions and all applicable laws.

4.9 AMENDMENTS ONLY IN WRITING

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.10 GOVERNING LAWS; CONSENT TO JURISDICTION

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as an Alberta contract. Each party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.

4.11 SEVERABILITY

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

4.12 COUNTERPARTS

This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

NABORS INDUSTRIES, INC.

By: ________________________________
Name:
Title:

3064297 NOVA SCOTIA COMPANY

By: ________________________________
Name:
Title:

NABORS EXCHANGECO (CANADA) INC.

By: ________________________________
Name:
Title:

ANNEX G

SCHEDULE F

FORM OF VOTING AND EXCHANGE TRUST AGREEMENT

VOTING AND EXCHANGE TRUST AGREEMENT ("**Agreement**") made as of the ● day of ● , 2002.

BETWEEN:

NABORS INDUSTRIES, INC., a corporation existing under the laws of the State of Delaware (hereinafter referred to as "**Acquiror**")

– and –

NABORS EXCHANGECO (CANADA) INC., a corporation existing under the laws of Canada (hereinafter referred to as "**Canco**")

– and –

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (hereinafter referred to as the "**Trustee**")

WHEREAS in connection with the Acquisition Agreement, Canco may be required to issue Exchangeable Shares to certain holders of common shares in the capital of Enserco pursuant to the Plan of Arrangement contemplated in the Acquisition Agreement; and

WHEREAS pursuant to the Acquisition Agreement, Acquiror has agreed to, and to cause Canco to, execute a voting and exchange trust agreement substantially in the form of this Agreement;

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions

In this Agreement, unless the context otherwise requires, the following terms shall have the following meanings respectively:

"**Acquiror Consent**" has the meaning ascribed thereto in Section 4.2;

"**Acquiror Control Transaction**" has the meaning ascribed thereto in the Exchangeable Share Provisions;

"**Acquiror Meeting**" has the meaning ascribed thereto in Section 4.2;

"**Acquiror Shares**" has the meaning provided in the Exchangeable Share Provisions;

"**Acquiror Special Voting Share**" means one share of preferred stock of Acquiror to which that number of voting rights attach (each such voting right to be equal to the voting rights attached to one Acquiror Share) equal to the number of outstanding Exchangeable Shares held by Beneficiaries;

"**Acquiror Successor**" has the meaning ascribed thereto in Section 10.1(a);

"**Acquisition Agreement**" means the acquisition agreement made as of February 25, 2002 between Acquiror and Enserco, as amended, supplemented and/or restated in accordance therewith prior to the date hereof, providing for, among other things, the Arrangement;

"**Act**" means the *Canada Business Corporations Act* as the same has been and may hereafter from time to time be amended;

"**Affiliate**" has the meaning ascribed thereto in the Act;

"**Arrangement**" means the arrangement under Section 192 of the Act on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Article 6 of the Plan of Arrangement or made at the direction of the Court;

"**Automatic Exchange Rights**" means the benefit of the obligation of Acquiror to effect the automatic exchange of Exchangeable Shares for Acquiror Shares pursuant to Section 5.12;

"**Beneficiaries**" means the registered holders from time to time of Exchangeable Shares, other than Acquiror and its Affiliates;

"**Beneficiary Votes**" has the meaning ascribed thereto in Section 4.2;

"**Business Day**" means any day on which commercial banks are generally open for business in Houston, Texas and Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Houston, Texas under the laws of the State of Texas or the federal laws of the United States of America or in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"**Callco**" means 3064297 Nova Scotia Company, an unlimited liability company existing under the laws of the Province of Nova Scotia;

"**Change of Law Call Right**" has the meaning ascribed thereto in the Plan of Arrangement;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Enserco**" means Enserco Energy Service Company Inc., a corporation existing under the laws of Canada;

"**Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which holders of Acquiror Shares are entitled to vote, consent or otherwise act, the number of votes to which a holder of one Acquiror Share is entitled with respect to such matter, proposition or question;

"**Exchange Right**" has the meaning ascribed thereto in Section 5.1;

"**Exchangeable Share Consideration**" has the meaning ascribed thereto in the Exchangeable Share Provisions;

"**Exchangeable Share Price**" has the meaning ascribed thereto in the Exchangeable Share Provisions;

"**Exchangeable Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares;

"**Exchangeable Shares**" means the non-voting Exchangeable Shares in the capital of Canco, having substantially the rights, privileges, restrictions and conditions set out in Appendix 1 to the Plan of Arrangement;

"**Final Order**" means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the date hereof or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;

"**Indemnified Parties**" has the meaning ascribed thereto in Section 8.1;

"**Insolvency Event**" means (i) the institution by Canco of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of Canco to the institution of bankruptcy, insolvency or winding-up proceedings against it, or (ii) the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including the Companies Creditors'

Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by Canco to contest in good faith any such proceedings commenced in respect of Canco within 30 days of becoming aware thereof, or the consent by Canco to the filing of any such petition or to the appointment of a receiver, or (iii) the making by Canco of a general assignment for the benefit of creditors, or the admission in writing by Canco of its inability to pay its debts generally as they become due, or (iv) Canco not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 6.6 of the Exchangeable Share Provisions;

"**Liquidation Call Right**" has the meaning ascribed thereto in the Plan of Arrangement;

"**Liquidation Event**" has the meaning ascribed thereto in Section 5.12(b);

"**Liquidation Event Effective Time**" has the meaning ascribed thereto in Section 5.12(c);

"**List**" has the meaning ascribed thereto in Section 4.6;

"**Officer's Certificate**" means, with respect to Acquiror or Canco, as the case may be, a certificate signed by any one of the authorized signatories of Acquiror or Canco, as the case may be;

"**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status;

"**Plan Of Arrangement**" means the plan of arrangement substantially in the form and content of Schedule B annexed to the Acquisition Agreement and any amendments or variations thereto made in accordance with Section 3.2 of the Acquisition Agreement or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

"**Redemption Call Right**" has the meaning ascribed thereto in the Plan of Arrangement;

"**Redemption Date**" has the meaning ascribed thereto in the Exchangeable Share Provisions;

"**Retracted Shares**" has the meaning ascribed thereto in Section 5.7;

"**Retraction Call Right**" has the meaning ascribed thereto in the Exchangeable Share Provisions;

"**Support Agreement**" means that certain support agreement made as of even date herewith between Canco, Callco and Acquiror substantially in the form and content of Schedule E to the Acquisition Agreement, with such changes thereto as the parties to the Acquisition Agreement, acting reasonably, may agree;

"**Trust**" means the trust created by this Agreement;

"**Trust Estate**" means the Acquiror Special Voting Share, any other securities, the Exchange Right, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement; and

"**Voting Rights**" means the voting rights of the Acquiror Special Voting Share held by the Trustee.

Section 1.2 Interpretation Not Affected By Headings, Etc.

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article" or "Section" followed by a number refer to the specified Article or Section of this Agreement. The terms "this Agreement," "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof.

Section 1.3 Rules of Construction

Unless otherwise specifically indicated or the context otherwise requires, (a) all references to "dollars" or "$" mean United States dollars, (b) words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders, and (c) "include," "includes" and "including" shall be deemed to be followed by the words "without limitation."

Section 1.4 Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

Section 1.5 Payments

All payments to be made hereunder will be made without interest and less any tax required by Canadian law to be deducted or withheld.

ARTICLE 2
PURPOSE OF AGREEMENT

Section 2.1 Establishment of Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries and Acquiror, as herein provided. The Trustee will hold the Acquiror Special Voting Share in order to enable the Trustee to exercise the Voting Rights and will hold the Exchange Right and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement. The Trustee will hold the Acquiror Special Voting Share for and on behalf of Acquiror for all other rights associated with such Acquiror Special Voting Share other than the Voting Rights.

ARTICLE 3
ACQUIROR SPECIAL VOTING SHARE

Section 3.1 Issue and Ownership of the Acquiror Special Voting Share

Acquiror hereby agrees to issue to, and deposit with, the Trustee the Acquiror Special Voting Share to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. Acquiror hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the Acquiror Special Voting Share by Acquiror to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of such Acquiror Special Voting Share and shall be entitled to exercise all of the rights and powers of an owner with respect to such Acquiror Special Voting Share provided that the Trustee shall:

(a) hold such Acquiror Special Voting Share and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with such Acquiror Special Voting Share and such Acquiror Special Voting Share shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

Section 3.2 Legended Share Certificates

Canco will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the portion of the Voting Rights in respect of the Exchangeable Shares held by the Beneficiaries.

Section 3.3 Safe Keeping of Certificate

The physical certificate representing the Acquiror Special Voting Share shall at all times be held in safe keeping by the Trustee or its duly authorized agent.

ARTICLE 4
EXERCISE OF VOTING RIGHTS

Section 4.1 Voting Rights

The Trustee, as the holder of record of the Acquiror Special Voting Share forming part of the Trust Estate, shall be entitled to all of the Voting Rights, including the right to vote in person or by proxy the Acquiror Special Voting Share held by the Trustee on any matter, question, proposal or proposition whatsoever that may properly come before the shareholders of Acquiror at an Acquiror Meeting or in connection with an Acquiror Consent. The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15 hereof:

(a) the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which the Acquiror Meeting is held or an Acquiror Consent is sought; and

(b) to the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Voting Rights.

Section 4.2 Number of Votes

With respect to all meetings of shareholders of Acquiror at which holders of Acquiror Shares are entitled to vote (each, an "**Acquiror Meeting**") and with respect to all written consents sought from Acquiror's shareholders, including the holders of Acquiror Shares (each, an "**Acquiror Consent**"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, a number of votes equal to the Equivalent Vote Amount for each Exchangeable Share owned of record by such Beneficiary on the record date established by Acquiror or by applicable law for such Acquiror Meeting or Acquiror Consent, as the case may be (collectively, the "**Beneficiary Votes**"), in respect of each matter, question, proposal or proposition to be voted on at such Acquiror Meeting or consented to in connection with such Acquiror Consent.

Any Beneficiary who chooses to attend an Acquiror Meeting in person will be entitled to one vote on a show of hands.

Section 4.3 Mailings to Shareholders

With respect to each Acquiror Meeting and Acquiror Consent, the Trustee will use its reasonable efforts promptly to mail or cause to be mailed (or otherwise communicate in the same manner as Acquiror utilizes in communications to holders of Acquiror Shares subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee) to each of the Beneficiaries named in the List, such mailing or communication to commence on the same day as the mailing or notice (or other communication) with respect thereto is commenced by Acquiror to its shareholders:

(a) a copy of such notice, together with any related materials, including any proxy or information statement, to be provided to shareholders of Acquiror;

(b) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Acquiror Meeting or Acquiror Consent or, pursuant to Section 4.7, to attend such Acquiror Meeting and to exercise personally thereat the Beneficiary Votes of such Beneficiary;

(c) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

(i) a proxy to such Beneficiary or its designee to exercise personally the Beneficiary Votes; or

(ii) a proxy to a designated agent or other representative of the management of Acquiror to exercise such Beneficiary Votes;

(d) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(e) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(f) a statement of the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Acquiror Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and of the method for revoking or amending such instructions.

For the purpose of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any Acquiror Meeting or Acquiror Consent, the number of Exchangeable Shares owned of record by the Beneficiary shall be determined at the close of business on the record date established by Acquiror or by applicable law for purposes of determining shareholders entitled to vote at such Acquiror Meeting or to give written consent in connection with such Acquiror Consent. Acquiror will notify the Trustee of any decision of the Board of Directors of Acquiror with respect to the calling of any Acquiror Meeting or the seeking of any Acquiror Consent and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

The materials referred to in this Section 4.3 are to be provided to the Trustee by Acquiror and the materials referred to in Section 4.3(c), Section 4.3(e) and Section 4.3(f) shall be subject to reasonable comment by the Trustee in a timely manner. Acquiror shall ensure that the materials to be provided to the Trustee are provided in sufficient time to permit the Trustee to comment as aforesaid and to send all materials to each Beneficiary at the same time as such materials are first sent to holders of Acquiror Shares. Acquiror agrees not to communicate with holders of Acquiror Shares with respect to the materials referred to in this Section 4.3 otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries. Notwithstanding the foregoing, Acquiror may at its option exercise the duties of the Trustee to deliver copies of all materials to each Beneficiary as required by this Section 4.3 so long as in each case Acquiror delivers a certificate to the Trustee stating that Acquiror has undertaken to perform the obligations set forth in this Section 4.3.

Section 4.4 Copies of Shareholder Information

Acquiror will deliver to the Trustee copies of all proxy materials (including notices of Acquiror Meetings but excluding proxies to vote Acquiror Shares), information statements, reports (including all interim and annual financial statements) and other written communications that, in each case, are to be distributed from time to time to holders of Acquiror Shares in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary, to the extent possible, at the same time as such materials are first sent to holders of Acquiror Shares. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Acquiror, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Acquiror) received by the Trustee from Acquiror, to the extent possible, at the same time as such materials are sent to holders of Acquiror Shares. The Trustee will make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal office in Calgary, Alberta. Notwithstanding the foregoing, Acquiror at its option may exercise the duties of the Trustee to deliver copies of all materials to each Beneficiary as required by this Section 4.4 so long as in each case Acquiror delivers a certificate to the Trustee stating that Acquiror has undertaken to perform the obligations set forth in this Section 4.4.

Section 4.5 Other Materials

As soon as reasonably practicable after receipt by Acquiror or holders of Acquiror Shares (if such receipt is known by Acquiror) of any material sent or given by or on behalf of a third party to holders of Acquiror Shares generally, including dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), Acquiror shall use its reasonable best efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as reasonably practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Acquiror, copies of all such materials received by the Trustee from Acquiror. The Trustee will also make available for inspection by any Beneficiary at the Trustee's principal office in Calgary, Alberta, copies of all such materials. Notwithstanding the foregoing, Acquiror at its option may exercise the duties of the Trustee to deliver copies of all such materials to each Beneficiary as required by this Section 4.5 so long as in each case Acquiror delivers a certificate to the Trustee stating that Acquiror has undertaken to perform the obligations set forth in this Section 4.5.

Section 4.6 List of Persons Entitled to Vote

Canco shall, (a) prior to each annual and special Acquiror Meeting or the seeking of any Acquiror Consent and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "**List**") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with an Acquiror Meeting or an Acquiror Consent, at the close of business on the record date established by Acquiror or pursuant to applicable law for determining the holders of Acquiror Shares entitled to receive notice of and/or to vote at such Acquiror Meeting or to give consent in connection with such Acquiror Consent. Each such List shall be delivered to the Trustee promptly after receipt by Canco of such request or the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to permit the Trustee to perform its obligations under this Agreement. Acquiror agrees to give Canco notice (with a copy to the Trustee) of the calling of any Acquiror Meeting or the seeking of any Acquiror Consent by Acquiror or its management, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable Canco to perform its obligations under this Section 4.6.

Section 4.7 Entitlement to Direct Votes

Any Beneficiary named in a List prepared in connection with any Acquiror Meeting or Acquiror Consent will be entitled (a) to instruct the Trustee in the manner described in Section 4.3 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled or (b) to attend such meeting and personally exercise thereat (or to personally exercise with respect to any Acquiror Consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

Section 4.8 Voting by Trustee and Attendance of Trustee Representative at Meeting

(a) In connection with each Acquiror Meeting and Acquiror Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.3, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to Section 4.3.

(b) The Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Acquiror Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representative, and at the Beneficiary's request, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either (i) has not previously given the Trustee instructions pursuant to Section 4.3 in respect of such meeting or (ii) submits to such representative written revocation of any such previous instructions. At such meeting, upon receipt of a proxy from the Trustee's representative, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

Section 4.9 Distribution of Written Materials

Any written materials distributed by or on behalf of the Trustee pursuant to this Agreement shall be sent by mail (or otherwise communicated in the same manner as Acquiror utilizes in communications to holders of Acquiror Shares, subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee) to each Beneficiary at its address as shown on the books of Canco. Acquiror agrees not to communicate with holders of Acquiror Shares with respect to such written material otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries. Canco shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense:

(a) a current List; and

(b) upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement.

Canco's obligations under this Section 4.9 shall be deemed satisfied to the extent Acquiror exercises its option to perform the duties of the Trustee to deliver copies of materials to each Beneficiary and Canco provides the required information and materials to Acquiror.

Section 4.10 Termination of Voting Rights

Except as otherwise provided herein or in the Exchangeable Share Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to Acquiror or Callco, as the case may be, and such Beneficiary Votes and the Voting Rights represented thereby shall cease and be terminated immediately, upon the delivery by such Beneficiary to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Right or upon the occurrence of the automatic exchange of Exchangeable Shares for Acquiror Shares, as specified in Article 5 (unless, in either case, Acquiror shall not have delivered the Exchangeable Share Consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiaries), or upon the redemption of Exchangeable Shares pursuant to Article 6 or Article 7 of the Exchangeable Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of Canco pursuant to Article 5 of the Exchangeable Share Provisions, or upon the purchase of Exchangeable Shares from the holder thereof by Callco pursuant to the exercise by Callco of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right, or upon the purchase of Exchangeable Shares from the holders thereof by Acquiror or Callco pursuant to the exercise by Acquiror or Callco of the Change of Law Call Right.

ARTICLE 5
EXCHANGE RIGHT AND AUTOMATIC EXCHANGE

Section 5.1 Grant and Ownership of the Exchange Right

Acquiror hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries the right (the "**Exchange Right**"), upon the occurrence and during the continuance of an Insolvency Event, to require Acquiror to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by such Beneficiary and the Automatic Exchange Rights, all in accordance with the provisions of this Agreement. Acquiror hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Right and the Automatic Exchange Rights by Acquiror to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Right and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Right and the Automatic Exchange Rights, provided that the Trustee shall:

(a) hold the Exchange Right and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Right or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

Section 5.2 Legended Share Certificates

Canco will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Right in respect of the Exchangeable Shares held by a Beneficiary; and

(b) the Automatic Exchange Rights.

Section 5.3 General Exercise of Exchange Right

The Exchange Right shall be and remain vested in and exercisable by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Exchange Right only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Right, the Trustee shall not exercise or permit the exercise of the Exchange Right.

Section 5.4 Purchase Price

The purchase price payable by Acquiror for each Exchangeable Share to be purchased by Acquiror under the Exchange Right shall be an amount per share equal to the Exchangeable Share Price on the last

Business Day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right. In connection with each exercise of the Exchange Right, Acquiror shall provide to the Trustee an Officer's Certificate setting forth the calculation of the Exchangeable Share Price for each Exchangeable Share. The Exchangeable Share Price for each such Exchangeable Share so purchased may be satisfied only by Acquiror delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, the Exchangeable Share Consideration representing the total Exchangeable Share Price. Upon payment by Acquiror of such purchase price to the Trustee for the benefit of the Beneficiary, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of declared and unpaid dividends on each such Exchangeable Share by Canco.

Section 5.5 Exercise Instructions

Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of Canco. To cause the exercise of the Exchange Right by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary, Alberta or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires Acquiror to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of Canco and such additional documents and instruments as the Trustee, Canco and Acquiror may reasonably require together with (a) a duly completed form of notice of exercise of the Exchange Right, contained on the reverse of or attached to the Exchangeable Share certificates, stating (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Right so as to require Acquiror to purchase from the Beneficiary the number of Exchangeable Shares specified therein, (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by Acquiror free and clear of all liens, claims, security interests and encumbrances, (iii) the names in which the certificates representing Acquiror Shares issuable in connection with the exercise of the Exchange Right are to be issued and (iv) the names and addresses of the persons to whom such new certificates should be delivered, and (b) payment (or evidence satisfactory to the Trustee, Canco and Acquiror of payment) of the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by Acquiror under the Exchange Right, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of Canco.

Section 5.6 Delivery of Acquiror Shares; Effect of Exercise

Promptly after the receipt by the Trustee of the certificates representing the Exchangeable Shares which the Beneficiary desires Acquiror to purchase under the Exchange Right, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Right (and payment of taxes, if any payable as contemplated by Section 5.8 or evidence thereof), duly endorsed for transfer to Acquiror, the Trustee shall notify Acquiror and Canco of its receipt of the same, which notice to Acquiror and Canco shall constitute exercise of the Exchange Right by the Trustee on behalf of the Beneficiary in respect of such Exchangeable Shares, and Acquiror shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the Beneficiary in respect of such Exchangeable Shares (or to such other persons, if any, properly designated by such Beneficiary) the Exchangeable Share Consideration deliverable in connection with the exercise of the Exchange Right; provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, Canco and Acquiror of the payment of) the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. Immediately upon the giving of notice by the Trustee to Acquiror and Canco of the exercise of the Exchange Right, as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Right shall be deemed to have occurred, and the Beneficiary of such Exchangeable Shares shall be deemed to have transferred to Acquiror all of such Beneficiary's right, title and interest in and to such Exchangeable Shares and in the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive his proportionate part of the total purchase price therefor, unless such Exchangeable Share Consideration is not delivered by Acquiror to the Trustee for delivery to such Beneficiary (or to such other person, if any, properly designated by such Beneficiary) within five Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such Exchangeable Share Consideration is delivered by Acquiror and any cheque included therein is paid. Upon delivery of such Exchangeable Share Consideration by Acquiror to the Trustee, the Trustee shall deliver such Exchangeable Share Consideration to such Beneficiary (or to such other person, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Acquiror Shares delivered to it pursuant to the Exchange Right.

Section 5.7 Exercise of Exchange Right Subsequent to Retraction

In the event that a Beneficiary has exercised its right under Article 6 of the Exchangeable Share Provisions to require Canco to redeem any or all of the Exchangeable Shares held by the Beneficiary (the "**Retracted Shares**") and is notified by Canco pursuant to Section 6.6 of the Exchangeable Share Provisions that Canco will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and provided that Callco shall not have exercised the Retraction Call Right with respect to the Retracted Shares and that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to Canco pursuant to Section 6.7 of the Exchangeable Share Provisions, and provided further that the Trustee has received written notice of same from Canco or Acquiror, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Right with respect to those Retracted Shares that Canco is unable to redeem. In any such event, Canco hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to Canco or to the transfer agent of the Exchangeable Shares (including a copy of the retraction request delivered pursuant to Section 6.1 of the Exchangeable Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Right with respect to the Retracted Shares that Canco is not permitted to redeem and will require Acquiror to purchase such shares in accordance with the provisions of this Article 5.

Section 5.8 Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Shares to Acquiror pursuant to the Exchange Right or the Automatic Exchange Rights, the share certificate or certificates representing Acquiror Shares to be delivered in connection with the payment of the purchase price therefor shall be issued in the name of the Beneficiary in respect of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary (a) shall pay (and none of Acquiror, Canco or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary or evidenced to the satisfaction of the such taxes, if any, have been paid.

Section 5.9 Notice of Insolvency Event

As soon as practicable following the occurrence of an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, Canco and Acquiror shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from Canco and Acquiror of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of Acquiror (such funds to be received in advance), a notice of such Insolvency Event in the form provided by Acquiror, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Right.

Section 5.10 Qualification of Acquiror Shares

Acquiror covenants that if any Acquiror Shares issuable pursuant to the Exchange Right or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any registration statement, prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or United States federal, provincial, territorial or state law or regulation or pursuant to the rules and regulations of any regulatory authority or stock exchange or the fulfilment of any other Canadian or United States federal, provincial, territorial or state legal requirement before such shares may be issued and delivered by Acquiror to the initial holder thereof or in order that such shares may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of Acquiror for purposes of Canadian provincial securities law or an "affiliate" of Acquiror for purposes of United States federal or state securities law), Acquiror will in good faith use its reasonable best efforts to take all such actions and do all such things as are necessary or desirable to cause such Acquiror Shares to be and remain duly registered, qualified or approved under United States and/or Canadian law, as the case may be, to the extent provided in the Acquisition Agreement. Acquiror will use its reasonable best efforts and in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Acquiror Shares to be delivered pursuant to the Exchange Right or the Automatic Exchange Rights to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Acquiror Shares are listed, quoted or posted for trading at such time.

Section 5.11 Acquiror Shares

Acquiror hereby represents, warrants and covenants that the Acquiror Shares issuable to Beneficiaries as described herein will be duly authorized and validly issued, fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

Section 5.12 Automatic Exchange on Liquidation of Acquiror

(a) Acquiror will give the Trustee written notice of each of the following events at the time set forth below:

(i) in the event of any determination by the Board of Directors of Acquiror to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Acquiror or to effect any other distribution of assets of Acquiror among its shareholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii) promptly following the earlier of (A) receipt by Acquiror of notice of, and (B) Acquiror otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Acquiror or to effect any other distribution of assets of Acquiror among its shareholders for the purpose of winding up its affairs, in each case where Acquiror has failed to contest in good faith any such proceeding commenced in respect of Acquiror within 30 days of becoming aware thereof.

(b) Promptly following receipt by the Trustee from Acquiror of notice of any event (a "**Liquidation Event**") contemplated by Section 5.12(a) above, the Trustee will give notice thereof to the Beneficiaries. Such notice shall be provided to the Trustee by Acquiror and shall include a brief description of rights of the Beneficiaries with respect to the Automatic Exchange Rights provided for in Section 5.12(c).

(c) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Acquiror Shares in the distribution of assets of Acquiror in connection with a Liquidation Event, immediately prior to the effective time (the "**Liquidation Event Effective Time**") of a Liquidation Event all of the then outstanding Exchangeable Shares shall be automatically exchanged for Acquiror Shares. To effect such automatic exchange, Acquiror shall purchase each Exchangeable Share outstanding immediately prior to the Liquidation Event Effective Time and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by such Beneficiary at such time, for a purchase price per share equal to the Exchangeable Share Price applicable at that time. Acquiror shall provide the Trustee with an Officer's Certificate in connection with any automatic exchange setting forth the calculation of the Exchangeable Share Price for each Exchangeable Share.

(d) The closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for Acquiror Shares shall be deemed to have occurred immediately prior to the Liquidation Event Effective Time, and each Beneficiary shall be deemed to have transferred to Acquiror all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Shares and the related interest in the Trust Estate. Any right of each such Beneficiary to receive declared and unpaid dividends from Canco shall be deemed to be satisfied and discharged and each such Beneficiary shall cease to be a holder of such Exchangeable Shares and Acquiror shall deliver to the Beneficiary the Exchangeable Share Consideration deliverable upon the automatic exchange of Exchangeable Shares. Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Acquiror Shares issued pursuant to the automatic exchange of Exchangeable Shares for Acquiror Shares and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with Acquiror pursuant to such automatic exchange shall thereafter be deemed to represent Acquiror Shares issued to the Beneficiary by Acquiror pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent Acquiror Shares, duly endorsed in blank and accompanied by such instruments of transfer as Acquiror may reasonably require, Acquiror shall deliver or cause to be delivered to the Beneficiary certificates representing Acquiror Shares of which the Beneficiary is the holder.

Section 5.13 Withholding Rights

Acquiror, Canco and the Trustee shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any holder of Exchangeable Shares or Acquiror Shares such amounts as Acquiror, Canco or the Trustee is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada), the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case as amended or succeeded. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Acquiror, Canco and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Acquiror, Canco or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and Acquiror, Canco or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

ARTICLE 6
CONCERNING THE TRUSTEE

Section 6.1 Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as trustee of the Trust, shall include:

(a) receipt and deposit of the Acquiror Special Voting Share from Acquiror as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b) granting proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c) casting and exercising the Beneficiary Votes in accordance with the provisions of this Agreement;

(d) receiving the grant of the Exchange Right and the Automatic Exchange Rights from Acquiror as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e) exercising the Exchange Right and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries Acquiror Shares and cheques, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Right or pursuant to the Automatic Exchange Rights, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Acquiror and Canco under this Agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities, the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof, nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

Section 6.2 No Conflict of Interest

The Trustee represents to Acquiror and Canco that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 10. If, notwithstanding the foregoing provisions of this Section 6.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Section 6.2, any interested party may apply to the Court for an order that the Trustee be replaced as trustee hereunder.

Section 6.3 Dealings with Transfer Agents, Registrars, etc.

Acquiror and Canco irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Acquiror Shares; and

(b) requisition, from time to time, (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement and (ii) from the transfer agent of Acquiror Shares, and any subsequent transfer agent of such shares, the share certificates issuable upon the exercise from time to time of the Exchange Right and pursuant to the Automatic Exchange Rights.

Acquiror and Canco irrevocably authorize their respective registrars and transfer agents to comply with all such requests. Acquiror covenants that it will supply its transfer agent with duly executed share certificates for the purpose of completing the exercise from time to time of the Exchange Right and the Automatic Exchange Rights.

Section 6.4 Books and Records

The Trustee shall keep available for inspection by Acquiror and Canco at the Trustee's principal office in Calgary, Alberta correct and complete books and records of account relating to the Trust created by this Agreement, including all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Exchange Right and the Automatic Exchange Rights. On or before January 15 in every year, so long as any Acquiror Shares are on deposit with the Trustee, the Trustee shall transmit to Acquiror and Canco a brief report, dated as of the preceding December 31, with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Right, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance by Acquiror of Acquiror Shares in connection with the Exchange Right, during the calendar year ended on such December 31; and

(c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

Section 6.5 Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate United States and Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee reasonably considers necessary or advisable (who may be experts or advisors to Acquiror or Canco). If requested by the Trustee, Acquiror or Canco shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

Section 6.6 Indemnification Prior to Certain Actions by Trustee

The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Acquiror Special Voting Share held by the Trustee pursuant to Article 4, subject to Section 6.15, with respect to the Exchange Right pursuant to Article 5, subject to Section 6.15, and with respect to the Automatic Exchange Rights pursuant to Article 5, subject to Section 6.15.

None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security or indemnified as aforesaid.

Section 6.7 Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity required by Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

Section 6.8 Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions, Lists, reports or other papers or documents furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions, Lists, reports or other papers or documents comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

Section 6.9 Evidence and Authority to Trustee

Acquiror and/or Canco shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Acquiror and/or Canco or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including in respect of the Voting Rights or the Exchange Right or the Automatic Exchange

Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Acquiror and/or Canco promptly if and when:

(a) such evidence is required by any other section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Acquiror and/or Canco written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an officer's Certificate of Acquiror and/or Canco or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights or the Exchange Right or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Acquiror and/or Canco, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of Acquiror and/or Canco it shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(a) declaring that such person has read and understands the provisions of this Agreement relating to the condition in question;

(b) describing the nature and scope of the examination or investigation upon which such person based the statutory declaration, certificate, statement or opinion; and

(c) declaring that such person has made such examination or investigation as such person believes is necessary to enable such person to make the statements or give the opinions contained or expressed therein.

Section 6.10 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by Acquiror and/or Canco or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

Section 6.11 Investment of Moneys Held by Trustee

Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee, in trust for Canco, in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of Canco. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada or, with the consent of Canco, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

Section 6.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

Section 6.13 Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Acquiror and/or Canco or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act and rely upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

Section 6.14 Authority to Carry on Business

The Trustee represents to Acquiror and Canco that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Right and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 10.

Section 6.15 Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction and all rights of appeal have expired; or

(b) all differences with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

Section 6.16 Acceptance of Trust

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

Section 6.17 Maintenance of Office or Agency

Acquiror will maintain in Calgary, Alberta an office or agency where certificates representing Exchangeable Shares may be presented or surrendered for exchange by Beneficiaries and where notices and demands to or upon Acquiror or Canco in respect of the Exchangeable Shares may be served. Acquiror will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time Acquiror shall fail to maintain any such office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be served at the Corporate Trust Office of the Trustee, and Acquiror and Canco hereby appoint the Trustee as their agent to receive all such presentations, surrenders, notices and demands. Furthermore, copies of all Acquiror proxy materials will be made available for inspection by any Beneficiary at such office or agency.

ARTICLE 7
COMPENSATION

Section 7.1 Fees and Expenses of the Trustee

Acquiror and Canco jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses (including taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts and advisors and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that Acquiror and Canco shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with negligence, recklessness or wilful misconduct.

ARTICLE 8
INDEMNIFICATION AND LIMITATION OF LIABILITY

Section 8.1 Indemnification of the Trustee

Acquiror and Canco jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees and agents appointed and acting in accordance with this Agreement (collectively, the "**Indemnified Parties**") against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, negligence, recklessness, wilful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by Acquiror or Canco pursuant hereto.

In no case shall Acquiror or Canco be liable under this indemnity for any claim against any of the Indemnified Parties unless Acquiror and Canco shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim. Subject to (ii) below, Acquiror and Canco shall be entitled to participate at their own expense in the defense and, if Acquiror and Canco so elect at any time after receipt of such notice, either of them may assume the defense of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by Acquiror or Canco; or (ii) the named parties to any such suit include both the Trustee and Acquiror or Canco and the Trustee shall have been advised by counsel acceptable to Acquiror or Canco that there may be one or more legal defenses available to the Trustee that are different from or in addition to those available to Acquiror or Canco and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Acquiror and Canco shall not have the right to assume the defense of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee.

Section 8.2 Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is attributable to the fraud, negligence, recklessness, wilful misconduct or bad faith on the part of the Trustee.

ARTICLE 9
CHANGE OF TRUSTEE

Section 9.1 Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Acquiror and Canco specifying the date on which it desires to resign, provided that such notice shall not be given less than thirty (30) days before such desired resignation date unless Acquiror and Canco otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Acquiror and Canco shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada or any Province thereof, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Acquiror and Canco shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

Section 9.2 Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days' prior notice by written instrument executed by Acquiror and Canco, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

Section 9.3 Successor Trustee

Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Acquiror and Canco and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of Acquiror and Canco or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Acquiror, Canco and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

Section 9.4 Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, Acquiror and Canco shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If Acquiror or Canco shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Acquiror and Canco.

ARTICLE 10
ACQUIROR SUCCESSORS

Section 10.1 Certain Requirements in Respect of Combination, etc.

Acquiror shall not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing corporation resulting therefrom, but may do so if:

(a) such other person or continuing corporation (herein called the "**Acquiror Successor**"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Acquiror Successor of liability for all moneys payable and property deliverable hereunder (including without limitation one or more voting securities of such Acquiror Successor to allow Beneficiaries to exercise voting rights in respect of the Acquiror Successor substantially similar to those provided for in this Agreement in respect of Acquiror) and the covenant of such Acquiror Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Acquiror under this Agreement; and

(b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

Section 10.2 Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Acquiror Successor and Canco shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Acquiror Successor shall possess and from time to time may exercise each and every right and power of Acquiror under this Agreement in the name of

Acquiror or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Board of Directors of Acquiror or any officers of Acquiror may be done and performed with like force and effect by the directors or officers of such Acquiror Successor.

Section 10.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of Acquiror with or into Acquiror or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Acquiror provided that all of the assets of such subsidiary are transferred to Acquiror or another wholly-owned direct or indirect subsidiary of Acquiror and any such transactions are expressly permitted by this Article 10.

Section 10.4 Successorship Transaction

Notwithstanding the foregoing provisions of this Article 10, in the event of an Acquiror Control Transaction:

(a) in which Acquiror merges or amalgamates with, or in which all or substantially all of the then outstanding Acquiror Shares are acquired by, one or more other corporations to which Acquiror is, immediately before such merger, amalgamation or acquisition, "related" within the meaning of the *Income Tax Act* (Canada) (otherwise than by virtue of a right referred to in paragraph 251(5)(b) thereof);

(b) which does not result in an acceleration of the Redemption Date in accordance with paragraph (b) of that definition; and

(c) in which all or substantially all of the then outstanding Acquiror Shares are converted into or exchanged for shares or rights to receive such shares (the "Other Shares") of another corporation (the "Other Corporation") that, immediately after such Acquiror Control Transaction, owns or controls, directly or indirectly, Acquiror;

provided that, for greater certainty, the proposed reorganization of Acquiror, as publicly disclosed by Acquiror on January 2, 2002 and as generally described in the draft registration statement filed by the Acquiror with the United States Securities and Exchange Commission on or about such date, as amended or supplemented from time to time, shall constitute such an Acquiror Control Transaction for purposes hereof, then (i) all references herein to "Acquiror" shall thereafter be and be deemed to be references to "Other Corporation" and all references herein to "Acquiror Shares" shall thereafter be and be deemed to be references to "Other Shares" (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable Shares on the exchange, redemption or retraction of such shares pursuant to the Exchangeable Share Provisions or Article 5 of the Plan of Arrangement or exchange of such shares pursuant to this Agreement immediately subsequent to the Acquiror Control Transaction being entitled to receive that number of Other Shares equal to the number of Other Shares such holder of Exchangeable Shares would have received if the exchange, redemption or retraction of such shares pursuant to the Exchangeable Share Provisions or Article 5 of the Plan of Arrangement, or exchange of such shares pursuant to this Agreement had occurred immediately prior to the Acquiror Control Transaction and the Acquiror Control Transaction was completed) without any need to amend the terms and conditions of this Agreement and without any further action required; and (ii) Acquiror shall cause the Other Corporation to deposit one or more voting securities of such Other Corporation to allow Beneficiaries to exercise voting rights in respect of the Other Corporation substantially similar to those provided for in this Agreement.

ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

Section 11.1 Amendments, Modifications, etc.

This Agreement may not be amended or modified except by an agreement in writing executed by Acquiror, Canco and the Trustee and approved by the Beneficiaries in accordance with Section 10.2 of the Exchangeable Share Provisions.

Section 11.2 Ministerial Amendments

Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the Board of Directors of each of Canco and Acquiror shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of Acquiror and Canco and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that such Boards of Directors and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c) making such changes or corrections which, on the advice of counsel to Acquiror, Canco and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the Board of Directors of each of Acquiror and Canco shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

Section 11.3 Meeting to Consider Amendments

Canco, at the request of Acquiror, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of Canco, the Exchangeable Share Provisions and all applicable laws; provided that any such meeting shall only be called for a bona fide business purpose and not for the principal purpose of causing a Redemption Date (as defined in the Exchangeable Share Provisions) to occur or transpire.

Section 11.4 Changes in Capital of Acquiror and Canco

At all times after the occurrence of any event contemplated pursuant to Section 2.7 or 2.8 of the Support Agreement or otherwise, as a result of which either Acquiror Shares or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be deemed amended and modified as necessary in order that it shall apply with full force and effect, *mutatis mutandis*, to all new securities into which Acquiror Shares or the Exchangeable Shares or both are so changed.

Section 11.5 Execution of Supplemental Trust Agreements

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time Canco, Acquiror and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Acquiror Successors and the covenants of and obligations assumed by each such Acquiror Successor in accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Voting Rights, the Exchange Right or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Acquiror, Canco, the Trustee or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 12
TERMINATION

Section 12.1 Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Shares are held by a Beneficiary;

(b) each of Acquiror and Canco elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 10.2 of the Exchangeable Share Provisions; and

(c) 21 years after the death of the last survivor of the descendants of His Majesty King George VI of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

Section 12.2 Survival of Agreement

This Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

ARTICLE 13
GENERAL

Section 13.1 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 13.2 Assignment

No party hereto may assign this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of law or otherwise) except that Canco may assign in its sole discretion, any or all of its rights, interests and obligations hereunder to any wholly-owned subsidiary of Acquiror.

Section 13.3 Binding Effect

Subject to Section 13.2, this Agreement and the Arrangement shall be binding upon, enure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns and to the benefit of the Beneficiaries.

Section 13.4 Notices to Parties

All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, telecopied (which is confirmed) or dispatched (postage prepaid) to a nationally recognized overnight courier service with overnight delivery instructions, in each case addressed to the particular party at:

(a) if to Acquiror or Canco, at:

Nabors Industries, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067

Attention: President and Chief Operating Officer
Telecopier Number: (281) 775-8188

With copies to:

Nabors Corporate Services, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067

Attention: Katherine Ellis
Telecopier Number: (281) 775-4318

And:

Stikeman Elliott
4300, 888 - 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Christopher Nixon
Telecopier Number: (403) 266-9034

(b) if to the Trustee, at:

Computershare Trust Company of Canada
710, 530 - 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

Attention: General Manager, Stock Transfer Services
Telecopier Number: (403) 267-6529

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing.

Section 13.5 Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Shares in any manner permitted by the by-laws of Canco from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

Section 13.6 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

Section 13.7 Governing Laws; Consent to Jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of Alberta. Each party hereby irrevocably attorns to the jurisdiction of the courts of Alberta in respect of all matters arising under or in relation to this Agreement and Acquiror hereby appoints Stikeman Elliott as its registered office in Alberta as attorney for service of process.

Section 13.8 United States Tax Characterization

The parties hereto recognize and intend that, for United States federal, state and local income, franchise and similar tax purposes, the Trust will be disregarded as an entity separate from Acquiror pursuant to Treas. Reg. 301.7701-3(b), and no party shall take any position on any tax return or otherwise that is inconsistent with such treatment.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

NABORS INDUSTRIES, INC.

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

NABORS EXCHANGECO (CANADA) INC.

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

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ANNEX H

February 25, 2002

The Board of Directors
Enserco Energy Service Company Inc.
3000, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6

Dear Sirs:

We understand that Nabors Industries, Inc. ("Nabors") and Enserco Energy Service Company Inc. (the "Company" or "Enserco") have entered into an acquisition agreement dated February 25, 2002 (the "Acquisition Agreement"). Pursuant to the Acquisition Agreement, it is proposed that Nabors will acquire all of the issued and outstanding common shares ("Enserco Shares"), options and warrants of the Company by way of a plan of arrangement, in accordance with the requirements of section 192 of the *Canada Business Corporations Act* (the "Plan of Arrangement").

The Acquisition Agreement and the Plan of Arrangement provide that each holder of Enserco Shares will receive as consideration, for each Enserco Share held, a fixed value of C$15.50 plus additional consideration calculated at the rate of 6% per annum thereon (the "Offer"), payable, at the election of the holder, in the form of: (i) cash; or (ii) exchangeable shares of Nabors ("Exchangeable Shares"); or (iii) a combination of cash and Exchangeable Shares.

The exchange ratio that will be used to determine the number of Exchangeable Shares to be received for each Enserco Share will be based on the weighted average trading price of the Nabors common shares ("Nabors Shares") for the ten consecutive trading days ending on the third business day before the meeting of Enserco securityholders to be held for purposes of approving the Plan of Arrangement (currently scheduled for April 24, 2002), including any adjournment thereof, and based on the average exchange rate from U.S. dollars to Canadian dollars for such ten day period. Each Exchangeable Share will be exchangeable for one Nabors Share.

The Plan of Arrangement is subject to a number of terms and conditions which must either be satisfied or waived including, among other things, the approval of the Plan of Arrangement at the special meeting of the holders of Enserco shares, options and warrants (collectively, the "Enserco Shareholders"), to be held on April 24, 2002, by at least 66⅔% of the votes cast by the Enserco Shareholders.

We understand that Nabors has entered into purchase agreements, with certain significant Enserco shareholders, to acquire prior to the completion of the Plan of Arrangement, Enserco Shares representing approximately 20.5% of the Enserco Shares at a price of $15.50 cash per Enserco Share. Furthermore, pursuant to various forms of lock-up agreements (the "Lock-up Agreements"), all of the directors and four senior officers of Enserco, who in the aggregate beneficially own, directly or indirectly, or exercise control or direction over, approximately 14.3% of the issued and outstanding common shares of Enserco and 62.3% of the outstanding Enserco options (collectively representing 15.5% of the aggregate votes entitled to be cast at the special meeting), have agreed to vote in favour of the Plan of Arrangement.

Pursuant to a letter agreement dated November 26, 2001, the board of directors of Enserco (the "Board") retained Peters & Co. Limited ("Peters & Co.") as its financial advisor to provide financial advisory services, including assistance in identifying and evaluating strategic alternatives for enhancing shareholder value. In connection with the Plan of Arrangement, the Board has asked Peters & Co. to provide a written opinion with respect to the fairness, from a financial point of view, of the Offer to the holders of Enserco Shares. This opinion (the "Fairness Opinion") is provided further to verbal advice delivered on February 25, 2002 to the Board.

Pursuant to the terms of our engagement, Peters & Co. has not been engaged to prepare a formal valuation of any of the assets or shares involved in the Transaction and this Fairness Opinion should not be construed as such. However, we have performed financial analyses which we considered to be appropriate and necessary in the circumstances and such analyses support the conclusions reached in the Fairness Opinion. Enserco has agreed to indemnify Peters & Co. in respect of certain liabilities which may be incurred by it in connection with the use of the Fairness Opinion by the Board.

Qualifications of Peters & Co.

Peters & Co. is an independent, fully-integrated investment dealer headquartered in Calgary, Alberta. The firm specializes in investments in the Canadian oil and natural gas and oilfield services industries. Peters & Co. was founded in 1971 and is a member of The Toronto Stock Exchange, the Canadian Venture Exchange, the Investment Dealers Association of Canada and the Canadian Investor Protection Fund. Peters & Co. Equities Inc., a wholly-owned subsidiary of the firm, is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation in the United States.

Peters & Co. provides investment services to institutional investors and individual private clients; employs its own trading group; does specialized and comprehensive investment research on the oil and natural gas, pipeline and oilfield services industries; and is an active underwriter for, and financial advisor to, companies active in the Canadian energy industry. Peters & Co. and its principals have participated in a significant number of transactions involving oil and natural gas companies and oilfield services companies and have acted as financial advisors in a significant number of transactions involving opinions and evaluations of private and publicly-traded oil and natural gas companies and oilfield services companies.

The opinion expressed herein is the opinion of Peters & Co. as a firm. The form and content of the Fairness Opinion have been approved for release by senior professionals of Peters & Co., all of whom are experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Fairness Opinion, we have reviewed and relied upon, among other things, the following:

(i) the Plan of Arrangement;

(ii) the Acquisition Agreement and accompanying documentation;

(iii) the forms of the Lock-up Agreements;

(iv) the audited financial statements and associated notes of Enserco for the fiscal year ended December 31, 2001;

(v) the Annual Report of Enserco (then named Bonus Resource Services Corp. ("Bonus")) for its shareholders for the year ended December 31, 2000;

(vi) the Management Proxy Circular of Bonus dated March 19, 2001, for the year ended December 31, 2000, and for use at the Annual General and Special Meeting of shareholders of Bonus held May 3, 2001;

(vii) the Annual Information Form of Bonus dated March 30, 2001, for the year ended December 31, 2000;

(viii) the unaudited interim reports and unaudited financial statements of Enserco for the nine month period ended September 30, 2001 and the six month period ended June 30, 2001;

(ix) the interim report and unaudited financial statements of Bonus for the three month period ended March 31, 2001;

(x) Enserco's internal operating and capital budgets for the 12 months ending December 31, 2002;

(xi) the December 2001 corporate presentation prepared by the management of Enserco;

(xii) the unaudited financial results of Nabors for the fourth quarter and full year ended December 31, 2001;

(xiii) the Annual Reports, proxy circulars and Form 10-Ks of Nabors for each of the fiscal years ended December 31, 2000 and 1999;

(xiv) the unaudited interim reports and Form 8-Ks of Nabors for the nine month period ended September 30, 2001, the six month period ended June 30, 2001, and the three month period ended March 31, 2001;

(xv) the February 13, 2002, corporate presentation prepared by the management of Nabors;

(xvi) certain other internal information obtained in various discussions with senior management and directors of Enserco with respect to, among other things, the business, financial position, operations, key assets and future potential of Enserco and Nabors, including their views as to the outlook for Enserco and Nabors, given the current and expected industry conditions; and

(xvii) certain other confidential financial, operational, legal, corporate and other information prepared or provided by Enserco management.

In addition to the information detailed above, we have:

(i) reviewed and considered other recent transactions in the Canadian oilfield services industry;

(ii) reviewed publicly-available information concerning the trading of, and the trading market for, the Enserco Shares and the Nabors Shares, as well as the common shares of certain other North American oilfield service companies that Peters & Co. believed to be comparable to Enserco and Nabors;

(iii) had various discussions with other qualified parties that had an interest in acquiring the Enserco Shares or assets of Enserco;

(iv) reviewed the operating and financial performance and business characteristics of Enserco and Nabors relative to the performance and characteristics of other North American public oilfield service companies; and

(v) reviewed other financial, securities market and industry information and carried out such other analyses and investigations as Peters & Co. considered necessary and appropriate in the circumstances.

Peters & Co. was granted full, unrestricted access by Enserco to its senior management group and external counsel, and was, to the best of our knowledge, provided with all material information.

Assumptions and Limitations

This Fairness Opinion is rendered on the basis of securities market, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Enserco reflected in the information and documents reviewed by us and as represented to us in our discussions with the management and advisors of Enserco. In our analyses, numerous assumptions were made with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of any party involved.

Peters & Co. has assumed and relied upon the accuracy, completeness and fair presentation of all of the financial and other information, data, advice, other materials, representations and opinions (the "Information") obtained by it from public sources or received from Enserco and Nabors and their respective consultants or advisors or otherwise pursuant to our engagement, and the Fairness Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of our professional judgement, and except as expressly described herein, Peters & Co. has not attempted to verify independently the accuracy or completeness of any such Information.

Certain senior officers of Enserco represented to us, in certificates delivered as at the date hereof, among other things, that the Information provided to us on behalf of Enserco is complete and correct at the date the Information was provided, and that since the date of the provision of the Information, there has been no material change, financial or otherwise, in the position of Enserco or its assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material facts which is of a nature so as to render the Information untrue or misleading in any material respect. With respect to any financial forecasts and projections provided to Peters & Co. and used in our analyses, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgements of Enserco senior management, as to the matters covered thereby, and in rendering our Fairness Opinion we express no view as to the reasonableness of such forecasts or projections or the assumptions on which they are based.

Fairness Opinion and Reliance

This Fairness Opinion may be relied upon by the Board for the purposes of considering the Plan of Arrangement and its recommendation to the holders of Enserco Shares with respect to the Offer, but may not be used or relied upon by any other person without our express prior written consent.

Based upon and subject to the foregoing, Peters & Co. is of the opinion that, as of the date hereof, the Offer is fair, from a financial point of view, to the holders of Enserco Shares.

Yours truly,

Signed "Peters & Co. Limited"

PETERS & CO. LIMITED

ANNEX I

BONUS RESOURCE SERVICES CORP.

ANNUAL INFORMATION FORM (RENEWAL)

for the year ended December 31, 2000

Dated March 30, 2001

2000 RENEWAL ANNUAL INFORMATION FORM

TABLE OF CONTENTS

INCORPORATION

On November 17, 1988, Bonus Petroleum Corp. and Bonus Resources Ltd. were amalgamated under the *Canada Business Corporations Act* by virtue of a Certificate of Amalgamation to continue as Bonus Petroleum Corp. The Company changed its name to Bonus Resource Services Corp. ("Bonus" or the "Company") on June 6, 1996.

The Company's head and principal office in Canada is located at Suite 3000, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6. Bonus became a reporting issuer in British Columbia on May 15, 1981, Alberta on April 19, 1994, Saskatchewan on November 4, 1997, Manitoba on February 7, 1997, Ontario on September 3, 1996 and Quebec on February 10, 1997. Bonus' common shares are listed and posted for trading on The Toronto Stock Exchange under the trading symbol "BOU".

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

2000 marked significant change for Bonus and was highlighted by the merger of the Company with Tetonka Drilling Inc. late in the year. The combination of these two companies has created an integrated oilfield service company ranking among the largest in the Canadian industry. Bonus operates primarily in western Canada with a fleet of 211 service rigs (operating as Bonus Well Servicing Partnership) and 26 drilling rigs (operating as H&R Drilling Limited Partnership). In addition, the Company maintains a small operation in Australia comprised of seven service rigs and one drilling rig. Bonus' geographic diversity, high quality equipment and industry leading safety and quality control programs allow the Company to provide premium service to its customers.

When Bonus committed itself to enter the oilfield services business in late 1994, its business plan was clear-cut; consolidate the service rig industry in western Canada and provide services in new and innovative ways. Since that time Bonus has accomplished this goal, growing into the second largest service rig company in Canada. Given the relatively high level of consolidation of the service rig industry in Canada, Bonus expanded into new lines of business during the year 2000 in two primary areas: (1) the merger with Tetonka Drilling Inc. (now H&R Drilling Ltd.) which provided the Company with a second line of business; and (2) the acquisition of Abandonrite Enviro Services Corp. whose abandonment consulting business is complementary to Bonus' service rig division. A history of major acquisitions to December 31, 2000 is presented in the following table. Details on the more significant acquisitions follow.

Summary of Major Acquisitions

Year	Company	Number of Service Rigs
1994	Trimat Well Servicing Inc.	10
1995	Swabtech Inc.	6
1996	Mountain Well Servicing Holdings Canada Ltd. (asset purchase)	32
1996	Tasmanian Well Service Ltd. (asset purchase)	19
1997	Beta Well Service Inc.	53
1998	Bonus Well Servicing Australia Pty Ltd (asset & share purchase)	7
1998	Canuck Well Servicing Ltd. (asset purchase)	13
1998	Alberta Gold Well Servicing Corp. Ltd. (asset purchase)	42
1999	Simmons Drilling Corp. (asset purchase)	7
2000	Abandonrite Enviro Services Corp.	2

Year	Company	Number of Drilling Rigs
2000	Tetonka Drilling Inc. (share exchange)	26

History

Prior to 1994, Bonus operated as a traditional oil and gas production company. New management assumed control of Bonus in 1993 and thereafter began a reorganization of Bonus into an oilfield service company through acquiring primarily western Canadian based assets and companies in that sector. Some of the material acquisitions over the past three years are discussed below.

Bonus Well Servicing Australia Pty Ltd

On January 23, 1998 Bonus, through its wholly-owned subsidiary Bonus Well Servicing Australia Pty Ltd ("BWS Australia"), entered the Australian well service industry by purchasing four service rigs and 50 percent of the outstanding common shares of Bonus Well Servicing Australia (WA) Pty Ltd ("Bonus WA") for a total consideration of Australian $8,862,000 (Cdn$8,321,000). Bonus WA is currently performing service work under a contract which allows it to earn a 100 percent interest in three service rigs over a period ranging from nine months (one rig — 100 percent owned by the Company at December 31, 1999) to five years (two rigs). BWS Australia's four rigs operate in eastern Australia while Bonus WA's rigs operate in Western Australia.

Effective January 1, 1999, Bonus, through BWS Australia, purchased shares representing the residual 50 percent of the outstanding common shares of Bonus WA for total consideration of $2,715,000. Consideration was comprised of $257,000 cash and a $2,458,000 note payable due in varying amounts until December 31, 2002. The acquisition of the remaining shares of Bonus WA provided the Company with 100 percent control over the four service rigs currently operating in Western Australia.

Due to the performance of the Australian division, and with no expectation of an improvement over the near term, Bonus has deemed this division to be non-core and is considering alternatives for the disposition of these assets.

Canuck Well Servicing Ltd. ("Canuck")

On February 1, 1998, Bonus purchased all of the assets of Canuck for cash consideration of $12,350,000, subject to certain purchase adjustments. The Canuck acquisition provided Bonus with an additional 13 rigs in north-central Alberta.

Alberta Gold Well Servicing Corp. Ltd. ("Alberta Gold")

On June 8, 1998, Bonus purchased all of the assets of Alberta Gold for total consideration of $57,000,000. Consideration was comprised of $50,000,000 cash and 1,400,000 Bonus Common Shares with a value of $7,000,000. The cash portion of the purchase price was financed with existing working capital and a bridge loan of US$25,000,000 due June 8, 1999. The acquisition of Alberta Gold's rigs provided an additional 28 rigs in central Alberta and 14 rigs in northern Alberta.

Pursuant to a Purchase and Sale of Assets agreement, the Company has agreed to provide purchase price protection on the 1,400,000 common shares issued as partial consideration for this acquisition. The market price protection applies if the weighted average trading price for the ten days immediately prior to June 8, 2001 is less than $5.00 per share and is calculated as the difference between the weighted average price and $5.00 per share. Alberta Gold has the option, at any time between June 9, 1999 and June 8, 2001, to sell the common shares of the Company if it realizes greater than $3.50 per share and cause Bonus to make a cash payment for the difference between $5.00 per share and the amount realized by Alberta Gold on disposition.

Simmons Drilling Corp. ("Simmons")

On October 5, 1999, Bonus purchased all of the Canadian service rig assets of Simmons for total cash consideration of $4,853,000 and 100,000 two year warrants exchangeable into one common share of the Company at $2.90 per share. The Simmons acquisition provided Bonus with an additional seven service rigs in the Drayton Valley area in central Alberta.

Abandonrite Enviro Services Corp. ("Abandonrite")

Effective June 1, 2000, the Company acquired 100 percent of the common shares of Abandonrite for $2,150,000 cash plus certain additional consideration to be paid over the next three years contingent upon the retention of key employees and the achievement of specified financial performance targets. The acquisition was accounted for by the purchase method and the results of operations of Abandonrite are included in the accounts from the effective date of the acquisition. Abandonrite is the leading provider of well abandonment and site reclamation consulting services to oil and gas producers in the Western Canadian Sedimentary Basin ("WCSB"). In conjunction with the provision of these services, Abandonrite operated two service rigs specifically adapted to abandonment applications that are now run as a part of Bonus' Canadian service rig fleet.

Tetonka Drilling Inc. ("Tetonka")

On September 11, 2000, Tetonka and the Company announced their intention to enter into a business combination. Pursuant to an Offer to Purchase dated September 25, 2000, Tetonka shareholders exchanged 31,651,325 common shares of Tetonka, representing all such outstanding shares, for 47,698,519 common shares of Bonus on the basis of 1.507 Bonus common shares for each Tetonka common share. Following the consummation of the business combination, the former shareholders of Bonus and Tetonka held 54.0 percent and 46.0 percent (54.4 percent and 45.6 percent on a fully diluted basis), respectively, of the common shares of the Company. The business combination was accounted for using the "pooling of interests" method of accounting, whereby the accounts of the respective entities have been combined retroactively in the financial statements. Further details of the acquisition, including its impact on the financial position of the Company, are contained in Note 2(a) of Bonus' audited financial statements on page 34 of the Company's 2000 Annual Report. A description of the assets and the business acquired is more particularly set out under "BUSINESS OF BONUS — Drilling Services Division".

The merger of Bonus and Tetonka has been accounted for using the pooling-of-interests method of accounting. Under this accounting method, the results of operations of the two companies are combined as though they had been together from inception. As a result, the consolidated financial statements of Bonus, which are incorporated herein by reference, contain information related to the long-term debt of Tetonka assumed by Bonus, any obligations of Tetonka assumed by Bonus, and the overall impact on Bonus of the merger with Tetonka.

MATERIAL SUBSIDIARIES

The following table sets forth the names of the material subsidiaries (including partnerships) of Bonus, the percentage of shares (or interest) owned by it and the jurisdiction of incorporation or continuance of each such subsidiary (or partnership) as of December 31, 2000:

Subsidiary	Percent Ownership	Incorporation Jurisdiction	Status
Bonus Well Servicing Partnership	100%	Alberta	Active
Beta Well Service Inc.	100%	Alberta	Active
Tetonka Drilling Inc.	100%	Alberta	Active
H&R Drilling Inc.	100%	Alberta	Active
Abandonrite Enviro Services Corp.	100%	Alberta	Active
Bonus International Services Ltd.	100%	Bermuda	Active
Bonus Holdings Inc.	100%	British Virgin Islands	Active
Bonus Well Servicing Australia Pty Ltd	100%	Australia	Active
Bonus Well Servicing Australia (WA) Pty Ltd	100%	Australia	Active

Effective January 1, 2001 Abandonrite Enviro Services Corp. was wound-up into Bonus Resource Services Corp. Also, H&R Drilling Inc. was wound-up into Tetonka on January 1, 2001 and Tetonka's name was changed to H&R Drilling Ltd. On February 1, 2001, Bonus began operating its drilling division through the H&R Drilling Limited Partnership when H&R Drilling Ltd. transferred all of its assets to H&R Drilling Limited Partnership. The partners of H&R Drilling Limited Partnership are H&R Drilling Ltd. (General Partner) as 98.5 percent and Bonus Well Servicing Partnership (Limited Partner) as to 1.5 percent.

Bonus operates its western Canadian service rig business through one subsidiary, Bonus Well Servicing Partnership, which has established six operating business units resulting in an enhanced level of service to its customers.

Bonus utilizes special purpose offshore holding companies to manage its investments in foreign entities. At this time Bonus is utilizing two such entities, Bonus International Services Ltd. and Bonus Holdings Inc., of which Bonus Holdings Inc. holds all of the outstanding common shares of the Company's Australian subsidiary, Bonus Well Servicing Australia Pty Ltd. Bonus Well Servicing Australia Pty Ltd in-turn holds all of the outstanding common shares of Bonus Well Servicing Australia (WA) Pty Ltd.

BUSINESS OF BONUS

The Company operates in two industry segments, namely, Drilling Services and Production Services. The Company's revenue by business segment is illustrated in the following table:

	Years ended December 31,	
	2000	1999
	($000s)	
Revenue		
Production Services	$149,524	$105,348
Drilling Services	83,995	42,859
Total Revenue	$233,519	$148,207

Drilling Services Division

Overview

This division operates the assets and business formerly held by Tetonka. In this division the Company has 22 step-down, telescoping double drilling rigs, two trailer mounted single drilling rigs and two triple drilling rigs. Bonus' fleet of rigs are designed to move, assemble and drill wells faster than other rigs in the same class as the Company's rigs. Significant design features of the Company's rigs include: (i) large, high-clearance one piece substructures for safe and efficient blow-out preventer installation; (ii) self-leveling capability to save time and cost on soft drilling locations; (iii) large mud and high-horsepower, independently powered triplex pumps for optimum drilling hydraulics; (iv) mast clearance height and clean internal width to permit efficient pipe handling and to simplify top-drive installations; (v) in respect of the double drilling rigs, hydraulic raising rams and a telescoping top section to permit safe, quick assembly; (vi) semi-automated pipe-handling systems to pick up and lay down tubulars more efficiently; and (vii) hydraulic tong pulls, pipe and Kelly spinners to permit safe, quiet pipe handling. The single drilling rigs have a 1,850-metre drilling capacity. The double drilling rigs have a 2,600 to 3,200 metre drilling capacity, providing a competitive operating range for 1,000-metre vertical wells to 3,600-metre slimhole re-entry wells. The triple drilling rigs have a 4,000-metre drilling capacity. All of the Company's drilling rigs are winterized, allowing for operations in harsh weather conditions faced in the Canadian drilling environment. Generally, land drilling rigs are configured to handle either one, two or three joints of drill pipe at one time and are categorized as "singles", "doubles" or "triples" based on this capability. Single rigs generally are used for the shallowest drilling projects, while triple rigs, which generally have greater lifting capacity, are used for drilling deeper wells.

The following table lists the drilling depth capability of the Company's rigs in comparison to other land drilling rigs in the Canadian industry as at December 31, 2000:

Depth Capacity	No. of rigs	% of fleet
0 - 1,850 m	2	8
1,851 - 3,200 m	22	84
3,201 - 4,000 m	2	8
Total	26	100

Rig Category	No. of rigs
Singles	2
Doubles	22
Triples	2
Total drilling rigs	26

Drilling Contracts

In the WCSB, drilling contracts are typically awarded through competitive bidding or on a negotiated basis. In periods of low rig utilization, contracts are usually awarded through competitive bidding, but during periods of high drilling activity, contracts are normally awarded on a negotiated basis. The contracts are typically for a single well and terms and rates vary depending on competitive conditions, the geographical area, the geological formation to be drilled, the equipment and services to be supplied, the on-site drilling conditions and the anticipated duration of the work to be performed. Typically, the drilling contractor provides the rig and drilling crew and is responsible for the payment of operating and maintenance expenses of the rig. Mobilization expenses are generally paid by the customer. The contractual arrangements for drilling services that the Company has made for its rigs have been on a negotiated basis. However, eight of the rigs have been dedicated to particular customers under term drilling services contracts for which rates and other variables are pre-established.

Oil and gas well drilling contracts are carried out on a daywork, metreage or turnkey basis. Under daywork contracts, the Company charges the customer a fixed amount per day regardless of the number of days needed to drill the well. In addition, daywork contracts usually provide for a reduced day rate (or a lump sum amount) for mobilization of the rig to the well location and for assembly and dismantling of the rig. Under daywork contracts, the Company would ordinarily bear no part of the costs arising from downhole risks (such as time delays for various reasons, including a stuck or broken drill string or blowouts). Increasingly, oilfield-drilling contracts in the Canadian industry have been carried out on a daywork basis. Other types of oil and gas well drilling contracts provide for payment on a metreage basis, whereby the Company would be paid a fixed amount for each metre drilled regardless of the time required or the problems encountered in drilling the well. Some drilling contracts are carried out on a metreage basis to a specified depth and on a daywork basis thereafter. Under turnkey contracts, a drilling contractor will agree to drill a well to a specific depth for a fixed price and to bear some of the well equipment costs. Compared to daywork contracts, metreage and turnkey contracts would involve a higher degree of risk to the Company, but normally provide greater profit potential. All drilling services provided by the Company have been on a daywork basis.

Eight of the Company's rigs are dedicated to customers pursuant to term drilling services contracts whose terms range (since inception) between one year and four years in duration. Such contracts are designed, generally, for payment of a pre-determined daywork rate for each day during the term of the agreement that the rig is utilized for drilling operations by the contract customer subject to a minimum number of drilling days per year. The contracts also provide, generally, a daily standby rate for any shortfall in the minimum yearly drilling day commitment. Such drilling day shortfall, if any, is calculated annually for each term drilling services contract and the aggregate standby rate, if any, is charged to the applicable contract customer.

Rig Utilization and Revenue

The following table sets forth information relating to rig utilization and revenue from Bonus' drilling rigs for the periods indicated:

Year	Total Operating Days	Annual Revenue/Operating Day ($)	Utilization (%) based on 365 days/year
1998	2,933	13,552	57
1999	3,367	12,729	50
2000	5,194	16,172	59

Production Services Division

Overview

At December 31, 2000, Bonus owned a fleet of 219 service rigs, including 199 service rigs and 12 swabbing rigs in western Canada and eight service rigs (one of which has been specially adapted for drilling applications) in Australia. The Company's Production Services Division also provides abandonment and reclamation consulting services through Abandonrite Enviro Services in western Canada. A revenue breakdown of each segment of the Production Services Division is presented below:

	Years ended December 31,	
	2000	1999
	($000s)	
Revenue		
Canadian service rigs	$140,837	$ 98,498
Australian service rigs	4,582	6,850
Abandonment consulting services	4,105	—
Total Production Services	$149,524	$105,348

Service rigs move from well to well to undertake completion, maintenance, horizontal re-entry and abandonment operations. The main function of a service rig is to facilitate the movement of equipment in and out of the well, namely tubing, packers and various other production equipment. Swabbing rigs are smaller than service rigs in size and are used mainly for remedial work and new well completions.

The following table summarizes Bonus' service rig fleet at December 31, 2000:

Depth Capacity	No. of rigs	% of Fleet
0 - 1,524 m	2	1
1,525 to 2,279 m	44	20
2,280 to 3,049 m	59	27
3,050 to 3,799 m	39	18
3,800 to 4,569 m	40	18
4,570 to 6,099 m	12	6
Over 6,100 m	3	1
Number of Canadian service rigs	199	91
Swab rigs	12	5
Australian service rigs	8	4
Total service rigs	219	100

Rig Category	No. of rigs
Singles	102
Doubles	97
Swab rigs	12
Subtotal Canada	211
Australian (Doubles)	8
Total service rigs	219

Service Rig Products

There are four main components to the services provided by service rigs, namely completions, maintenance, horizontal re-entry drilling, and abandonment services.

Completions

Well completions take place after a drilling rig has completed its job and a determination has been made that hydrocarbons are present in economic quantities. As a result, the demand for these services is highly dependent upon the level of drilling activity in any one year. Oil and gas wells are drilled by rotary drilling rigs however, drilling rigs are not generally as efficient as the smaller, mobile service rigs in completing a well for production. Therefore, once a well has been drilled to the required depth and casing set in the wellbore, the drilling rig is moved off the well and a service rig is brought in to support the necessary activities required to bring the well into production. The completion process, which is performed by third parties, involves perforating the well casing at selected depths and evaluating the production capacity of various potential zones. Once the initial start-up process is complete, production equipment is placed in the well in a configuration necessary to allow production from the selected zones.

Maintenance

Service rigs are used to support the performance of routine maintenance operations as production equipment malfunctions or simply wears out over time. Bottom hole pumps need replacing, sucker rods occasionally break and production tubing becomes corroded and needs changing. Maintenance jobs are generally shorter in duration but more numerous than completions. Service rig demand for maintenance is unrelated to the number of wells drilled in any one year and is generally less volatile as oil and gas exploration and production companies need to keep their wells producing efficiently during times when commodity pricing makes such production economic.

Over and above the conventional maintenance of production equipment, wells often require clean-out operations to enhance productivity. During a well's producing life, formation sand can accumulate in the wellbore restricting the flow of oil into the production tubing. Service rigs, by using pipe and large pumps, can circulate fluids in and out of the hole and remove sand and debris from the wellbore. Service rigs also support third party workover functions such as fracturing, acidizing or other stimulation processes to an existing producing formation, deepening a well, changing a well's configuration to complete a different producing formation, and repairing casing or tubing leaks.

Horizontal Re-entry Drilling Services

The objective of horizontal re-entry drilling is to exploit existing known reservoirs and increase the rate of production and recoverability. Horizontal re-entry drilling is a technique in which an existing well bore is re-entered with technologically advanced drilling equipment having the capability of drilling horizontally into a production zone. The result of using this type of technology is that a greater area of the producing zone is exposed, thereby increasing the production rate and recovered quantity of oil and gas in a given reservoir. This is a cost effective and environmentally friendlier alternative to drilling a new well from the surface. Bonus has several rigs with specialized accessory equipment to participate in the horizontal re-entry market.

Abandonments

Service rigs are also used to support the abandonment of wells which are depleted or have become uneconomic to continue operating. This work is usually backlogged during busier times as the focus of an oil and gas company is to first explore for new reserves and to properly operate its existing properties. Greater emphasis is now placed on retrieving as much downhole equipment as possible and ensuring that the well is properly sealed. The Company expects increasing demand for service rigs in this area as more stringent government regulations and environmental concerns are dictating the proper abandonment of non-producing wells.

As a complementary element to the abandonment services offered by the Company's service rigs, effective June 1, 2000 Bonus acquired Abandonrite which provides abandonment and reclamation consulting services in western Canada. Bonus expects this segment of its business to grow as a result of recently legislated changes which place significantly higher burdens on oil and gas companies to deal with inactive oil and gas properties.

Rig Utilization and Sales

The following table sets forth information relating to rig utilization and annual revenue from Bonus' Canadian service rigs for the periods indicated:

Year	Total Rig Hours	Annual Revenue/Hour ($)	Utilization (%) based on 2,800 Hours/Year
1998	325,079	367	68
1999	282,780	348	54
2000	363,497	387	67

Customers

Bonus provides services to customers ranging from small producers to large multinational corporations on a negotiated basis. During 2000, Bonus provided services to approximately 250 oil and gas companies. The preservation of good relationships with customers and the provision of quality equipment and competent, trained personnel are vital to the continued long-term success of Bonus.

Employees

The total number of employees fluctuates with rig utilization in drilling services and well servicing. Bonus and its subsidiaries employed 1,964 people at December 31, 2000, primarily in western Canada. The Company believes that its labour relations are good.

Health and Safety

Concern for the health, safety and well being of employees, customers and the public will continue to be a major focus of the Company. Bonus has formulated an approach to safety that strives for involvement at all levels of the organization. Starting with the CEO, all officers, managers and employees are expected to share an involvement and accountability for safe operations. The Company accepts the responsibility for leadership of the safety program, for its effectiveness and improvement, and for providing the safeguards required to ensure safe working conditions. To achieve this commitment, the Company has a Health and Safety Policy:

- to comply with all municipal, Provincial or Federal regulations applicable to its operations;
- to maintain a well managed safety program to prevent personal injury and to provide a safe and healthy work environment;
- to establish responsibilities for all levels of management, employees and contractors to implement policies, and to hold them accountable for their actions;

- to obtain wholehearted co-operation and input of all employees and contractors in carrying out safe work procedures; and
- to ensure that all new employees receive proper orientation followed by constructive on-the-job training.

The Company recognizes alcohol and drug abuse as a health, safety and security problem that has a direct negative impact on the workplace and on the strength of the Company's business as a whole. As a responsible employer, and as a company dedicated to the pursuit of excellence, Bonus has a drug and alcohol policy which is aimed at establishing a safe and productive work environment.

Environment

Bonus views environmental issues as key priorities at all levels of the organization. The Company considers the protection of the environment important to the day-to-day conduct of business and is committed to providing high standards of environmental care in all phases of operations. Environmental protection is a team responsibility and as such, management has developed policies and procedures within each of its divisions which effectively minimize environmental issues, while employees have the responsibility of bringing to Management's attention any procedures and incidents which may impair environmental protection. Procedures have been developed with the full involvement of field employees to monitor and properly dispose of all waste materials. Training courses covering the protection of the environment are encouraged at field and management levels. To ensure environmental protection receives constant attention within Bonus, it is the policy of the Company:

- to comply with all laws and regulations applicable to its operations;
- to ensure that potential hazards to the environment resulting from company activities are considered in the planning process and identified during operations in order to minimize concerns and/or apply corrective action;
- to inform employees of legal requirements and provide the training and equipment necessary to be in compliance with legislation; and
- to develop the policies, emergency response and operating procedures required to minimize the occurrence and consequences of potential environmental incidents.

Management provides environmental reports to the Board of Directors on a regular basis to keep them informed of regulatory observance and environmental practices. The Company believes that it is in compliance with applicable legislation and that no material contingent liabilities exist regarding environmental matters.

Competitive Conditions and Risk Factors

Overview

Conditions in the Canadian oilfield services industry are, by their nature, very competitive. The demand for oilfield services is driven by the amount of exploration and development done by upstream oil and gas companies which in turn is driven by the pricing for the products which the upstream companies produce, primarily crude oil and natural gas. Macroeconomics associated with crude oil and natural gas supply and demand are the primary drivers for pricing for crude oil and natural gas.

The WCSB yields conventional light, heavy and synthetic crude oil along with natural gas from shallow to deep formations. The WCSB is a vast hydrocarbon basin in a region characterized by cold winters, varied topography and geology in which Bonus has accumulated knowledge and experience. Drilling activity is a leading indicator of industry health as it occurs early in the exploration and production process and traditionally accounts for approximately 50 percent of exploration and production spending by upstream oil and gas production companies. The desire by upstream oil and gas production companies to drill for hydrocarbons is driven by depletion rates within producing oil and gas wells and the desire by exploration and development companies to add production and reserves to create value for their shareholders. In response to depleting reserves, it is anticipated that exploration and development activity will gradually shift to more remote drilling locations in the WCSB. Specialized oilfield technology and deep drilling equipment for land and offshore use are expected to be in greater demand in order to meet North American natural gas requirements. Conventional crude oil is expected to be characterised by exploitation drilling and new exploratory and development drilling in the central and northern regions of Canada.

While commodity pricing in 2000 has been strong for both natural gas and crude oil, each market is separate and distinct. Oil is a global commodity with a vast distribution network upon which OPEC has a significant influence on supply and price. Natural gas is inherently different due to its gaseous state which is primarily transported by pipeline. As a result, the marketability of natural gas is dependent on pipeline infrastructure resulting in pricing which is subject to regional supply and demand factors.

During the first three months of 2001, commodity prices remained strong with a general industry consensus that they will continue to do so in the near term. OPEC appears to be firm in its resolve to keep production at levels that do not result in high world crude oil inventory levels and the resulting downward pressure on pricing. The prospects for natural gas drilling continue to be strong as Canadian gas exports to the United States have been steadily increasing which, when combined with natural decline rates, should result in an increase in the number of natural gas wells required to increase production levels. In addition, new pipeline infrastructure, such as the Alliance and Northern Border Pipelines, have provided western Canadian gas producers with an increased opportunity to access United States markets. During 2000, natural gas demonstrated price stability and strength as the AECO-C price averaged $5.58/mcf, an increase of 91 percent over the average of $2.92/mcf during 1999. In 2000, a record number of 8,900 natural gas wells were drilled, an increase of 41 percent over the previous record of 6,300 natural gas wells in 1999. Conversely, oil wells, despite a surge of activity in the year, were reported at 5,500, significantly below the 8,600 wells drilled in the record setting year of 1997.

Operating Regulations

Bonus operates under the jurisdiction of a number of regulatory bodies, namely the AEUB (Alberta Energy Utilities Board), ABHE&E (Alberta Human Resources and Employment) and the DOT (Department of Transportation). In addition, Bonus is directed by the Drilling and Service Rig Divisions of the Canadian Association of Oilwell Drilling Contractors ("CAODC"). Although licensing is not an issue, standard practices and expected levels of operations are set out and monitored on a continual basis to ensure compliance. Regulations concerning equipment certification create an ongoing need for regular maintenance which is incorporated into the daily operating procedures of Bonus.

Dependence on Volatile Oil and Gas Industry

Demand and prices for most of the Company's services depend upon the level of activity in the Canadian oil and gas exploration and production industry, which in turn depends upon the level of oil and gas prices, expectations about future oil and gas prices, the cost of exploring for, producing and delivering oil and gas, the discovery rate of new oil and gas reserves, available pipeline and other oil and gas transportation capacity, world-wide weather conditions, political, military, regulatory and economic conditions, and the ability of oil and gas companies to raise capital. The level of activity in the Canadian oil and gas exploration and production industry has been volatile. No assurance can be given that levels of oil and gas exploration and production activities will remain at recent levels or that the demand for the Company's services will remain at current levels. Industry conditions will continue to be influenced by numerous factors over which the Company has no control. Prices for oil and gas are expected to continue to be volatile and to affect the demand for, and pricing of, the Company's services. A material decline in oil or gas prices or Canadian industry activity could have a material adverse effect on the Company's business, results of operations and prospects. Consequently, the Company's business is particularly affected by the factors mentioned herein as they relate to the Canadian economy and oil and gas industry.

Seasonality of the Business

The Drilling and Production Services businesses of Bonus are seasonal for reasons such as weather and well access. The revenue stream for oilfield service companies has a marked seasonal peak between November and March when the terrain in northern Canada is frozen and provides better accessibility for rigs. The peak Canadian drilling season ends with "spring break up" in April and May at which time drilling activity slows down. During the spring months unstable ground conditions caused by wet and defrosting weather results in seasonal road bans which restrict the movement of heavy equipment and reduces rig activity levels. Accordingly, the busiest quarters for Bonus' business are the first and last quarter of each year.

International Risk Factors

The Company maintains the number one market position in Australia with approximately 50 percent of the total Australian fleet. There are various risks associated in operating in an evolving market place such as Australia. These risks would include foreign currency fluctuation and repatriation of earnings.

Other Risk Factors

In addition to the issues described above, the Company also faces various other risk factors including the need to attract and retain skilled workers in a highly competitive marketplace and the threat of technological advancement and the obsolescence of the Company's equipment.

Governmental and Environmental Regulation

The level of exploration and production activity in western Canada is influenced by the extensive controls and regulations imposed by various levels of government on the oil and gas industry in general. Outlined below are some of the more significant aspects of legislation and regulation which affect the oil and gas industry generally.

Pricing and Marketing

The price of oil is deregulated and is negotiated between producers and purchasers referenced against internationally recognized commodity exchanges. Pricing is based on domestic and international economic and market factors, including in part, supply and demand factors including oil quality, prices of competing oils, distance to market and the value of refined products. Exports of crude oil are subject to the policies of Federally regulated authorities that, if changed, could negatively affect the ability of Canadian crude oil to reach foreign markets, which could disrupt supply and demand and impact pricing.

The price of natural gas is also determined by negotiation between buyers and sellers referenced against internationally recognized commodity exchanges. Sellers are free to market natural gas directly to end users, primarily in the non-core and industrial markets, although certain restrictions still apply to the use of natural gas produced in Alberta for core market sales in eastern Canada. Each Province regulates the export of natural gas from that Province while the export of natural gas from Canada is regulated by the National Energy Board ("NEB"). The policies of the Provinces or the NEB, if changed, could negatively impact the ability of natural gas to reach other Canadian or foreign markets which could disrupt supply and demand and impact pricing.

Royalties and Incentives

The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands may be subject to Provincial taxes and regulations. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on well productivity, geographical location and field discovery date. From time to time the Governments of Canada, Alberta, British Columbia and Saskatchewan have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, Provincial and Federal legislation. Provincial environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of Provincial authorities. A breach of such legislation may result in the imposition of fines or clean-up orders. Federal environmental regulations are generally restricted to the use and transport of certain restricted and prohibited substances and the environmental assessment of projects which require an approval from the Federal authority.

Compliance with environmental protection legislation, particularly in Alberta, Bonus' largest operating jurisdiction, requires the Company to establish control systems and refine its operating procedures to ensure that it satisfies its environmental responsibilities. However, because Bonus is in the drilling and well servicing industry as opposed to the oil and gas business, the cost of compliance with environmental legislation has not had a significant impact on earnings and capital expenditures to date, nor is a significant cost increase expected in future years.

Trends

Other information on industry trends and uncertainties is provided on pages 18-27 of Management's Discussion and Analysis contained in the Company's 2000 Annual Report.

PROPERTY PLANT AND EQUIPMENT

Bonus' corporate office is located in Calgary, Alberta and occupies approximately 10,400 square feet of leased space under an agreement that expires in August 2005.

Drilling Services

Bonus constructed a new, 23,000-square-foot, operating and administrative facility in Leduc during 2000. The facility allows for the completion of routine maintenance as well as providing the capability to undertake overhauls of equipment. Operations and administration personnel all operate from this facility which allows for constant control of all functions affecting the day to day performance of the Company.

Bonus also leases a 2,500 square foot marketing office in Calgary. The lease expires in March, 2005.

Production Services

The main Production Services facility in Red Deer, Alberta is comprised of a 19,000-sq. ft. building, a smaller storage building and 8.4 acres of yard space. The facility allows for the completion of routine maintenance as well as providing the capability to undertake complete overhauls of equipment. Operations, administration, and mechanical personnel all operate from this facility which allows for constant control of all functions affecting the day to day performance of the Company. The Company also leases an additional 14,700-sq. ft. of space in Red Deer utilized for the repair and recertification of certain specialised equipment. The lease expires May 2002.

In addition to the main operational facility in Red Deer, Alberta, Bonus has operational centres in Grande Prairie, Slave Lake and Brooks. The Company also maintains field offices as support facilities in Fort St. John, British Columbia, Drayton Valley, Alberta, Lloydminster, Alberta, Swift Current, Saskatchewan and Weyburn, Saskatchewan.

The Company leases shop and yard areas at its operational facilities in Grand Prairie and owns the land and buildings in Slave Lake and Brooks. The Company also leases the shop and/or yard areas at the support facilities in Fort St. John, Drayton Valley, Lloydminster and Weyburn. Bonus also holds minor real estate investments in Swan Hills and Provost in Alberta.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	2000	1999	1998
	($000s Except Per Share Amounts)		
Revenue	$233,519	$148,207	$176,921
Net earnings (loss) (*)	$ 29,563	$ (2,387)	$ 8,897
Earnings (loss) per share basic and fully diluted(**)	$ 0.29	$ (0.02)	$ 0.09
Total assets	$372,355	$338,212	$339,869
Long-term debt	$ 90,707	$101,048	$111,310
Cash dividends	$ —	$ —	$ —

	2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$74,255	$35,001	$51,085	$73,178
Net earnings(*)	$11,535	$ 1,289	$ 4,607	$12,132
Earnings per share basic and fully diluted(**)	$ 0.11	$ 0.01	$ 0.05	$ 0.12

	1999			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$45,425	$16,638	$36,067	$50,077
Net earnings (loss) (*)	$ 2,941	$(7,990)	$ 1,048	$ 1,614
Earnings (loss) per share basic and fully diluted(**)	$ 0.03	$ (0.08)	$ 0.01	$ 0.02

(*) Net earnings (loss) is equal to net earnings (loss) before discontinued operations and extraordinary items

(**) The dilutive effect of outstanding options and warrants is not material

DIVIDEND POLICY

It is currently not the intention of the Company to pay dividends on its common shares. The Company intends to reinvest its available cash resources to finance the continued growth and expansion of its business.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Pages 18 to 27 inclusive of Bonus' 2000 annual report, which contains management's discussion and analysis of financial condition and results of operations of Bonus for the fiscal year ended December 31, 2000, are incorporated herein by reference.

MARKET FOR SECURITIES

The Company's shares trade under the symbol "BOU" on The Toronto Stock Exchange.

DIRECTORS AND OFFICERS

The names and addresses of the Directors and Officers of Bonus and the principal occupations in which each of them have been engaged during the immediately preceding five years are as follows:

Name, Address and Present Position Held	Period From Which Director has Been a Director	Chief Occupation for the Past 5 Years
John W. H. Geddes(1)(3) Calgary, Alberta Chairman and Director	May 9, 2000	Managing Director of SCF Partners, an oilfield investment firm, since 1998; prior thereto, President of Dresser's Oilfield Division.
Walter A. Dawson(2) Calgary, Alberta Director	July 8, 1993	Corporate Director since October 2000; prior thereto Executive Chairman and Director of Bonus since 1998; prior thereto Chairman and Chief Executive Officer of Bonus.
John E. Hokanson Edmonton, Alberta President, CEO and Director	October 17, 2000	President and CEO of Bonus since October 2000; prior thereto President and CEO of Tetonka Drilling Inc. since January 2000; prior thereto President and CEO of H&R Drilling Inc. since 1997; prior thereto President and CEO of Wadeco Oilfield Services Ltd.
William J. Myers(2) Carbondale, Colorado, USA Director	May 10, 1999	Independent Business Consultant since 1999; prior thereto Group Vice President — US Operations of Pool Energy Services Co.
Charles D. Spence(1) Calgary, Alberta Director	May 8, 1997	Partner, Miles Davison McCarthy McNiven LLP, Barristers and Solicitors.
R. T. (Tim) Swinton(1)(3) Calgary, Alberta Director	October 17, 2000	Executive Chairman of IPEC Ltd., a Canadian pipeline and oilfield construction company, since 1999; prior thereto, President of Western Provinces Resources Ltd. since June 1997; prior thereto Chairman and CEO of Kenting Energy Services Ltd. since January 1997; prior thereto, President and CEO of Enserv Corporation.
Antonie Vanden Brink(2)(3) Calgary, Alberta Director	October 17, 2000	President of Tokay Resources Ltd., a private resource and real estate company.
William J. Lingard Calgary, Alberta Senior Vice President Production Services	N/A	Senior Vice President Production Services since October 2000; prior thereto Vice President of Operations of the Company since January 2000; prior thereto Country Manager of Halliburton Canada Inc.
Richard M. Rutherford Senior Vice President Drilling Services	N/A	Senior Vice President Drilling Services since October 2000; prior thereto General Manager of Tetonka Drilling Inc. since January 2000; prior thereto General Manager of H&R Drilling Inc. since 1997; prior thereto General Manager of Wadeco Oilfield Services Ltd.

Name, Address and Present Position Held	Period From Which Director has Been a Director	Chief Occupation for the Past 5 Years
Kevin L. Nugent Calgary, Alberta Vice President Finance, CFO and Corporate Secretary	N/A	Vice President Finance and Chief Financial Officer of Bonus since 1998; prior thereto Marketing and Business Development of Norcen Energy Resources Limited.
Stuart C. Watson Calgary, Alberta Vice President Marketing	N/A	Vice President Marketing of Bonus since 1997; prior thereto owner and Secretary/Treasurer of Tasmanian Well Servicing Ltd.

Notes:

(1) Denotes Member of the Audit and Corporate Governance Committee

(2) Denotes Member of the Compensation Committee

(3) Denotes Member of the Executive Committee

(4) The term of office of each director expires at the Annual General Meeting of Bonus to be held May 3, 2001

The directors and senior officers of the Company collectively beneficially own, directly or indirectly, or control or exercise direction over approximately 36,990,403 or 35.6 percent of the common shares of the Company outstanding at March 9, 2001. This includes the shares held by SCF IV, L.P. Mr. Geddes is a Managing Partner of SCF Partners.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Management Proxy Circular dated March 19, 2001 for the meeting of the shareholders to be held on May 3, 2001. Additional financial information is provided in the comparative financial statements for the year ended December 31, 2000 for the operations of the Company.

When the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities, the Company will provide, upon request to the Secretary, the following:

1. a copy of the Company's Annual Information Form, together with a copy of any document or the pertinent pages of any document incorporated by reference in the Annual Information Form;

2. a copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the independent auditors and a copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed fiscal year;

3. a copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or a copy of any annual filing prepared in lieu of that information circular, as appropriate; and

4. a copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided above.

At any other time the Company will provide, upon request to the Secretary, copies of numbers 1 to 3 above.

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ANNEX J

AUDITORS' REPORT

To the Shareholders of
Enserco Energy Service Company Inc.

We have audited the consolidated balance sheets of Enserco Energy Service Company Inc. as at December 31, 2001 and 2000 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) KPMG LLP
Chartered Accountants

Calgary, Canada
January 30, 2002

CONSOLIDATED BALANCE SHEETS

As at December 31, 2001 and 2000

	2001	2000
	(Thousands of Canadian dollars)	
ASSETS		
Current Assets		
Cash	$ —	$ 8,072
Accounts receivable	54,325	59,938
Income taxes recoverable	1,293	—
Consumables, advances and prepaid expenses	9,914	10,986
	65,532	78,996
Capital assets — Note 5	341,647	291,158
Deferred financing charges	—	2,201
	$407,179	$372,355
LIABILITIES		
Current Liabilities		
Bank indebtedness — Note 6	$ 18,093	$ —
Accounts payable and accrued liabilities	20,993	28,239
Income taxes payable	—	4,526
Current portion of long-term debt — Note 6	12,857	18,985
	51,943	51,750
Long-term debt — Note 6	36,856	71,722
Future income taxes — Note 10	73,385	50,918
	162,184	174,390
SHAREHOLDERS' EQUITY		
Share capital — Note 7	179,378	177,608
Retained earnings	65,617	20,357
	244,995	197,965
	$407,179	$372,355

Contingencies and commitments — Note 8

Signed on behalf of the Board:

(Signed) JOHN W.H. GEDDES
Director

(Signed) JOHN E. HOKANSON
Director

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

For the Years Ended December 31, 2001 and 2000

	2001	2000
	(Thousands of Canadian dollars, except per share amounts)	
Revenue	$293,390	$233,519
Expenses		
Operating	170,828	142,074
General and administrative	21,440	18,932
Depreciation and amortization	21,353	17,392
	213,621	178,398
	79,769	55,121
Other expense, net — Note 9	2,719	7,876
Operating earnings	77,050	47,245
Interest on long-term debt	6,146	7,723
Earnings before income taxes	70,904	39,522
Income taxes — Note 10		
Current	3,177	5,971
Future	22,467	3,988
	25,644	9,959
Net earnings for the year	45,260	29,563
Retained earnings (deficit), beginning of the year	20,357	(9,206)
Retained earnings, end of the year	$ 65,617	$ 20,357
Net earnings per share — basic	$ 1.74	$ 1.14
Net earnings per share — diluted	$ 1.71	$ 1.13
Weighted average number of shares outstanding (000s)	26,071	25,920

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2001 and 2000

	2001	2000
	(Thousands of Canadian dollars, except per share amounts)	
Cash provided by (used in) operations:		
Net earnings for the year	$ 45,260	$ 29,563
Add non-cash items:		
Depreciation and amortization	21,353	17,392
Future income taxes	22,467	3,988
Other	1,883	8,913
Funds from operations	90,963	59,856
Change in non-cash working capital items — Note 11	(2,516)	(12,994)
	88,447	46,862
Cash (used in) provided by financing activities:		
Repayment of long-term debt	(132,157)	(45,768)
Issuance of long-term debt	91,165	35,287
Advances (repayment) of bank indebtedness	18,093	(3,585)
Issuance of share capital	1,770	832
Change in non-cash working capital items — Note 11	(579)	512
Share issue costs	—	(3,874)
	(21,708)	(16,596)
Cash (used in) provided by investing activities:		
Purchase of capital assets	(77,104)	(29,589)
Proceeds on disposal of capital assets	5,578	1,765
Change in non-cash working capital items — Note 11	(3,285)	5,575
Acquisition of business — Note 3	—	(2,321)
	(74,811)	(24,570)
Increase (decrease) in cash position for the year	(8,072)	5,696
Cash, beginning of the year	8,072	2,376
Cash, end of the year	$ —	$ 8,072
Funds from operations per share — basic	$ 3.49	$ 2.31
Funds from operations per share — diluted	$ 3.44	$ 2.29

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2001 and 2000
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Enserco Energy Service Company Inc. ("Enserco" or the "Company") (formerly Bonus Resource Services Corp.) is an oilfield service company providing contract drilling and production services to customers in the oil and gas industry. The Company's operations are located primarily in western Canada with a presence in Australia, Alaska and the Canadian Arctic.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of Enserco Energy Service Company Inc. and its subsidiaries, all of which were wholly owned throughout 2000 and 2001. All significant inter-company transactions have been eliminated.

(c) Capital Assets

Capital assets are depreciated over their estimated useful lives using the following rates and methods:

Service rigs and related equipment	15 years	straight-line with a 25 percent residual value
Drilling rigs and related equipment	15 years	straight-line with a 25 percent residual value
Drilling pipe and tubulars	7.5 years	straight-line with a 10 percent residual value
Automotive equipment	30 percent	declining-balance
Camps and well-site units	15 years	straight-line with a 25 percent residual value
Buildings	4 percent	declining-balance
Office, shop and other equipment	20 percent	declining-balance

As a result of the Enserco/Tetonka merger in late 2000, and several months of joint operating history, effective January 1, 2001, Enserco made certain changes in its depreciation estimates to harmonize the accounting policies of its Production Services and Drilling divisions.

The Company changed its estimate related to the useful life of service rigs and related equipment from 20 years with a 25 percent residual value to 15 years with a 25 percent residual value. In addition, the Company also changed its estimate related to the useful life of drilling rigs and related equipment from a unit-of-production method (3,000 drilling days with a 20 percent residual value) to a straight-line basis (15 years useful life with a 25 percent residual value). Furthermore, depreciation of drilling pipe and tubulars was changed to a straight-line method with a useful life of 7.5 years with a residual value of 10 percent (from a unit-of-production method over 1,500 drilling days with a 10 percent residual value). Similarly, depreciation of camps and well-site units was changed to a straight-line method with a useful life of 15 years with a residual value of 25 percent (from a unit-of-production method over 2,000 drilling days with a 10 percent residual value).

These changes have been applied prospectively from January 1, 2001.

(d) Revenue Recognition

Revenue is recognized upon delivery of services to customers determined on a daily basis.

(e) Deferred Financing Charges

Deferred financing charges were amortized on a straight-line basis over the estimated term of the loan facilities to which they related and were presented net of accumulated amortization on the balance sheet.

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

(f) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company adopted this method effective January 1, 2000. At that time the effects of this change were a reduction in retained earnings of $29,115,000, an increase in share capital of $824,000 and an increase in future income tax liabilities of $28,291,000.

(g) Use of Estimates and Assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results will differ from those estimates.

(h) Foreign Currency Translation

The accounts of foreign operations are translated into Canadian dollars using the temporal method whereby monetary items are translated at rates prevailing at the balance sheet date and non-monetary items are translated at their historic rates. Revenue and expenses are translated into Canadian dollars at rates prevailing at the dates of the transactions or average rates where this approximates the use of actual rates. Translation gains and losses are included in earnings.

Gains or losses arising from the translation of long-term monetary assets and liabilities were deferred and amortized over the remaining term of the related asset or liability. At December 31, 2001 these balances were Nil.

(i) Per Share Amounts

Per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated using the treasury stock method. The treasury stock method assumes that any proceeds obtained upon the exercise of options and warrants would be used to purchase common shares of the Company at the average market price during the period. The Company adopted the treasury stock method of calculating diluted earnings effective January 1, 2001. Comparative amounts have been restated to reflect this change in policy. The retroactive effect of applying this method resulted in no change to amounts for the previous period. The diluted number of common shares used to calculate diluted per share amounts for the year ended December 31, 2001 is 26,448,711 (2000 — 26,174,897).

NOTE 2 BUSINESS COMBINATION

On September 11, 2000, Tetonka Drilling Inc. ("Tetonka") and the Company announced their intention to enter into a business combination. Pursuant to an Offer to Purchase dated September 25, 2000, Tetonka shareholders exchanged 31,651,325 common shares of Tetonka for 47,698,519 common shares of Enserco on the basis of 1.507 Enserco common shares for each Tetonka common share. Following the consummation of the business combination, the former shareholders of Enserco and Tetonka held 54.0 percent and 46.0 percent (54.4 percent and 45.6 percent on a fully-diluted basis), respectively, of

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

the common shares of the Company. The business combination was accounted for using the "pooling of interests" method of accounting, whereby the accounts of the respective entities have been combined retroactively in the financial statements.

The net assets at the effective date of the business combination (assumed as September 30, 2000) were as follows:

	Enserco	Tetonka
Total assets at book value	$235,169	$120,370
Total liabilities at book value	$104,973	$ 65,785

Immediately after the combination, the shares and book value of the combined voting shares of Enserco Energy Service Company Inc. held by the shareholders of each of the combining companies were as follows:

Company	Shares	Number	Book Value
Enserco	Common, voting	56,026,176	$142,430
Tetonka	Common, voting	47,698,519	34,815
	Total	103,724,695	$177,245

Revenue and net earnings of each of the combined companies for the year ended December 31, 2000 were as follows:

	Enserco	Tetonka
Total revenue	$149,524	$83,995
Net earnings	$ 12,219	$17,344

Costs of $3,874,000 ($3,190,000 net of income tax), consisting primarily of professional and advisory fees, were incurred to effect the business combination and were charged to share capital in 2000.

All references to numbers of common shares in this Note 2 are prior to the one-for-four share consolidation referenced in Note 7(b).

NOTE 3 BUSINESS ACQUISITION

Effective June 1, 2000, the Company acquired 100 percent of the common shares of Abandonrite Enviro Services Corp. for $2,150,000 plus potentially certain additional consideration to be paid over the following three years contingent upon the retention of key employees and the achievement of specified financial performance targets. The acquisition was accounted for by the purchase method and the results of operations of Abandonrite are included in the accounts from the effective date of the acquisition.

During 2001, a total of $350,000 of contingent consideration was paid under the arrangement described above. Total residual contingent consideration as at December 31, 2001 was $700,000.

For the Years Ended December 31, 2001 and 2000
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Details of the acquisition are as follows:

	2000
Assets Acquired	
Current assets	$1,334
Capital assets	3,117
	4,451
Liabilities Assumed	
Accounts payable and accrued liabilities	804
Income taxes payable	22
Long-term debt	340
Future income taxes	964
	2,130
Net non-cash assets acquired	2,321
Bank indebtedness assumed	(171)
	$2,150
Consideration	
Cash	$2,150

NOTE 4 FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of all monetary assets and liabilities approximate their fair values. Substantially all of the Company's accounts receivable are from entities within the oil and gas industry in Canada. Although diversified among many entities, collectibility of accounts receivable is dependent upon the general economic conditions in the industry.

NOTE 5 CAPITAL ASSETS

		2001	
	Cost	Accumulated Depreciation	Net Book Value
Service rigs and related equipment	$243,187	$50,436	$192,751
Drilling rigs, related equipment, and drilling pipe and tubulars	149,775	21,484	128,291
Automotive equipment	8,852	3,332	5,520
Camps and well-site units	8,159	1,099	7,060
Buildings	5,433	537	4,896
Office, shop and other equipment	2,611	1,368	1,243
Land	1,886	—	1,886
	$419,903	$78,256	$341,647

For the Years Ended December 31, 2001 and 2000
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

	Cost	2000 Accumulated Depreciation	Net Book Value
Service rigs and related equipment	$229,173	$41,648	$187,525
Drilling rigs, related equipment, and drilling pipe and tubulars	101,365	14,209	87,156
Automotive equipment	6,072	1,989	4,083
Camps and well-site units	5,356	779	4,577
Buildings	5,299	357	4,942
Office, shop and other equipment	2,170	1,181	989
Land	1,886	—	1,886
	$351,321	$60,163	$291,158

Depreciation and amortization expense includes $319,000 (2000 — $669,000) related to the amortization of deferred financing charges.

Included in the net book value of drilling rigs, related equipment, and drilling pipe and tubulars is *$15.5 million (2000 — Nil) of assets under capital lease.*

NOTE 6 BANK INDEBTEDNESS AND LONG-TERM DEBT

Long-term debt consists of the following:

	2001	2000
Equipment loans	$26,654	$17,650
Secured reducing revolving loan — production services	12,000	28,500
Capital equipment lease	9,401	—
Secured reducing revolving loan — drilling services	—	19,772
Subordinated loan (2000 — US$12.5 million)	—	18,415
Other loans	1,658	6,370
	49,713	90,707
Current portion of long-term debt	12,857	18,985
	$36,856	$71,722

(a) Equipment Loans

This facility is comprised of six separate term loans with the same lender with various terms expiring between September, 2002 and September, 2005, secured by specific charges on 11 rigs in the Company's Drilling Services division. These facilities are repayable in combined monthly installments of $959,000 of principal and interest and bear interest at rates ranging from 6.125 percent to 8.20 percent.

(b) Secured Reducing Revolving Loan — Production Services

On June 29, 2001, the Company entered into a five-year committed $60 million revolving loan facility. Under this facility, the Company can borrow at the bank prime rate plus a margin which varies from 1 percent to 1.75 percent. Interest is payable monthly, at a rate of 5 percent as at December 31, 2001. Advances under this facility are collateralized by a first charge over the majority of the Company's Canadian service rig fleet. Availability under the facility reduces over the next four years by $7.5 million per year beginning in 2002 and continuing until 2005. The remaining $30 million of availability expires in

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

2006. Proceeds from the original draw on this facility were used, in part, to retire the then outstanding amounts under the Secured Reducing Revolving Loan — Production Services which existed at December 31, 2000.

At December 31, 2001, the Company had $48.0 million of availability under this facility.

(c) Capital Equipment Lease

Effective October 5, 2001, the Company entered into a capital lease arrangement with an implicit interest rate of 7.69 percent which resulted in a principal obligation of $9,759,000 which is secured by a specific charge on one drilling rig. This facility is repayable in combined monthly installments of principal and interest of $241,000 which results in a four-year amortization. The lease arrangement provides an option to purchase the rig at the end of the third year for $2,800,000.

(d) Secured Reducing Revolving Loan — Drilling Services

On December 1, 2000 (and renewed June 18, 2001), the Company entered into an arrangement for a revolving loan facility having a maximum of $16,250,000 available at December 31, 2001 (2000 — $20,000,000). Under this facility, the Company can borrow at the bank prime rate plus a margin which varies from 0.25 percent to 0.625 percent. Interest is payable monthly, at a rate of 4.25 percent as at December 31, 2001. Advances under this facility are collateralized by a first charge on all present and future Drilling Services assets of the Company with the exception of certain equipment pledged pursuant to the Equipment Loans, Capital Equipment Lease, and Other Loans. The facility reduces each month by $350,000 and is repayable on demand.

At December 31, 2001, the Company had $16.3 million of availability under this facility.

(e) Other Loans

The Company has various other loans, primarily consisting of: (i) finance contracts related to various assets employed in the Drilling Services division with varying terms to 2005, and (ii) a note payable related to the acquisition of the Company's Australian operations payable December 31, 2002.

(f) Demand Operating Facility — Drilling Services

The Company established a $17 million demand operating facility on June 18, 2001. At December 31, 2001 $8,200,000 million was drawn on this facility. The facility is secured by a general assignment of the Drilling Services division's accounts receivable and bears interest at the bank prime rate plus a margin which varies from Nil to 0.375 percent. Drawn amounts are reflected as part of the Company's bank indebtedness.

At December 31, 2001, the Company had $1.1 million of availability under this facility.

(g) Demand Operating Facility — Production Services

The Company established a $30 million demand operating facility on June 29, 2001. At December 31, 2001 $9,134,000 was drawn on this facility. The facility is secured by a general assignment of the Production Services division's accounts receivable and bears interest at the bank prime rate. Drawn amounts are reflected as part of the Company's bank indebtedness.

At December 31, 2001, the Company had $5.7 million of availability under this facility.

For the Years Ended December 31, 2001 and 2000
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

(h) Principal Repayments Over the Next Five Years:

Year Ending December 31,	
2002	$12,857
2003	10,935
2004	11,034
2005	2,887
2006	12,000
	$49,713

NOTE 7 SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value
Unlimited number of preferred shares

(b) Issued

	Number of Common Shares	Amount
Balance, December 31, 1999	25,837,831	$179,142
Shares issued on exercise of stock options	131,509	832
Adjustment for change in accounting for income taxes (see Note 1(f))	—	824
Share issue costs on business combination, net of income taxes (see Note 2)	—	(3,190)
Balance, December 31, 2000	25,969,340	177,608
Rounding related to share consolidation	145	—
Share purchase warrants exercised	25,000	290
Shares issued on exercise of stock options	185,126	1,480
Balance, December 31, 2001	26,179,611	$179,378

Effective May 15, 2001, the Company consolidated its common shares on a one-for-four basis. All amounts contained in these financial statements reflect that consolidation unless otherwise stated.

Share capital issued during the year ended December 31, 2000 is recorded net of issue costs of $3,874,000 reduced by related future income taxes of $684,000.

(c) Stock Options and Warrants

At December 31, 2001, the Company had a total of 836,964 (2000 — 655,007) stock options outstanding. Under the plan, the exercise of each option equals the market price of the Company's stock on the last trading day preceding the date of grant. Options generally vest over a period of two years of continuous service from the date of grant. Options generally expire after five years.

Pursuant to an amendment to the Company's stock option plan on May 3, 2001, the shareholders approved an increase in the number of shares reserved for stock options from 875,000 shares to 1,750,000 shares. At December 31, 2001, 633,925 (2000 — 448,858) options were outstanding to employees, officers and directors under this plan. These options are exercisable at prices ranging from $4.00 to $27.60 and

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

expire at various dates between January 18, 2003 and May 23, 2007. At December 31, 2001, 1,293,792 shares remained available for issuance (2000 — 600,806) under this plan.

The Company also has 203,039 (2000 — 206,149) options outstanding that were issued either as an incentive on acquisition or as a replacement to stock options of an acquired company. These options are exercisable at prices ranging from $8.00 to $21.24 and expire at various dates between December 30, 2002 and August 1, 2005.

Changes in the number of common shares under option during the years ended December 31, 2001 and 2000 are summarized as follows:

	2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
		($)		($)
Outstanding, beginning of the year	655,007	10.04	502,112	12.20
Granted	378,000	12.20	369,989	9.28
Canceled	(10,917)	13.38	(136,446)	18.48
Exercised	(185,126)	8.00	(80,648) (*)	5.72
Outstanding, end of the year	836,964	11.42	655,007	10.04
Exercisable at end of year	474,632	11.53	363,150	11.00

(*) Does not include 50,861 options pursuant to Tetonka's stock option plan prior to the combination of Enserco and Tetonka.

The following table summarizes information about the stock options outstanding at December 31, 2001:

	Options Outstanding		Options Exercisable	
Range of Exercise Prices ($)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
		($)		($)
4.00 to 9.99	272,303	8.07	194,384	8.04
10.00 to 11.99	363,161	11.43	149,497	11.42
12.00 to 14.99	75,750	12.96	32,167	13.12
15.00 to 27.60	125,750	17.70	98,584	18.06
4.00 to 27.60	836,964	11.42	474,632	11.53

At December 31, 2001, there were 500,000 (2000 — 525,000) share purchase warrants outstanding exercisable at $9.50 per share expiring on November 13, 2003.

(d) Diluted Per Share Amounts

Shares of 378,025 (2000 — 255,310) were added to the weighted average number of common shares outstanding during the year in the calculation of diluted per share amounts. These adjustments represent

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

the dilutive effect of stock options and share purchase warrants according to the treasury stock method (see also Note 1(i)). Adjustments to numerator amounts were not required.

(e) Normal Course Issuer Bid

Effective December 3, 2001 the Company received approval from The Toronto Stock Exchange to proceed with a Normal Course Issuer Bid whereby the Company is permitted to acquire up to 1,306,593 common shares, prior to December 3, 2002. All shares acquired by the Company will be cancelled immediately. No shares were repurchased under this plan during 2001.

NOTE 8 CONTINGENCIES AND COMMITMENTS

(a) Legal Proceedings

The Company is the defendant in certain legal actions, the outcomes of which are either indeterminable or are considered inconsequential in their magnitude and, in either case, are not expected to have a material impact on the Company's operations.

(b) Operating Lease Commitments

Future minimum payments for operating lease obligations total $2,313,000. Payments required under these leases for each of the next five years are as follows:

Year Ending December 31,	
2002	$ 628
2003	585
2004	564
2005	366
2006	170
	$2,313

NOTE 9 OTHER EXPENSE, NET

	2001	2000
Write-off of deferred financing charges	$1,883	$ —
Loan discharge penalties	630	—
Realized foreign exchange loss on loan discharge	489	
Other	(283)	126
Write-down of Australian capital assets	—	8,847
Gain on disposition of third party warrants	—	(1,751)
Discontinuance of international marketing	—	654
	$2,719	$ 7,876

For the Years Ended December 31, 2001 and 2000
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

NOTE 10 INCOME TAXES

In fiscal 2000, the Company adopted the liability method for accounting for income taxes (see also Note 1(f)). The benefit of Canadian loss carryforwards existing at the beginning and end of the year has been recorded since management believes it is more likely than not that such amounts will be recognized in the remaining carryforward period. At December 31, 2001 the loss carryforward amounts, if unutilized, will expire in 2008 — $5,089,000. The components of the Company's future income tax assets and liabilities are a result of the origination and reversal of temporary differences and are comprised of the following:

	2001	2000
Capital assets	$64,889	$61,717
Income of partnerships with different tax year*	10,630	—
Intangible assets, deferred charges and other	(109)	(295)
Share issue costs	(212)	(435)
Loss carryforwards	(1,813)	(10,069)
Future income tax liability	$73,385	$50,918

* The Company's current organizational structure includes partnership arrangements which by their nature defer taxable income to a future taxation year. Although such amounts are difficult to estimate, it is likely that some portion of this future tax will be paid in 2003.

The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the difference is as follows:

	2001	2000
Earnings before income taxes	$70,904	$39,522
Income tax rate	42.12%	44.62%
Expected income tax provision	29,865	17,635
Add (deduct) effect of:		
Non-deductible expenses	621	58
Large corporations tax	610	453
Reduction in tax rate	(2,210)	(9,556)
Rate difference on reversal of temporary differences and other	(3,242)	1,369
	$25,644	$ 9,959

NOTE 11 CASH FLOW STATEMENTS

(a) Net Change in Non-cash Working Capital Items

	2001	2000
Accounts receivable	$ 5,613	$(18,686)
Income taxes recoverable	(1,293)	581
Consumables, advances and prepaid expenses	1,072	(4,572)
Accounts payable and accrued liabilities	(7,246)	11,266
Income taxes payable	(4,526)	4,504
	$(6,380)	$ (6,907)

For the Years Ended December 31, 2001 and 2000
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Consists of:	2001	2000
Change in non-cash working capital items from operations	$(2,516)	$(12,994)
Change in non cash working capital items from financing activities	(579)	512
Change in non-cash working capital items from investing activities	(3,285)	5,575
	$(6,380)	$ (6,907)

(b) Interest and Income Taxes Paid

	2001	2000
Cash interest paid	$ 6,072	$ 8,251
Cash income taxes paid	$ 8,996	$ 419

NOTE 12 SEGMENTED INFORMATION

The Company provides production and contract drilling services to oil and gas producers, primarily in western Canada. Production services primarily include the operation of service rigs and the provision of abandonment consulting services.

2001	Production Services	Drilling Services	Corporate and Other	Combined
Revenue	$182,027	$111,363	$ —	$293,390
Operating earnings	$ 40,740	$ 41,692	$(5,382) (i)	$ 77,050
Depreciation and amortization	$ 12,036	$ 8,998	$ 319	$ 21,353
Assets	$233,864	$172,950	$ 365	$407,179
Capital expenditures*	$ 23,909	$ 53,195	$ —	$ 77,104

2000	Production Services	Drilling Services	Corporate and Other	Combined
Revenue	$149,524	$ 83,995	$ —	$233,519
Operating earnings	$ 26,074	$ 29,716	$(8,545) (i)	$ 47,245
Depreciation and amortization	$ 9,366	$ 7,357	$ 669	$ 17,392
Assets	$233,389	$136,765	$ 2,201	$372,355
Capital expenditures*	$ 9,538	$ 20,051	$ —	$ 29,589

* excludes business acquisitions and divestitures

(i) includes other expense, net (see Note 9), amortization of deferred financing charges (see Note 5), and corporate overhead of $2.3 million (2000 — Nil)

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ANNEX K

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion reflects management's opinion with respect to the Company's consolidated operating and financial data for 2001 and 2000. It focuses on key measures from the consolidated financial statements, and on known risks and uncertainties relating to the oilfield services sector.

To gain the proper perspective, this discussion should be read in conjunction with the Company's audited consolidated financial statements for the years ended December 31, 2001 and 2000, together with the related notes.

The financial statements reflect the pooling of interest merger between Bonus Resource Services Corp. and H&R Drilling (formerly Tetonka Drilling Inc.) which was completed during the fall of 2000. In May of 2001, the newly combined entity changed its name to Enserco Energy Service Company Inc. and its Toronto Stock Exchange trading symbol to ERC. On May 15, 2001, the Company completed a 1 for 4 stock consolidation, and all figures shown have been updated to reflect the new capital structure.

On February 26, 2002, Enserco and Nabors Industries, Inc. announced an agreement for Nabors to acquire Enserco under a Plan of Arrangement. Nabors will offer Cdn. $15.50 (plus interest from February 26 through April 26, 2002 at an annual rate of 6 per cent) for each common share of Enserco payable in either: (i) cash; or (ii) exchangeable shares of a Canadian subsidiary of Nabors. The acquisition agreement has been unanimously approved by the Board of Directors of Enserco, and will require approval by at least 66⅔ per cent of Enserco shareholders. This Management's Discussion and Analysis has been prepared from the point of view as if Enserco would have continued operations as an independent, publicly-traded entity.

CONSOLIDATED FINANCIAL REVIEW

Summary Income Statement ($000s)

	2001	2000	% Change
Segment Contribution:			
Drilling Services	41,692	29,716	+40
Production Services	40,740	26,074	+56
	82,432	55,790	+48
Corporate overhead*	2,344	—	n/a
Corporate depreciation and amortization	319	669	−52
Other expense, net	2,719	7,876	−65
Operating earnings	77,050	47,245	+63
Interest on long-term debt	6,146	7,723	−20
Earnings before income taxes	70,904	39,522	+79
Income taxes	25,644	9,959	+157
Net earnings for the year	45,260	29,563	+53

* *as a result of the merger between Bonus Resource Services Corp. and Tetonka Drilling Inc. in late 2000, corporate overhead costs for that year are included in the Production Services and Drilling Services segment contribution. In 2001, these costs were segregated from the respective operating divisions.*

The year 2001 marked a record level of industry activity as strong crude oil and natural gas prices provided record cash flow for reinvestment in the Canadian oil and gas industry. Enserco Energy Service Company Inc. benefited from these high activity levels and posted record financial results during the year. Strong demand for both drilling and production services, particularly during the first half of 2001, led to improved pricing for the services the Company provides. While utilization levels during the final half of

2001 declined, pricing levels remained firm until late in the year. Given the relatively flat level of utilization year-over-year in both divisions, a larger fleet, higher rental revenue and higher pricing were the drivers to the improvement in revenue, cash flow and net earnings.

The Company took advantage of its strong cash flows to advance its business plan and achieve significant internal growth during the year, primarily in the Drilling Services division. A total of four new drilling rigs were constructed during the year to increase the fleet by 15 per cent to 30 rigs. Construction on a 31st rig, a 4,000-metre triple, had commenced during the year but completion was deferred in response to changing market conditions. This rig will be completed when market conditions warrant.

Enserco also expanded its geographical reach through the commencement of strategic relationships in two northern areas. During the second quarter the Company entered the Alaskan market through a joint venture arrangement with Kuukpik Corporation whereby the Company mobilized one of its existing 4,000-metre drilling rigs into the Cook Inlet area near Anchorage under a one-year contract.

During the third quarter, the Company entered into a joint venture arrangement with Polar Energy Services Ltd. marking Enserco's entrance into the Mackenzie Delta area of the Canadian Arctic. The joint venture has since been successful in securing firm two-year contracts for a service rig and 40-man camp. With the commencement of this arrangement, Enserco now has the only service rig in this developing frontier, which management believes will provide a base for expansion as opportunities present themselves.

DRILLING SERVICES DIVISION

	2001 ($000s)	% of Revenue	2000 ($000s)	% of Revenue
Revenue	111,363	100	83,995	100
Expenses				
Operating	56,372	51	42,253	50
General and administrative	4,301	4	4,669	6
Depreciation and amortization	8,998	8	7,357	9
Segment contribution	41,692	37	29,716	35

Revenue for the year ended December 31, 2001, increased 33 per cent to $111.4 million compared to $84.0 million in 2000. The increase in revenue resulted from: (a) a larger average drilling fleet in 2001 compared to 2000 which resulted in a higher number of drilling days despite no real change in utilization levels; (b) increased gross revenue per operating day stemming from higher utilization of rental equipment and higher demand; and (c) the impact of Alaskan rates which exceed Canadian rates, primarily due to the effect of translating U.S. dollars into Canadian dollars. The overall number of operating days increased to 5,775 in 2001 from 5,194 in 2000 while average revenue per operating day increased 19 per cent to $19,284 in 2001 from $16,172 in 2000. Enserco's annual utilization rate of 59 per cent continued to compare favourably to the industry average of 53 per cent as our new and efficient fleet continued to be in demand with our customers.

Operating expenses increased 33 per cent to $56.4 million in 2001 (51 per cent of revenue), compared to $42.3 million for 2000 (50 per cent of revenue). Operating costs increased due to higher field wages, an increased number of operating days and inflationary pressures associated with high activity levels, but remained virtually unchanged as a percentage of total revenue reflecting the continuing efficiency of the drilling operation. Operating costs during 2002 are expected to reflect a full year's impact of a 10 per cent drilling industry-wide increase in field wages which became effective October 1, 2001.

General and administrative expenses were $4.3 million in 2001 (four per cent of revenue), compared to $4.7 million in 2000 (six per cent of revenue). This small reduction year-over-year is primarily due to the elimination of corporate overhead in the former Tetonka Drilling after the merger with Enserco in late 2000 and the reallocation in 2001 of certain costs from general and administrative to operating expenses to harmonize the accounting policies of the Drilling Services and Production Services divisions. General and administrative costs as a percentage of revenue were lower in 2001 versus 2000 mainly due to the increase in revenue levels.

Depreciation expense during 2001 totaled $9.0 million, a 22 per cent increase over 2000 levels. The increase is primarily the result of depreciation on new assets constructed for use in the Drilling Services division during 2001 and a full year's depreciation on assets constructed in 2000. This increase was partially offset by lower depreciation resulting from a change in depreciation estimate related to drilling rigs and related equipment, drilling pipe and tubulars, and camps and well-site units adopted January 1, 2001 (see also Note 1(c) to the consolidated financial statements). Depreciation in the Drilling Services division is expected to increase in 2002 as the full effect of the new asset construction undertaken in 2001 is realized.

PRODUCTION SERVICES DIVISION

	2001 ($000s)	% of Revenue	2000 ($000s)	% of Revenue
Revenue	182,027	100	149,524	100
Expenses				
Operating	114,456	63	99,821	67
General and administrative	14,795	8	14,263	10
Depreciation and amortization	12,036	7	9,366	6
Segment contribution	40,740	22	26,074	17

Revenue increased 22 per cent to $182.0 million in 2001 from $149.5 million in 2000 almost entirely as a result of stronger pricing in the Company's Canadian service rig operations. Average Canadian service rig revenue per rig hour increased 19 per cent to $461 in 2001 compared to $387 in 2000 and was a result of higher demand for services and additional revenue sources during the first half of 2001. Year-over-year utilization was almost flat during 2001 and was comprised of 62 per cent utilization during the first half of 2001 and 44 per cent utilization during the last half of the year. With high utilization during the first half of the year, downward pricing pressure did not appear until late in 2001.

Operating expense for 2001 was $114.5 million (63 per cent of revenue) compared to $99.8 million (67 per cent of revenue) for 2000. The decrease in operating costs as a percentage of revenue is primarily due to the impact of higher pricing as per hour operating costs increased in 2001. This increase is primarily due to higher repairs and maintenance costs, and higher field labour costs. Operating costs during 2002 are expected to reflect a full year's impact of a 12 per cent service rig industry-wide increase in field wages which became effective October 1, 2001.

General and administrative expense increased to $14.8 million (eight per cent of revenue) in 2001 from $14.3 million (10 per cent of revenue) in 2000. The increase in absolute costs was primarily due to higher wage costs associated with inflationary pressures and higher performance bonuses paid to employees during a record profit year. These increases were offset in part by the reallocation of public company costs from the Production Services division to corporate overhead effective January 1, 2001 as a result of the merger between Bonus Resource Services Corp. and Tetonka Drilling Inc. As a percentage of revenue, general and administrative costs declined year-over-year as a result of higher revenue levels.

Depreciation and amortization expense was $12.0 million for 2001 (seven per cent of revenue) compared to $9.4 million for 2000 (six per cent of revenue) primarily due to the Company adopting a more conservative depreciation methodology for service rigs and related equipment (see also Note 1(c) to the consolidated financial statements). Depreciation also increased year over year as a result of capital expenditures during 2000 and 2001.

Corporate Overhead

As a result of the merger between Bonus Resource Services Corp. and Tetonka Drilling Inc. in late 2000, corporate overhead costs for that year are included in the Production Services and Drilling Services segment contribution. In 2001, these costs were segregated from the respective operating divisions. These costs primarily include those related to corporate officers and public company expenses.

Other Expense, Net

Other expense of $2.7 million during 2001 primarily relates to $3.0 million of costs associated with restructuring the Company's long-term debt during the second quarter. Of this total, $1.9 million related to the non-cash write-off of previously deferred financing charges and $1.1 million of cash costs associated with an early termination penalty and realized foreign exchange losses on the settlement of U.S. dollar denominated debt.

Other expense of $7.9 million in 2000 is primarily the result of an $8.8 million write-down of the Company's assets in Australia to a carrying value that approximates the estimated realizable value of these assets. On an after-tax basis, the Australian write-down had a negative impact on net income of $7.0 million ($0.27/share) during 2000.

The Australian write-down discussed in the previous paragraph was partially offset by a $1.8 million pre-tax gain on the disposition of 200,000 Trican Well Service Ltd. warrants in the second quarter. These warrants were originally acquired in 1999 in conjunction with the sale of certain fracturing equipment. This equipment had been acquired in May 1999 due to the financial failure of a customer of the Company's inactive oilfield manufacturing division. The balance of other expense during 2000 is primarily severance costs associated with the discontinuance of Bonus' international marketing efforts.

Interest

Interest expense declined to $6.1 million in 2001 compared to $7.7 million in 2000 as a result of lower average debt levels and lower average interest rates during 2001.

Income taxes

Income tax expense for 2001 was $25.6 million (36 per cent of income before income taxes) compared to $10.0 million (25 per cent of income before income taxes) in 2000. Higher taxes during 2001 are reflective of higher operating earnings while the increase in effective tax rate in 2001 versus 2000 is primarily related to the accounting impact of reductions in Federal and Provincial tax rates in 2000 versus 2001.

During 2000, the Federal Government announced reductions in the total effective tax rate on ordinary income for an Alberta corporation from 43.62 per cent in 2001 to 37.62 per cent by 2004. In accordance with Generally Accepted Accounting Principles, a reduction in effective tax rate is reflected as an adjustment to future income tax liabilities and results in an adjustment to future income tax expense during the period in which the changed rates are substantially enacted. The overall impact of the rate reductions in 2000 resulted in an $8.2 million ($0.32/share) reduction of future income tax expense during the fourth quarter of 2000. During 2001, the Province of Alberta announced a two per cent reduction to corporate tax rates effective for April 1, 2001 which resulted in a $2.2 million reduction in income taxes during the second quarter of 2001.

The Company expects that the Alberta Government will proceed with additional income tax rate reductions during 2002 as previously announced. As a result the Company expects its effective tax rate to be similar to the 2001 rate in 2002.

CAPITALIZATION

	2001	2000
	($000s)	
Long-term debt (excluding current portion)	36,856	71,722
Share capital	179,378	177,608
Retained earnings	65,617	20,357
Total	281,851	269,687

Liquidity and Capital Resources

Funds from operations for the year ended December 31, 2001 amounted to $91.0 million while capital expenditures, net of dispositions, amounted to $71.5 million, resulting in significant discretionary cash flow for debt reduction. The Company prudently manages capital expenditure levels in order to manage business risk.

The Company had working capital of $13.6 million at December 31, 2001 compared to $27.2 million at December 31, 2000. The decrease in working capital is primarily a result of utilizing available cash at December 31, 2000 to pay down debt facilities and $18.1 million of borrowing on demand operating facilities (as opposed to long-term debt facilities) as a result of the lower price of the demand facilities.

The Company's current organizational structure includes a partnership arrangement in each of its Production Services and Drilling Services divisions. As is normal course under Canadian tax law, the taxable income of these partnerships earned during fiscal 2001 will be included in the taxable income of the corporate partners of the partnerships during fiscal 2002. The ultimate amount of this taxable income that will become tax payable to the corporate partners in 2002 is difficult to estimate given the uncertainty of future events. Enserco estimates that up to $10.6 million of current taxes could become current during 2002 (to be paid in 2003) related to partnership taxable income earned in 2001 and included in future income tax liability at December 31, 2001 (see also Note 10 to the consolidated financial statements).

During 2001, the Company optimized its debt structure and undertook several initiatives to reduce costs and increase flexibility. Within the Drilling Services division, the Company entered into two additional equipment loans totaling $16 million which amortize over a four-year period, entered into a $9.8 million capital lease arrangement amortizing over a four-year period, increased its operating line of credit from $10 million to $17 million, and retired two higher cost loans totaling approximately $2.8 million. As related to the Production Services division, Enserco utilized favourable debt markets to negotiate a new $60 million five-year term loan which was used to retire higher priced and less flexible senior term debt and U.S. dollar denominated subordinated debt. The Production Services division also established a $30 million operating line of credit to meet its short-term working capital requirements.

On a consolidated basis at December 31, 2001, the Company had total debt facilities of $160 million, of which there was a total of $71.1 million undrawn and available at year-end. These facilities, combined with positive working capital at the end of 2001, are expected to provide Enserco with the necessary liquidity and capital resources required to conduct its business.

As a result of changes adopted by the Canadian Institute of Chartered Accountants, the Company will be required to reclassify any term debt with a demand feature in favour of the lender from long-term to current for fiscal periods ending after January 1, 2002. At this time, the Company anticipates that such a reclassification will only apply to the Secured Reducing Revolving Loan — Drilling Services as described more fully in Note 6(d) of the consolidated financial statements. The amount of this loan outstanding at December 31, 2001 was Nil.

Shareholders' Equity

Enserco's common share equity increased by $1.8 million during 2001 related to the exercise of 185,126 employee stock options and 25,000 share purchase warrants.

The Company's common share equity decreased by $1.5 million during 2000 due to $3.2 million of net share issue costs being incurred on the business combination between Bonus and Tetonka. This was partially offset by proceeds of $0.8 million realized on the issuance of 131,509 shares of the Company on the exercise of employee stock options and a $0.8 million adjustment related to adopting new rules for the accounting for income taxes.

At December 31, 2001, the Company had 836,964 (2000 — 655,007) options outstanding to employees, officers and directors as well as 500,000 (2000 — 525,000) share purchase warrants outstanding.

Business Acquisition

In 2000, Bonus completed the acquisition of Abandonrite Enviro Services Corp. for $2.1 million cash plus certain contingent consideration to be paid over the next three years dependent upon the retention of key employees and the achievement of specified financial performance targets. The company paid $0.35 million of such contingent consideration during 2001 and a further $0.7 million of contingency continued to exist at December 31, 2001.

Capital Expenditures

Capital spending, net of dispositions during 2001 increased significantly to $71.5 million from $27.8 million in 2000 as the Company utilized strong cash flows to expand its business, particularly in the Drilling Services division. Capital spending in the Drilling Services division included two new 5,500-metre triple drilling rigs, two new 3,200-metre double drilling rigs, additional camps, tubulars, and light vehicles. A 4,000-metre triple drilling rig was also partially constructed, but completion was deferred as a result of declining industry conditions. The partially constructed rig will be completed when market and industry conditions are suitable.

In the Production Services division, the majority of capital spending during 2001 focused on the ongoing refurbishment and mobilization of the Canadian service rig fleet. Capital spending included work on approximately 30 existing rig carriers, the construction of various auxiliary equipment such as pump trucks, equipment trucks and crew facilities, the construction of two new swab rigs, the acquisition of four swab rigs from a competitor, the construction of a 40-man camp for the Company's operations in the Canadian Arctic, additional equipment and modifications to existing equipment for the Company's service rig in the Canadian Arctic, the construction of a rig assist coil tubing unit and the purchase of light vehicles.

Capital dispositions during the year totaled $5.6 million, primarily related to the rationalization of obsolete or excess equipment in the Production Services division. Divestitures included eight service rig carriers in Canada, two working service rigs in eastern Australia, and certain light vehicles.

Significant additions during 2000 in the Drilling Services division included the construction of a new, 23,000-square-foot, operating and administrative facility in Leduc, the addition of four, five-unit camps, two 3,200-metre drilling rigs, 15 loaders, plus certain other ancillary equipment which can be rented to customers supplementary to the contracting of H&R's drilling rigs. The Production Services division incurred significant expenditures for the refurbishment of approximately 10 service rigs, the construction of two new swabbing rigs and costs to mobilize and upgrade support equipment.

Business Risk and Management

The Company provides drilling and production services to the oil and gas exploration industry which is dependent upon the level of capital spending by exploration and production companies. These capital expenditure programs are affected by fluctuations in crude oil and natural gas prices. The ability to forecast the price of crude oil or natural gas is extremely difficult as many factors affecting commodity prices are beyond the control of the Company and its customers. These factors include government policies, OPEC activities, taxation, changes in equity markets, access to pipeline capacity and weather.

A service rig is utilized throughout the life of a well. However, the number of wells in production and being drilled significantly affects the level of activity for service rigs.

The Company's success also depends on factors such as competition, changes in technology, operational and environmental risks, and seasonality. The Company's businesses are seasonal in nature with the highest activity in the winter months (fourth and first fiscal quarters) and the lowest activity during spring break-up (second fiscal quarter) due to road weight restrictions and reduced accessibility to remote areas.

The oilfield services industry faces a challenge in attracting and retaining skilled workers to meet increases in demand for services. Enserco attempts to overcome this by offering a competitive compensation package and a well-defined career path.

Changes in technology can impact the Company's traditional services. The Company actively monitors such changes to assess the impact on its business and takes advantage of opportunities when available.

A comprehensive insurance and risk management program is maintained to protect the Company's assets and operations. The Company complies with current environmental requirements and seeks ways to improve upon procedures through ongoing participation in various industry-related committees and programs.

A portion of the Company's debt has a floating rate of interest creating inherent exposure for the Company to fluctuating interest rates.

Outlook for 2002

Declines in crude oil and natural gas pricing during the final half of 2001, and into the first month of 2002, have resulted in a highly uncertain environment for the Canadian oilfield services industry. While it is likely that financial results for the Company in 2002 will be below those seen in 2001, the magnitude of the decline is difficult to quantify in this environment. However, the Company does expect to see reductions in utilization levels during 2002 when compared to 2001 and for pricing to come under pressure during 2002 as a result of lower demand.

As a result of this uncertainty, Enserco intends to approach the coming year with caution and plans to dramatically reduce capital expenditures from 2001 levels and focus on reducing costs and creating efficiencies where possible.

The Company has a strong balance sheet with flexible debt arrangements which will allow it to pursue opportunities which inevitably arise during a cyclical downturn.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission file no. 1-9245

Nabors Industries, Inc.
(Exact name of registrant as specified in its charter)

Delaware *(State of incorporation)*	**93-0711613** *(I.R.S. Employer Identification No.)*
515 West Greens Road, Suite 1200 **Houston, Texas** *(Address of principal executive offices)*	**77067** *(Zip Code)*

(281) 874-0035
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.10 par value per share	American Stock Exchange, Inc.

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained in this Form 10-K, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value on March 13, 2002 of voting stock held by non-affiliates of the registrant was approximately $4.6 billion.

The number of shares of common stock, par value $.10 per share, outstanding as of March 13, 2002 was 141,044,155.

DOCUMENTS INCORPORATED BY REFERENCE
(to the extent indicated herein)

Specified portions of the 2001 Annual Report to Stockholders (Parts I, II and IV)
Specified portions of the 2002 Notice of Annual Meeting of Stockholders and Proxy Statement (Part III)

FORWARD-LOOKING STATEMENTS

The statements in this document and the documents incorporated by reference that relate to matters that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this document and the documents incorporated by reference, words such as "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "should," "could," "may," "predict" and similar expressions are intended to identify forward-looking statements. Further events and actual results may differ materially from the results set forth in or implied in the forward-looking statements. Factors that might cause such a difference include:

- fluctuations in worldwide prices and demand for natural gas and crude oil;
- fluctuations in levels of natural gas and crude oil exploration and development activities;
- fluctuations in the demand for our services;
- the existence of competitors, technological changes and developments in the oilfield services industry;
- the existence of operating risks inherent in the oilfield services industry;
- the existence of regulatory uncertainties;
- the possibility of political instability in any of the countries in which we do business; and
- general economic conditions;

in addition to the other matters discussed under *"Part II — Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations."*

Our businesses depend, to a large degree, on the level of spending by oil and gas companies for exploration, development and production activities. Therefore, a substained increase or decrease in the price of natural gas or oil, which could have a material impact on exploration and production activities, could also materially affect our financial position, results of operations and cash flows.

PART I

Please see the Glossary of Drilling Terms included as Annex A to this document for a brief explanation of drilling terms used throughout this document.

Item 1. *Business*

Nabors is the largest land drilling contractor in the world, with over 550 land drilling rigs as of March 15, 2002. Nabors conducts oil, gas and geothermal land drilling operations in the US lower 48 states, Alaska and Canada, and internationally, primarily in South and Central America, the Middle East and Africa. Nabors also is one of the largest land well-servicing and workover contractors in the United States. We own approximately 745 land workover and well-servicing rigs, in the southwestern and western United States, and approximately 40 well-servicing and workover rigs in certain international markets. Nabors also is a leading provider of offshore platform workover and drilling rigs. Nabors markets 42 platform, 16 jackup and three barge rigs in the Gulf of Mexico and international markets. These rigs provide well-servicing, workover and drilling services. We also own and operate a net of nine rigs through an international joint venture in Saudi Arabia (giving effect to Nabors' 50% interest in the venture's 18 rigs).

To further supplement our primary business, we offer a number of ancillary well-site services, including oilfield management, engineering, transportation, construction, maintenance, well logging and other support services, in selected domestic and international markets. Our land transportation and hauling fleet includes approximately 240 rig and oilfield equipment hauling tractor-trailers and a number of cranes, loaders and light-duty vehicles. We also maintain over 290 fluid hauling trucks, approximately 700 fluid storage tanks, eight salt water disposal wells and other auxiliary equipment used in domestic drilling and well-servicing operations. In addition, we market a fleet of 30 marine transportation and support vessels, primarily in the Gulf of Mexico, that provides transportation of drilling materials, supplies and crews for offshore rig operations and support for other offshore operations. And we manufacture and lease or sell top drives for a broad range of drilling rig applications, rig instrumentation and data collection equipment, and rig reporting software.

Nabors was incorporated in Delaware in 1978. Through predecessors and acquired entities, Nabors has been continuously operating in the drilling sector since the early 1900s. Nabors' principal executive offices are located at 515 West Greens Road, Suite 1200, Houston, Texas 77067. Our phone number is (281) 874-0035.

Business Strategy

Since 1987, with the installation of our current management team, Nabors has adhered to a consistent strategy aimed at positioning our company to grow and prosper in good times and to mitigate adverse effects during periods of poor market conditions. We have continued to strive to attain a financial posture that would allow us to capitalize on market weakness by adding to our business base, thereby enhancing our upside potential at reasonable costs. The principal elements of our strategy have been to:

- Establish and maintain a conservative and flexible balance sheet.
- Build a base of low-cost, premium assets.
- Build and maintain low operating costs through economies of scale.
- Develop and maintain long-term, mutually attractive relationships with key customers and vendors.
- Build a diverse business in long-term, sustainable and worthwhile geographic markets.
- Recognize and seize opportunities as they arise.
- Continually improve safety, quality and efficiency.
- Implement leading edge technology where cost-effective to do so.

Major Developments

Our business strategy is designed to allow us to grow and remain profitable in any market environment. Once again, the major developments in our business in the past year illustrate our implementation of this strategy and its continuing success.

Nabors' Business

The year 2001 was a mixed year for Nabors. High natural gas and oil prices at the beginning of the year helped push Nabors to our best year ever in terms of revenues and operating results. Despite successful financial results, the sudden rapid downturn in these commodity prices during the third quarter of the year resulted in a significant drop off in our North American businesses in the last half of the year and a subdued short-term outlook for at least the first half of 2002. Internationally, our business improved late in the year and is expected to improve further in 2002 as a result of a number of new long-term contracts. Nabors responded quickly to the changing industry conditions, by reducing our workforce and curtailing our capital expenditure program promptly following signs that the reductions could be sustained. As during prior downturns in the oil service sector, we are using our strong cash position to acquire compatible assets and businesses during this period. We also continued our focus on maintaining a conservative and flexible balance sheet by (1) taking advantage of an opportunity to borrow at an effective rate of 2.5% by issuing $1.381 billion face amount of our zero coupon convertible senior debentures due 2021; (2) repurchasing shares of our common stock as our share price dropped as did the share prices of others in the industry in the face of falling natural gas and oil prices; and (3) repurchasing a portion of our outstanding public debt at a time when it was economically advantageous for us to do so. As part of our increasingly global focus, we also have proposed a restructuring of our business, subject to the receipt of regulatory and shareholder approvals, which will move our jurisdiction of incorporation from Delaware to Bermuda. In addition, our ever-increasing commitment to safety has resulted in fewer accidents and less downtime, despite increased rig activity throughout the first part of the year.

Operating results. Operating revenues and Earnings from unconsolidated affiliates for fiscal year 2001 totaled $2.2 billion, representing an increase of $793.4 million, or 58%, as compared to fiscal year 2000. Income derived from operating activities[1] and net income for 2001 totaled $535.7 million and $357.5 million ($2.24 per diluted share), respectively, representing increases of 146% and 160% as compared to 2000.

Operating revenues and Earnings from unconsolidated affiliates for the contract drilling segment totaled $2.0 billion and income derived from operating activities totaled $500.9 million during 2001, representing increases of 59% and 145%, respectively, compared to the prior year. Equivalent rig years (excluding labor contracts and domestic land well-servicing rigs) increased to 324.3 years during 2001 from an average of 262.8 years during the prior year. US land well-servicing rig hours increased to 1.94 million hours during 2001 from 1.76 million hours during 2000. Our drilling rig utilization was 56% in 2001, compared to 46% in 2000. Well-servicing utilization was 68% and 64%, respectively, in 2001 and 2000. All of our contract drilling operations recorded higher revenues in 2001 compared to 2000 as a result of increased drilling and workover activity, and higher average dayrates due to higher natural gas and oil prices in the first six months of 2001.

Equivalent rig years, rig hours and utilization rates are measures of demand for rigs commonly used in the drilling and well-servicing industries. Equivalent rig years (calculated as the number of days rigs are in operation divided by the number of days in the period) measure the operating volume of Nabors' rigs. These figures exclude labor contracts and domestic land well-servicing rigs. Land well-servicing rig hours represent the number hours invoiced by our domestic land well-servicing unit to its customers. Utilization rates from period to period may not be comparable as a measure of activity levels, because the calculation of utilization does not reflect the impact of changes in the number of rigs owned during the periods.

Manufacturing and logistics Operating revenues and Earnings from unconsolidated affiliates were $257.0 million during 2001, representing an increase of 48% compared with the prior year. Income derived from operating activities increased to $87.8 million compared to $47.9 million in the prior year, representing an 83% increase. Increases in this segment resulted primarily from higher average dayrates and utilization in our supply vessel and U.S. trucking operations and from increased top drive sales. Equivalent supply vessel years (calculated as the number of days vessels are in operation divided by the number of days in the period) increased to 24.3 years during 2001 from 21.1 years during 2000. Supply vessel utilization was 71% in 2001, compared to 69% in the prior year.

The portion of our Operating revenues and Earnings from unconsolidated affiliates generated by our contract drilling segment has been consistent for the last three fiscal years, accounting for between 93% and 94% of total Operating revenues and Earnings from unconsolidated affiliates, and the remainder of our revenues also has been consistently accounted for by our manufacturing and logistics segment. Operating revenues in the manufacturing and logistics segment include revenues from sales to other Nabors companies.

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[1] "Income derived from operating activities" is computed by subtracting direct costs, general and administrative expenses, and depreciation and amortization expense from Operating revenues and then adding Earnings from unconsolidated affiliates. Such amounts should not be used as a substitute to those amounts reported under accounting principles generally accepted in the United States of America. However, management does evaluate the performance of its business units and the consolidated company based on income derived from operating activities because it believes that this financial measure is an accurate reflection of the ongoing profitability of our company.

Additional information regarding our financial condition and results can be found on pages 44 through 55 of the Nabors Industries, Inc. 2001 Annual Report, under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations". All page references to the 2001 Annual Report are to the final printed version of the report distributed to shareholders.

Responding to Changing Conditions; Diversity of Assets. During September 2000, we implemented a capital expenditure program to refurbish, recommission and, in many cases, upgrade our stacked, domestic drilling fleet. Members of Nabors operations team would identify and prioritize in order of the most marketable rigs that could be refurbished and redeployed to generate higher returns in the most timely manner. Since commencing this program, we have recommissioned 113 rigs and partially completed an additional 32 rigs for an aggregate of approximately $230 million in capital expenditures. Due to the declining market conditions in the US lower 48 market, we deferred this program in the fourth quarter of 2001.

The decline in demand also caused us to reduce our crew levels as rigs in the US lower 48 came down at an unprecedented rate. As with past activity drops, we have attempted to retain our best and most experienced personnel in order to be prepared for the next rise in demand.

The decline in the North American market has been offset in part by increased activity in our international land and offshore drilling markets. During 2001, we commenced work under our long-term contracts in Algeria, where currently we have five rigs working. We also entered into contracts for two of our jackup rigs in the Persian Gulf.

Maintaining a Conservative and Flexible Balance Sheet. During February 2001, we completed a private placement of zero coupon convertible senior debentures due 2021. At the time of issuance, the aggregate principal amount of the debentures at maturity was $1.381 billion. (We have since repurchased $181 million principal amount at maturity of such debentures.) The debentures were issued at a discount with net proceeds to Nabors, after expenses, totaling approximately $828.0 million. The original issue price was $608.41 per $1,000 principal amount at maturity of debentures. The yield to maturity of the debentures is 2.5% compounded semi-annually with no periodic cash payments of interest. At the holder's option, the debentures can be converted, at any time prior to maturity or their earlier redemption, into Nabors common stock, at a conversion rate of 7.0745 shares per $1,000 principal amount at maturity. The conversion rate is subject to adjustment under formulae as set forth in the indenture in certain events, including: (1) the issuance of Nabors common stock as a dividend or distribution on the common stock; (2) certain subdivisions and combinations of the common stock; (3) the issuance to all holders of common stock of certain rights or warrants to purchase common stock; (4) the distribution of capital stock, other than Nabors common stock, to Nabors stockholders or evidences of Nabors; indebtedness or of assets; and (5) distributions consisting of cash, excluding any quarterly cash dividend on the common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed certain amounts. Instead of delivering shares of common stock upon conversion of any debentures, we may elect to pay the holder cash for all or a portion of the debentures. The debentures can be put to us on February 5, 2006, February 5, 2011 and February 5, 2016 for a purchase price equal to the issue price plus accrued original issue discount to the date of repurchase. We may elect to pay all or a portion of the purchase in common stock instead of cash, depending upon our cash balances and cash requirements at that time. In accordance with the indenture with respect to the debt securities, we cannot redeem the debentures before February 5, 2006, after which we may redeem all or a portion of the debentures for cash at their accreted value. The proceeds have been invested in cash and marketable securities. On May 11, 2001, Nabors' registration statement with respect to resales of these debentures became effective.

During 2001, our Board of Directors authorized the repurchase of up to $400 million of our common stock. In accordance with this authorization, we purchased 6.2 million shares of our common stock for approximately $248.0 million through year end. These shares are now held in treasury.

During the third quarter of 2001, we entered into several private transactions with a counterparty to purchase $70 million face amount of our $825 million zero coupon convertible senior debentures due 2020 at an average price of $606.07 per $1,000 face amount of debentures. We also purchased $181 million face amount of our $1.381 billion zero coupon convertible senior debentures due 2021 at an average price of $528.30 per $1,000 face amount of debentures. Upon settlement of these transactions in December 2001, we paid an aggregate of $139.8 million to the counterparty and recognized an extraordinary gain, net of income taxes, of approximately $9.7 million ($.06 per diluted share), resulting from the repayment of the debentures at less than the amount recorded on our books.

Recognizing Opportunity. We purchased a shallow jackup drilling rig from Arabian Jack-up Partnership 1996, Ltd. in April 2001 for $10.3 million. The rig, *Nabors Rig 655*, is operating in the Persian Gulf under a three-year contract for Saudi Aramco. Nabors also purchased two jackup drilling rigs from subsidiaries of Santa Fe International Corporation in June 2001 and February 2002 for an aggregate of $56.7 million. The first rig, renamed *Nabors Rig 656*, has been modified and refurbished, and is working in the Persian Gulf under a three-year contract for Saudi Aramco. The second rig, *Nabors Rig 657*, is expected to be similarly modified over the next several months, and currently is being marketed worldwide.

In November 2001, Nabors completed its acquisition of Command Drilling Corporation for an aggregate purchase price of Cdn. $102.3 million (approximately US$65.1 million), plus the assumption of approximately Cdn. $20 million (approximately US$12.6 million) in debt that has since been repaid. Command was a Canadian publicly-held corporation that owned 15 drilling rigs, plus one under construction. The acquisition expanded Nabors' existing Canadian fleet to 52 rigs.

In February 2002, Nabors announced it had reached an agreement to purchase all of the outstanding common shares of Enserco Energy Service Company Inc., also a Canadian publicly-held corporation, for a price of Cdn. $15.50 per share (plus additional consideration calculated at the rate of 6% per annum from and including February 26, 2002 to and including the date of closing). The purchase price is payable, at the election of each individual Enserco shareholder, in cash or in shares of a Canadian subsidiary of Nabors that would be exchangeable into shares of Nabors common stock on a 1:1 basis. The transaction is subject to the receipt of certain regulatory approvals and must be approved by at least two-thirds of the votes cast at a special meeting of Enserco shareholders. The transaction is currently expected to close on or about April 26, 2002.

Nabors has also separately agreed to acquire from two Enserco shareholders Enserco common shares representing approximately 20.5% of the issued and outstanding Enserco shares for Cdn. $15.50 per share, subject to certain closing conditions and receipt of regulatory approvals. The purchases are currently scheduled to close in mid-March. In addition, certain persons who own or control and aggregate of 3,748,795 Enserco common shares and options to acquire an aggregate of 511,240 Enserco common shares have agreed, subject to the terms and conditions of those agreements, to vote their Enserco common shares (including Enserco common shares acquired on the exercise of such options) in favor of the Nabors acquisition.

Enserco is an integrated energy services company providing production and drilling services to the North American oil and gas industry. Through its subsidiaries, Bonus Well Servicing and H&R Drilling, Enserco operates over 200 Canadian well-servicing rigs and 30 drilling rigs.

The Enserco acquisition increases our position in Canada with assets that are relatively new and in excellent condition, allowing us to provide services to many of our key US customers who have increased their presence in Canada as it has become even more strategic to the North American gas supply.

Proposed Reorganization. Our Board of Directors has unanimously approved an Agreement and Plan of Merger which would effectively change Nabors' place of incorporation from Delaware to Bermuda. If approved by the shareholders, the reorganization will be accomplished through the merger of a newly formed Delaware subsidiary owned by Nabors Industries Ltd., a Bermuda exempted company which we formed ("Nabors Bermuda"), into Nabors. Nabors will be the surviving company in the merger and become a wholly-owned, indirect subsidiary of Nabors Bermuda. As a result of the merger, all outstanding shares of Nabors common stock will automatically convert into the right to receive Nabors Bermuda common shares on a 1:1 basis, so that the shareholders of Nabors on the date of the merger will own the same number of shares in a Bermuda company rather than a Delaware corporation.

After completion of the reorganization, Nabors Bermuda and its subsidiaries will continue to conduct the business now conducted by Nabors and its subsidiaries. After completion of the reorganization, Nabors Bermuda common shares will be traded on the American Stock Exchange under the symbol "NBR," the same symbol under which shares of our common stock currently trade.

The Board approved the reincorporation transaction because international activities are an important part of our current business and they believe that international operations will account for a greater percentage of our total revenues in the future. Expansion of our international business is an important part of our current business strategy and significant growth opportunities exist in the international marketplace. We believe that reorganizing as a Bermuda company will allow us to implement our business strategy more effectively. In addition, we believe that the reorganization should increase our access to international capital markets and acquisition opportunities, increase our attractiveness to non-U.S. investors, improve global cash management, improve global tax position and result in a more favorable corporate structure for expansion of our current business.

It is important to note that several members of the United States Congress have introduced legislation that, if enacted, would have the effect of substantially reducing or eliminating the anticipated tax benefits of the reorganization. In addition, several other members of the United States Congress and the Treasury Department have recently announced the intent to investigate transactions such as the reorganization. As a result of the increased scrutiny of such transactions, changes in the tax laws, tax treaties or tax regulations may occur, with prospective or retroactive effect, which would have a material adverse effect on the tax consequences of the reorganization to Nabors or the tax consequences of the future operations of the reorganized company and its subsidiaries.

The reorganization is subject to the receipt of certain regulatory and shareholder approvals. We currently anticipate that the reorganization will be presented to our shareholders for approval in the second quarter. If approved by the shareholders, the reincorporation should also be effected in the second quarter of 2002.

Safety. In the drilling and oilfield service business, safety and loss control are critical to overall performance. The safety and health of Nabors' employees are of paramount importance. Nabors intensified its safety and loss control program in 1997 with its US lower 48 drilling operations, and expanded the enhanced program to the other business units during the last half of 2000. Implementation of this enhanced program started with an outside consultant conducting baseline safety studies and evaluations of all other Nabors North American operations. The enhanced programs were largely carried out in 2001 and are becoming further embedded in Nabors culture. Significant improvements have already been achieved as evidenced by our total OSHA (Occupational Safety and Health Administration) recordable incident rate for our largest unit, US lower 48 land drilling (below). Nabors intends to continue to focus on further improvements to its safety record in 2002 and beyond.

OSHA Recordable Incident Rates*

1997	11.50
1998	6.60
1999	4.23
2000	4.19
2001	3.26

* The OSHA recordable incident rate is equal to number of OSHA recordable incidents multiplied by 200,000 man-hours divided by the actual number of man-hours worked for the period.

Industry Conditions

Natural gas and oil prices were relatively strong during the first part of 2001, with natural gas prices averaging $5.17 per mcf during the first six months and oil prices averaging $27.79 per barrel during the first nine months. These increases resulted in increased spending by our customers for our services. This increased spending was especially evident in our US lower 48, Canada and US offshore operations for natural gas-related drilling and workover activities.

However, beginning in the third quarter of 2001, a reduction in demand for natural gas that was caused by high natural gas prices, a general contraction in the nation's economy and, later in the year, warmer weather, resulted in a build-up of excess supply of natural gas. This excess supply caused U.S. natural gas prices to decline. Natural gas prices dropped significantly, averaging only $2.47 per mcf during the second half of 2001. This significant drop in the price of natural gas reached a low of $1.69 per mcf in September 2001, and resulted in the rapid weakening of natural gas-related drilling activity in the US lower 48 and US offshore markets. Oil prices also began to decline during this period, with prices decreasing to $20.46 per barrel during the fourth quarter of 2001. The US active land rig count, which averaged 1,022 working rigs during the nine months ended September 30, 2001 and peaked at 1,100 rigs in July 2001, declined to an average of 853 rigs during the fourth quarter of 2001 and a low of 759 rigs in December 2001 (Baker Hughes). Similarly, our US lower 48 equivalent rig years averaged 231 years during the first nine months of 2001 and declined to an average of 145 years during the fourth quarter.

The U.S. annual average rig count in 2001 was up from 2000, from 918 to 1,156, reflecting the increase in demand (Baker Hughes). Nabors continues to have a substantial number of rigs that can be put into service in a short period of time at relatively economical costs. At the end of 2001, we had nearly 340 land drilling rigs unutilized in our various operations, of which 280 were located in the U.S. We also had nearly 290 unutilized workover rigs in the U.S.

Nabors' revenues, cash flows and earnings are substantially dependent upon, and affected by, the level of domestic and international oil and gas exploration and development activity. See *"Part II — Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Fluctuations in oil and gas prices could adversely affect drilling activity and Nabors' revenues, cash flows and profitability."*

Business

Contract Drilling Overview

Rigs. Our rigs include land-based rigs and offshore platform, jackup and barge rigs. Drilling rigs come in a wide variety of sizes and capabilities, and may include specialized equipment, such as top drives, or have design features or modifications for specialized drilling conditions, such as arctic drilling. The rigs are classified by their depth capabilities and by whether their power systems are mechanical or electric. They generally are powered by two to four large diesel engines. An electric rig differs from a mechanical rig in that it converts the diesel power into electricity to power the rig. This gives the rig operator the ability to deliver the same amount of torque at high and low speeds, permitting more finite control of the primary rig components, including the drawworks and mud pumps. We believe this electric capability enhances operating efficiency and safety, reduces drilling time and saves the customer money, particularly in deeper applications. Because of these advantages, diesel electric rigs, known in the industry as silicon-controlled rectifier or SCR rigs, generally are preferred by our customers, and often enjoy higher utilization and dayrates than similarly sized mechanical rigs.

Nabors' various types of rigs may perform drilling, workovers (major overhaul or remediation of an existing wellbore and/or plugging and redrilling the well) or well-servicing (routine repair and maintenance of mechanical problems). A drilling rig can perform drilling, workover and well-servicing services, depending on its configuration. However, primarily due to cost and size considerations, a land drilling rig is rarely used for well-servicing or workover applications. Instead, smaller, mobile well-servicing and workover rigs are used. Offshore, a drilling rig is occasionally used for workover and well-servicing applications, particularly if it is on location, because it is more cost-effective to use a rig in place rather than bringing in an alternative, specialty purpose rig. Each rig is rated for operations up to a specific depth. The basic types of rigs operated by Nabors are described below.

- *Land Rigs.* A land-based drilling rig generally consists of engines, a drawworks (which hoists and lowers the drill string in and out of the well), a mast (or derrick), pumps to circulate the drilling fluid (mud) under various pressures, blowout preventers, drill string and related equipment. The engines power the different pieces of equipment, including a rotary table or top drive that turns the drill string, causing the drill bit to bore through the subsurface rock layers. Rock cuttings are carried to the surface by the circulating drilling fluid. The intended well depth, bore hole diameter and drilling site conditions are the principal factors that determine the size and type of rig most suitable for a particular drilling job. A land-based workover or well-servicing rig consists of a mobile carrier, engine, drawworks and a mast. The primary function of a workover or well-servicing rig is to act as a hoist so that pipe, sucker rods and down-hole equipment can be run into and out of a well. Typically, land-based drilling, workover and well-servicing rigs can be readily moved between well sites and between geographic areas of operations.

- *Platform Rigs.* Platform rigs provide offshore workover, drilling and re-entry services. Our platform rigs have drilling and/or well-servicing or workover equipment and machinery arranged in modular packages that are transported to, and assembled and installed on, fixed offshore platforms owned by the customer. Fixed offshore platforms are steel tower-like structures that either stand on the ocean floor or are moored floating structures. The top portion, or platform, sits above the water level and provides the foundation upon which the platform rig is placed. Our fleet of platform rigs includes:

  - Minimum space, modular platform workover rigs with engines rated 750 horsepower or below, which include the 500 horsepower Sundowner® series. These platform workover rigs are self-elevating (that is, they can be off-loaded with the platform crane, rather than requiring a separate barge and crane to assemble), and are designed to fit the geometry of nearly any producing platform without major modifications to either the rig or the platform.

  - Minimum space, modular platform workover and re-drilling rigs with engines rated at horsepowers greater than 750, which include the 1000 horsepower Super Sundowner® rigs. These rigs, which are enhanced versions of the modular platform workover rigs, and have more powerful mud pump systems and greater hook load capacities. This enables the rigs to be used in more rigorous workover, re-entry, side-tracking or horizontal drilling operations.

  - Minimum Area, Self-Elevating, or MASE®, drilling rigs are our latest generation of modular platform rigs. They represent a smaller and lighter, full-scale drilling rig patterned after the Super Sundowner® but have higher horsepower, ranging from 1500 hp to 3000 hp.

  - API (American Petroleum Institute)-style drilling rigs have similar capabilities to the MASE® rigs, but generally come in larger modules. Unlike our other platform rigs, API-style rigs are not self-elevating, and require a separate barge crane to load onto, and off of, the platform.

  - We also own several land rigs modified for offshore work for drilling on mudslide and selected conventional offshore platforms. These rigs generally are self-elevating and modular.

- *Jackup Rigs.* Jackup rigs are mobile, self-elevating drilling and workover platforms equipped with legs that can be lowered to the ocean or lake floor until a foundation is established to support the hull, which contains the drilling and/or workover equipment, jacking system, crew quarters, loading and unloading facilities, storage areas for bulk and liquid materials, helicopter landing deck and other related equipment. The rig legs may operate independently or have a mat attached to the lower portion of the legs in order to provide a more stable foundation in soft bottom areas. Independent leg rigs are better suited for harsher or uneven seabed conditions. Many of our jackup rigs are of cantilever design — a feature that permits the drilling platform to be extended out from the hull, allowing it to perform drilling or workover operations over adjacent, fixed platforms. Nabors' shallow workover jackup rigs generally are subject to a maximum water depth of approximately 125 feet, while some of our jackup rigs may drill in water depths as shallow as 13 feet. Nabors also has newer jackup rigs that are capable of drilling at depths between 8 feet and

150 to 300 feet. The water depth limit of a particular rig is determined by the length of the rig's legs and the operating environment. Moving a rig from one drill site to another involves lowering the hull down into the water until it is afloat and then jacking up its legs with the hull floating on the surface of the water. The hull is then towed to the new drilling site.

- *Inland Barge Rigs.* One of Nabors' barge rigs is a full-size drilling unit. Nabors also owns two workover inland barge rigs. These barges are designed to perform plugging and abandonment, well service or workover services in shallow inland, coastal or offshore waters. Our barge rigs can operate at depths between three and eight feet.

Additional information on the number and location of our rigs can be found below under the caption *"Business — Markets"*.

Drilling Contracts. Our rigs are employed under individual contracts which extend either over a stated period of time or the time required to drill a well or a stated number of wells to a specified depth. On land in the US lower 48 states and Canada, we typically contract on a single well basis, with extensions subject to mutual agreement on pricing and other significant terms. Offshore drilling, and on land drilling in Alaska and international markets, contracts generally provide for longer terms, usually from one to five years, although offshore workover projects are often on a single-well basis. We generally are awarded drilling contracts through competitive bidding, although we occasionally enter into contracts by direct negotiation. Most of our well-to-well contracts are subject to termination by the customer on short notice, but some can be firm for a number of wells or a period of time, and may provide for early termination compensation in certain circumstances. The contract terms and rates may differ depending on a variety of factors, including competitive conditions, the geographical area, the geological formation to be drilled, the equipment and services to be supplied, the on-site drilling conditions and the anticipated duration of the work to be performed.

Drilling contracts provide for compensation on a daywork, footage or turnkey basis. In each case, we provide the rig and crews. The principal differences among the types of contracts are set forth below.

- *Daywork Contracts.* A daywork contract generally provides for a basic rate per day when drilling (the dayrate) and for lower rates when the rig is moving, or when drilling operations are interrupted or restricted by equipment breakdowns, actions of the customer or adverse weather conditions or other conditions beyond our control. In addition, daywork contracts may provide for a lump sum fee for the mobilization and demobilization of the rig, which in most cases approximates our incurred costs.

- *Footage Contracts.* Under footage contracts we typically run casing and provide drill bits. We receive payment on the basis of a rate per foot drilled. The customer continues to provide drilling mud, casing, cementing and well design expertise. If we drill the well in less time than was estimated, then we have the opportunity to improve our margins over those that would be attainable under a daywork contract to the same depth. If, however, we take longer to drill the well than we estimated, our margins will be lower. In footage contracts we bear the cost of the services and supplies that we provide until the well has been drilled to the agreed depth. Such contracts therefore require us to make significant up-front working capital commitments prior to receiving payment. Footage contracts generally contain greater risks for a contractor such as Nabors than daywork contracts, but fewer risks than turnkey contracts. Under footage contracts, the contractor assumes certain risks associated with loss of hole from fire, blowout and other drilling risks. However, footage contracts generally protect the contractor from such risks when unexpected drilling conditions such as abnormal pressure, impenetrable geologic formation or loss circulation zones are present.

- *Turnkey Contracts.* In turnkey contracts, we drill a well to a specified depth for a fixed price regardless of the time required or the problems encountered in drilling the well. On a turnkey well, we provide technical expertise and engineering services, as well as most of the equipment required to complete the well, and we are compensated only when the agreed scope of work has been satisfied. In addition, we often subcontract for related services and we manage the drilling process. In turnkey contracts, we bear the cost of performing the drilling services until the well has been drilled, and accordingly, such contracts require us to make significant working capital commitments. We also generally agree to furnish services such as testing, coring and casing the hole and other services which are not normally provided by a drilling contractor working under a daywork contract. If the well is not completed to the specified depth, we may not receive the turnkey price. Turnkey contracts generally involve a higher degree of risk to us than daywork and footage contracts because we assume greater risks (including risk of blowout, loss of hole, stuck drill pipe, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors' services, supplies, cost escalation and personnel) and bear the cost of unanticipated downhole problems and price escalation. Generally, however, our agreements limit catastrophic risks associated with blowout, redrill and pollution to a specific sum. The customer assumes the risk of losses in excess of the agreed level. If the well is successfully drilled without undue delay or complication, our margins under these types of contracts are usually greater than under daywork and footage contracts.

During fiscal 2001, substantially all of our drilling contracts were on a daywork basis. Our preferred strategy is to operate drilling rigs under daywork contracts. However, we continually analyze market conditions, customer requirements, rig demand and the experience of our personnel to determine how to contract our fleet most profitably. In addition, we may seek alternative accommodations with certain customers, as a means of ensuring long-term drilling commitments and healthy customer relations, including, potentially, entering into footage or turnkey contracts on occasion. Because of this, there can be no assurance that we will not suffer a loss that is not insured as a result of entering into such higher risk contracts, and any such uninsured loss could have a material adverse effect on our financial position, cash flows and results of operations.

Well-Servicing and Workover Services. Industry sources estimate that there are approximately 914,000 producing oil wells in the world today, of which approximately 558,000 are in the United States. In addition, there are approximately 327,000 producing natural gas wells in the United States and a large number in the rest of the world (Penn Well; Spears and Associates). In December 2001, there were 1,099 active well-servicing and workover rigs in the United States, down 9.9% from 1,116 active rigs in December 2000 (Baker Hughes). While some wells in the United States flow oil to the surface without mechanical assistance, most are in mature production areas that require pumping or some other form of artificial lift. Pumping oil wells characteristically require more maintenance than flowing wells due to the operation of the mechanical pumping equipment installed. The extent and type of services we provide on producing wells is dependent upon many variables. The following is a summary of our well-servicing and workover services.

- *Well-Servicing/Maintenance Services.* We provide maintenance services on the mechanical apparatus used to pump or lift oil from producing wells. These services include, among other things, repairing and replacing pumps, sucker rods and tubing. We provide the rigs, equipment and crews for these tasks, which are performed on both oil and natural gas wells, but which are more commonly required on oil wells. Well-servicing rigs have the same basic components as drilling rigs (that is, a derrick, a hoisting mechanism and an engine). Many of these rigs also have pumps and tanks that can be used for circulating fluids into and out of the well. Maintenance jobs typically take less than 48 hours to complete. In general, well-servicing rigs are provided to customers on a call-out basis. We are paid an hourly rate and work is generally performed five days a week during daylight hours.
- *Workover Services.* In addition to needing periodic maintenance, producing oil and natural gas wells occasionally require major repairs or modifications, called "workovers." Workovers may be done, for example, to remedy equipment failures, deepen a well in order to reach a new producing reservoir, plug back the bottom of a well to reduce the amount of water being produced with the oil and natural gas, clean out and re-complete a well if production has declined, repair leaks, or convert a producing well to an injection well for secondary or enhanced recovery projects. These extensive workover operations are normally carried out with a well-servicing rig that includes additional

specialized accessory equipment, which may include rotary drilling equipment, mud pumps, mud tanks and blowout preventers, depending upon the particular type of workover operation. Most of Nabors' well-servicing rigs are designed and can be equipped to handle the more complex workover operations. A workover may last anywhere from a few days to several weeks.

- *Completion Services.* The kinds of activities necessary to carry out a workover operation are essentially the same as those that are required to "complete" a well when it is first drilled. The completion process may involve selectively perforating the well casing at the depth of discrete producing zones, stimulating and testing these zones and installing down-hole equipment. Oil and gas production companies often find it more efficient to move a larger and more expensive drilling rig off location after an oil or natural gas well has been drilled and to move in a specialized well-servicing rig to perform completion operations. Our rigs are often used for this purpose. The completion process may require from a few days to several weeks.
- *Production and Other Specialized Services.* We provide other specialized services that are required, or can be used effectively, in conjunction with the previously described basic services. The main additional services are production services, consisting of the provision of onsite temporary fluid-storage facilities, the provision, removal and disposal of specialized fluids used during certain completion and workover operations, and the removal and disposal of salt water that is often produced in conjunction with the production of oil and natural gas. We also provide plugging services for wells from which the oil and natural gas has been depleted and further production has become uneconomical.

Manufacturing and Logistics Overview

Through various subsidiaries and joint ventures, Nabors provides additional well-site services that comprise our manufacturing and logistics segment. These services can be packaged with our contract drilling services or provided on a stand-alone basis to operators or other contractors. They include top drive rentals and sales, mudlogging services, rig instrumentation equipment rentals and sales, rig reporting software, construction and maintenance services and transportation services. Sales by these ancillary service providers to other Nabors companies reduce our costs for similar third-party products and services. These units also generate revenues through sales to third parties.

- *Top Drives.* Our Canrig Drilling Technologies subsidiary manufactures top drives, which are installed on both onshore and offshore drilling rigs to improve drilling efficiency. Rigs equipped with top drives enjoy more finite control and directional orientation than rigs without, and can trip drill string in and out of the well faster and more safely by handling preassembled "doubles" and "triples" of pipe. Top drives also allow the drill string to be simultaneously hoisted and rotated, which provides better well control and reduces the incidence of stuck pipe, yielding time and cost savings.
- *Mudlogging, Rig Instrumentation and Software.* Our EPOCH Well Services subsidiary provides mudlogging services. Mudlogging involves the analysis of exhausted drill cuttings to discern certain information about the presence of hydrocarbons, rates of penetration and the nature of the formation. EPOCH also offers rig instrumentation equipment, including sensors, proprietary RIGWATCH™ software and computerized equipment that monitors the real-time performance of a rig. In addition, EPOCH specializes in daily reporting software for drilling operations, also available on the internet via *mywells.com.*
- *Construction, Land Transportation and Related Services.* Nabors has a 50% interest in Peak Oilfield Services Company, a general partnership with a subsidiary of Cook Inlet Region, Inc., a leading Alaskan native corporation. Peak Oilfield Services provides heavy equipment to move drilling rigs, water, other fluids and construction materials, primarily on Alaska's North Slope and in the Cook Inlet region. The partnership also provides construction and maintenance for ice roads, pads, facilities, equipment, drill sites and pipelines. In addition, the partnership provides tank cleaning services to oil customers along the Trans-Alaska pipeline and in the Valdez area. Peak

Oilfield Services is a partner to an alliance contract to provide maintenance services for the Prudhoe Bay Unit and has been chosen to coordinate and supply drilling support transportation services to the unit. We also have an investment in an arctic road and site construction company.

- *Offshore Support Services.* Nabors' fleet of offshore support vessels provides marine transportation of drilling materials, supplies and crews for offshore rig operations and support for other offshore facilities. In addition, we provide offshore logistical support to drilling and workover operations, pipelaying and other construction, production platforms and geophysical operations.

Service Contracts. We provide onshore transportation and support services through long-term contracts or on a short-term demand basis. Long-term service contracts may be negotiated or awarded by competitive bidding. Whether provided on a long-term or short-term basis, equipment and labor are usually billed separately at specified hourly rates. These hourly rates vary depending upon numerous factors, including types of equipment and labor, and duration of the work. Offshore support vessel operations are conducted throughout the year 24 hours a day, seven days a week, under vessel charters, which may range from several days to several years. Some reduction in vessel utilization and charter rates may be experienced during winter months due to seasonal declines in offshore activities. We are paid on a daily rate basis for vessel charters.

Other. From time to time, we provide drilling engineering and integrated project management services, ranging from well design and engineering expertise to site preparation and road construction. We offer these services to help customers eliminate or reduce management overhead which would otherwise be necessary to supervise such services. Such services have not been significant in the past, and are not expected to be significant in the near term.

Markets

Nabors operates in two primary business segments within the oilfield services industry — contract drilling and manufacturing and logistics. Within these segments, we conduct business in the following distinct markets or business lines:

- *Contract Drilling:* We provide drilling, workover, well-servicing and related services on land and offshore in the US lower 48 states, Canada and Alaska and in international markets.
- *Manufacturing and Logistics:* We manufacture and lease or sell top drives, drilling instrumentation systems and rig reporting software domestically and internationally; and provide construction, logistics services and marine transportation and support services in Alaska and the US lower 48 states.

Additional information regarding the geographic markets in which we operate and our business segments can be found in Note 15 of the Notes to Consolidated Financial Statements on pages 78 and 79 of our 2001 Annual Report and is incorporated into this document by reference.

Contract Drilling

Domestic

Alaska. Nabors markets 21 arctic drilling, workover and well-servicing rigs (including 20 land rigs and one platform rig) on the North Slope and the Cook Inlet area of South Central Alaska. Fifteen of these rigs are SCR rigs, and ten are equipped with top drive units. Twelve are capable of performing drilling or workover operations to depths of 15,000 feet or deeper. These figures do not include a coiled tubing drilling rig on the North Slope owned and operated through a 50%-owned joint venture.

All of the North Slope rigs are designed to operate in severe arctic conditions and 13 employ wheel or track mounted systems engineered by Nabors to permit efficient movement of the rigs from well to well and over ice or gravel roads. Ten of these rigs are also partially or totally self-propelled to further facilitate movement and maneuverability. Ten of the rigs have been designed with spacing capability that allows them to move between reduced well spacing on drilling pads without disrupting production. In addition,

Nabors' arctic rigs generally incorporate environmental protection features such as dry mud and fluid containment systems.

Rig operations in Alaska are normally conducted 24 hours a day, seven days a week, under a term contract that is for a specific period of time or until a program is completed. Generally we are paid on a daily rate basis for these services.

US Land Drilling. Nabors currently markets approximately 290 drilling rigs in the US lower 48 market. Approximately 180 of our land drilling rigs in the US lower 48 states are diesel electric rigs controlled by a computerized SCR system. Approximately 210 are capable of drilling to 15,000 feet or deeper. In addition, we own 58 portable top drives for use on our rigs, depending on customer requirements.

Nabors had 112 land drilling rigs and 250 workover/well-servicing rigs stacked in the US lower 48 states at December 31, 2001. During September 2000, we implemented a capital expenditure program to refurbish, recommission and, in many cases, upgrade our stacked, domestic drilling fleet. Members of Nabors operations team would identify and prioritize in order of the most marketable rigs that could be refurbished and redeployed to generate higher returns in the most timely manner. Since commencing this program, we have recommissioned 113 rigs and partially completed an additional 32 rigs for an aggregate of approximately $230 million in capital expenditures. Due to the declining market conditions in the US lower 48 market, we deferred this program in the fourth quarter of 2001. We will continue to evaluate the market and may upgrade, refurbish or use the remaining stacked rigs for spare parts as conditions warrant.

US Land Workover/Well-Servicing. Our domestic land well-servicing, workover and production services operation has locations in many of the major oil and natural gas producing fields in the US lower 48 states. This operation currently provides services in eleven states and is divided into two separate geographic divisions: (1) the Central division (principally Texas and Oklahoma) and (2) the California division. We actively market approximately 500 well-servicing rigs (including one land rig drilling on a platform offshore California), in Texas, California, Oklahoma, New Mexico, North Dakota, Montana, Arkansas, Utah and Louisiana.

U.S. Offshore. Nabors currently performs domestic offshore drilling and offshore workover and well-servicing through its Nabors Offshore and various other subsidiaries. The domestic offshore subsidiaries currently operate a fleet of 46 rigs, including 34 platform rigs (eight Sundowner®rigs, three 750 hp or below rigs, four Super Sundowner® rigs, three concentric tubing rigs, three greater than 750 hp rigs, two MASE® platform drilling rigs, six self-elevating platform drilling rigs and five API-style platform drilling rigs), nine jackup workover rigs and three inland barge rigs. Two of the Super Sundowner® rigs, two of the Sundowner® rigs and eleven of the platform drilling rigs (including the MASE® rigs) are equipped with portable top drive units to enhance drilling efficiency in sidetrack and horizontal drilling operations. Ten of our platform rigs are capable of operating at well depths of 20,000 feet. Over half of our platform rigs are specifically designed for workover drilling.

Most of our domestic offshore fleet (46 rigs) operates in the US Gulf of Mexico. The remaining rigs are platforms operating in offshore California and Alaska. Our US offshore group also provides plugging and abandonment services on the US Gulf Coast.

International

In the international markets in which we operate, we are subject to various laws and regulations with respect to the operation and taxation of our business and the import and export of our equipment from country to country, the imposition, application and interpretation of which can be uncertain. Our operations may be subject to various risks, including risk of war and civil disturbances and governmental activities that may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. In certain countries, such operations may be subject to the additional risk of fluctuating currency values and exchange controls. See also *"Part II — Item 7 — Management's Discussion and Analysis of Financial Condition and Results of*

Operations — The nature of Nabors' operations presents inherent risks of loss that, if not insured or indemnified against, could adversely affect its results of operations" and *"— The profitability of Nabors' international operations could be adversely affected by war, civil disturbance or economic turmoil."* Additional information on Nabors' foreign currency transactions can be found under the caption *"Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Instruments and Market Risk"* on pages 55 and 56 of our 2001 Annual Report, and in Note 1 of the Notes to Consolidated Financial Statements under the caption *"Foreign Currency Risk* " on page 65 of our 2001 Annual Report, each of which is incorporated into this document by reference.

Canada. We have a fleet of 52 rigs in Canada. Twenty-four rigs in the fleet are diesel electric SCR rigs, two are A/C electric powered, 22 are equipped with top drives and 14 are capable of drilling to 15,000 feet or deeper. Many of the rigs in our Canadian fleet are capable of performing exploratory and development drilling under arctic and sub-arctic conditions. Nabors has entered into an agreement to acquire Enserco Energy Service Company Inc., completion of which is subject to regulatory and shareholder approvals. If the acquisition in completed, we will add approximately 30 land drilling rigs and over 200 land well-servicing rigs to our Canadian operations.

International Land. We conduct our international operations primarily through Nabors Drilling International Limited and its subsidiaries. Internationally, we provide drilling, workover and well-servicing services, both onshore and offshore, with specialized rigs designed and fabricated to meet various types of operating conditions. The International land group actively markets approximately 60 land drilling rigs, 39 workover/well-servicing rigs and two pulling units. Of these, over 45 are SCR rigs, 38 are equipped with top drives and 28 are capable of drilling to depths of 15,000 feet or deeper. We operate 18 of these rigs through a joint venture in Saudi Arabia (seven drilling, including one jackup, and 11 workover/well-servicing rigs).

International Offshore. The International offshore group markets four Super Sundowner® platform rigs, two less than 750 hp platform rigs, two greater than 750 hp platform rigs, one MASE® platform rig and seven jackup rigs. All of the Super Sundowner® rigs and the MASE® rig are equipped with portable top drive units. We have offshore rigs currently operating in Trinidad (1 MASE® platform), Brazil (1 Super Sundowner® platform, 1 jackup), Australia (1 platform), Congo (1 Super Sundowner® platform), Italy (1 Super Sundowner® platform) and the Middle East (5 jackups, of which one is owned by our Saudi joint venture). We also own one recently acquired jackup that is being refurbished and is expected to be available for service in the second or third quarter of 2002.

Additional information regarding our rig fleet can be found on pages 30 and 31 of the 2001 Annual Report.

Manufacturing and Logistics — Additional Well-Site Services

We manufacture top drives at our Magnolia, Texas facility. We market our top drives throughout the United States and Canada, and to various international markets, to customers serving the oil and gas industry. In 2001 and 2000, 71% and 65% of our top drive sales, respectively, were made to other Nabors companies. We also rent top drives and provide top drive installation, repair and maintenance services to our customers.

We manufacture our rig instrumentation systems at our Magnolia, Texas facility. We develop our rig reporting and related software out of our Houston, Texas office. We sell or lease these products to customers within the oil and gas industry, domestically and abroad. We provide mudlogging services within the US lower 48 states and Alaska. Substantial portions of our sales are made to other Nabors companies.

We also provide site and road construction, rig transportation, fluid hauling and related oilfield services in Alaska, principally through our Peak Oilfield Services joint venture. In the US lower 48 states we provide rig transportation and related services through our Peak USA Energy Services subsidiary, primarily to our other operations.

Our offshore support vessels, which operate primarily in the Gulf of Mexico, provide marine transportation of drilling materials, supplies and crews for offshore rig operations and support for other offshore facilities. We also provide offshore logistical support to drilling and workover operations, pipe-laying and other construction, production platforms and geophysical operations. Nabors markets 30 support vessels, including ten Super 200 platform supply vessels, 12 conventional offshore supply vessels, six mini-supply vessels, one oceanographic research vessel and one anchor handling tug supply vessel. Our supply vessels are used as freight-carrying vessels for drill pipe, tubing, casing, drilling mud and other equipment to drilling rigs and production platforms. Lengths for our supply vessels range from 166 to 220 feet. Our mini-supply vessels are used primarily in support of well service and production operations, such as moving offshore pipe, fluids and equipment for offshore workovers. Mini-supply vessel lengths range from 130 to 145 feet. Our research vessel, which is 175 feet in length, is used to carry equipment and personnel necessary to perform oceanographic surveys. Our anchor handling tug supply vessel is used to tow rigs to offshore locations and position anchors of floating drilling rigs and pipe-laying vessels. The vessel is 200 feet long, with 6,140 horsepower, and can also be used as a supply vessel.

Nabors' domestic onshore well-servicing and workover operation also provides production services consisting chiefly of fluid hauling and fluid storage tank rental. The production services assets, located primarily in Texas, consist of over 290 fluid hauling trucks and eight salt water disposal wells, which are utilized for the transportation and disposal of drilling and used completion fluids and salt water produced from operating wells, and approximately 700 fluid storage tanks, which are utilized for the storage of fluids used in the fracturing of producing zones during the completion or workover of wells.

Research and Development

Research and development is not significant to Nabors overall operations, and does not constitute a material part of our business. Nabors' engineers have obtained new patents during the past year and have patent applications pending for new technology associated with drilling activities. Our patents generally cover designs for various types of oilfield equipment and methods for conducting certain oilfield activities. We use some of these designs and methods in the conduct of our business. The patents expire at various times through the year 2019. We also have several trademarks and service marks that we use in various aspects of our business. These include Sundowner®, MASE® and RIGWATCH™. While management believes Nabors' patent and trademark rights are valuable, their expiration or loss would not have a material adverse effect on our financial position or results of operations. The costs associated with our research and development are not material to Nabors.

Customers

Our customers include major oil and gas companies, foreign national oil and gas companies and independent oil and gas companies. No customer provided in excess of 10% of consolidated revenues in 2001 or in 2000.

Competitive Conditions

Although the number of available rigs decreased materially over the past 15 years, the drilling, workover and well-servicing industry remains very competitive. The number of rigs continues to exceed demand in many of our markets, resulting in strong price competition. Many rigs can be readily moved from one region to another in response to changes in levels of activity, which may result in an over supply of rigs in such areas. Many of the total available contracts are currently awarded on a bid basis, which further increases competition based on price. The land drilling, workover and well-servicing market is generally more competitive than the offshore market due to the larger number of rigs and companies. As an enhancement to its competitive position, Nabors has been able to establish strategic alliances with major customers in its domestic onshore, international and Alaska operations. Many smaller competitors may not be able to allocate the resources necessary to enter into such alliances.

In all of our geographic market areas, price and availability and condition of equipment are the most significant factors in determining which drilling contractor is awarded a job. Other factors include the availability of trained personnel possessing the required specialized skills; the overall quality of service and safety record; and domestically, the ability to offer ancillary services. In international markets, experience in operating in certain environments and customer alliances also have been factors in the selection of Nabors.

Certain competitors are present in more than one of Nabors' operating regions, although no one competitor operates in all of these areas. In the US lower 48 states, there are several hundred competitors with smaller national, regional or local rig operations. In domestic land workover/well-servicing, we compete with Key Energy Services, Inc., which owns over 1,400 US workover/well-servicing rigs (according to its public filings), and with numerous other competitors having smaller regional or local rig operations. In the Alaska market, Nabors has three competitors, Doyon Drilling, Inc., Inlet Drilling Alaska Inc. and Nordic Calista Services. In Canada and offshore, Nabors competes with several firms of varying size, many of which have more significant operations in those areas than Nabors. Internationally, Nabors competes directly with various contractors at each location where it operates. Nabors believes that the market for land drilling, workover and well-servicing contracts will continue to be competitive for the foreseeable future. Although Nabors believes it has a strong competitive position in the domestic land drilling, workover and well-servicing sector, certain of our competitors internationally and offshore may be better positioned in certain markets, allowing them to compete more effectively.

Seasonality is not a significant factor with respect to our operations. However, the contract drilling, workover and well-servicing industry has been cyclical historically, with significant volatility in profitability and rig values. This industry cyclicality has been due to changes in the level of domestic oil and gas exploration and development activity and the available supply of drilling rigs. From 1982 until 1996, the contract drilling business was severely impacted by the decline and continued instability in the prices of oil and natural gas following a period of significant increase in new drilling rig capacity. Rising prices in 1997 gave way to a steep decline that continued through 1998 and most of 1999. Although the market improved substantially in 2000 and the first half of 2001, the rapid, severe downturn in the latter half of the year illustrates the dependence of the industry on oil and natural gas prices.

Our manufacturing and logistics segment represents a relatively small part of our business, and we have numerous competitors in each area in which we operate who may have greater resources and may be better positioned than Nabors. Our Canrig subsidiary is one of the six major manufacturers of top drives. Its largest competitors are Varco, Tesco and National Oilwell. EPOCH's largest competitor in the manufacture of rig instrumentation systems is Varco's Totco subsidiary. Mudlogging services are provided by a number of entities that serve the oil and gas industry on a regional basis. EPOCH competes for mudlogging customers with Sperry Sun and Baker Hughes in the Gulf Coast region, California and Alaska. In the US lower 48 states, there are hundreds of rig transportation companies, and there are at least three or four that compete with Peak USA in each of its operating regions. In Alaska, Peak Oilfield Services principally competes with Alaska Petroleum Contractors for road, pad and pipeline maintenance, and is one of many drill site and road construction companies, the largest of which is VECO Corporation. We also compete with numerous offshore support vessel operators in the Gulf of Mexico on the basis of quality of service, price, vessel suitability and availability and reputation.

Acquisitions and Divestitures

Acquisitions

We have grown from a land drilling business centered in Canada and Alaska to an international business with operations on land and offshore in many of the major oil, gas and geothermal markets in the world. At the beginning of 1990, our fleet consisted of 44 land drilling rigs in Canada, Alaska and in various international markets. Today, Nabors' worldwide fleet consists of over 550 land drilling rigs, approximately 745 domestic and 40 international land workover and well-servicing rigs, 42 offshore platform rigs, 16 jackups, three barge rigs, 30 marine transportation and support vessels, and a large component of trucks and fluid hauling vehicles. This growth was fueled in part by strategic acquisitions, as summarized in the following chart:

Date	Acquired or Selling Entity	Assets Acquired(1)	Locations
3/1990	Loffland Brothers Company	63 land drilling rigs; yards; miscellaneous equipment and inventory; financial assets	North Sea, Middle East, Canada, US lower 48, Gulf of Mexico, Venezuela
11/1990	Henley Drilling Co.	11 land drilling rigs	US lower 48, Yemen
6/1993	Grace Drilling Co.	110 land drilling rigs; yards; miscellaneous equipment and inventory	US lower 48
4/1994	MND Drilling	16 land drilling rigs	US lower 48
10/1994	Sundowner Offshore Services, Inc.	15 platform rigs, 1 platform rig under construction, 5 jackup workover rigs, 3 workover and plug and abandonment barges	Gulf of Mexico, International
1994	Various	8 mobile, medium-depth land drilling rigs	US lower 48
1/1995	Delta Drilling Company	30 land drilling rigs (15 SCR, 15,000+ capable depth), yards and office facilities	Texas, Louisiana
4/1996	Exeter Drilling Company	49 shallow and medium-depth land drilling rigs	United States (47), International (2)
4/1996	J.W. Gibson Well Servicing Company(2)	78 workover and well-servicing rigs (10 leased from third parties)	Rocky Mountains, Mid-continent Region
11/1996	EPOCH Well Logging, Inc.	Mudlogging units	Not applicable
12/1996	Noble Drilling Company	47 land drilling rigs (19 operating and 28 stacked); yards; equipment and inventory	United States (38), Canada (9)
1/1997	Adcor-Nicklos Drilling Company	36 land drilling rigs (30 active, 6 stacked, including 14 SCR), equipment, drill pipe, yards, vehicles and support equipment	US lower 48
4/1997	Chesley Pruet Drilling Company	12 land drilling rigs (10 active, 2 stacked, including 9 SCR)	Alabama, Louisiana, Mississippi
4/1997	Samson Rig Company	25 stacked SCR land rigs and large component of equipment	Oklahoma
8/1997	Cleveland Drilling Company, Inc.	7 land drilling rigs (6 active, 1 stacked, including 6 SCR rigs)	California, Nevada
11/1997	VECO Drilling, Inc.; Diamond L	6 land drilling rigs (5 active, 1 stacked, including 3 SCR) and two offshore labor contracts; 3 active mechanical rigs	California, Texas

Date	Acquired or Selling Entity	Assets Acquired(1)	Locations
12/1997	C.A.P.E. International, Inc.	Rig reporting software	Not applicable
5/1998	New Prospect Drilling Company	6 land drilling rigs	Arkansas, Oklahoma
5/1998	Can-Tex Drilling & Exploration, Ltd.	7 land drilling rigs	Alberta, Canada
6/1998	Transocean-Nabors Drilling Technology LLC	Joint interest in a coiled tubing drilling rig; certain technology rights	Alaska
4/1999	Bayard Drilling Technologies, Inc.	87 land drilling rigs (73 actively marketed); significant inventories of new component equipment (e.g., drill pipe, engines and mud pumps); oilfield hauling equipment fleet	Oklahoma, Texas, Louisiana, Arkansas
11/1999	Pool Energy Services Co.	790 land well servicing/ workover rigs (470 actively marketed); 34 land drilling rigs; 25 offshore rigs; 300+ fluid handling trucks; 1,060 storage tanks and 15 salt-water disposal wells; 27 offshore supply vessels	US lower 48, Gulf of Mexico, Alaska, International
12/1999-10/2000	Various	7 offshore supply vessels (including 5 new-builds)	Gulf of Mexico
12/2000	Parker Drilling Company	1 arctic land rig; 1 ball mill unit	Alaska
11/2001	Command Drilling Corporation	15 land drilling rigs (plus one under construction)	Canada
4/2001, 6/2001 and 2/2002	Arabian Jack-up Partnership 1996, Ltd.; Santa Fe International Corporation	Three jackup rigs	International

(1) With the exception of the MND Drilling, Samson Rig Company and jackup rig transactions, all acquisitions of rigs also included substantial quantities of drill collars and drill pipe.

(2) Sold in January 1998.

Nabors has entered into agreements to acquire all of the outstanding common shares of Enserco. See *"Business — Major Developments — Recognizing Opportunity"*. If the transaction is completed, Nabors will acquire over 200 well servicing rigs and 30 drilling rigs located primarily in Canada.

While Nabors continues to examine opportunities, there can be no assurance that attractive rigs or other acquisition opportunities will continue to be available, that the pricing will be economical or that we will be successful in making such acquisitions in the future.

Divestitures

From time to time, we may sell a subsidiary or group of assets outside of our core markets or business, if it is economically advantageous for us to do so. During 2000, we sold one older supply vessel, because it no longer met our fleet profile. In January 1998, Nabors sold its J.W. Gibson Well Service Company subsidiary to Key Energy Group, Inc. (now known as Key Energy Services, Inc.). We acquired Gibson as part of the Exeter Drilling Company acquisition in 1996. Gibson represented Nabors' entry into the domestic well servicing business. However, at the time, Nabors' management did not believe it could establish a significant position in that business, and determined to sell the subsidiary. On completing the sale, we received $20 million plus the value of Gibson's working capital in cash, 100,000 shares of Key Energy common stock and warrants to acquire 265,000 shares of Key Energy common stock at an exercise price of $18 per share, subject to adjustment. We recorded a pre-tax gain on the sale of approximately $16.0 million during 1998. (Nabors exercised the warrants, as adjusted, in January 2000, and acquired 1,673,684 shares of Key Energy stock at an adjusted exercise price of $2.85 per share. Nabors has since sold 834,500 of such shares in market transactions.)

In November 1996, Nabors sold substantially all of its North Sea labor contract operation, which was viewed as having slower growth potential and weaker margins than our other operations, to a subsidiary of Abbot Group plc, a diversified holding company listed on the London Stock Exchange. We received approximately $36 million plus the value of working capital in cash, and warrants to acquire 10.8 million ordinary shares of Abbot Group plc, and recorded a gain of $29.9 million during 1997. We exercised the warrants at various times during 1997 and recorded a gain of $8.8 million from the sale of the underlying shares.

Environmental Compliance

Nabors does not presently anticipate that compliance with currently applicable environmental regulations and controls will significantly change its competitive position, capital spending or earnings during 2002. Nabors has been a party to administrative and legal proceedings with governmental agencies that have arisen under statutory provisions regulating the discharge or potential discharge of material into the environment. Nabors believes it is in material compliance with applicable environmental rules and regulations, and such compliance is not material to the business or financial condition of Nabors.

Employees

As of December 31, 2001, Nabors employed approximately 16,847 persons, of whom approximately 2,000 were employed by unconsolidated affiliates. On October 18, 2000, the National Labor Relations Board confirmed the selection of a collective bargaining representative at our Alaska drilling subsidiary. The unit to be represented is expected to be comprised of approximately 620 members at December 31, 2001 and covers most non-supervisory drilling and related field personnel working on or about our rigs within the State of Alaska. Negotiations with the union commenced in December 2000; however, no agreement has been reached. We anticipate that our relations with the union will be agreeable, and that the formation and continuation of a collective bargaining unit at our Alaska drilling subsidiary will not have any materially adverse impact on the operations of that entity or Nabors as a whole. Certain rig employees in Argentina, Venezuela and Australia are represented by collective bargaining units. We believe our relationship with our employees generally is good.

Item 2. ***Properties***

Information regarding Nabors' rig fleet can be found on pages 30 and 31 of our 2001 Annual Report and is incorporated into this document by reference.

Many of the international drilling rigs and certain of the Alaska rigs in our fleet are supported by mobile camps which house the drilling crews and a significant inventory of spare parts and supplies. In addition, we own various trucks, forklifts, cranes, earth moving and other construction and transportation equipment, which are used to support the drilling and logistics operations.

Nabors and its subsidiaries own or lease executive and administrative office space in Houston, Texas (headquarters); Anchorage, Alaska; Harvey, Houma, Arcadia, New Iberia and Lafayette, Louisiana; Bakersfield, California; Magnolia, Texas; Calgary and Nisku, Alberta, Canada; Sana'a, Yemen; Dubai, U.A.E.; Dhahran, Saudi Arabia; and Anaco, Venezuela. We also own or lease a number of facilities and storage yards used in support of operations in each of our geographic markets. Until December 31, 2000, we also leased from an unrelated party a 65-acre former rig and equipment manufacturing and storage facility in San Angelo, Texas, which includes approximately 245,000 square feet of buildings and other structural facilities. We terminated the lease on December 31, 2000 pursuant to its terms, and have outstanding an irrevocable offer to purchase the facility, pay deferred rent and refund a ground lease prepayment, for an aggregate of $8.6 million. Our former landlord disputes exercise of the purchase option, and the matter is in litigation. We do not expect the outcome of this litigation, if adverse, would have a material effect on Nabors.

Additional information about our properties can be found in Notes 1 and 4 (each, under the caption *"Property, Plant and Equipment"*) and 11 (under the caption *"Operating Leases"*) of the Notes to Consolidated Financial Statements on pages 63, 68 and 75, respectively, of our 2001 Annual Report and is incorporated into this document by reference. The revenues and property, plant and equipment by geographic area for the fiscal years ended December 31, 1999, 2000 and 2001, can be found in Note 15 of the Notes to Consolidated Financial Statements in the table on pages 78 and 79 of our 2001 Annual Report, and are incorporated into this document by reference.

Nabors' management believes that our equipment and facilities are adequate to support our current level of operations as well as an expansion of drilling operations in those geographical areas where we may expand.

Item 3. ***Legal Proceedings***

Information with respect to legal proceedings can be found in Note 11 of the Notes to Consolidated Financial Statements under the caption *"Contingencies"* on page 75 of our 2001 Annual Report and is incorporated into this document by reference.

Item 4. ***Submission of Matters to a Vote of Security Holders***

There were no matters submitted to a vote of Nabors' security holders during the quarter ended December 31, 2001.

PART II

Item 5. ***Market for Registrant's Common Equity and Related Stockholder Matters***

Market and Stock Prices

The information called for by this item can be found under the caption *"Corporate Information — Price of Common Stock"* on page 81 of our 2001 Annual Report and is incorporated into this document by reference.

Dividend Policy

Nabors has not declared or paid any cash dividends on its common stock since 1982. We do not intend to pay any cash dividends on our common stock for the foreseeable future.

Item 6. ***Selected Financial Data***

The information called for by this item can be found under the caption *"Selected Financial Data"* on pages 42 and 43 of our 2001 Annual Report and is incorporated into this document by reference.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The information called for by this item can be found under the caption *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* on pages 44 through 55 of our 2001 Annual Report and is incorporated into this document by reference. In addition, the principal risks associated with Nabors' business are noted below.

Fluctuations in oil and gas prices could adversely affect drilling activity and Nabors' revenues, cash flows and profitability

Nabors' operations are materially dependent upon the level of activity in oil and gas exploration and production. Both short-term and long-term trends in oil and gas prices affect the level of such activity. Oil and gas prices and, therefore, the level of drilling, exploration and production activity can be volatile. Worldwide military, political and economic events, including initiatives by the Organization of Petroleum Exporting Countries, affect both the demand for, and the supply of, oil and gas. Fluctuations during the last few years in the demand and supply of oil and gas have contributed to, and are likely to continue to contribute to, price volatility. Nabors believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity. This would likely result in a corresponding decline in the demand for Nabors' services and could have a material adverse effect on Nabors' revenues, cash flows and profitability. There can be no assurances as to the future level of demand for Nabors' services or future conditions in the oil and gas and oilfield services industries.

Nabors operates in a highly competitive industry with excess drilling capacity, which may adversely affect Nabors' results of operations

The oilfield services industry in which Nabors operates is very competitive. Contract drilling companies compete primarily on a regional basis, and competition may vary significantly from region to region at any particular time. Many drilling, workover and well-servicing rigs can be moved from one region to another in response to changes in levels of activity and provided market conditions warrant, which may result in an oversupply of rigs in an area. In many markets in which Nabors operates, the number of rigs available for use exceeds the demand for rigs, resulting in price competition. Most drilling and workover contracts are awarded on the basis of competitive bids, which also results in price competition. The land drilling market generally is more competitive than the offshore drilling market because there are larger numbers of rigs and competitors.

Certain competitors are present in more than one of Nabors' regions, although no one competitor operates in all of these areas. In the US lower 48 states, there are several hundred competitors with smaller national, regional or local rig operations. In the Alaska market, Nabors has three competitors. In Canada and offshore, Nabors competes with several firms of varying size, many of which have more significant operations in those areas than Nabors. Internationally, Nabors competes directly with various competitors at each location where it operates. Nabors believes that the market for land drilling and workover contracts will continue to be competitive for the foreseeable future. Although Nabors believes it has a strong competitive position in the domestic land drilling, workover and well-servicing sector, certain of the our competitors internationally and offshore may be better positioned in certain markets, allowing them to compete more effectively.

The nature of Nabors' operations presents inherent risks of loss that, if not insured or indemnified against, could adversely affect its results of operations

Nabors' operations are subject to many hazards inherent in the drilling, workover and well-servicing industries, including blowouts, cratering, explosions, fires, loss of well control, loss of hole, damaged or lost drilling equipment and damage or loss from inclement weather. Any of these hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage and damage to the property of others. Nabors' offshore operations are also subject to the hazards of marine operations including capsizing, grounding, collision, damage from heavy weather or sea conditions and unsound bottom conditions. In addition, Nabors' international operations are subject to risks of war, civil disturbances or other political events. Generally, drilling contracts provide for the division of responsibilities between a drilling company and its customer, and Nabors seeks to obtain indemnification from its customers by contract for certain of these risks. To the extent that Nabors is unable to transfer such risks to customers by contract or indemnification agreements, Nabors seeks protection through insurance, which its management considers to be adequate. However, there is no assurance that such insurance or indemnification agreements will adequately protect Nabors against liability from all of the consequences of the hazards described above. The occurrence of an event not fully insured or indemnified against, or the failure of a customer or insurer to meet its indemnification or insurance obligations, could result in substantial losses to Nabors. In addition, there can be no assurance that insurance will be available to cover any or all of these risks, or, even if available, that it will be adequate or that insurance premiums or other costs will not rise significantly in the future, so as to make such insurance prohibitive. This is particularly of concern in the wake of the September 11 terrorist attacks, which adversely affected an already tightening insurance market. It is likely that, in our upcoming insurance renewals, our premiums and deductibles will be higher, and certain insurance coverage either will be unavailable or considerably more expensive than it has been in the recent past (as is expected to be the case for terrorism coverage, for example).

The profitability of Nabors' international operations could be adversely affected by war, civil disturbance or economic turmoil

Nabors derives a significant portion of its business from international markets, including major operations in Canada, the Middle East, Asia and South and Central America. These operations are subject to various risks, including the risk of war, civil disturbances and governmental activities, that may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Nabors has a minor operation in Argentina that has been adversely impacted by the recent economic conditions in that country, but does not believe such impact to be material to its operations or business taken as a whole. In certain countries, Nabors' operations may be subject to the additional risk of fluctuating currency values and exchange controls. In the international markets in which Nabors operates, it is subject to various laws and regulations that govern the operation and taxation of its business and the import and export of its equipment from country to country, the imposition, application and interpretation of which can prove to be uncertain.

Noncompliance with governmental regulation or exposure to environmental liabilities could adversely affect Nabors' results of operations

The drilling of oil and gas wells is subject to various federal, state, local and foreign laws, rules and regulations. The cost to Nabors of compliance with these laws and regulations may be substantial. For example, federal law imposes specific design and operational standards on rigs and platforms. Failure to comply with these requirements could subject Nabors to substantial civil and criminal penalties as well as potential court injunctions. In addition, federal law imposes a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages from such spills. Nabors, as an owner and operator of onshore and offshore rigs and transportation equipment, may be deemed to be a responsible party under federal law. In addition, our well-servicing, workover and production services operations routinely involve the handling of significant amounts of waste materials, some of which are classified as hazardous substances. Our operations and facilities are subject to numerous state and federal environmental laws, rules and regulations, including, without limitation, laws concerning the containment and disposal of hazardous substances, oilfield waste and other waste materials, the use of underground storage tanks and the use of underground injection wells. Nabors generally tries to require its customers to contractually assume responsibility for compliance with environmental regulations. However, Nabors is not always successful in shifting all of these risks nor is there any assurance that the applicable customer will be financially able to bear those risks assumed.

We employ personnel responsible for monitoring environmental compliance and arranging for remedial actions that may be required from time to time and also use outside experts to advise on and assist with our environmental compliance efforts. Costs we incur to investigate and remediate contaminated sites are expensed unless the remediation extends the useful lives of the assets employed at the site. Remediation costs that extend the useful lives of the assets are capitalized and amortized over the remaining useful lives of such assets. Liabilities are recorded when the need for environmental assessments and/or remedial efforts become known or probable and the cost can be reasonably estimated.

Laws protecting the environment generally have become more stringent than in the past and are expected to continue to become more so. Under the Comprehensive Environmental Response, Compensation and Liability Act, also known as CERCLA or Superfund, and related state laws and regulations, liability can be imposed jointly on the entire group of responsible parties or separately on any one of the responsible parties, without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a "hazardous substance" into the environment. Under CERCLA, such persons may be liable for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for the neighboring land owners and other third parties to file claims for personal injury, property damage and recovery of response costs allegedly caused by the hazardous substances released into the environment. We have been notified of our possible responsibility with respect to the cleanup of a federal national priority list site and a state abandoned site, which were formerly operated by parties unrelated to Nabors as oilfield waste disposal facilities. In addition, we have been named as a potentially responsible party with respect to the cleanup of three other sites, which were formerly operated by various parties unrelated to Nabors. Nabors believes that its cost to clean up each of these sites will be less than $100,000. Although at this time information regarding our possible responsibility with respect to cleanup of the federal national priority list site and the state abandoned site has not been fully developed and it is not feasible to predict such outcome with certainty, management is of the opinion that their ultimate resolution should not have a material adverse effect on our financial statements or results of operations.

Changes in federal and state environmental regulations may also negatively impact oil and natural gas exploration and production companies, which in turn could have a material adverse effect on Nabors. For example, legislation has been proposed from time to time in Congress which would reclassify oil and natural gas production wastes as hazardous wastes. If enacted, such legislation could dramatically increase operating costs for domestic oil and natural gas companies and this could reduce the market for our services by making many wells and/or oilfields uneconomical to operate.

With respect to our offshore support vessel operations, we are affected by additional governmental regulations. Under the Merchant Marine Act of 1920, as amended, if persons other than U.S. citizens own in the aggregate in excess of 25% of Nabors' outstanding stock, our U.S. flagged vessels would lose the privilege of engaging in the transportation of merchandise in the U.S. coastwise trade. In addition, federal, state and local regulation, as well as certain international conventions and private industry organizations materially affect our offshore support vessel operations. These regulations govern worker health and safety and the manning, construction and operation of vessels. Private industry organizations establish safety criteria and are authorized to investigate vessel accidents and recommend approved safety standards. The failure to comply with the requirements of any of these laws or the rules or regulations of these agencies and organizations could have a material adverse effect on our offshore support vessel operations.

The Oil Pollution Act of 1990, as amended, contains provisions specifying responsibility for removal costs and damages resulting from discharges of oil into navigable waters or onto the adjoining shorelines. Among other requirements, this law requires owners and operators of vessels over 300 gross tons to provide the U.S. Coast Guard with evidence of financial responsibility to cover the costs of cleaning up oil spills from such vessels. We believe we have provided satisfactory evidence of financial responsibility to the U.S. Coast Guard for all vessels over 300 tons. In addition, the Outer Continental Shelf Lands Act provides the federal government with broad discretion in regulating the leasing of offshore oil and gas production sites. Because our offshore support vessel operations rely on offshore oil and gas exploration and production, if the government were to exercise its authority under this law to restrict the availability of offshore oil and gas leases, such an action could have a material adverse effect on our offshore support vessel operations.

Nabors, as a holding company, depends on its subsidiaries to meet its financial obligations

Nabors is a holding company with no significant assets other than the stock of our subsidiaries. In order to meet our financial needs, Nabors relies exclusively on repayments of interest and principal on intercompany loans made by Nabors to its operating subsidiaries and income from dividends and other cash flow from such subsidiaries. There can be no assurance that Nabors' operating subsidiaries will generate sufficient net income to pay upstream dividends or cash flow to make payments of interest and principal to Nabors in respect of its intercompany loans. In addition, from time to time, Nabors' operating subsidiaries may enter into financing arrangements which may contractually restrict or prohibit such upstream payments to Nabors.

Under existing dividend policy, Nabors does not pay dividends

As part of Nabors' policy, Nabors has not paid any cash dividends on its common stock since 1982. Nabors does not anticipate that it will pay any cash dividends on its common stock in the foreseeable future.

Because Nabors and its option, warrant and convertible securities holders have a considerable number of shares of common stock available for issuance and resale, significant issuances or resales in the future may adversely affect the market price of Nabors common stock

As of March 13, 2002, there were 400,000,000 authorized shares of Nabors common stock, of which 141,044,155 shares were outstanding. In addition, 29,336,596 shares of Nabors common stock were reserved for issuance pursuant to option and employee benefit plans, 237,800 shares of Nabors common stock were reserved for issuance upon the exercise of outstanding warrants and 16,598,005 shares were reserved for issuance upon conversion or repurchase of outstanding zero coupon convertible debentures. In addition, in connection with our recently announced Enserco acquisition, up to 7,150,000 shares of Nabors common stock could be issuable on exchange of the Canadian exchangeable stock and warrants of a subsidiary that may be issued to Enserco warrant holders, shareholders and option holders electing that payment option (assuming all shareholders, other than Nabors affiliates, elect this option; an exchange ratio of US$0.6928 to Cdn.$1.00; an additional consideration component of Cdn.$0.16 per share; and a stock price of $38.07 per Nabors common share). The exercise price of most of the options is substantially lower than the trading prices of Nabors common stock on that date. Certain of the shares to be issued pursuant to the exercise of options may be "restricted securities," as that term is defined in Rule 144 promulgated under the Securities Act. The sale, or availability for sale, of substantial amounts of Nabors common stock in the public market, whether directly by Nabors or due to the exercise of warrants or options (and, where applicable, sales pursuant to Rule 144) or to the conversion into, or repurchase of debentures using, common stock, could adversely affect the prevailing market price of Nabors common stock and could impair our ability to raise additional capital through the sale of equity securities.

Provisions of Nabors' organizational documents may deter a change of control transaction and decrease the likelihood of a stockholder receiving a change of control premium

Nabors' board of directors is divided into three classes of directors, with each class serving a staggered three-year term. In addition, our board of directors has the authority to issue a significant amount of common stock and up to 10,000,000 shares of preferred stock and to determine the price, rights (including voting rights), conversion ratios, preferences and privileges of the preferred stock, in each case without further vote or action by the holders of the common stock. Although Nabors has no present plans to issue shares of common or preferred stock, the classified board and the Nabors board's ability to issue additional shares of preferred stock may discourage, delay or prevent changes in control of Nabors that are not approved by the Nabors board, thereby possibly preventing certain Nabors' stockholders from realizing a possible premium on their shares.

Nabors has a substantial amount of debt outstanding

Nabors had approximately $1.6 billion in debt outstanding at December 31, 2001, resulting in a funded debt-to-capitalization ratio of 0.46:1.00. This ratio is calculated by dividing funded debt by funded debt plus capital. Funded debt is defined as the sum of (1) short-term borrowings, (2) the current portion of long-term obligations and (3) long-term obligations. Capital is defined as stockholders' equity. This ratio is one method for calculating the amount of leverage a company has in relation to its capital.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

The information called for by this item can be found under the caption *"Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Instruments and Market Risk"* on pages 54 and 55 of our 2001 Annual Report and is incorporated into this document by reference.

Item 8. ***Financial Statements and Supplementary Data***

The consolidated financial statements and the notes thereto, together with the report thereon of PricewaterhouseCoopers LLP, appear on pages 56 through 80 of our 2001 Annual Report and are incorporated herein by reference. With the exception of the specific information expressly incorporated into Items 1, 2, 3, 5, 6, 7, 7A, 8 and 14 of this document, the 2001 Annual Report is not deemed to be filed as part of this report.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

None.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

The information called for by this item will be contained in the Nabors Industries, Inc. definitive proxy statement to be distributed in connection with its 2002 annual meeting of stockholders under the captions *"Election of Directors"* and *"Other Executive Officers"* and is incorporated into this document by reference.

Section 16(a) Beneficial Ownership Reporting Compliance. Section 16(a) of the Securities Exchange Act of 1934 requires Nabors' directors and executive officers, and persons who own more than 10% of a registered class of Nabors' equity securities, to file with the Securities and Exchange Commission and the American Stock Exchange initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Nabors. Officers, directors and greater than 10% shareholders are required by Commission regulation to furnish Nabors with copies of all Section 16(a) forms which they file.

To our knowledge, based solely on review of the copies of Forms 3 and 4 and amendments thereto furnished to us during 2001 and Form 5 and amendments thereto furnished to us with respect to the year 2001, and written representations that no other reports were required, all Section 16(a) filings required to be made by Nabors' officers, directors and greater than 10% beneficial owners with respect to the fiscal year 2001 were timely filed, except that Mr. Jack Wexler filed one Form 4 with respect to a single sale transaction in February 2002 (rather than October 2001) and Mr. Martin Whitman filed late two Forms 4 with respect to two separate sale transactions during 2001.

Item 11. ***Executive Compensation***

Except as specified in the following sentence, the information called for by this item will be contained in our 2002 proxy statement under the caption *"Management Compensation"* and is incorporated into this document by reference. Information in Nabors' 2002 proxy statement not deemed to be "soliciting material" or "filed" with the Commission under its rules, including the Report of the Compensation Committee on Executive Compensation, the Report of the Audit Committee and the Five Year Stock Performance Graph, is not deemed to be incorporated by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management***

The information called for by this item will be contained in Nabors' 2002 proxy statement under the caption *"Share Ownership of Management and Principal Shareholders"* and is incorporated into this document by reference.

Item 13. ***Certain Relationships and Related Transactions***

The information called for by this item will be contained in Nabors' 2002 proxy statement under the captions *"Certain Relationships"* and *"Compensation Committee Interlocks and Insider Participation"* and is incorporated into this document by reference.

PART IV

Item 14. ***Exhibits, Financial Statement Schedules, and Reports on Form 8-K***

(a) The following documents are filed as part of this report:

(1) The consolidated financial statements of Nabors Industries, Inc. and subsidiaries, and notes thereto, are incorporated herein by reference from our 2001 Annual Report commencing from the respective page numbers indicated:

	Page No.
Report of Independent Accountants	56
Consolidated Balance Sheets	57
Consolidated Statements of Income	58
Consolidated Statements of Cash Flows	59
Consolidated Statements of Changes in Stockholders' Equity	60
Notes to Consolidated Financial Statements	62

(2) *Financial Statement Schedules*

	Page No.
Report of Independent Accountants on Financial Statement Schedule	S-1
Schedule II — Valuation and Qualifying Accounts	S-2

All other supplemental schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the financial statements or related notes.

(b) *Exhibits*

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of Nabors Industries, Inc. dated March 4, 1997 (Incorporated by reference to the exhibits to Form 10-Q, File No. 1-9245, filed May 16, 1997)
3.2	Amendment to Restated Certificate of Incorporation of Nabors Industries, Inc. dated June 7, 2000 (Incorporated by reference to exhibits to Form 8-K, File No. 1-9245, filed June 22, 2000)
3.3	Restated By-Laws of the Nabors Industries, Inc. adopted December 4, 1997 (Incorporated by reference to the exhibits to Form 10-K, File No. 1-9245, filed December 29, 1997)
4.1	Indenture dated as of March 1, 1999 between Nabors Industries, Inc., as Issuer, and Norwest Bank Minnesota, National Association, as Trustee, in connection with $325,000,000 aggregate principal amount of 6.80% Notes due 2004 (Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-3, Registration No. 333-25233, filed March 5, 1999)

Exhibit Number	Description
4.2	Supplemental Indenture No. 1 dated as of March 1, 1999 between Nabors Industries, Inc., as Issuer, and Norwest Bank Minnesota, National Association, as Trustee, in connection with the 6.80% Notes (Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-3, Registration No. 333-25233, filed March 5, 1999)
4.3	Indenture dated as of March 31, 1998 among Pool Energy Services Co., the guarantors named therein and Marine Midland Bank, as trustee, with respect to $150,000,000 aggregate principal amount of 8⅝% Senior Subordinated Notes due 2008, Series A and B (Incorporated by reference to the exhibits to Form 10-K, File No. 1-9245, filed March 30, 2000)
4.4	Supplemental Indenture dated as of March 31, 1998 among Pool Energy Services Co., the guarantors named therein and Marine Midland Bank, as trustee (Incorporated by reference to the exhibits to Form 10-K, File No. 1-9245, filed March 30, 2000)
4.5	Second Supplemental Indenture dated as of December 1, 1999 among Nabors Holding Company (formerly Pool Energy Services Co.), the guarantors named therein and HSBC Bank USA (formerly Marine Midland Bank), as trustee (Incorporated by reference to the exhibits to Form 10-K, File No. 1-9245, filed March 30, 2000)
4.6	Third Supplemental Indenture dated as of February 14, 2000 among Nabors Holding Company, the guarantors named therein and HSBC Bank USA (Incorporated by reference to the exhibits to Form 8-K dated February 2, 2000, File No. 1-9245, filed February 24, 2000)
4.7	Indenture dated as of June 20, 2000 between Nabors Industries, Inc. and Bank One, N.A., as Trustee, in connection with $825,000,000 original principal amount of Zero Coupon Convertible Senior Debentures due 2020 (Incorporated by Reference to the exhibits to Form 8-K, File No. 1-9245, filed June 22, 2000)
4.8	Form of Debenture (contained in Exhibit 4.7)
4.9	First Supplemental Indenture dated July 5, 2000 between Nabors Industries, Inc. and Bank One, N.A., as Trustee, in connection with the Zero Coupon Convertible Senior Debentures due 2020 (Incorporated by reference to Registration Statement on Form S-3, Registration No. 333-44532, filed August 25, 2000)
4.10	Registration Rights Agreement dated as of June 15, 2000 between Nabors Industries, Inc. and the initial purchaser of the Zero Coupon Convertible Senior Debentures due 2020 (Incorporated by reference to the exhibits to Form 8-K, File No. 1-9245, filed June 22, 2000)
4.11	Indenture dated as of February 5, 2001 between the Nabors Industries, Inc. and Bank One, N.A., as Trustee, in connection with $1,382,200,000 principal amount at maturity of Zero Coupon Convertible Senior Debentures due 2021 (Incorporated by reference to Exhibits to Form 10-K, File No. 1-9245, filed March 30, 2001)
4.12	Form of Debenture (contained in Exhibit 4.11)
4.13	Registration Rights Agreement dated as of January 31, 2000 between Nabors Industries, Inc. and the initial purchaser of the Zero Coupon Convertible Senior Debentures due 2021 (Incorporated by reference to Exhibits to Form 10-K, File No. 1-9245, filed March 30, 2001)
10.1†	1993 Stock Option Plan for Non-Employee Directors (Incorporated by reference to Registration Statement on Form S-8, Registration No. 33-87322, filed December 29, 1994)
10.2†	1994 Executive Officers Stock Plan (Incorporated by reference to Registration Statement on Form S-8, Registration No. 333-11313, filed September 3, 1996)
10.3†	1996 Employee Stock Plan (Incorporated by reference to Registration Statement on Form S-8, Registration No. 333-11313, filed September 3, 1996)
10.4†	1994 Executive Stock Option Agreement effective December 28, 1994 between Nabors Industries, Inc. and Eugene M. Isenberg (Incorporated by reference to the exhibits to Form 10-K, File No. 1-9245, filed December 29, 1996)
10.5†	1994 Executive Stock Option Agreement effective December 28, 1994 between Nabors Industries, Inc. and Anthony G. Petrello (Incorporated by reference to the exhibits to Form 10-K, File No. 1-9245, filed December 29, 1996)

Exhibit Number	Description
10.6†	1994 Executive Stock Option Agreement effective December 28, 1994 between Nabors Industries, Inc. and Richard A. Stratton (Incorporated by reference to the exhibits to Form 10-K, File No. 1-9245, filed December 29, 1996)
10.7†	Employment Agreement effective October 1, 1996 between Nabors Industries, Inc. and Eugene M. Isenberg (Incorporated by reference to the exhibits to Form 10-Q, File No. 1-9245, filed May 16, 1997)
10.8†	Employment Agreement effective October 1, 1996 between Nabors Industries, Inc. and Anthony G. Petrello (Incorporated by reference to the exhibits to Form 10-Q, File No. 1-9245, filed May 16, 1997)
10.9†	Employment Agreement effective October 1, 1996 between Nabors Industries, Inc. and Richard A. Stratton (Incorporated by reference to the exhibits to Form 10-K, File No. 1-9245, filed December 29, 1997)
10.10†	Nabors Industries, Inc. 1996 Chairman's Executive Stock Plan (Incorporated by reference to the exhibits to Form 10-K, File No. 1-9245, filed December 29, 1997)
10.11†	Nabors Industries, Inc. 1996 Executive Officers Stock Plan (Incorporated by reference to the exhibits to Form 10-K, File No. 1-9245, filed December 29, 1997)
10.12†	Nabors Industries, Inc. 1996 Executive Officers Incentive Stock Plan (Incorporated by reference to the exhibits to Form 10-K, File No. 1-9245, filed December 29, 1997)
10.13†	Nabors Industries, Inc. 1997 Executive Officers Incentive Stock Plan (Incorporated by reference to the exhibits to Form 10-K, File No. 1-9245, filed December 29, 1997)
10.14	Form of Indemnification Agreement entered into between Nabors Industries, Inc. and the directors and executive officers identified in the schedule thereto (Incorporated by reference to the exhibits to Form 10-K, File No. 1-9245, filed December 29, 1997)
10.15	Underwriting Agreement dated March 4, 1999 between Nabors and the underwriters named therein (Incorporated by reference to the exhibits to Post-Effective Amendment No. 1 to Registration Statement on Form S-3, Registration No. 333-25233, filed March 5, 1999)
10.16†	Nabors Industries, Inc. 1998 Employee Stock Plan (Incorporated by reference to the exhibits to Form 10-K dated December 31, 1998, File No. 1-9245, filed March 31, 1999)
10.17†	Nabors Industries, Inc. 1998 Chairman's Executive Stock Plan (Incorporated by reference to the exhibits to Form 10-K dated December 31, 1998, File No. 1-9245, filed March 31, 1999)
10.18†	Nabors Industries, Inc. 1999 Stock Option Plan for Non-Employee Directors (Incorporated by reference to the exhibits to Form 10-K dated December 31, 1998, File No. 1-9245, filed March 31, 1999)
10.19†	Amendment to Nabors Industries, Inc. 1999 Stock Option Plan for Non-Employee Directors
10.20	1999 Pool Employee/Director Option Exchange Plan
10.21	Plan with respect to Options Originally Granted by Bayard Drilling Technologies, Inc. and Assumed by Nabors Industries, Inc.
11	Computation of Per Share Earnings
12	Computation of Ratios of Earnings to Fixed Charges
13(1)	2001 Annual Report of Nabors Industries, Inc.
21	Significant Subsidiaries of Nabors Industries, Inc.
23	Consent of Independent Accountants
99.1	Credit Agreement among Nabors Industries, Inc., the subsidiary borrowers thereto, Bank of America National Trust and Savings Association, Wells Fargo Bank (Texas) National Association and the other financial institutions party thereto dated September 5, 1997 (Incorporated by reference to the Exhibits to Form 10-K, File No. 1-9245, filed December 29, 1997)

Exhibit Number	Description
99.2	Waiver and First Amendment to Credit Agreement dated as of March 19, 2001 (Incorporated by reference to the Exhibits to Form 10-K, File No. 1-9245, filed March 30, 2001)
99.3	Waiver and Second Amendment to Credit Agreement dated as of June 1, 2001

(1) With the exception of the specific information expressly incorporated into Items 1, 2, 3, 5, 6, 7, 7A, 8 and 14 of this document, the 2001 Annual Report is not deemed to be filed as part of this report.

† Management contract or compensatory plan or arrangement

(c) *Reports on Form 8-K*

- Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2002 with regard to the proposed reincorporation from Delaware to Bermuda.
- Report on Form 8-K filed with the Securities and Exchange Commission on January 25, 2002 with regard to the fourth quarter 2001 earnings release.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, as of March 18, 2002.

NABORS INDUSTRIES, INC.

By: /s/ ANTHONY G. PETRELLO
Anthony G. Petrello
President and Chief Operating Officer

By: /s/ BRUCE P. KOCH
Bruce P. Koch
Vice President — Finance
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ EUGENE M. ISENBERG Eugene M. Isenberg	Chairman and Chief Executive Officer	March 18, 2002
/s/ ANTHONY G. PETRELLO Anthony G. Petrello	President and Chief Operating Officer	March 18, 2002
/s/ RICHARD A. STRATTON Richard A. Stratton	Vice Chairman	March 18, 2002
/s/ JAMES L. PAYNE James L. Payne	Director	March 18, 2002
/s/ HANS SCHMIDT Hans Schmidt	Director	March 18, 2002
/s/ MYRON M. SHEINFELD Myron M. Sheinfeld	Director	March 18, 2002
/s/ JACK WEXLER Jack Wexler	Director	March 18, 2002
/s/ MARTIN J. WHITMAN Martin J. Whitman	Director	March 18, 2002

GLOSSARY OF DRILLING TERMS

Abandonment: To stop production of a well and plug the wellbore to prevent any possible future leakage into fresh water.

Barge Rig: A drilling rig that is placed on a towed barge for shallow inland water, swamp and river applications.

Block: Any assembly of pulleys on a common framework; in mechanics, one or more pulleys mounted to rotate on a common axis. The crown block is an assembly of pulleys mounted on beams at the top of the derrick or mast. The drilling line is passed through the grooved wheel on the pulley of the crown block alternately with the pulleys of the traveling block, which is raised and lowered in the derrick or mast by the drilling line.

Blowout: An uncontrolled expulsion of oil, natural gas or water (usually brine) from a well into the atmosphere.

Blowout Preventer (BOP): A stack of heavy-duty valves placed on top of the casing to control well pressure during drilling.

Bottomhole Pressure: Pressure exerted upward by the reservoir formation.

Cantilever Jackups: Jackups that have the derrick package mounted on steel arms that can be extended out from the hull of the rig. Extension allows for the positioning adjacent to a platform rig for development drilling.

Cased Hole: A wellbore in which casing has been installed and cemented.

Casing: Steel pipe that is installed in the wellbore to protect from cave-in and the migration of formation fluids into the wellbore, or communication between zones.

Cementing: Filling the space between the casing and the wellbore walls with cement to support the casing, and seal between zones.

Christmas Tree: An assembly of valves for flow control of production fluids or gasses installed at the top of the casing.

Completion: To finish a well and prepare it for production.

Conductor Casing or Conductor Pipe: Wide-diameter casing installed at the surface prior to rigging up to prevent caving.

Coring: Taking a sample of the formation or rock to determine its geologic properties.

Crown Block: Stationary pulley system used to raise or lower drilling equipment for the derrick. Supports the traveling block.

Crude Oil: Unrefined petroleum.

Dayrate: The daily rate paid by an operator to a drilling contractor under a daywork contract.

Daywork Contract: Drilling contractor is paid by the day. Customer carries majority of the operating risk so long as the drilling contractor meets the basic standards of equipment and personnel performance specified by the contract. (See also turnkey and footage contracts.)

Derrick: A steel mast used to support the drill string or drilling equipment such as casing.

Drawworks: Power equipment used for the hoisting of the drilling string via the derrick. Consists of a spool wrapped with wire rope positioned to the side of the derrick with wire traveling up the crown block.

Drill Bit: A tool located at the end of the drill string used for cutting or boring.

Drill Collars: Heavy walled steel pipe added to the drill string between the drill pipe and drill bit for additional downward pressure.

Drill Pipe: Steel pipe used to conduct fluids and torque down to the drill bit. Typically 30 feet in length.

Drill Stem: All members in the assembly used for rotary drilling from the swivel to the bit, including the kelly, the drill pipe and tool joints, the drill collars, the stabilizers, and various specialty items.

Drill String: An assembly consisting of drill pipe, drill collars and a drill bit. The drill string serves as a conduit for fluid circulation and torque from the power source.

Dry Hole: An unsuccessful exploratory well.

Electric Rig (SCR): A drilling rig that uses diesel generators to supply power to separate electric motors to power each of the rig's components (silicon-controlled rectifier).

Exploration Well: A well drilled to either search for an undiscovered pool of hydrocarbons or to define the limits of the hydrocarbon-bearing formation.

Field: An area representing a group of producing oil and/or natural gas wells.

Footage Contracts: Operator and contract driller agree to a fixed price per foot drilled.

Formation: A strata of rock that is composed mainly of the same type of rock.

Hook: A large, hook-shaped device from which the swivel is suspended. It is designed to carry maximum loads ranging from 100 to 650 tons and turns on bearings in its supporting housing.

Hook load: The weight of the drill stem that is suspended from the hook.

Horizontal drilling: Deviation of the wellbore at least 80° from vertical so that the wellbore penetrates a productive formation in a manner parallel to the formation.

Hydrocarbons: Organic compounds of hydrogen and carbon atoms providing the basis of all petroleum products. Hydrocarbons exist in a solid, liquid or gaseous state.

Independent Leg Jackups: Jackups with open-truss steel legs with large steel cylinders (spud cans) attached at the bottom for sea floor penetration and stability.

Jackup Rig: Bottom supported offshore drilling rig consisting of a floating platform that is towed on locations and jacked up above the water on three or four legs. The platform supports the drilling derrick, equipment and crew quarters. (See also independent leg, mat-supported, cantilever and slot jackups.)

Kelly: A four- or six-sided pipe at the top of the drill string through which rotation is parted.

Kelly Bushing: A cage with V & square faced rollers which fits the kelly in parting rotation while slowing up and down movement. The kelly pipe fits inside the kelly bushing, which fits inside the master bushing, which fits inside the rotary table. The rotary table creates the torque that is transmitted through the kelly down the drill pipe to the drill bit (versus a top drive system which foregoes all of such components).

Liner: A string of pipe used to case an open hole below an existing casing.

Log: A recording of data.

Mat-Supported Jackups: Jackups with cylindrical steel legs attached to a flat base. Ideally suited for soft, muddy sea floors.

Mechanical Rig: A drilling rig where the power generated from combustion engines (diesel) is distributed mechanically (shafts, sprockets, chains and clutches) to the various components of the rig.

Mud: The liquid circulated through the wellbore during rotary drilling operations. In addition to its function of bringing cuttings to the surface, drilling mud cools and lubricates the drill bit and the drill stem, protects against blowouts by holding back subsurface pressures, and deposits a mud cake on the wall of the wellbore to prevent loss of fluids to the formation.

Mud Logging: The recording of information derived from examination and analysis of formation cuttings made by the bit and of mud circulated out of the hole.

Mud Pump: A large high-pressure pump used to circulate the mud on a drilling rig.

Mud Tank: One of a series of open tanks, usually made of steel plate, through which the drilling mud is cycled to remove sand and fine sediments. Also called mud pits.

Operator: Organization that obtains (buys or leases) the right to drill and produce oil and/or natural gas from the owner of a specified location. The operator of an oil or gas well or field.

Operator — Independent: A person or relatively small organization that engages in the drilling, producing and selling of oil and gas, but has no pipeline or other means of transportation or refining.

Operator — Integrated (Majors): A larger organization typically engaged in the drilling, production, transportation and refining of oil and natural gas, as well as the retail sales of oil and gas refined products.

Operator — National Oil Company: State-owned organization typically engaged in the drilling, production, transportation and refining of oil and natural gas, as well as the retail sales of oil and gas refined products.

Organization of Petroleum Exporting Countries (OPEC): An organization formed in 1960 for the intent of negotiating the price and production levels of oil. There are currently twelve members including Saudi Arabia, Kuwait, Iran, Qatar, United Arab Emirates, Algeria, Libya, Nigeria, Venezuela, Indonesia, the Neutral Zone (the area between Saudi Arabia and Kuwait) and Iraq.

Permeability: The measure of conductivity of fluids through the pores of rock.

Petroleum: A natural occurring solid, liquid or gaseous substance in the earth containing hydrogen and carbon in various mixtures. Term often refers to oil and does not include natural gas or gas liquids such as propane or butane.

Platform: A drilling and production platform that is supported by a truss of steel members (a jacket) secured to the ocean floor.

Platform Rig: Mobile drilling rig packages mounted on production platforms.

Plugging a Well: To stop the flow of hydrocarbons and/or water by filling the wellbore with cement when the well is abandoned.

Reservoir: A porous, permeable, subsurface rock formation containing trapped oil, natural gas, or water.

Rig: The derrick or mast, drawworks and attendant surface equipment of a drilling unit.

Rig Year: A measure of the number of equivalent rigs operating during a given period. It is calculated as the number of days rigs are operating divided by the number of days in the period. For example, one rig operating 182.5 days during a 365-day period represents .5 rig years, and 100 rigs operating for 33,000 cumulative days, during a 365-day period would equal 90.4 rig years (33,000 divided by 365).

Rotary Drilling: A drilling method in which a hole is drilled by a rotating bit to which a downward force is applied. The bit is fastened to and rotated by the drill stem, which also provides a passageway through which the drilling fluid is circulated.

SCR: See "Electric Rig".

Slot Jackups: Jackups that have the drilling derrick mounted over a slot in the hull and cannot be used over adjacent structures.

Spudding the Well: The initiation of the drilling of a well.

Swivel: A rotary tool that is hung from the rotary hook and the traveling block to suspend the drill stem and to permit it to rotate freely. It also provides a connection for the rotary hose and a passageway for the flow of drilling fluid into the drill stem.

Tool Joints: Heavy duty steel couplings used to connect lengths of drill pipe.

Top Drive: A powered swivel connected directly into the drill stem to provide the necessary torque for the drill bit. Replaces the conventional rotary table and hangs from the hook attached to the traveling block. Allows three lengths of drill pipe to be tripped in and out at a time, and provides makeup and breakup power for the assembly of the drill pipe lengths as well. Generally considered to save time over the rotary table assembly.

Torque: A force that causes or attempts to cause a rotation or torsion.

Traveling Block: Block hanging from the derrick supporting the drill string as it "travels" up and down as it raises and lowers the drill string into the wellbore.

Trip: When drill string is pulled and returned to the wellbore.

Turnkey Contract: Drilling contractor agrees to drill a well to the operator's specifications for a fixed lump sum fee. The contractor carries the majority of the operating risk. (See also dayrate and footage contracts.)

Utilization: A measure of the portion of the available rig or vessel fleet, as applicable, in use during a given period. It is calculated as rig (or vessel) years divided by total rigs (or vessels) available. For example, if the equivalent rigs (or vessels) years are 100 and the available fleet is 200, the utilization rate is 50%.

Vessel Year: A measure of the number of equivalent vessels operating during a given period. It is calculated as the number of days vessels are operating divided by the number of days in the period. For example, one vessel operating 182.5 days during a 365-day period represents .5 vessel years.

Wellbore (Well): The hole created when drilling that serves as the passageway between the surface and the reservoir.

Wellhead: Flow control equipment located at the top of the casing string at the surface of the wellbore.

Well-servicing: Maintenance work on a producing well to improve its flow rate. Service typically involves repairing equipment installed during drilling, completion or workover, but may include addition of new equipment. Well-servicing jobs usually take less than 48 hours to complete.

Wildcat: An exploratory well drilled in an area unknown or unproven area.

Workover: Essentially, refurbishment of a well to improve its flow rate. Workover includes any of several operations on a well to restore or increase production when a reservoir stops producing at the rate it should. Many workover jobs involve treating the reservoir rock, rather than the equipment in the well. Workover jobs typically take a few days to several weeks to complete.

REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
of Nabors Industries, Inc.:

Our audits of the consolidated financial statements referred to in our report dated January 23, 2002, except for Note 16, as to which the date is March 18, 2002, appearing in the 2001 Annual Report to Shareholders of Nabors Industries, Inc. (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 10-K), also included an audit of the financial statement schedule listed in Item 14(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

Houston, Texas
January 23, 2002

NABORS INDUSTRIES, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2001, 2000, and 1999

(In thousands)	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
2001					
Allowance for doubtful accounts	$5,381	$20,757	$ —	$(3,772)(1)	$22,366
Inventory reserve	5,595	527	—	(1,814)(2)	4,308
2000					
Allowance for doubtful accounts	$4,988	$ 2,343	$ 213	$(2,163)(1)	$ 5,381
Inventory reserve	5,219	391	—	(15)(2)	5,595
1999					
Allowance for doubtful accounts	$3,932	$ 1,391	$1,395	$(1,730)(1)	$ 4,988
Inventory reserve	5,226	6	—	(13)(2)	5,219

(1) Uncollected receivables written off, net of recoveries.

(2) Inventory reserves written off.

EXHIBIT INDEX

Exhibit Number	Exhibit
10.19†	— Amendment to Nabors Industries, Inc. 1999 Stock Option Plan for Non-Employee Directors
10.20	— 1999 Pool Employee/Director Option Exchange Plan
10.21	— Plan with respect to Options Originally Granted by Bayard Drilling Technologies, Inc. and Assumed by Nabors Industries, Inc.
11	— Computation of Per Share Earnings
12	— Computation of Ratios of Earnings to Fixed Charges
13(1)	— 2001 Annual Report of Nabors Industries, Inc.
21	— Significant Subsidiaries of Nabors Industries, Inc.
23	— Consent of Independent Accountants
99.3	— Waiver and Second Amendment to Credit Agreement dates as of June 1, 2001

(1) With the exception of the specific information expressly incorporated into Items 1, 2, 3, 5, 6, 7, 7A, 8 and 14 of this document, the 2001 Annual Report is not deemed to be filed as part of this report.

† Management contract or compensatory plan or arrangement

AMENDMENT TO THE 1999 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS

Effective January 22, 2002 that Section 2 of the 1999 Stock Option Plan for Non-Employee Directors (the "Plan") is hereby amended to read as follows:

2. *Shares Subject to the Plan.* Subject to the adjustment as provided in Article 7, the total number of shares of common stock, $.10 par value (the "Common Stock") of the Company for which options may be granted under the Plan shall be 1,500,000 Shares of Common Stock (the "Shares"). The Shares shall be shares currently authorized but unissued or currently held or subsequently acquired by the Company as treasury shares, including shares purchased in the open market or in private transactions. If any option granted under the Plan expires or terminates for any reason without having been exercised in full, the Shares subject to, but not delivered under, such option may become available for the grant of other options under the Plan. To the extent that Shares are delivered to pay the exercise price of an option, the number of Shares so delivered shall again be available for grant under the Plan.

NABORS INDUSTRIES, INC.
1999 POOL EMPLOYEE/DIRECTOR OPTION EXCHANGE PLAN

1. *Purpose.*

(a) *General.* The purpose of the 1999 Pool Employee/Director Option Exchange Plan (the "Plan") is to grant to former employees and non-employee directors of Pool Energy Services Co. ("Pool") or its subsidiaries who hold options to purchase shares of Pool common stock ("Pool Options") pursuant to certain stock option plans of Pool, options to acquire common stock, $.10 par value per share (the "Nabors Common Stock") of Nabors Industries, Inc. ("Nabors" or the "Company) in exchange for their existing Pool Options, upon the terms and conditions of the Plan. The grant of Nabors options shall be effective, and the Pool Options shall terminate and expire, on the date (the "Acquisition Date") the merger (the "Merger") of Starry Acquisition Corp. with and into Pool pursuant to the terms and conditions of the Agreement and Plan of Merger dated as of January 10, 1999, as amended, among Nabors, Starry Acquisition Corp. and Pool (the "Merger Agreement"), becomes effective.

(b) *Effective Date.* The Plan shall be effective on the Acquisition Date. The Plan shall remain effective until ten years after Acquisition Date, or such earlier date as the Company's Board of Directors (the "Board") shall determine.

2. *Administration.*

(a) *General.* The Plan shall be administered by an independent committee (the "Committee") appointed by the Board, as provided below.

(b) *Committee Structure and Authority.* The Committee shall be appointed from time to time by the Board and shall consist of not fewer than two members. The Board shall designate one of the members of the Committee as the Committee Chairman. The initial members of the Committee shall be Jack Wexler, Chairman, and Myron M. Sheinfeld. All members of the Committee shall be "disinterested persons" as defined by Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "34 Act") or any successor thereto and "outside directors" as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended ("IRC"), and the regulations issued thereunder. The Committee shall hold its meetings at such times and places as it may determine. A majority of its members shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members. Any decision or determination reduced to writing and signed by all members shall be effective as if made by a majority vote at a meeting duly called and held. The Committee may appoint a secretary (who need not be a member of the Committee). Service on the Committee shall constitute service as a director of Nabors for all purposes.

(c) *Committee Discretion.* For purposes of administration, the Committee, subject to the terms of the Plan, shall have final authority to establish such rules and regulations, and take such other administrative actions as it deems necessary or advisable. All determinations and interpretations made by the Committee shall be final, conclusive and binding on all persons, including persons awarded options ("Optionees") hereunder, and their legal representatives and beneficiaries.

(d) *Committee Liability.* No member of the Committee shall be liable for any act or omission with respect to his or her services on the Committee, if he or she acts in good faith and in a manner he or she reasonably believes to be in or not opposed to the best interests of the Company.

3. *Eligibility.*

The persons who shall be eligible to participate in the Plan shall be those persons (i) who were employed by, or served as non-employee directors of, Pool or any subsidiary; (ii) who, on the Acquisition Date immediately prior to the Merger, held validly granted, unexpired Pool Options, whether vested or unvested; and (iii) who have elected the Roll-Over Alternative or the Retirement Roll-Over Alternative pursuant to Section 2.5(a) of the Merger Agreement ("Covered Persons").

4. *Stock Subject to the Plan.*

(a) *Stock Authorized.* There shall be available for the grant of options under the Plan equal to the aggregate number of such shares issuable to all Covered Persons under the Roll-Over Alternative, not to exceed 1,466,010 shares of Nabors Common Stock.

(b) *Adjustment of Shares.* The amount of shares that are subject to option grants are subject to the following adjustments.

(i) If any change is made in the Nabors Common Stock whether through merger, consolidation, reorganization, recapitalization, stock dividend, stock split, combination of shares, rights offerings, change in corporate structure of the Company, or otherwise, appropriate adjustments will be made (A) to the number or type of securities subject to and reserved for issuance under the Plan; and (B) in order to prevent dilution or enlargement of the rights of Optionees, to the number or type of option grants and the exercise price subject to outstanding options.

(ii) The provisions of this paragraph 4(b) shall apply to any unexercised options.

(c) *Registration, Listing and Qualification of Shares of Nabors Common Stock.* Each option grant shall be subject to the requirements that, if at any time the Nabors Common Stock covered thereby is not registered, listed or qualified with or by any securities exchange or under any federal or state law, and (i) if the Committee shall determine that such registration, listing, qualification, consent or approval, of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the option grant or the purchase of shares of Nabors Common Stock thereunder, no such option may be exercised, unless and, until such registration, listing, qualification, consent or approval shall have been obtained or (ii) if the Board shall determine that such registration, listing, qualification, consent or approval of any governmental regulatory body is not necessary and/or not desirable as a condition of, or in connection with, the option grant or the purchase of shares of Nabors Common Stock thereunder, the Board may impose any conditions upon the exercise of such options as it shall deem necessary or desirable in view of such determination and no such option may be exercised, unless and until such conditions have been satisfied. Without limiting the foregoing, the Company may require that any person exercising an option grant shall make such representations and agreements and furnish such information as it deems appropriate to assure compliance with the foregoing or any other applicable legal requirement.

(d) *Release of Shares.* If any options to acquire shares of Nabors Common Stock that have been granted cease to be subject to a grant, if any options to acquire shares of Nabors Common Stock that are subject to any grant are forfeited, if any grant otherwise terminates without issuance of shares of Nabors Common Stock being made to the Optionee, or if any shares of Nabors Common Stock that were previously issued under the Plan are received in connection with the exercise of an option, such shares no longer shall be available for distribution in connection with option grants under the Plan, shall cease to be reserved for issuance under the Plan, and shall resume the status of authorized but unissued shares of the Company.

(e) *Stockholders Rights.* Neither an Optionee nor his or her legal representatives, legatees or distributees, shall have any of the rights or privileges of a stockholder of the Company by virtue of a grant of an option, except with respect to any shares of Nabors Common Stock actually issued or transferred of record and delivered to one of the aforementioned persons.

5. *Option Grants.*

(a) *General.* The Committee shall have the authority to grant options under the Plan in accordance with the provisions hereof.

(b) *Terms and Conditions of Options.* Grants of options under the Plan shall be evidenced by an agreement, which shall embody the terms and conditions of such grants and which shall be subject to the terms and conditions set forth in the Plan. The terms and conditions of the grants pursuant to this Plan shall be as follows:

(i) *Number of Shares.* Each option grant shall state the number of shares of Nabors Common Stock to which it pertains. Each Pool Option outstanding on the Acquisition Date shall terminate and expire, and the Committee shall grant to each Covered Person options to acquire whole shares of Nabors Common Stock equal to the number of shares of Pool common stock for which the corresponding Pool Options were exercisable, multiplied by 1.025, rounded up to the nearest whole number of shares of Nabors Common Stock.

(ii) *Option Exercise Price.* The option exercise price shall equal the exercise price per share of the corresponding Pool Option, divided by 1.025 (rounding the resulting exercise price up to the nearest whole cent). The option price is to be paid, upon exercise, in cash or, in the discretion of the Committee, in options or shares of the Company to be valued at Fair Market Value (as defined below) at the time of exercise.

(iii) *Fair Market Value.* For purposes of the Plan, the Fair Market Value per share of Nabors Common Stock (and an option to purchase one share of Nabors Common Stock) shall be the last sale on the date of reference, or, in the case no sale takes place on such date, the average of the closing high bid and low asked prices, in either case on the principal national securities exchange on which the Nabors Common Stock is listed or admitted to trading or, if the Nabors Common Stock is not listed or admitted to trading on any national securities exchange, the last sale price reported on the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") on such date, or the average of the closing high bid and low asked prices of the Nabors Common Stock in the over-the-counter market reported on NASDAQ on such date, whichever is applicable or, if there are not such prices reported on NASDAQ on such date, then as furnished to the Committee by any New York Stock Exchange member selected from time to time by the Committee for such purpose. If there is no bid or asked price reported on any such date, the market value shall be determined by any other appropriate method selected by the Committee.

(iv) *Option Period.* The period for exercise of an option (the "Option Period") shall be the same as the period for exercise of the corresponding Pool Option. Options may be exercisable in installments during the Option Period. Any shares of Nabors Common Stock not purchased on any applicable installment date may be purchased thereafter at any time before the expiration date of the Option Period.

(v) *Exercise of Options.* In order to exercise an option, the Optionee shall deliver to Nabors written notice specifying the number of shares of Nabors Common Stock to be purchased, together with a certified or bank cashier's check payable to the order of Nabors in the full amount of the purchase price therefor; provided, however, that the Committee may, in its discretion, allow such payments to be made in whole or in part in Nabors Common Stock delivered, or options surrendered, by the Optionee valued at the Fair Market Value of such Nabors Common Stock.

If the Optionee so requests, shares of Nabors Common Stock purchased upon exercise of an option may be issued in the name of the Optionee or another person. An Optionee shall not have any of the rights of a stockholder until the shares of Nabors Common Stock are issued to him or her. An option may not be exercised for less than the lesser of (A) ten shares of Nabors Common Stock, or (B) the number of shares of Nabors Common Stock remaining subject to such option.

(vi) *Vesting.* All options granted pursuant to this Plan shall be fully vested on the date of grant.

(vii) *Effect of Termination of Employment or Service.* If an Optionee has ceased to be in the employ of the Company or its subsidiaries (including but not limited to Pool or its subsidiaries) or to serve as a non-employee director of Pool, (A) by reason of death or permanent disability (as defined in Section 22(e)(3) of the IRC, as amended) or by a bona fide voluntary resignation by the Optionee (as determined in the sole discretion of the Committee) which provides at least two weeks' notice of resignation (or longer period if required by other written arrangement) any outstanding vested options on the date of termination may be exercised by the Optionee (or the Optionee's heirs, devisees or legatees) until the applicable expiration date of each option granted to the Optionee; or (B) for any other reason (including termination by the Company, Pool or the employing subsidiary with or without cause), any outstanding options, whether or not vested, may not be exercised after the Optionee's date of termination and shall be forfeited; provided, however, in its sole discretion the Committee may extend the time to exercise any option to a period ending on its applicable expiration date.

(viii) *Nontransferability of Options.* Except as otherwise determined by the Committee in its discretion, (A) options shall be exercisable only by the Optionee and (B) no option shall be transferable other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the IRC or Title I of the Employee Retirement Income Security Act, or the rules thereunder. The designation of a beneficiary by an Optionee shall not constitute a transfer.

(ix) *Wrongful Conduct.* If the Board or any committee of the Board, prior to or following the date an Optionee ceases for any reason whatsoever to be an employee of the Company or its subsidiaries (including but not limited to Pool or its subsidiaries) or to serve as a non-employee director of Pool, and after full consideration of the facts, find by majority vote that the Optionee has engaged in fraud, embezzlement, theft, commission of a felony, dishonesty or any other conduct inimical to the Company or its subsidiaries, the Optionee shall forfeit all unexercised options, whether or not vested. The decision of the Board or of such committee shall be final.

(x) *Other Terms and Conditions.* The Committee may impose such other terms and conditions, not inconsistent with the terms hereof, on the grant or exercise of options, as it deems advisable; provided, such terms and conditions are not inconsistent with the terms of the Merger Agreement.

6. *Change in Control/Extraordinary Transaction.* The Committee, in its discretion, shall have the authority to make provisions in its grant agreements to address vesting and other issues arising in connection with a change in control.

7. *Amendments and Termination.* Either the Board or the Committee may amend or terminate the Plan at any time, but no amendment or termination shall be made which would impair the rights of the Optionee without his or her consent. Any amendment made by the Committee shall be subject to approval or rejection of the Board. The Committee may amend the terms of any grant, prospectively or retroactively, except that no such amendment shall impair the rights of the Optionee. The Committee may also substitute new stock options for previously granted stock options, including previously granted stock options having higher option prices, but no such substitution shall be made which would impair the rights of the Optionee under such stock option theretofore granted without the Optionee's consent. Subject to the above provisions, the Board shall have authority to amend the Plan to make changes that are consistent with the purpose of the Plan or to take into account changes in law and tax and accounting rules, as well as other developments and to make grants which qualify for beneficial treatment under such rules without stockholder approval.

8. *Miscellaneous.*

(a) *Other Actions.* Nothing contained in the Plan shall be construed to limit the authority of the Company to exercise its corporate rights and powers, including but not limited to, the right of the Company to award stock or grant options for proper corporate purposes other than under the Plan to any employee or other person, firm, corporation or association.

(b) *Governing Laws.* The Plan and all rights and obligations thereunder shall be construed in accordance with and governed by the laws of the State of Delaware.

(c) *Withholding of Taxes.* No option may be exercised unless the Optionee has paid, or has made provision, satisfactory to the Committee for payment of federal, state and local income taxes, or any other taxes (other than stock transfer taxes), which the Company may be obligated to withhold. The Committee may authorize that shares of Nabors Common Stock or options be applied toward the payment of withholding taxes.

(d) *No Right to Continuance of Employment or Service.* Nothing in the Plan or in any grant pursuant to the Plan shall confer on any Covered Person any right to continue in the employ of or service to the Company or any of its subsidiaries or interfere in any way with the right of the Company or a subsidiary to terminate his or her employment or service at any time.

(e) *Loans or Installment Payments.* The Committee may, in its discretion, assist any Optionee in the exercise of options including satisfaction of any federal, state and local income and employment tax obligations arising therefrom, by authorizing the extension of a loan from the Company to such Optionee. The terms of any loan and the method of payment (including the interest rate and terms of repayment) shall be upon such terms as the Committee deems appropriate under the circumstances. Loans may be authorized with or without security or collateral.

(f) *Headings.* The headings contained in this Plan are for reference purposes only and shall not affect the meaning or interpretation of this Plan.

(g) *Severability.* If any provision of this Plan shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereby, and this Plan shall be construed as if such invalid or unenforceable provision were omitted.

(h) *Successors and Assigns.* This Plan shall inure to the benefit of and be binding upon each successor and assign of the Company. All obligations imposed upon an Optionee, and all rights granted to the Company hereunder, shall be binding upon the Optionee's heirs, legal representatives and successors.

(i) *Entire Agreement.* This Plan and any Agreement entered into with an Optionee shall constitute the entire agreement with respect to the subject matter thereof, provided that in the event of any inconsistency between the Plan and the Agreement, the terms and conditions of the Agreement shall control.

PLAN WITH RESPECT TO OPTIONS ORIGINALLY GRANTED BY BAYARD DRILLING TECHNOLOGIES, INC. AND ASSUMED BY NABORS INDUSTRIES, INC.

[Note: The following excerpt from the Agreement and Plan of Merger dated October 19, 1998, as amended, by and among Nabors Industries, Inc., Nabors Acquisition Corp. VII and Bayard Drilling Technologies, Inc., together with the Nabors Industries, Inc. 1998 Employee Stock Option Plan comprise the Plan, with Respect to Options Originally Granted By Bayard Drilling Technologies, Inc. and Assumed By Nabors Industries, Inc.]

At the Effective Time each outstanding Company Stock Option . . . to purchase shares of Company Common Stock, by virtue of the Merger and without further action on the part of the Company or the holder of any Company Stock Option, shall be converted into an option to purchase Parent Common Stock ("Parent Stock Option") exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock covered by Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio rounded up to the nearest whole number of shares of Parent Common Stock, and the per share exercise price for the shares of Parent Common Stock issuable upon the exercise of such Parent Stock Options shall be equal to the quotient determined by dividing (i) the amount obtained by subtracting (a) the Cash Consideration from (b) the exercise price per share of Company Common Stock specified for such Company Stock Option under the applicable Company Stock Option plan or agreement immediately prior to the Effective Time, by (ii) the Exchange Ratio (rounding the resulting exercise price up to the nearest whole cent). The date of grant of the Parent Stock Option shall be the date on which Company Stock Option was originally granted. Parent shall reserve for issuance the number of shares of Parent Common Stock that will become issuable upon the exercise of Parent Stock Options pursuant to this Section . . . . The Parent Stock Options granted pursuant hereto shall have the same schedule of vesting and same period for exercise as applies to Company Stock Options granted prior to the date of this Agreement; provided, however, that, with respect to the employee holders of Company Stock Options . . . who are still employed by the Company immediately prior to the Effective Time, should such an employee holder be terminated by the Surviving Corporation without cause during the one-year period immediately following the Effective Time, then the number of Parent Stock Options received by such employee holder in exchange for such employee holder's Company Stock Options in accordance with this Section . . . shall immediately and fully vest upon such termination. Except as otherwise expressly provided herein, the Parent Stock Options shall be subject to the terms and conditions of Parent's 1998 Employee Stock Option Plan . . . and consistent with this Section, the form of stock option agreement shall be Parent's standard form as in effect on [October 18, 1998].

The capitalized terms used in the preceding paragraph have the following meanings:

Cash Consideration: $0.30 in cash.

Company: Bayard Drilling Technologies, Inc., a Delaware corporation.

Company Common Stock: The common stock, par value $.01 per share, of the Company.

Company Stock Option: Options or similar rights to receive or acquire 1,296,600 shares of Company Common Stock granted on or prior to August 21, 1998, pursuant to employee incentive or benefit plans, programs and arrangements and nonemployee director plans.

Effective Time: The effective time of filing of the certificate of Merger with the Secretary of State of the State of Delaware in accordance with Delaware law, being 9:00 a.m. on April 7, 1999.

Exchange Ratio: 0.3375 shares of Parent Common Stock per share of Company Common Stock.

Merger: The merger in accordance with the General Corporation Law of the State of Delaware of Nabors Acquisition Corp. VII with and into Bayard Drilling Technologies, Inc., pursuant to which Bayard became a wholly owned subsidiary of Nabors Industries, Inc.

Parent: Nabors Industries, Inc., a Delaware corporation.

Parent Common Stock: The common stock, par value $.10 per share, of Parent.

Surviving Corporation: Bayard Drilling Technologies, Inc., as the surviving corporation in the Merger.

EXHIBIT 11

NABORS INDUSTRIES, INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31,		
	2001	2000	1999
	(In thousands, except per share amounts)		
Basic:			
Weighted average number of shares outstanding	144,430	144,344	111,395
Income before extraordinary gain	$347,792	$135,474	$ 27,704
Extraordinary gain, net of income taxes of $5,672 and $1,154, respectively	9,658	1,882	—
Net income	$357,450	$137,356	$ 27,704
Earnings per share:			
Before extraordinary gain	$ 2.41	$ .94	$ .25
Extraordinary gain, net	.07	.01	—
Net income	$ 2.48	$ .95	$ .25
Diluted:			
Weighted average number of shares outstanding	144,430	144,344	111,395
Net effect of dilutive stock options and warrants based on the treasury stock method	6,697	8,073	9,054
Assumed conversion of our zero coupon convertible senior debentures	17,663(1)	—(2)	—
Total	168,790	152,417	120,449
Income before extraordinary gain	$347,792	$135,474	$ 27,704
Extraordinary gain, net of income taxes of $5,672 and $1,154, respectively	9,658	1,882	—
Net income	357,450	137,356	27,704
Add interest expense on assumed conversion of our zero coupon convertible senior debentures, net of tax	20,055(1)	—(2)	—
Total	$377,505	$137,356	$ 27,704
Earnings per share:			
Before extraordinary gain	$ 2.18	$ .89	$ .23
Extraordinary gain, net	.06	.01	—
Net income	$ 2.24	$ .90	$ .23

(1) Diluted earnings per share for 2001, reflects the assumed conversion of our $825.0 million and $1.381 billion zero coupon convertible senior debentures, as the conversion in that period would have been dilutive.

(2) Diluted earnings per share for 2000, does not reflect the assumed conversion of our $825.0 million zero coupon convertible senior debentures, as this conversion would be anti-dilutive.

NABORS INDUSTRIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,		
	2001	2000	1999
	(In thousands, except ratio amounts)		
Income before income taxes and extraordinary gain	$542,282	$226,707	$45,629
Add fixed charges as adjusted (from below)	63,774	37,655	31,165
Earnings	$606,056	$264,362	$76,794
Fixed charges:			
Interest expense:			
Interest on indebtedness	$ 22,921	$ 28,122	$30,088
Capitalized	1,609	2,021	154
Amortization of debt related costs(1)	37,801	7,248	307
Interest portion of rental expense	3,052	2,285	770
Fixed charges before adjustments	65,383	39,676	31,319
Less capitalized interest	(1,609)	(2,021)	(154)
Fixed charges as adjusted	$ 63,774	$ 37,655	$31,165
Ratio (earnings divided by fixed charges before adjustments)	9.27	6.66	2.45

(1) Includes deferred financing, discount and premium amortization

NBR

NABORS INDUSTRIES

AR01

(GLOBE LOGO)

A world of **ability.**
profitability
adaptability
reliability
sustainability
maneuverability
capability

Cover

(GLOBE LOGO)

A WORLD OF ABILITY

Nabors is able to cost effectively drill more wells in more places with a higher degree of safety than anyone else. We call this...

Ability

[Picture of Wrench]

[02-03]

Profitability

(GLOBE LOGO)

A penny saved can be a dollar leveraged — Profitability is more than just producing income that exceeds expenses. It's recruiting and retaining the best people, maintaining high-quality assets, adopting technology and fostering productivity, all the while keeping a firm grip on controlling costs. That's why Nabors is consistently profitable.

Adaptability

(GLOBE LOGO)

An animal of a different color — Adaptability is the demonstrated ability to change as the environment changes. Nabors has adapted to even the most subtle changes in our markets by rapidly reducing costs, controlling capital expenditures, recognizing opportunities and making timely investments. Our innate ability to react in such a fashion stems largely from our solid financial position, multitude of markets and access to low-cost capital.

[04-05]

(Picture of Chameleon on Equipment)

(Picture of Work Boots)

[06-07]

Reliability

(GLOBE LOGO)

Walking the walk instead of talking the talk — A company is deemed to be reliable when it consistently meets or exceeds the expectations of its constituencies. Nabors has developed this reputation by delivering superior returns over the long term for investors, by providing a safe and dependable working environment for employees, and by consistently improving the quality of the services we provide to our customers.

Sustainability

(GLOBE LOGO)

You can't keep a good company down — Sustainability is achieved when superior long-term performance transcends short-term fluctuations in the market. Nabors has constructed a plan that consistently delivers sustained growth in earnings potential, dependable profitability, superior returns on capital and ever-increasing shareholder value.

[08-09]

(Picture of Blue Print Illustrating Nabors' "Competitive Advantage Plan")

(Picture of worker holding a twisted coil)

[10-11]

Maneuverability

(GLOBE LOGO)

Flexibility that works up, down and all around — Maneuverability stems from having flexibility, both financially and operationally. Financial flexibility is attained when liquidity and access to low-cost capital meet or exceed a company's needs. Operational flexibility is derived from having a global infrastructure that allows us to deploy assets at minimal cost as required. These elastic positions have allowed Nabors to make timely decisions that enhance our earnings potential in all phases of the market cycle.

Capability

(GLOBE LOGO)

"Opportunity is missed by most people because it is dressed in overalls and looks like work." — Capability is readily defined as the ability to accomplish an objective in a timely fashion. By providing our customers with the right people, on the right rig, in the right place, at the right time, Nabors defines the term as it applies to oilfield drilling, even more so, by integrating value-added services from our subsidiaries in manufacturing, technology and logistics.

[12-13]

(Picture of oilfield services employees)

DRILLER OF CHOICE

(GLOBE LOGO)

[14-15]

A World of Ability

By virtually every measure, the year 2001 was the best in the Company's history, nearly doubling our previous best performance in 1997 and demonstrating once again the significant upside the Company enjoys in a strong market. Earnings per share rose to $2.24, a dramatic improvement over the prior year's $0.90, and return on capital employed reached 18 percent.

The record year stemmed primarily from a very strong market for our natural gas-directed businesses, specifically Canada, offshore and US Lower 48 land drilling, and from an equally strong market for our more oil-directed US land well-servicing business. This performance is particularly noteworthy considering that our Alaskan and international businesses lagged until the end of the year and North American gas activity contracted sharply beginning in July.

The strong natural gas market during the first half of the year was the result of a protracted tightening of the supply-demand balance. This was perpetuated by the drilling hiatus of 1998-99 and exacerbated by strong demand from a surprisingly robust economy. Moreover, a colder than normal winter, following five consecutive warmer than normal winters, provided the catalyst for a spike in natural gas demand, which led to rapid escalation in the price.

While high natural gas prices fueled a sharp increase in drilling utilization and margins, they soon had an adverse effect on many elements of industrial demand, particularly petrochemicals, and that portion of electric generation that could utilize more economical fuels. Concurrent with this was [16-17] a general contraction in the nation's economy. Collectively, they caused downward pressure on gas prices as demand abated, leading to a sharp reduction in drilling activity.

Internal investment and acquisitions again played important roles in enabling the Company to prosper during the robust market that prevailed for much of the year. Our acquisition of Pool Energy Services and Bayard Drilling Technologies during the depressed market of 1999 added to our Alaska, US Land, offshore and international fleets while adding new business lines such as US well-servicing and marine transportation, the results from which were additive to our record year. The late-year acquisition of Command Drilling in Canada and the deployment of two jackup rigs acquired earlier in the year had only minimal influence on our 2001 results, but should have a significant positive impact on future performance.

The year also yielded numerous opportunities for internal investments directed at expanding our capacity and enhancing our safety and efficiency. The most significant of these was in our US Lower 48 drilling operation where we reactivated over 110 rigs to meet increasing demand. Many of these rigs incorporated substantial upgrades to accommodate new drilling technologies, the benefits of which are improved drilling efficiency and economy for our customers. These rigs were placed in service at a fraction of the cost of newly constructed ones and are yielding good returns. We also upgraded and redeployed a number of rigs in our Alaskan and international markets and built new rigs in our offshore and Canadian units, all for long-term contracts.

[18-19]

Other attractive investment opportunities arose during the year that allowed us to increase shareholder value by reducing both debt and the number of shares outstanding. We took advantage of the weak financial market for our securities by repurchasing 6.2 million shares of common stock and $157 million in book value of our convertible notes. These note repurchases were at a substantial discount to our carrying cost and further reduced by two million our diluted share count.

Safety remained our highest priority at Nabors in 2001. The Company and its employees posted an impressive performance in a highly volatile and challenging environment. Over the course of the year, we hired a significant number of employees to staff rigs activated during the strong market experienced during the first half of the year. When the market dropped precipitously mid-year, we were forced to lay off many of these employees to keep costs in line. As in past contractions, we were able to retain sufficient field-level supervisory personnel, such that we can efficiently double our current number of rigs operating. This also poses formidable challenges from a safety standpoint, but our record actually improved, proving the effectiveness of our training, policies and procedures. This also speaks well of our people and reflects the Company's commitment to safety and raising the quality of our assets and our operations.

Nabors began the new year by proposing to shareholders a plan of reorganization which is designed to improve our global position. In essence, the plan will establish Nabors as a Bermuda company and should facilitate growth in our international businesses, improve access to foreign capital markets and lower our effective worldwide tax rate.

[20-21]

Going forward, we expect 2002 results to fall short of our 2001 performance but still approximate our previous best year of 1997. This expectation is derived from the strength of our international business, both onshore and offshore, following our late-year deployment of a number of rigs, all for long-term contracts. Further fueling our optimism is the high volume of international bidding opportunities we continue to process. We also expect to see year-to-year improvement in our Canadian operation, which will see the full benefit of the fleet expansion that accompanied our mid-November acquisition of Command Drilling and the pending acquisition of Enserco Energy Service Company. Robust exploration, coupled with increased development of peripheral fields, also bodes well for our Alaskan operations.

The outlook for the remainder of our US businesses remains uncertain, at least through the first half of the year. The precipitous decline in US gas-directed activity appears to be abating, but the timing of the inevitable upturn still lacks clarity.

We remain convinced that North American natural gas-directed activity is in the midst of a brief downturn in an otherwise enduring upward trend. Our belief in the longer-term upward nature of this market emanates from the accelerating rates of gas depletion at a time when gas is increasingly preferred due to its environmental compatibility and stable supply. A decade ago, natural gas depletion rates approximated 15 percent, which represents the amount gas production would have declined had no new gas wells been drilled. Recent estimates have this year's depletion rate approaching 30 percent.

[22-23]

This poses significant challenges for our customers on several fronts. First, they must replace a larger portion of their gas production every year. Second, they are confronted with the increased cost, difficulty and lead times involved in finding and developing incremental supplies. Third, volatile gas prices dramatically affect cash flow, wreaking havoc with their ability to plan and sustain the necessary level of drilling activity. This is most evident in the current soft market, which stems from our customers' abrupt curtailment of drilling expenditures in response to lower gas prices. This does serve to preserve their financial liquidity however, which will enable them to respond more quickly to the inevitable recovery.

The recovery, whenever it occurs, will find Nabors better positioned than ever to generate superior returns to our shareholders. Last year's rig reactivation program in the US combined with multiple rig deployments internationally and offshore, the recent company and asset acquisitions, the refinements in our costs and the enhancements to our capital structure all serve to boost our earnings potential. The magnitude of that potential will become increasingly evident as the market improves.

Thank you for your continuing support and for the confidence in us your investment implies. We look forward to reporting new successes in the very near future.

Sincerely,

EUGENE M. ISENBERG
Chairman and Chief Executive Officer

[24-25]

NBR

(Picture of Mr. Stratton, Mr. Isenberg & Mr. Petrello)

Richard A. Stratton	Eugene M. Isenberg	Anthony G. Petrello
Vice Chairman	*Chairman and Chief Executive Officer*	*President and Chief Operating Officer*

FINANCIAL HIGHLIGHTS

Operating Data	Year Ended December 31, 2001	2000	1999	1998	Twelve Months Ended December 31, 1997 (Unaudited)	Year Ended September 30, 1997	1996	1995	1994	1993
	(In thousands, except per share amounts)									
Operating revenues and Earnings from unconsolidated affiliates	$2,158,044	$1,364,614	$642,264	$968,157	$1,115,032	$1,029,303	$719,743	$572,788	$484,268	$419,406
Depreciation and amortization	189,896	152,413	99,893	84,949	72,350	66,391	46,117	31,042	26,241	22,434
Income derived from operating activities	535,711	217,375	58,408	182,338	195,348	154,761	77,099	58,555	9,299	38,257
Net income	357,450	137,356	27,704	124,988	136,020	114,808	70,500	51,104	1,350	38,558
Net income per diluted share	$ 2.24	$ .90	$ .23	$ 1.16	$ 1.24	$ 1.08	$ .75	$ .57	$ .02	$ .50
Weighted average number of diluted shares outstanding	168,790	152,417	120,449	112,555	113,793	111,975	93,752	89,655	85,620	77,806
Capital expenditures and acquisitions of businesses	$ 784,925	$ 300,637	$667,517	$313,464	$ 381,009	$ 396,668	$174,483	$144,560	$ 62,907	$ 84,752

[26-27]

Balance Sheet Data	As of December 31, 2001	2000	1999	1998	As of December 31, 1997 (Unaudited)	As of September 30, 1997	1996	1995	1994	1993
	(In thousands, except ratio data)									
Cash and short-term marketable securities	$ 541,612	$ 336,251	$ 111,666	$ 23,450	$ 12,606	$ 11,044	$104,027	$ 15,334	$ 45,232	$ 70,458
Working capital	700,816	524,437	195,817	36,822	62,571	70,872	172,091	33,892	77,248	113,653
Long-term marketable securities	377,025	214,702	—	23,890	29,529	42,279	11,839	9,645	20,266	—
Property, plant and equipment, net	2,433,247	1,821,392	1,669,466	1,127,154	923,402	861,393	511,203	393,464	283,141	270,865
Total assets	4,151,915	3,136,868	2,398,003	1,465,907	1,281,306	1,234,232	871,274	593,272	490,273	493,927
Long-term obligations	1,567,616	854,777	482,600	217,034	226,299	229,507	229,504	51,478	61,879	73,109
Stockholders' equity	$1,857,866	$1,806,468	$1,470,074	$ 867,469	$ 767,340	$ 727,843	$457,822	$368,750	$317,424	$307,583
Funded debt to capital ratio	0.46:1	0.32:1	0.25:1	0.26:1	0.27:1	0.27:1	0.35:1	0.20:1	0.21:1	0.24:1
Net funded debt to capital ratio	0.26:1	0.15:1	0.20:1	0.17:1	0.20:1	0.20:1	0.21:1	0.09:1	0.02:1	0.04:1

Geographic Distribution of Revenues and Assets	Year Ended December 31, 2001	2000	1999	1998	Twelve Months Ended December 31, 1997 (Unaudited)	Year Ended September 30, 1997	1996	1995	1994	1993
	(In thousands)									
Operating revenues and Earnings from unconsolidated affiliates:										
United States	$1,813,462	$1,085,232	$439,131	$692,636	$ 867,999	$ 797,319	$503,622	$383,376	$299,278	$224,401
Foreign	344,582	279,382	203,133	275,521	247,033	231,984	216,121	189,412	184,990	195,005
	$2,158,044	$1,364,614	$642,264	$968,157	$1,115,032	$1,029,303	$719,743	$572,788	$484,268	$419,406

	As of December 31, 2001	2000	1999	1998	As of December 31, 1997 (Unaudited)	As of September 30, 1997	1996	1995	1994	1993
	(In thousands)									
Total assets:										
United States	$3,282,429	$2,651,463	$1,917,751	$1,068,193	$ 958,026	$ 897,453	$593,014	$348,248	$287,390	$277,945
Foreign	869,486	485,405	480,252	397,714	323,280	336,779	278,260	245,024	202,883	215,982
	$4,151,915	$3,136,868	$2,398,003	$1,465,907	$1,281,306	$1,234,232	$871,274	$593,272	$490,273	$493,927

AREAS OF OPERATIONS

(World map with pins illustrating locations of Nabors' operations)

Availability

Nabors operates a large, high-quality and diverse fleet of land and offshore rigs worldwide and possesses the majority of the remaining industry capacity. As a result, we are uniquely suited to meet our customers' needs wherever they occur — quickly and economically.

[28-29]

Rig Fleet Status [30-31]

As of March 2002

Land Rig Fleet	< 10,000′			10,000′-14,999′			15,000′-19,999′			20,000′ or >			Total		
	Mech	SCR	Total	Mech	SCR	Total	Mech	SCR	Total	Mech	SCR	Total	Mech	SCR	Total
Southern Division															
East Texas	0	0	0	8	4	12	8	28	36	1	10	11	17	42	59
South Texas	0	0	0	4	1	5	4	9	13	8	16	24	16	26	42
Gulf Coast	0	0	0	0	1	1	3	3	6	2	22	24	5	26	31
Southwest Division															
Wyoming	0	2	2	8	2	10	4	3	7	0	2	2	14	9	23
North Dakota	0	0	0	7	0	7	10	1	11	0	0	0	17	1	18
West Texas	0	0	0	9	0	9	4	5	9	2	5	7	15	10	25
California	0	7	7	0	5	5	0	4	4	0	7	7	4	17	21
Mid-Continent	7	0	7	20	3	23	17	6	23	6	12	18	50	21	71
Subtotal US Lower 48 Active	7	9	16	56	16	72	50	59	109	19	74	93	138	152	290
Stacked inventory	37	6	43	29	4	33	15	8	23	3	10	13	84	28	112
Total US Lower 48	44	15	59	85	20	105	65	67	132	22	84	106	222	180	402
Alaska															
North Slope	0	0	0	3	1	4	0	3	3	0	9	9	3	13	16
Kenal/Cook Inlet	0	0	0	1	0	1	1	1	2	0	1	1	2	2	4
Total Alaska	0	0	0	4	1	5	1	4	5	0	10	10	5	15	20
Canada	14	2	16	12	10	22	2	6	8	0	6	6	28	24	52
International Land															
Latin America	8	0	8	23	2	25	4	4	8	0	4	4	35	10	45
Middle East/Africa/CIS	3	4	7	8	8	16	1	7	8	0	8	8	12	27	39
Joint Ventures	0	0	0	0	1	1	4	2.5	6.5	0	1	1	4	4.5	8.5
Total International Land	11	4	15	31	11	42	9	13.5	22.5	0	13	13	51	41.5	92.5
Total Global Land Fleet	69	21	90	132	42	174	77	90.5	167.5	22	113	135	306	260.5	566.5

Offshore Rig Fleet	Concentric	< 750 HP	Sundowner®	>750HP	Super Sundowner®	MASE®	Self-Elevating	API	Barge	Jackup	Total
Gulf of Mexico	3	3	8	3	4	2	4	5	3	9	44
Alaska							1				1
California							1				1
International				2	4	1	1			6.5	14.5
Total Global Offshore Fleet	3	3	8	5	8	3	7	5	3	15.5	60.5

US Land Well-Servicing Rigs	< 300 HP	300-400 HP	400-500 HP	500 HP and >	Total
California	61	71	57	3	192
Central	14	111	144	35	304
Stacked	34	159	37	19	249
Total US Land Well-Servicing	109	341	238	57	745

Alaska

Nabors Alaska Drilling experienced one of its best years ever in 2001, even though utilization only approximated 60 percent.

The company continued to diversify and broaden its customer base with additional work from new operators in the region. Our engineering and construction staff had an especially busy year as several rigs were modified or upgraded in preparation for new contracts.

A full year's contributions from a rig on BP's North Star Island and one on Forest Oil's Osprey Platform had a significant impact on the company's performance in 2001. We also landed two significant rig contracts in support of technically challenging exploration programs. The first is a multi-year contract for Anadarko for a rig that will be drilling on multiple exploratory sites across the North Slope. The second is for a 3,000 hp rig relocated from Wyoming that is currently completing the first of potentially several extended-reach wells from a shore location in Kenai to a target some four miles offshore in Cook Inlet. Nabors also benefited from the contributions of a labor contract in Cook Inlet.

Going forward,this unit expects to continue a steady level of activity with an ongoing high level of exploration coupled with continuing development of multiple peripheral fields. A full year's contributions from the Anadarko and Forest contracts, plus two additional labor contracts and several short term drilling projects should result in a modestly better year, more than offsetting some curtailment of more mature development projects.

(Picture of Alaska rig)

[32-33]

Canada

Like many other parts of the company, this business unit experienced a record year in 2001, driven primarily by deep gas exploration and development where Nabors is well positioned.

Utilization and pricing were strong for the first three quarters, but falling gas prices weakened the market considerably in the fourth quarter, especially for smaller rigs. Two high profile customer mergers also had a negative influence on activity since they curtailed their drilling programs for several months. Notwithstanding these mergers and the drop in commodity prices, this business had exceptional performance, thus demonstrating its underlying strength.

The outlook for this operation in 2002 remains quite positive, despite a weaker outlook for the Canadian rig market in general. This stems from the incremental contribution of two acquisitions we have undertaken in Canada since November 2001. The acquisition of Command Drilling and the pending acquisition of Enserco Energy Service Company will more than double the Nabors fleet, to 82 drilling rigs and over 200 well-servicing rigs. The quality of these additional assets and the experience and talent of the employees from these entities further enhance Nabors' position in Canada, preparing the company to participate even more aggressively at every level of this market.

In the last few years, our business in Canada has become even more strategic to Nabors for several reasons. First, Canada continues to increase in relative importance as a source of incremental gas supply for North America. Second, an improved provincial and national tax structure makes Canada an even more attractive investment alternative. Third, a number of our larger US Lower 48 customers are increasing their presence in Canada.

(Picture of rig drilling in Canadian Rockies)

(Picture of rig shot from inside the drilling floor, looking up)

US Land Drilling

In 2001 increased demand for gas-directed drilling far outstripped the available supply of rigs, sparking the best year in Nabors Drilling USA's history.

Nabors responded by activating an average of eight rigs per month for the first half of the year, with the company's total active rig count rising to a high of 262 in July before declining. As gas prices softened, this decline became precipitous with the rig count falling to 115 by year end.

The rollercoaster demand for rigs was mirrored in the workforce, with the head count rising to 8,200 before falling to 3,500 at year end. The upturn posed several problems for the company, not the least of which was training numerous inexperienced people to staff rigs. Yet in spite of this volatile environment, the company's OSHA recordable incidence rate actually dropped by 25 percent, a reflection of Nabors' constant focus on safety and our financial commitment to it.

The outlook for 2002 is for a modest decline in utilization and a further drop in average margins during the first half of the year, with improvement anticipated in the second half if the expected upturn materializes. While our Southern Division markets are soft, California, West Texas and the Rockies have all remained relatively stable, supporting our view that the rate of decline in utilization and margins has slowed and the bottom is likely in the second quarter.

Nabors made a significant investment in rig refurbishment in 2001 that was funded with operating cash flow. The net effect is that at current activity levels, this unit now has 180 modern, fully refurbished, ready to run rigs that can be brought to market with virtually no capital costs. When combined with recent investments in both safety and management training, the company is even better positioned to manage expansion and to compete even more effectively when the inevitable upturn occurs.

[34-35]

(Picture of rig)

International

A year of robust bidding resulted in numerous contract awards, fueling a solid performance for this unit in 2001.

The fourth quarter was particularly strong, driven by increasing contributions from these new contracts.

Continued investment in personnel and equipment positioned the company for greater safety, efficiency and economy. The rig management system was enhanced, with new policies, procedures and systems contributing to higher quality and greater customer satisfaction. An aggressive training effort continues to reduce our OSHA recordable incidence rate.

The outlook for the land portion of our business is excellent, with incremental contributions expected from the mid-2001 commencement of a number of contracts in Algeria, Saudi Arabia and Latin America. We also expect to startup two more land rigs for long-term contracts in Saudi Arabia and one in Yemen by mid-year. Additionally, strong continuing bid flow indicates the potential for additional contributions in the Caspian region, Russia and selected areas of Latin America.

Offshore Our markets were very active all year with virtually full utilization of the entire fleet. In the Arabian Gulf, our Ocean Master VIII jackup returned to work mid-year, while two of our newly acquired jackups commenced work late in the fourth quarter on long-term contracts for Saudi Aramco. In Brazil, Super Sundowner XII continued to work on a multi-year program, while the Dolphin 111 offshore jackup worked eight months for a US-based operator, after which it was redeployed for Petrobras at a better rate.

Trinidad was another active area, with the Super Sundowner® X working the full year and the Ranger VII jackup employed for nine months before returning to the US Gulf of Mexico. Our MASE® rig 801 also worked through the early part of the year before undergoing extensive modification, returning to Trinidad in October to commence a long-term contract. Additional contributions came from rigs working on ongoing contracts offshore Italy, Australia and West Africa. Other notable developments included the construction and December deployment of the new Super Sundowner XVIII on a five-year contract offshore West Africa, and the acquisition of a third jackup that is currently undergoing upgrades before being deployed. When combined with potential opportunities in Malaysia, Brunei, Trinidad, Venezuela, Brazil and India, we have every reason to believe that 2002 will be very good.

Training will remain a high priority for this unit particularly as activity picks up. We expect a further reduction in our recordable incidence rate as a result of our continued commitment to safety, and a recently implemented management training program should further reduce turnover and improve operational efficiency while better equipping us to manage growth.

(Picture of offshore rig)

US Offshore

A year of mixed results would characterize the performance of Nabors Offshore Corporation's activity in the US Gulf of Mexico in 2001.

The Super Sundowners were fully employed the entire year, several on Spar-type platforms, reflecting their versatility and validating our prior year's investment in upgrading these rigs for deepwater applications. Two of our four API rigs continued to work all year, as did our two MASE® rigs, but the utilization of the balance of our platform drilling rigs remained weak for most of the year. The workover jackup rigs were busy early in the year, but declined in the second half, exiting the year lower in dayrates and utilization. The market for the Sundowner® and other smaller platform workover rigs was also soft during the entire year. The year also marked a significant improvement in the safety statistics for this business with the OSHA recordable incidence rate improving by 31 percent to 3.48 per 200,000 man-hours.

Going forward, we expect activity in the near-term to be increasingly directed toward deepwater applications and away from shallower regions of the outer continental shelf. This should benefit our Super Sundowner® and platform drilling rigs. The markets for our smaller platform and jackup workover rigs are expected to be less active until the North American gas picture improves.

[36-37]

US Land Well-Servicing

Like many other Nabors' subsidiaries, Pool Well Servicing experienced exceptional growth in the first half of the year, with the working rig count peaking at 450 in June.

The market declined somewhat late in the year, but this unit was buffered by sustained demand in its oil-weighted businesses, primarily the maintenance of mechanically pumped wells. This unit also took advantage of the synergies available through its relationship with other Nabors companies, transferring several underutilized, light drilling rigs from our US Lower 48 operations and from international operations and incorporating them into the Pool fleet as higher value completion and heavy workover rigs.

Pool improved its industry-leading safety record during the year, dropping our OSHA recordable incidence rate from 4.19 to 3.69. The company was again recognized for having the best safety performance in its class, winning the Association of Energy Service Companies Gold Safety Award for the fifth consecutive year.

Going forward, this unit expects performance to be down relative to 2001, but still to approximate some of its previous better years. We expect disproportionately lower levels of utilization in the higher margin completion and heavy workover businesses, which will have a negative effect on average per rig revenue, but we anticipate a more stable outlook in remedial oil well-servicing, assuming the price of oil remains above $20 per barrel.

Pool Well Servicing has deferred the rig reactivation program it began in 2001 when the company remanufactured more than 60 rigs and replaced 45 heavy fluid hauling trucks and 120 frac tanks. However, this investment served to improve our asset quality and has positioned this unit to better weather the current downturn and to participate more aggressively in the market when it improves. We plan to continue to exploit synergies between this operation and other Nabors subsidiaries including the pending acquisition of Enserco's Canadian well-servicing business.

(Picture of well servicing equipment)

Marine Transportation

2001 was the best year in Sea Mar's history, driven by record-setting first and second quarters that saw a continuation of the growth trend that began in 2001.

(Picture of supply vessel)

Dayrates and utilization were excellent on all boats during the first half of the year, but dropped dramatically on the standard supply vessels in the third quarter. Meanwhile, the ten new Super 200 boats validated our investment by remaining fully utilized at very good rates for the entire year, a reflection of their unique and innovative design which allows them to work more efficiently in support of deepwater drilling. Sea Mar also diversified and made important inroads into the Mexican market, getting a full year's contribution from a well stimulation vessel and additional revenues from an oceanographic research vessel that began working in the third quarter.

In 2002, Sea Mar expects the majority of its results to come from continued full utilization of the new Super 200 boats, five of which are on long-term contracts. An unusually high number of mandatory dry dockings will also shrink the supply of available boats in the Gulf of Mexico's offshore supply industry. This will serve to prop up utilization which should support pricing. The company continues to look for new sources of business in the construction support and geophysical industries, where we have had previous success, and continues to actively bid in the international markets, where our relatively young fleet of standard supply vessels still commands solid dayrates.

Safety remains a high priority at Sea Mar, with two boats recently winning customer safety awards. The planned implementation of an enhanced quality control system is expected to extend this level of performance to the rest of the fleet.

[38-39]

Our top drive manufacturing and drilling instrumentation businesses were quick to respond to the needs of a demanding marketplace in 2001.

(Picture of top drive)

Canrig Drilling Technologies, Ltd. Canrig had a record year in sales, earnings and number of top drive systems built and delivered, turning out 45 for the year. The unit's expanded focus on non-Nabors customers paid off with a multi-unit program for a drilling contractor which, combined with a full year of sales to other large contractors, added significantly to results. The top drive technology we developed for the offshore industry successfully made the transition on shore with the installation of the industry's first six 750-ton portable a/c units for land rig applications.

Canrig's efforts to improve its productivity were reflected in the four units per month the company produced from a single manufacturing facility after previously producing five per month in two facilities. We also made more efficient use of our capital through an inventory reduction program.

Going forward, Canrig expects sales to be down in 2002, but we are expanding our reputation as a technical innovator with the release of two new auxiliary products. These products are a remote diagnostics system that troubleshoots top drive maintenance without a technician at the rig and a directional steering control system (DSCS), which is in the process of commercialization after having completed field testing. Canrig has also made dramatic strides in improving safety, with our recordable incidence rate dropping from 13 in 1998 to 3 in 2001, and we will continue to focus on this in the coming year.

EPOCH Well Services Inc. By any measurement, Epoch achieved a record year in 2001. Sales and earnings both reached new levels as the number of installed rig instrumentation systems climbed over 400. Customer acceptance of myWells.com, the company's unique Internet-based reporting software, also improved significantly. An enhanced safety program continues to positively impact this unit, reflected in the posting of two consecutive quarters with no lost-time accidents.

In 2002, sales should be down somewhat from last year's record levels but Epoch is taking several actions which should mitigate the effects of a soft market. Of note is an expanded sales effort directed at securing non-Nabors business, which this unit can now service with its available capacity. The company will also look at opportunities to expand more aggressively into international markets and we will continue to focus on further improving our safety record.

(Picture of construction vehicles)

A large and modern fleet, an experienced workforce and an improving safety record all contributed to the most successful year ever for both our Alaskan and US Lower 48 oilfield construction and transportation entities.

Alaska Peak Alaska, our Alaskan construction and logistics joint venture had its best year ever in both revenues and earnings, driven primarily by the construction of a large number of ice roads in support of exploratory drilling. Rig moving was also up substantially during the year, especially in the Cook Inlet region where activity was higher than at any time in the last 20 years.

Going forward, this unit expects the first quarter to be strong, again the result of substantial ice road construction. The rest of the year is expected to be down slightly, mirroring lower levels of drilling activity primarily resulting from an announcement of reduced spending by BP. The presence of an increasing number of independent operators and an ever improving Peak safety record are reasons for optimism as the market improves.

US Lower 48 Our wholly-owned Peak USA lower 48 trucking unit also had its best year ever, paralleling the activity of its largest customer, Nabors Drilling USA. The company took advantage of deep discounts resulting from softness in the truck manufacturing market, economically investing in new rolling stock and cranes to replace aging units with excessive maintenance costs. This new equipment, coupled with an expanded training program, positively impacted our moving efficiencies and, more importantly, our industry-best safety record.

Activity should be down substantially in 2002, but the company is using the lull in activity to strengthen the workforce and further reduce costs. An enhanced crane and wench training program, the only one of its kind in the US, should also have a positive impact on performance, even more so as the market improves.

[40-41]

ACCOUNTABILITY
(GLOBE LOGO)

Financial Review

NABORS INDUSTRIES

SELECTED FINANCIAL DATA

Operating Data(1)(2)	Year Ended December 31, 2001	2000	1999	1998	Twelve Months Ended December 31, 1997(3)	Three Months Ended December 31, 1997	Year Ended September 30, 1997	1996	1995	1994	1993
					(Unaudited) (In thousands, except per share amounts)						
Revenues and other income:											
Operating revenues	$2,121,157	$1,327,124	$638,507	$ 968,462	$1,114,758	$302,831	$1,028,853	$719,604	$572,788	$484,268	$419,406
Earnings (losses) from unconsolidated affiliates	36,887	37,490	3,757	(305)	274	(25)	450	139	—	—	—
Interest income	53,973	20,581	8,756	1,480	1,936	93	3,422	2,695	1,694	2,459	1,191
Other income, net	13,320	24,121	8,860	31,626	28,502	2,303	40,747	13,690	5,990	2,718	11,593
Total revenues and other income	2,225,337	1,409,316	659,880	1,001,263	1,145,470	305,202	1,073,472	736,128	580,472	489,445	432,190
Costs and other deductions:											
Direct costs	1,296,941	888,322	418,675	623,844	774,856	199,714	737,780	539,665	434,097	369,677	313,458
General and administrative expenses	135,496	106,504	65,288	77,026	72,478	18,580	68,616	56,862	49,094	47,770	45,257
Depreciation and amortization	189,896	152,413	99,893	84,949	72,350	20,313	66,391	46,117	31,042	26,241	22,434
Interest expense	60,722	35,370	30,395	15,463	16,323	3,979	16,520	11,884	7,611	8,237	8,924
Merger expenses	—	—	—	—	—	—	1,755	—	—	1,595	—
Provision for reduction in book value of assets	—	—	—	—	—	—	—	—	—	29,686(4)	—
Total costs and other deductions	1,683,055	1,182,609	614,251	801,282	936,007	242,586	891,062	654,528	521,844	483,206	390,073
Income before income taxes and extraordinary gain	542,282	226,707	45,629	199,981	209,463	62,616	182,410	81,600	58,628	6,239	42,117
Income taxes	194,490	91,233	17,925	74,993	73,443	21,289	67,602	11,100	7,524	4,889	3,559
Income before extraordinary gain	347,792	135,474	27,704	124,988	136,020	41,327	114,808	70,500	51,104	1,350	38,558
Extraordinary gain, net	9,658	1,882	—	—	—	—	—	—	—	—	—
Net income	$ 357,450	$ 137,356	$ 27,704	$ 124,988	$ 136,020	$ 41,327	$ 114,808	$ 70,500	$ 51,104	$ 1,350	$ 38,558
Net income per diluted share	$ 2.24	$ .90	$ .23	$ 1.16	$ 1.24	$ .37	$ 1.08	$ .75	$ .57	$ .02	$ .50
Weighted average number of diluted shares outstanding	168,790	152,417	120,449	112,555	113,793	116,427	111,975	93,752	89,655	85,620	77,806
Income derived from operating activities(5)	535,711	217,375	58,408	182,338	195,348	64,199	154,761	77,099	58,555	9,299	38,257
Capital expenditures and acquisitions of businesses	$ 784,925	$ 300,637	$667,517	$ 313,464	$ 381,009	$ 84,038	$ 396,668	$174,483	$144,560	$ 62,907	$ 84,752

[42-43]

Balance Sheet Data(1) (2)	As of December 31, 2001	2000	1999	1998	1997	As of September 30, 1997	1996	1995	1994	1993
	(In thousands, except ratio data)									
Cash and short-term marketable securities	$ 541,612	$ 336,251	$ 111,666	$ 23,450	$ 12,606	$ 11,044	$104,027	$ 15,334	$ 45,232	$ 70,458
Working capital	700,816	524,437	195,817	36,822	62,571	70,872	172,091	33,892	77,248	113,653
Long-term marketable securities	377,025	214,702	—	23,890	29,529	42,279	11,839	9,645	20,266	—
Property, plant and equipment, net	2,433,247	1,821,392	1,669,466	1,127,154	923,402	861,393	511,203	393,464	283,141	270,865
Total assets	4,151,915	3,136,868	2,398,003	1,465,907	1,281,306	1,234,232	871,274	593,272	490,273	493,927
Long-term obligations	1,567,616	854,777	482,600	217,034	226,299	229,507	229,504	51,478	61,879	73,109
Stockholders' equity	$1,857,866	$1,806,468	$1,470,074	$ 867,469	$ 767,340	$ 727,843	$457,822	$368,750	$317,424	$307,583
Funded debt to capital ratio(6)	0.46:1	0.32:1	0.25:1	0.26:1	0.27:1	0.27:1	0.35:1	0.20:1	0.21:1	0.24:1
Net funded debt to capital ratio(7)	0.26:1	0.15:1	0.20:1	0.17:1	0.20:1	0.20:1	0.21:1	0.09:1	0.02:1	0.04:1

(1) The results of operations and financial position for all years prior to 1995 have been retroactively restated to include the results of operations and financial position of Sundowner Offshore Services, Inc., which was acquired by us during October 1994. Other acquisitions' results of operations and financial position have been included beginning on the respective dates of acquisition and include Command Drilling Corporation (November 2001), our Argentina operation (January 2001), Pool Energy Services Co. (November 1999), Bayard Drilling Technologies, Inc. (April 1999), New Prospect Drilling Company (May 1998), Can-Tex Drilling & Exploration, Ltd. land rigs (May 1998), Veco Drilling, Inc. land rigs (November 1997), Diamond L Drilling & Production land rigs (November 1997), Cleveland Drilling Company, Inc. (August 1997), Chesley Pruet Drilling Company (April 1997), Adcor-Nicklos Drilling Company (January 1997, retroactive to October 1996), Noble Drilling Corporation land rigs (December 1996), Exeter Drilling Company and its subsidiary, J.W. Gibson Well Services Company (April 1996), Delta Drilling Company (January 1995) and Grace Drilling Company (June 1993). The results of operations also reflect the disposition of our UK North Sea (November 1996) and J.W. Gibson (January 1998) operations.

(2) We changed our fiscal year end from September 30 to December 31, effective for the fiscal year beginning January 1, 1998. The three-month transition period from October 1, 1997 through December 31, 1997 preceded the start of the new fiscal year.

(3) Represents unaudited recast financial data for the twelve months ended December 31, 1997. This data was derived by adjusting the audited results for the year ended September 30, 1997 to exclude the unaudited results for the quarter ended December 31, 1996 and to include the audited results for the three months ended December 31, 1997.

(4) Represents reduction in book value of our Yemen logistical assets and inventory, as well as facility closure costs in certain international areas, including Yemen, totaling $.35 per share.

(5) Income derived from operating activities is computed by: subtracting direct costs, general and administrative expenses, and depreciation and amortization expense from Operating revenues and then adding Earnings from unconsolidated affiliates. Such amounts should not be used as a substitute to those amounts reported under accounting principles generally accepted in the United States of America. However, management does evaluate the performance of its business units and the consolidated company based on income derived from operating activities because it believes that this financial measure is an accurate reflection of the ongoing profitability of our company.

(6) The funded debt to capital ratio is calculated by dividing funded debt by funded debt plus capital. Funded debt is defined as the sum of (1) short-term borrowings, (2) current portion of long-term obligations and (3) long-term obligations. Capital is defined as stockholders' equity.

(7) The net funded debt to capital ratio is calculated by dividing net funded debt by net funded debt plus capital. Net funded debt is defined as the sum of (1) short-term borrowings, (2) current portion of long-term obligations and (3) long-term obligations minus the sum of (1) cash and cash equivalents, (2) short-term marketable securities and (3) long-term marketable securities. Capital is defined as stockholders' equity.

NABORS' MANAGEMENT'S DISCUSSION & ANALYSIS

for the Years Ended December 31, 2001 and 2000 — See ANNEX O

NABORS' CONSOLIDATED FINANCIAL STATEMENTS

for the Years Ended December 31, 2001 and 2000 — See ANNEX N

SIGNIFICANT SUBSIDIARIES

Subsidiary Name	Jurisdiction
Nabors Corporate Services, Inc.	Delaware
Nabors Drilling USA, Inc.	Delaware
Nabors Holding Company	Delaware
Pool Company	Delaware
Pool Well Services Co.	Delaware
Serendipity Investments, Ltd.	Delaware
Yellow Deer Investments Corp.	Nevada

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration Numbers 333-92483, 333-91829, 333-91743, 333-87069, 333-86289, 333-76077, 333-45446 and 333-11313), on Form S-4 (Registration Numbers 333-72397 and 333-84781) and on Form S-3 (Registration Numbers 333-44532, 333-59884 and 333-81137) of Nabors Industries, Inc. of our report dated January 23, 2002, except for Note 16, as to which the date is March 18, 2002, relating to the consolidated financial statements, which appears in the Annual Report to Shareholders, which is incorporated in this Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated January 23, 2002 relating to the financial statement schedule, which appears in this Form 10-K.

/s/ PRICEWATERHOUSECOOPERS LLP

Houston, Texas
March 18, 2002

SECOND AMENDMENT TO CREDIT AGREEMENT

THIS SECOND AMENDMENT TO CREDIT AGREEMENT (this "AMENDMENT") is entered into as of June 1, 2001 (the "EFFECTIVE DATE") among NABORS INDUSTRIES, INC., a Delaware corporation (the "COMPANY"), NABORS ALASKA DRILLING, INC. ("ALASKA DRILLING"), an Alaska corporation and a Wholly-Owned Subsidiary of the Company, NABORS DRILLING USA, LP ("DRILLING USA LP"), a Delaware limited partnership (successor to Nabors Drilling USA, Inc. ("DRILLING USA INC"), a Delaware corporation, by reason of conversion) and a Wholly-Owned Subsidiary of the Company, NABORS OFFSHORE CORPORATION ("NOC"), a Delaware corporation, and a Wholly-Owned Subsidiary of the Company (successor by merger to Sundowner Offshore Services, Inc. and Nabors Offshore Drilling, Inc.), and NABORS INTERNATIONAL, INC. ("INTERNATIONAL," and together with Alaska Drilling, Drilling USA LP, and NOC, the "SUBSIDIARY BORROWERS"), the Subsidiary Guarantors named on the signature pages hereof, BANK OF AMERICA, N.A., formerly known as BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION, as Administrative Agent (the "ADMINISTRATIVE AGENT") for the Banks under the Credit Agreement (defined below) and the Banks (as defined in the Credit Agreement) a party hereto.

Reference is made to that certain Credit Agreement dated as of September 5, 1997 (as amended, the "CREDIT AGREEMENT") among the Company, each Subsidiary Borrower, the Administrative Agent, Wells Fargo Bank (Texas), National Association, as Documentation Agent, and the Banks party thereto.

RECITALS

A. The Company is proposing to restructure its Wholly-Owned Subsidiary, Drilling USA Inc., from a Delaware corporation into a Delaware limited partnership.

B. The restructuring is proposed to be conducted pursuant to Section 266 of the Delaware General Corporation Law and Section 17-217 of the Delaware Revised Uniform Limited Partnership Act.

C. To facilitate the Drilling USA Inc. restructuring, the Company has incorporated two new Wholly-Owned Subsidiaries: (i) one in Delaware named NDUSA Holdings Corp. ("GP Co") as the sole general partner of the proposed limited partnership, and (ii) another in Nevada named Yellow Deer Investments Corp. ("LP Co") as the sole limited partner of the proposed limited partnership. The Company then: (i) contributed 1% of the common stock of Drilling USA Inc. to GP Co in exchange for 100 shares of GP Co common stock, which constitutes all of the issued and outstanding common stock of GP Co; and (ii) contributed 99% of the common stock of Drilling USA Inc. to LP Co in exchange for 100 shares of LP Co common stock, which constitutes all of the issued and outstanding common stock of LP Co. GP Co and LP Co collectively own 100% of Drilling USA Inc.

D. Drilling USA Inc. will then convert from corporate form to limited partnership form, and continue as Drilling USA LP.

E. The Company has requested the Banks consent to the foregoing restructure, to which the undersigned Banks are willing to consent subject to the terms and conditions of this Amendment.

Accordingly, for adequate and sufficient consideration, the parties hereto agree as follows:

PARAGRAPH 1 TERMS AND REFERENCES. Unless otherwise stated in this amendment (a) terms defined in the Credit Agreement have the same meanings when used in this amendment, and (b) references to "SECTIONS," "SCHEDULES," and "EXHIBITS" are to the Credit Agreement's sections, schedules, and exhibits.

PARAGRAPH 2 CONSENT. Subject to the terms and conditions contained herein, the undersigned Banks hereby consent to the restructuring of Nabors Drilling USA, Inc., a Delaware corporation, to Nabors Drilling USA, LP, a Delaware limited partnership, pursuant to, and in accordance with, Section 266 of the Delaware General Corporation Law and Section 17-217 of the Delaware Revised Uniform Limited Partnership Act. Accordingly: (i) each reference within the Loan Documents to Nabors Drilling USA, Inc. shall mean and refer to Nabors Drilling USA LP, as successor to Nabors Drilling USA, Inc., by reason of conversion; and (ii) the term "Borrowers," "Subsidiary Borrowers," and "Subsidiary Guarantors" shall be deemed to cover and include Nabors Drilling USA, LP in such capacity.

PARAGRAPH 3 AMENDMENT. The Credit Agreement is amended as follows:

A. Section 1.01 is amended by amending the terms "Organization Documents" and "Wholly-Owned Subsidiary" to read as follows:

"Organization Documents" means, with respect to any Person, its articles or certificate of incorporation, bylaws, partnership agreements, organizational documents, limited liability company agreements, trust agreement, resolutions or agreements among the applicable governing board or body, and any other document as may govern such Person's formation, organization, and management.

"Wholly-Owned Subsidiary" means any Subsidiary with respect to which 100% of the issued and outstanding shares of voting stock (other than directors' qualifying shares required by law) or partnership, membership or other equity interests (in the case of Persons other than corporations) of such Person, in each case, at the time as of which any determination is being made, is owned, beneficially of record, by the Company, or by one or more of the other Wholly-Owned Subsidiaries, or both.

B. The title to Section 6.01 is amended to delete the word "Corporate" from the title. Additionally, Sections 6.01(a) and (b) are amended in their entirely to read as follows:

(a) the Company, each Subsidiary Borrower and each Subsidiary Guarantor is duly organized or formed and validly existing under the Requirements of Laws of the jurisdiction of its organization or formation;

(b) the Company, each Subsidiary Borrower and each Subsidiary Guarantor is in good standing under the Requirements of Laws of the jurisdiction of its organization or formation;

C. Section 6.01(e) is amended in its entirety to read as follows:

(e) the Company and each of its Subsidiaries is duly qualified and (where required) licensed to transact business, and is in good standing, under the Requirements of Laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification, license or good standing; and

D. The title to Section 6.02 is amended to delete the word "Corporate" from the title. Additionally, the first paragraph to Section 6.02 is amended by adding the phrase "or other organizational" after the word "corporate."

E. The title to Section 7.04 is amended by replacing the word "Corporate" with the word "Organizational." Additionally, Section 7.04(a) is amended in its entirety to read as follows:

(a) The Company shall: (i) preserve and maintain in full force and effect its corporate existence under the laws of the State of Delaware; (ii) cause each Subsidiary Borrower and each Subsidiary Guarantor to, preserve and maintain in full force and effect its corporate or partnership existence under the laws of its state or jurisdiction of organization.

F. Section 7.04(b) is amended by adding the phrase "which is a corporation" after the term "Subsidiary Guarantor."

G. Section 7.13 is amended by replacing the word "incorporated" with "organized or formed."

H. Section 8.01(a)(IX) is amended by replacing the word "corporations" each time it appears with the term "Persons."

I. Section 8.03(a) is amended in its entirety to read as follows:

(a) any Subsidiary may merge, combine, consolidate, or amalgamate with the Company, provided that the Company shall be the continuing or surviving corporation, or with any one or more Subsidiaries, provided that if any transaction shall be between a Subsidiary and a Wholly-Owned Subsidiary, the Wholly-Owned Subsidiary shall be the continuing or surviving entity and, if any transaction shall be between a Borrower and a non-Borrower, the Borrower shall be the continuing or surviving corporation;

J. Section 8.03 is supplemented by adding a new subparagraph (d) which shall read in its entirety as follows:

(d) Any Subsidiary may adopt a plan of conversion and convert to a corporation of a foreign jurisdiction or to a limited liability company, limited partnership, limited liability partnership or other entity of the same or a foreign jurisdiction; provided that the jurisdiction of the surviving entity shall be a State of the United States; and provided further that, if such Subsidiary is a Subsidiary Guarantor, the Company shall cause the Administrative Agent to be provided with an opinion of counsel in the form of Exhibit D-2 coincident with such adoption;

K. The first sentence of Section 8.08 is amended in its entirety to read as follows:

The Company shall not, and shall not permit any Subsidiary to, make any changes in its capital structure (including, without limitation, in the terms of its outstanding capital stock or partnership, membership or other equity interests) or amend its Organization Documents in a manner that will adversely affect performance of the obligations under the Loan Documents.

L. References within the Credit Agreement to: (i) "corporate affairs" or "corporate purposes" shall be deemed to refer to the organizational affairs or purposes consistent with the form of organization of the Person to whom they refer; and (ii) "corporate records" shall be deemed to refer to the Organization Documents of the Person to whom they refer.

PARAGRAPH 4 EFFECTIVE DATE. This Amendment shall be effective as of the Effective Date, provided that: (a) the representations and warranties in this document are true and correct; and (b) the Administrative Agent shall have received: (i) counterparts of this Amendment, executed by the Company, the Subsidiary Borrowers, the Subsidiary Guarantors, and the Majority Banks, (ii) Subsidiary Guaranties executed in favor of Administrative Agent from each of Drilling USA LP, GP Co. and LP Co.

PARAGRAPH 5 ACKNOWLEDGMENT AND RATIFICATION. As a material inducement to the Administrative Agent and the Banks to execute and deliver this Amendment: (a) Drilling USA LP ratifies and confirms that all Obligations of Drilling USA Inc. under the Loan Documents — whether as a Subsidiary Borrower, Subsidiary Guarantor or otherwise — have been assumed by, and continue in full force and effect as the Obligations of Drilling USA LP as if it had executed the Loan Documents to which Drilling USA Inc. was originally a party, and Drilling USA LP agrees to perform such acts and duly authorize, execute, acknowledge, and deliver such additional agreements, documents, instruments, and certificates as Administrative Agent may reasonably deem necessary or appropriate in order to preserve and protect those Obligations, and (b) the Company, the Subsidiary Borrowers, and the Subsidiary Guarantors each (i) consent to the agreements in this Amendment and (ii) agree and acknowledge that the execution, delivery, and performance of this Amendment shall in no way release, diminish, impair, reduce, or otherwise affect the respective obligations of the Company, the Subsidiary Borrowers, or the Subsidiary Guarantors under the Loan Documents to which it is a party, which Loan Documents shall remain in full force and effect, and all guaranties and rights thereunder are hereby ratified and confirmed.

PARAGRAPH 6 REPRESENTATIONS. As a material inducement to the Banks to execute and deliver this Amendment, the Company, the Subsidiary Borrowers, and the Subsidiary Guarantors each represent and warrant to the Banks (with the knowledge and intent that the Banks are relying upon the same in entering into this Amendment) that as of the Effective Date of this Amendment and as of the date of execution of this Amendment, (a) all representations and warranties in the Loan Documents are true and correct in all material respects as though made on the date hereof, except to the extent that any of them speak to a different specific date, (b) each Material Subsidiary is listed on the Exhibit A attached hereto, and (c) no Event of Default or Default exists.

PARAGRAPH 7 COVENANTS. Within ten days (10) following the Effective Date, the Company shall furnish to the Administrative Agent the following: (i) Subsidiary Guaranties executed in favor of Administrative Agent from each of the Material Subsidiaries which have not previously delivered a Subsidiary Guarantee; (ii) such certificates of resolutions or other action, incumbency certificates and/or other certificates of Responsible Officers of each of the Company, the Subsidiary Borrowers, the Subsidiary Guarantors as the Administrative Agent may require to establish the identities of and verify the authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Amendment and the other Loan Documents; (iii) opinions of legal counsel to each of the Company, Subsidiary Borrowers and Subsidiary Guarantors regarding: (1) execution, delivery, authorization and enforceability of this Amendment, (2) formation and existence of Drilling USA LP as a Delaware limited partnership, and (3) as may otherwise be required under Section 7.13 of the Credit Agreement; and (iv) such other documents, instruments or agreements reasonably required by Administrative Agent. Additionally, the Company shall — in a timely manner, in the ordinary course of business — pay all costs, fees, and expenses paid or incurred by the Administrative Agent incident to this Amendment, including, without limitation, the fees and expenses of the Administrative Agent's counsel in connection with the negotiation, preparation, delivery, and execution of this Amendment and any related documents.

PARAGRAPH 8 MISCELLANEOUS. This Amendment is a "LOAN DOCUMENT" referred to in the Credit Agreement. All references in the Loan Documents to the "CREDIT AGREEMENT" refer to the Credit Agreement as amended by this Amendment. The provisions relating to Loan Documents in Article XI of the Credit Agreement are incorporated in this Amendment by reference. Unless stated otherwise (a) the singular number includes the plural and vice versa and words of any gender include each other gender, in each case, as appropriate, (b) headings and captions may not be construed in interpreting provisions, (c) this Amendment must be construed, and its performance enforced, under New York law, (d) if any part of this Amendment is for any reason found to be unenforceable, all other portions of it nevertheless remain enforceable, and (e) this Amendment may be executed in any number of counterparts with the same effect as if all signatories had signed the same document, and all of those counterparts must be construed together to constitute the same document.

PARAGRAPH 9 ENTIRE AGREEMENT. THIS AMENDMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES ABOUT THE SUBJECT MATTER OF THIS AMENDMENT AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

PARAGRAPH 10 PARTIES. This Amendment binds and inures to the benefit of the Company, the Subsidiary Borrowers, the Subsidiary Guarantors, the Administrative Agent, the Banks, and their respective successors and assigns.

PARAGRAPH 11 LIMITATIONS. The consent set forth herein is limited precisely as written and shall not be deemed to (a) be a consent to, or waiver or modification of, any other term or condition of the Credit Agreement or any other Loan Document, or (b) prejudice any right or rights which the Administrative Agent and the Banks may now have or may have in the future or in connection with the

Credit Agreement, the Loan Documents, or any other documents referred to therein. Except as expressly modified hereby or by express written amendments thereof, the terms and provisions of the Credit Agreement, the Notes, and the other Loan Documents and all other documents and instruments executed in connection with any of the foregoing are and shall remain in full force and effect.

The parties hereto have executed this Amendment in multiple counterparts to be effective as of the Effective Date.

REMAINDER OF PAGE INTENTIONALLY BLANK.
SIGNATURE PAGE(s) TO FOLLOW.

COMPANY:

NABORS INDUSTRIES, INC.

By /s/ BRUCE P. KOCH

Bruce P. Koch,
Vice President-Finance

NABORS DRILLING USA, LP, as a Subsidiary Borrower and as a Subsidiary Guarantor (successor to Nabors Drilling USA, Inc. by reason of conversion)

By: NDUSA Holdings Corp., its sole General Partner

By /s/ BRUCE P. KOCH

Bruce P. Koch,
Attorney-in-Fact

POOL COMPANY OF TEXAS, LTD., as a Subsidiary Guarantor

By: Pool Well Services Co. its General Partner

By /s/ BRUCE P. KOCH

Bruce P. Koch,
Attorney-in-Fact

NABORS HOLDING COMPANY, as a Subsidiary Guarantor

NABORS ALASKA DRILLING, INC. as a Subsidiary Borrower and as a Subsidiary Guarantor

PCNV, INC., as a Subsidiary Guarantor

POOL WELL SERVICES CO., as a Subsidiary Guarantor

NABORS INTERNATIONAL, INC., as a Subsidiary Borrower and as a Subsidiary Guarantor

POOL COMPANY, as a Subsidiary Guarantor
NABORS OFFSHORE CORPORATION, as a Subsidiary Borrower and as a Subsidiary Guarantor

By /s/ BRUCE P. KOCH

Bruce P. Koch,
Attorney-in-Fact

BANK OF AMERICA, N.A. formerly known as BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION, as Administrative Agent and as a Bank

By /s/ CLAIRE M. LIU

Name: Claire M. Liu
Title: Managing Director

THE BANK OF TOKYO-MITSUBISHI, LTD., HOUSTON AGENCY, as a Bank

By /s/ K. GLASSCOCK

Name: K. Glasscock
Title: VP & Manager

THE DAI-ICHI KANGYO BANK, LIMITED, as a Bank

By /s/ PERZEMEK T. BLAZIAK

Name: Perzemek T. Blaziak
Title: Account Officer

THE FUJI BANK AND TRUST COMPANY, as a Bank

By /s/ ______________________

Name:
Title:

WELLS FARGO BANK TEXAS, N.A. formerly known as WELLS FARGO BANK (TEXAS), NATIONAL ASSOCIATION, as Documentation Agent and as a Bank

By /s/ BRET C. WEST

Name: Bret C. West
Title: Vice President

THE BANK OF NOVA SCOTIA

By /s/ F.C.H. ASHBY

Name: F.C.H. Ashby
Title: Senior Manager Loan Operations

BANK ONE, NA (main office Chicago) formerly known as BANK ONE TEXAS, as a Bank

By /s/ DIANNE L. RUSSELL

Name: Dianne L. Russell
Title: Vice President

EXPORT DEVELOPMENT CORPORATION, as a Bank

By /s/ ______________________________

Name:
Title:

ROYAL BANK OF CANADA, as a Bank

By /s/ ______________________________

Name:
Title:

EXHIBIT A

MATERIAL SUBSIDIARIES

Nabors Alaska Drilling, Inc.

Nabors Corporate Services, Inc.

Nabors Drilling USA, LP (successor to Nabors Drilling USA, Inc. by reason of conversion)

Nabors International, Inc.

Nabors Offshore Corporation (successor by merger to Sundowner Offshore Services, Inc. and Nabors Offshore Drilling, Inc.)

Nabors Holding Company

NDUSA Holdings Corp.

PCNV, Inc.

Pool Well Services Co.

Pool Company

Pool Company of Texas, Ltd.

Serendipity Investments, Ltd.

Yellow Deer Investments Corp.

(This page intentionally left blank)

Notice

of

2001 Annual Meeting

of

Shareholders

and

Proxy Statement

NABORS
INDUSTRIES

NABORS INDUSTRIES, INC.
515 West Greens Road, Suite 1200
Houston, Texas 77067

May 7, 2001

TO OUR SHAREHOLDERS:

You are cordially invited to attend the 2001 Annual Meeting of Shareholders of Nabors Industries, Inc., which will be held on Tuesday, June 5, 2001, beginning at 11:00 a.m., Central Daylight Time, at the Wyndham Greenspoint Hotel, 12400 Greenspoint Drive, Houston, Texas 77060.

Information about the annual meeting, including matters on which shareholders will act, may be found in the notice of annual meeting and proxy statement accompanying this letter. I look forward to greeting in person as many of our shareholders as possible.

Whether or not you plan to attend the meeting in person, it is important that your shares be represented and voted. After reading the enclosed notice of annual meeting and proxy statement, please sign, date and return the enclosed proxy in the stamped envelope included with this letter.

Sincerely yours,

E. M. Isenberg

EUGENE M. ISENBERG
Chairman of the Board

NABORS INDUSTRIES, INC.
515 West Greens Road, Suite 1200
Houston, Texas 77067

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on June 5, 2001

The 2001 Annual Meeting of Shareholders of Nabors Industries, Inc. will be held at the Wyndham Greenspoint Hotel, 12400 Greenspoint Drive, Houston, Texas 77060 on Tuesday, June 5, 2001 at 11:00 a.m., Central Daylight Time, to consider and act upon the following matters:

1. The election of three Class I directors for terms expiring in 2004.

2. Such other business as may properly come before the annual meeting.

The Board of Directors has fixed the close of business on April 12, 2001 as the record date for determining the shareholders who are entitled to vote at the annual meeting and any adjournment or postponement of the meeting.

By Order of the Board of Directors,

DANIEL MCLACHLIN
Corporate Secretary

Dated: May 7, 2001

Please *date* and *sign* the enclosed proxy, and *return* it at your earliest convenience in the enclosed stamped envelope, so that, if you are unable to attend the annual meeting, your shares may be voted.

NABORS INDUSTRIES, INC.

PROXY STATEMENT

2001 ANNUAL MEETING OF SHAREHOLDERS

June 5, 2001

The Board of Directors of Nabors Industries, Inc., a Delaware corporation, prepared this proxy statement for the purpose of soliciting proxies for the 2001 Annual Meeting of Shareholders. Our annual meeting will be held at the Wyndham Greenspoint Hotel, 12400 Greenspoint Drive, Houston, Texas 77060 at 11:00 a.m., Central Daylight Time, on Tuesday, June 5, 2001, unless adjourned or postponed. The Board is making this solicitation by mail, and Nabors will pay all costs associated with this solicitation.

This proxy statement and accompanying notice of annual meeting and proxy are first being mailed to shareholders on or about May 7, 2001.

At the annual meeting, each share of Nabors common stock will be entitled to one vote. The common stock is the only outstanding class of voting securities of Nabors. Only shareholders of record on Nabors' books at the close of business on April 12, 2001 will be entitled to vote at the annual meeting. A quorum is necessary to transact business at the annual meeting. The presence at the annual meeting, in person or by proxy, of holders of a majority of the shares outstanding on April 12, 2001, constitutes a quorum. On April 12, 2001, there were 146,816,889 shares outstanding and entitled to vote.

Proxies received will be voted in accordance with the shareholders' directions given in the proxies. In the absence of directions, shares will be voted FOR the nominees for election as directors named in this proxy statement. You may revoke your proxy at any time before it is actually voted by:

- filing with the Corporate Secretary of Nabors, at or before the annual meeting and prior to the vote, a written notice of revocation bearing a date later than the proxy being revoked;
- duly signing and delivering, prior to the annual meeting, a subsequent proxy relating to the annual meeting; or
- voting in person at the annual meeting (although attendance at the annual meeting will not, by itself, constitute a revocation of a proxy).

You must send any written notice revoking your proxy to the Corporate Secretary at our executive offices, 515 West Greens Road, Suite 1200, Houston, Texas 77067. Alternatively, you may hand deliver your revocation notice at the annual meeting.

Nabors' restated certificate of incorporation provides that the affirmative vote of a plurality of the votes cast at a meeting at which a quorum is present is required for the election of directors. If any other matter should be presented at the annual meeting upon which a vote may be taken, shares represented by proxies in the accompanying form will be voted in accordance with the judgment of Eugene M. Isenberg or Anthony G. Petrello, who have been designated as proxies to vote the shares solicited by this proxy statement.

Abstentions are votes withheld by shareholders who are present at a meeting and entitled to vote. Abstentions will be counted for purposes of establishing a quorum. Abstentions are not considered votes cast on a matter. As such, they will not be counted in the vote with respect to election of directors.

Broker non-votes occur when the person, usually a broker, holding the certificate in street name does not have discretionary authority to vote on a matter, and has not received instructions on how to vote from the beneficial owner of the shares. Broker non-votes will be counted for purposes of establishing a quorum, but will not be counted as votes cast or entitled to vote on any proposals at the meeting. This will have the effect of reducing the absolute number of shares required to approve a matter to be voted on at the meeting.

ELECTION OF DIRECTORS

The restated certificate of incorporation authorizes the Board to fix the number of directors from time to time, but at no less than five nor more than eleven. The number of directors currently is established at eight. The restated certificate of incorporation also provides for three classes of directors, designated Class I, Class II and Class III, each currently having three-year terms of office. Each class of directors is to consist of, as nearly as possible, one-third of the total number of directors constituting the entire Board. Except for directors elected to fill vacancies (whether created by death, resignation, removal or expansion of the Board), the directors of each class will be elected for a term of three years or until their successors have been duly elected and qualified. At the 2001 annual meeting, three Class I directors, James L. Payne, Hans W. Schmidt and Richard A. Stratton, are nominated for election to the Board to serve for a three-year term.

If the enclosed proxy is signed and returned, it will be voted as you direct in the proxy. If you do not direct how the proxy should be voted, it will be voted FOR the election of Mr. Payne, Mr. Schmidt and Mr. Stratton as Class I directors, to serve until the 2004 annual meeting of shareholders or until their respective successors have been duly elected and qualified. However, should any nominee become unavailable or prove unable to serve for any reason, the proxy will be voted for the election of such other person as the Board may select to replace such nominee, unless the Board instead fixes the number of directors at less than eight. The Board has no reason to believe that the nominees will not be available or will prove unable to serve.

The following tables set forth certain information concerning each Class I director nominee, the continuing Class II and Class III directors and executive officers of Nabors who are neither directors nor nominees for election as directors. **The Board of Directors recommends a vote FOR the election of the Class I director nominees identified below.**

CLASS I DIRECTOR NOMINEES — TERMS EXPIRING IN 2001

Name	Age	Position with Nabors and Prior Business Experience	Director Of Nabors Since
James L. Payne	64	Member of the Technical and Safety Committee of the Board since 1999. Mr. Payne is currently Chief Executive Officer of Payne Enterprises, an international consulting firm. He also serves on the boards of BJ Services, Global Industries and Southern Minerals. He was a Director of Pool Energy Services Co. from 1993 until its acquisition by Nabors in November 1999. He retired as Vice Chairman of Devon Corp. in February 2001. Prior to the merger between Devon Corp. and Santa Fe Snyder Corporation in 2000, he had served as Chairman and Chief Executive Officer of Santa Fe Snyder Corporation since 1999. He was Chairman and Chief Executive Officer of Santa Fe Energy Company from 1990 to 1999 when it merged with Snyder Oil Corporation. Mr. Payne is a graduate of the Colorado School of Mines where he was named a Distinguished Achievement Medalist in 1993. He holds an MBA degree from Golden Gate University and has completed the Stanford Executive Program.	1999
Hans W. Schmidt ...	71	Chairman of the Technical and Safety Committee of the Board since 1998. From 1958 to his retirement in 1992, Mr. Schmidt held a number of positions with C. Deilman A.G., a diversified energy company located in Bad Bentheim, Germany, including serving as a director from 1982 to 1992. From 1965 to 1992 he served as Director of a subsidiary of C. Deilman A.G., Deutag Drilling, a company with worldwide drilling operations. From 1988 to 1991, Mr. Schmidt served as President of Transocean Drilling Company, a company of which he was also a director from 1981 until 1991.	1993
Richard A. Stratton ..	54	Vice Chairman of the Board since 1992, a member of the Executive Committee of the Board since 1992 and a member of the Technical and Safety Committee of the Board since 1998. Mr. Stratton served Nabors as President and Chief Operating Officer from 1986 to 1992, as Vice President from 1981 to 1986 and as Corporate Controller from 1979 to 1981. From 1970 to 1979, Mr. Stratton, a certified public accountant, was associated with the accounting firm Price Waterhouse.	1986

CLASS II CONTINUING DIRECTORS — TERMS EXPIRING IN 2002

Name	Age	Position with Nabors and Prior Business Experience	Director Of Nabors Since
Anthony G. Petrello . .	46	President and Chief Operating Officer of Nabors since 1992 and a member of the Executive Committee of the Board since 1991. From 1979 to 1991, Mr. Petrello was with the law firm Baker & McKenzie, where he had been Managing Partner of its New York Office from 1986 until his resignation in 1991. Mr. Petrello holds a J.D. degree from Harvard Law School and B.S. and M.S. degrees in Mathematics from Yale University.	1991
Myron M. Sheinfeld. .	71	Chairman of the Audit Committee of the Board since 1988 and a member of the Compensation Committee of the Board since 1993. He is Senior Counsel to the law firm Akin, Gump, Straus, Hauer & Feld, L.L.P. From 1970 until April 2001, he held various positions in the law firm Sheinfeld, Maley & Kay, most recently as counsel to the firm. Mr. Sheinfeld was an adjunct professor of law at the University of Texas, School of Law from 1975 to 1991, and has been a contributing author to numerous legal publications, and a contributor, co-editor and co-author of Collier On Bankruptcy, and a co-author of Collier On Bankruptcy Tax for Matthew Bender & Co., Inc. He is a member of the Board of Editors of "The Practical Lawyer," and a member of the Board of Trustees of Third Avenue Trust (a registered investment company).	1988
Martin J. Whitman . . .	76	Member of the Audit Committee of the Board since 1993. Chairman of M. J. Whitman, Inc., and its predecessors (a broker-dealer), since 1974 (Chief Executive Officer until July 1999); Chief Executive Officer and a Director of Danielson Holding Corporation since 1990 (Chairman of the Board until July 1999); Chairman, Chief Executive Officer and Director of Third Avenue Trust and its predecessor and EQSF Advisers, Inc. (the adviser to Third Avenue Trust) since 1990; Director of Tejon Ranch Co. (an agricultural and land management company) since 1997; and, Director of Stewart Information Services, Inc. (a title insurance company) since 2000. Mr. Whitman was an Adjunct Lecturer, Adjunct Professor and Distinguished Fellow in Finance, Yale University School of Management from 1972 to 1984 and 1992 to 1999. He is presently an Adjunct Professor at the Columbia University Graduate School of Business. Mr. Whitman is co-author of The Aggressive Conservative Investor and author of Value Investing: A Balanced Approach.	1991

CLASS III CONTINUING DIRECTORS — TERMS EXPIRING IN 2003

Name	Age	Position with Nabors and Prior Business Experience	Director of Nabors Since
Eugene M. Isenberg	71	Chairman of the Board, Chairman of the Executive Committee of the Board and Chief Executive Officer of Nabors since 1987. He has been a Director of Danielson Holding Corporation (a financial services holding company) since 1990. He has been a Governor of the National Association of Securities Dealers (NASD) since 1998 and the American Stock Exchange (AMEX) since 1996. He has been a member of the National Petroleum Council since 2000. From 1969 to 1982, Mr. Isenberg was Chairman of the Board and principal shareholder of Genimar, Inc. (a steel trading and building products manufacturing company), which was sold in 1982. From 1955 to 1968, Mr. Isenberg was employed in various management capacities with Exxon Corporation.	1987
Jack Wexler	75	Chairman of the Compensation Committee of the Board and a member of the Executive and Audit Committees of the Board since 1987. Mr. Wexler was employed by Exxon Corporation and its affiliates, serving in senior staff and operating management positions in the United States and the Far East until his retirement in 1982.	1987

Other Executive Officers

Name	Age	Position with Nabors and Prior Business Experience
Bruce P. Koch	41	Vice President-Finance, since January 1996, and Corporate Controller of Nabors from March 1990 to 1995. He was associated with the accounting firm of Coopers & Lybrand from 1983 to 1990 in a number of capacities including Audit Manager. Mr. Koch has been a certified public accountant since 1982.
Daniel McLachlin	63	Vice President-Administration and Corporate Secretary of Nabors since 1986. He was Manager, Administration of Nabors from 1984 to 1986. From 1979 to 1984, he was the Vice President, Human Resources of Nabors Drilling Limited, a subsidiary of Nabors.

COMMITTEES OF THE BOARD

The Board has four committees - the Executive Committee, the Compensation Committee, the Audit Committee and the Technical and Safety Committee. The Board does not have a standing nominating committee. A shareholder who wishes to nominate a candidate for election to the Board should forward the candidate's name and detailed description of the candidate's qualifications to Nabors' Corporate Secretary at 515 West Greens Road, Suite 1200, Houston, Texas 77067. The deadline for shareholders to submit such nominations for the annual meeting to be held June 4, 2002 is January 7, 2002.

The table below sets forth the membership, number of meetings and responsibilities of each committee of the Board.

Committee	Members	Number of Meetings in 2000	Responsibilities
Executive Committee	Eugene M. Isenberg* Anthony G. Petrello Richard A. Stratton Jack Wexler	12	Exercises all powers, rights and authority of the Board, except with respect to certain actions as provided in Nabors' bylaws or applicable law.
Compensation Committee	Jack Wexler* Myron M. Sheinfeld	3	Reviews and makes recommendations with respect to the objectives, structure, cost and administration of Nabors' compensation programs, including but not limited to review of employment agreements, salaries, bonuses, stock options and employee benefit plans for officers and other key employees.
Audit Committee	Myron M. Sheinfeld* Jack Wexler Martin J. Whitman	4	Reviews and approves the scope of audit and certain non-audit services, the results of the audit and non-audit services, the adequacy of internal controls and fee estimates for audit and certain non-audit services.
Technical and Safety Committee	Hans W. Schmidt* James L. Payne Richard A. Stratton	3	Provides leadership in developing policies, implementing programs and monitoring performance in the technical and safety aspects of Nabors' operations.

* Committee Chairman

The Board of Directors met five times during 2000. No incumbent director attended fewer than 75% of the aggregate of the meetings of the Board and meetings of all committees on which he served.

DIRECTOR COMPENSATION

Directors who are not employees of Nabors receive $28,000 per year and an additional $3,000 per year for serving as chairman of a Board committee. Nabors does not pay additional fees for attendance at meetings of the Board or of Board committees. Prior to December 31, 2000, non-employee directors who served on the Executive Committee were paid $2,000 per meeting for attendance at meetings of the Executive Committee. Effective January 1, 2001, instead of the $2,000 per meeting, non-employee directors who serve on the Executive Committee receive $125,000 per year. In the event of retirement, permanent and total disability or death, the $125,000 fee, together with the amount of the annual fee for serving as a Board member shall continue for five years following the end of the quarter in which retirement, permanent and total disability or death occurs.

Nabors also issues stock options to its non-employee directors to provide an incentive to retain their services. Nabors' goal in encouraging the continuity of its non-employee directors is to enhance shareholder value. Option grants are made under option plans adopted from time to time for non-employee directors and are determined by a committee comprised of employee directors of the Board. On December 4, 2000, each non-employee director received option grants for service during the year 2001 based on his serving as a Board member, a committee member and/or as a committee chairman, as follows: Mr. Payne, 22,500 shares; Mr. Schmidt, 30,000 shares; Mr. Sheinfeld, 37,500 shares; Mr. Wexler, 45,000 shares; and Mr. Whitman, 22,500 shares. All of the options were granted at a per share price of $45.55, the market value of a share on the date of grant. The options fully vest on December 4, 2001 and are exercisable for ten years from the date of grant.

CERTAIN RELATIONSHIPS

For additional disclosure regarding relationships between members of the Board and Nabors, see "Compensation Committee Interlocks & Insider Participation".

SHARE OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS

The following table sets forth, as of April 12, 2001, information with respect to the beneficial ownership of Nabors' outstanding shares of common stock by (a) each Director and nominee for election as a Director, (b) executive officers who are not Directors or nominees for election as Directors, (c) all directors and executive officers as a group, (d) any other person or entity known by Nabors to be the beneficial owner of more than 5% of the shares of common stock, which is Nabors' only outstanding class of voting securities:

	Common Stock Beneficially Owned	
Beneficial Owner(1)	Number of Shares	Percent of Total(2)
Directors		
Eugene M. Isenberg(3)	10,533,860	6.74%
James L. Payne(4)	30,000	*
Anthony G. Petrello(5)	4,521,260	2.99%
Hans W. Schmidt(6)	61,500	*
Myron M. Sheinfeld(7)	76,135	*
Richard A. Stratton(8)	1,695,374	1.14%
Jack Wexler(9)	41,500	*
Martin J. Whitman(10)	1,659,067	1.13%
Other Executive Officers		
Bruce P. Koch(11)	30,112	*
Daniel McLachlin	91	*
All Directors/Executive Officers as a group (10 persons)(3)-(11)	18,648,889	11.47%
Other		
FMR Corporation(12)	11,239,663	7.66%

* Less than 1%

(1) The address of each of the directors and officers listed is in care of Nabors Industries, Inc., 515 West Greens Road, Suite 1200, Houston, Texas 77067.

(2) As of April 12, 2001, Nabors had 146,816,889 shares outstanding and entitled to vote.

(3) The shares listed for Mr. Isenberg include 9,398,458 shares which may be acquired pursuant to the exercise of options within 60 days of April 12, 2001. The shares listed for Mr. Isenberg are held

directly or indirectly through certain trusts, defined benefit plans and individual retirement accounts of which Mr. Isenberg is a grantor, trustee or beneficiary. Not included in the table are 190,543 shares owned directly or held in trust by Mr. Isenberg's spouse as to which Mr. Isenberg disclaims beneficial ownership.

(4) The shares listed for Mr. Payne include 30,000 shares which may be acquired pursuant to the exercise of options within 60 days of April 12, 2001.

(5) The shares listed for Mr. Petrello include 4,370,248 shares which may be acquired pursuant to the exercise of options within 60 days of April 12, 2001. The shares listed for Mr. Petrello are held directly or indirectly through certain trusts of which Mr. Petrello is grantor, trustee or beneficiary.

(6) The shares listed for Mr. Schmidt include 61,500 shares which may be acquired pursuant to the exercise of options within 60 days of April 12, 2001.

(7) The shares listed for Mr. Sheinfeld include 59,000 shares which may be acquired pursuant to the exercise of options within 60 days of April 12, 2001.

(8) The shares listed for Mr. Stratton include 1,666,568 shares which may be acquired pursuant to the exercise of options within 60 days of April 12, 2001.

(9) The shares listed for Mr. Wexler include 41,500 shares which may be acquired pursuant to the exercise of options within 60 days of April 12, 2001.

(10) The shares listed for Mr. Whitman include 75,000 shares which may be acquired pursuant to the exercise of options within 60 days of April 12, 2001. The shares listed for Mr. Whitman also include 474,808 shares of Nabors common stock owned by M. J. Whitman & Co., Inc., 537,000 shares of Nabors common stock owned by EQSF Advisers, Inc and 461,422 shares of Nabors common stock owned by MJ Whitman Advisers, Inc. Because Mr. Whitman is a majority stockholder in M.J. Whitman & Co, Inc., EQSF Advisers, Inc. and MJ Whitman Advisers, Inc., he may be deemed to have beneficial ownership of the Nabors shares owned by each company. The shares listed for Mr. Whitman exclude 787 shares owned directly by Mr. Whitman's spouse as to which Mr. Whitman disclaims beneficial ownership.

(11) The shares listed for Mr. Koch include 30,112 shares which may be acquired pursuant to the exercise of options within 60 days of April 12, 2001.

(12) Based on the information contained in Schedule 13G of FMR Corporation filed with the Securities and Exchange Commission on February 14, 2001, the shares listed include (i) 9,479,572 shares of Nabors common stock beneficially owned by Fidelity Management & Research Company, (ii) 791,550 shares of Nabors common stock beneficially owned by Fidelity Management Trust Company and (iii) 968,541 shares of Nabors common stock beneficially owned by Fidelity International Limited. FMR Corporation has sole voting power with respect to 1,709,021 shares and sole dispositive power with respect to 11,239,663 shares. The address of such entity is 82 Devonshire Street, Boston, Massachusetts 02109.

MANAGEMENT COMPENSATION

Summary Compensation Table

The table below sets forth all reportable compensation awarded to, earned by or paid to the named executive officers for services rendered in all capacities to Nabors and its subsidiaries whose compensation for the year exceed $100,000 for each of the last three fiscal years.

Annual Compensation					Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Period	Salary($)	Bonus($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Eugene M. Isenberg	2000	325,000	1,350,000(1)	75,730(2)	0	3,548,839	0	101,215(3)
Chairman of the Board, Director and Chief Executive Officer	1999	325,000	0	50,217	0	1,500,000	0	212,502
	1998	325,000	1,000,000		0	8,249,119	0	114,648
Anthony G. Petrello	2000	275,000	700,000(4)	313,424(5)	0	1,740,325	0	414,941(6)
Director, President and Chief Operating Officer	1999	275,000	0	209,041	0	750,000	0	289,118
	1998	275,000	200,000		0	3,905,423	0	295,041
Richard A. Stratton	2000	275,000	500,000	34,623(7)	0	565,943	0	17,004(8)
Vice Chairman of the Board and Director	1999	275,000	0	35,771	0	337,500	0	15,149
	1998	275,000	180,000		0	1,363,125	0	14,539
Bruce P. Koch	2000	185,000	15,000	(9)	0	15,000	0	7,650(10)
Vice President-Finance	1999	160,000	15,000		0	50,600	0	7,200
	1998	130,000	11,200		0	21,000	0	5,850

(1) Mr. Isenberg is entitled to receive an annual bonus as provided in his employment agreement with Nabors. For fiscal year 2000, Mr. Isenberg agreed to accept a bonus that was less than the bonus he was entitled to receive under his employment agreement.

(2) Includes (a) various club dues of $53,332; (b) auto allowance of $15,600; and (c) imputed life insurance of $6,798.

(3) Includes (a) Nabors' matching contributions to a retirement savings plan and a non-qualified deferred compensation plan of $7,650; and (b) $93,565 that is the net benefit to Mr. Isenberg of the premiums paid by Nabors, as projected on an actuarial basis, for a split dollar life insurance arrangement.

(4) Mr. Petrello is entitled to receive an annual bonus as provided in his employment agreement with Nabors For fiscal year 2000, Mr. Petrello agreed to accept a bonus that was less that the bonus he was entitled to receive under his employment agreement.

(5) Includes (a) club dues of $2,871; (b) auto allowance of $15,530; (c) imputed life insurance of $1,305; and (d) gross-up amounts for auto allowance, certain traveling and other expenses and imputed interest of $293,718.

(6) Includes (a) Nabors' matching contributions to a retirement savings plan and a non-qualified deferred compensation plan of $7,650; (b) $110,573 that is the net benefit to Mr. Petrello of the premiums paid by Nabors, as projected on an actuarial basis, for a split dollar life insurance arrangement; (c) imputed interest of $179,723 on a loan from Nabors in the maximum amount of

$2,881,915 pursuant to his employment agreement in connection with his relocation to Houston, the balance of which was $2,881,915 as of March 31, 2001 and no interest has been paid or charged thereon; and (d) reimbursement of certain traveling and other expenses of $116,995.

(7) Includes (a) club dues of $7,529; (b) auto allowance of $11,400; (c) imputed life insurance of $621; and (d) gross-up amounts for auto allowance, other expenses and imputed interest of $15,073.

(8) Includes (a) Nabors' matching contributions to a retirement savings plan and non-qualified deferred compensation plan of $7,650; (b) $2,845 that is the benefit to Mr. Stratton of the premiums paid by Nabors, as projected on an actuarial basis, for a split dollar life insurance arrangement; and (c) imputed interest of $6,509 on a loan from Nabors in the maximum amount of $104,375 in connection with his relocation to Houston, the balance of which was $104,375 as of March 31, 2001 and no interest has been paid or charged thereon.

(9) The aggregate amount of perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of the salary and bonus.

(10) Includes Nabors' matching contributions to a retirement savings plan and a non-qualified deferred compensation plan of $7,650.

Stock Option/SAR Grant Table

The following table provides information with respect to stock options granted during the fiscal year ended December 31, 2000 to the named executive officers. Nabors did not grant any stock appreciation rights to these officers during 2000.

	Individual Grants				
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value($) (5)
Eugene M. Isenberg	112,500(1)	1.86%	38.00	03/23/2010	1,652,029
Eugene M. Isenberg	2,436,339(2)	40.33%	46.50	09/11/2007	43,142,935
Eugene M. Isenberg	1,000,000(3)	16.55%	45.55	12/04/2010	17,291,700
Anthony G. Petrello	91,000(1)	1.51%	38.00	03/23/2010	1,336,308
Anthony G. Petrello	1,149,325(2)	19.03%	46.50	03/08/2007	20,352,362
Anthony G. Petrello	500,000(3)	8.28%	45.55	12/04/2010	8,645,850
Richard A. Stratton	315,943(2)	5.23%	46.50	01/07/2007	5,594,750
Richard A. Stratton	250,000(3)	4.14%	45.55	12/04/2010	4,322,925
Bruce P. Koch	15,000(4)	.25%	45.55	12/04/2010	259,376

(1) These options were granted to the executive in a number equal to the number of options exercised pursuant to the terms of prior option agreements. The options vested immediately.

(2) These options were granted on September 21, 2000 and vested immediately.

(3) These options were granted on December 4, 2000 and vested immediately

(4) The options were granted on December 4, 2000 and vest in four annual installments beginning on December 4, 2001.

(5) All options are granted at an exercise price equal to the market value of Nabors' common stock on the date of grant. Therefore, if there is no appreciation in the market value, no value will be realizable. In accordance with Securities and Exchange Commission rules, the Black-Scholes option pricing model was chosen to estimate the grant date present value of the options set forth in this table. Nabors' use of this model should not be construed as an endorsement of its accuracy at valuing options. All stock option valuation models, including the Black-Scholes model, require a prediction about the future movement of the stock price. The following assumptions were made for purposes of calculating the grant date present value: (a) for options that vested immediately, the expected term is assumed to be three and a half years, volatility of 42.3764%, dividend of $0 per share and risk free rates of return of 5.91% to 6.48%; and (b) for all other options, the expected term is assumed to be four years, volatility of 42.3764%, dividends of $0 per share and risk free rates of return of 5.91%. The figures given are not intended to forecast future price appreciation of the shares. The real value of the options in this table depends solely upon the actual performance of the Nabors' stock during the applicable period.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Value Table

The following table provides information with respect to the stock options exercised during fiscal 2000 and the value as of December 29, 2000 of unexercised in-the-money options held by the named executive officers. The value realized on the exercise of options is calculated using the difference between the per share option exercise price and the market value of a share on the date of the exercise. The value of unexercised in-the-money options at fiscal year end is calculated using the difference between the per share option exercise price and the market value of $59.15 per share at December 29, 2000.

Name	Shares Acquired on Exercise	Value Realized $	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End Exercisable / Unexercisable		Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable	
Eugene M. Isenberg	4,700,000	121,926,469	9,398,458 /	0	301,308,790 /	0
Anthony G. Petrello	2,200,000	56,591,969	4,370,248 /	0	136,699,519 /	0
Richard A. Stratton	600,000	15,300,000	1,666,568 /	0	54,265,923 /	0
Bruce P. Koch	27,500	753,350	18,462 /	60,638	784,690 /	2,122,525

Employment Contracts

Mr. Isenberg's and Mr. Petrello's employment contracts were amended and restated effective October 1, 1996 and both contracts are currently set to expire on September 30, 2006. The expiration date automatically extends for an additional one-year term on each anniversary date, unless Nabors provides notice to the contrary ten days prior to such anniversary. Mr. Isenberg's salary is subject to annual review for increase at the discretion of the Board and its Compensation Committee. The formula for the calculation of his cash bonus remained as it had been under the prior version, a shareholder approved contract, which provided that Mr. Isenberg is entitled to receive an annual cash bonus equal to 7% (6% for fiscal years commencing on or after October 1, 1999) of Nabors' net cash flow (as defined in the employment contract) in excess of 15% of the average stockholder's equity for such fiscal year. Mr. Petrello's salary is subject to annual review for increase at the discretion of the Board and its Compensation Committee. His annual bonus remained as it had been at the greater of $700,000 or 2% of the net cash flow (as defined in the employment contract) in excess of 15% of the average stockholders equity in such year. Mr. Isenberg and Mr. Petrello are eligible for stock options and grants; may participate in annual long-term incentive programs, and pension and welfare plans, on the same basis as other executives; and may receive special bonuses from time to time as determined by the Board.

In addition to salary and bonus each of Mr. Isenberg and Mr. Petrello is entitled to: group life insurance at an amount at least equal to three times their respective base salaries; various split-dollar life insurance policies, reimbursement of expenses, various perquisites and a personal umbrella policy in the amount of $5 million. Further, if Mr. Isenberg or Mr. Petrello is subject to the tax imposed by Section 4999 of the Internal Revenue Code, Nabors has agreed to reimburse them for such tax on an after-tax basis.

In the event that either Mr. Isenberg's or Mr. Petrello's employment contract is terminated by Nabors by reason of death, disability, or any reason other than for cause, or is terminated by either individual for Constructive Termination Without Cause (as defined in the respective agreements) or is terminated as a result of or following a Change in Control (as defined in the respective agreements), the terminated individual will be entitled to receive: (a) all base salary which would have been payable through the expiration date of the contract or three times his then current base salary, whichever is greater; (b) all annual cash bonus which would have been payable through the expiration date, or three times the highest bonus, (including the imputed value of grants of stock awards and stock options), paid or payable during the last three fiscal years prior to termination, whichever is greater; (c) any restricted stock outstanding, which shall immediately and fully vest; (d) any outstanding stock options, which shall immediately and fully vest; (e) any amounts earned, accrued or owing to the executive but not yet paid (including executive benefits, life insurance, disability benefits and reimbursement of expenses and perquisites) shall be continued through the later of the expiration date or three years after the termination date; (f) continued participation in medical, dental and life insurance coverage until the executive receives equivalent benefits or coverage through a subsequent employer or until the death of the executive or his spouse, whichever is later; and (g) any other or additional benefits in accordance with applicable plans and program of Nabors. In the event that either Mr. Isenberg's or Mr. Petrello's termination is related to a Change in Control, the terminated individual, at his election, would be entitled to receive a cash amount equal to one dollar less than the amount that would constitute an "excess parachute payment" as defined in Section 280G of the Internal Revenue Code, in place of the salary and bonus referred to in (a) and (b) above. In addition, the terminated individual would be entitled, at his election, to terminate his employment because of such Change in Control, and to receive instead of any such number of outstanding options, as selected by the individual, an amount of cash in exchange therefor equal to (x) the excess of the Change in Control Price (as defined in the respective agreements) over the exercise price of the options per share of common stock multiplied by (y) the number of options selected by the individual. In addition, the terminated individual would be entitled a grant of additional vested options exercisable for five years, at a price equal to the average closing price per share during the 20 days prior to the Change in Control in an amount equal to the highest number of options granted during any fiscal year during the period comprising the then current fiscal year and the three fiscal years preceding the Change in Control. In the event that either Mr. Isenberg's or Mr. Petrello's employment contract is terminated for cause or as a result of resignation (other than as described above), the terminated individual will be entitled to receive: (1) base salary through the date of termination; (2) all annual cash bonus which would have been payable through the date of termination; (3) all restricted stock that has vested on or prior to the date of termination; (4) any outstanding stock options vested on or prior to the date of termination; (5) any amounts earned, accrued or owing to the executive but not yet paid (including executive benefits, life insurance, disability benefits and reimbursement of expenses and perquisites if to be performed following termination); and (6) other or additional benefits in accordance with applicable plans and program of Nabors. If Mr. Petrello's employment is terminated for any reason, he also is entitled to certain relocation benefits as set forth in his employment agreement.

Mr. Stratton entered into a new employment contract effective October 1, 1996, with a current expiration date of September 30, 2006. The expiration date automatically extends for an additional one-year term on each anniversary date, unless Nabors provides notice to the executive to the contrary ten days prior to such anniversary. Mr. Stratton's salary is subject to annual review for increase at the discretion of the Board and its Compensation Committee. Mr. Stratton is also entitled to vacation, reimbursement of expenses, comprehensive medical, disability and life insurance protection, a split-dollar life insurance agreement in an amount of not less than $2 million, other perquisites and a personal umbrella policy in the amount of $5 million. Mr. Stratton's term of employment continues until the earliest of the expiration date of the contract, his death, permanent and total disability, temporary partial or permanent disability, voluntary resignation or discharge for cause as defined in the employment agreement. In the event Mr. Stratton's employment is terminated by Nabors for any reason other than cause or by Mr. Stratton's voluntary resignation or is terminated by Mr. Stratton following a Change in Control (as defined in his employment agreement), Mr. Stratton would be entitled to: (a) all base salary which would have been payable for the period from the termination date until the expiration date; (b) all deemed bonus which would have been payable for the period from the termination date until the expiration date (for this purpose, deemed bonus for each fiscal year shall equal the highest cash bonus paid to Mr. Stratton during the last three fiscal years prior to the termination date); (c) any restricted stock outstanding, which shall become immediately and fully vested; (d) any outstanding stock options, which shall become immediately and fully vested; (e) any amounts then earned, accrued or owing to Mr. Stratton but not yet paid (including obligations to be performed following termination); and (f) certain other benefits including vacation, life insurance and medical benefits will be continued through the later of the expiration date or three years following the date of termination. In the event Mr. Stratton is terminated for cause or voluntarily resigns, he would be entitled to receive or retain his salary through the termination date and any of his outstanding stock options which have then vested. Mr. Stratton may elect to treat any breach of his employment contract by Nabors or its successor, in the event of a merger, consolidation or sale of substantially all of the assets of Nabors, as a discharge without cause.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee for fiscal 2000 was comprised of two non-employee directors: Mr. Wexler (Chairman) and Mr. Sheinfeld. Neither Mr. Wexler nor Mr. Sheinfeld has ever served as an officer or employee of Nabors or any of its subsidiaries, nor has either participated in any transaction during the last fiscal year required to be disclosed pursuant to the federal proxy rules. No executive officer of Nabors serves on any board of directors of any entity of which Mr. Wexler or Mr. Sheinfeld is an employee.

During fiscal 2000 Nabors provided drilling and logistical services to Santa Fe Snyder Corporation, of which Mr. James L. Payne, served as the Chief Executive Officer. The drilling and logistical services were provided by Nabors to Santa Fe Snyder, at prevailing market rates. Amounts received for such services represented approximately 0.4% of Nabors' consolidated gross revenue and less than 5% of Santa Fe Snyder Corporation's gross revenue.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

Composition and Role of the Compensation Committee

The Compensation Committee meets periodically to review and recommend to the Board, for its approval, policies and procedures relating to employment agreements, salaries, bonuses, stock grants, stock options and employee benefit plans for officers and employees. In particular, the Committee is responsible for recommendations with regard to:

- Salary, cash bonuses, stock awards and stock option grants to management and other key employees;
- Policies and practices in regards to employment agreements; and
- Stock-based compensation plans, other benefit programs including stock option plans and defined contribution plans.

The Committee conducts periodic meetings throughout the year, culminating in an extended session, following the close of the fiscal year, to consider salary adjustments, incentive compensation and related issues.

Compensation Policies

The Committee's goal is to establish compensation policies and programs designed to attract and retain a qualified executive staff for the purpose of enhancing shareholder value. The Committee is mindful that, over the past decade, the oil field services industry, particularly the contract drilling segment, has been volatile, first undergoing severe contractions in activity forcing many companies to withdraw or be eliminated from the market place and now enjoying rapid expansion due to significantly improved market conditions. The ability of companies to compete in this market place depends in part on the need to attract and retain executives with the necessary industry knowledge and management and financial skills to preserve and enhance Nabors' position, notwithstanding the industry's characteristics. For this reason, the Committee also is of the view that attracting executive talent from both inside and outside the industry is important to the continued enhancement of Nabors. Consistent with these goals, the Committee seeks to:

- Attract and retain high quality executives needed to manage Nabors and maintain its competitive position;
- Reward effective ongoing management performance that achieved Nabors' operating, financial and strategic goals established each year;
- Focus executive attention on enhancing long-term shareholder value through stock-based compensation programs; and
- Reward key employees for exceptional performance with regard to Nabors' success.

Nabors' executive compensation program includes base salary and incentive bonuses as follows:

Base Salary: The Committee reviews the performance of each senior executive officer individually with the Chief Executive Officer and determines an appropriate salary level for each senior executive officer based primarily on individual performance and competitive factors. These competitive factors include as a reference the base salary of other top executives of drilling contractors and the oil service sector generally, and also the compensation levels needed to attract and retain highly talented executives from outside the industry. For fiscal 2000, the Committee noted that the salaries of the Chief Executive Officer and the other named executive officers were, in cases, below the mean of the salaries for the same categories of Nabors' competitors, as reported in the latest available proxy statements of the five companies other than Nabors that comprise the Dow Jones Oil Drilling Index. The salaries of the Chief Executive Officer and the President have remained the same since 1987 and 1992, respectively.

Incentive Bonus Program: The Committee administers annual review programs to determine to what extent to reward senior executive officers and key employees based upon Nabors' performance in relation to performance goals. Financial performance goals for the Chief Executive Officer and President are set forth in the contractual bonus formulae described above under "Management Compensation-Employment Contracts". With respect to other senior executive officers, the performance goals include both financial and non-financial objectives, including achieving certain financial targets in relation to internal budgets, developing internal infra-structure and enhancing positions in certain markets. The financial criteria include, among other things, increasing revenues, controlling direct and overhead expenses and increasing cash flow from operations. The non-financial criteria include: safety goals, maintaining Nabors' share in its principal geographic markets, enhancing Nabors' technical capabilities and developing operations in identified strategic markets. Based on these reviews, the Committee recommends annual incentive rewards to the Board. Annual incentive awards include cash, options or shares, or a combination thereof. Share awards or stock option grants typically have been issued on a four-year vesting schedule, but the Committee reserves the right to modify the vesting schedule in its discretion. Annual incentive bonus awards are not guaranteed except for those provided under contractual arrangements. The Committee believes that stock option grants and share awards are critical in motivating and rewarding the creation of long-term shareholder value, and the Committee has established a policy of awarding stock options from time to time based on continuing progress of Nabors and on individual performance.

On September 21, 2000 the Committee granted, as additional long-term compensation, to Mr. Isenberg, Mr. Petrello and Mr. Stratton 2,436,339, 1,149,325 and 315,943 stock options, respectively. The Committee noted that these grants restored approximately 52% of the executives ownership of options previously exercised during the calendar year. The stock options were granted with a per share exercise price of $46.50, the market value of an underlying share on the date of grant.

For fiscal 2000, the bonus and stock options granted to the Chief Executive Officer and the next two most highly compensated executive officers were higher than those for the same categories of Nabors' competitors, as reported in the latest available proxy statements of the five companies other than Nabors that comprise the Dow Jones Oil Drilling Index. Mr. Isenberg's and Mr. Petrello's cash bonuses are determined under a contractual formula based upon financial results (see "Management Compensation — Employment Contracts"). However, for fiscal 2000, the Committee, with the concurrence of Mr. Isenberg and Mr. Petrello, reduced the cash bonus awards that they were entitled to under their contractual arrangements. On December 4, 2000, the Committee granted to Mr. Isenberg and Mr. Petrello 1,000,000 and 500,000 stock options, respectively, with a per share exercise price of $45.55, the market value of an underlying share on the date of grant.

Section 162(m) of the Internal Revenue Code of 1986, as amended, limits to $1,000,000 the amount of compensation that may be deducted by Nabors in any year with respect to certain of Nabors' highest paid executives. Certain performance-based compensation that has been approved by shareholders is not subject to the $1,000,000 limit, nor is compensation paid pursuant to employment contracts in existence prior to the adoption of Section 162(m) in 1993. Section 162(m) applied to Nabors for the first time in fiscal 1995. Although the contractual bonus arrangements remained the same from their previous contracts, certain bonus compensation, as well as the share options granted to Mr. Isenberg, Mr. Petrello and Mr. Stratton pursuant to the new and amended employment contracts entered into in 1996, may not be exempt from Section 162(m). Consequently, Nabors may not be able to deduct that portion of such compensation that exceeds $1,000,000 (see "Management Compensation-Option/SAR Grants in the Last Fiscal Year" and "— Employment Contracts"). While the Committee intends to take reasonable steps to obtain deductibility of compensation, it reserves the right not to do so in its judgment, particularly with respect to retaining the service of its principal executive officers.

Chief Executive Officer and President

The Committee's arrangements with its Chief Executive Officer and President have been designed from the outset to align compensation to enhancing shareholder value. Mr. Isenberg's compensation is made pursuant to a contractual formula that originated with several of Nabors' major shareholders in 1987 following Nabors' bankruptcy proceedings. These arrangements were subsequently approved by the various constituencies in Nabors' bankruptcy proceedings, including equity and debt holders, and confirmed by the United States Bankruptcy Court. Mr. Isenberg's base salary has remained constant since 1987, and Mr. Petrello's has not changed since his employment began in 1991. The major portion of Mr. Isenberg's and Mr. Petrello's cash compensation is the performanced-based bonus compensation. Under their agreements, Mr. Isenberg and Mr. Petrello are entitled to receive a cash bonus according to a formula based on a percentage during 2000 (Isenberg-6%, Petrello-2%) of cash flow in excess of a 15% return on shareholders' average book equity. Mr. Petrello is also entitled to a minimum annual cash bonus of $700,000 (which he waived in 1999). The Committee believes that tying the cash bonus to cash flow in excess of a return on shareholders' average equity aligns Mr. Isenberg's and Mr. Petrello's bonuses to achieving superior financial results that should enhance shareholder value. In order to ensure that Mr. Isenberg and Mr. Petrello would continue to be available to Nabors, the Committee amended and restated their employment contracts effective October 1, 1996 for additional five-year terms that renew annually absent notice to the contrary (see "Management Compensation - Employment Contracts"). Mr. Isenberg's contractual bonus (as well as Mr. Petrello's) provides for the mandatory application of their respective bonus formulae. However, as indicated above, for fiscal 2000, the Committee, with the concurrence of Mr. Isenberg and Mr. Petrello, reduced the cash bonus awards to which they were entitled under the formula arrangements.

In reviewing Mr. Isenberg's and Mr. Petrello's compensation, the Committee took into account the long-term shareholder value which they helped create since Mr. Isenberg became Nabors' Chief Executive Officer in 1987 and Mr. Petrello became President in 1992. The Committee considered that the Company's financial results had improved dramatically in fiscal 2000 as compared to 1999. The Committee also considered that the Company's senior executives had guided the Company through a very difficult period in the oil and gas industry and by formulating and carrying out comprehensive strategies, tactics and risk taking, had positioned the Company to capitalize on the recent up turn in the industry. The Committee recognized that a very important achievement of the senior executives had been the heightened awareness of safety in the Company's operations that resulted in a Company-wide reduction in the frequency and severity of accidents. As a result of the senior executives' efforts, the Company has been recognized as a leader not only in the drilling industry but also in industry in general. This recognition has been evidenced by the inclusion of the Company in the Standard & Poor's 500 Index in October 2000. The results achieved by the senior executive's efforts are reflected in the chart below.

FINANCIAL HIGHLIGHTS

Nabors Industries, Inc. and Subsidiaries

(In millions, except per share amounts)

	Fiscal Year[1]			2000 Versus 1999 Increase/(Decrease)		2000 Versus 1995 Increase/(Decrease)	
Financial Data	**2000**	**1999**	**1995**	**$**	**%**	**$**	**%**
Revenues	$1,364.6	$ 642.3	$572.8	722.3	112	791.8	138
Net income	137.4	27.7	51.1	109.7	396	86.3	169
Net income per diluted share	0.90	0.23	0.57	0.67	291	0.33	58
Stockholders' equity	1,806.5	1,470.1	368.8	336.4	23	1,437.7	390
Year end market value of shares outstanding	$8,689.1	$4,156.3	$774.2	$4,532.8	109	$7,914.9	1,022

(1) The fiscal years ended 2000 and 1999 are for the period January 1 through December 31, and the fiscal year ended 1995 is for the period October 1 through September 30.

THE COMPENSATION COMMITTEE

Jack Wexler, Chairman
Myron M. Sheinfeld

REPORT OF THE AUDIT COMMITTEE

Composition and Role of the Audit Committee

The Audit Committee is comprised of three members, Mr. Sheinfeld (Chairman), Mr. Wexler and Mr. Whitman. In 2000 the Committee met four times. The Audit Committee is governed by an Audit Committee Charter adopted in April 1999, which is attached to this Proxy Statement as Appendix A. Nabors' securities are listed on the American Stock Exchange and are governed by its listing standards. All members of the Audit Committee meet the independence standards of Section 121 (A) of the American Stock Exchange.

Audit Committee Report

March 30, 2001

To the Board of Directors of Nabors Industries, Inc.:

Our Committee has reviewed and discussed with management the audited financial statements of Nabors Industries, Inc. for the year ended December 31, 2000 (the "Audited Financial Statements"). In addition, we have discussed with PricewaterhouseCoopers LLP, the independent auditing firm for the Company, the matters required by Codification of Statements on Auditing Standards No. 61 (SAS 61).

The Committee also has received the written report, disclosure and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board ("ISB") Statement No. 1, and we have reviewed, evaluated and discussed the written report with that firm and its independence from the Company. We also have discussed with management of the Company and the auditing firm such other matters and received such assurances from them as we deemed appropriate.

In evaluating the independence of PricewaterhouseCoopers LLP, the Committee reviewed the amount of fees paid to PricewaterhouseCoopers LLP for audit and non-audit services, which were as follows:

AUDIT FEES: The aggregate fees for the professional services rendered by PricewaterhouseCoopers LLP in connection with their audit of our consolidated financial statements and reviews of the consolidated financial statements included in our quarterly reports on Form 10-Q during the year ended December 31, 2000 were approximately $694,939.

FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES: There were no professional services rendered by PricewaterhouseCoopers LLP in the year ended December 31, 2000 relating to financial information systems design and implementation.

ALL OTHER FEES: The aggregate fees for all other services rendered by PricewaterhouseCoopers LLP during the year ended December 31, 2000 were approximately $981,615.

The Committee concluded that the non-audit services provided and fees paid therefor did not adversely impact the independence of PricewaterhouseCoopers LLP.

Based on the foregoing review and discussions and relying thereon, we have recommended to the Company's Board of Directors the inclusion of the Audited Financial Statements in the Company's Annual Report for the year ended December 31, 2000 on Form 10-K, to be filed with the Securities and Exchange Commission.

THE AUDIT COMMITTEE

Myron M. Sheinfeld, Chairman
Jack Wexler
Martin J. Whitman

STOCK PERFORMANCE GRAPH

The following graph illustrates comparisons of five-year cumulative total returns among Nabors Industries, Inc., the S&P 500 Index and the Dow Jones Oil Drilling Index. Total returns assumes $100 invested on December 31, 1995 in shares of Nabors Industries, Inc., the S&P 500 Index, and the Dow Jones Oil Drilling Index. It also assumes reinvestment of dividends and is calculated at the end of each calendar year, December 31, 1995 to December 31, 2000.


600
500
400
300
200
100
0
Dollars
$526
$232
$233
Dec. 95
Dec. 96
Dec. 97
Dec. 98
Dec. 99
Dec. 00
Nabors Industries, Inc.
S&P 500 Index
Dow Jones Oil Drilling Index

	1996	1997	1998	1999	2000
Nabors Industries, Inc.	171	281	120	275	526
S&P 500 Index	123	164	211	255	232
Dow Jones Oil Drilling Index	140	218	118	164	233

ACCOUNTANTS

PricewaterhouseCoopers LLP, independent accountants, have been selected to serve as Nabors' accountants for the current fiscal year. They, or a predecessor, have been our accountants since May 1987.

A representative from PricewaterhouseCoopers LLP is expected to be present at the annual meeting. This representative will be available to respond to appropriate questions.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Nabors' directors and executive officers, and persons who own more than 10% of a registered class of Nabors' equity securities, to file with the Securities and Exchange Commission and the American Stock Exchange initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Nabors. Officers, directors and greater than 10% shareholders are required by SEC regulation to furnish Nabors with all Section 16(a) forms which they file.

To Nabors' knowledge, based solely on review of the copies of such reports furnished to Nabors and written representation that no other reports were required during the fiscal year ended December 31, 2000, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten-percent beneficial owners were complied with on a timely basis except for that Mr. James L. Payne, Director, failed to report on a timely basis one transaction which was exempt from liability under Section 16.

OTHER MATTERS

The Board knows of no other business to come before the annual meeting. However, if any other matters are properly brought before the annual meeting, the persons named in the accompanying form of proxy, or their substitutes, will vote in their discretion on such matters.

SHAREHOLDERS' PROPOSALS FOR PRESENTATION AT 2002 ANNUAL MEETING

If a shareholder of Nabors wishes to present a proposal for consideration at the 2002 Annual Meeting of Shareholders, the proposal must be received at the executive offices of Nabors no later than January 7, 2002 to be considered for inclusion in Nabors' proxy statement and form of proxy for that annual meeting.

NABORS INDUSTRIES, INC.

DANIEL MCLACHLIN
Corporate Secretary

Dated: May 7, 2001

NABORS INDUSTRIES, INC. AUDIT COMMITTEE CHARTER

Organization

There shall be a committee of the Board of Directors to be known as the Audit Committee. The Audit Committee shall consist of at least three independent members of the Board of Directors, who serve at the pleasure of the Board. The Board of Directors shall designate the Audit Committee members and the committee chair. The Audit Committee shall be composed of directors who are independent of the management of the corporation and are free of any relationship that, in the opinion of the Board of Directors, would interfere with their exercise of independent judgment as committee members.

Members of the Audit Committee should be considered independent if they have no relationship to the corporation which may interfere with the exercise of their independence from management and the corporation. If a director has a relationship which could interfere with the exercise of their independence from management and the corporation, such a director who has one or more of these relationships may be appointed to the Audit Committee, if the Board under exceptional and limited circumstances determines that membership on the committee by the individual is required by the best interest of the corporation and its shareholders, and the Board discloses in the next annual proxy statement subsequent to such determination, the nature of the relationship and the reasons for that determination.

Meetings

The Audit Committee should meet at least four times annually or more frequently as circumstances may require. The Audit Committee should meet at least annually with management, independent accountants and internal auditors, in separate executive sessions to discuss any matters that the Audit Committee or each of the entities believe should be discussed privately.

Director Qualifications

The Audit Committee members should be experienced in reviewing and evaluating financial matters with at least one member having accounting or related financial management expertise.

Statement of Policy - Purpose

The Audit Committee shall assist the Board of Directors in fulfilling their responsibility to the shareholders, potential shareholders, investment community, the public and any governmental body relating to corporate accounting, reporting practices of the corporation, the quality and integrity of the financial reports, legal compliance and ethics that management of the corporation and the board have established. It is the responsibility of the Audit Committee to maintain free and open communication between the directors, the independent auditors, the internal auditors and the financial management of the corporation to encourage continuous improvement of and adherence to the corporation's policies, procedures and practices.

Responsibilities and Duties

In carrying out its responsibilities, the Audit Committee believes its policies and procedures should remain flexible, to best react to changing conditions and ensure the directors and shareholders that corporate accounting and reporting practices of the corporation are in accordance with all legal requirements and are of the highest quality.

In carrying out these responsibilities, the Audit Committee will:

- Review and update this charter periodically, as conditions require.
- Review and recommend to the Board of Directors the selection of independent accountants to audit the financial statements of the corporation, its divisions and subsidiaries.
- Review and approve fees and other compensation to be paid to the independent accountants.
- Review and discuss with the independent accountants all significant relationships the accountants have with the corporation to verify the accountants' independence.
- Review the performance of the independent accountants and approve any discharge of the independent accounts when circumstances so warrant.
- Meet with the independent accountants and financial management of the corporation to review the scope of the proposed audit for the current year and the audit procedures to be utilized.
- At the conclusion of the audit, meet with the independent accountants to review the audit, their comments and recommendations.
- Review with the independent accountants, the corporation's internal auditor, and financial and accounting personnel, the integrity, adequacy and effectiveness of the accounting and financial controls of the corporation, and its internal and external financial reporting practices and processes and receive and review any recommendations for the improvement of such internal control procedures, reporting practices and processes or areas where new or more detailed controls or procedures are desirable.
- Review the internal audit function of the corporation including the internal auditor, independence and authority of its reporting obligations, the proposed audit plans for the coming year, and the coordination of such plans with the independent auditors.
- Receive and review a summary of findings from completed internal audits.
- Review and meet separately with management, independent accountants, and internal auditors to discuss any significant difficulties encountered during the course of the audits, including but not limited to restrictions on scope of work, access to information, disagreements among management, independent accountants and internal auditors in connection with preparation of financial statements, and any change in accounting principles.
- Meet separately with internal auditors and independent accountants, without members of management present to discuss independent accountants' or internal auditors' evaluation of the corporation's financial, accounting and auditing personnel, cooperation received during the audit, and any matters which may be brought to the attention of the Audit Committee.
- Review with financial management of the corporation and the independent auditor their qualitative judgments about the appropriateness of the accounting principles and financial disclosure practices used or proposed to be adopted by the AICPA about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates.
- Review the financial statements contained in the annual report to shareholders with management and the independent accountants to determine that the independent accountants are satisfied with the disclosure and content of the financial statements to be presented to shareholders.
- Review accounting and financial human resources and succession planning within the corporation.
- Establish, review and update a code of ethical conduct and ensure management has established a system to enforce such code.
- Review management's monitoring of the corporation's compliance with such code of ethical conduct and ensure that a proper review system is in place to satisfy legal reporting requirements.

- Review with the corporation's legal counsel any compliance matter, including corporate securities trading, or any legal matter which could have significant impact on the corporation's financial statements.
- Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors.
- Investigate any matter brought to the attention of the Audit Committee within the scope of its duties, with the power to retain outside independent counsel, accountants, or others for this purpose if, in its judgment, that is appropriate.
- Perform any other activities consistent with this charter, the corporation's by-laws and governing law, as the Audit Committee or the Board of Directors deems necessary or appropriate.

Addendum 1

The following are examples of relationships which members of the Audit Committee may have which may interfere with the exercise of their independence from management and the corporation:

1. A director being employed by the corporation or any of its affiliates for the current year or any of the past five years;
2. A director accepting any compensation from the corporation or any of its affiliates other than compensation for board service or benefits under tax qualified retirement plans;
3. A director being a member of immediate family of an individual who is, or has been in any of the past five years, employed by the corporation or any of its affiliates as an executive officer;
4. A director being a partner in, or a controlling shareholder or an executive officer of, any for profit business organization to which the corporation made, or from the which the corporation received payments that are or have been significant to the corporation or business organization in any of the past five years;
5. A director being employed as an executive of another company where any of the corporation's executives serve on that company's compensation committee.

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ANNEX N

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of Nabors Industries, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Nabors Industries, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Houston, Texas
January 23, 2002,
except for Note 16, as to which
the date is March 18, 2002
[56-57]

NABORS INDUSTRIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
	(In thousands, except per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 198,443	$ 197,312
Marketable securities	343,169	138,939
Accounts receivable, net	361,086	350,302
Inventory and supplies	18,515	18,029
Deferred income taxes	28,145	27,816
Prepaid expenses and other current assets	81,588	71,218
Total current assets	1,030,946	803,616
Marketable securities	377,025	214,702
Property, plant and equipment, net	2,433,247	1,821,392
Goodwill, net	199,048	192,181
Other long-term assets	111,649	104,977
Total assets	$4,151,915	$3,136,868
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term obligations	$ 2,510	$ 3,554
Trade accounts payable	131,821	139,162
Accrued liabilities	168,022	113,010
Income taxes payable	27,777	23,453
Total current liabilities	330,130	279,179
Long-term obligations	1,567,616	854,777
Other long-term liabilities	110,902	99,147
Deferred income taxes	285,401	97,297
Total liabilities	2,294,049	1,330,400
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Common stock, par value $.10 per share:		
Authorized common shares 400,000; issued 147,711 and 147,155	14,771	14,715
Capital in excess of par value	1,091,536	1,145,847
Accumulated other comprehensive income	3,260	7,094
Retained earnings	1,001,079	643,629
Less treasury stock, at cost, 6,822 and 589 common shares	(252,780)	(4,817)
Total stockholders' equity	1,857,866	1,806,468
Total liabilities and stockholders' equity	$4,151,915	$3,136,868

The accompanying notes are an integral part of these consolidated financial statements.

NABORS INDUSTRIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2001	2000	1999
	(In thousands, except per share amounts)		
Revenues and other income:			
Operating revenues	$2,121,157	$1,327,124	$638,507
Earnings from unconsolidated affiliates	36,887	37,490	3,757
Interest income	53,973	20,581	8,756
Other income, net	13,320	24,121	8,860
Total revenues and other income	2,225,337	1,409,316	659,880
Cost and other deductions:			
Direct costs	1,296,941	888,322	418,675
General and administrative expenses	135,496	106,504	65,288
Depreciation and amortization	189,896	152,413	99,893
Interest expense	60,722	35,370	30,395
Total costs and other deductions	1,683,055	1,182,609	614,251
Income before income taxes and extraordinary gain	542,282	226,707	45,629
Income taxes (benefits):			
Current	83,718	19,594	(2,478)
Deferred	110,772	71,639	20,403
Total income taxes	194,490	91,233	17,925
Income before extraordinary gain	347,792	135,474	27,704
Extraordinary gain, net of income taxes of $5,672 and $1,154, respectively	9,658	1,882	—
Net income	$ 357,450	$ 137,356	$ 27,704
Earnings per share:			
Basic:			
Before extraordinary gain	$ 2.41	$ .94	$ .25
Extraordinary gain, net	.07	.01	—
Net income	$ 2.48	$ .95	$ .25
Diluted:			
Before extraordinary gain	$ 2.18	$ .89	$ .23
Extraordinary gain, net	.06	.01	—
Net income	$ 2.24	$ .90	$ .23
Weighted average number of shares Outstanding:			
Basic	144,430	144,344	111,395
Diluted	168,790	152,417	120,449

The accompanying notes are an integral part of these consolidated financial statements.

[58-59]

NABORS INDUSTRIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 357,450	$ 137,356	$ 27,704
Adjustments to net income:			
Depreciation and amortization	189,896	152,413	99,893
Deferred income taxes	110,772	71,639	20,403
Deferred financing costs amortization	6,339	183	—
Discount amortization on zero coupon debentures	31,832	6,625	—
Discount amortization of investments	(180)	—	—
Gains on disposition of long-term assets	(10,246)	(1,713)	(2,915)
Losses (gains) on marketable securities and warrants	474	(18,800)	(3,656)
Sales of marketable securities, trading	—	401	—
Foreign currency transaction (gains) losses	(419)	(1,441)	37
Equity in (earnings) losses from unconsolidated affiliates, net of dividends	(26,386)	(21,540)	343
Gains on early extinguishment of debt, net	(9,658)	(1,882)	—
Other	457	1,715	241
Increase (decrease), net of effects from acquisitions, from changes in:			
Accounts receivable	3,026	(144,659)	33,005
Inventory and supplies	(791)	7,729	9,996
Prepaid expenses and other current assets	(13,753)	17,688	(3,399)
Other long-term assets	18,017	(20,508)	(8,031)
Trade accounts payable and accrued liabilities	30,576	11,283	(15,346)
Income taxes payable	801	10,661	(10,497)
Other long-term liabilities	6,698	12,298	(13,730)
Net cash provided by operating activities	694,905	219,448	134,048
Cash flows from investing activities:			
Purchases of marketable securities, available-for-sale	(535,499)	(325,286)	(25,375)
Sales of marketable securities, available-for-sale	163,110	42,450	6,602
Cash received from disposition of long-term assets	15,067	7,523	5,650
Cash (paid for) received from acquisitions of businesses, net	(66,352)	—	6,332
Capital expenditures	(701,156)	(300,637)	(82,126)
Investments in unconsolidated affiliates	—	—	(1,425)
Net cash used for investing activities	(1,124,830)	(575,950)	(90,342)
Cash flows from financing activities:			
Decrease (increase) in restricted cash	692	1,634	(1,060)
Proceeds from long-term borrowings	840,338	501,941	324,707
Reduction of long-term obligations	(156,001)	(136,434)	(232,864)
Debt issuance costs	(12,879)	(6,810)	(2,779)
Decrease in short-term borrowings, net	—	—	(73,565)
Common stock transactions	8,219	112,979	5,687
Treasury stock transactions	(247,963)	—	—
Net cash provided by financing activities	432,406	473,310	20,126
Effect of exchange rate changes on cash	(1,350)	(76)	—
Net increase in cash and cash equivalents	1,131	116,732	63,832
Cash and cash equivalents, beginning of period	197,312	80,580	16,748
Cash and cash equivalents, end of period	$ 198,443	$ 197,312	$ 80,580

The accompanying notes are an integral part of these consolidated financial statements.

NABORS INDUSTRIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Capital in Excess of Par Value	Accumulated Other Comprehensive Income		Retained Earnings	Treasury Stock	Total Stockholders' Equity
	Shares	Par Value		Unrealized Gains (losses) on Marketable Securities	Cumulative Translation Adjustment			
				(In thousands)				
Balances, December 31, 1998	101,382	$10,138	$ 394,562	$ (3,129)	$(7,854)	$ 478,569	$ (4,817)	$ 867,469
Comprehensive income:								
Net income						27,704		27,704
Translation adjustment					1,541			1,541
Unrealized gains on marketable securities, net of income taxes:								
Unrealized holding gains arising during the period, net of income taxes of $4,698				7,999				7,999
Less: reclassification adjustment for gains included in net income, net of income taxes of $1,401				(2,385)				(2,385)
Total comprehensive income	—	—	—	5,614	1,541	27,704	—	34,859
Issuance of common shares for stock options exercised	633	63	6,282					6,345
Issuance of common shares in connection with the Bayard acquisition	6,167	617	74,230					74,847
Issuance of common shares in connection with the Pool acquisition	19,743	1,974	282,879					284,853
Return and retirement of common shares held in escrow in connection with the Adcor acquisition	(12)	(1)	1					—
Conversion of 5% notes, net of issuance costs	9,508	951	169,436					170,387
Tax effect of stock option deductions			31,314					31,314
Subtotal	36,039	3,604	564,142	—	—	—	—	567,746
Balances, December 31, 1999	137,421	$13,742	$ 958,704	$ 2,485	$(6,313)	$ 506,273	$ (4,817)	$1,470,074
Comprehensive income:								
Net income						137,356		137,356
Translation adjustment					(2,490)			(2,490)
Unrealized gains on marketable securities, net of income taxes:								
Unrealized holding gains arising during the period, net of income taxes of $13,771				23,448				23,448
Less: reclassification adjustment for gains included in net income, net of income taxes of $5,894				(10,036)				(10,036)
Total comprehensive income	—	—	—	13,412	(2,490)	137,356	—	148,278
Issuance of common shares for stock options exercised	9,664	966	110,532					111,498
Issuance of common shares in connection with the Bayard warrants exercised	70	7	1,636					1,643
Tax effect of stock option deductions			75,137					75,137
Other			(162)					(162)
Subtotal	9,734	973	187,143	—	—	—	—	188,116
Balances, December 31, 2000	147,155	$14,715	$1,145,847	$ 15,897	$(8,803)	$ 643,629	$ (4,817)	$1,806,468

[60-61]

	Common Stock		Capital in Excess of Par Value	Accumulated Other Comprehensive Income		Retained Earnings	Treasury Stock	Total Stockholders' Equity
	Shares	Par Value		Unrealized Gains (losses) on Marketable Securities	Cumulative Translation Adjustment			
				(In thousands)				
Balances, December 31, 2000	147,155	$14,715	$1,145,847	$ 15,897	$(8,803)	$ 643,629	$ (4,817)	$1,806,468
Comprehensive income:								
Net income						357,450		357,450
Translation adjustment					(347)			(347)
Unrealized losses on marketable securities, net of income taxes:								
Unrealized holding losses arising during the period, net of income tax benefit of $1,560				(2,657)				(2,657)
Less: reclassification adjustment for losses included in net income, net of income tax benefit of $488				(830)				(830)
Total comprehensive income	—	—	—	(3,487)	(347)	357,450	—	353,616
Issuance of common shares for stock options exercised	556	56	8,163					8,219
Tax effect of stock option deductions			(62,474)					(62,474)
Repurchase of common shares							(247,963)	(247,963)
Subtotal	556	56	(54,311)	—	—	—	(247,963)	(302,218)
Balances, December 31, 2001	147,711	$14,771	$1,091,536	$ 12,410	$(9,150)	$1,001,079	$(252,780)	$1,857,866

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of Operations

Nabors is the largest land drilling contractor in the world, with over 550 land drilling rigs. Nabors conducts oil, gas and geothermal land drilling operations in the US Lower 48 states, Alaska and Canada, and internationally, primarily in South and Central America, the Middle East and Africa. Nabors also is one of the largest land well-servicing and workover contractors in the United States. We own approximately 745 land workover and well-servicing rigs, primarily in the southwestern and western United States and approximately 40 well-servicing and workover rigs in certain international markets. Nabors also is a leading provider of offshore platform workover and drilling rigs. Nabors markets 42 platform, 16 jackup and three barge rigs in the Gulf of Mexico and international markets. These rigs provide well-servicing, workover and drilling services. We also own and operate a net of nine rigs through an international joint venture in Saudi Arabia (giving effect to Nabors' 50% interest in the venture's 18 rigs).

To further supplement our primary business, we offer a number of ancillary well-site services, including oilfield management, engineering, transportation, construction, maintenance, well logging and other support services, in selected domestic and international markets. Our land transportation and hauling fleet includes 240 rig and oilfield equipment hauling tractor-trailers and a number of cranes, loaders and light-duty vehicles. We also maintain over 290 fluid hauling trucks, approximately 700 fluid storage tanks, eight saltwater disposal wells and other auxiliary equipment used in domestic drilling and well-servicing operations. In addition, we market a fleet of 30 marine transportation and supply vessels primarily in the Gulf of Mexico that provides transportation of drilling materials, supplies and crews for offshore rig operations and support for other offshore operations and we manufacture and lease or sell top drives for a broad range of drilling rig applications, rig instrumentation and data collection equipment, and rig reporting software.

Our businesses depend to a large degree on the level of capital spending by oil and gas companies for exploration, development and production activities. Therefore, a sustained increase or decrease in the price of natural gas or oil, which could have a material impact on exploration, development and production activities, also could materially affect our financial position, results of operations and cash flows.

Principles of Consolidation

Our consolidated financial statements include the accounts of Nabors and all majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. Certain immaterial reclassifications have been made to prior years to conform to current period presentation, with no effect on our consolidated financial position, results of operations or cash flows.

Investments in entities where we have the ability to exert significant influence, but where we do not control their operating and financial policies, are accounted for using the equity method. Our share of the net income of these entities is recorded as earnings from unconsolidated affiliates in the consolidated statements of income, and our investment in these entities is carried as a single amount in the consolidated balance sheets.

Although Nabors had a majority voting interest (51%) in an Argentine entity prior to January 1, 2001, Nabors' ability to control the entity's operations was restricted by certain substantive participating rights granted to the minority shareholder. These rights included the unanimous approval of operating and capital budgets by the board of directors, which included two representatives of the minority shareholder. Additionally, the general manager of the entity was subject to approval by the minority shareholder. Accordingly, we accounted for this entity using the equity method of accounting prior to January 1, 2001, since such participating rights allowed the minority shareholder to effectively participate in decisions made in the ordinary course of business. On January 1, 2001, we acquired the remaining 49% of this Argentine operation, and therefore we have consolidated these operations from that date (Note 2).

Investments in net assets of affiliated entities accounted for using the equity method totaled $55.1 million and $47.3 million as of December 31, 2001 and 2000, respectively, and are included in other long-term assets in the consolidated balance sheet.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and various other short-term investments with original maturities of three months or less.

[62-63]

Marketable Securities

Marketable securities consist of equity securities, certificates of deposit, corporate debt securities, US Government debt securities, government agencies debt securities, foreign government debt securities, mortgage-backed debt securities, mortgage-CMO debt securities and asset-backed debt securities. Securities classified as available-for-sale or trading are stated at fair value. Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and, until realized, are reported net of taxes in a separate component of stockholders' equity. Unrealized and realized gains and losses on securities classified as trading are reported in earnings currently.

In computing realized gains and losses on the sale of equity securities, the specific identification method is used. In accordance with this method, the cost of the equity securities sold is determined using the specific cost of the security when originally purchased.

Inventory and Supplies

Inventory and supplies are composed of replacement parts and supplies held for use in our drilling operations and top drives and drilling instrumentation systems manufactured by our subsidiaries for resale. Inventory and supplies are valued at the lower of weighted average cost or market value.

Property, Plant and Equipment

Property, plant and equipment, including renewals and betterments, are stated at cost, while maintenance and repairs are expensed currently. Interest costs applicable to the construction of qualifying assets are capitalized as a component of the cost of such assets. We provide for the depreciation of our drilling and workover rigs using the units-of-production method over an approximate 4,900-day period, with the exception of our jackup rigs which are depreciated over an 8,030-day period, after provision for salvage value. When our drilling and workover rigs are not operating, a depreciation charge is provided using the straight-line method over an assumed depreciable life of 20 years, with the exception of our jackup rigs, where a 30-year depreciable life is used. Effective October 1, 2001, we changed the depreciable lives of our drilling and workover rigs from 4,200 to 4,900 active days, our jackup rigs from 4,200 to 8,030 active days and certain other drilling equipment lives, to better reflect the estimated useful lives of these assets. The effect of this change in accounting estimate was accounted for on a prospective basis beginning October 1, 2001 and increased net income by approximately $5.5 million ($.03 per diluted share) for 2001.

Depreciation on buildings, well-servicing rigs, oilfield hauling and mobile equipment, marine transportation and supply vessels, and other machinery and equipment is computed using the straight-line method over the estimated useful life of the asset after provision for salvage value (buildings — 10 to 30 years; well-servicing rigs — 15 to 25 years; marine transportation and supply vessels — 15 to 25 years; oilfield hauling and mobile equipment and other machinery and equipment — 3 to 10 years). Amortization of capitalized leases is included in depreciation and amortization expense. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are removed from the respective accounts and any gains or losses are included in our results of operations.

We review our assets for impairment when events or changes in circumstances indicate that the net book values of equipment may not be recovered over their remaining service lives. Provisions for asset impairment are charged to income when the sum of estimated future cash flows, on an undiscounted basis, is less than the asset's net book value. Impairment charges are recorded based on discounted cash flows. There were no impairment losses during the years ended December 31, 2001, 2000 and 1999.

Goodwill

Goodwill represents the cost in excess of fair value of the net assets of companies acquired (Note 2). Prior to January 1, 2002, goodwill was amortized using the straight-line method over 30 years and was recorded net of accumulated amortization of $16.1 million and $8.9 million as of December 31, 2001 and 2000, respectively. Amortization of goodwill for the years ended December 31, 2001, 2000 and 1999 amounted to $7.2 million, $5.9 million and $1.9 million, respectively. Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 supersedes APB Opinion No. 17, which stated that goodwill acquired as a result of a purchase method business combination and all other intangible assets are subject to amortization. APB No. 17 also mandated a maximum period of 40 years for that amortization. SFAS No. 142 presumes that all goodwill and intangible assets that have indefinite useful lives will not be subject to amortization, but rather will be tested at least annually for impairment. In addition, the standard provides specific guidance on how to determine and measure goodwill impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of a 40-year maximum amortization period.

Income Taxes

We do not provide US income and foreign withholding taxes on unremitted earnings of our international subsidiaries as such earnings are considered permanently reinvested. Unremitted earnings totaled approximately $212.0 million and $125.0 million as of December 31, 2001 and 2000, respectively. It is not practicable to estimate the amount of deferred income taxes associated with these unremitted earnings.

Nabors realizes an income tax benefit associated with certain stock options issued under its stock option plans. This benefit results in a reduction in income taxes payable and an increase in capital in excess of par value.

Revenue Recognition

Revenues and costs on daywork contracts are recognized daily as the work progresses, and revenues and costs applicable to footage and turnkey contracts are recognized when the well is completed (completed contract method). For certain contracts, we receive lump-sum payments for the mobilization of rigs and other drilling equipment. Revenues earned, net of direct costs incurred for the mobilization, are deferred and recognized over the term of the related drilling contract. Costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred.

Nabors recognizes revenue for those top drives and instrumentation systems it manufactures for third parties when the earnings process is complete. This generally occurs when products are shipped to the customer or services are performed in accordance with the terms of the agreement, title and risk of loss have been transferred, collectibility is probable and pricing is fixed and determinable.

Foreign Currency Translation

For certain foreign subsidiaries such as those in Canada and Saudi Arabia, the local currency is the functional currency and therefore translation gains or losses associated with foreign-denominated monetary accounts are accumulated in a separate section of stockholders' equity. For our other international subsidiaries, the US dollar is the functional currency and therefore, transaction gains and losses are included in our results of operations.

Revised Presentation

We revised the presentation of our consolidated statements of income to the single-step format during 2000. For comparative purposes, we have revised the presentation of the comparable prior year period.

Stock-Based Compensation

We account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees.* Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of Nabors common stock at the date of grant over the amount an employee must pay to acquire the common stock. We grant options at prices equal to the market price of our stock on the date of grant and therefore do not record compensation costs related to these grants.

Supplemental Cash Flow Information

Supplemental cash flow information for 2001, 2000 and 1999 is as follows:

	Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
Cash paid for income taxes	$ 82,831	$10,619	$ 9,506
Cash paid for interest, net of capitalized interest	24,614	32,796	25,201
Acquisition of businesses:			
Fair value of assets acquired	111,106	—	734,335
Goodwill	12,837	—	162,700
Liabilities assumed or created	(54,372)	—	(500,235)
Common stock of acquired company previously owned	—	—	(26,463)
Equity consideration issued	—	—	(359,700)
Cash paid for acquisitions	69,571	—	10,637
Cash acquired in acquisitions	(3,219)	—	(16,969)
Cash paid (received) for acquisitions, net	$ 66,352	$ —	$ (6,332)

[64-65]

Financial Instruments and Risk Concentration

The fair value of our fixed rate long-term debt is estimated based on quoted market prices. The book and fair values of our long-term debt, including the current portion, are as follows:

	December 31,			
	2001		2000	
	Book Value	Fair Value	Book Value	Fair Value
	(In thousands)			
$1.381 billion zero coupon convertible senior debentures, due 2021	$ 746,783	$ 668,151	$ —	$ —
$825 million zero coupon convertible senior debentures, due 2020	477,132	474,669	508,566	622,463
6.8% senior unsecured notes	300,000	315,150	300,000	302,040
8.625% senior subordinated notes	42,165	45,391	42,165	44,062
Other long-term obligations	4,046	4,046	7,600	7,600
	$1,570,126	$1,507,407	$858,331	$976,165

Foreign Currency Risk

We operate in a number of international areas and are involved in transactions denominated in currencies other than US dollars, which exposes us to foreign exchange rate risk. The most significant exposures arise in connection with our operations in Canada and Saudi Arabia, which usually are substantially unhedged. There may be additional exposure from long-term Riyal-denominated contracts in Saudi Arabia which are being converted to US dollar-denominated contracts upon renewal.

We have an operation in Argentina that is not significant to our overall profitability. Our Argentina operation contributed approximately 1% of our revenues and less than 1% of our income before income taxes in 2001. As a result of the financial crisis in Argentina, the Argentine government allowed their currency, the peso, to float beginning in January 2002. The peso, which had been pegged to the US dollar for several years, devalued approximately 115% through February 2002. The impact of the devaluation on our results was insignificant as we have an immaterial peso-denominated net liability.

At various times, we utilize local currency borrowings (foreign currency denominated debt) and the payment structure of customer contracts to selectively hedge exposure to exchange rate fluctuations in connection with monetary assets, liabilities and cash flows denominated in certain foreign currencies. We do not hold or issue forward exchange contracts or other derivative instruments for speculative purposes. (A foreign exchange contract is a foreign currency transaction, defined as an agreement to exchange different currencies at a given date and at a specified rate.)

Credit Risk

Our financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, investments in marketable securities and accounts receivable. Cash equivalents such as deposits and temporary cash investments are held by major banks or investment firms. Our investments in marketable securities are managed within established guidelines which limit the amounts that may be invested with any one issuer. We believe that the credit risk in such instruments is minimal. In addition, our trade receivables are with a variety of domestic, international and national oil and gas companies. Management considers this credit risk to be limited due to the financial resources of these companies.

Marketable Security Price Risk

We maintain an investment portfolio of marketable securities that potentially exposes us to price risk. The marketable securities are carried at fair market value and include $4.8 million in securities classified as trading and $715.4 million in securities classified as available-for-sale as of December 31, 2001.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from these estimates. Key estimates used by management include:

- allowance for doubtful accounts;
- depreciation and amortization;
- tax estimates;
- litigation and insurance reserves;
- fair values of assets acquired and liabilities assumed.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets.*

SFAS 141 requires all business combinations completed after June 30, 2001, to be accounted for under the purchase method. This standard also establishes for all business combinations consummated after June 30, 2001, specific criteria for the recognition of intangible assets separately from goodwill.

SFAS 142 addresses the accounting for goodwill and other intangible assets after an acquisition. The most significant changes made by SFAS 142 are: (1) goodwill and intangible assets with indefinite lives will no longer be amortized; (2) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and (3) the amortization period for those intangible assets with finite lives will no longer be limited to 40 years. We adopted SFAS 142 effective January 1, 2002, as required, and will no longer record goodwill amortization expense. Such expense, totaled $7.2 million ($.04 per diluted share), $5.9 million ($.04 per diluted share) and $1.9 million ($.02 per diluted share) for 2001, 2000 and 1999, respectively.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Due to the nature of our business, this new accounting pronouncement is not expected to have a significant impact on our reported results of operations or financial position.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Due to the nature of our business, this new accounting pronouncement is not expected to have a significant impact on our reported results of operations or financial position.

2. Acquisitions

On November 13, 2001, we completed our acquisition of Command Drilling Corporation in which we purchased all of Command's common stock at $3.35 per share for a total purchase price of $102.3 million Canadian ($65.1 million US dollars). Command owned 15 rigs that operate in the Canadian Rockies and increased our existing Canadian fleet to 52 rigs. The Command acquisition was accounted for using the purchase method of accounting and, accordingly, Command's results of operations have been included in our consolidated financial statements commencing on the effective date of the acquisition. The purchase price for the Command acquisition has been initially allocated based on preliminary estimates of the fair market value of the assets acquired and the liabilities assumed as of the acquisition date. The purchase price allocation for the Command acquisition is subject to adjustment as additional information becomes available and will be finalized during 2002. The preliminary purchase price allocated for the Command acquisition resulted in goodwill of approximately $8.2 million.

On January 1, 2001, we purchased our partner's 49% interest in the Argentina operation for $4.5 million and we now own 100% of the operation. The acquisition was accounted for using the purchase method of accounting and, accordingly, its results of operations have been included in our consolidated financial statements commencing on the effective date of the acquisition. The purchase price was allocated based on estimates of the fair market value of the assets acquired and the liabilities assumed as of the acquisition date and resulted in goodwill of approximately $4.7 million.

During November 1999, we completed our acquisition of Pool Energy Services Co. Each of the approximately 19.2 million shares of Pool not owned by Nabors prior to the merger was exchanged for 1.025 shares of our common stock (approximately 19.7 million shares). Pool owned five drilling rigs in Alaska, 57 drilling and workover and well-servicing rigs in international areas (including 39 rigs operated through joint ventures), 22 offshore platform drilling rigs in the Gulf of Mexico, and 650 active and 104 stacked workover and well-servicing rigs in the United States. Pool also owned and operated 27 marine transportation and supply vessels, more than 300 fluid hauling trucks and a large number of fluid storage tanks.

During April 1999, we completed our acquisition of Bayard Drilling Technologies, Inc. Each of the approximately 18.3 million shares of Bayard common stock was exchanged for .3375 shares of our common stock and $.30 per share in cash (approximately 6.2 million shares and $5.5 million in cash in the aggregate). The acquisition of Bayard added 87 drilling rigs, 73 of which were actively marketed. The majority of the rigs were located in Oklahoma and south Texas, with the balance of the fleet located throughout east Texas and Louisiana. In addition, Bayard had a significant inventory of new component equipment including drill pipe, engines and high horsepower mud pumps. Bayard also owned and operated a fleet of oilfield hauling equipment.

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The Pool and Bayard acquisitions were accounted for using the purchase method of accounting and, accordingly, Pool's and Bayard's results of operations have been included in our consolidated financial statements commencing on the effective date of each respective acquisition. The purchase price for both the Pool and Bayard acquisitions was allocated based on estimates of the fair market value of the assets acquired and the liabilities assumed as of the respective acquisition dates and resulted in goodwill of approximately $161.3 million and $27.7 million, respectively, which was amortized on a straight-line basis over 30 years prior to our January 1, 2002 adoption of SFAS 142.

The following unaudited pro forma summary of financial information presents our consolidated statements of income as if the acquisitions of Pool and Bayard had occurred as of January 1, 1999, after including the impact of certain adjustments including: (1) the elimination of nonrecurring merger-related costs, (2) reduced depreciation expense reflecting the reduction in value assigned to property, plant and equipment, (3) increased amortization of goodwill, (4) reduced interest expense associated primarily with the elimination of certain financing costs and (5) the related income tax effects of these adjustments.

The pro forma financial information presented is only for those acquisitions that are considered material to us and it does not purport to indicate: (1) what the combined results of operations would have been had the acquisitions occurred at the beginning of the periods presented or (2) the results of operations that may be obtained in the future. Additionally, the pro forma financial information presented does not reflect any anticipated cost savings resulting from the integration of Nabors', Pool's and Bayard's operations.

	Year Ended December 31, 1999	
	As Reported	Pro forma
	(In thousands, except per share amounts)	
Operating revenues and Earnings from unconsolidated affiliates	$642,264	$949,994
Net income	$ 27,704	$ 15,759
Net income per diluted share	$ .23	$ .11
Weighted average number of diluted shares outstanding	120,449	141,757

During November 1999, we purchased the remaining 50% of our US Lower 48 transportation joint venture from our partner for approximately $5.1 million in cash and recorded approximately $2.8 million of goodwill.

3. Cash and Cash Equivalents and Marketable Securities

Our cash and cash equivalents, short-term and long-term marketable securities consist of the following:

	December 31, 2001		
	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
		(In thousands)	
Cash and cash equivalents	$198,443	$ —	$ —
Trading:			
Equity securities	4,826	1,704	—
Available-for-sale:			
Equity securities	51,727	6,805	(734)
Corporate debt securities	276,097	6,977	—
US Government debt securities	20,263	323	—
Government agencies debt securities	91,727	1,795	—
Foreign government debt securities	15,895	427	—
Mortgage-backed debt securities	1,772	28	—
Mortgage-CMO debt securities	3,620	88	—
Asset-backed debt securities	254,267	4,018	—
	$918,637	$22,165	$ (734)

	December 31, 2000		
	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
		(In thousands)	
Cash and cash equivalents	$197,312	$ —	$ —
Trading:			
Equity securities	5,500	2,378	—
Available-for-sale:			
Equity securities	80,370	24,955	(700)
Certificates of deposit	10,017	12	—
Corporate debt securities	154,904	1,170	(1,067)
US Government debt securities	17,648	175	—
Mortgage-backed debt securities	11,584	60	—
Asset-backed debt securities	73,618	576	—
	$550,953	$29,326	$(1,767)

The estimated fair value of our corporate, US Government, Government agencies, foreign government, mortgage-backed, mortgage-CMO and asset-backed debt securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to repay obligations without prepayment penalties and we may elect to sell the securities prior to the maturity date.

	Estimated Fair Value 2001
	(In thousands)
Debt securities:	
Due in one year or less	$287,716
Due after one year through five years	375,925
	$663,641

We recorded unrealized holding (losses) gains on equity securities classified as trading totaling $(.7) million, $2.7 million and $1.3 million during 2001, 2000 and 1999, respectively.

During 2000, we received $.4 million of proceeds and realized net gains of $.2 million resulting from the sale of certain investments in equity securities classified as trading.

We received proceeds of $163.1 million, $42.5 million and $6.6 million and realized net gains totaling $.2 million, $15.9 million and $2.4 million resulting from the sale of certain investments in marketable securities classified as available-for-sale during 2001, 2000 and 1999, respectively.

4. Property, Plant and Equipment

The major components of property, plant and equipment are as follows:

	December 31,	
	2001	2000
	(In thousands)	
Land	$ 14,756	$ 14,149
Buildings	25,541	22,636
Drilling, workover and well-servicing rigs, and related equipment	2,820,274	2,121,689
Marine transportation and supply vessels	161,390	150,636
Oilfield hauling and mobile equipment	78,069	46,781
Other machinery and equipment	36,692	21,015
	3,136,722	2,376,906
Less: accumulated depreciation and amortization	703,475	555,514
	$2,433,247	$1,821,392

Repair and maintenance expense included in direct costs in the consolidated statements of income totaled $223.8 million, $149.6 million and $68.7 million for 2001, 2000 and 1999, respectively.

Interest costs of $1.6 million, $2.0 million and $.2 million were capitalized during 2001, 2000 and 1999, respectively.

5. Investments in Unconsolidated Affiliates

Our principal operations accounted for using the equity method include a construction operation (40%) and a logistics operation (50%) in Alaska, and drilling and workover operations located in Saudi Arabia (50%). During 2000, we also owned a 51% interest in a drilling and workover operation in Argentina which we accounted for using the equity method. On January 1, 2001 we purchased our partner's 49% interest in the Argentina operation and we now own 100% of the operation (Note 2). As a result, effective January 1, 2001, we included this operation in our consolidated financial statements.

Combined condensed financial data for investments in unconsolidated affiliates accounted for using the equity method of accounting is summarized as follows:

	December 31,	
	2001	2000
	(In thousands)	
Current assets	$ 73,037	$ 67,701
Long-term assets	111,854	114,319
Current liabilities	33,142	31,790
Long-term liabilities	40,722	47,044

	December 31,	
	2001	2000
	(In thousands)	
Gross revenues	$285,505	$292,472
Gross margin	73,532	82,273
Net income	51,421	53,272
Nabors' Earnings from unconsolidated affiliates(1)	36,887	37,490

(1) Differences between the equity in earnings of unconsolidated affiliates reported by Nabors and our proportionate share of the combined earnings of the related unconsolidated affiliates have resulted principally from accounting differences in the recognition of income and the elimination of intercompany transactions.

6. Short-term Borrowings and Letters of Credit

We have available lines of credit with various banks that permit borrowing at interest rates generally not to exceed, at our option, each bank's prime rate or LIBOR (London Interbank Offered Rate), plus .25%. We did not have any short-term borrowings outstanding at December 31, 2001 and 2000.

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We have a $200 million unsecured revolving credit facility with a syndicate of banks. The credit facility is a committed facility with a term of five years that expires on September 5, 2002. Loans under the credit facility bear interest, at our option, at the agent bank's prime rate or LIBOR, plus a margin (.25% at December 31, 2001) that varies depending on our senior unsecured debt rating. A commitment fee (.085% at December 31, 2001) is charged based on the average daily unused portion of the credit facility. The loans are guaranteed by certain subsidiaries of Nabors and contain affirmative and negative covenants regarding, among other things, limitations on liens and maintenance of financial ratios regarding funded debt to capitalization, interest coverage and minimum net worth. The issuance of our $1.381 billion zero coupon convertible senior debentures due 2021 during February 2001 caused a default of the debt to capitalization ratio covenant under our $200 million unsecured revolving credit facility and a related $30 million letter of credit facility. At the time of the default, there were no outstanding borrowings on the $200 million unsecured revolving credit facility. The debt to capitalization ratio covenant has since been amended so that we are now in compliance and the default has been waived by the banks in the syndicate and under the letter of credit facility.

As a result of Nabors' proposed 2002 corporate restructuring (Note 16), we may fail to comply with certain covenants contained in our $200 million credit facility agreement. In light of our current cash position, we do not anticipate having to borrow under this facility for the foreseeable future. However, we intend to seek a waiver related to the potential non-compliant covenants. If no waiver is obtained, we would not be able to borrow under the credit agreement. This credit facility had an original five-year term and expires on September 5, 2002. We plan on replacing this credit facility with a similar facility prior to its maturity date. In addition, this default would cause a cross-default under our $30 million letter of credit facility. We presently intend to seek a waiver related to the potential non-compliant covenants. If no waiver is obtained, we will have to replace this letter of credit facility or cash collateralize such letters of credit. In the event we default on these covenants and we are not successful in obtaining waivers, we do not believe our financial position, results of operations or cash flows would be materially affected.

Availability and borrowings under the lines of credit are as follows:

	December 31,	
	2001	2000
	(In thousands)	
Lines of credit available	$259,813	$241,332
Letters of credit outstanding	(34,315)	(23,467)
Remaining availability	$225,498	$217,865

7. Long-term Obligations

Long-term obligations consist of the following:

	December 31,	
	2001	2000
	(In thousands)	
$1.381 billion zero coupon convertible senior debentures due February 2021	$ 746,783	$ —
$825 million zero coupon convertible senior debentures due June 2020	477,132	508,566
6.8% senior unsecured notes due April 2004	300,000	300,000
8.625% senior subordinated notes due April 2008	42,165	42,165
Medium-term notes payable, due 2003, at 9%(1)	4,046	7,600
	1,570,126	858,331
Less: current portion	2,510	3,554
	$1,567,616	$854,777

(1) These obligations are collateralized by specific assets financed with the related proceeds. The aggregate net book value of such assets approximated $4.5 million and $4.7 million as of December 31, 2001 and 2000, respectively.

During February 2001, we completed a private placement of zero coupon convertible senior debentures due 2021. On issuance, the aggregate principal amount of the debentures at maturity totaled $1.381 billion. The debentures were issued at a discount with net proceeds to Nabors, after expenses, totaling approximately $828.0 million. The original issue price of the debentures was $608.41 per $1,000 principal amount at maturity. The yield to maturity of the debentures is 2.5% compounded semi-annually with no periodic cash payments of interest.

At the holder's option, the debentures can be converted, at any time prior to maturity or their earlier redemption, into Nabors common stock, at a conversion rate of 7.0745 shares per $1,000 principal amount at maturity. The conversion rate is subject to adjustment under formulae as set forth in the indenture (the agreement governing the terms of the debt) in certain events, including: (1) the issuance of Nabors common stock as a dividend or distribution on the common stock; (2) certain subdivisions and combinations of the common stock; (3) the issuance to all holders of common stock of certain rights or warrants to purchase common stock; (4) the distribution of capital stock, other than Nabors common stock to Nabors' stockholders, or evidences of Nabors' indebtedness or of assets; and (5) distribution consisting of cash, excluding any quarterly cash dividend on the common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed certain amounts. Instead of delivering shares of common stock upon conversion of any debentures, we may elect to pay the holder cash for all or a portion of the debentures.

The debentures can be put to us on February 5, 2006, February 5, 2011 and February 5, 2016 for a purchase price equal to the issue price plus accrued original issue discount to the date of repurchase. We may elect to pay all or a portion of the purchase price in common stock instead of cash, depending upon our cash balances and cash requirements at that time. We do not presently anticipate using stock to satisfy any such future purchase obligation.

In accordance with the indenture with respect to the debt securities, we cannot redeem the debentures before February 5, 2006, after which, we may redeem all or a portion of the debentures for cash at their accreted value.

The proceeds from the issuance of the debentures have been invested in cash and marketable securities.

On May 11, 2001, Nabors' registration statement with respect to resales of these debentures became effective.

During June 2000, we completed a private placement of zero coupon convertible senior debentures due 2020. On issuance, the aggregate principal amount of the debentures at maturity totaled $825 million. The debentures were issued at a discount with net proceeds to Nabors, after expenses, totaling approximately $495.0 million. The original issue price of the debentures was $608.41 per $1,000 principal amount at maturity. The yield to maturity of the debentures is 2.5% compounded semi-annually with no periodic cash payments of interest.

At the holder's option, the debentures can be converted, at any time prior to maturity or their earlier redemption, into Nabors common stock at a conversion rate of 10.738 shares per $1,000 principal amount at maturity. The conversion rate is subject to adjustment under formulae as set forth in the indenture in certain events, including: (1) the issuance of Nabors common stock as a dividend or distribution on the common stock; (2) certain subdivisions and combinations of the common stock; (3) the issuance to all holders of common stock of certain rights or warrants to purchase common stock; (4) the distribution of capital stock, other than Nabors common stock, to Nabors' stockholders or evidences of Nabors' indebtedness or of assets; and (5) distribution consisting of cash, excluding any quarterly cash dividend on the common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed certain amounts. Instead of delivering shares of common stock upon conversion of any debentures, we may elect to pay the holder cash for all or a portion of the debentures.

The debentures can be put to us on June 20, 2003, June 20, 2008 and June 20, 2013 for a purchase price equal to the issue price plus accrued original issue discount to the date of repurchase. We may elect to pay all or a portion of the purchase price in common stock instead of cash, depending upon our cash balances and cash requirements at that time. We do not presently anticipate using stock to satisfy any such future obligations.

In accordance with the indenture with respect to the debt securities, we cannot redeem the debentures before June 20, 2003, after which, we may redeem all or a portion of the debentures for cash at their accreted value.

The proceeds from the issuance of the debentures have been invested in cash and marketable securities.

On September 8, 2000, Nabors' registration statement with respect to resales of these debentures became effective.

During the third quarter of 2001, we entered into several private transactions with a counterparty to purchase $70 million face value of our $825 million zero coupon convertible senior debentures due 2020 at an average price of $606.07 for each $1,000 face amount of debentures and $181 million face value of our $1.381 billion zero coupon convertible senior debentures due 2021 at an average price of $528.30 for each $1,000 face amount of debentures. Upon settlement of these transactions in December 2001, we paid $139.8 million to the counterparty and recognized an extraordinary gain, net of income taxes, of approximately $9.7 million ($.06 per diluted share), resulting from the repayment of the debentures at less than the amount recorded on our books.

During March 1999, we issued $325.0 million of 6.8% senior unsecured notes due April 15, 2004. Interest on the notes is payable semi-annually on April 15 and October 15, commencing on October 15, 1999. We can redeem the notes in whole or in part, at any time, at a redemption price equal to the greater of (1) 100% of their principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the date of redemption on a semi-annual basis using the comparable treasury security yield plus 25 basis points together in either case with accrued and unpaid interest. Certain restrictions have been imposed on us as a result of the issuance of the notes, including limitations on the incurrence of liens and certain sale-leaseback transactions. A portion of the proceeds from the issuance of the notes was used to repay certain short-term and long-term borrowings of Nabors, including the repayment of our 9.18% senior secured notes and Bayard's 11% senior notes. During December 2000, we purchased $25.0 million of our 6.8% notes in the open market at 99.85%. We recognized an insignificant extraordinary gain resulting from the repurchase of the notes for less than the amount recorded on our books.

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Prior to its acquisition by Nabors, Pool had issued 8.625% senior subordinated notes in the aggregate principal amount of $150.0 million. The notes are redeemable at the option of Nabors, in whole or in part, at any time on or after April 1, 2003 at a redemption price equal to 104.313% of the principal amount thereof, plus accrued interest, declining ratably to par on April 1, 2006. As a result of the Pool acquisition, Nabors Holding Company, the successor by merger to Pool, completed a mandatory change of control cash tender offer to purchase the notes due 2008 at a redemption price of 101% in February 2000. When we made the change of control offer, we also solicited the consent of the remaining holders of the notes to amend the terms of the indenture governing the notes to generally conform to the covenants contained in Nabors' 6.8% notes and to add Nabors as a guarantor of the obligations thereunder. Holders of over 75% of the principal amount of the notes consented, the amendments were adopted and the full and unconditional guarantee was entered into as of February 14, 2000. The notes contain certain covenants that, among other things, limit the ability of Nabors to incur additional liens. In addition, during 2000, Nabors Holding Company purchased additional notes in the open market at prices ranging from 100.5% to 102.0%. During 2000, a total of $107.8 million of the notes were acquired as a result of these transactions, leaving $42.2 million outstanding as of December 31, 2001. We recognized a $1.9 million ($.01 per share) extraordinary gain, net of income taxes, during 2000 resulting from the repurchase of the notes for less than the amount recorded on our books.

Bayard had issued 11% senior notes due 2005 in the principal amount of $100.0 million prior to being acquired by Nabors. During July 1999, we made a cash tender offer to the holders of the notes that expired on August 3, 1999. The price offered was $1,110 per $1,000 note plus interest on such amount from July 2, 1999 to the date of payment, at a per annum rate of 5.0%. In connection with the offer, we acquired the entire issue of notes. As a result of the transaction, we recognized a pre-tax extraordinary gain of $4.7 million resulting from the repayment of the notes at less than the amount recorded on our books. This gain was netted against the extraordinary loss on the 9.18% notes described below and was included in our consolidated statements of income as other income.

On May 28, 1996, we issued $172.5 million of 5% convertible subordinated notes due May 15, 2006. During June 1999, we called these notes for mandatory redemption on July 15, 1999. The redemption price was $1,035 per $1,000 note, together with accrued and unpaid interest from May 15, 1999 to the redemption date. Alternatively, holders of the notes could elect to convert their notes prior to redemption, at a rate of 55.1724 shares of Nabors' common stock per $1,000 note. Holders of $172.3 million aggregate principal amount of the notes elected to convert to 9.5 million shares of common stock. We redeemed the remaining notes for $.2 million. As a result of these transactions, the notes were cancelled during July 1999 and ceased to be outstanding.

We issued 9.18% notes in the principal amount of $40.0 million to the John Hancock Mutual Life Insurance Company and an affiliate, pursuant to a note purchase agreement dated October 1, 1992. During July 1999, we prepaid the entire $40.0 million aggregate principal amount of these notes due July 31, 2006, at par plus a make-whole premium of approximately $4.5 million. In connection with the transaction, we recognized a pre-tax extraordinary loss of $4.7 million resulting from the make-whole premium paid and the recognition of certain deferred financing costs.

During June 1999, we filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission to allow us to offer, from time to time, up to $500.0 million in debt securities, preferred stock, common stock, depository shares or warrants. The Commission declared the registration statement effective on June 28, 1999. We currently have not issued any securities registered under this registration statement.

As of December 31, 2001, the maturities of long-term obligations for each of the five years after 2001 and thereafter are as follows:

	Paid at Maturity (In thousands)
2002	$ 2,510
2003	1,536
2004	300,000
2005	—
2006	—
Thereafter	1,997,365(1)
	$ 2,301,411

(1) Assuming zero coupon convertible senior debentures are paid at stated maturity-date. If the debentures are put to us on the respective first put dates, we would be required to make payments of $494.9 million in 2003 for the $825 million debentures due 2020 and $826.8 million in 2006 for the $1.381 billion debentures due 2021.

8. Income Taxes

Nabors' income tax, reconciled to the US federal income tax using the federal statutory rate, and an analysis of the income tax provision are as follows:

	Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
Total pre-tax income(1)	$542,282	$226,707	$ 45,629
Expected federal income tax using the 35% statutory rate	189,798	79,347	15,970
State income taxes (benefits)	5,497	1,987	(416)
Foreign taxes and other	(805)	9,899	2,371
Total income tax	$194,490	$ 91,233	$ 17,925
Analysis of the income tax provision (benefit):			
Current:			
US federal	$ 60,783	$ 1,176	$(11,000)
State	5,857	844	168
Foreign	17,078	17,574	8,354
	83,718	19,594	(2,478)
Deferred:			
US federal	109,263	68,413	19,266
State	2,600	2,213	(808)
Foreign	(1,091)	1,013	1,945
	110,772	71,639	20,403
Total income tax	$194,490	$ 91,233	$ 17,925

(1) Includes foreign income before taxes of $90.6 million, $77.6 million and $48.1 million for 2001, 2000 and 1999, respectively.

The components of the Nabors' net deferred tax assets and liabilities are as follows:

	December 31,	
	2001	2000
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 45,039	$ 99,016
Accrued liabilities and other	71,152	141,862
General tax credits	18,952	15,054
Deferred tax asset	135,143	255,932
Deferred tax liabilities:		
Excess tax over book depreciation	(390,274)	(316,440)
Unrealized gain on marketable securities	(2,125)	(8,973)
Deferred tax liability	(392,399)	(325,413)
Net deferred tax liability	(257,256)	(69,481)
Less: current asset portion	28,145	27,816
Net deferred tax liability	$(285,401)	$ (97,297)

In conjunction with the acquisitions of Command, Pool, Bayard and Peak USA (Note 2), deferred tax assets (liabilities) of $(20.2) million, $(30.9) million, $45.1 million and $(1.9) million, respectively, were recorded in the year of acquisition.

For US federal income tax purposes, we have net operating loss carryforwards of approximately $86.5 million that, if not utilized, will expire from 2002 to 2023. The net operating loss carryforwards for alternative minimum tax purposes are approximately $53.3 million. There are alternative minimum tax credit carryforwards of $18.9 million available to offset future regular tax liabilities.

Under US federal tax law, the amount and availability of loss carryforwards (and certain other tax attributes) are subject to a variety of interpretations and restrictive tests applicable to Nabors and our subsidiaries. The utilization of such carryforwards could be limited or effectively lost upon certain changes in ownership. Accordingly, although we believe substantial loss carryforwards are available to us, no assurance can be given concerning such loss carryforwards, or whether or not such loss carryforwards will be available in the future.

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9. Capital Stock and Stock Options

Capital Stock

During 2001, our Board of Directors authorized the repurchase of up to $400 million of our common stock. In accordance with this authorization, we purchased 6.2 million shares of our common stock for approximately $248.0 million through year end. These shares are now held in treasury.

At our June 6, 2000 annual meeting, our stockholders approved an increase in our authorized common stock from 200 million to 400 million shares.

During November 1999, we acquired all of the outstanding shares of Pool in exchange for approximately 19.7 million newly issued shares of Nabors common stock (Note 2).

During June and July 1999, we issued 9.5 million shares in connection with the conversion of $172.3 million aggregate principal amount of the 5% convertible subordinated notes (Note 7).

During April 1999, we acquired all of the outstanding shares of Bayard common stock in exchange for approximately 6.2 million newly issued shares of Nabors common stock (Note 2). We also issued warrants to acquire an aggregate of 133,988 shares of Nabors common stock in exchange for Bayard warrants that had been previously issued to acquire shares of Bayard common stock. Of the warrants issued by Nabors, 37,800 remain outstanding with an exercise price of $21.33 per share and expire May 1, 2003.

During May 1998, we issued warrants to purchase 200,000 shares at an exercise price of $30.00 per share. The warrants were issued in connection with the New Prospect acquisition and expire on April 30, 2003.

We are authorized to issue up to 10.0 million shares of preferred stock with a par value of $.10 per share in one or more series, and to fix the powers, designations, preferences and rights to each series. We are also authorized to issue up to 8.0 million shares of Class B stock on the terms provided in Nabors' charter.

As of December 31, 2001, there were warrants outstanding to purchase 237,800 shares of Nabors common stock at prices ranging from $21.33 per share to $30.00 per share. The remaining warrants expire April 30 and May 1, 2003.

Stock Option Plans

As of December 31, 2001, we have several stock option plans under which options to purchase shares of Nabors common stock may be granted to key officers, directors and managerial employees of Nabors and its subsidiaries. Options granted under the plans are at prices equal to the fair market value of the stock on the date of the grant. Options granted under the plans generally are exercisable in varying cumulative periodic installments after one year. In the case of certain key executives, options granted under the plans are subject to accelerated vesting related to targeted common stock prices, or may vest immediately on the grant date. Options granted under the plans cannot be exercised more than ten years from the date of grant. Options to purchase 6.9 million and 5.5 million shares of Nabors common stock remained available for grant as of December 31, 2001 and 2000, respectively.

A summary of stock option transactions is as follows:

	Stock Option Transactions	
	Shares	Weighted Average Exercise Price
	(In thousands, except exercise price)	
Options outstanding as of December 31, 1998	18,114	$11.77
Granted	5,394	21.95
Exercised	(633)	10.04
Forfeited	(197)	24.21
Options outstanding as of December 31, 1999	22,678	$14.13
Granted	6,199	45.63
Exercised	(9,664)	11.54
Forfeited	(142)	18.45
Options outstanding as of December 31, 2000	19,071	$25.65
Granted	881	53.52
Exercised	(556)	14.26
Forfeited	(139)	32.56
Options outstanding as of December 31, 2001	19,257	$27.21

Of the options outstanding, 17.2 million, 16.8 million and 19.3 million were exercisable at weighted average exercise prices of $26.46, $26.28 and $13.49, as of December 31, 2001, 2000 and 1999, respectively.

A summary of stock options outstanding at December 31, 2001 is as follows:

	Options Outstanding		
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
	(In thousands, except contractual life and exercise price)		
Range of exercise prices:			
$ 4.77- 7.16	317	2.2	$ 6.04
7.87-11.81	681	6.8	11.32
12.20-18.30	7,709	5.7	12.58
18.94-28.41	3,486	7.9	24.82
28.85-43.28	346	8.0	36.58
44.00-67.26	6,718	6.9	47.36
	19,257	6.5	$27.21

A summary of stock options exercisable at December 31, 2001 is as follows:

	Options Exercisable	
	Number Exercisable	Weighted Average Exercise Price
	(In thousands, except exercise price)	
Range of exercise prices:		
$ 4.77- 7.16	317	$ 6.04
7.87-11.81	239	11.00
12.20-18.30	7,504	12.53
18.94-28.41	3,056	24.84
28.85-43.28	242	37.61
44.00-67.26	5,871	46.38
	17,229	$26.46

The weighted average fair value of options granted during 2001, 2000 and 1999 was $22.22, $17.37 and $7.12, respectively.

In accordance with SFAS 123, *Accounting for Stock-based Compensation,* the fair value of each stock option granted has been estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants during 2001, 2000 and 1999, respectively: risk-free interest rates of 4.74%, 6.01% and 5.76%; dividend yield of 0.0% for all periods; expected life of 3.5 years, 3.5 years and 2.97 years; and volatility of 50.42%, 42.38% and 42.0%.

Had compensation cost for Nabors' stock-based compensation plans been recognized in accordance with SFAS 123, our net income (loss) and diluted earnings (loss) per share for 2001, 2000 and 1999, would have been $349.1 million and $2.19 per share, $68.4 million and $.45 per share and $(1.7) million and $(.01) per share, respectively. The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1996.

10. Pension, Postretirement and Postemployment Benefits

Pension Plans

In conjunction with the Pool acquisition, Nabors acquired the assets and liabilities of a defined benefit pension plan, the Pool Company Retirement Income Plan. Benefits under the plan are frozen and participants were fully vested in their accrued retirement benefit on December 31, 1998.

Summarized information on the Pool pension plan is as follows:

Pension benefits	Year Ended December 31, 2001	2000
	(In thousands)	
Change in Benefit Obligation:		
Benefit obligation at beginning of year	$13,395	$13,051
Interest cost	844	847
Actuarial (gain) loss	(129)	117
Benefit payments	(568)	(620)
Benefit obligation at end of year	13,542	13,395

Pension benefits	Year Ended December 31, 2001	2000
	(In thousands)	
Change in Plan Assets:		
Fair value of plan assets at beginning of year	11,655	12,447
Actual return on plan assets	(491)	(172)
Benefit payments	(568)	(620)
Fair value of plan assets at end of year	10,596	11,655
Funded Status:		
Funded status at end of year	(2,946)	(1,740)
Unrecognized net actuarial loss (gain)	1,935	834
Net amount recognized	(1,011)	(906)
Net liability recognized	$(1,011)	$ (906)
Weighted Average Assumptions:		
Weighted average discount rate	6.50%	6.50%
Expected long-term rate of return on plan assets	6.50%	6.50%

Pension benefits	Year Ended December 31, 2001	2000
	(In thousands)	
Components of net periodic benefit cost:		
Interest cost	$ 844	$ 847
Expected return on plan assets	(739)	(799)
Net periodic benefit cost	$ 105	$ 48

Certain of Nabors' employees are covered by defined contribution plans. Our contributions to the plans are based on employee contributions and totaled $11.0 million, $7.9 million and $3.9 million for 2001, 2000 and 1999, respectively. Nabors does not provide postemployment benefits to its employees.

Postretirement Benefits Other Than Pensions

Prior to the date of the acquisition, Pool provided certain postretirement healthcare and life insurance benefits to eligible retirees who had attained specific age and years of service requirements. Nabors terminated this plan at the date of acquisition, November 24, 1999. A liability of approximately $1.1 million is recorded on our balance sheet at December 31, 2001 to cover the estimated costs of beneficiaries covered by the plan at the date of acquisition.

[74-75]

11. Commitments and Contingencies

Operating Leases

Nabors and its subsidiaries occupy various facilities and lease certain equipment under various lease agreements. The minimum rental commitments under non-cancelable operating leases, with lease terms in excess of one year subsequent to December 31, 2001, are as follows:

	(In thousands)
2002	$14,014
2003	12,705
2004	11,325
2005	6,799
2006	1,008
Thereafter	682
	$46,533

The above amounts do not include property taxes, insurance or normal maintenance that the lessees are required to pay. Rental expense relating to operating leases with terms greater than 30 days amounted to $20.3 million, $15.2 million and $5.1 million for 2001, 2000 and 1999, respectively.

Employment Contracts

We have entered into employment contracts with certain of our employees. Our minimum salary and bonus obligations under these contracts as of December 31, 2001 are as follows:

	(In thousands)
2002	$1,850
2003	1,850
2004	1,575
2005	1,575
2006	1,575
Thereafter	—
	$8,425

Pursuant to his employment agreement, we provided an unsecured, non-interest bearing loan of approximately $2.9 million to Nabors' President and Chief Operating Officer. This loan is currently due on September 30, 2006, but renews automatically every year in the event the officer's employment agreement is renewed.

Capital Expenditures

As of December 31, 2001, we had outstanding capital expenditure purchase commitments of approximately $32.0 million, primarily for rig-related sustaining capital expenditures.

Contingencies

Nabors is self-insured for certain losses relating to workers' compensation, general liability, property damage and employee medical benefits, generally up to $1.0 million per occurrence. We have purchased stop-loss coverage in order to limit our exposure to these claims. Self-insured losses are accrued based upon our actuarial estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and Nabors' historical experience. It is our policy to annually retain an outside actuary to perform a review of the adequacy of our self-insurance claim reserves.

In Verdin v. R&B Falcon Drilling USA, Inc., et al., Civil Action No. G-00-488, in the United States District Court for the Southern District of Texas, Galveston Division, the class action lawsuit against our offshore drilling subsidiaries alleging, among other things, conspiracy to depress wages and benefits paid to our offshore employees, we have reached a settlement, subject to court approval. The settlement amounts to be paid by Nabors' subsidiaries are not material to such subsidiaries or Nabors. In the event the settlement is not finalized, Nabors continues to believe the allegations in this lawsuit are without merit and Nabors' subsidiaries will defend vigorously the claims brought against them. In such event, we are unable, however, to predict the outcome of this lawsuit or the costs to be incurred in connection with its defense and there can be no assurance that this litigation will be resolved in our favor. An adverse result or prolonged litigation could have an adverse effect on the financial position, cash flows or results of operations of Nabors.

Nabors and its subsidiaries are defendants or otherwise involved in a number of other lawsuits in the ordinary course of their business. In the opinion of management, Nabors' ultimate liability with respect to these pending lawsuits is not expected to have a significant or material adverse effect on Nabors' consolidated financial position, cash flows or results of operations.

12. Earnings Per Share

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations, is as follows:

	Year Ended December 31, 2001	2000	1999
	(In thousands, except per share amounts)		
Net income (numerator):			
Income before extraordinary gain	$347,792	$135,474	$ 27,704
Extraordinary gain, net	9,658	1,882	—
Net income — basic	357,450	137,356	27,704
Add interest expense on assumed conversion of our zero coupon convertible senior debentures, net of tax	20,055(1)	—(2)	—
Adjusted net income — diluted	$377,505	$137,356	$ 27,704
Earnings per share:			
Basic:			
Before extraordinary gain	$ 2.41	$ .94	$ .25
Extraordinary gain, net	.07	.01	—
Net income	$ 2.48	$ .95	$ .25
Diluted:			
Before extraordinary gain	$ 2.18	$ .89	$ .23
Extraordinary gain, net	.06	.01	—
Net income	$ 2.24	$ .90	$ .23
Shares (denominator):			
Weighted average number of shares outstanding — basic	144,430	144,344	111,395
Net effect of dilutive stock options and warrants based on the treasury stock method	6,697	8,073	9,054
Assumed conversion of our zero coupon convertible senior debentures	17,663(1)	—(2)	—
Weighted average number of shares outstanding — diluted	168,790	152,417	120,449

(1) Diluted earnings per share for 2001, reflects the assumed conversion of our $825.0 million and $1.381 billion zero coupon convertible senior debentures, as the conversion in that period would have been dilutive.

(2) Diluted earnings per share for 2000 does not reflect the assumed conversion of our $825.0 million zero coupon convertible senior debentures, as this conversion would be anti-dilutive.

For all periods presented, the computations of diluted earnings per share excludes outstanding stock options and warrants with exercise prices greater than the average market price of the Company's common stock, because the inclusion of such options and warrants would be anti-dilutive. The number of options and warrants that were excluded from diluted earnings per share that could potentially dilute earnings per share in the future were 919,478 shares in 2001, 73,250 shares in 2000 and 4,035,719 shares in 1999. In addition, diluted earnings per share for 2000 excludes 4,453,630 potentially dilutive shares issuable upon conversion of the $825 million zero coupon convertible debentures because the inclusion of such shares would have been anti-dilutive, given the level of net income for 2000.

As discussed in Note 7, holders of the $825 million and $1.381 billion zero coupon convertible senior debentures have the right to require Nabors to repurchase the debentures at various dates commencing June 20, 2003 and February 5, 2006, respectively. Nabors may pay the redemption price with either cash or stock or a combination thereof. We do not presently anticipate using stock to satisfy any such future purchase obligation.

[76-77]

13. Supplemental Balance Sheet and Income Statement Information

Accounts receivable is net of an allowance for doubtful accounts of $22.4 million and $5.4 million as of December 31, 2001 and 2000, respectively.

Accrued liabilities include the following:

	December 31, 2001	December 31, 2000
	(In thousands)	
Accrued compensation	$ 49,287	$ 43,461
Deferred revenue	42,157	15,911
Workers' compensation liabilities	17,650	18,136
Other accrued liabilities	58,928	35,502
	$168,022	$113,010

Other income, net includes the following:

	Year Ended December 31, 2001	2000	1999
		(In thousands)	
Gains on marketable securities and warrants	$ 989	$18,800	$3,656
Gains on disposition of long-term assets	10,246	1,713	2,915
Foreign currency gains (losses)	419	1,441	(37)
Other	1,666	2,167	2,326
	$13,320	$24,121	$8,860

14. Unaudited Quarterly Financial Information

	Year Ended December 31, 2001			
	Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share amounts)			
Operating revenues and Earnings from unconsolidated affiliates(1)	$524,081	$594,815	$602,112	$437,036
Gross margin(2)	200,845	245,446	254,146	160,666
Income derived from operating activities(3)	124,029	160,886	165,485	85,311
Income before extraordinary gain	83,138	104,015	108,241	52,398
Extraordinary gain, net	—	—	—	9,658
Net income	83,138	104,015	108,241	62,056
Earnings per share before extraordinary gain:(4)				
Basic	$ .57	$ .71	$ .75	$ .37
Diluted	$ .51	$ .63	$ .68	$ .35

	Year Ended December 31, 2000			
	Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share amounts)			
Operating revenues and Earnings from unconsolidated affiliates(5)	$289,684	$301,468	$354,039	$419,423
Gross margin(2)	96,222	104,662	123,547	151,861
Income derived from operating activities(3)	33,153	40,835	59,297	84,090
Income before extraordinary gain	17,931	24,103	38,560	54,880
Extraordinary gain, net	1,703	—	147	32
Net income	19,634	24,103	38,707	54,912
Earnings per share before extraordinary gain:(4)				
Basic	$ .13	$ .17	$ .26	$ .37
Diluted	$ .12	$ .16	$ .25	$ .35

(1) Includes Earnings from unconsolidated affiliates, accounted for by the equity method, of $10.2 million, $10.0 million, $8.5 million and $8.2 million, respectively.

(2) Gross margin represents Operating revenues and Earnings from unconsolidated affiliates minus direct costs.

(3) Income derived from operating activities is computed by: subtracting direct costs, general and administrative expenses, and depreciation and amortization expense from Operating revenues and then adding Earnings from unconsolidated affiliates. Such amounts should not be used as a substitute to those amounts reported under accounting principles generally accepted in the United States of America. However, management does evaluate the performance of its business units and the consolidated company based on income derived from operating activities because it believes that this financial measure is an accurate reflection of the ongoing profitability of our company.

(4) Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total computed for the year.

(5) Includes Earnings from unconsolidated affiliates, accounted for by the equity method, of $10.6 million, $10.2 million, $9.5 million and $7.2 million, respectively.

15. Segment Information

Nabors' 11 business units have been aggregated into two reportable segments, specifically (1) contract drilling, including drilling, workover and well-servicing, and (2) manufacturing and logistics, based on the nature of the services provided, the class of customers, the methods used to provide services and other economic characteristics. The contract drilling segment consists of our Alaska, US Lower 48, US Land well-servicing, US Offshore, Canada and International operations. These units provide oil and gas drilling, workover and well-servicing on land and offshore. The manufacturing and logistics segment consists of our Canrig, Epoch, Peak Oilfield Service Company, Peak USA and Sea Mar operating units. These units manufacture top drives, manufacture drilling instrumentation systems, provide construction and logistics services, provide trucking and logistics services and provide marine transportation and supply services, respectively.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (Note 1). Inter-segment sales are recorded at cost or cost plus a profit margin. Nabors evaluates the performance of its segments based on income derived from operating activities.

The following table sets forth financial information with respect to our reportable segments:

	Years Ended December 31, 2001	2000	1999
		(In thousands)	
Operating revenues and Earnings from unconsolidated affiliates:			
Contract drilling(1)	$2,018,382	$1,266,902	$605,271
Manufacturing and logistics(2)	256,995	173,917	50,890
Other(3)	(117,333)	(76,205)	(13,897)
Total revenues	$2,158,044	$1,364,614	$642,264
Depreciation and amortization:			
Contract drilling	$ 173,764	$ 138,786	$ 96,422
Manufacturing and logistics	17,923	14,904	3,766
Other(4)	(1,791)	(1,277)	(295)
Total depreciation and amortization	$ 189,896	$ 152,413	$ 99,893
Income derived from operating activities:			
Contract drilling(1)	$ 500,864	$ 204,543	$ 70,759
Manufacturing and logistics(2)	87,847	47,900	4,428
Other(4)	(53,000)	(35,068)	(16,779)
Total income derived from operating activities	$ 535,711	$ 217,375	$ 58,408
Interest expense	(60,722)	(35,370)	(30,395)
Interest income	53,973	20,581	8,756
Other income, net	13,320	24,121	8,860
Income before income taxes and extraordinary gain	$ 542,282	$ 226,707	$ 45,629
Total assets:			
Contract drilling(5)	$2,872,534	$2,221,365	
Manufacturing and logistics(6)	311,629	304,938	
Other(4)	967,752	610,565	
Total assets	$4,151,915	$3,136,868	
Capital expenditures and acquisition of businesses:			
Contract drilling	$ 764,869	$ 234,368	$539,994
Manufacturing and logistics	26,885	70,348	125,036
Other(4)	(6,829)	(4,079)	2,487
Total capital expenditures	$ 784,925	$ 300,637	$667,517

(1) Includes Earnings from unconsolidated affiliates, accounted for by the equity method, of $19.6 million, $18.0 million and $.8 million for 2001, 2000 and 1999, respectively.

(2) Includes Earnings from unconsolidated affiliates, accounted for by the equity method, of $17.3 million, $19.5 million and $3.0 million for 2001, 2000 and 1999, respectively.

(3) Includes the elimination of inter-segment manufacturing and logistics sales.

(4) Includes the elimination of inter-segment transactions and unallocated corporate expenses, assets and capital expenditures.

(5) Includes $22.3 million and $22.8 million of investments in unconsolidated affiliates accounted for by the equity method for 2001 and 2000, respectively.

(6) Includes $32.8 million and $24.5 million of investments in unconsolidated affiliates accounted for by the equity method for 2001 and 2000, respectively.

[78-79]

The following table sets forth financial information with respect to Nabors operations by geographic area:

	Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
Operating revenues and Earnings from unconsolidated affiliates:			
United States	$1,813,462	$1,085,232	$439,131
Foreign	344,582	279,382	203,133
	$2,158,044	$1,364,614	$642,264

	As of December 31,	
	2001	2000
	(In thousands)	
Property, plant and equipment, net:		
United States	$1,816,409	$1,473,649
Foreign	616,838	347,743
	$2,433,247	$1,821,392
Goodwill, net:		
United States	$ 165,694	$ 170,939
Foreign	33,354	21,242
	$ 199,048	$ 192,181

16. Subsequent Events

Proposed Corporate Restructuring

In January 2002, our Board of Directors approved an Agreement and Plan of Merger which would effectively change Nabors' place of incorporation from Delaware to Bermuda. If approved by the shareholders, the reorganization will be accomplished through the merger of a newly formed Delaware subsidiary owned by Nabors Industries Ltd., a Bermuda company ("Nabors Bermuda"), into Nabors. Nabors will be the surviving company in the merger and become a wholly-owned, indirect subsidiary of Nabors Bermuda. As a result of the merger, all outstanding shares of Nabors common stock will automatically convert into the right to receive Nabors Bermuda common shares so that the shareholders of Nabors on the date of the merger will own shares in a Bermuda company rather than a Delaware corporation.

The reorganization is subject to the receipt of certain regulatory and shareholder approvals. We currently anticipate that, if the regulatory approvals are obtained, the matter will be presented to our shareholders for approval in the second quarter. If approved by the shareholders, the reincorporation should also be effected in the second quarter of 2002.

Enserco Energy Services Company, Inc. Acquisition

On February 26, 2002, Nabors announced it had reached an agreement to purchase all of the outstanding common shares of Enserco Energy Services Company Inc., a Canadian publicly-held corporation, at a price of $15.50 Canadian per share (plus additional consideration calculated at the rate of 6% per annum from and including February 26, 2002 to and including the date of closing) for a total purchase price of $430 million Canadian or approximately $270 million equivalent US dollars. The purchase price is payable, at the election of each Enserco shareholder, in cash or in shares of a Canadian subsidiary of Nabors that will be exchangeable into shares of Nabors common stock on a 1:1 basis. The transaction is subject to certain regulatory approvals and must be approved by at least two-thirds of the votes cast at a special meeting of Enserco shareholders. The transaction is currently expected to close on or about April 26, 2002.

Nabors also separately agreed to acquire from two Enserco shareholders Enserco common shares representing approximately 20.5% of the issued and outstanding Enserco shares for $15.50 Canadian per share, subject to certain closing conditions and receipt of regulatory approvals. The purchases closed March 18, 2002. In addition, certain persons who own or control an aggregate of 3,748,795 Enserco common shares and options to acquire an aggregate of 511,240 Enserco common shares have agreed, subject to the terms and conditions of those agreements, to vote their Enserco common shares (including Enserco common shares acquired on the exercise of such options) in favor of the Nabors acquisition.

Nabors believes that as a result of these purchase agreements, Nabors will be able to direct the vote of approximately 36% of the outstanding common shares of Enserco after giving effect to the exercise of the options.

Enserco is an integrated energy services company providing production and drilling services to the North American oil and gas industry. Enserco operates over 200 Canadian well-servicing rigs and 30 drilling rigs. The Enserco acquisition increases our position in Canada with assets that are relatively new and in excellent condition, allowing us to provide services to many of our key US customers who have increased their presence in Canada as it has become even more strategic to the North American gas supply.
[80-81]

NABORS INDUSTRIES

CORPORATE INFORMATION

Corporate Address
Nabors Industries, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067
Telephone: (281) 874-0035
Fax: (281) 872-5205

Form 10-K
Copies may be obtained at no charge by writing to our Corporate Secretary at Nabors' corporate office.

Transfer Agent
EquiServe
Mail Suite 4694
525 Washington Boulevard
Jersey City, New Jersey 07310

Investor Contact
Dennis A. Smith
Director of Corporate Development

Independent Accountants
PricewaterhouseCoopers LLP
Houston, Texas

PRICE OF COMMON STOCK

As of December 31, 2001, there were 140,888,793 shares of common stock outstanding held by 2,460 holders of record.

The common stock is listed on the American Stock Exchange under the symbol "NBR". The following table sets forth the reported high and low sales prices of the common stock on the Composite Tape for the calendar quarters indicated.

Calendar Year		Stock Price High	Stock Price Low
1999	First quarter	$19.00	$10.75
	Second quarter	25.31	15.50
	Third quarter	29.50	21.56
	Fourth quarter	31.25	19.75
2000	First quarter	40.56	28.13
	Second quarter	44.25	34.00
	Third quarter	53.81	38.56
	Fourth quarter	60.47	40.50
2001	First quarter	62.51	51.00
	Second quarter	60.41	37.20
	Third quarter	36.65	18.66
	Fourth quarter	35.73	20.66

NABORS INDUSTRIES

OFFICERS AND DIRECTORS

Officers

Eugene M. Isenberg
Chairman and Chief Executive Officer

Anthony G. Petrello
President and Chief Operating Officer

Richard A. Stratton
Vice Chairman

Daniel McLachlin
Vice President — Administration and Corporate Secretary

Bruce P. Koch
Vice President — Finance

Directors

Eugene M. Isenberg
Chairman and Chief Executive Officer,
Nabors Industries, Inc.

Anthony G. Petrello
President and Chief Operating Officer,
Nabors Industries, Inc.

Richard A. Stratton
Vice Chairman,
Nabors Industries, Inc.

James L. Payne
Chairman, Chief Executive Officer and President,
Nuevo Energy Company

Hans W. Schmidt
Former Director,
Deutag Drilling

Myron M. Sheinfeld
Senior Counsel,
Akin, Gump, Straus, Hauer & Feld, L.L.P.

Jack Wexler
International Business Consultant

Martin J. Whitman
Chief Executive Officer,
M.J. Whitman, Inc.

Chairman,
Danielson Holding Corporation

Chairman,
Third Avenue Trust

NABORS INDUSTRIES

PRINCIPAL OPERATING SUBSIDIARIES

Nabors Alaska Drilling, Inc.
Anchorage, Alaska
James Denney, President

Nabors Drilling
Nisku, Alberta
Duane A. Mather, President

Nabors Drilling USA LP
Houston, Texas
Larry P. Heidt, President

Pool Well Services Co.
and Pool Company Texas, Ltd.
Houston, Texas
Nicholas Petronio, President

Nabors Management Ltd.
Nabors Drilling International Limited
Sundowner Offshore International
(Bermuda) Limited
Hamilton, Bermuda
Siegfried Meissner, President

Nabors Offshore Corporation
Houston, Texas
Jerry C. Shanklin, President

CANRIG Drilling Technology, Ltd.
Magnolia, Texas
Christopher P. Papouras, President

Epoch Well Services, Inc.
Houston, Texas
Christopher P. Papouras, President

Peak USA Energy Services Ltd.
Houston, Texas
Steve Adam, President

Peak Oilfield Service Company
Anchorage, Alaska
Michael R. O' Connor, President

Sea Mar Inc.
Houston, Texas
Van DeWitt, President

ANNEX O

NABORS INDUSTRIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Fiscal Year 2001 Compared to Fiscal Year 2000

Our operating results for 2001 were the highest in Nabors' history and significantly above our fiscal year 2000 results. Operating revenues and Earnings from unconsolidated affiliates for fiscal year 2001 totaled $2.2 billion, representing an increase of $793.4 million, or 58%, as compared to fiscal year 2000. Income derived from operating activities and net income for 2001 totaled $535.7 million and $357.5 million ($2.24 per diluted share), respectively, representing increases of 146% and 160% as compared to 2000.

The increase in our operating results was due to substantial improvements in essentially all of our business units, driven primarily by higher prices for natural gas and oil due to tightness of supply and demand that continued until the beginning of the third quarter of 2001. The increase in the price of natural gas and the sustained higher price of oil during the two-year period from August 1999 to August 2001 resulted in increased spending by our customers for our services. This increased spending had been especially evident in our US Lower 48, Canada and US Offshore operations for natural gas-related drilling and workover activities and our US land well-servicing business which is more directed toward oil.

However, beginning in the third quarter of 2001, a reduction in demand for natural gas that was caused by high natural gas prices and a general contraction in the nation's economy and later in the year, warm weather resulted in a build up of excess supply of natural gas. This caused US natural gas prices to decline. Natural gas prices (per the Bloomberg average US natural gas spot price), which averaged $5.17 per mcf during the first six months of 2001 and spiked as high as $9.88 per mcf in January 2001, declined significantly, averaging only $2.47 per mcf during the second half of 2001. This significant drop in the price of natural gas reached a low of $1.69 per mcf in September 2001, and resulted in the rapid weakening of natural gas-related drilling activity in the US Lower 48 and US Offshore markets. Oil prices also began to decline during this period with average prices (per the West Texas Intermediate crude oil spot price) of $27.79 per barrel during the first nine months of 2001, decreasing to $20.46 per barrel during the fourth quarter of 2001. The US active land rig count, which averaged 1,022 working rigs during the nine months ended September 30, 2001 and peaked at 1,100 rigs in July 2001, declined to an average of 853 rigs during the fourth quarter of 2001 and a low of 759 rigs in December 2001. Similarly, our US Lower 48 equivalent rig years averaged 231 years during the first nine months of 2001 and declined to an average of 145 years during the fourth quarter of 2001. (Rig years represents a measure of the number of equivalent rigs operating during a given period. For example, one rig operating 182.5 days during a 365-day period represents 0.5 rig years.)

The decrease in commodity prices and the corresponding lagging decline in our rig activity that began during the third quarter in our US Lower 48 and US Offshore markets resulted in declining overall profitability for Nabors beginning in the fourth quarter of 2001. We expect that these weakened market conditions will continue through at least the first half of 2002. Despite this negative near-term outlook, we believe the longer-term outlook for our North American businesses is quite strong. In addition, our International land and International offshore operations are expected to increase significantly during 2002 as a result of a number of new long-term contracts.

[44-45]

The following tables set forth certain information with respect to our reportable segments, rig activity and certain industry data:

	Year Ended December 31,			Increase (Decrease)			
	2001	2000	1999	2001 to 2000		2000 to 1999	
	(In thousands, except percentages)						
Reportable segments:							
Operating revenues and Earnings from unconsolidated affiliates:							
Contract drilling[1]	$2,018,382	$1,266,902	$605,271	$751,480	59%	$661,631	109%
Manufacturing and logistics[2]	256,995	173,917	50,890	83,078	48%	123,027	242%
Other[3]	(117,333)	(76,205)	(13,897)	(41,128)	(54%)	(62,308)	(448%)
	$2,158,044	$1,364,614	$642,264	$793,430	58%	$722,350	112%
Income derived from operating activities:[4]							
Contract drilling[1]	$ 500,864	$ 204,543	$ 70,759	$296,321	145%	$133,784	189%
Manufacturing and logistics[2]	87,847	47,900	4,428	39,947	83%	43,472	[5]
Other[6]	(53,000)	(35,068)	(16,779)	(17,932)	(51%)	(18,289)	(109%)
	$ 535,711	$ 217,375	$ 58,408	$318,336	146%	$158,967	272%

(1) Includes Earnings from unconsolidated affiliates, accounted for by the equity method, of $19.6 million, $18.0 million and $.8 million for 2001, 2000 and 1999, respectively.

(2) Includes Earnings from unconsolidated affiliates, accounted for by the equity method, of $17.3 million, $19.5 million and $3.0 million for 2001, 2000 and 1999, respectively.

(3) Includes the elimination of inter-segment manufacturing and logistics sales.

(4) Income derived from operating activities is computed by: subtracting direct costs, general and administrative expenses, and depreciation and amortization expense from Operating revenues and then adding Earnings from unconsolidated affiliates. Such amounts should not be used as a substitute to those amounts reported under accounting principles generally accepted in the United States of America. However, management does evaluate the performance of its business units and the consolidated company based on income derived from operating activities because it believes that this financial measure is an accurate reflection of the ongoing profitability of our company.

(5) The percentage is so large that it is not meaningful.

(6) Includes the elimination of inter-segment transactions and unallocated corporate expenses.

	Year Ended December 31,			Increase (Decrease)			
	2001	2000	1999	2001 to 2000		2000 to 1999	
Rig activity:(1)							
Rig years(2)	324.3	262.8	149.5	61.5	23%	113.3	76%
Rig utilization	56%	46%	31%	10%	22%	15%	48%
Vessel activity:							
Vessel years(3)	24.3	21.1	(4)	3.2	15%	(4)	(4)
Vessel utilization	71%	69%	(4)	2%	3%	(4)	(4)
Well-servicing activity:							
Well-servicing hours(5)	1,944	1,757	(4)	187	11%	(4)	(4)
Well-servicing utilization	68%	64%	(4)	4%	6%	(4)	(4)

(1) Excludes labor contracts and domestic land well-servicing rigs. Includes percentage ownership of rigs from unconsolidated affiliates.

(2) Rig years represents a measure of the number of equivalent rigs operating during a given period. For example, one rig operating 182.5 days during a 365-day period represents 0.5 rig years.

(3) Vessel years represents a measure of the number of equivalent vessels operating during a given period. For example, one vessel operating 182.5 days during a 365-day period represents 0.5 vessel years.

(4) The supply vessel and well-servicing operations were acquired during November 1999 as part of the Pool acquisition.

(5) Well-servicing hours represents the number of hours a well-servicing rig operates during the year.

	Year Ended December 31,			Increase (Decrease)			
	2001	2000	1999	2001 to 2000		2000 to 1999	
Industry data:							
Average US natural gas spot price ($/mcf)(1)	$ 3.80	$ 4.17	$ 2.19	$ (.37)	(9%)	$ 1.98	90%
Average West Texas intermediate crude oil spot price ($/bbl)(1)	$25.96	$30.37	$19.30	$(4.41)	(15%)	$11.07	57%
Average US land rig count(2)	980	762	502	218	29%	260	52%
Average International land rig count(2)	525	466	408	59	13%	58	14%
Average Canadian land rig count(2)	336	340	240	(4)	(1%)	100	42%
Average US offshore rig count(2)	153	140	106	13	9%	34	32%

(1) Source: Bloomberg

(2) Source: Baker Hughes

Contract Drilling

This segment includes our drilling, workover and well-servicing operations, on land and offshore. Operating revenues and Earnings from unconsolidated affiliates for the contract drilling segment totaled $2.0 billion and income derived from operating activities totaled $500.9 million during 2001, representing increases of 59% and 145%, respectively, compared to the prior year. Equivalent rig years (excluding labor contracts and domestic land well-servicing rigs) increased to 324.3 years during 2001 from an average of 262.8 years during the prior year. All of our contract drilling operations recorded higher revenues in 2001 compared to 2000 as a result of increased drilling and workover activity and higher average dayrates due to relatively higher natural gas and oil prices during the first six months of 2001.

Alaskan revenues increased during 2001 due to higher equivalent rig years and higher average dayrates. Equivalent rig years in Alaska increased to 10.8 years during 2001 from 8.5 years during 2000.

US Lower 48 drilling revenues increased dramatically during 2001 as a result of increased demand for drilling services during the first half of the year. To meet the increased demand for additional rigs, during

September 2000, we implemented a capital expenditure program to refurbish, recommission, and in many cases, upgrade our stacked, domestic drilling fleet. As part of this program, which was deferred during the fourth quarter of 2001, we recommissioned 113 rigs and partially completed 32 rigs. The prolonged strength of the North American natural gas market that continued until the beginning of the third quarter of 2001 resulted in significant increases in both equivalent rig years and dayrates. However, this positive trend ended in July 2001, due to the continued steady decline in US natural gas prices. As a result of these lower natural gas prices, the majority of our customers' drilling programs declined and demand for additional rigs in the US Lower 48 drilling market was substantially reduced. We began to experience deterioration in North American gas rig activity during the third quarter of 2001 and expect utilization and pricing to bottom out in the first half of 2002. Nevertheless, US Lower 48 equivalent rig years increased to 209.8 years during 2001 from 158.3 years during 2000.

US land well-servicing revenues increased during 2001 due to increased rates per hour and activity resulting from higher natural gas and oil prices. US land well-servicing rig hours increased to 1.94 million hours during 2001 from 1.76 million hours during 2000.

US Offshore revenues increased during 2001 due to higher average dayrates, partially offset by lower equivalent rig years. The positive trend of increased revenues ended during July 2001 as a result of the decline in natural gas and oil prices during the third quarter of 2001. Offshore equivalent rig years decreased to 28.8 years during 2001 from 30.8 years during 2000.

Canadian revenues were higher during 2001 due to higher average dayrates associated with continued strong demand for natural gas drilling services throughout the Canadian market. During November 2001, we expanded our presence in Canada by completing our acquisition of Command Drilling Corporation which owned 15 rigs that operate in the Canadian Rockies. Equivalent rig years in Canada decreased slightly to 20.4 years during 2001 from 21.5 years during 2000.

International revenues increased during 2001 due to higher average dayrates and higher equivalent rig years in our South American operations, primarily in Colombia, Ecuador and Trinidad, and our African operations, primarily in Algeria. Additionally, effective January 1, 2001, we purchased our partner's 49% interest in our Argentina operation for $4.5 million, and we now own and consolidate 100% of this operation. Prior to January 1, 2001, our interest was accounted for using the equity method of accounting because Nabors' ability to control the entity's operations was restricted by certain substantive participating rights granted to the minority shareholder. International equivalent rig years increased to 54.5 years during 2001 from 43.7 years during 2000.

Manufacturing and Logistics

This segment includes our supply vessel, top drive manufacturing, rig instrumentation and software, and construction and transportation operations. Manufacturing and logistics Operating revenues and Earnings from unconsolidated affiliates were $257.0 million during 2001, representing an increase of 48% compared with the prior year. Income derived from operating activities increased to $87.8 million compared to $47.9 million in the prior year, representing an 83% increase. Increases in this segment resulted primarily from higher average dayrates and utilization in our supply vessel and US trucking operations and from increased top drive sales. Equivalent supply vessel years increased to 24.3 years during 2001 from 21.1 years during 2000.

Other Financial Information

Our gross margin percentage increased to 38.9% in 2001 from 33.1% in 2000, primarily due to higher average dayrates at virtually all of our business units. Gross margin percentage is calculated by dividing gross margin by operating revenues. Gross margin is calculated by subtracting direct costs from operating revenues.

General and administrative expenses increased by $29.0 million, or 27%, in 2001 compared to 2000 due to increased rig activity. As a percentage of operating [46-47] revenues, general and administrative expenses decreased during 2001 as compared to 2000 (6.4% vs. 8.0%) as these expenses were spread over a larger revenue base.

Depreciation and amortization expense increased by $37.5 million, or 25%, in 2001 compared to 2000 due to capital expenditures during 2000 and 2001 and increased rig activity during 2001. Effective October 1, 2001, we changed the depreciable lives of our drilling and workover rigs from 4,200 to 4,900 active days, our jackup rigs from 4,200 to 8,030 active days and certain other drilling equipment lives to better reflect the estimated useful lives of these assets. The effect of this change in accounting estimate was accounted for on a prospective basis beginning October 1, 2001 and increased net income by approximately $5.5 million ($.03 per diluted share) for 2001.

Interest expense increased during 2001 due to higher average debt outstanding, resulting from the issuance of our $825 million zero coupon convertible senior debentures in June 2000 and our $1.381 billion zero coupon convertible senior debentures in February 2001. See further discussion under "Liquidity and Capital Resources". Interest income increased during 2001 due to higher average cash balances resulting from the investment of the proceeds from the issuances of these debentures.

Other income decreased during 2001 primarily due to lower gains on marketable securities reflecting the general downturn in the equity market, partially offset by higher gains on dispositions of long-term assets. We realized net gains on sales of marketable securities totaling $.2 million and unrealized holding losses on marketable securities classified as trading totaling $.7 million. We also realized $10.2 million on the disposition of long-term assets.

Our effective income tax rate was 36% during 2001 compared to 40% in the prior year. This lower effective tax rate is primarily due to certain transfers of foreign assets formerly owned by our US entities to our foreign companies operating the assets, which generally operate in lower tax jurisdictions.

Fiscal Year 2000 Compared to Fiscal Year 1999

Operating revenues and Earnings from unconsolidated affiliates for fiscal year 2000 totaled $1.4 billion, representing an increase of $722.4 million, or 112%, as compared to fiscal year 1999. Income derived from operating activities and net income for 2000 totaled $217.4 million and $137.4 million ($.90 per diluted share), respectively, representing increases of 272% and 396% as compared to 1999.

The significant increase in our operating results is due to substantial year-over-year improvements in all of our business units and to the addition of the Pool Energy Services Co. operations acquired in November 1999. In accordance with the purchase method of accounting, Pool's results of operations have been included in our consolidated financial statements commencing on the effective date of the acquisition. Therefore, only 37 days of Pool's operating results were included in our 1999 results. The improvement in our business units' performance reflects the continuation of a positive trend that began during the third quarter of 1999 in response to higher average natural gas and oil prices. Natural gas prices, which averaged $2.19 per mcf during 1999, increased steadily over the year and averaged $4.17 per mcf during 2000. Oil prices also increased significantly with average prices of $30.37 per barrel during 2000, up from $19.30 per barrel on average during 1999. The increase in natural gas and oil prices during 2000 resulted in increased capital spending by our customers for services provided by Nabors. This increased spending was especially evident in our US Lower 48, Canada and Gulf of Mexico operations for natural gas-related drilling and workover activities. The increase in North American land drilling activity is illustrated by the increase in the total US active land rig count which averaged 762 working rigs during 2000 compared to 502 working rigs during 1999. Additionally, the Canadian land rig count averaged 340 working rigs during 2000 compared to 240 working rigs during 1999 and the US offshore rig count averaged 140 rigs during 2000 compared to 106 rigs during 1999.

Contract Drilling

Operating revenues and Earnings from unconsolidated affiliates for the contract drilling segment totaled $1.3 billion and income derived from operating activities totaled $204.5 million during 2000, representing increases of 109% and 189%, respectively, compared to the prior year. Equivalent rig years (excluding labor contracts and domestic land well-servicing rigs) increased to 262.8 years during 2000 from an average of 149.5 years during the prior year. Most of our contract drilling operations recorded higher revenues in 2000 compared to 1999 as a result of increased drilling and workover activity, higher average dayrates due to higher natural gas and oil prices and the addition of the Pool rigs acquired on November 24, 1999.

Alaskan revenues increased during 2000 due to higher equivalent rig years resulting from the addition of working Pool rigs and higher average dayrates. Equivalent rig years in Alaska increased to 8.5 years during 2000 from 5.8 years during 1999.

US Lower 48 drilling revenues increased dramatically during 2000 as a result of increased demand for drilling services. The prolonged strength of the North American natural gas market has resulted in significant increases in both equivalent rig years and dayrates. US Lower 48 equivalent rig years increased to 158.3 years during 2000 from 97.3 years during 1999.

US land well-servicing operations improved during 2000 due to increased activity and rates per hour resulting from higher natural gas and oil prices. US land well-servicing hours were 1.76 million hours during 2000. Because this unit was acquired in November 1999, only 37 days of operations were included in our prior year results.

US Offshore revenues increased during 2000 in the Gulf of Mexico. The increase in revenues in the Gulf of Mexico resulted from the addition of the active Pool rigs and increased platform, jackup and barge workover activity and higher average dayrates. However, drilling revenues and activity were essentially flat. Offshore equivalent rig years increased to 30.8 years during 2000 from 10.7 years during 1999.

Canadian revenues were higher during 2000 due to higher equivalent rig years and dayrates associated with continued strong demand for natural gas drilling services throughout the Canadian market. Equivalent rig years in Canada increased to 21.5 years during 2000 from 12.9 years during 1999.

International revenues increased during 2000 due to the addition of Pool operations in South America and the Middle East, and rigs working in Colombia, Kenya, Qatar and Yemen under new contracts. This was partially offset by decreased revenues due to lower activity in certain areas, such as Bolivia, Kazakhstan and the United Arab Emirates. Additionally, effective January 1, 2000, our Saudi Arabia rigs began operating as part of Pool Arabia Company, Ltd., a joint venture with a Saudi Arabian partner. The joint venture is accounted for using the equity method of accounting and accordingly, its results of operations are included in earnings from unconsolidated affiliates. International equivalent rig years increased to 43.7 years during 2000 from 22.8 years during 1999.

Manufacturing and Logistics

Manufacturing and logistics Operating revenues and Earnings from unconsolidated affiliates were $173.9 million during 2000, representing an increase of 242% compared with the prior year. Income derived from operating activities increased to $47.9 million compared to $4.4 million in the prior year. Increases in this segment resulted from increased top drive sales and a strong construction season on the North Slope of Alaska by our joint venture construction entity. The inclusion of our US Lower 48 trucking operations, which became 100% owned by Nabors in November 1999, and our supply vessel operation acquired as part of the Pool transaction, also contributed to the increases. Equivalent supply vessel years were 21.1 years during 2000.

Other Financial Information

Nabors' gross margin percentage is affected by changes in the mix of revenues derived from our various areas of operations. For example, contracts in our US Lower 48 operation typically earn a lower gross margin percentage than Alaska, international and offshore contracts. The gross margin percentage decreased slightly to 33.1% in 2000 from 34.4% in 1999 due to a higher percentage of revenues being generated from Nabors' US Lower 48 operations in 2000 than in 1999. As a result of the addition of Pool's US land well-servicing operations and the increase in activity in the US Lower 48 drilling operations, combined revenues from our US Lower 48 drilling and well-servicing operations, as a percentage of our total revenues, equaled 55.9% during 2000 compared to 44.7% in 1999 for our US Lower 48 drilling operations and 37 days of our well-servicing operations. This decrease in gross margin percentage has been somewhat offset by increasing gross margin percentages in most of our business units due to higher average dayrates.

General and administrative expenses increased $41.2 million, or 63%, in 2000 compared to 1999. Depreciation and amortization expense increased $52.5 million, or 53%, in 2000 compared to 1999. These increases were due to the acquisitions of Pool Energy Services Co. and Bayard Drilling Technologies, Inc. during November and April 1999, respectively, increased rig activity and capital expenditures made during 1999 and 2000.

Interest expense increased during 2000 primarily due to higher average debt outstanding, including the issuance of the $825 million zero coupon convertible senior debentures in June 2000 and the addition of the Pool 8.625% senior subordinated notes when Pool was acquired in November 1999. These increases were partially offset by several debt reduction transactions that were completed during 2000 and 1999. Interest income increased during 2000 primarily due to higher average cash and marketable securities balances resulting from our receipt of proceeds from the issuance of the $825 million zero coupon debentures.

Other income increased during 2000 due to higher gains on sales of our marketable securities. We recorded realized gains on sales of marketable securities totaling $16.1 million and unrealized holding gains on marketable securities classified as trading totaling $2.7 million during 2000.

Our effective income tax rate was 40% during 2000 compared to 39% in the prior year. This increase is primarily due to the amortization of non-deductible goodwill that was recorded as part of the acquisitions of Pool and Bayard Drilling Technologies, Inc. during 1999.

[48-49]

Liquidity and Capital Resources

We currently have cash and cash equivalents and investments in marketable securities totaling $918.6 million. In addition, we generate significant cash from operations over the course of a twelve-month period. We also have substantial borrowing capacity under various credit facility arrangements and have access to public debt and equity capital markets. Our ability to raise money in the public markets is enhanced by our senior unsecured debt ratings as provided by Moody's Investor Service and Standard & Poor's, which are currently "A3" and "A-", respectively.

During 2001, our Board of Directors authorized the repurchase of up to $400 million of our common stock. In accordance with this authorization, we purchased 6.2 million shares of our common stock for approximately $248.0 million through year-end. These shares are now held in treasury.

During February 2001, we completed a private placement of zero coupon convertible senior debentures due 2021. On issuance, the aggregate principal amount of the debentures at maturity totaled $1.381 billion. The debentures were issued at a discount with net proceeds to Nabors, after expenses, totaling approximately $828.0 million. The original issue price of the debentures was $608.41 per $1,000 principal amount at maturity. The yield to maturity of the debentures is 2.5% compounded semi-annually with no periodic cash payments of interest.

At the holder's option, the debentures can be converted, at any time prior to maturity or their earlier redemption, into Nabors common stock, at a conversion rate of 7.0745 shares per $1,000 principal amount at maturity. The conversion rate is subject to adjustment under formulae as set forth in the indenture (the agreement governing the terms of the debt) in certain events, including: (1) the issuance of Nabors common stock as a dividend or distribution on the common stock; (2) certain subdivisions and combinations of the common stock; (3) the issuance to all holders of common stock of certain rights or warrants to purchase common stock; (4) the distribution of capital stock, other than Nabors common stock, to Nabors' stockholders or evidences of Nabors' indebtedness or of assets; and (5) distribution consisting of cash, excluding any quarterly cash dividend on the common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed certain amounts. Instead of delivering shares of common stock upon conversion of any debentures, we may elect to pay the holder cash for all or a portion of the debentures.

The debentures can be put to us on February 5, 2006, February 5, 2011 and February 5, 2016 for a purchase price equal to the issue price plus accrued original issue discount to the date of repurchase. We may elect to pay all or a portion of the purchase price in common stock instead of cash, depending upon our cash balances and cash requirements at that time. We do not presently anticipate using stock to satisfy any such future purchase obligations.

In accordance with the indenture with respect to the debt securities, we cannot redeem the debentures before February 5, 2006, after which, we may redeem all or a portion of the debentures for cash at their accreted value.

The proceeds from the issuance of the debentures will be used for general corporate purposes, including but not limited to, working capital, investments in subsidiaries and possible future business acquisitions. The proceeds have been invested in cash and marketable securities.

On May 11, 2001, Nabors' registration statement with respect to resales of these debentures became effective.

The issuance of the debentures caused a default of the debt to capitalization ratio covenant under our $200 million unsecured revolving credit facility and a related $30 million letter of credit facility. At the time of the default, there were no outstanding borrowings on the $200 million unsecured revolving credit facility. The debt to capitalization ratio covenant has since been amended so that we are now in compliance and the default has been waived by the banks in the syndicate and under the letter of credit facility.

During the third quarter of 2001, we entered into several private transactions with a counterparty to purchase $70 million face value of our $825 million zero coupon convertible senior debentures due 2020 at an average price of $606.07 for each $1,000 face amount of debentures and $181 million face value of our $1.381 billion zero coupon convertible senior debentures due 2021 at an average price of $528.30 for each $1,000 face amount of debentures. Upon settlement of these transactions in December 2001, we paid $139.8 million to the counterparty and recognized an extraordinary gain, net of income taxes, of approximately $9.7 million ($.06 per diluted share), resulting from the repayment of the debentures at less than the amount recorded on our books.

During June 1999, we filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission to allow us to offer, from time to time, up to $500.0 million in debt securities, preferred stock, common stock, depository shares or warrants. The Commission declared the registration statement effective on June 28, 1999. We currently have not issued any securities registered under this registration statement.

We had working capital of $700.8 million as of December 31, 2001, representing a $176.4 million increase compared to December 31, 2000. The increase in working capital is primarily attributable to an increase in marketable securities partially offset by an increase in accrued liabilities.

Our funded debt to capital ratio was 0.46:1 as of December 31, 2001, as compared to 0.32:1 as of December 31, 2000. Our net funded debt to capital ratio was 0.26:1 as of December 31, 2001, as compared to 0.15:1 as of December 31, 2000. Funded debt to capital ratio is calculated by dividing funded debt by funded debt plus capital. Funded debt is defined as the sum of (1) short-term borrowings, (2) current portion of long-term obligations and (3) long-term obligations. Capital is defined as stockholders' equity. The net funded debt to capital ratio nets cash and cash equivalents, short-term marketable securities and long-term marketable securities against funded debt. This ratio is calculated by dividing net funded debt by net funded debt plus capital. Both of these ratios are a method for calculating the amount of leverage a company has in relation to its capital. The increase in these ratios is due to the increase in our funded debt and net funded debt resulting from our February 2001 issuance of the $1.381 billion zero coupon debentures due 2021, partially offset by the repurchases of certain debt discussed above. Our stockholders' equity increased slightly due to our 2001 net income, partially offset by repurchases of our common stock during 2001.

Net cash provided by operating activities totaled $694.9 million during 2001, compared to $219.4 million during the prior year. During 2001, net income was increased for non-cash items such as depreciation, amortization and deferred taxes and decreased for earnings from unconsolidated affiliates. Cash was provided by an increase in accrued liabilities. During the prior year, net income was increased for non-cash items such as depreciation, amortization and deferred taxes and decreased for earnings from unconsolidated affiliates and gains on sales of marketable securities. Cash was used by an overall increase in our working capital accounts, primarily accounts receivable.

Net cash used for investing activities totaled $1.12 billion during 2001, compared to $576.0 million during the prior year. We used cash primarily for purchases of marketable securities and for capital expenditures during both 2001 and 2000. In addition, approximately $65.1 million was used in the acquisition of Command Drilling Corporation in 2001. The sale of marketable securities and the disposition of long-term assets during both 2001 and 2000 provided cash from investing activities.

Financing activities provided cash totaling $432.4 million during 2001, compared to $473.3 million during the prior year. During 2001, cash was primarily provided by the $840.3 million in proceeds from our issuance of the $1.381 billion zero coupon convertible senior debentures during February 2001. This was partially offset by $156.0 million of cash used for the reduction of long-term borrowings, primarily attributable to the repurchase of a portion of our zero coupon convertible senior debentures. In addition, we used $248.0 million of cash to repurchase shares of our common stock. During the prior year, cash was primarily provided by the $501.9 million in proceeds from our issuance of the $825 million zero coupon convertible senior debentures during June 2000 and our receipt of proceeds from the exercise of options and warrants to acquire 9.7 million shares of our common stock. This was partially offset by cash used for the repurchase of approximately $107.8 million of the Pool 8.625% notes and $25.0 million of our 6.8% notes.

Our cash and cash equivalents and investments in short-term and long-term marketable securities totaled $918.6 million as of December 31, 2001. We currently have credit facility arrangements with various banks with total availability of $259.8 million. As of December 31, 2001, our remaining availability, after outstanding letters of credit, totaled approximately $225.5 million. Our primary $200 million unsecured revolving credit facility expires on September 5, 2002. We plan to replace this facility with a similar facility prior to September 2002. This credit facility is guaranteed by certain subsidiaries of Nabors and contains affirmative and negative covenants regarding, among other things, limitation on liens and maintenance of financial ratios regarding funded debt to capitalization, interest coverage and minimum net worth.

The following table summarizes our contractual cash obligations as of December 31, 2001.

	Payments Due by Period				
	Total	Less Than 1 Year	2-3 Years	4-5 Years	Thereafter
			(In thousands)		
Contractual cash obligations:					
Long-term obligations:					
Principal(1)	$2,301,411	$ 2,510	$301,536	$ —	$1,997,365
Interest	69,671	24,184	33,667	7,274	4,546
Operating leases (Note 11)	46,533	14,014	24,030	7,807	682
Capital expenditure purchase commitments (Note 11)	32,000	32,000	—	—	—
Employment contracts (Note 11)	8,425	1,850	3,425	3,150	—
Total contractual cash obligations	$2,458,040	$74,558	$362,658	$18,231	$2,002,593

(1) Assuming zero coupon convertible senior debentures are paid at stated maturity date. If the debentures are put to us on the respective first put dates, we would be required to make payments of $494.9 million in 2003 for the $825 million debentures due 2020 and $826.8 million in 2006 for the $1.381 billion debentures due 2021 (Note 7).

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During September 2000, we implemented a capital expenditure program to refurbish, recommission and, in many cases, upgrade our stacked, domestic drilling fleet. As part of this program, which was deferred during the fourth quarter of 2001 due to the declining market conditions in the drilling sector, we recommissioned 113 rigs and partially completed 32 rigs for an aggregate of approximately $230 million in capital expenditures.

Historical capital expenditures and acquisitions of businesses are classified as follows:

	Year Ended December 31,		
	2001	2000	1999
		(In thousands)	
New construction	$ 17,374	$ 64,512	$ 5,297
Enhancement	398,513	79,251	16,481
Acquisitions	137,355	28,388	591,141
Sustaining	231,683	128,486	54,598
	$784,925	$300,637	$667,517

As of December 31, 2001, we had outstanding capital expenditure purchase commitments of approximately $32.0 million, primarily for rig-related sustaining capital expenditures. Projected capital expenditures for 2002 for sustaining and known new construction and enhancement projects are expected to total approximately $230.0 million. We have historically completed a number of acquisitions during down markets and will continue to evaluate opportunities to acquire assets or businesses to enhance our operations.

Several of our previous acquisitions were funded through issuances of our common stock. Future acquisitions may be paid for using existing cash, borrowings under lines of credit or issuance of debt or Nabors stock. Such capital expenditures and acquisitions are at our discretion and will depend on our view of market conditions and other factors.

On February 26, 2002, Nabors announced it had reached an agreement to purchase all of the outstanding common shares of Enserco Energy Services Company Inc., a Canadian publicly-held corporation, at a price of $15.50 Canadian per share (plus additional consideration calculated at the rate of 6% per annum from and including February 26, 2002 to and including the date of closing) for a total purchase price of $430 million Canadian or approximately $270 million equivalent US dollars. The purchase price is payable, at the election of each Enserco shareholder, in cash or in shares of a Canadian subsidiary of Nabors that will be exchangeable into shares of Nabors common stock on a 1:1 basis. The transaction is subject to certain regulatory approvals and must be approved by at least two-thirds of the votes cast at a special meeting of Enserco shareholders. The transaction is currently expected to close on or about April 26, 2002.

Nabors also separately agreed to acquire from two Enserco shareholders Enserco common shares representing approximately 20.5% of the issued and outstanding Enserco shares for $15.50 Canadian per share, subject to certain closing conditions and receipt of regulatory approvals. These purchases closed March 18, 2002. In addition, certain persons who own or control an aggregate of 3,748,795 Enserco common shares and options to acquire an aggregate of 511,240 Enserco common shares have agreed, subject to the terms and conditions of those agreements, to vote their Enserco common shares (including Enserco common shares acquired on the exercise of such options) in favor of the Nabors acquisition.

Nabors believes that as a result of these purchase agreements, Nabors will be able to direct the vote of approximately 36% of the outstanding common shares of Enserco after giving effect to the exercise of the options.

The Enserco acquisition increases our position in Canada with assets that are relatively new and in excellent condition, allowing us to provide services to many of our key US customers who have increased their presence in Canada as it has become even more strategic to the North American gas supply.

Our current cash and cash equivalents, short-term and long-term investments in marketable securities, credit facility position and projected cash flow generated from current operations are expected to adequately finance the acquisition of Enserco and our sustaining capital expenditures and debt service requirements for the next twelve months.

Proposed Corporate Restructuring

In January 2002, our Board of Directors approved an Agreement and Plan of Merger which would effectively change Nabors' place of incorporation from Delaware to Bermuda. If approved by the shareholders, the reorganization will be accomplished through the merger of a newly formed Delaware subsidiary owned by Nabors Industries Ltd., a Bermuda company ("Nabors Bermuda"), into Nabors. Nabors will be the surviving company in the merger and become a wholly-owned, indirect subsidiary of Nabors Bermuda. As a result of the merger, all outstanding shares of Nabors common stock will automatically convert into the right to receive Nabors Bermuda common shares so that the shareholders of Nabors on the date of the merger will own shares in a Bermuda company rather than a Delaware corporation.

The Board approved the reincorporation transaction because international activities are an important part of our current business and they believe that international operations will continue to grow in the future. Expansion of our international business is an important part of our current business strategy and significant growth opportunities exist in the international marketplace. We believe that reorganizing as a Bermuda company will allow us to implement our business strategy more effectively. In addition, we believe that the reorganization should increase our access to international capital markets and acquisition opportunities, increase our attractiveness to non-US investors, improve global cash management, improve our global tax position and result in a more favorable corporate structure for expansion of our current business.

It is important to note that several members of the United States Congress have introduced legislation that, if enacted, would have the effect of substantially reducing or eliminating the anticipated tax benefits of the reorganization. In addition, several other members of the United States Congress and the Treasury Department have recently announced the intent to investigate transactions such as the reorganization. As a result of the increased scrutiny of such transactions, changes in the tax laws, tax treaties or tax regulations may occur, with prospective or retroactive effect, which would have a material adverse effect on the tax consequences of the reorganization to Nabors or the tax consequences of the future operations of the reorganized company and its subsidiaries.

The reorganization is subject to the receipt of certain regulatory and shareholder approvals. We currently anticipate that, if the regulatory approvals are obtained, the matter will be presented to our shareholders for approval in the second quarter. If approved by the shareholders, the reincorporation should also be effected in the second quarter of 2002.

As a result of Nabors' proposed 2002 corporate restructuring, we may fail to comply with certain covenants contained in our $200 million credit facility agreement. In light of our current cash position, we do not anticipate having to borrow under this facility for the foreseeable future. However, we intend to seek a waiver related to the potential non-compliant covenants. If no waiver is obtained, we would not be able to borrow under the credit agreement. This credit facility had an original five-year term and expires on September 5, 2002. We plan on replacing this credit facility with a similar facility prior to its maturity date. In addition, this default would cause a cross-default under our $30 million letter of credit facility. We presently intend to seek a waiver related to the potential non-compliant covenants. If no waiver is obtained, we will have to replace this letter of credit facility or cash collateralize such letters of credit. In the event we default on these covenants and we are not successful in obtaining waivers, we do not believe our financial position, results of operations or cash flows would be materially affected.

Other Matters

Related Party Transactions

Pursuant to his employment agreement, we provided an unsecured, non-interest bearing loan of approximately $2.9 million to Nabors' President and Chief Operating Officer. This loan is currently due on September 30, 2006, but renews automatically every year in the event the officer's employment agreement is renewed.

In the ordinary course of business, we enter into various rig leases, rig transportation and related oilfield services agreements with our Alaskan and Saudi Arabian joint venture entities at market prices. Revenues from these business transactions totaled $26.9 million, $27.6 million and $3.2 million in 2001, 2000 and 1999, respectively. Expenses from these business transactions totaled $4.8 million, $4.9 million and $1.3 million in 2001, 2000 and 1999, respectively. Additionally, we had accounts receivable from these affiliated entities of $24.4 million and $16.5 million as of December 31, 2001 and 2000, respectively. We had accounts payable to these affiliated entities of $3.3 million and $.2 million as of December 31, 2001 and 2000, respectively.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets.*

SFAS 141 requires all business combinations completed after June 30, 2001, to be accounted for under the purchase method. This standard also establishes for all business combinations consummated after June 30, 2001, specific criteria for the recognition of intangible assets separately from goodwill.

SFAS 142 addresses the accounting for goodwill and other intangible assets after an acquisition. The most significant changes made by SFAS 142 are: (1) goodwill and intangible assets with indefinite lives will no longer be amortized; (2) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and (3) the amortization period for those intangible assets with finite lives will no longer be limited to 40 years. We adopted SFAS 142 effective January 1, 2002, as required, and will no longer record goodwill amortization expense. Such amortization expense totaled $7.2 million ($.04 per diluted share), $5.9 million ($.04 per diluted share) and $1.9 million ($.02 per diluted share) for the years ended December 31, 2001, 2000 and 1999, respectively.

[52-53]

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Due to the nature of our business, this new accounting pronouncement is not expected to have a significant impact on our reported results of operations or financial position.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Due to the nature of our business, this new accounting pronouncement is not expected to have a significant impact on our reported results of operations or financial position.

Critical Accounting Policies

Our consolidated financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. The following is a discussion of our critical accounting policies pertaining to property, plant and equipment, impairments, self-insurance accruals, revenue recognition and income taxes as well as the use of estimates.

Property, Plant and Equipment

Property, plant and equipment, including renewals and betterments, are stated at cost, while maintenance and repairs are expensed currently. Interest costs applicable to the construction of qualifying assets are capitalized as a component of the cost of such assets. We provide for the depreciation of our drilling and workover rigs using the units-of-production method over an approximate 4,900-day period, with the exception of our jackup rigs which are depreciated over an 8,030-day period, after provision for salvage value. When our drilling and workover rigs are not operating, a depreciation charge is provided using the straight-line method over an assumed depreciable life of 20 years with the exception of our jackup rigs, where a 30-year depreciable life is used.

Depreciation on buildings, well-servicing rigs, oilfield hauling and mobile equipment, marine transportation and supply vessels, and other machinery and equipment is computed using the straight-line method over the estimated useful life of the asset after provision for salvage value (buildings — 10 to 30 years; well-servicing rigs — 15 to 25 years; marine transportation and supply vessels — 15 to 25 years; oilfield hauling and mobile equipment and other machinery and equipment — 3 to 10 years). Amortization of capitalized leases is included in depreciation and amortization expense. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are removed from the respective accounts and any gains or losses are included in our results of operations.

Impairments

We review our assets for impairment when events or changes in circumstances indicate that the net book values of equipment may not be recovered over their remaining service lives. Provisions for asset impairment are charged to income when the sum of estimated future cash flows, on an undiscounted basis, is less than the asset's net book value. Impairment charges are recorded based on discounted cash flows. There were no impairment losses during the years ended December 31, 2001, 2000 and 1999.

Self-Insurance Accruals

Nabors is self-insured for certain losses relating to workers' compensation, general liability, property damage and employee medical benefits, generally up to $1.0 million per occurrence. We have purchased certain stop-loss coverage in order to limit our exposure to these claims, but there can be no assurance that such coverage will be adequate in all circumstances. Self-insured losses are accrued based upon our actuarial estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and Nabors' historical experience. It is our policy to annually retain an outside actuary to perform a review of the adequacy of our self-insurance claim reserves. Given the recent tightening in the insurance market, it is likely that, in our upcoming insurance renewals, our premiums and deductibles will be substantially higher, and certain insurance coverage either will be unavailable (as is expected to be the case for terrorism coverage) or considerably more expensive than it has been in the recent past.

Revenue Recognition

Revenues and costs on daywork contracts are recognized daily as the work progresses, and revenues and costs applicable to footage and turnkey contracts are recognized when the well is completed (completed contract method). For certain contracts, we receive lump-sum payments for the mobilization of rigs and other drilling equipment. Revenues earned, net of direct costs incurred for the mobilization, are deferred and recognized over the term of the related drilling contract. Costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred.

Nabors recognizes revenue for those top drives and instrumentation systems it manufactures for third parties when the earnings process is complete. This generally occurs when products are shipped to the customer or services are performed in accordance with the terms of the agreement, title and risk of loss have been transferred, collectibility is probable and pricing is fixed and determinable.

Income Taxes

For US federal income tax purposes, we have net operating loss carryforwards of approximately $86.5 million that, if not utilized, will expire from 2002 to 2023. The net operating loss carryforwards for alternative minimum tax purposes are approximately $53.3 million. There are alternative minimum tax credit carryforwards of $18.9 million available to offset future regular tax liabilities.

We do not provide US income and foreign withholding taxes on unremitted earnings of our international subsidiaries, as these earnings are considered permanently reinvested. Unremitted earnings totaled approximately $212.0 million and $125.0 million as of December 31, 2001 and 2000, respectively. It is not practicable to estimate the amount of deferred income taxes associated with these unremitted earnings.

Under US federal tax law, the amount and availability of loss carryforwards (and certain other tax attributes) are subject to a variety of interpretations and restrictive tests applicable to Nabors and our subsidiaries. The utilization of such carryforwards could be limited or effectively lost upon certain changes in ownership. Accordingly, although we believe substantial loss carryforwards are available to us, no assurance can be given concerning such loss carryforwards, or whether or not such loss carryforwards will be available in the future.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from such estimates. Key estimates used by management include:

- allowance for doubtful accounts;
- depreciation and amortization;
- tax estimates;
- litigation and insurance reserves;
- fair values of assets acquired and liabilities assumed.

For additional information on our accounting policies, see Note 1 to our accompanying consolidated financial statements.

Forward-Looking Statements

The statements in this document that relate to matters that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this document, words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "project", "will", "should", "could", "may", "predict" and similar expressions are intended to identify forward-looking statements. Future events and actual results may differ materially from the results set forth in or implied in the forward-looking statements. Factors that might cause such a difference include:

- fluctuations in worldwide prices of and demand for natural gas and oil;
- fluctuations in levels of natural gas and oil exploration and development activities;
- fluctuations in the demand for our services;
- the existence of competitors, technological changes and developments in the oilfield services industry;
- the existence of operating risks inherent in the oilfield services industry;
- the existence of regulatory uncertainties;
- the possibility of political instability in any of the countries in which we do business; and
- general economic conditions.

Our businesses depend, to a large degree, on the level of spending by oil and gas companies for exploration, development and production activities. Therefore, a sustained increase or decrease in the price of natural gas or oil, which could have a material impact on exploration and production activities, could also materially affect our financial position, results of operations and cash flows.

Financial Instruments and Market Risk

We are exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. This risk arises primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in foreign currency exchange rates, credit risk, interest rates and marketable security prices as discussed below.

Foreign Currency Risk

We operate in a number of international areas and are involved in transactions denominated in currencies other than US dollars, which exposes us to foreign exchange rate risk. The most significant exposures arise in connection with our operations in Canada and Saudi Arabia, which [54-55] usually are substantially unhedged. There may be additional exposure from long-term Riyal-denominated contracts in Saudi Arabia which are being converted to US dollar-denominated contracts upon renewal.

We have an operation in Argentina that is not significant to our overall profitability. Our Argentina operation contributed approximately 1% of our revenues and less than 1% of our income before income taxes in 2001. As a result of the financial crisis in Argentina, the Argentine government allowed its currency, the peso, to float beginning in January 2002. The peso, which had been pegged to the US dollar for several years, devalued approximately 115% through February 2002. The impact of the devaluation on our results was insignificant as we have an immaterial peso-denominated net liability.

At various times, we utilize local currency borrowings (foreign currency denominated debt) and the payment structure of customer contracts to selectively hedge exposure to exchange rate fluctuations in connection with monetary assets, liabilities and cash flows denominated in certain foreign currencies. A hypothetical 10% decrease in the value of all foreign currencies relative to the US dollar as of December 31, 2001 would result in a $2.9 million decrease in the fair value of our net monetary assets denominated in currencies other than US dollars.

We do not hold or issue forward exchange contracts or other derivative instruments for speculative purposes. (A foreign exchange contract is a foreign currency transaction, defined as an agreement to exchange different currencies at a given date and at a specified rate.)

Credit Risk

Our financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, investments in marketable securities and accounts receivable. Cash equivalents such as deposits and temporary cash investments are held by major banks or investment firms. Our investments in marketable securities are managed within established guidelines which limit the amounts that may be invested with any one issuer. We believe that the credit risk in such instruments is minimal. In addition, our trade receivables are with a variety of domestic, international and national oil and gas companies. Management considers this credit risk to be limited due to these companies' financial resources.

Interest Rate and Marketable Security Price Risk

Our financial instruments that are potentially sensitive to changes in interest rates include our variable rate short-term borrowings, our $825 million and $1.381 billion zero coupon convertible senior debentures, 6.8% senior unsecured notes, 8.625% senior subordinated notes and our investments in debt securities, including corporate, asset-backed, US Government, Government agencies, foreign government, mortgage-backed and mortgage-CMO debt securities. As of December 31, 2001, we did not have any variable rate short-term borrowings outstanding.

The fair value of our fixed rate long-term debt is estimated based on quoted market prices. The book and fair values of Nabors' long-term debt, including the current portion are as follows:

	December 31, 2001		
	Effective Interest Rate	Book Value	Fair Value
	(In thousands, except interest rates)		
$1.381 billion zero coupon convertible senior debentures, due 2021	2.5%	$ 746,783	$ 668,151
$825 million zero coupon convertible senior debentures, due 2020	2.5%	477,132	474,669
6.8% senior unsecured notes	6.8%	300,000	315,150
8.625% senior subordinated notes	8.625%	42,165	45,391
Other long-term obligations	9.0%	4,046	4,046
		$1,570,126	$1,507,407

Our cash and cash equivalents and investments in marketable debt and equity securities are as follows:

	December 31, 2001		
	Fair Value	Interest Rates	Weighted Average Life (Years)
	(In thousands, except interest rates and weighted average life)		
Cash and cash equivalents	$198,443	up to 2.5%	NA
Marketable equity securities	56,553	NA	NA
Marketable debt securities:			
Corporate debt securities	276,097	1.93%-9.63%	1.5
US Government debt securities	20,263	4.25%-4.75%	1.5
Government agencies debt securities	91,727	4.00%-6.88%	.9
Foreign government debt securities	15,895	7.12%-8.80%	1.2
Mortgage-backed debt securities	1,772	7.50%	.4
Mortgage-CMO debt securities	3,620	7.50%	1.1
Asset-backed debt securities	254,267	3.86%-7.75%	.8
	$918,637		

Our investments in marketable debt securities listed in the above table are potentially sensitive to changes in interest rates. Additionally, our investment portfolio of marketable debt and equity securities listed in the above table potentially expose us to price risk. The marketable securities are carried at fair market value and include $4.8 million in securities classified as trading and $715.4 million in securities classified as available-for-sale as of December 31, 2001. A hypothetical 10% decrease in the market prices for all securities would decrease the fair market value of our trading securities and available-for-sale securities by $.5 million and $71.5 million, respectively.

ANNEX P

SECTION 190 OF THE *CANADA BUSINESS CORPORATIONS ACT*

Pursuant to the Interim Order, Enserco shareholders and holders of Enserco options and warrants have the right to dissent to the arrangement. That right of dissent is described in the circular. See "Description of the Transaction — Dissenting Securityholder Rights" for full details of the right of dissent and the procedure for compliance with the right of dissent. The full text of section 190 of the *Canada Business Corporations Act* is set forth below. Note that certain provisions of section 190 have been modified by the Interim Order attached to the circular as Annex C, including that the written objection referred to in subsection 190(5) must be received by the corporate secretary of Enserco or the chairman of the special meeting by not later than 2:00 p.m. (Calgary time) on the business day preceding the special meeting.

190.(1) Right to Dissent — Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under section 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

(2) Further right — A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) If one class of shares — The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) Payment for shares — In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) Notice of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) Demand for payment — A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

(8) Share certificate — A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) Forfeiture — A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) Endorsing certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) Suspension of rights — On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9),

in which case the shareholder rights are reinstated as of the date the notice was sent.

(12) Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) Same terms — Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) Payment — Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) Corporation may apply to court — Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) Shareholder application to court — If a corporation fails to apply to court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) Venue — An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) No security for costs — A dissenting shareholder is not required to give security for costs in an application made under subsection (5) or (16).

(19) Parties — On an application to a court under subsection (5) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) Powers of court — On an application to a court under subsection (5) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) Appraisers — A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) Final order — The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

(23) Interest — A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) Notice that subsection (26) applies — If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) Effect where subsection (26) applies — If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) Limitation — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

PRIOR TO COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM, YOU ARE STRONGLY URGED TO READ THE CIRCULAR THAT ACCOMPANIES THIS LETTER OF TRANSMITTAL AND ELECTION FORM.

ENSERCO ENERGY SERVICE COMPANY INC.

LETTER OF TRANSMITTAL AND ELECTION FORM FOR REGISTERED HOLDERS OF ENSERCO COMMON SHARES

This Letter of Transmittal and Election Form (the "Letter") is for use by registered holders ("Enserco Registered Shareholders") of Enserco common shares in connection with the proposed arrangement (the "Arrangement") under section 192 of the *Canada Business Corporations Act* involving, among others, Enserco Energy Service Company Inc. ("Enserco"), holders ("Enserco Shareholders") of Enserco common shares, holders of options to purchase Enserco common shares, holders of warrants to purchase Enserco common shares (collectively, the "Enserco Securityholders"), Nabors Exchangeco (Canada) Inc., 3064297 Nova Scotia Company and Nabors Industries, Inc. ("Nabors"), to be considered and, if thought fit, approved at a special meeting (the "Meeting") of Enserco Securityholders to be held on April 24, 2002.

TO: **COMPUTERSHARE TRUST COMPANY OF CANADA (the "Depositary"), at its address set out on the last page below**

AND TO: **ENSERCO ENERGY SERVICE COMPANY INC.**

AND TO: **NABORS EXCHANGECO (CANADA) INC. ("Exchangeco")**

AND TO: **3064297 NOVA SCOTIA COMPANY ("Callco")**

AND TO: **NABORS INDUSTRIES, INC. ("Nabors")**

PART I

TO BE COMPLETED BY ALL ENSERCO REGISTERED SHAREHOLDERS

The undersigned Enserco Registered Shareholder hereby deposits with the Depositary, for exchange upon the Arrangement becoming effective, the enclosed certificate(s) representing Enserco common shares, details of which are as follows:

Name and Address of Registered Holder(s)	Certificate Number(s)	Number of Enserco Common Shares Deposited with this Letter
	Total:	

Note: If space is insufficient, please attach a separate schedule to this Letter.

The total of the numbers filled in above must equal the total number of Enserco common shares represented by the share certificate(s) enclosed in this Letter.

Under the terms of the Arrangement, Enserco Shareholders are entitled to elect to receive for their Enserco common shares cash, exchangeable shares of Exchangeco or a combination of cash and such exchangeable shares, as more fully described in the Circular (as defined below).

For your elections herein to be effective, this Letter, properly completed and signed, together with all other documents required to effect the transfer of Enserco common shares under the Enserco by-laws or the *Canada Business Corporations Act* or that may be reasonably required by the Depositary, must accompany all certificates representing your Enserco common shares, and must be received by the Depositary no later than 5:00 p.m. (local time) on April 24, 2002 (the "Election Deadline") at the applicable place of deposit listed on the last page of this Letter. If the Depositary does not receive the required documentation by the Election Deadline (or any extension thereof), you will be treated as a non-electing Enserco Registered Shareholder as described below.

An Enserco Registered Shareholder (other than dissenting shareholders who have exercised rights of dissent as described in the Circular and Nabors and its affiliates) who does not send a properly completed and signed Letter to the Depositary, together with his, her or its certificates representing Enserco common shares and any other required documents, before the Election Deadline or any extension of such deadline, will be deemed to have elected to receive cash.

Until you forward to the Depositary a properly completed and signed Letter and certificates representing your Enserco common shares and all other required documents, you will not receive cash and/or the share certificates representing the exchangeable shares to which you are otherwise entitled. Furthermore, as of the date that the Arrangement becomes effective, you will cease to be an Enserco Shareholder and will only be entitled to receive cash and/or share certificates upon delivery of all required documents to the Depositary.

The transaction will be immediately taxable to an Enserco Shareholder who is a Canadian resident unless the Enserco Shareholder (i) is an "Eligible Holder" as defined on page five of this Letter; (ii) receives exchangeable shares or a combination of cash and exchangeable shares, and (iii) files the tax election form (duly executed by Exchangeco) with the Canada Customs and Revenue Agency by the applicable deadline, in which case a full or partial tax deferral may be obtained. If you are an Eligible Holder and wish to make a tax election, you may request the tax election package referred to on page five of this Letter to assist in preparing the election by so indicating as required on page five.

This Letter also allows Enserco Registered Shareholders to make an optional additional election, in the event any such holder first elects to receive exchangeable shares or a combination of cash and exchangeable shares, to immediately exchange all or a portion of such exchangeable shares for shares of Nabors common stock.

Capitalized terms used but not defined in this Letter have the meanings set out in the Enserco Management Information Circular dated March 20, 2002 (the "Circular").

Enserco Shareholders whose Enserco common shares are registered in the name of a broker, investment dealer, bank, trust company, depositary or other nominee should contact that nominee for instructions and assistance in delivering those Enserco common shares.

Enserco Shareholders should consult their financial and tax advisors prior to making an election as to the consideration they wish to receive under the Arrangement.

PART II

TO BE COMPLETED BY ALL ENSERCO REGISTERED SHAREHOLDERS

ELECTION TO RECEIVE CASH, EXCHANGEABLE SHARES OR A COMBINATION THEREOF

The undersigned hereby elects to receive the following for each Enserco common share transmitted under the arrangement (please check only one box):

☐ All cash;	⇨ go to Part III below.
Or	
☐ All exchangeable shares;	⇨ go to optional additional election on next page.
Or	
☐ A combination of cash and exchangeable shares	⇨ go to optional additional election on next page.

OPTIONAL ADDITIONAL ELECTION

OPTIONAL ADDITIONAL ELECTION TO IMMEDIATELY REDEEM EXCHANGEABLE SHARES FOR SHARES OF NABORS COMMON STOCK

The undersigned should only make this optional additional election in the event that such person has elected to receive exchangeable shares or a combination of cash and exchangeable shares on the prior page and further wishes to immediately exchange all or a portion of such exchangeable shares they will be entitled to receive pursuant to the election made on the prior page for shares of Nabors common stock, OTHERWISE DO NOT MAKE THIS OPTIONAL ADDITIONAL ELECTION AND GO TO SECTION "A" ON THE NEXT PAGE.

The transaction will be immediately taxable to an Enserco Shareholder who is a Canadian resident and who makes this optional additional election to immediately redeem the exchangeable shares for shares of Nabors common stock.

In accordance with the Share Provisions (as defined below) of the exchangeable shares, the undersigned irrevocably elects to exchange the following exchangeable shares for shares of Nabors common stock on the basis of one share of Nabors common stock per exchangeable share (please check only one box):

☐ ______________________ % of the exchangeable shares to which the undersigned is entitled pursuant to the election made on the previous page (rounded up to the next whole number of exchangeable shares); ⇨ go to Section "A" on next page.

Or

☐ All exchangeable shares to which the undersigned is entitled pursuant to the election made on the previous page. ⇨ go to Section "B" on page six.

By making the above optional additional election, notice is hereby given by the undersigned pursuant to Article 6 of the rights, privileges, restrictions and conditions (the "Share Provisions") attaching to the exchangeable shares of Exchangeco and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meaning ascribed to such words and expressions in such Share Provisions.

The undersigned acknowledges the overriding Retraction Call Right of Callco to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable offer by the undersigned to sell the Retracted Shares to Callco in accordance with the Retraction Call Right on the Retraction Date (which for purposes hereof shall be the effective date of the Arrangement, which date is expected to be April 26, 2002 (the "Effective Date")) for the Purchase Price and on the other terms and conditions set out in Section 6.3 of the Share Provisions. This Retraction Request, and this offer to sell the Retracted Shares to Callco, may be revoked and withdrawn by the undersigned only by notice in writing given to the Depositary at any time before the close of business on the Business Day immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, Exchangeco is unable to redeem all Retracted Shares, and Callco does not exercise the Retraction Call Right, the undersigned will be deemed to have exercised the Exchange Right (as defined in the Voting and Exchange Trust Agreement) so as to require Nabors to purchase the unredeemed Retracted Shares on the Effective Date.

The undersigned hereby represents and warrants to Callco and Exchangeco that the undersigned will have good title to, and own, the exchangeable share(s) to be acquired by Callco or Exchangeco, as the case may be, free and clear of all liens, claims and encumbrances at the time of such acquisition.

SECTION "A"

TO BE COMPLETED BY ALL ENSERCO REGISTERED SHAREHOLDERS WHO ARE CANADIAN RESIDENTS AND WHO HAVE ELECTED IN PART II TO RECEIVE EXCHANGEABLE SHARES OR A COMBINATION OF CASH AND EXCHANGEABLE SHARES AND DESIRE A CANADIAN TAX DEFERRAL

By checking the box below, the undersigned (i) requests that a tax election filing package be forwarded to the undersigned at the address specified herein, (ii) represents that the undersigned is an Eligible Holder (as defined below), (iii) acknowledges that it is the undersigned's responsibility to prepare and file the appropriate documents(s) that will be included in the tax election filing package and send such documents to the Depositary, **on or before the date that is 90 days after the Effective Date of the Arrangement (which date is expected to be April 26, 2002)**, (iv) acknowledges that Exchangeco, Nabors, Enserco and the Depositary are not responsible for the proper filing of any tax election and the undersigned will be solely responsible for the payment of any late filing penalty, (v) acknowledges that Exchangeco agrees only to execute any properly completed tax election form submitted to it in duplicate and to forward one copy of such tax election form executed by Exchangeco by ordinary mail to the undersigned, (vi) acknowledges that with the exception of the execution of the tax election forms by Exchangeco, compliance with the requirements for a valid tax election will be the sole responsibility of the undersigned and that Exchangeco, Nabors, Enserco and the Depositary are not responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any tax election or to file it properly within the time prescribed and in the form prescribed under the *Income Tax Act* (Canada) (or the corresponding provisions of any applicable provincial legislation) and (vii) acknowledges that a deferral will be available only to the extent that the undersigned received exchangeable shares in respect of his, her or its Enserco common shares **and did not elect to redeem all such shares pursuant to the optional election on the prior page**.

An "Eligible Holder" is an Enserco Registered Shareholder (i) who is a Canadian resident for the purposes of, and not exempt from tax under, the *Income Tax Act* (Canada), or (ii) which is a partnership that owns Enserco common shares, if one or more of its partners would be an Eligible Holder if such partner held such Enserco common shares directly.

☐ Please check if you would like a tax election filing package sent to you.

If you are requesting a tax election filing package, please respond to the statements below by checking the appropriate box:

	Yes	No
The undersigned is a partnership	☐	☐
The undersigned intends to file an election in Quebec	☐	☐

GO TO SECTION "B" ON THE FOLLOWING PAGE IF YOU HAVE ELECTED TO RECEIVE A COMBINATION OF CASH AND EXCHANGEABLE SHARES WHETHER OR NOT YOU HAVE MADE THE OPTIONAL ELECTION ON PAGE FOUR; ALL OTHER ENSERCO REGISTERED SHAREHOLDERS GO TO PART III BELOW.

SECTION "B"

TO BE COMPLETED BY ALL ENSERCO REGISTERED SHAREHOLDERS WHO ELECT TO RECEIVE A COMBINATION OF CASH AND EXCHANGEABLE SHARES FOR EACH ENSERCO COMMON SHARE

If you have elected to receive a combination of cash and exchangeable shares in Part II above, whether or not you made the optional election on page four to redeem all or a portion of such exchangeable shares for shares of Nabors common stock, you are required to make the further election below specifying the percentage of each form of consideration that you wish to receive for each of your Enserco common shares. The percentage you insert below should total 100. For example, if you wish to elect to receive one-half cash and one-half exchangeable shares (and/or shares of Nabors common stock, if applicable) for each of your Enserco common shares, you should insert the number 50 in the box corresponding to cash and the number 50 in the box corresponding to exchangeable shares and/or shares of Nabors common stock below. If the percentages you insert below do not total 100, the percentages that you specify below will be prorated to total 100. If you do not insert a number in the box corresponding to a form of consideration below, you will be deemed to have elected to receive 0% of that form of consideration. **If you do not complete this Section "B", you will be deemed to have made an invalid election and will be treated as a non-electing Enserco Registered Shareholder as described above and will receive cash for your Enserco common shares.**

THE UNDERSIGNED, HAVING ELECTED TO RECEIVE A COMBINATION OF CASH AND EXCHANGEABLE SHARES IN PART II ABOVE (WHETHER OR NOT THE UNDERSIGNED IMMEDIATELY REDEEMED ALL OR A PORTION OF SUCH SHARES PURSUANT TO THE OPTIONAL ELECTION ON PAGE FOUR), HEREBY ELECTS TO RECEIVE THE FOLLOWING PERCENTAGE OF EACH FORM OF CONSIDERATION FOR EACH ENSERCO COMMON SHARE TRANSMITTED:

Cash	☐ %
Exchangeable shares and/or shares of Nabors common stock if optional additional election made on page four	☐ %
Total	100%

GO TO PART III BELOW

PART III

TO BE COMPLETED BY ALL ENSERCO REGISTERED SHAREHOLDERS

Note: Please review carefully the instructions, which start on page eight, before completing the following information.

A. Registration and Payment Instructions

Issue and send certificate(s) and/or the cheque (if any) as indicated below.

THIS BOX MUST BE COMPLETED.

____
(Name) (please print)

____
(Title, if applicable) (see Instruction 4 below)

____
(Street Address)

____
(City) (Province or State) (Postal or Zip Code)

____
(Telephone — Business Hours)

B. Special Delivery Instructions

Fill in name and address below ONLY if the certificate(s) and/or the cheque are to be sent to someone other than the Enserco Registered Shareholder and to an address other than the address of the Enserco Registered Shareholder as it appears on this Letter.

____
(Name) (please print)

____
(Street Address)

____

____
(City) (Province or State) (Postal or Zip Code)

C. Special Pick-Up Instructions

☐ Hold certificate(s) and/or the cheque (if any) for pick-up.

Dated: ______________________________, 2002

____
Signature of holder or authorized representative

____
Signature of any joint holder

____
Name of joint holder (please print)

____
Name of authorized representative (please print)

Signature Guaranteed By:
(if required under Instruction 3 set out below)

____
Authorized signature

____
Name of guarantor (please print)

____
Address (please print)

PART IV

General

By completing and signing Part III above, the Enserco Registered Shareholder completing this Letter (the "Signatory") represents, warrants, agrees, instructs and acknowledges as follows:

1. The Signatory acknowledges that the intention of Exchangeco in creating the exchangeable shares is to have the economic and voting attributes associated with the exchangeable shares be, as nearly as practicable, equivalent to those of shares of Nabors common stock. Nabors will covenant in the Voting and Exchange Trust Agreement to provide financial and other information regarding Nabors to holders of exchangeable shares. By electing to receive exchangeable shares or some combination of cash and exchangeable shares as indicated above, the Signatory acknowledges Nabors' covenant in that regard. See "Description of the Transaction — Voting, Dividend and Liquidation Rights of Holders of Exchangeable Shares" in the Circular.

2. It is understood that upon receipt of this Letter, the certificates representing Enserco common shares deposited herewith and any other required documentation, and following the Effective Date, the Depositary or its agent will send to the Signatory or hold for pick-up, in accordance with instructions given above, a cheque for any cash and/or certificate(s) for exchangeable shares to which the Signatory is entitled under the Arrangement and certificates for shares of Nabors common stock for holders who have elected to exercise the optional additional election in Part II hereof. The cheque and certificate(s) (if any) will be made payable to or registered in, as the case may be, the name (and at the address) of the Enserco Registered Shareholder set forth in Part III above.

3. The Signatory covenants, represents and warrants that (i) the Signatory is the registered owner of the Enserco common shares being deposited, (ii) such shares are owned by the Signatory free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims, (iii) the Signatory has full power and authority to execute and deliver this Letter and all information inserted into this Letter by the Signatory is accurate, (iv) the Signatory will execute and deliver any additional documents necessary or desirable to complete the surrender, transfer and exchange of such Enserco common shares and (v) the Signatory will not, prior to the Effective Time, transfer or permit to be transferred any of such deposited Enserco common shares.

4. The covenants, representations and warranties of the Signatory contained herein shall survive the completion of the Arrangement.

5. Effective at the Effective Time, the Signatory surrenders to Exchangeco all right, title and interest in and to the Enserco common shares represented by the delivered share certificate(s), and irrevocably constitutes and appoints the Depositary lawful attorney-in-fact of the Signatory, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to deliver such certificate(s), together with all accompanying evidence of authority, to the Depositary or its respective agent, and to effect the cancellation of such certificate(s) on the books of Enserco.

6. The Signatory revokes any and all authority, other than as granted in this Letter, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Signatory at any time with respect to the Enserco common shares being transmitted. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the transmitted Enserco common shares. All authority conferred or agreed to be conferred by the Signatory in this Letter shall survive the death or incapacity of the Signatory and any obligations of the Signatory hereunder shall be binding upon the heirs, legal representatives, successors and assigns of the Signatory.

7. The Signatory instructs the Depositary to mail any certificate(s) representing exchangeable shares and/or any cheque to which the Signatory is entitled under the Arrangement and certificates for shares of Nabors common stock for holders who have elected to exercise the optional additional election in Part II hereof, promptly after the Effective Date, by first class insured mail, postage prepaid, to the Signatory, or to hold such certificate(s) and/or cheque for pick-up, in accordance with the instructions given above. If the Arrangement is not completed, the transmitted Enserco common shares and all other ancillary documents will be returned to the Signatory in accordance with the instructions given above. The Signatory recognizes that Enserco has no obligation pursuant to the instructions given above to transfer any Enserco common shares from the name of the registered holder thereof if the Arrangement is not completed.

INSTRUCTIONS:

1. Use of Letter of Transmittal and Election Form

(a) This Letter (or manually signed facsimile thereof), together with the accompanying certificate(s) representing Enserco common shares and all other required documents, must be received by the Depositary, at the address set forth on the last page hereof, by the Election Deadline (or any extensions thereto) in order for the elections contained herein to be valid.

(b) The method used to deliver this Letter and the accompanying certificate(s) representing Enserco common shares (if any) and all other required documents is at your option and risk, and delivery will be deemed to be effective only when such documents are actually received. Enserco recommends that the necessary documentation be hand delivered to the Depositary at the applicable address specified below and a receipt obtained; otherwise the use of registered, insured mail, with return receipt requested, is recommended. A preaddressed security return envelope is enclosed for your convenience.

(c) Enserco Shareholders whose Enserco common shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in delivering those Enserco common shares.

2. Signatures

(a) This Letter must be completed, dated and signed by the Enserco Registered Shareholder or by such person's duly authorized representative in accordance with Instruction 4 below.

(b) Subject to (d) below, if this Letter is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is owned of record by two or more joint owners, all such owners must sign this Letter.

(c) If this Letter is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if certificate(s) representing exchangeable shares and/or shares of Nabors common stock are to be issued to a person other than the registered owner(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

(d) For a correction of name or change in name which in either case does not involve a change in ownership, proceed as follows:

(i) for a change of name by marriage, etc., the surrendered certificates(s) representing Enserco common shares should be endorsed, e.g., "Mary Doe, now by marriage Mrs. Mary Jones," with the signature guaranteed by an Eligible Institution; and

(ii) for a correction in name, the surrendered certificate(s) should be endorsed, e.g. "James E. Brown, incorrectly inscribed as J.E. Brown," with the signature guaranteed by an Eligible Institution. See paragraphs (a) through (c) of this Instruction 2 and Instruction 3.

3. Guarantee of Signatures

(a) If this Letter is signed by a person other than the registered owner(s) of the accompanying certificate(s), such signature(s) must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

(b) An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada or a member firm of a recognized Medallion Program (STAMP, SEMP or MSP).

4. Fiduciaries, Representatives and Authorizations

If this Letter is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter must be accompanied by satisfactory evidence of authority to act. Any of Enserco, Exchangeco or the Depositary, in their discretion, may require additional evidence of authority or additional documentation.

5. Delivery Instructions

If any certificate(s) and/or a cheque are to be sent to someone other than the Enserco Registered Shareholder or to an address other than the address of the Enserco Registered Shareholder as it appears on this Letter, the box entitled "Special Delivery Instructions" in Part III should be completed. If that box is not completed, any new certificate(s) issued in exchange for Enserco common shares and a cheque, if any, will be mailed to the Enserco Registered Shareholder at the address of the Enserco Registered Shareholder as it appears in this Letter. If no address of the Enserco Registered Shareholder is provided in this Letter, then any new certificate(s) and/or cheque, if any, will be mailed to the address of the Enserco Registered Shareholder as it appears on the securities register of Enserco.

6. Fractional Shares

Fractional exchangeable shares or fractional shares of Nabors common stock will not be issued. Cash in lieu of fractional shares, calculated as described in the Circular, will be paid to Enserco Registered Shareholders who would otherwise be entitled to receive fractional interests in exchangeable shares.

7. Miscellaneous

(a) If the space provided in this Letter is insufficient, the requested information should be set out on a separate list and attached to this Letter.

(b) If Enserco common shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted.

(d) Additional copies of this Letter may be obtained without charge from the Depositary at the office specified below.

(e) Before completing this Letter, you are urged to read the Circular.

(f) Enserco and Exchangeco reserve the right, if they so elect collectively, in their absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter received by them.

8. Lost, Destroyed and Stolen Certificates

If a share certificate has been lost, destroyed or stolen, the registered holder of that certificate should immediately contact the Depositary toll free at 1-800-663-9097 regarding the issuance of a replacement certificate upon the holder satisfying Enserco's requirements relating to replacement certificates. This Letter should be completed as fully as possible and forwarded, together with a letter describing the loss, destruction or theft, to the Depositary. The Depositary will respond with the replacement requirements.

9. Assistance

The Depositary (see below for addresses and telephone numbers) or your broker or other financial advisor will be able to assist you in completing this Letter.

10. Late Delivery

Enserco Registered Shareholders must, if the Arrangement proceeds, submit a properly completed Letter of Transmittal and certificate(s) prior to the third anniversary of the Effective Date to avoid losing their entitlement to the exchangeable shares and/or cash to be issued under the Arrangement.

11. Notice Regarding Substitute Form W-9 — U.S. Enserco Shareholders

Nabors has not declared or paid any cash dividends on its common stock since 1982. Nabors does not intend to pay cash dividends on its common stock for the foreseeable future.

In order to avoid "backup withholding" of United States federal income tax payments made with respect to exchangeable shares and shares of Nabors common stock, a shareholder that is a U.S. person (including a U.S. resident alien) must generally provide their correct taxpayer identification number ("TIN") on Substitute Form W-9 and certify, under penalties of perjury, that such number is correct and that such shareholder is not subject to backup withholding.

In the event that Nabors declares, pays, or announces that it intends to declare, pay or commence payment of dividends in the future, Enserco Registered Shareholders who are U.S. Holders and who elect to receive exchangeable shares or a combination of cash and exchangeable shares are advised to contact their broker, financial advisor or legal advisor concerning the preparation and filing of a Substitute Form W-9.

12. Notice Regarding Substitute Form W-8BEN — Enserco Shareholders that are Non-U.S. Holders

Nabors has not declared or paid any cash dividends on it common stock since 1982. Nabors does not intend to pay cash dividends on its common stock for the foreseeable future.

Dividends paid to an Enserco Registered Shareholder who is a Non-U.S. Holder with respect to exchangeable shares or shares of Nabors common stock generally will be subject to withholding of United States federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) unless the dividend is (a) effectively connected with the conduct of a trade or business of such Enserco Registered Shareholder within the United States, or (b) if a tax treaty applies, is attributable to a United States permanent establishment of such Enserco Registered Shareholder, in which cases the dividend will be taxed at ordinary United States federal income tax rates.

In the event that Nabors declares, pays, or announces that it intends to declare, pay or commence payment of dividends in the future, in order to claim a reduced rate of withholding under an applicable treaty, Enserco Registered Shareholders who are Non-U.S. Holders and who elect to receive exchangeable shares or a combination of cash and exchangeable shares are advised to contact their broker, financial advisor or legal advisor concerning the preparation and filing of a Substitute Form W-8BEN.

OFFICES OF THE DEPOSITARY, COMPUTERSHARE TRUST COMPANY OF CANADA

TORONTO

By Mail

Computershare Trust Company of Canada
P.O. Box 7021
31 Adelaide Street E.
Toronto, Ontario
M5C 3H2

Attention: Corporate Actions

By Hand or Courier

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1

CALGARY

By Hand or Courier

Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, AB
T2P 3S8
Canada

Telephone: 416-981-9633
Toll Free: 1-800-663-9097
email: caregistryinfo@computershare.com

Any questions and requests for assistance may be directed by Enserco Registered Shareholders to the Depositary at the telephone numbers, locations or e-mail address above.

ENSERCO
Energy Service Company Inc.

Instrument of Proxy for the Special Meeting of Shareholders, Optionholders and Warrantholders of Enserco Energy Service Company Inc. to be held on April 24, 2002

This proxy is *solicited by the management* of Enserco Energy Service Company Inc. ("Enserco"). The undersigned holder of options to purchase common shares of Enserco, hereby appoints John E. Hokanson, President and Chief Executive Office of Enserco or Kevin L. Nugent, Vice President Finance, Chief Financial Officer and Corporate Secretary of Enserco, with full power of substitution, or instead of either of them, ______________________________, as proxyholder for and on behalf of the undersigned, to attend the special meeting of holders of common shares, options and warrants to be held at 10:00 a.m. (Calgary time) on April 24, 2002 in the Strand/Tivoli Room, Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, Canada and any adjournment or postponement thereof, to vote the options that the undersigned would be entitled to vote if personally present as indicated below and to represent and vote such options of the undersigned on any other matters properly brought before the special meeting. **You have the right to appoint a person (who need not be a holder of options) other than persons designated in this form of proxy, as nominee to attend and act for and on behalf of you at the special meeting, and may exercise such right by inserting the name of such person in the blank space provided above.**

Without limiting the general powers conferred by this form of proxy, the undersigned hereby revokes any proxy previously given and directs the person named above as proxyholder to vote at the special meeting and at any adjournment thereof, the options represented by this proxy as follows:

1. FOR ☐ or AGAINST ☐ a resolution to approve an arrangement under section 192 of the *Canada Business Corporations Act* as more particularly described in the Management Information Circular and Proxy Statement of Enserco dated March 20, 2002; and

2. In the discretion of the proxyholder in respect of any amendments or variation to matters identified in the Notice of Special Meeting included within the Management Information Circular and Proxy Statement and on all other matters that may properly come before the special meeting or any adjournment thereof.

The options represented by this proxy will be voted in the manner directed herein by the undersigned on any ballot that may be called for. **If no direction is given, the options represented by this proxy will be voted "FOR" Item 1 above. If any other business or amendments or variations to the matters identified in the Notice of Special Meeting included with the Management Information Circular and Proxy Statement properly come before the special meeting, then discretionary authority is conferred upon the person appointed in this proxy in the manner that such person sees fit.** The undersigned hereby agrees to ratify and confirm all that such proxyholder may do by virtue hereof. The undersigned hereby acknowledges receipt of the Notice of Special Meeting and the Management Information Circular and Proxy Statement.

DATED ______________, 2002.

____
Name (please print)

____
Signature

PLEASE MARK, DATE AND SIGN THIS INSTRUMENT OF PROXY AND PROMPTLY RETURN IT USING THE ENCLOSED ENVELOPE MARKED "PROXY DEPT."

Notes:

1. In order for this proxy to be effective, this proxy must be executed by the holder of options or the attorney of such person authorized in writing and must be received by Computershare Trust Company of Canada, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8, not later than 10:00 a.m. (Calgary time) on April 22, 2002, or, if the special meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed special meeting, or any further adjournment or postponement thereof. If the date is not inserted in the blank space provided above, this proxy shall be deemed to be dated on the day on which it is mailed by Enserco with the Management Information Circular and Proxy Statement.

2. The signature of the holder of options should be exactly the same as the name in which such securities are registered.

3. Persons signing as executors, administrators, trustees, etc. should so indicate. If the holder of options is a corporation, its corporate seal must be affixed or this proxy must be signed by an officer or attorney thereof duly authorized.

INVESTMENT DEALER OR BROKER SOLICITING PROXY

The owner signing above represents that the member of the proxy soliciting dealer group who solicited and obtained this proxy is:

______________________________ ______________________________
(Firm) (Telephone Number) (Fax Number)

______________________________ ______________________________
(Registered Representative) (Address)

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED.

ENSERCO
Energy Service Company Inc.

Instrument of Proxy for the Special Meeting of Shareholders, Optionholders and Warrantholders of Enserco Energy Service Company Inc. to be held on April 24, 2002

This proxy is solicited by the management of Enserco Energy Service Company Inc. ("Enserco"). The undersigned holder of common shares and/or warrants to purchase common shares of Enserco, hereby appoints John E. Hokanson, President and Chief Executive Office of Enserco or Kevin L. Nugent, Vice President Finance, Chief Financial Officer and Corporate Secretary of Enserco, with full power of substitution, or instead of either of them, ______________________________, as proxyholder for and on behalf of the undersigned, to attend the special meeting of holders of common shares, options and warrants to be held at 10:00 a.m. (Calgary time) on April 24, 2002 in the Strand/Tivoli Room, Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, Canada and any adjournment or postponement thereof, to vote the common shares and warrants that the undersigned would be entitled to vote if personally present as indicated below and to represent and vote such common shares and warrants of the undersigned on any other matters properly brought before the special meeting. **You have the right to appoint a person (who need not be a holder of common shares or warrants) other than persons *designated in this form of proxy, as nominee to attend and act for and on behalf of you at the special meeting, and may exercise such* right by inserting the name of such person in the blank space provided above.**

Without limiting the general powers conferred by this form of proxy, the undersigned hereby revokes any proxy previously given and directs the person named above as proxyholder to vote at the special meeting and at any adjournment thereof, the common shares and/or warrants represented by this proxy as follows:

1. FOR ☐ or AGAINST ☐ a resolution to approve an arrangement under section 192 of the *Canada Business Corporations Act* as more particularly described in the Management Information Circular and Proxy Statement of Enserco dated March 20, 2002; and
2. In the discretion of the proxyholder in respect of any amendments or variation to matters identified in the Notice of Special Meeting included within the Management Information Circular and Proxy Statement and on all other matters that may properly come before the special meeting or any adjournment thereof.

The common shares and/or warrants represented by this proxy will be voted in the manner directed herein by the undersigned on any ballot that may be called for. **If no direction is given, the common shares and/or warrants represented by this proxy will be voted "FOR" Item 1 above. If any other business or amendments or variations to the matters identified in the Notice of Special Meeting included with the Management Information Circular and Proxy Statement properly come before the special meeting, then discretionary authority is conferred upon the person appointed in this proxy in the manner that such person sees fit.** The undersigned hereby agrees to ratify and confirm all that such proxyholder may do by virtue hereof. The undersigned hereby acknowledges receipt of the Notice of Special Meeting and the Management Information Circular and Proxy Statement.

DATED ______________, 2002.

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Name (please print)

____
Signature

PLEASE MARK, DATE AND SIGN THIS INSTRUMENT OF PROXY AND PROMPTLY RETURN IT USING THE ENCLOSED ENVELOPE MARKED "PROXY DEPT."

Notes:

1. In order for this proxy to be effective, this proxy must be executed by the holder of common shares or warrants or the attorney of such person authorized in writing and must be received by Computershare Trust Company of Canada, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8, not later than 10:00 a.m. (Calgary time) on April 22, 2002, or, if the special meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed special meeting, or any further adjournment or postponement thereof. If the date is not inserted in the blank space provided above, this proxy shall be deemed to be dated on the day on which it is mailed by Enserco with the Management Information Circular and Proxy Statement.
2. The signature of the holder of common shares or warrants should be exactly the same as the name in which such securities are registered.
3. Persons signing as executors, administrators, trustees, etc. should so indicate. If the holder of common shares or warrants is a corporation, its corporate seal must be affixed or this proxy must be signed by an officer or attorney thereof duly authorized.

INVESTMENT DEALER OR BROKER SOLICITING PROXY

The owner signing above represents that the member of the proxy soliciting dealer group who solicited and obtained this proxy is:

______________________________ ______________________________
(Firm) (Telephone Number) (Fax Number)

______________________________ ______________________________
(Registered Representative) (Address)

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED.